SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	NML Variable Annuity Account A

Address of Principal Business Office:	720 East Wisconsin Avenue Milwaukee, Wisconsin 53202

Telephone Number:	(414) 271-1444

Name and Address of Agent for Service of Process:	Robert J. Berdan Vice President, General Counsel and Secretary The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, Wisconsin 53202

Copies to:	Michael J. Mazza Counsel The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 665-2052

Check Appropriate Box:	Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A Yes ☐ No ☒

Item 1. Exact name of registrant.	NML Variable Annuity Account A.

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.	Registrant was organized under the laws of the State of Wisconsin on February 14, 1968.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).	Registrant is organized as a separate account of The Northwestern Mutual Life Insurance Company.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).	Registrant is organized as a unit investment trust.

Item 5. If a registrant is a management company:	Not applicable.

(a) state whether registrant is a “closed-end company or an “open-end” company;

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company.

Item 6. Name and address of each investment adviser of registrant.	Not applicable.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.	Not applicable.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;	The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, Wisconsin 53202

(b) state the name and address of each officer and director of each sponsor of registrant;

The following lists include all of the Trustees, executive officers and other officers of The Northwestern Mutual Life Insurance Company, without regard to their activities relating to variable annuity contracts or their authority to act or their status as “officers” as that term is used for certain purposes of the federal securities laws and rules thereunder.

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TRUSTEES – As of April 1, 2006

Name	Business Address

Edward E. Barr	2050 Center Avenue Suite 567 Fort Lee, NJ 07024

John M. Bremer	The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, WI 53202

Peter W. Bruce	The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, WI 53202

Robert C. Buchanan	Fox Valley Corporation 100 West Lawrence Street (54911) P.O. Box 727 Appleton, WI (54912-0727)

George A. Dickerman	68 Normandy Road Longmeadow, MA 01106-1259

David J. Drury	Poblocki & Sons, LLC 922 South 70th Street Milwaukee, WI 53214

Connie K. Duckworth	ARZU 77 Stone Gate Lane Lake Forest, IL 60045

James D. Ericson	777 East Wisconsin Avenue Suite 3010 Milwaukee, WI 53202

David A. Erne	Reinhart Boener Van Deuren, sc 1000 North Water Street Suite 2100 Milwaukee, WI 53202

J. E. Gallegos	Gallegos Law Firm 460 St. Michaels Drive Building 300 Santa Fe, NM 87505

James P. Hackett	Steelcase, Inc. 901 – 44th Street Grand Rapids, MI 49508

Hans Helmerich	Helmerich & Payne, Inc. 1437 South Boulder Tulsa, OK 74119

Stephen F. Keller	101 South Las Palmas Avenue Los Angeles, CA 90004

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Barbara A. King	Landscape Structures, Inc. Route 3 601-7th Street South Delano, MN 55328

Margery Kraus	APCO Worldwide 700 12th Street, NW, Suite 800 Washington, DC 20005

J. Thomas Lewis	228 St. Charles Avenue Suite 1024 New Orleans, LA 70130

Daniel F. McKeithan, Jr.	Tamarack Petroleum Company, Inc. 777 East Wisconsin Avenue Suite 1920 Milwaukee, WI 53202

Ulice Payne, Jr.	Addison-Clifton, L.L.C. 13555 Bishop’s Court Suite 245 Brookfield, WI 53005

H. Mason Sizemore, Jr.	2054 N.W. Blue Ridge Drive Seattle, WA 98177

Peter M. Sommerhauser	Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202-3590

John E. Steuri	52 River Ridge Road Little Rock, AR 72227-1518

John J. Stollenwerk	Allen-Edmonds Shoe Corporation 201 East Seven Hills Road P.O. Box 998 Port Washington, WI 53074-0998

Barry L. Williams	Williams Pacific Ventures, Inc. 4 Embarcadero Center, Suite 3700 San Francisco, CA 94111

Kathryn D. Wriston	c/o Shearman & Sterling 599 Lexington Avenue, Room 1064 New York, NY 10022

Edward J. Zore	The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, WI 53202

EXECUTIVE OFFICERS – As of April 1, 2006

Name	Title

Edward J. Zore	President and Chief Executive Officer

John M. Bremer	Chief Operating Officer (Chief Compliance Officer)

Peter W. Bruce	Chief Insurance Officer

Deborah A. Beck	Executive Vice President (Planning and Technology)

William H. Beckley	Executive Vice President (Agencies)

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Mason G. Ross	Executive Vice President & Chief Investment Officer

Mark G. Doll	Senior Vice President (Public Markets)

Christine H. Fiasca	Senior Vice President (Agency Services)

Richard L. Hall	Senior Vice President (Life Product)

William C. Koenig	Senior Vice President & Chief Actuary

Jean M. Maier	Senior Vice President (Insurance Operations)

Meridee J. Maynard	Senior Vice President

Gregory C. Oberland	Senior Vice President & Chief Information Officer

Gary A. Poliner	Senior Vice President & Chief Financial Officer

Marcia Rimai	Senior Vice President (Business Integration Services)

Charles D. Robinson	Senior Vice President (IPS Strategy)

John E. Schlifske	Senior Vice President (Investment Products & Services and Affiliates)

Leonard F. Stecklein	Senior Vice President (IPS)

Robert J. Berdan	Vice President, General Counsel & Secretary

Michael G. Carter	Vice President (Field Compensation & Planning)

Steven T. Catlett	Vice President (Corporate Services)

Eric P. Christophersen	Vice President (Compliance/Best Practices)

David D. Clark	Vice President (Real Estate)

Gloster B. Current	Vice President (Policyowner Services)

John M. Grogan	Vice President (Disability Income)

John C. Kelly	Vice President & Controller

John L. Kordsmeier	Vice President (New Business)

Susan A. Lueger	Vice President (Human Resources)

Jeffrey J. Lueken	Vice President (Securities)

Raymond J. Manista	Vice President (Corporate Planning)

David W. Simbro	Vice President (Long Term Care)

Brenda F. Skelton	Vice President (Communications)

Calvin R. Schmidt	Vice President (Investment Product Operations)

J. Edward Tippetts	Vice President (Wealth Management)

Donald G. Tyler	Vice President (IPS Products & Sales)

Martha M. Valerio	Vice President (Technology Research & Web Resources)

Michael L. Youngman	Vice President (Government Relations)

OTHER OFFICERS – As of December 1, 2005

Name	Title

John Abbott	Director-Field Benefit Consultants

Carl Amick	VP-Risk Management Operations

Jason Anderson	Assistant Director Tax

Mark Backe	Asst. General Counsel & Asst. Secretary

Rebekah Barsch	Vice President Investment Product Lines

Blaise Beaulier	Director of Project Portfolio Management

Beth M. Berger	Asst. General Counsel & Asst. Secretary

Frederick W. Bessette	Asst. General Counsel & Asst. Secretary

Maryann Bialo	Asst. Director DI Benefit

Carrie Bleck	Director Policyowner Services

Melissa Bleidorn	Asst. General Counsel & Asst. Secretary

Sandra Botcher	Asst. General Counsel & Asst. Secretary

Anne Brower	Asst. General Counsel & Asst. Secretary

Michael S. Bula	Asst. General Counsel & Asst. Secretary

Gwen Canady	Director Corporate Reporting

Kurt Carbon	Director Life Lay Standards

Susan A. Cerbins	Asst. General Counsel & Asst. Secretary

Walt Chossek	Director-Finance

Tom Christianson	Director Advanced Business Services

Barbara Courtney	Director Mutual Fund Accounting

Dennis Darland	Asst. Director DI Benefit

Mark Diestelmeier	Asst. General Counsel & Asst. Secretary

Dave Dorshorst	Director Field Services and Support

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John E. Dunn	Asst. General Counsel & Asst. Secretary

James R. Eben	Asst. General Counsel & Asst. Secretary

Cheryl Flanders	Compliance & QA Consultant

Carol Flemma	Director-IPS Bus Development/Comm

Don Forecki	Director Investment Operations

James C. Frasher	Asst. General Counsel & Asst. Secretary

John Garofani	Asst. General Counsel & Asst. Secretary

Sheila Gavin	Asst. General Counsel & Asst. Secretary

Don Gehrke	Director-Inv Client Services

Tim Gerend	Asst. General Counsel & Asst. Secretary

Wally Givler	Vice President Investment Accounting

Kevin M. Gleason	Asst. General Counsel & Asst. Secretary

Bob Gleeson	Vice President & Medical Director

C. Claibourne Greene	Asst. General Counsel & Asst. Secretary

Tom Guay	Vice President Underwriting Standards

Greg Gurlik	Director Long Term Care Product Development

Wayne Heidenreich	Medical Director

Gary Hewitt	Vice President & Treasurer

Patricia Hillmann	Director-Annuity Customer Service

Mark W. Humphrey	Director-Architecture Construction Environmental Services

Sharon A. Hyde	Asst. Director Disability Benefit

Elizabeth Idleman	Asst. General Counsel & Asst. Secretary

Todd Jones	Asst. Director- IPS Finance

David B. Kennedy	Asst. General Counsel & Asst. Secretary

Mollie Kenny	Regulatory Consultant

Don Kiefer	Vice President Actuary

James Koelbl	Asst. General Counsel & Asst. Secretary

Abim Kolawole	Asst. General Counsel & Asst. Secretary

Robert Kowalsky	Vice President & Chief Architect

Carol L. Kracht	Vice President, Deputy General Counsel & Investment Counsel

Pat Krueger	Director Annuity Customer Service

Todd Kuzminski	Director Investment Accounting

Donna Lemanczyk	Director-Investment Closing

Elizabeth Lentini	Asst. General Counsel & Asst. Secretary

Sally J. Lewis	Asst. General Counsel & Asst. Secretary

James Lodermeier	Senior Actuary

George R. Loxton	Asst. General Counsel & Asst. Secretary

Cindy Lubbert	Asst. Director-DI Underwriting

Dean Mabie	Asst. General Counsel & Asst. Secretary

Jon Magalska	Actuary

Steve Mannebach	Director Field Management Development

Anthony C. Marino	Asst. General Counsel & Asst. Secretary

Jeff Marks	Director Special Projects

Steve Martinie	Asst. General Counsel & Asst. Secretary

Ted Matchulat	Director Product Compliance

Allan McDonnell	Director-Order Entry Desk/Retail Svc

James L. McFarland	Asst. General Counsel & Asst. Secretary

Patrick McKeown	Investment Research Consultant

Larry S. Meihsner	Asst. General Counsel & Asst. Secretary

Bob Meilander	Vice President Corporate Actuary

Christopher Menting	Asst. General Counsel & Asst. Secretary

Richard E. Meyers	Asst. General Counsel & Asst. Secretary

Joanne Migliaccio	Director Field Services and Support

Michael Mihm	Asst. Director-IPS Field Consulting

Lynn Milewski	Director Annuity New Business

Daniel Moakley	Asst. General Counsel & Asst. Secretary

Jill Mocarski	Medical Director

Karen Molloy	Director Banking & Cash Management

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Diane Moro-Goane	Director Marketing Materials Review

Scott J. Morris	Asst. General Counsel & Asst. Secretary

Jennifer W. Murphy	Asst. General Counsel & Asst. Secretary

Tim Nelson	Director Market Conduct

David K. Nelson	Asst. General Counsel & Asst. Secretary

Mary S. Nelson	Asst. General Counsel & Asst. Secretary

Jeffrey Niehaus	Director-Business Retirement Markets

Kathy Oman	Director-IPS Projects and Planning

Timothy Otto	Asst. General Counsel & Asst. Secretary

Art Panighetti	Vice President Tax

Randy M. Pavlick	Asst. General Counsel & Asst. Secretary

David W. Perez	Asst. General Counsel & Asst. Secretary

Judith L. Perkins	Asst. General Counsel & Asst. Secretary

Pete Peterson	Director Long Term Care Administration

William C. Pickering	Asst. General Counsel & Asst. Secretary

Nora M. Platt	Asst. General Counsel & Asst. Secretary

Harvey W. Pogoriler	Asst. General Counsel & Asst. Secretary

Randy Powell	Medical Director

Dave Remstad	Vice President Specialty Markets

Tom Richards	Vice President Agency Development

Dan Riedl	President NMIS

Kathleen M. Rivera	Vice President and Deputy General Counsel

Bethany Rodenhuis	Vice President Audit

Tammy Roou	Asst. General Counsel & Asst. Secretary

Matt Sauer	Director-IPS Compensation

Linda Schaefer	Director-Special Investigative Unit

Thomas F. Scheer	Asst. General Counsel & Asst. Secretary

Jane Ann Schiltz	Vice President Business Markets

Kathleen H. Schluter	Vice President & Tax Counsel

Sue Schmeidel	Director Field Development

Rodd Schneider	Asst. General Counsel & Asst. Secretary

Catherine L. Shaw	Asst. General Counsel & Asst. Secretary

Sherri Shickert	Director Policyowner Services

David Silber	Asst. General Counsel & Asst. Secretary

Stephen M. Silverman	Asst. General Counsel & Asst. Secretary

Mark W. Smith	Associate General Counsel & Asst. Secretary

Warren Smith	Assistant Director-Architecture

Diane Smith	Assistant Director Policyowner Services

Richard Snyder	Director-Mutual Fund Prod

Steve Sperka	Director DI Benefits

Karen Stevens	Asst. General Counsel & Asst. Secretary

Steve Stone	Director IS Finance

Brenda J. Stugelmeyer	Asst. General Counsel & Asst. Secretary

Cheryl Svehlek	Director-Administration

Rachel Taknint	Vice President, Department Planning and Operations & Associate General Counsel

Paul Tews	Director Investment Planning

Kellen Thiel	Director-Managed Products

Derek Tyus	Director of Strategic Analysis & Planning

Mary Beth Van Groll	Vice President Information Systems

Natalie Versnik	Director Policyowner Services

Andy Ware	Vice President Actuary

Joel Weiner	Medical Director

Catherine A. Wilbert	Asst. General Counsel & Asst. Secretary

Don Wilkinson	Vice President Agency Administration

Jeff Williams	Director Compliance Risk Management

Brian Wilson	Director-IPS National Sales

John Wilson	Director Long Term Care Sales Support

Robert Wright	Director-Affinity Funds

Catherine M. Young	Asst. General Counsel & Asst. Secretary

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Terry R. Young	Asst. General Counsel & Asst. Secretary

Rick Zehner	Vice President Life Products

Patti Zimmermann	Director Investment Technology & Development

Philip Zwieg	Vice President Information Systems

The business addresses for all of the executive officers and other officers is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(c) state the name and address of each trustee and each custodian of registrant.	Not applicable.

Item 9.

(a) State whether registrant is currently issuing and offering its securities directly to the public.	Yes.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.	Northwestern Mutual Investment Services, LLC 611 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities.	Not applicable.

(d) State whether registrant has any securities currently issued and outstanding.	Yes.

(e)     If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning more 10 percent or more of registrant’s outstanding voting securities.

As of March 31, 2006, 9,794 variable annuity contracts issued in connection with NML Variable Annuity Account A were outstanding. All such contracts were issued as contracts for plans qualifying for special treatment under various provisions of the Internal Revenue Code.

Item 10. State the current value of registrant’s total assets.	As of March 31, 2006, total assets of NML Variable Annuity Account A had a value of $539,187,058.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.	No.

Item 12. Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.	A copy of the last regular report to contract owners dated December 31, 2005 is attached.

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be signed on behalf of the registrant in the City of Milwaukee, and State of Wisconsin, on the 7th day of April, 2006.

Signature:

NML VARIABLE ANNUITY ACCOUNT A
(Registrant)

		By:	THE NORTHWESTERN MUTUAL LIFE
INSURANCE COMPANY
(Depositor)

Attest:	/s/ JOHN E. DUNN	By:	/s/ JOHN E SCHLIFSKE
	John E. Dunn, Assistant General		John E. Schlifske, Senior Vice
	Counsel & Assistant Secretary		President (Investment Products &
Services and Affiliates)

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December 31, 2005        THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

Flexible Payment Variable Annuity Account A

Individual flexible payment variable annuity contracts for:	Annual Reports

Self-employed persons and their eligible employees	Northwestern Mutual Series Fund, Inc.

Qualified corporate retirement plans	Fidelity® VIP Mid Cap Portfolio

Russell Investment Funds

Letter to Contract Owners

December 31, 2005

In a year marked by contrasts, the economy and the markets held up remarkably well throughout 2005. The destructive hurricanes that hit the Southern coast threatened to derail economic growth mid-year but, surprisingly, the economy never skipped a beat. On the contrary, the potential for rebuilding turned what was considered a disaster into a potential economic stimulus that bolstered stock market returns late in the year, particularly in the Industrials and Materials sectors. Substantially higher energy prices affected the entire country but failed to dampen consumer spending, and consumer confidence ended the year higher.

Buoyed by fiscal and monetary policies aimed at constraining taxes and raising interest rates gradually, U.S. gross domestic product increased at a healthy rate in 2005. Promised government spending in the wake of Hurricane Katrina, coupled with rising home values throughout most of the year, aided the economy and boosted consumer confidence. Housing continued to play a major role in economic activity during 2005, as rising home values allowed homeowners to borrow against the equity in their homes at attractive long-term rates. Huge mortgage equity withdrawals fueled consumer demand for everything from home appliances to autos.

The U.S. stock market advanced overall for the third consecutive year in 2005, though returns were lower than in the previous two years. Despite rising oil prices, higher short-term interest rates and the hurricanes, U.S. corporations enjoyed a solid year, reporting good corporate earnings and strong consumer demand. The market enjoyed low volatility throughout the year, and all major indexes posted gains. The S&P 500 Index — a benchmark of U.S. equity performance — gained 4.91% for the year, while mid- capitalization stocks and international equities were the clear winners in 2005. Mid-cap stocks gained 12.56%, as measured by the S&P MidCap 400 Index, and foreign stocks gained 14.02%, as measured by the EAFE Index. Energy was once again the top performing sector for the year.

It was a fairly uneventful year in the bond market, which was also marked by low volatility. Bonds posted a positive, but small, gain of 2.57% for the year, as measured by the Citigroup US Broad Investment Grade Bond Index. High yield bonds, which had enjoyed above-average returns in 2003 and 2004, gained 2.07% for the year, as measured by the Citigroup High Yield Cash Pay Index. The yield on the 10-year Treasury bond barely moved over the twelve-month period, ending the year at 4.39%, up from 4.21% on January 1, 2005. Short-term interest rates, however, continued to climb as the Federal Reserve Board raised rates eight times in 2005, increasing the federal funds rate by 200 basis points, or 2%, to 4.25% at year end, the highest the rate has been since May 2001.

While the consensus calls for 3.5% GDP growth in the first half of 2006, we believe several factors may work together to keep growth lower in the coming months. Gasoline prices were high throughout 2005, but higher home heating costs only began to reach consumers late in the year. Taken together, higher energy costs may put a dampening effect on other consumer spending as we head into the new year. We expect positive, but slower, growth in 2006, given a continued slowdown in housing sales, a fairly valued stock market, and additional interest rate hikes that could be reflected in higher mortgage rates. We caution investors to recognize that risks exist this late in the business cycle, when slower economic growth is typical.

Despite our tempered enthusiasm, the remarkable resiliency of the U.S. economy cannot be understated. Consumer confidence remains high despite concerns, and productivity continues to be a real positive for our economy. In the past, U.S. corporations have continued to find ways to compete successfully in the global marketplace, and we see no fundamental reason for this to change.

Our best advice continues to be to keep your expectations in line. Slow, steady growth is best achieved with a well-thought-out plan and a well-balanced portfolio of investments. Working with your financial representative to determine the mix of assets best suited to your risk level and stage of life is the key to long-term investment success.

Edward J. Zore President and Chief Executive Officer	Mark G. Doll Senior Vice President Investments

The Northwestern Mutual Life Insurance Company

(Northwestern Mutual)

i

How To Get More Information

Northwestern Mutual Express:

1-800-519-4665

The Express Line gives Trustees (or Owners) convenient up-to-date information about your contract with a contract number and a Personal Identification Number (PIN). Call toll-free to review contract values and unit values, transfer among portfolios, change the allocation and obtain fund performance information.

Information on the Internet:

Northwestern Mutual Financial Network

WWW.NMFN.COM

For information about Northwestern Mutual visit us on our Website. Included is information on Daily Variable Annuity Unit Value Prices, Current Performance, and Fund Information. Contact Your Northwestern Mutual Investment Services representative if you have questions about your contract or any of the contract owner privileges.

Contract Owner Privileges

When the Owner is the Trustee of a qualified employee trust, the exercise of any contract owner privileges by the Trustee must be consistent with the terms and provisions of the qualified plan under which the contract is maintained. Northwestern Mutual shall have no duty to question any actions directed by the Trustee/Owner.

Transfers Among Portfolios

Subject to certain restrictions, you can change your investment allocation or transfer values among the portfolios by calling the Northwestern Mutual Express line at 800-519-4665. Also, you can Mail or Fax the request forms to the Home Office for the same day changes.

Northwestern Mutual is not currently charging a fee for transfers, but reserves the right to charge $25 for each transfer exceeding 12 in a contract year. The amount and timing restrictions discussed here do not apply to interest sweeps from the GIF to the variable funds. The GIF is ONLY available in the Front-Load design in NJ, OR, UT, WA, and the GIF is NOT available in either design in MA and NY. GIF8 may not be available in all states.

Contract Owner Communications

Northwestern Mutual Express gives you 24-hour access to your contract. You receive Confirmation Statements on each transaction, VA Quarterly Summary Statements, and the Annuity Aspects Newsletter providing financial and annuity information.

Automatic Investment Plan

You can invest via the Electronic Funds Transfer (EFT) Plan. Your bank can transmit money safely and quickly from your bank checking or NOW account.

A program of regular investing cannot assure a profit or protect against a loss in a declining market.

Automatic Dollar Cost Averaging Plan

Your money is automatically transferred from the Money Market Portfolio to any of the variable portfolios on a monthly, quarterly or semi-annual basis.

Dollar cost averaging does not assure a profit or protect against loss in a declining market. Carefully consider your willingness to continue payments during periods of low prices.

Portfolio Rebalancing

To help maintain your asset allocation plan percentage over time, this service will automatically readjust the asset allocations back to the desired specified percentages.

Only contracts with accumulation value of $10,000 or more are eligible. Portfolio rebalancing may only be used with the variable funds, not the Guaranteed Interest Fund.

All investments are subject to market risks and a loss of principal. The investment return and principal value will fluctuate, and when sold, may be more of less than their original cost, and could result in a taxable event.

Interest Sweeps

The Interest Sweep service will automatically sweep or transfer interest earnings from the Guaranteed Interest Fund (GIF) to any of the variable investment options. Interest earnings can be swept monthly, quarterly, semi-annually or annually.

Only contracts with $10,000 or more in the GIF are eligible. The amount and timing restrictions that ordinarily apply to transfers between the GIF and the variable funds do not apply to interest sweeps. The GIF is ONLY available in the Front-Load design in NJ, OR, UT, WA, and the GIF is NOT available in either design in MA and NY.

Systematic Withdrawal Plan

While your contract is in the accumulation phase, you can arrange to automatically withdraw money to generate a payment stream.

Special Withdrawal Privilege

You can withdraw 10% of the contract’s accumulation value without a surrender charge, if the contract has at least a $10,000 balance, beginning on the first contract anniversary.

Terminal Illness Benefit*

Withdrawal charges are waived if the primary Annuitant is terminally ill and has a life expectancy of 12 months or less.

Nursing Home Benefit*

Withdrawal charges are waived after the first contract anniversary if the primary annuitant’s confinement is medically necessary for at least 90 consecutive days in a licensed nursing facility or hospital.

*The benefit is not available in MA, NJ, and NY.

Contents

Performance Summary for NML Variable Annuity Account A

Northwestern Mutual Series Fund, Inc. - Annual Report

Fidelity VIP Mid Cap Portfolio - Annual Report (This report follows the end of the Northwestern Mutual Series Fund, Inc.)

Russell Investment Funds - Annual Report (This report follows the end of the Fidelity VIP Mid Cap Portfolio.)

Prospectus Supplement

The performance data quoted represents past performance. Past performance is historical and does not guarantee future performance. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Current performances may be lower or higher than the performance data quoted. For the most recent month-end performance information visit www.nmfn.com.

Performance Summary    as of December 31, 2005

Front Load Contract (Series QQ)

Total return(j) at unit value (as of 12/31/05)	Small Cap Growth Stock Division		T. Rowe Price Small Cap Value Division		Aggressive Growth Stock Division	International Growth Division		Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division		Index 400 Stock Division
1 year	6.30%		2.50%		1.47%	12.82%		6.62%	0.83%		7.44%
5 years	29.77%		—		(10.21%)	—		24.86%	—		40.85%
Annualized	5.35%		—		(2.13%)	—		4.54%	—		7.09%
10 years(g)	—		—		93.61%	—		112.52%	—		—
Annualized	—		—		6.83%	—		7.83%	—		—
Since division inception in Account A	156.08	%(b)	63.52	%(c)	—	49.28	%(c)	—	58.22	%(d)	85.05	%(b)
Annualized	15.13%		11.77%		—	9.49%		—	18.76%		9.66%
Since portfolio inception(a)	—		—		—	—		—	—		—
Annualized	—		—		—	—		—	—		—
Current Yield(h)

Front Load Contract (Series RR)
1 year	5.64%		1.87%		0.84%	12.12%		5.96%	0.20%		6.77%
5 years	28.42%		—		(11.12%)	—		23.61%	—		39.41%
Annualized	5.13%		—		(2.33%)	—		4.33%	—		6.87%
10 years(g)	—		—		90.73%	—		109.19%	—		—
Annualized	—		—		6.67%	—		7.66%	—		—
Since portfolio inception in Account A	152.98	%(b)	61.91	%(c)	—	47.90	%(c)	—	56.98	%(d)	82.81	%(b)
Annualized	14.92%		11.52%		—	9.26%		—	18.41%		9.46%
Since portfolio inception(a)	—		—		—	—		—	—		—
Annualized	—		—		—	—		—	—		—
Current Yield(h)

Back Load Contract Without Surrender (Series QQ/RR)
1 year	9.66%		5.75%		4.69%	16.39%		10.00%	4.02%		10.84%
5 years	28.79%		—		(10.89%)	—		23.90%	—		39.80%
Annualized	5.19%		—		(2.28%)	—		4.38%	—		6.93%
10 years(g)	—		—		83.01%	—		100.80%	—		—
Annualized	—		—		6.23%	—		7.22%	—		—
Since portfolio inception in Account A	150.05	%(b)	63.19	%(c)	—	49.04	%(c)	—	60.61	%(d)	80.70	%(b)
Annualized	14.72%		11.72%		—	9.45%		—	19.43%		9.27%
Since portfolio inception(a)	—		—		—	—		—	—		—
Annualized	—		—		—	—		—	—		—
Current Yield(h)

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contract with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load.

(a)	Returns stated are as of the inception date of the portfolio which precedes availability in Account A. See the following footnotes for portfolio inception dates.
(b)	Inception date of 4/30/99.
(c)	Inception date of 7/31/01.
(d)	Inception date of 5/1/03.
(e)	Inception date of this division in Account A was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(f)	Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g)	10 year return for this division in Account A.
(h)	For the seven-day period ended December 31, 2005, the Money Market Portfolio's yield was 3.97% and was equivalent to a compound effective yield of 4.05%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(j)	Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced. For the Money Market Division, total returns include the effect of a fee waiver from December 2, 2002 through December 31, 2004.

Janus Capital Appreciation Division		Growth Stock Division	Large Cap Core Stock Division	Capital Guardian Domestic Equity Division		T. Rowe Price Equity Income Division		Index 500 Stock Division	Asset Allocation Division		Balanced Division	High Yield Bond Division	Select Bond Division
11.86%		2.98%	3.69%	3.30%		(0.39%)		0.12%	2.29%		(0.96%)	(3.07%)	(2.27%)
—		(12.70%)	(9.38%)	—		—		(3.84%)	—		11.06%	41.50%	31.38%
—		(2.68%)	(1.95%)	—		—		(0.78%)	—		2.12%	7.19%	5.61%
—		103.25%	70.49%	—		—		118.71%	—		98.01%	79.25%	70.01%
—		7.35%	5.48%	—		—		8.14%	—		7.07%	6.01%	5.45%
59.39	%(d)	—	—	23.23	%(c)	40.86	%(d)	—	17.62	%(c)	—	—	—
19.09%		—	—	4.84%		13.70%		—	3.74%		—	—	—
—		—	—	—		—		—	—		—	—	—
—		—	—	—		—		—	—		—	—	—

11.17%		2.34%	3.05%	2.66%		(1.01%)		(0.50%)	1.66%		(1.57%)	(3.66%)	(2.88%)
—		(13.59%)	(10.30%)	—		—		(4.80%)	—		9.92%	40.12%	30.08%
—		(2.88%)	(2.15%)	—		—		(0.98%)	—		1.91%	6.98%	5.40%
—		100.05%	67.92%	—		—		115.49%	—		95.07%	76.73%	67.44%
—		7.18%	5.32%	—		—		7.98%	—		6.91%	5.86%	5.29%
58.15	%(d)	—	—	22.04	%(c)	39.74	%(d)	—	16.47	%(c)	—	—	—
18.74%		—	—	4.61%		13.36%		—	3.51%		—	—	—
—		—	—	—		—		—	—		—	—	—
—		—	—	—		—		—	—		—	—	—

15.40%		6.24%	6.98%	6.57%		2.76%		3.29%	5.53%		2.18%	0.01%	0.82%
—		(13.37%)	(10.07%)	—		—		(4.56%)	—		10.25%	40.45%	30.39%
—		(2.83%)	(2.10%)	—		—		(0.93%)	—		1.97%	7.03%	5.45%
—		92.17%	61.19%	—		—		106.87%	—		87.19%	69.52%	60.73%
—		6.75%	4.89%	—		—		7.54%	—		6.47%	5.42%	4.86%
61.83	%(d)	—	—	23.02	%(c)	42.99	%(d)	—	17.37	%(c)	—	—	—
19.77%		—	—	4.80%		14.34%		—	3.69%		—	—	—
—		—	—	—		—		—	—		—	—	—
—		—	—	—		—		—	—		—	—	—

v

Performance Summary, continued    as of December 31, 2005

Front Load Contract (Series QQ)

Total return(j) at unit value (as of 12/31/05)	Money Market Division	Fidelity VIP Mid Cap Division		Russell Multi-Style Equity Division		Russell Aggressive Equity Division		Russell Non-U.S. Division		Russell Core Bond Division		Russell Real Estate Securities Division
1 year	(1.54%)	12.83%		2.56%		1.69%		8.69%		(2.47%)		7.99%
5 years	5.05%	66.02	%(e)	(5.95%)		32.06%		16.15%		24.62%		120.09%
Annualized	0.99%	10.67%		(1.22%)		5.72%		3.04%		4.50%		17.09%
10 years(g)	34.65%	—		—		—		—		—		—
Annualized	3.02%	—		—		—		—		—		—
Since division inception in Account A	—	96.52	%(e)	(11.84	%)(f)	44.50	%(f)	23.71	%(f)	35.01	%(f)	158.01	%(b)
Annualized	—	28.81%		(1.87%)		5.67%		3.24%		4.60%		15.26%
Since portfolio inception(a)	—	237.19	%(e)	57.37	%(f)	86.77	%(f)	47.70	%(f)	57.90	%(f)	—
Annualized	—	18.94%		5.17%		7.19%		4.43%		5.21%		—
Current Yield(h)	4.05%

Front Load Contract (Series RR)
1 year	(2.15%)	12.13%		1.92%		1.06%		8.02%		(3.07%)		7.33%
5 years	4.01%	64.30	%(e)	(6.90%)		30.70%		14.97%		23.31%		117.84%
Annualized	0.79%	10.44%		(1.42%)		5.50%		2.83%		4.28%		16.85%
10 years(g)	32.58%	—		—		—		—		—		—
Annualized	2.86%	—		—		—		—		—		—
Since portfolio inception in Account A	—	94.97	%(e)	(12.85	%)(f)	42.86	%(f)	22.28	%(f)	33.38	%(f)	154.89	%(b)
Annualized	—	28.43%		(2.04%)		5.49%		3.06%		4.41%		15.05%
Since portfolio inception(a)	—	233.13	%(e)	55.17	%(f)	84.15	%(f)	45.63	%(f)	55.69	%(f)	—
Annualized	—	18.73%		5.01%		7.02%		4.27%		5.04%		—
Current Yield(h)	4.05%

Back Load Contract Without Surrender (Series QQ/RR)
1 year	1.58%	16.40%		5.81%		4.91%		12.13%		0.62%		11.41%
5 years	4.27%	64.74	%(e)	(6.66%)		31.07%		15.25%		23.67%		118.40%
Annualized	0.84%	10.50%		(1.37%)		5.56%		2.88%		4.34%		16.91%
10 years(g)	27.26%	—		—		—		—		—		—
Annualized	2.44%	—		—		—		—		—		—
Since portfolio inception in Account A	—	99.46	%(e)	(13.86	%)(f)	41.15	%(f)	20.79	%(f)	31.77	%(f)	151.95	%(b)
Annualized	—	29.53%		(2.21%)		5.30%		2.87%		4.22%		14.85%
Since portfolio inception(a)	—	228.23	%(e)	50.27	%(f)	78.34	%(f)	41.03	%(f)	50.78	%(f)	—
Annualized	—	18.48%		4.63%		6.64%		3.90%		4.67%		—
Current Yield(h)	4.05%

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contract with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load.

(a)	Returns stated are as of the inception date of the portfolio which precedes availability in Account A. See the following footnotes for portfolio inception dates.
(b)	Inception date of 4/30/99.
(c)	Inception date of 7/31/01.
(d)	Inception date of 5/1/03.
(e)	Inception date of this division in Account A was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(f)	Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g)	10 year return for this division in Account A.
(h)	For the seven-day period ended December 31, 2005, the Money Market Portfolio's yield was 3.97% and was equivalent to a compound effective yield of 4.05%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(j)	Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced. For the Money Market Division, total returns include the effect of a fee waiver from December 2, 2002 through December 31, 2004.

Performance Summary, continued    as of December 31, 2005

Back Load Contract With Surrender (Series QQ)

Total return(j) with surrender charge (as of 12/31/05)	Small Cap Growth Stock Division		T. Rowe Price Small Cap Value Division		Aggressive Growth Stock Division	International Growth Division		Franklin Templeton International Equity Division	AllianceBernstein Mid Cap Value Division		Index 400 Stock Division
1 year	1.66%		(2.25%)		(3.31%)	8.39%		2.00%	(3.98%)		2.84%
5 years	24.80%		—		(14.88%)	—		19.92%	—		35.79%
Annualized	4.53%		—		(3.17%)	—		3.70%	—		6.31%
10 years	—		—		83.01%	—		100.80%	—		—
Annualized	—		—		6.23%	—		7.22%	—		—
Since division inception in Account A	148.02	%(b)	59.16	%(c)	—	45.05	%(c)	—	54.62	%(d)	78.72	%(b)
Annualized	14.58%		11.09%		—	8.78%		—	17.74%		9.09%
Since portfolio inception(a)	—		—		—	—		—	—		—
Annualized	—		—		—	—		—	—		—
Current Yield(h)

Back Load Contract With Surrender (Series RR)
1 year	3.66%		(0.25%)		(1.31%)	10.39%		4.00%	(1.98%)		4.84%
5 years	24.80%		—		(14.88%)	—		19.92%	—		35.79%
Annualized	4.53%		—		(3.17%)	—		3.70%	—		6.31%
10 years(g)	—		—		83.01%	—		100.80%	—		—
Annualized	—		—		6.23%	—		7.22%	—		—
Since portfolio inception in Account A	148.02	%(b)	59.16	%(c)	—	45.05	%(c)	—	54.62	%(d)	78.72	%(b)
Annualized	14.58%		11.09%		—	8.78%		—	17.74%		9.09%
Since portfolio inception(a)	—		—		—	—		—	—		—
Annualized	—		—		—	—		—	—		—
Current Yield(h)

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contract with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load.

(a)	Returns stated are as of the inception date of the portfolio which precedes availability in Account A. See the following footnotes for portfolio inception dates.
(b)	Inception date of 4/30/99.
(c)	Inception date of 7/31/01.
(d)	Inception date of 5/1/03.
(e)	Inception date of this division in Account A was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(f)	Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g)	10 year return for this division in Account A.
(h)	For the seven-day period ended December 31, 2005, the Money Market Portfolio's yield was 3.97% and was equivalent to a compound effective yield of 4.05%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(j)	Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced. For the Money Market Division, total returns include the effect of a fee waiver from December 2, 2002 through December 31, 2004.

Performance Summary, continued    as of December 31, 2005

Back Load Contract With Surrender (Series QQ)

Total return(j) with surrender charge (as of 12/31/05)	Janus Capital Appreciation Division		Growth Stock Division	Large Cap Core Stock Division	Capital Guardian Domestic Equity Division		T. Rowe Price Equity Income Division		Index 500 Stock Division	Asset Allocation Division
1 year	7.40%		(1.76%)	(1.02%)	(1.43%)		(5.24%)		(4.71%)	(2.47%)
5 years	—		(17.40%)	(14.04%)	—		—		(8.59%)	—
Annualized	—		(3.75%)	(2.98%)	—		—		(1.78%)	—
10 years	—		92.17%	61.19%	—		—		106.87%	—
Annualized	—		6.75%	4.89%	—		—		7.54%	—
Since division inception in Account A	55.81	%(d)	—	—	18.98	%(c)	37.00	%(d)	—	13.37	%(c)
Annualized	18.08%		—	—	4.01%		12.52%		—	2.88%
Since portfolio inception(a)	—		—	—	—		—		—	—
Annualized	—		—	—	—		—		—	—
Current Yield(h)

Back Load Contract With Surrender (Series RR)
1 year	9.40%		0.24%	0.98%	0.57%		(3.24%)		(2.71%)	(0.47%)
5 years	—		(17.40%)	(14.04%)	—		—		(8.59%)	—
Annualized	—		(3.75%)	(2.98%)	—		—		(1.78%)	—
10 years(g)	—		92.17%	61.19%	—		—		106.87%	—
Annualized	—		6.75%	4.89%	—		—		7.54%	—
Since portfolio inception in Account A	55.81	%(d)	—	—	18.98	%(c)	37.00	%(d)	—	13.37	%(c)
Annualized	18.08%		—	—	4.01%		12.52%		—	2.88%
Since portfolio inception(a)	—		—	—	—		—		—	—
Annualized	—		—	—	—		—		—	—
Current Yield(h)

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contract with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load.

(a)	Returns stated are as of the inception date of the portfolio which precedes availability in Account A. See the following footnotes for portfolio inception dates.
(b)	Inception date of 4/30/99.
(c)	Inception date of 7/31/01.
(d)	Inception date of 5/1/03.
(e)	Inception date of this division in Account A was 5/1/03. Actual fund inception was 12/28/98. Performance quoted prior to 5/1/03 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(f)	Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
(g)	10 year return for this division in Account A.
(h)	For the seven-day period ended December 31, 2005, the Money Market Portfolio's yield was 3.97% and was equivalent to a compound effective yield of 4.05%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
(j)	Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced. For the Money Market Division, total returns include the effect of a fee waiver from December 2, 2002 through December 31, 2004.

Balanced Division	High Yield Bond Division	Select Bond Division	Money Market Division	Fidelity VIP Mid Cap Division		Russell Multi-Style Equity Division		Russell Aggressive Equity Division		Russell Non-U.S. Division		Russell Core Bond Division		Russell Real Estate Securities Division
(5.82%)	(7.99%)	(7.18%)	(6.42%)	8.40%		(2.19%)		(3.09%)		4.13%		(7.38%)		3.41%
6.25%	36.43%	26.42%	0.25%	61.78	%(e)	(10.66%)		27.08%		11.28%		19.63%		114.42%
1.22%	6.41%	4.80%	0.05%	10.10%		(2.23%)		4.91%		2.16%		3.65%		16.48%
87.19%	69.52%	60.73%	27.26%	—		—		—		—		—		—
6.47%	5.42%	4.86%	2.44%	—		—		—		—		—		—
—	—	—	—	93.48	%(e)	(15.89	%)(f)	39.11	%(f)	18.84	%(f)	29.84	%(f)	149.91	%(b)
—	—	—	—	28.06%		(2.56%)		5.07%		2.62%		3.99%		14.71%
—	—	—	—	227.23	%(e)	50.27	%(f)	78.34	%(f)	41.03	%(f)	50.78	%(f)	—
—	—	—	—	18.43%		4.63%		6.64%		3.90%		4.67%		—
			4.05%

(3.82%)	(5.99%)	(5.18%)	(4.42%)	10.40%		(0.19%)		(1.09%)		6.13%		(5.38%)		5.41%
6.25%	36.43%	26.42%	0.25%	61.78	%(e)	(10.66%)		27.08%		11.28%		19.63%		114.42%
1.22%	6.41%	4.80%	0.05%	10.10%		(2.23%)		4.91%		2.16%		3.65%		16.48%
87.19%	69.52%	60.73%	27.26%	—		—		—		—		—		—
6.47%	5.42%	4.86%	2.44%	—		—		—		—		—		—
—	—	—	—	93.48	%(e)	(15.89	%)(f)	39.11	%(f)	18.84	%(f)	29.84	%(f)	149.91	%(b)
—	—	—	—	28.06%		(2.56%)		5.07%		2.62%		3.99%		14.71%
—	—	—	—	227.23	%(e)	50.27	%(f)	78.34	%(f)	41.03	%(f)	50.78	%(f)	—
—	—	—	—	18.43%		4.63%		6.64%		3.90%		4.67%		—
			4.05%

Guaranteed Interest Fund (GIF)

Description:	Net Assets:
Amounts you invest in the Guaranteed Interest Fund earn interest at rates we declare from time to time. We will guarantee the interest rate for each amount for at least one year. The interest rate will be at an annual effective rate of the minimum guaranteed rate for the state of issue, which is in the contract. At the expiration of the period for which we guarantee the interest rate, we will declare a new interest rate. We credit interest and compound it daily.

Each purchase payment or amount transferred to the GIF becomes part of Northwestern Mutual’s general assets, which are all of the Company’s assets except those held in separate accounts.

The GIF is ONLY available in the Front-Load design in NJ, UT, OR, WA, and the GIF is NOT available in either design in MA or NY. The GIF8 (eight year guarantee) may not be available in all states.

$469 million

RR Series Historic Rates†
Beginning of Month	Front-End						Back-End
	New Money Rate			Renewal Rate			New Money Rate		Renewal Rate
	*Minimum Guaranteed			*Minimum Guaranteed			*Minimum Guaranteed		*Minimum Guaranteed
	1% NAIC or 1.5%	2.25%	3.00%	1% NAIC or 1.5%	2.25%	3.00%	1% NAIC or 1.5%	3.0%	1% NAIC or 1.5%	3.0%
12/1/05	4.15%	4.15%	4.05%	3.65%	3.65%	3.55%	3.40%	3.30%	2.90%	3.00%
11/1/05	4.20%	4.20%	4.10%	3.50%	3.50%	3.40%	3.45%	3.35%	2.75%	3.00%
10/1/05	3.85%	3.85%	3.75%	3.30%	3.30%	3.20%	3.10%	3.00%	2.55%	3.00%
9/1/05	3.70%	3.70%	3.60%	3.30%	3.30%	3.20%	2.95%	3.00%	2.55%	3.00%
8/1/05	3.75%	3.75%	3.65%	3.55%	3.55%	3.45%	3.00%	3.00%	2.80%	3.00%
7/1/05	3.40%	3.40%	3.30%	3.40%	3.40%	3.30%	2.65%	3.00%	2.65%	3.00%
6/1/05	3.45%	3.45%	3.35%	3.45%	3.45%	3.35%	2.70%	3.00%	2.70%	2.70%
5/1/05	3.45%	3.45%	3.35%	3.45%	3.45%	3.35%	2.70%	3.00%	2.70%	3.00%
4/1/05	3.75%	3.75%	3.65%	3.25%	3.25%	3.15%	3.00%	3.00%	2.50%	3.00%
3/1/05	3.25%	3.25%	3.15%	3.00%	3.00%	3.00%	2.50%	3.00%	2.25%	3.00%
2/1/05	3.10%	3.10%	3.00%	2.85%	2.85%	3.00%	2.35%	3.00%	2.10%	3.00%
1/1/05	3.05%	3.05%	3.00%	3.05%	3.05%	3.00%	2.30%	3.00%	2.30%	3.00%

†	These rates do not reflect the $30 annual contract fee. The maximum transfer amount from the GIF to a variable fund can not be less than $1,000 or greater than $50,000. The limit does not apply in New York. Investments in the GIF are subject to a maximum limit of $100,000 without our prior consent. In states where the annual effective interest rate may not be less than 3% in all years, the maximum limit without our consent is $50,000. For contracts issued prior to September 2, 2003, or pending state approval, investments in the GIF are subject to a maximum limit of $1 million ($250,000 in New York) without prior consent. Contractual minimum rates vary by state.
*	The “MINIMUM GUARANTEED” could range from 1.0% to at least 3.0% depending on your state. Please consult with your Financial Representative or call the Customer Service Line at 1-888-455-2232 to get the current GIF interest rate in your state.

x

Annual Report December 31, 2005

Northwestern Mutual Series Fund, Inc.

A Series Fund Offering Eighteen Portfolios

•	Small Cap Growth Stock Portfolio
•	T. Rowe Price Small Cap Value Portfolio
•	Aggressive Growth Stock Portfolio
•	International Growth Portfolio
•	Franklin Templeton International Equity Portfolio
•	AllianceBernstein Mid Cap Value Portfolio
•	Index 400 Stock Portfolio
•	Janus Capital Appreciation Portfolio
•	Growth Stock Portfolio
•	Large Cap Core Stock Portfolio
•	Capital Guardian Domestic Equity Portfolio
•	T. Rowe Price Equity Income Portfolio
•	Index 500 Stock Portfolio
•	Asset Allocation Portfolio
•	Balanced Portfolio
•	High Yield Bond Portfolio
•	Select Bond Portfolio
•	Money Market Portfolio

Northwestern Mutual Series Fund, Inc.

The views expressed in the portfolio manager commentaries set forth in the following pages reflect those of the portfolio managers only through the end of the period covered by this report and do not necessarily represent the views of any affiliated organization. These views are subject to change at any time based upon market conditions or other events and should not be relied upon as investment advice. Mason Street Advisors, LLC. disclaims any responsibility to update these views.

Small Cap Growth Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Maximum long-term appreciation of capital	Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.	$503 million

The Small Cap Growth Stock Portfolio seeks long-term growth of capital. The Portfolio seeks to achieve this objective by investing in emerging companies with rapidly growing revenues and earnings supported by financial strength and capable management. Holdings are smaller companies with a median market capitalization of approximately $1 billion; the range of market capitalization is generally between $200 million and $3 billion. The manager of this Portfolio has a strong orientation to quality and a commitment to broad diversification. In evaluating individual companies, factors such as the growth rates of revenues and earnings, opportunities for margin expansion, financial strength and quality of management are important variables.

The overall U.S. stock market advanced for the third consecutive year in 2005, though returns were lower than in the previous two years. Despite rising oil prices, higher short-term interest rates, and two devastating Gulf Coast hurricanes, stocks rallied thanks to solid economic growth, brisk merger activity, and better-than-expected corporate earnings. Small- and mid-capitalization stocks outperformed large-cap stocks once again this year; however, mid-cap stocks took the lead in 2005 over both large- and small-cap issues.

For the year ended December 31, 2005, the Small Cap Growth Portfolio returned 11.18%, substantially outperforming both the Russell 2000 Index, which had a return of 4.55%, and the S&P SmallCap 600 Index, which returned 7.68% for the same period. (These indices are unmanaged, cannot be invested in directly, and do not include administrative expenses or sales charges.) The Portfolio also outperformed its peer group, Small-Cap Growth Funds, which had an average return of 7.50% for the same period, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency.

The Portfolio’s outperformance for 2005 can be attributed primarily to good stock selection, particularly in the Consumer Discretionary, Health Care and Energy sectors. Stocks of special note include Health Care holdings Radiation Therapy Services, Inc. and LCA Vision, Inc., Technology holding Plexus Corp. and Greenhill & Co. Inc., an investment banking firm. Each of these stocks reported strong growth rates during the year. Our Energy holdings also added to performance, as most stocks in the sector experienced exceptional gains in 2005 due to the rising prices of oil and natural gas and the continued strong demand for energy worldwide. One Energy stock that added substantially to our return in 2005, Grant Prideco, Inc., is also among the Portfolio’s top ten holdings. The company, which supplies steel tubing for the Energy sector, benefited from increased demand in oil but also gained synergies from a recent acquisition.

Several stocks in the Portfolio turned in disappointing returns for 2005, including Kanbay International, an Indian IT outsourcing company which experienced a slowdown in business, and Westell Technologies, Inc., a telecom equipment company that was hurt as one of its major customers scaled back orders. Cogent Inc., a fingerprint technology company that lagged in 2005 as business contracts slowed, and Tekelec, a Technology holding that experienced a slow down in customer demand, also detracted from performance.

Sector weightings had a slightly negative impact on total return for 2005. We were overweight Telecom Services, which hurt performance as that sector had negative performance for the year. In contrast, our underweight position in Industrials negatively impacted return because that sector experienced above-average gains during 2005.

Heading into 2006, we believe the Portfolio is well positioned to take advantage of what we expect to be a pullback in the more aggressive sectors of the market. The Portfolio does not hold large positions in those areas, so a correction would actually benefit us. Throughout the year, we intend to remain focused on individual stock selection, looking for companies with above-average growth potential, and we believe we should continue to find attractive candidates for the Portfolio.

Small Cap Growth Stock Portfolio

Small Cap Growth Stock Portfolio

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of the Portfolio’s operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account, are shown beginning on page iv of the Performance Summary of the Separate Account report.

Stocks of smaller or newer companies, such as those held in this Fund, are more likely to realize more substantial growth as well as suffer more significant losses than larger or more established issuers. Investments in such companies can be both more volatile and more speculative. Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Since the Portfolio invests primarily in small capitalization issues, the indices that best reflect the portfolio’s performance are the Standard and Poor’s (S&P) SmallCap 600 Index and Russell 2000 Index. The indices cannot be invested in directly and do not include sales charges.

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable US equity market. As of the latest reconstitution, the average market capitalization of companies in the Russell 3000 was approximately $4.8 billion; the median market capitalization was approximately $944.7 million. Market capitalization of companies in the Index ranged from $386.9 billion to $182.6 million.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000 Index. As of the latest reconstitution, the average market capitalization of companies in the Russell 2000 was approximately $664.9 million; the median market capitalization was approximately $539.5 million. The largest company in the Index had an approximate market capitalization of $1.8 billion.

The Standard & Poor’s SmallCap 600 Index is an unmanaged index of 600 selected common stocks of smaller U.S. -based companies compiled by Standard & Poor’s Corporation. As of December 31, 2005, the 600 companies in the composite had a median market capitalization of $793.1 million and total market value of $564.3 billion. The SmallCap 600 represents approximately 2.9% of the market value of Compustat’s database of over 9,443 equities.

The Lipper Variable Insurance Products (VIP) Small Cap Growth Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) less than 250% of the dollar-weighted median of the smallest 500 of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Small-cap growth funds typically have an above-average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P SmallCap 600 Index. Source: Lipper, Inc.

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Small Cap Growth Stock Portfolio

Small Cap Growth Stock Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,058.60	$2.88
Hypothetical (5% return before expenses)	$1,000.00	$1,022.10	$2.83

*	Expenses are equal to the Fund’s annualized expense ratio of 0.56%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Small Cap Growth Stock Portfolio

Small Cap Growth Stock Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Common Stocks (98.6%)	Shares/ $ Par	Value $(000’s)

Consumer Discretionary (13.7%)
Aaron Rents, Inc.	268,092	5,651
*Digital Theater Systems, Inc.	20,191	299
*Golf Galaxy, Inc.	363,600	6,963
*Guitar Center, Inc.	86,700	4,336
*Hibbett Sporting Goods, Inc.	370,600	10,555
*LIFE TIME FITNESS, Inc.	101,300	3,859
Lithia Motors, Inc.	77,900	2,449
*LKQ Corp.	75,600	2,617
*O’Reilly Automotive, Inc.	189,500	6,066
Orient-Express Hotels, Ltd. — Class A	291,037	9,173
*Outdoor Channel Holdings, Inc.	354,800	4,790
*Pinnacle Entertainment, Inc.	267,600	6,612
*Ruth’s Chris Steak House, Inc.	318,110	5,758

Total		69,128

Consumer Staples (1.8%)
*Peet’s Coffee & Tea, Inc.	104,200	3,162
*United Natural Foods, Inc.	231,900	6,123

Total		9,285

Energy (5.7%)
*FMC Technologies, Inc.	182,000	7,811
*Grant Prideco, Inc.	238,900	10,541
*Grey Wolf, Inc.	717,600	5,547
*James River Coal Co.	120,100	4,588

Total		28,487

Financials (9.2%)
BankAtlantic Bancorp, Inc. — Class A	190,100	2,661
*Bankrate, Inc.	39,868	1,177
Boston Private Financial Holdings, Inc.	145,700	4,432
First Republic Bank	99,800	3,694
Greater Bay Bancorp	260,600	6,677
Greenhill & Co., Inc.	188,600	10,592
Investors Financial Services Corp.	53,730	1,979
*Nexity Financial Corp.	228,300	3,059
optionsXpress Holdings, Inc.	338,700	8,315
Placer Sierra Bancshares	139,700	3,871

Total		46,457

Health Care (19.0%)
*Adams Respiratory Therapeutics, Inc.	151,100	6,144
*Foxhollow Technologies, Inc.	154,900	4,614
*Horizon Health Corp.	349,900	7,918
*Kyphon, Inc.	116,400	4,753
LCA-Vision, Inc.	192,600	9,150
*Pediatrix Medical Group, Inc.	119,500	10,584
*Providence Service Corp.	265,586	7,646
*Psychiatric Solutions, Inc.	162,200	9,528
*Radiation Therapy Services, Inc.	286,100	10,102
*ResMed, Inc.	186,300	7,137
*Salix Pharmaceuticals, Ltd.	197,750	3,476
*Symbion, Inc.	197,500	4,543

Common Stocks (98.6%)	Shares/ $ Par	Value $(000’s)

Health Care continued
*Syneron Medical Ltd., ADR	156,340	4,964
*Ventana Medical Systems, Inc.	119,300	5,052

Total		95,611

Industrials (17.7%)
*ACCO Brands Corp.	97,500	2,389
*The Advisory Board Co.	144,600	6,893
*Beacon Roofing Supply, Inc.	341,700	9,817
Brady Corp. — Class A	123,900	4,483
Bucyrus International, Inc. — Class A	35,380	1,865
C.H. Robinson Worldwide, Inc.	242,100	8,965
The Corporate Executive Board Co.	87,100	7,813
*Corrections Corp. of America	196,550	8,839
Forward Air Corp.	285,250	10,453
*Hudson Highland Group, Inc.	352,400	6,118
Knight Transportation, Inc.	362,867	7,522
*Marlin Business Services, Inc.	343,320	8,202
*Portfolio Recovery Associates, Inc.	125,300	5,819

Total		89,178

Information Technology (22.7%)
*Blackboard, Inc.	211,900	6,141
*Cogent, Inc.	38,200	866
*Cognizant Technology Solutions Corp. — Class A	169,100	8,513
*Entegris, Inc.	768,000	7,235
*Essex Corp.	409,800	6,987
*Euronet Worldwide, Inc.	193,100	5,368
*Genesis Microchip, Inc.	231,500	4,188
*iPayment Holdings, Inc.	90,600	3,762
*Kanbay International, Inc.	435,900	6,926
*Kenexa Corp.	65,789	1,388
*MKS Instruments, Inc.	414,750	7,420
*Plexus Corp.	362,200	8,236
*RADWARE, Ltd.	335,300	6,089
*Sonic Solutions	386,100	5,834
*Tekelec	589,000	8,187
*Tessera Technologies, Inc.	287,100	7,422
*THQ, Inc.	211,850	5,053
*TNS, Inc.	92,700	1,778
*Unica Corp.	259,900	3,132
*Verint Systems, Inc.	204,200	7,039
*Westell Technologies, Inc. — Class A	547,200	2,462

Total		114,026

Materials (4.5%)
Airgas, Inc.	280,550	9,231
*Intertape Polymer Group, Inc.	75,400	676
Silgan Holdings, Inc.	247,100	8,925
Steel Technologies, Inc.	138,400	3,874

Total		22,706

Small Cap Growth Stock Portfolio

Small Cap Growth Stock Portfolio

Common Stocks (98.6%)	Shares/ $ Par	Value $(000’s)

Telecommunication Services (4.2%)
*Alamosa Holdings, Inc.	270,300	5,030
*JAMDAT Mobile, Inc.	255,900	6,802
*UbiquiTel, Inc.	933,500	9,232

Total		21,064

Utilities (0.1%)
ITC Holdings Corp.	16,300	458

Total		458

Total Common Stocks (Cost: $421,213)		496,400

Money Market Investments (3.2%)

Autos (1.0%)
Daimler Chrysler Auto, 4.33%, 1/26/06	5,000,000	4,985

Total		4,985

Federal Government & Agencies (0.2%)
Federal National Mortgage Association, 4.32%, 3/22/06	1,000,000	991

Total		991

Miscellaneous Business Credit Institutions (1.0%)
General Electric Capital, 3.95%, 1/3/06	4,900,000	4,899

Total		4,899

Money Market Investments (3.2%)	Shares/ $ Par	Value $(000’s)

Short Term Business Credit (1.0%)
Sheffield Receivables, 4.35%, 1/4/06	5,000,000	4,998

Total		4,998

Total Money Market Investments (Cost: $15,872)		15,873

Total Investments (101.8%) (Cost $437,085)(a)		512,273

Other Assets, Less Liabilities (-1.8%)		(9,265)

Total Net Assets (100.0%)		503,008

*	Non-Income Producing

ADR after the name of a security represents — American Depository Receipt.

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $437,492 and the net unrealized appreciation of investments based on that cost was $74,781 which is comprised of $91,067 aggregate gross unrealized appreciation and $16,286 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements.

Small Cap Growth Stock Portfolio

T. Rowe Price Small Cap Value Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital	Invest in small companies whose common stocks are believed to be undervalued.	$245 million

T. Rowe Price Small Cap Value Portfolio

The T. Rowe Price Small Cap Value Portfolio invests in companies with market capitalizations in the range of the S&P SmallCap 600 whose current stock prices do not appear to reflect their underlying value. For this Portfolio, value is defined broadly, with consideration given to stock price relative to long-term growth prospects and business franchises, in addition to typical value measures such as assets, current earnings and cash flow. The major emphasis is on selection of individual stocks, with secondary consideration given to industry weightings in order to keep the Portfolio broadly diversified among economic sectors.

In 2005, the Portfolio posted a healthy gain of 7.21% and performed in line with the benchmark, S&P SmallCap 600 Index, which returned 7.68% for the year. Strong stock selection in the Industrials and Information Technology sectors, as well as an overweight in Energy stocks, contributed to the Portfolio’s performance. In contrast, disappointing stock picks in the Consumer Discretionary and Health Care sectors detracted from relative results.

The U.S. stock market advanced for the third consecutive year in 2005, though returns were lower than in the previous two years. Despite rising oil prices, higher short-term interest rates, and two devastating Gulf Coast hurricanes, stocks rallied thanks to solid economic growth, brisk merger activity, and better-than-expected corporate earnings. Mid-cap stocks were the top performers for the year, and in the fourth quarter small-cap issues lagged their large-cap counterparts. In the small-cap segment of the market, value stocks narrowly outperformed growth.

Energy stocks were the top performers in the S&P SmallCap 600 Index in 2005. A significant overweight in the Energy sector contributed the most to the Portfolio’s performance, although stock selection in the sector detracted slightly from relative results. The best individual contributors were Todco, a shallow-water contract drilling operation that benefited from a sharp rise in day rates, and oil drilling equipment provider Tetra Technologies, which performed well as drilling activity picked up.

Stock selection was most successful in the Financials sector. Real estate investment trust Kilroy Realty, which is based in Southern California and owns a portfolio of office and industrial properties, benefited from increased occupancy and strong demand in its region. Malpractice insurer Proassurance posted strong returns as earnings surpassed expectations by a wide margin.

Stock selection in the Industrial and Information Technology sectors also enhanced relative results. The best contributors in the Industrial sector included construction equipment maker JLG Industries, which rallied as commercial construction activity increased, and freight company UTI Worldwide, which rose thanks to increased shipping demand and a firmer pricing environment. Performance in the Technology sector was driven by software companies, including analytical software maker SPSS, which saw its earnings nearly double in 2005.

On the downside, Consumer Discretionary stocks were the weakest performers as high gas prices restrained consumer spending. Stock selection in this sector also detracted from Portfolio performance relative to the index, especially among specialty retailers. Aaron Rents, which leases furniture and office equipment, fell after the Gulf Coast hurricanes led to a disappointing earnings report, while Haverty Furniture reported lower-than-expected sales in its chain of furniture stores.

The Health Care sector was another area where stock selection proved disappointing in 2005. In particular, the Portfolio’s biotechnology holdings performed poorly. Lexicon Genetics fell sharply after terminating the development of one of its cancer-related medications.

As we anticipated, performance leadership shifted from small-cap stocks to large-caps in the last quarter of 2005. As the economy slows to a more moderate growth rate in 2006, we expect large-cap stocks to continue to lead the market in the coming year. If this trend continues, it may create more investment opportunities in the small-cap segment of the market, which would be a welcome change given the current paucity of attractively valued small-cap stocks.

T. Rowe Price Small Cap Value Portfolio

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio’s operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account, are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable US equity market. As of the latest reconstitution, the average market capitalization of companies in the Russell 3000 was approximately $4.8 billion; the median market capitalization was approximately $944.7 million. Market capitalization of companies in the Index ranged from $386.9 billion to $182.6 million.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000 Index. As of the latest reconstitution, the average market capitalization of companies in the Russell 2000 was approximately $664.9 million; the median market capitalization was approximately $539.5 million. The largest company in the Index had an approximate market capitalization of $1.8 billion.

The Standard & Poor’s SmallCap 600 Index is an unmanaged index of 600 selected common stocks of smaller U.S. -based companies compiled by Standard & Poor’s Corporation. As of December 31, 2005, the 600 companies in the composite had a median market capitalization of $793.1 million and total market value of $564.3 billion. The SmallCap 600 represents approximately 2.9% of the market value of Compustat’s database of over 9,443 equities. These indices are unmanaged, cannot be invested in directly, and do not include administrative expenses or sales charges.

The Lipper Variable Insurance Products (VIP) Small Cap Core Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) less than 250% of the dollar-weighted median of the smallest 500 of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Small-cap core funds have more latitude in the companies in which they invest. These funds typically have an average price-to-earnings ratio, price-to- book ratio, and three-year sales-per-share growth value, compared to the S&P SmallCap 600 Index. Source: Lipper, Inc.

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

T. Rowe Price Small Cap Value Portfolio

T. Rowe Price Small Cap Value Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,079.10	$4.57
Hypothetical (5% return before expenses)	$1,000.00	$1,020.50	$4.45

*	Expenses are equal to the Fund’s annualized expense ratio of 0.87%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

T. Rowe Price Small Cap Value Portfolio

T. Rowe Price Small Cap Value Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Common Stocks (95.1%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary (12.8%)
Aaron Rents, Inc.	140,400	2,959
Aaron Rents, Inc. — Class A	4,725	91
*AnnTaylor Stores Corp.	9,700	335
*Big Lots, Inc.	26,300	316
*Cablevision Systems Corp.	10,100	237
Centerplate, Inc.	30,700	398
*Cox Radio, Inc., — Class A	12,500	176
CSS Industries, Inc.	41,200	1,266
*Culp, Inc.	32,600	154
Dillard’s, Inc. — Class A	7,700	191
*Discovery Holding Co.	5,800	88
Dow Jones & Co., Inc.	10,900	387
*Entercom Communications Corp.	13,200	392
Family Dollar Stores, Inc.	20,200	501
Fred’s, Inc.	61,900	1,007
The Gap, Inc.	26,800	473
Hancock Fabrics, Inc.	59,000	240
Hasbro, Inc.	17,300	349
Haverty Furniture Companies, Inc.	95,500	1,231
*IAC/InterActiveCorp	6,450	183
Journal Register Co.	66,000	987
*Lamar Advertising Co. — Class A	3,800	175
Mattel, Inc.	43,700	691
Matthews International Corp. — Class A	73,900	2,691
Meredith Corp.	9,100	476
The New York Times Co. — Class A	19,100	505
Newell Rubbermaid, Inc.	16,600	395
Outback Steakhouse, Inc.	13,500	562
Pearson PLC, ADR	33,000	392
RadioShack Corp.	8,100	170
*RARE Hospitality International, Inc.	78,350	2,381
Reuters Group PLC, ADR	5,300	235
Ruby Tuesday, Inc.	30,000	777
*Saga Communications, Inc. — Class A	80,600	876
*Scholastic Corp.	9,500	271
SCP Pool Corp.	64,425	2,398
Skyline Corp.	29,000	1,056
Stanley Furniture Co., Inc.	57,600	1,335
Stein Mart, Inc.	129,600	2,352
The TJX Companies, Inc.	21,400	497
Tribune Co.	17,200	520
*Univision Communications, Inc. — Class A	16,300	479
The Washington Post Co. — Class B	193	148
*Weight Watchers International, Inc.	2,700	133

Total		31,476

Consumer Staples (2.1%)
Alliance One International, Inc.	63,000	246
Campbell Soup Co.	19,600	583
Casey’s General Stores, Inc.	74,300	1,842
The Clorox Co.	8,700	495

Common Stocks (95.1%)	Shares/ $ Par	Value $ (000’s)

Consumer Staples continued
The Estee Lauder Companies, Inc. — Class A	8,000	268
H.J. Heinz Co.	13,800	465
McCormick & Co., Inc.	1,800	56
Nash Finch Co.	24,000	612
*Wild Oats Markets, Inc.	48,600	587

Total		5,154

Energy (8.7%)
*Atwood Oceanics, Inc.	17,500	1,366
CARBO Ceramics, Inc.	25,200	1,424
*Cimarex Energy Co.	11,449	492
*Cooper Cameron Corp.	16,200	671
Diamond Offshore Drilling, Inc.	11,200	779
*Forest Oil Corp.	58,150	2,650
*Grant Prideco, Inc.	15,600	688
*Hanover Compressor Co.	28,600	404
*Lone Star Technologies, Inc.	24,300	1,255
Murphy Oil Corp.	11,900	642
Penn Virginia Corp.	52,700	3,025
*TETRA Technologies, Inc.	80,500	2,457
Todco — Class A	60,000	2,284
*Union Drilling, Inc.	12,000	174
*W-H Energy Services, Inc.	35,100	1,161
*Whiting Petroleum Corp.	45,500	1,820

Total		21,292

Financials (20.6%)
Allied Capital Corp.	57,100	1,677
American Capital Strategies, Ltd.	23,400	847
Aon Corp.	10,000	360
Apartment Investment & Management Co. — Class A	9,100	345
Aspen Insurance Holdings, Ltd.	11,400	270
Axis Capital Holdings, Ltd.	17,800	557
Bedford Property Investors, Inc.	42,200	926
Boston Private Financial Holdings, Inc.	22,900	697
The Charles Schwab Corp.	4,500	66
Citizens Banking Corp.	2,900	80
Columbia Equity Trust, Inc.	34,700	560
Commerce Bancshares, Inc.	3,476	181
East West Bancorp, Inc.	84,000	3,065
Equity Office Properties Trust	5,100	155
Federated Investors, Inc. — Class B	4,600	170
First Financial Fund, Inc.	93,269	1,590
First Potomac Realty Trust	55,600	1,479
First Republic Bank	86,000	3,183
Genworth Financial, Inc.	16,300	564
Glenborough Realty Trust, Inc.	33,600	608
Huntington Bancshares, Inc.	20,600	489
Innkeepers USA Trust	49,200	787
Investors Financial Services Corp.	11,100	409

T. Rowe Price Small Cap Value Portfolio

T. Rowe Price Small Cap Value Portfolio

Common Stocks (95.1%)	Shares/ $ Par	Value $ (000’s)

Financials continued
Janus Capital Group, Inc.	31,900	594
Jefferson-Pilot Corp.	8,600	490
Kilroy Realty Corp.	53,700	3,324
*LaBranche & Co., Inc.	9,700	98
LaSalle Hotel Properties	53,700	1,972
Lazard, Ltd. — Class A	11,600	370
*Markel Corp.	5,600	1,775
Marsh & McLennan Companies, Inc.	26,100	829
Max Re Capital, Ltd.	62,600	1,626
The Midland Co.	39,500	1,424
NetBank, Inc.	76,000	546
Northern Trust Corp.	10,100	523
Ohio Casualty Corp.	10,000	283
PNC Financial Services Group, Inc.	6,800	420
*ProAssurance Corp.	71,500	3,479
Radian Group, Inc.	1,700	100
Regions Financial Corp.	8,400	287
Scottish Annuity Re Group, Ltd.	28,700	705
The St. Paul Travelers Companies, Inc.	16,230	725
Strategic Hotel Capital, Inc.	65,400	1,346
*SVB Financial Group	65,500	3,068
Synovus Financial Corp.	19,400	524
TCF Financial Corp.	9,600	261
Texas Regional Bancshares, Inc. — Class A	113,550	3,213
*Triad Guaranty, Inc.	19,900	875
UnumProvident Corp.	21,200	482
Valley National Bancorp	1,600	39
Waddell & Reed Financial, Inc. — Class A	8,100	170
Washington Real Estate Investment Trust	41,400	1,256
Willis Group Holdings, Ltd.	7,800	288
XL Capital, Ltd. — Class A	4,500	303

Total		50,460

Health Care (5.0%)
Analogic Corp.	13,200	632
Arrow International, Inc.	35,430	1,027
Becton, Dickinson and Co.	3,200	192
*Cephalon, Inc.	5,600	363
*Chiron Corp.	13,300	591
*Diversa Corp.	99,000	475
*Exelixis, Inc.	80,800	761
Health Management Associates, Inc. — Class A	4,000	88
*HEALTHSOUTH Corp.	74,300	364
*Human Genome Sciences, Inc.	17,000	146
*Lexicon Genetics, Inc.	120,600	440
*Lincare Holdings, Inc.	12,600	528
*MedImmune, Inc.	7,800	273
*Myriad Genetics, Inc.	79,000	1,643
*OSI Pharmaceuticals, Inc.	8,900	250
Owens & Minor, Inc.	84,800	2,334
*Tenet Healthcare Corp.	51,800	397
Universal Health Services, Inc. — Class B	11,600	542

Common Stocks (95.1%)	Shares/ $ Par	Value $ (000’s)

Health Care continued
Valeant Pharmaceuticals International	7,900	143
West Pharmaceutical Services, Inc.	43,200	1,081

Total		12,270

Industrials (20.3%)
*Accuride Corp.	31,200	402
*Allied Waste Industries, Inc.	53,700	469
American Standard Companies, Inc.	9,600	384
Ameron International Corp.	23,900	1,089
C&D Technologies, Inc.	63,500	484
*Casella Waste Systems, Inc. — Class A	99,000	1,266
Cintas Corp.	6,800	280
Deere & Co.	9,100	620
*Dollar Thrifty Automotive Group, Inc.	55,300	1,995
EDO Corp.	32,500	879
*Electro Rent Corp.	91,700	1,367
ElkCorp	20,500	690
Equifax, Inc.	9,800	373
Franklin Electric Co., Inc.	62,500	2,471
*FTI Consulting, Inc.	55,000	1,509
G & K Services, Inc. — Class A	46,300	1,817
*Genesee & Wyoming, Inc.	52,100	1,956
*The Genlyte Group, Inc.	29,600	1,586
Herman Miller, Inc.	5,200	147
IDEX Corp.	50,800	2,088
*Insituform Technologies, Inc. — Class A	83,000	1,608
*JLG Industries, Inc.	86,400	3,946
*Kirby Corp.	46,000	2,400
Laidlaw International, Inc.	18,500	430
Landstar System, Inc.	131,300	5,481
Macquarie Infrastructure Co. Trust	45,000	1,386
Manpower, Inc.	10,600	493
McGrath Rentcorp	83,900	2,332
Nordson Corp.	49,200	1,993
*Pike Electric Corp.	20,300	329
Raytheon Co.	11,800	474
Rockwell Collins, Inc.	3,000	139
The ServiceMaster Co.	5,500	66
Southwest Airlines Co.	38,900	639
Synagro Technologies, Inc.	57,900	245
Union Pacific Corp.	5,400	435
UTI Worldwide, Inc.	31,440	2,919
*Waste Connections, Inc.	36,200	1,247
Woodward Governor Co.	14,500	1,247

Total		49,681

Information Technology (10.2%)
*Andrew Corp.	15,900	171
*ATMI, Inc.	38,000	1,063
AVX Corp.	31,300	453
Belden CDT, Inc.	61,000	1,490
*The BISYS Group, Inc.	40,000	560
*Brooks Automation, Inc.	158,000	1,980
*Entegris, Inc.	125,598	1,183
*Intuit, Inc.	13,000	693
*Jabil Circuit, Inc.	9,400	349

T. Rowe Price Small Cap Value Portfolio

T. Rowe Price Small Cap Value Portfolio

Common Stocks (95.1%)	Shares/ $ Par	Value $ (000’s)

Information Technology continued
KLA-Tencor Corp.	4,500	222
Landauer, Inc.	20,400	940
*Littelfuse, Inc.	45,600	1,243
Methode Electronics, Inc. — Class A	48,200	481
Molex, Inc. — Class A	23,700	583
MoneyGram International, Inc.	19,948	520
*MPS Group, Inc.	153,700	2,101
*Novellus Systems, Inc.	21,400	516
*Packeteer, Inc.	100,800	783
*Premiere Global Services, Inc.	107,300	872
*Progress Software Corp.	67,000	1,901
*RSA Security, Inc.	86,600	973
*Spansion, Inc. — Class A	12,200	170
*SPSS, Inc.	58,325	1,804
StarTek, Inc.	42,900	772
*Synopsys, Inc.	26,500	532
*Websense, Inc.	38,900	2,553

Total		24,908

Materials (10.4%)
Abitibi-Consolidated, Inc.	32,500	132
Airgas, Inc.	64,100	2,109
Alcan, Inc.	8,200	336
AptarGroup, Inc.	40,750	2,127
Arch Chemicals, Inc.	53,100	1,588
Bowater, Inc.	9,400	289
Carpenter Technology Corp.	33,500	2,361
Chesapeake Corp.	20,100	341
Deltic Timber Corp.	35,400	1,836
Domtar, Inc.	61,500	355
Florida Rock Industries, Inc.	50,337	2,469
Gibraltar Industries, Inc.	74,000	1,698
International Paper Co.	20,200	679
MacDermid, Inc.	54,900	1,532
MeadWestvaco Corp.	7,400	207
*Meridian Gold, Inc.	77,100	1,686
Metal Management, Inc.	57,000	1,326
Myers Industries, Inc.	54,067	788
*Nalco Holding Co.	49,600	878
Potash Corp. of Saskatchewan, Inc.	2,400	193
*Symyx Technologies, Inc.	42,400	1,157
Wausau Paper Corp.	96,400	1,142
Weyerhaeuser Co.	3,400	226

Total		25,455

Other Holdings (0.6%)
iShares Russell 2000 Value Index Fund	21,500	1,417

Total		1,417

Telecommunication Services (0.6%)
*Nextel Partners, Inc.	10,800	302
*Qwest Communications International, Inc.	13,900	79
Telephone and Data Systems, Inc.	3,200	115

Common Stocks (95.1%)	Shares/ $ Par	Value $ (000’s)

Telecommunication Services continued
Telephone and Data Systems, Inc. — Special Shares	2,100	73
Telus Corp.	5,400	217
*Wireless Facilities, Inc.	145,600	742

Total		1,528

Utilities (3.8%)
Black Hills Corp.	43,500	1,506
Cleco Corp.	51,000	1,063
*CMS Energy Corp.	4,200	61
Duke Energy Corp.	12,600	346
*Dynegy, Inc. — Class A	43,000	208
*El Paso Electric Co.	58,200	1,225
FirstEnergy Corp.	1,800	88
NiSource, Inc.	32,800	684
*NRG Energy, Inc.	7,500	353
Otter Tail Corp.	23,400	678
Pinnacle West Capital Corp.	12,500	517
Southwest Gas Corp.	32,500	858
TECO Energy, Inc.	41,300	710
Vectren Corp.	34,800	945
Xcel Energy, Inc.	8,800	162

Total		9,404

Total Common Stocks (Cost: $178,036)		233,045

Convertible Corporate Bonds (0.1%)

Energy (0.1%)
Diamond Offshore Drilling, Inc., 1.50%, 4/15/31	114,000	163

Total		163

Utilities (0.0%)
Xcel Energy, Inc., 7.50%, 11/21/07	2,000	3

Total		3

Total Convertible Corporate Bonds (Cost: $143)		166

Preferred Stocks (0.1%)

Consumer Discretionary (0.1%)
General Motors Corp.	7,600	158

Total		158

Industrials (0.0%)
Allied Waste Industries, Inc.	600	156

Total		156

Total Preferred Stocks (Cost: $316)		314

T. Rowe Price Small Cap Value Portfolio

T. Rowe Price Small Cap Value Portfolio

Money Market Investments (4.9%)	Shares/ $ Par	Value $ (000’s)

Other Holdings (4.9%)
Reserve Investment Fund	11,937,608	11,938

Total Money Market Investments (Cost: $11,938)		11,938

Total Investments (100.2%) (Cost $190,433)(a)		245,463

Other Assets, Less Liabilities (-0.2%)		(422)

Total Net Assets (100.0%)		245,041

*	Non-Income Producing

ADR after the name of a security represents — American Depository Receipt.

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $190,486 and the net unrealized appreciation of investments based on that cost was $54,977 which is comprised of $62,031 aggregate gross unrealized appreciation and $7,054 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements.

T. Rowe Price Small Cap Value Portfolio

Aggressive Growth Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Maximum long-term appreciation of capital	Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.	$1.3 billion

The Aggressive Growth Stock Portfolio seeks emerging growth companies in the middle-capitalization range, generally with market capitalizations of less than $10 billion. The Portfolio’s focus in stock selection is on the individual companies’ ability to generate revenue, expand profit margins and maintain solid balance sheets; industry sector selection is of secondary importance. Since growth stock portfolios tend to react strongly to changes in financial and economic markets, as well as to changes in the prospects for individual companies, returns of this Portfolio can vary considerably from time to time. A higher level of risk (with risk defined as variability of returns over time) is accepted for the potential of greater long-term returns.

The Aggressive Growth Stock Portfolio returned 6.14% for the year ended December 31, 2005, underperforming its benchmark, the S&P MidCap 400 Index, which returned 12.56% for the year. (This index is unmanaged, cannot be invested in directly, and does not include administrative expenses or sales charges.) The Portfolio also underperformed its peer group, Mid-Cap Growth Funds, which had an average return of 10.61% for the same period, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency.

For a third year in a row, mid-capitalization stocks rewarded investors in 2005. The higher beta stocks — including small- and mid-cap stocks — once again outperformed large cap stocks as investors continued to demonstrate a willingness to take on more risk as they sought higher returns. The S&P 500 Index (a gauge of broad stock market performance) returned 4.91% for the year ending December 31, 2005, and small-cap stocks returned 7.68%, as measured by the S&P 600 SmallCap Index. Mid-cap stocks were the top performers for the year, gaining 12.56%, as measured by the S&P 400 MidCap Index. But market capitalization didn’t matter as far as Energy stocks were concerned in 2005. As in every market cap range, mid-cap Energy stocks were the big winners during this period as oil and natural gas prices continued to rise through much of the year.

The Portfolio’s underperformance in 2005 relative to the Index resulted primarily from poor stock selection in the Technology sector. A number of Technology stocks, including VeriSign Inc., Zebra Technologies Corp., Cogent Inc., Cognos Inc., and Cree Inc., all turned in disappointing returns. VeriSign was hurt by the acquisition of Jamba, a mobile content delivery developer. This division went from massively beating estimates to significantly missing them in twelve months. Zebra Technologies, thought to be a leader in radio frequency identification, has not seen this market develop as quickly as expected, and Cogent reacted to concerns over potential new contract signings.

Two Technology holdings that helped the Portfolio’s return in 2005 were Jabil Circuits and Harris Corp. In addition, all of the Portfolio’s Energy holdings were positive for the year, as the Energy sector outperformed all other sectors again, as energy prices continued to rise. Range Resources Corp., National Oilwell Varco, Newfield Exploration Co., Consol Energy, and BJ Services Co. all produced above-average returns and were particularly helpful to the Portfolio’s performance. Ameritrade Holding Corp., an online brokerage service, and Whole Foods Market Inc., the largest chain of natural and organic food stores, also performed very well.

Our sector allocations were mostly positive for return for 2005. We were neutral weight in Energy compared to the Index, but holdings in that sector added significantly to return as mid-cap Energy stocks gained nearly 50% for the year. An underweight position in Consumer Discretionary stocks also added to return as the sector was dragged down by concerns that rising Energy prices would impact consumer demand for discretionary purchases. Our underweight position in Financials also helped performance. On the negative side, our substantial overweight positions in Health Care and Technology held back performance.

As we head into 2006, we will continue to correct our Technology holdings. We intend to lower our weighting in the Technology sector, which is currently overweight, and have already sold a number of underperforming securities in the sector and replaced them with stocks such as ATI Technologies that have improving fundamentals. Currently, we view the market as fairly valued and would expect some pull back in stocks in the near term. As we have in the past, we intend to rely more on our ability to pick individual stocks rather than focusing on broad economic trends or industry sectors.

Aggressive Growth Stock Portfolio

Aggressive Growth Stock Portfolio

This chart assumes an initial investment of $10,000 made on 12/31/95. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account, are shown beginning on page iv of the Performance Summary of the Separate Account report.

Stocks of smaller or newer companies, such as those held in this Fund, are more likely to realize more substantial growth as well as suffer more significant losses than larger or more established issuers. Investments in such companies can be both more volatile and more speculative Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks. Investing in medium company stocks involves a greater degree of risk than investing in large company stocks.

Since the Portfolio invests primarily in medium-capitalization (Mid Cap) issues, the index that best reflects the Portfolio’s performance is the S&P MidCap 400 Index. This is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. The index cannot be invested in directly and does not include sales charges.

As of December 31, 2005, the 400 companies in the composite had a median market capitalization of $2.6 billion and a total market value of $1.1 trillion. The MidCap 400 represents approximately 5.8% of the market value of the Compustat’s database of about 9,400 equities.

The Lipper Variable Insurance Products (VIP) Mid Cap Growth Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) less than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Mid-cap growth funds typically have an above-average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P MidCap 400 Index. Source: Lipper, Inc.

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Investing in medium company stocks involves a greater degree of risk than investing in large company stocks.

Aggressive Growth Stock Portfolio

Aggressive Growth Stock Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,088.80	$2.72
Hypothetical (5% return before expenses)	$1,000.00	$1,022.30	$2.63

*	Expenses are equal to the Fund’s annualized expense ratio of 0.52%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Aggressive Growth Stock Portfolio

Aggressive Growth Stock Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary (14.3%)
*AnnTaylor Stores Corp.	382,000	13,187
*The Cheesecake Factory, Inc.	333,800	12,481
Choice Hotels International, Inc.	443,900	18,537
*Education Management Corp.	351,800	11,789
Fortune Brands, Inc.	84,400	6,585
Gentex Corp.	536,460	10,461
*Lamar Advertising Co. — Class A	204,825	9,451
Michaels Stores, Inc.	520,700	18,417
*O’Reilly Automotive, Inc.	688,260	22,032
*Payless ShoeSource, Inc.	579,000	14,533
*Pixar	231,800	12,220
*Scientific Games Corp.	537,700	14,668
Station Casinos, Inc.	221,200	14,997

Total		179,358

Consumer Staples (0.9%)
Whole Foods Market, Inc.	143,775	11,127

Total		11,127

Energy (10.1%)
BJ Services Co.	466,500	17,107
CONSOL Energy, Inc.	196,700	12,821
ENSCO International, Inc.	333,900	14,808
*Nabors Industries, Ltd.	280,400	21,240
*National-Oilwell Varco, Inc.	227,200	14,245
*Newfield Exploration Co.	409,300	20,494
*Pride International, Inc.	322,000	9,902
Range Resources Corp.	617,000	16,252

Total		126,869

Financials (12.6%)
*Ameritrade Holding Corp.	991,200	23,789
Assured Guaranty, Ltd.	566,000	14,371
Brown & Brown, Inc.	333,900	10,197
CapitalSource, Inc.	296,700	6,646
Chicago Mercantile Exchange Holdings, Inc.	24,800	9,114
CIT Group, Inc.	112,100	5,805
The Colonial BancGroup, Inc.	788,300	18,777
Investors Financial Services Corp.	264,980	9,759
Legg Mason, Inc.	237,070	28,375
The St. Joe Co.	167,000	11,226
Ventas, Inc.	611,600	19,583

Total		157,642

Health Care (18.0%)
*Caremark Rx, Inc.	378,894	19,623
*Celgene Corp.	213,400	13,828
*Centene Corp.	163,400	4,296
*Covance, Inc.	257,100	12,482
*Cytyc Corp.	847,800	23,933
*DaVita, Inc.	434,400	21,998
*Kinetic Concepts, Inc.	563,400	22,401
*Lincare Holdings, Inc.	428,000	17,937

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000’s)

Health Care continued
Medicis Pharmaceutical Corp.	214,000	6,859
*Neurocrine Biosciences, Inc.	234,100	14,685
*ResMed, Inc.	413,400	15,837
*St. Jude Medical, Inc.	382,900	19,222
*Varian Medical Systems, Inc.	329,700	16,597
*VCA Antech, Inc.	551,000	15,538

Total		225,236

Industrials (13.2%)
The Corporate Executive Board Co.	352,220	31,595
Expeditors International of Washington, Inc.	309,330	20,883
Fastenal Co.	507,080	19,872
Graco, Inc.	525,800	19,181
*IntercontinentalExchange, Inc.	19,883	723
J.B. Hunt Transport Services, Inc.	442,200	10,011
*Monster Worldwide, Inc.	637,300	26,015
Robert Half International, Inc.	684,700	25,943
*Stericycle, Inc.	185,800	10,940

Total		165,163

Information Technology (23.5%)
*Activision, Inc.	475,310	6,531
*Alliance Data Systems Corp.	394,400	14,041
*Altera Corp.	643,900	11,931
*Amdocs, Ltd.	96,650	2,658
Amphenol Corp. — Class A	328,500	14,539
*ATI Technologies, Inc.	1,167,400	19,834
*Broadcom Corp. — Class A	332,100	15,659
*CheckFree Corp.	33,517	1,538
*Cogent, Inc.	814,100	18,464
*Cognizant Technology Solutions Corp. — Class A	441,400	22,224
*Cognos, Inc.	279,600	9,705
*Cree, Inc.	542,200	13,685
*FLIR Systems, Inc.	443,800	9,910
Harris Corp.	369,700	15,901
*Jabil Circuit, Inc.	681,000	25,258
KLA-Tencor Corp.	296,980	14,650
Microchip Technology, Inc.	408,095	13,120
*NAVTEQ Corp.	430,800	18,899
Paychex, Inc.	219,040	8,350
*Salesforce.com, Inc.	368,200	11,801
*VeriFone Holdings, Inc.	524,700	13,275
*VeriSign, Inc.	78,670	1,724
*Zebra Technologies Corp. — Class A	244,652	10,483

Total		294,180

Materials (3.7%)
Chemtura Corp.	643,300	8,170
*Crown Holdings, Inc.	354,000	6,914
The Lubrizol Corp.	288,200	12,517
Praxair, Inc.	359,340	19,030

Total		46,631

Aggressive Growth Stock Portfolio

Aggressive Growth Stock Portfolio

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000’s)

Telecommunication Services (2.0%)
*Alamosa Holdings, Inc.	555,900	10,345
* NeuStar, Inc. — Class A	468,500	14,285

Total		24,630

Total Common Stocks (Cost: $1,044,786)		1,230,836

Money Market Investments (5.7%)

Autos (2.4%)
Daimler Chrysler Auto, 4.33%, 1/26/06	10,000,000	9,970
Fcar Owner Trust I, 4.31%, 1/17/06	10,000,000	9,981
New Center Asset Trust, 4.30%, 1/9/06	10,000,000	9,991

Total		29,942

Federal Government & Agencies (0.1%)
Federal National Mortgage Association, 4.32%, 3/22/06	1,500,000	1,486

Total		1,486

Finance Lessors (1.6%)
Ranger Funding Co. LLC, 4.30%, 1/25/06	10,000,000	9,971
Thunder Bay Funding, Inc., 4.28%, 1/20/06	10,000,000	9,978

Money Market Investments (5.7%)	Shares/ $ Par	Value $ (000’s)

Finance Lessors continued
Windmill Funding Corp., 4.30%, 1/11/06	600,000	599

Total		20,548

Short Term Business Credit (1.6%)
Old Line Funding Corp., 4.32%, 1/12/06	10,000,000	9,987
Sheffield Receivables, 4.31%, 1/24/06	10,000,000	9,972

Total		19,959

Total Money Market Investments (Cost: $71,935)		71,935

Total Investments (104.0%) (Cost $1,116,721)(a)		1,302,771

Other Assets, Less Liabilities (-4.0%)		(50,069)

Total Net Assets (100.0%)		1,252,702

*	Non-Income Producing

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $1,118,438 and the net unrealized appreciation of investments based on that cost was $184,333 which is comprised of $204,510 aggregate gross unrealized appreciation and $20,177 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements

Aggressive Growth Stock Portfolio

International Growth Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term capital appreciation	Invest in stocks of companies outside the U.S. that are expected to experience above-average growth.	$168 million

The International Growth Portfolio seeks long-term capital appreciation. The Portfolio seeks to achieve this objective by investing primarily in common stocks of companies that are headquartered or trade primarily in markets outside the United States and are expected to grow more rapidly than market averages. Normally, the Portfolio invests at least 80% of its assets in non-U.S. securities. The investments comprising the Portfolio are chosen individually, reflecting the managers’ assessment of their attractiveness. Equities purchased will possess, in the manager’s judgment, a combination of solid fundamentals, attractive valuation, and positive technical evaluation.

It was a stand-out year for the international markets in 2005, as foreign stocks produced above average returns for the third year in a row. For the year ended December 31, 2005, the International Growth Portfolio had a return of 18.00%, nicely outperforming the MSCI EAFE (Europe, Australia, Far East) Index, which returned 14.02% for the year. (This index is unmanaged, cannot be invested in directly, and does not include administrative expenses or sales charges.) The Portfolio also outperformed its peer group, International Growth, which had an average return of 15.36% for the year, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency.

The Portfolio’s outperformance relative to the Index can be attributed primarily to exposure to the Asian markets, and most particularly, Japan and South Korea. Both of those countries benefited from renewed confidence in the economies, tied importantly to renewed confidence in the Chinese economy. Exposure to the emerging markets of Mexico and Brazil also added significantly to performance in 2005, as did Canada, which was aided by its large energy sector. In the case of the emerging markets of Korea, Brazil and Mexico, the Portfolio was not only overweight these countries, but significantly outperformed their returns. In the developed countries of Japan and Canada, our outperformance was due to stock selection. Finally, the Portfolio’s performance was helped by its underweight position in the U.K., a market that lagged global returns.

Increasing our weighting in Japan was one of the largest contributors to performance in 2005. Earlier in the year, we had been cautious on Japan as that country’s economy had suffered several false starts in the past. Japanese banks had been saddled with bad debt for years and many corporations were inefficiently run. During the third quarter, however, we became convinced that the economy was truly on the rebound and we increased our weighting in Japan. The Japanese turnaround comes after many years of corporate restructuring and, in 2005, Japanese companies reported year-over-year profit growth for the first time in over a decade. The country also benefited from its proximity to China, as its exports of industrial goods to that fast-growing country have increased substantially. Adding to our weighting proved beneficial to performance as the Japanese market gained 25.5% for the year and the Portfolio’s Japan segment outperformed the market by a healthy margin.

Key sectors contributing to the Portfolio’s performance were Energy, Industrials, Telecommunications and, at year-end, Technology. Rises in commodity prices were a main theme in 2005, and the Energy sector was a standout as oil and natural gas prices rose and demand remained strong worldwide. Although we were underweight the Index in Energy, our holdings in the sector added to performance on an absolute basis. The Industrials sector was also very strong for the year, particularly engineering. The Portfolio was not only overweight this key sector, but posted significantly better returns than the sector. The Portfolio was underweight Telecommunications, one of the worst-performing sectors during 2005. Finally, the Technology sector experienced a huge rally in the last quarter of the year and the Portfolio’s overweight position was helpful.

As mentioned earlier, superior stock selection in specific countries benefited performance in all key countries in 2005. Key individual holdings include Chiyoda Corporation, Western Oil Sands, Inc., Kookmin Bank and Hyundai Motor Co. Chiyoda, a global Japanese engineering company was a top performer. The company benefited from good order flows, particularly for LNG (liquefied natural gas) and gas petrochemicals, as companies worldwide look for alternative sources of energy. Western Oil Sands, a Canadian oil exploration and production company that holds an undivided interest in an oil sands project (which is the largest oil reserve outside of Saudi Arabia), also outperformed.

Kookmin Bank in South Korea continued to perform well, doubling its stock price during 2005, as the company resolved credit card issues and the stock was re-rated. Hyundai, the South Korean car manufacturer, also added to performance as the company has quickly increased its U.S. market share by offering customers excellent value via high quality products with very good warranties at attractive prices.

Looking ahead, we believe Asia will lead returns once again in 2006, although there may be pauses along the way. As “bottom up” investors, we will continue to look for individual stocks with growth potential regardless of sector or country.

International Growth Portfolio

International Growth Portfolio

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio’s operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include he risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

As depicted in the graph, the International Growth Portfolio is compared against the Morgan Stanley Capital International EAFE (“Europe-Australasia-Far East”) Index. The MSCI EAFE® Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the US & Canada. As of December 31, 2005 the MSCI EAFE Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The objective of the Index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. The Index is constructed so that companies chosen represent about 60% of market capitalization in each market; industry composition of the market is reflected; and a cross section of large, medium, and small capitalization stocks are included, taking into account liquidity concerns. The Index is calculated in U.S. dollars. The Index cannot be invested in directly and does not include administrative expenses or sales charges.

The Lipper Variable Insurance Products (VIP) International Growth Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies strictly outside of the U.S. Growth funds typically have an above-average price-to-cash flow ratio, price-to-book ratio, and three-year sales-per-share growth value compared to the S&P/Citigroup World ex-U.S. BMI. Source: Lipper, Inc.

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

International Growth Portfolio

International Growth Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,166.80	$5.09
Hypothetical (5% return before expenses)	$1,000.00	$1,020.20	$4.75

*	Expenses are equal to the Fund’s annualized expense ratio of 0.95%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

International Growth Portfolio

International Growth Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Foreign Common Stocks (95.2%)	Country	Shares/ $ Par	Value $ (000’s)

Basic Materials (4.3%)
BASF AG	Germany	14,785	1,129
CRH PLC	Ireland	39,036	1,144
K+S AG	Germany	17,825	1,073
Nissan Chemical Industries, Ltd.	Japan	101,000	1,435
Sumitomo Chemical Co., Ltd.	Japan	184,000	1,263
*Syngenta AG	Switzerland	9,890	1,227

Total			7,271

Conglomerates (1.7%)
Grupo Ferrovial SA	Spain	11,525	795
Nomura TOPIX Exchange Traded Fund	Japan	150,800	2,125

Total			2,920

Consumer Cyclical (15.2%)
Aisin Seiki Co., Ltd.	Japan	29,000	1,064
*Belluna Co., Ltd. — Warrants	Japan	1,452	11
Bridgestone Corp.	Japan	52,000	1,082
Carnival Corp.	United Kingdom	18,560	992
Dentsu, Inc.	Japan	408	1,327
*Enter Tech Co., Ltd.	Korea	22,819	454
Esprit Holdings, Ltd.	Hong Kong	194,000	1,379
Grupo Televisa SA, ADR	Mexico	15,300	1,232
*Hyundai Motor Co.	Korea	19,260	1,848
InterContinental Hotels Group PLC	United Kingdom	76,760	1,106
Leoni AG	Germany	31,290	994
*Lindex AB	Sweden	19,340	1,090
*NorGani Hotels ASA	Norway	85,155	704
Publicis Groupe	France	32,260	1,119
Punch Taverns PLC	United Kingdom	106,740	1,556
Ryohin Keikaku Co., Ltd.	Japan	18,900	1,648
Shimamura Co., Ltd.	Japan	9,100	1,258
Sportingbet PLC	United Kingdom	182,345	1,075
Techtronic Industries Co., Ltd.	Hong Kong	516,000	1,228
*Urbi Desarollos Urbanos SA	Mexico	144,560	999
Vivendi Universal SA	France	21,050	657
Wal-Mart de Mexico — Series V	Mexico	265,635	1,473
Wolseley PLC	United Kingdom	47,545	1,000

Total			25,296

Consumer Non-Cyclical (6.3%)
Adidas-Salomon AG	Germany	6,135	1,158
*Cermaq ASA	Norway	33,385	270

Foreign Common Stocks (95.2%)	Country	Shares/ $ Par	Value $ (000’s)

Consumer Non-Cyclical continued
Coca-Cola Hellenic Bottling Co. SA	Greece	36,625	1,075
Natura Cosmeticos SA	Brazil	32,250	1,421
Nestle SA	Switzerland	4,705	1,403
Puma AG	Germany	2,855	830
Reckitt Benckiser PLC	United Kingdom	32,720	1,079
SABMiller PLC	United Kingdom	64,010	1,166
Tesco PLC	United Kingdom	202,015	1,150
Woolworths, Ltd.	Australia	79,860	987

Total			10,539

Energy (6.5%)
*Aker Drilling ASA	Norway	150,565	867
BG Group PLC	United Kingdom	126,980	1,252
Burren Energy PLC	United Kingdom	64,065	1,003
EnCana Corp.	Canada	26,310	1,184
Eni SPA	Italy	38,725	1,070
*Geo ASA	Norway	52,155	256
Technip SA	France	26,305	1,577
Tenaris SA, ADR	Italy	5,060	579
*TGS Nopec Geophysical Co. ASA	Norway	24,890	1,165
Total SA	France	2,930	733
*Western Oil Sands, Inc.	Canada	52,965	1,262

Total			10,948

Financials (21.2%)
Admiral Group PLC	United Kingdom	140,460	1,097
Allianz AG	Germany	10,505	1,585
Anglo Irish Bank Corp. PLC	Ireland	214,879	3,248
*Banco Espanol de Credito SA	Spain	89,025	1,326
The Bank of Yokohama, Ltd.	Japan	175,000	1,431
BNP Paribas SA	France	17,640	1,422
The Chiba Bank, Ltd.	Japan	159,000	1,332
Credit Saison Co., Ltd.	Japan	29,200	1,457
Credit Suisse Group	Switzerland	28,420	1,445
Cyrela Brazil Realty SA	Brazil	55,000	754
DNB NOR ASA	Norway	110,835	1,179
E*Trade Securities Co., Ltd.	Japan	207	1,598
Erste Bank Der Oesterreichischen Sparkassen AG	Austria	16,890	936
Fondiaria-Sai SPA	Italy	36,950	1,213

International Growth Portfolio

International Growth Portfolio

Foreign Common Stocks (95.2%)	Country	Shares/ $ Par	Value $ (000’s)

Financials continued
ForeningsSparbanken AB	Sweden	48,120	1,309
Hopewell Holdings, Ltd.	Hong Kong	406,000	1,021
Hypo Real Estate Holding AG	Germany	25,570	1,326
Hysan Development Co., Ltd.	Hong Kong	387,700	960
ING Groep NV	Netherlands	40,994	1,417
Kenedix, Inc.	Japan	232	1,460
*Kookmin Bank	Korea	22,920	1,720
Manulife Financial Corp.	Canada	22,835	1,343
National Bank of Greece SA	Greece	35,670	1,512
*NETeller PLC	United Kingdom	70,425	889
OTP Bank	Hungary	34,305	1,117
Storebrand ASA	Norway	13,200	114
The Toronto-Dominion Bank	Canada	21,670	1,134

Total			35,345

Health Care (8.5%)
*Capio AB	Sweden	52,345	931
CSL, Ltd.	Australia	36,095	1,125
Elekta AB	Sweden	77,015	1,142
GN Store Nord A/S	Denmark	91,540	1,194
Hisamitsu Pharmaceutical Co., Inc.	Japan	37,200	936
*Neurochem, Inc.	Canada	30,600	437
Newcrest Mining, Ltd.	Australia	50,875	907
Nobel Biocare Holding AG	Switzerland	4,500	987
Novartis AG	Switzerland	16,580	869
Roche Holding AG	Switzerland	11,145	1,667
*Safilo SPA	Italy	55,460	317
Schwarz Pharma AG	Germany	24,465	1,547
Synthes, Inc.	Switzerland	8,310	931
Takeda Pharmaceutical Co., Ltd.	Japan	21,000	1,135
Tecan AG	Switzerland	1,300	57

Total			14,182

Industrial Goods and Services (14.2%)
Arrk Corp.	Japan	14,500	1,069
Assa Abloy AB	Sweden	47,890	752
Atlas Copco AB	Sweden	65,140	1,449
Capita Group PLC	United Kingdom	192,340	1,376
Chiyoda Corp.	Japan	140,000	3,213
*Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Korea	32,390	880
*Deutz AG	Germany	89,800	439
Kajima Corp.	Japan	237,000	1,361

Foreign Common Stocks (95.2%)	Country	Shares/ $ Par	Value $ (000’s)

Industrial Goods and Services continued
Keyence Corp.	Japan	3,800	1,080
Koninklijke BAM Groep NV	Netherlands	16,655	1,393
Kubota Corp.	Japan	207,000	1,738
Meggitt PLC	United Kingdom	181,638	1,129
Metso Corp.	Finland	41,610	1,135
Neopost SA	France	15,015	1,500
OSG Corp.	Japan	58,600	1,214
SGS SA	Switzerland	1,610	1,354
Vinci SA	France	19,190	1,644
Volvo AB	Sweden	23,855	1,123

Total			23,849

Technology (12.0%)
Advantest Corp.	Japan	13,900	1,400
Axell Corp.	Japan	221	959
*Cap Gemini SA	France	29,650	1,186
Ericsson LM — B Shares	Sweden	354,690	1,217
*Gresham Computing PLC	United Kingdom	131,985	184
High Tech Computer Corp.	Taiwan	55,000	1,032
Hoya Corp.	Japan	41,000	1,473
*Humax Co., Ltd.	Korea	49,450	1,329
*Hynix Semiconductor, Inc.	Korea	44,870	1,551
Indra Sistemas SA	Spain	51,600	1,005
Infosys Technologies, Ltd.	India	20,295	1,351
*Kontron AG	Germany	101,351	893
Solomon Systech International, Ltd.	Hong Kong	3,077,000	1,270
*Sumco Corp.	Japan	24,500	1,285
Tamura Taiko Holdings, Inc.	Japan	89,000	736
*Tandberg Television ASA	Norway	98,205	1,294
*Telechips, Inc.	Korea	33,412	929
*United Test and Assembly Center, Ltd.	Singapore	2,451,000	1,076

Total			20,170

Telecommunications (0.7%)
Rogers Communications, Inc.	Canada	28,325	1,193

Total			1,193

Transportation (1.9%)
Canadian National Railway Co.	Canada	15,360	1,225
Kamigumi Co., Ltd.	Japan	99,000	878
Kuehne & Nagel International AG	Switzerland	3,710	1,043

Total			3,146

International Growth Portfolio

International Growth Portfolio

Foreign Common Stocks (95.2%)	Country	Shares/ $ Par	Value $ (000’s)

Utilities (2.7%)
Companhia de Concessoes Rodoviarias	Brazil	33,000	1,046
Enbridge, Inc.	Canada	25,295	787
Iberdrola SA	Spain	26,765	729
*Obrascon Huarte Lain Brasil SA	Brazil	60,590	659
RWE AG	Germany	17,975	1,326

Total			4,547

Total Foreign Common Stocks (Cost: $121,215)			159,406

Money Market Investments (4.5%)

Federal Government and Agencies (4.1%)
Federal Home Loan Bank Discount Corp., 3.30%, 1/3/06	United States	7,000,000	6,999

Total			6,999

Miscellaneous Business Credit Institutions (0.4%)
General Electric Capital, 3.95%, 1/3/06	United States	600,000	600

Total			600

Total Money Market Investments (Cost: $7,599)			7,599

Total Investments (99.7%) (Cost $128,814)(a)			167,005

Other Assets, Less Liabilities (0.3%)			545

Total Net Assets (100.0%)			167,550

*	Non-Income Producing

ADR after the name of a security represents — American Depository Receipt.

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $129,126 and the net unrealized appreciation of investments based on that cost was $37,879 which is comprised of $38,936 aggregate gross unrealized appreciation and $1,057 aggregate gross unrealized depreciation.

Investment Percentage by Country:

Japan	22.1%
United Kingdom	9.6%
Germany	7.4%
Switzerland	6.6%
France	5.9%
Sweden	5.4%
Other	43.0%

Total	100.0%

The Accompanying Notes are an Integral Part of the Financial Statements.

International Growth Portfolio

Franklin Templeton International Equity Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term appreciation of capital through diversification into markets outside the United States	Participate in the growth of foreign economies by investing in securities with high long-term earnings potential relative to current market values.	$1.1 billion

The Franklin Templeton International Equity Portfolio seeks long term growth of capital. The Portfolio seeks to achieve this objective by investing primarily in equity securities of issuers from countries outside the U.S. The Portfolio’s strategy is to identify and invest in the undervalued stocks of foreign companies offering the greatest discounts to their long-term values. The strategy will reflect a bottom-up, value-oriented and long-term investment philosophy. In choosing equities, the Portfolio’s manager will focus on the market price of a company’s security in relation to its long-term earnings, asset value and cash flow potential. A company’s historical value measure, including price/earnings ratio, profit margins and liquidation value, also will be considered.

For the third year in a row, international stocks posted very healthy returns in 2005. The International Equity Portfolio had a total return of 11.52% for the year ended December 31, 2005, as compared to the MSCI EAFE Index, which returned 14.02%. (The EAFE Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) The average return for the Portfolio’s peer group, International Value Funds, was 13.16% for the year ended December 31, 2005, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency.

The Portfolio’s slight underperformance relative to the Index can be attributed primarily to an underweighting in Japanese stocks. Our underweight position had helped performance earlier in 2005 as the market there languished for the first half of the year. During the third and fourth quarters, however, Japanese companies began reporting higher growth due to increased consumer spending. Consequently, Japanese stocks experienced a substantial run-up and our low relative weighting (approximately 10% of the Portfolio versus approximately 22% of the Index) hurt performance for the year overall.

On the positive side, weightings in several other countries positively impacted our return, particularly the Portfolio’s exposure to emerging market countries, which are not included in the Index. Holdings in South Korea, Hong Kong, Brazil and Mexico all helped performance in 2005. South Korea, in particular, experienced strong growth through most of the year.

Sector allocation played a mixed role in performance for 2005. A slight overweighting in Utilities, as well as good stock selection in that sector, added to the Portfolio’s return, as did overweight positions in Information Technology and Industrials. Sector weightings that hindered performance included underweightings in Consumer Discretionary, Consumer Staples, Financials (particularly the lack of Japanese banks in the Portfolio) and Materials.

Individual stocks that added to the Portfolio’s return in 2005 included Vestas Wind Systems in Denmark, which is the world’s largest producer of wind power. Although the stock gave back some of its gains during the fourth quarter, the stock had appreciated approximately 100% earlier in the year. The fourth quarter price volatility can be attributed to capacity issues — the company was not able to keep up with strong demand — which we believe will be addressed in 2006. Kookmin Bank in South Korea also continued to perform well, doubling its stock price during 2005 as the company resolved credit card issues and the stock was re-rated. Samsung Electronics, also in South Korea and a very competitive global IT company, also performed well.

One stock that produced disappointing returns in 2005 was Domtar, Inc., a Canadian paper company that has been under pressure on the currency front and has not yet performed up to our expectations. The stock is currently trading at low levels, but we will continue to hold it. During 2005, we switched out of several Materials companies, including CVRD based in Brazil, the world’s largest producer of iron ore, and BHP Billiton Ltd., an Australian materials company. Those assets were reinvested in several paper companies, which we believe will do well going forward as they have taken costs out of their processes, rationalized away excess capacity and have good cash flow and are trading at a discount to other material companies and cyclical stocks, in general. We also took profits in several Industrials and Materials stocks, sectors which have had strong performance over the past several years, and reinvested those assets in Electricite de France (EDF), the largest French electric utility, and in two Taiwanese technology stocks, Compal Electronics and Lite-On Technology.

Heading into 2006, we believe the international markets continue to hold value versus the U.S. market, as many international companies — especially in Europe — continue their cost-cutting efforts. These restructuring efforts should help drive corporate profits and add to performance. We plan to maintain our current exposure of approximately 10% of assets to emerging market countries, where we believe the markets look very interesting both in terms of growth potential and currency valuations. We expect to see continued growth in Asia, particularly in China. While that country’s growth rate may slow to 7% vs. the current 11%, we do not foresee a hard landing for the Chinese economy. Although the Japanese market has performed well lately, we maintain reservations about the management of Japanese companies, and would like to see changes there before investing more of the Portfolio’s assets in that country.

Franklin Templeton International Equity Portfolio

Franklin Templeton International Equity Portfolio

This chart assumes an initial investment of $10,000 made on 12/31/95. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

As depicted in the graph, the Franklin Templeton International Equity Portfolio is compared against the Morgan Stanley Capital International EAFE (“Europe-Australasia-Far East”) Index. The MSCI EAFE® Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the US & Canada. As of December 31, 2005 the MSCI EAFE Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The objective of the Index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. . The Index is constructed so that companies chosen represent about 60% of market capitalization in each market; industry composition of the market is reflected; and a cross section of large, medium, and small capitalization stocks are included, taking into account liquidity concerns. The Index is calculated in U.S. dollars. The Index cannot be invested in directly and does not include administrative expenses or sales charges.

The Lipper Variable Insurance Products (VIP) International Value Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies strictly outside of the U.S. Value funds typically have a below-average price-to-cash flow ratio, price-to-book ratio, and three-year sales-per-share growth value compared to the S&P/Citigroup World ex-U.S. BMI. Source: Lipper, Inc.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

Allocation is based on percentage of equities.

Allocation and Top 10 Holdings is subject to change.

Franklin Templeton International Equity Portfolio

Franklin Templeton International Equity Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,120.60	$3.82
Hypothetical (5% return before expenses)	$1,000.00	$1,021.30	$3.64

*	Expenses are equal to the Fund’s annualized expense ratio of 0.71%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Franklin Templeton International Equity Portfolio

Franklin Templeton International Equity Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Foreign Common Stock (93.7%)	Country	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary (10.1%)
Accor SA	France	173,000	9,481
British Sky Broadcasting Group PLC	United Kingdom	1,225,270	10,444
Compass Group PLC	United Kingdom	1,478,070	5,595
Fuji Photo Film Co., Ltd.	Japan	159,300	5,264
GKN PLC	United Kingdom	2,091,540	10,341
Koninklijke (Royal) Philips Electronics NV	Netherlands	449,135	13,907
Michelin SA — Class B	France	156,780	8,780
Pearson PLC	United Kingdom	697,770	8,236
Reed Elsevier NV	Netherlands	645,340	8,982
Sony Corp.	Japan	200,900	8,204
Valeo SA	France	135,280	5,012
VNU NV	Netherlands	174,170	5,754
Volkswagen AG	Germany	230,450	12,126
Wolters Kluwer NV	Netherlands	166,630	3,357

Total			115,483

Consumer Staples (3.1%)
Boots Group PLC	United Kingdom	601,970	6,252
Cadbury Schweppes PLC	United Kingdom	1,086,340	10,248
Nestle SA	Switzerland	38,980	11,624
Unilever PLC	United Kingdom	773,990	7,660

Total			35,784

Energy (5.6%)
BP PLC	United Kingdom	1,037,940	11,030
ENI SPA	Italy	414,535	11,456
Repsol YPF SA	Spain	493,680	14,366
Royal Dutch Shell	United Kingdom	410,435	13,092
SBM Offshore NV	Netherlands	112,800	9,081
Total SA	France	21,182	5,302

Total			64,327

Financials (20.1%)
ACE, Ltd.	Bermuda	234,580	12,536
Australia & New Zealand Banking Group, Ltd.	Australia	89,588	1,574
AXA SA	France	460,957	14,822
*Banca Nazionale Del Lavoro SPA	Italy	1,613,611	5,301
Banco Santander Central Hispano SA	Spain	906,009	11,916
Cheung Kong Holdings, Ltd.	Hong Kong	1,035,000	10,632

Foreign Common Stock (93.7%)	Country	Shares/ $ Par	Value $ (000’s)

Financials continued
DBS Group Holdings, Ltd.	Singapore	1,192,000	11,828
HSBC Holdings PLC	United Kingdom	530,937	8,518
ING Groep NV	Netherlands	436,000	15,069
Kookmin Bank	South Korea	226,500	16,999
Lloyds TSB Group PLC	United Kingdom	1,165,150	9,771
National Australia Bank, Ltd.	Australia	514,532	12,229
Nomura Holdings, Inc.	Japan	332,400	6,365
Nordea Bank AB — FDR	Sweden	1,651,590	17,201
Riunione Adriatica Di Sicurta SPA	Italy	447,283	10,779
Royal Bank of Scotland Group PLC	United Kingdom	303,290	9,138
Sompo Japan Insurance, Inc.	Japan	1,103,000	14,905
Standard Chartered	United Kingdom	370,360	8,234
Swire Pacific, Ltd. — Class A	Hong Kong	1,276,500	11,442
Swiss Reinsurance Co.	Switzerland	170,200	12,423
XL Capital, Ltd. — Class A	Bermuda	94,850	6,391

Total			228,073

Health Care (5.2%)
*CK Life Sciences International, Inc.	Hong Kong	29,640	4
GlaxoSmithKline PLC	United Kingdom	365,910	9,228
Mayne Pharma, Ltd.	Australia	10	0
Olympus Corp.	Japan	236,500	6,212
Ono Pharmaceutical Co., Ltd.	Japan	94,800	4,281
SANOFI-AVENTIS	France	164,625	14,369
Shire PLC	United Kingdom	1,124,010	14,357
Symbion Health, Ltd.	Australia	10	0
Takeda Pharmaceutical Co., Ltd.	Japan	208,500	11,270

Total			59,721

Industrials (16.2%)
Adecco SA	Switzerland	124,930	5,744
Atlas Copco AB	Sweden	665,280	14,796
BAE Systems PLC	United Kingdom	3,411,020	22,354
*British Airways PLC	United Kingdom	1,228,800	7,046

Franklin Templeton International Equity Portfolio

Franklin Templeton International Equity Portfolio

Foreign Common Stock (93.7%)	Country	Shares/ $ Par	Value $ (000’s)

Industrials continued
Deutsche Post AG	Germany	602,100	14,545
East Japan Railway Co.	Japan	876	6,019
Empresa Brasiliera De Aeronautica SA, ADR	Brazil	148,150	5,793
Hutchison Whampoa, Ltd.	Hong Kong	1,081,000	10,303
KCI Konecranes International PLC	Finland	302,500	14,851
Rentokil Initial PLC	United Kingdom	2,672,940	7,503
ROLLS-ROYCE Group PLC	United Kingdom	1,916,990	14,069
Securitas AB — Class B	Sweden	652,300	10,819
Smiths Group PLC	United Kingdom	480,490	8,628
Societe Bic SA	France	173,740	10,298
Toto, Ltd.	Japan	873,000	7,374
*Vestas Wind Systems A/S	Denmark	835,280	13,672
Volvo AB — Class B	Sweden	199,840	9,404

Total			183,218

Information Technology (7.8%)
*Celestica, Inc.	Canada	415,600	4,390
*Check Point Software Technologies, Ltd.	Israel	387,430	7,787
Compal Electronics, Inc.	Taiwan	5,804,925	5,232
Hitachi, Ltd.	Japan	1,198,000	8,069
LITE-ON Technology	Taiwan	4,872,000	6,638
Mabuchi Motor Co., Ltd.	Japan	84,600	4,695
Nintendo Co., Ltd.	Japan	64,600	7,799
Samsung Electronics Co., Ltd.	South Korea	46,140	29,885
Toshiba Corp.	Japan	2,350,000	14,017

Total			88,512

Materials (11.2%)
Akzo Nobel NV	Netherlands	234,050	10,808
Alcan, Inc.	Canada	432,060	17,666
Alumina, Ltd.	Australia	1,908,930	10,390
BASF AG	Germany	206,800	15,785
Bayer AG	Germany	263,150	10,954
BHP Billiton, Ltd.	Australia	836,900	13,966
Cia Vale Do Rio Doce, ADR	Brazil	281,760	10,214
Domtar, Inc.	Canada	1,006,610	5,782
Norske Skogindustrier ASA	Norway	978,371	15,496

Foreign Common Stock (93.7%)	Country	Shares/ $ Par	Value $ (000’s)

Materials continued
Stora Enso OYJ — Class R	Finland	658,140	8,881
UPM-KYMMENE Corp.	Finland	394,760	7,711

Total			127,653

Telecommunication Services (8.2%)
BCE, Inc.	Canada	430,910	10,281
Chunghwa Telecom, ADR	Taiwan	295,520	5,423
KT Corp., ADR	South Korea	385,100	8,299
Nippon Telegraph & Telephone Corp.	Japan	1,930	8,765
Portugal Telecom SA	Portugal	632,670	6,381
SK Telecom, Ltd., ADR	South Korea	322,890	6,551
Telefonica SA, ADR	Spain	261,588	11,777
Telefonos De Mexico SA, ADR	Mexico	514,688	12,702
Telenor ASA	Norway	1,208,610	11,825
Vodafone Group PLC	United Kingdom	5,286,750	11,390

Total			93,394

Utilities (6.2%)
E.ON AG	Germany	146,700	15,122
*Electricite De France	France	136,170	5,137
Endesa SA	Spain	211,210	5,536
Hong Kong Electric Holdings, Ltd.	Hong Kong	1,549,500	7,684
Iberdrola SA	Spain	387,080	10,542
Korea Electric Power Corp.	South Korea	224,850	8,454
National Grid PLC	United Kingdom	666,512	6,505
Suez SA	France	383,320	11,891

Total			70,871

Total Foreign Common Stock (Cost: $760,604)			1,067,036

Money Market Investment (6.1%)

Autos (1.7%)
FCAR Owner Trust, 4.32%, 1/20/06	United States	10,000,000	9,977
New Center Asset Trust, 4.28%, 1/25/06	United States	10,000,000	9,971

Total			19,948

Franklin Templeton International Equity Portfolio

Franklin Templeton International Equity Portfolio

Money Market Investment (6.1%)	Country	Shares/ $ Par	Value $ (000’s)

Finance Lessors (1.7%)
Ranger Funding Co. LLC, 4.32%, 1/23/06	United States	10,000,000	9,974
Windmill Funding Corp., 4.30%, 1/11/06	United States	10,000,000	9,988

Total			19,962

Finance Services (0.9%)
Bryant Park Funding LLC, 4.31%, 1/26/06	United States	10,000,000	9,970

Total			9,970

Miscellaneous Business Credit Institutions (0.9%)
General Electric Capital, 3.95%, 1/3/06	United States	10,100,000	10,098

Total			10,098

Short Term Business Credit (0.9%)
Old Line Funding Corp., 4.26%, 1/24/06	United States	10,000,000	9,973

Total			9,973

Total Money Market Investment (Cost: $69,951)			69,951

Total Investments (99.8%) (Cost $830,555)(a)			1,136,987

Other Assets, Less Liabilities (0.2%)			2,273

Total Net Assets (100.0%)			1,139,260

*	Non-Income Producing

ADR after the name of a security represents — American Depository Receipt.

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $832,438 and the net unrealized appreciation of investments based on that cost was $304,549 which is comprised of $329,288 aggregate gross unrealized appreciation and $24,739 aggregate gross unrealized depreciation.

Investment Percentage by Country:

United Kingdom	19.3%
Japan	9.9%
France	7.5%
South Korea	6.2%
Germany	6.0%
Netherlands	5.9%
Other	45.2%

Total	100.0%

The Accompanying Notes are an Integral Part of the Financial Statements.

Franklin Templeton International Equity Portfolio

AllianceBernstein Mid Cap Value Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital and current income	Invest primarily in the equity securities of mid-sized companies that are believed to be undervalued.	$98 million

The primary investment objective of the AllianceBernstein Mid Cap Value Portfolio is long-term capital growth. The Portfolio invests primarily in a diversified portfolio of equities of mid-sized companies that are believed to be undervalued. The Portfolio’s investment policies emphasize investment in companies that are determined by Alliance to be undervalued, using Bernstein’s fundamental value approach. In selecting investments, management uses its fundamental research to identify companies whose long-term earnings power is not reflected in the current market price of their securities.

The Portfolio underperformed its benchmark for the twelve months ended December 31, 2005. The Portfolio returned 5.46% for the year, compared to 8.11% on the Russell 2500 Index. While the Portfolio experienced positive security selection, it was not enough to offset negative sector selection during the year. Contributing to the Portfolio’s underperformance were underweighted positions in the construction & housing, technology and energy sectors, in addition to an overweighted position in the consumer cyclicals sector. Positive security selection was most pronounced in the consumer cyclicals, construction & housing and transportation sectors. The decline in energy prices gave investors a renewed sense of confidence in consumer spending and economic growth which benefited our pro-cyclical holdings. This trend was not enough to offset concerns about declining auto sales by North American producers and the biggest detractor to performance in the fourth quarter was the Portfolio’s holdings in supplier of parts to the auto industry.

Some of 2005’s top individual contributors were Payless Shoesource, Office Depot, Reliance Steel, Quanta, and Pacificare Health Systems. Some specific detractors from the Portfolio’s performance included Dana Corp., Arvinmeritor, Pogo Producing Co., Andrew Corp., and American Axle & Manufacturing.

After six years of outperformance versus large-caps, small-caps now trade at relatively high valuations versus their larger peers. Indeed, the average smaller cap company now trades at a 21% premium to their long-term average P/E, while large-cap firms are at just an 8% premium. Smaller firms’ high relative valuations may partly reflect reasonable expectations that smaller firms are the most likely to be the acquisition targets of cash-rich larger firms. They also seem, however, to incorporate unrealistic earnings growth expectations - in the last two years, small-caps’ earnings growth has lagged that of larger companies but their relative valuations have not.

These expectations are likely to be unmet in our view. Companies of all sizes are delivering higher average return on equity than usual, and the share of companies earning strong returns has never been higher. Mean reversion is a powerful force. Thus, it seems reasonable to us to have lower expectations for small-caps’ relative performance. Nonetheless, we advocate that clients maintain their strategic asset allocation to the asset class: trying to time market-cap styles is high risk and rarely successful.

Within the small/mid-cap universe, we are seeing a continuation of the themes witnessed in the third quarter. U.S. economic growth is moderating, but still strong; corporate profits and cash flows remain near their historical highs, and balance sheets are better than they’ve been in decades. Not surprisingly, perhaps, the capital markets have become quite complacent in this environment: market volatility is unusually low around the world, credit spreads are tight, and equity valuation spreads are compressed in two ways. Small-cap stocks are trading at a much smaller discount than usual to large-caps, despite small-caps’ generally weaker balance sheets, lower diversification, and higher volatility over time. Furthermore, within both the small-cap and large-cap realms, the cheapest stocks are trading at unusually small discounts to the most expensive, reducing the value opportunity.

In this environment, we are following a two-pronged strategy: We are focusing our research on identifying those value opportunities that are available. For example, in the fourth quarter, we began buying two companies that can be characterized as restructuring plays — Felcor Lodging Trust and Celestica — in interesting, but fairly small, market niches: the lodging segment of real estate investment trusts and the electronic manufacturing services segment of technology, respectively.

Second, we are proportioning the risk we take to the size of opportunity available, reflected in a decline in the portfolio’s tracking error. The two tactics are intertwined: with few cyclical or industrial stresses creating broad value themes, our active sector weights have become relatively low. Over the past year, we have trimmed our overweighted positions in cyclical stocks — most notably capital goods and consumer stocks — as they have outperformed. We have also begun to moderate our underweighted position in financials, most notably in real estate. The one sizable active bet in our portfolios is our pronounced tilt to the higher-quality, larger-cap stocks within the small-cap realm.

AllianceBernstein Mid Cap Value Portfolio

AllianceBernstein Mid Cap Value Portfolio

This chart assumes an initial investment of $10,000 made on 5/1/03 (commencement of the Portfolio’s operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Russell 2500 Index measures the performance of the 2,500 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable US equity market. As of the latest reconstitution, the average market capitalization of companies in the Russell 3000 was approximately $4.8 billion; the median market capitalization was approximately $944.7 million. Market capitalization of companies in the Index ranged from $386.9 billion to $182.6 million. The index cannot be invested in directly and does not include sales charges.

The Russell 2500 Index represents approximately 16% of the total market capitalization of the Russell 3000 Index. As of the latest reconstitution, the average market capitalization of companies in the Russell 2500 was approximately $1.1 billion; the median market capitalization was approximately $705.8 million. The largest company in the Index had an approximate market capitalization of $4.5 billion.

The Lipper Variable Insurance Products (VIP) Mid Cap Value Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) less than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Mid-cap value funds typically have a below-average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P MidCap 400 Index. Source: Lipper, Inc.

Investing in small company stocks involves a greater degree of risk than investing in medium or large company stocks.

Investing in medium company stocks involves a greater degree of risk than investing in large company stocks.

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

AllianceBernstein Mid Cap Value Portfolio

AllianceBernstein Mid Cap Value Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,050.70	$4.51
Hypothetical (5% return before expenses)	$1,000.00	$1,020.50	$4.45

*	Expenses are equal to the Fund’s annualized expense ratio of 0.87%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

AllianceBernstein Mid Cap Value Portfolio

AllianceBernstein Mid Cap Value Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Common Stocks (94.9%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary (18.6%)
ArvinMeritor, Inc.	31,900	459
*AutoNation, Inc.	45,800	995
Beazer Homes USA, Inc.	18,600	1,355
Borders Group, Inc.	50,300	1,090
BorgWarner, Inc.	14,400	873
Dana Corp.	71,700	515
*Insight Enterprises, Inc.	18,400	361
*The Interpublic Group of Companies, Inc.	111,100	1,072
*Jack in the Box, Inc.	36,600	1,278
Jones Apparel Group, Inc.	34,800	1,069
Liz Claiborne, Inc.	27,400	981
*Office Depot, Inc.	46,500	1,461
*Papa John’s International, Inc.	8,700	516
*Payless ShoeSource, Inc.	50,100	1,258
The Reader’s Digest Association, Inc. —Class A	61,500	936
Reebok International, Ltd.	9,500	553
*TRW Automotive Holdings Corp.	54,100	1,426
*Vail Resorts, Inc.	36,000	1,189
VF Corp.	13,900	769

Total		18,156

Consumer Staples (5.9%)
*BJ’s Wholesale Club, Inc.	39,000	1,153
Corn Products International, Inc.	18,200	435
*Del Monte Foods Co.	124,800	1,302
*Performance Food Group Co.	43,800	1,243
Universal Corp.	36,400	1,577

Total		5,710

Energy (4.1%)
Pogo Producing Co.	19,100	951
Rowan Companies, Inc.	46,500	1,658
*SEACOR Holdings, Inc.	13,900	947
Todco — Class A	12,200	464

Total		4,020

Financials (19.6%)
A.G. Edwards, Inc.	35,600	1,668
Astoria Financial Corp.	45,950	1,351
Central Pacific Financial Corp.	38,400	1,379
Digital Realty Trust, Inc.	21,400	484
FelCor Lodging Trust, Inc.	60,900	1,048
MAF Bancorp, Inc.	30,600	1,266
Old Republic International Corp.	64,000	1,681
Platinum Underwriters Holdings, Ltd.	45,700	1,420
Popular, Inc.	36,450	771
Radian Group, Inc.	31,700	1,857
RenaissanceRe Holdings, Ltd.	10,100	446
Sovereign Bancorp, Inc.	38,600	835
StanCorp Financial Group, Inc.	38,000	1,898
TD Banknorth, Inc.	5,880	171
UnionBanCal Corp.	17,000	1,168

Common Stocks (94.9%)	Shares/ $ Par	Value $ (000’s)

Financials continued
Washington Federal, Inc.	37,400	860
Whitney Holding Corp.	30,150	831

Total		19,134

Health Care (4.7%)
Owens & Minor, Inc.	53,550	1,474
PerkinElmer, Inc.	80,600	1,899
Universal Health Services, Inc. — Class B	26,000	1,215

Total		4,588

Industrials (19.8%)
*Alaska Air Group, Inc.	20,400	729
CNF, Inc.	31,700	1,772
Cooper Industries, Ltd. — Class A	12,000	876
GATX Corp.	42,100	1,519
*The Genlyte Group, Inc.	9,100	487
Goodrich Corp.	37,000	1,521
Harsco Corp.	9,700	655
Hughes Supply, Inc.	31,700	1,136
Laidlaw International, Inc.	61,200	1,422
*Moog, Inc. — Class A	45,000	1,277
Mueller Industries, Inc.	34,600	949
PACCAR, Inc.	9,750	675
*Quanta Services, Inc.	135,800	1,789
SPX Corp.	29,200	1,336
*Terex Corp.	23,300	1,384
*United Stationers, Inc.	14,500	703
*URS Corp.	27,600	1,038

Total		19,268

Information Technology (8.6%)
*ADC Telecommunications, Inc.	33,571	750
*Andrew Corp.	105,000	1,127
*Arrow Electronics, Inc.	30,400	974
AVX Corp.	23,700	343
*Celestica, Inc.	140,400	1,483
IKON Office Solutions, Inc.	89,100	928
*Sanmina-SCI Corp.	124,900	532
*Tech Data Corp.	18,000	714
*Vishay Intertechnology, Inc.	110,700	1,522

Total		8,373

Materials (6.9%)
Albemarle Corp.	10,200	391
Ball Corp.	19,200	763
*Chaparral Steel Co.	8,300	251
Chemtura Corp.	35,000	445
Cytec Industries, Inc.	15,800	753
*Owens-Illinois, Inc.	42,100	886
Reliance Steel & Aluminum Co.	24,600	1,503
Silgan Holdings, Inc.	35,600	1,285
Texas Industries, Inc.	8,300	414

Total		6,691

AllianceBernstein Mid Cap Value Portfolio

AllianceBernstein Mid Cap Value Portfolio

Common Stocks (94.9%)	Shares/ $ Par	Value $ (000’s)

Telecommunication Services (0.5%)
*Centennial Communications, Corp.	32,500	504

Total		504

Utilities (6.2%)
*Allegheny Energy, Inc.	57,500	1,820
Northeast Utilities	32,800	646
PNM Resources, Inc.	22,800	558
Puget Energy, Inc.	68,700	1,403
Wisconsin Energy Corp.	34,000	1,328
WPS Resources Corp.	6,100	337

Total		6,092

Total Common Stocks (Cost: $80,184)		92,536

Money Market Investments (4.6%)

Federal Government & Agencies (4.1%)
Federal Home Loan Bank Discount Corp., 3.30%, 1/3/06	4,000,000	3,999

Total		3,999

Money Market Investments (4.6%)	Shares/ $ Par	Value $ (000’s)

Miscellaneous Business Credit Institutions (0.5%)
General Electric Capital, 3.95%, 1/3/06	500,000	500

Total		500

Total Money Market Investments (Cost: $4,499)		4,499

Total Investments (99.5%) (Cost $84,683)(a)		97,035

Other Assets, Less Liabilities (0.5%)		522

Total Net Assets (100.0%)		97,557

*	Non-Income Producing

ADR after the name of a security represents — American Depository Receipt.

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $84,708 and the net unrealized appreciation of investments based on that cost was $12,327 which is comprised of $14,706 aggregate gross unrealized appreciation and $2,379 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements.

AllianceBernstein Mid Cap Value Portfolio

Index 400 Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term capital appreciation through cost-effective participation in broad market performance	Invest in a portfolio designed to approximate the composition and returns of the S&P MidCap 400 Index.	$491 million

The Index 400 Stock Portfolio seeks investment results that approximate the performance of the Standard & Poor’s MidCap 400 Composite Stock Price Index by investing in stocks included in the S&P MidCap 400 Index, which is composed of 400 common stocks. The S&P MidCap 400 Index does not include the very large issues that account for most of the weighting in the S&P 500® Index. Most of the companies in the S&P MidCap 400 Index have a market value in the range of $750 million to $5 billion. The Portfolio’s strategy is to capture mid-cap market performance by investing in a portfolio modeled after a mid-cap stock index. The Portfolio invests in stocks included in the S&P MidCap 400 Index in proportion to their weightings in the Index, and may buy or sell securities after announced changes in the Index but before or after the effective date of the changes to attempt to achieve higher correlation with the Index. The Index 400 Stock Portfolio is not managed in the traditional sense using economic, financial and market analysis. A computer program is used to determine which stocks are to be purchased or sold to achieve the Portfolio’s objective. Therefore, the Portfolio remains neutral relative to the benchmark in terms of economic sectors, market capitalization and growth and value styles of investing. The Portfolio will, to the extent feasible, remain full invested, and cash flows are invested promptly to attempt to minimize their impact on returns. The Portfolio may purchase Index futures contracts in amounts approximating the cash held in the Index.

For the year ended December 31, 2005, the Index 400 Stock Portfolio had a return of 12.37%, slightly behind the return on the S&P MidCap 400 Index of 12.56%. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) Portfolio performance slightly lagged the S&P 400 MidCap Index due to transaction costs, administrative expenses, cash flow effects and holdings of stock index futures contracts. The average return for the Portfolio’s peer group, Mid- Cap Core Funds, was 11.77% for the same period, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency. However, the Mid-Cap Core Funds peer group is not strictly comparable to the Index 400 Stock Portfolio because many of the portfolios in the group are actively managed.

The U.S. stock market advanced overall for the third consecutive year in 2005, though returns were lower than in the previous two years. Despite rising oil prices, higher short-term interest rates, and two devastating Gulf Coast hurricanes, stocks rallied thanks to solid economic growth, brisk merger activity, and better-than-expected corporate earnings. Stocks were positive overall in 2005, but mid-cap stocks were the clear winners, returning 12.56% as measured by the S&P MidCap 400 Index. As a group, mid-caps benefited from good earnings growth and better liquidity that allows for higher trading volume. Small-cap stocks gained 7.68% for the year, as measured by the S&P SmallCap 600 Index, while the broader stock market returned 4.91%, as measured by the S&P 500 Index.

Of the ten industry sectors within the MidCap 400 Index, all but one sector showed substantial gains in 2005. The strongest sector again in 2005 was Energy (up 49.06%), which continued to benefit from rising oil and natural gas prices and strong demand for energy worldwide. Health Care also had strong performance (up 18.00%), led by biotech stocks and new product announcements in medical technology. Other sectors with above average returns were Consumer Staples (up 15.91%), Industrials (up 11.91%), Utilities (up 10.07%), Financials (up 9.94%) and Technology (up 8.64%). Consumer Discretionary (up 3.08%) and Materials (up 2.94%) also made modest gains. Telecommunication Services (down 9.96%) was the one negative for the year. The sector was hurt as deregulation and increased competition from non-traditional suppliers put pressure on the profitability of Telecom companies.

As we seek to track the performance and weightings of stocks in the S&P MidCap 400 Index, we make changes to the Portfolio’s holdings as the Index changes. Such changes occur as companies go public or private, merge, divest or have major changes in market capitalization. Additionally, Standard & Poor’s adjusts the Index to better reflect the companies that are most representative of the composition of the U.S. economy. During 2005, there were 29 stocks added to the S&P MidCap 400 Index. Those added in the fourth quarter were Affymetrix Inc., Southwestern Energy, Navigant Consulting, Quicksilver Resources Inc., Mine Safety Appliance Co., Cathay General Bancorp, MSC Industrial Direct Co., Inc., GameStop Corp., Ingram Micro Inc., and Beazer Homes USA, Inc. During the year, 30 companies were eliminated from the Index. Those eliminated in the fourth quarter were Whole Foods Market, PacifiCare Health Systems, Inc., York, Int’l., Macromedia Inc., LTX Corp., Krispy Kreme Doughnuts, Inc., Patterson Cos. Inc., Keane Inc., Neiman-Marcus Group Inc., and Lennar Corp.

Currently, we view mid-cap stocks as fairly valued and, as we head into 2006, would expect some pull back in the near term. Large capitalization companies are currently attractively valued versus mid- and small-cap stocks, as they have underperformed those segments of the market for several years.

Index 400 Stock Portfolio

Index 400 Stock Portfolio

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of the Portfolio’s operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Indices are unmanaged, cannot be invested in directly and do not include expenses or sales charges.

The S&P MidCap 400 Index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. As of December 31, 2005, the 400 companies in the composite had a median market capitalization of $2.6 billion and a total market value of $1.1 trillion. The MidCap 400 represents approximately 5.8% of the market value of the Compustat’s database of about 9,400 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) Mid Cap Core Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) less than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Mid-cap core funds have more latitude in the companies in which they invest. These funds typically have an average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P MidCap 400 Index. Source: Lipper, Inc.

“Standard & Poor’s®”, “S&P®”, “S&P MidCap 400 Index”, “Standard & Poor’s MidCap 400 Index”, “S&P 500” and “Standard & Poor’s 500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor’s, and Standard & Poor’s makes no representation regarding the advisability of investing in the funds.

Sector Allocation is based on equities.

Sector Allocation and Top 10 Holdings are subject to change.

Index 400 Stock Portfolio

Index 400 Stock Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,082.60	$1.35
Hypothetical (5% return before expenses)	$1,000.00	$1,023.60	$1.32

*	Expenses are equal to the Fund’s annualized expense ratio of 0.26%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Index 400 Stock Portfolio

Index 400 Stock Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Common Stocks (95.0%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary (15.4%)
*99 Cents Only Stores	20,333	213
Abercrombie & Fitch Co. — Class A	37,200	2,425
*Advance Auto Parts, Inc.	46,000	1,999
*Aeropostale, Inc.	23,100	608
American Eagle Outfitters, Inc.	55,900	1,285
American Greetings Corp. — Class A	27,900	613
*AnnTaylor Stores Corp.	30,850	1,065
Applebee’s International, Inc.	32,400	732
ArvinMeritor, Inc.	29,850	430
Bandag, Inc.	5,000	213
Barnes & Noble, Inc.	22,400	956
Beazer Homes USA, Inc.	17,500	1,275
Belo Corp. — Class A	40,200	861
Blyth, Inc.	11,300	237
Bob Evans Farms, Inc.	15,200	351
Borders Group, Inc.	28,400	615
BorgWarner, Inc.	24,200	1,467
Boyd Gaming Corp.	18,600	886
Brinker International, Inc.	36,550	1,413
Callaway Golf Co.	27,900	386
*Career Education Corp.	41,600	1,403
*CarMax, Inc.	44,500	1,232
Catalina Marketing Corp.	16,700	423
CBRL Group, Inc.	19,900	699
*The Cheesecake Factory, Inc.	33,350	1,247
*Chico’s FAS, Inc.	76,900	3,377
Claire’s Stores, Inc.	42,200	1,233
*Corinthian Colleges, Inc.	38,800	457
*DeVry, Inc.	24,900	498
*Dollar Tree Stores, Inc.	45,200	1,082
*Education Management Corp.	28,400	952
*Emmis Communications Corp. — Class A	15,660	312
*Entercom Communications Corp.	16,200	481
Foot Locker, Inc.	66,300	1,564
Furniture Brands International, Inc.	21,600	482
*Gamestop Corp. — Class A	24,300	773
Gentex Corp.	66,000	1,287
GTECH Holdings Corp.	53,200	1,689
Harman International Industries, Inc.	28,000	2,739
Harte-Hanks, Inc.	24,150	637
*Hovnanian Enterprises, Inc. — Class A	15,200	755
International Speedway Corp. — Class A	15,000	719
*ITT Educational Services, Inc.	16,100	952
*Laureate Education, Inc.	21,119	1,109
Lear Corp.	28,500	811
Lee Enterprises, Inc.	19,300	712
Media General, Inc. — Class A	10,200	517
Michaels Stores, Inc.	56,800	2,009
Modine Manufacturing Co.	14,600	476
*Mohawk Industries, Inc.	22,500	1,957
*O’Reilly Automotive, Inc.	47,600	1,524
Outback Steakhouse, Inc.	27,900	1,161
*Pacific Sunwear of California, Inc.	31,500	785

Common Stocks (95.0%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary continued
*Payless ShoeSource, Inc.	29,142	731
PETsMART, Inc.	59,700	1,532
Pier 1 Imports, Inc.	36,800	321
Polo Ralph Lauren Corp.	25,800	1,448
The Reader’s Digest Association, Inc.	41,900	638
Regis Corp.	19,200	741
*Rent-A-Center, Inc.	30,200	570
Ross Stores, Inc.	61,400	1,774
Ruby Tuesday, Inc.	26,600	689
The Ryland Group, Inc.	19,900	1,435
*Saks, Inc.	59,100	996
*Scholastic Corp.	15,200	433
*Sotheby’s Holdings, Inc. — Class A	19,100	351
Thor Industries, Inc.	14,700	589
*The Timberland Co. — Class A	23,300	758
*Toll Brothers, Inc.	50,300	1,742
Tupperware Brands Corp.	22,700	508
*Urban Outfitters, Inc.	46,900	1,187
*Valassis Communications, Inc.	20,200	587
The Washington Post Co. — Class B	2,500	1,913
Westwood One, Inc.	27,900	455
*Williams-Sonoma, Inc.	49,100	2,119

Total		75,601

Consumer Staples (2.2%)
*BJ’s Wholesale Club, Inc.	28,700	848
Church & Dwight Co., Inc.	27,350	903
*Dean Foods Co.	57,214	2,156
*Energizer Holdings, Inc.	27,800	1,384
Hormel Foods Corp.	31,000	1,013
The J.M. Smucker Co.	24,796	1,091
Lancaster Colony Corp.	10,800	400
PepsiAmericas, Inc.	26,100	607
Ruddick Corp.	14,800	315
*Smithfield Foods, Inc.	42,000	1,285
Tootsie Roll Industries, Inc.	10,713	310
Universal Corp.	10,900	473

Total		10,785

Energy (9.1%)
Arch Coal, Inc.	27,500	2,186
*Cooper Cameron Corp.	48,200	1,995
*Denbury Resources, Inc.	48,700	1,109
ENSCO International, Inc.	65,100	2,887
*FMC Technologies, Inc.	29,269	1,256
*Forest Oil Corp.	23,200	1,057
*Grant Prideco, Inc.	54,600	2,409
*Hanover Compressor Co.	39,000	550
Helmerich & Payne, Inc.	22,100	1,368
*Newfield Exploration Co.	54,100	2,709
Noble Energy, Inc.	74,400	2,998
Overseas Shipholding Group, Inc.	12,600	635
Patterson-UTI Energy, Inc.	73,400	2,419

Index 400 Stock Portfolio

Index 400 Stock Portfolio

Common Stocks (95.0%)	Shares/ $ Par	Value $ (000’s)

Energy continued
Peabody Energy Corp.	55,900	4,608
Pioneer Natural Resources Co.	54,600	2,799
*Plains Exploration & Production Co.	33,300	1,323
Pogo Producing Co.	25,500	1,270
*Pride International, Inc.	67,300	2,069
*Quicksilver Resources, Inc.	28,400	1,193
Smith International, Inc.	85,200	3,163
*Southwestern Energy Co.	65,300	2,347
Tidewater, Inc.	25,700	1,143
Western Gas Resources, Inc.	24,400	1,149

Total		44,642

Financials (17.6%)
A.G. Edwards, Inc.	32,600	1,528
(b)AMB Property Corp.	36,300	1,785
American Financial Group, Inc.	19,800	759
*AmeriCredit Corp.	58,600	1,502
AmerUs Group Co.	16,400	929
Arthur J. Gallagher & Co.	40,500	1,251
Associated Banc-Corp.	57,963	1,887
Astoria Financial Corp.	37,500	1,103
Bank of Hawaii Corp.	21,800	1,124
Brown & Brown, Inc.	47,300	1,445
Cathay General Bancorp	21,300	766
City National Corp.	17,700	1,282
The Colonial BancGroup, Inc.	65,500	1,560
Commerce Bancorp, Inc.	73,800	2,538
Cullen/Frost Bankers, Inc.	20,100	1,079
Developers Diversified Realty Corp.	46,300	2,177
Eaton Vance Corp.	55,500	1,518
Everest Re Group, Ltd.	26,300	2,638
Fidelity National Financial, Inc.	73,715	2,711
First American Corp.	40,700	1,844
FirstMerit Corp.	35,300	915
Greater Bay Bancorp	21,400	548
Hanover Insurance Group, Inc.	22,800	952
HCC Insurance Holdings, Inc.	44,950	1,334
Highwoods Properties, Inc.	23,000	654
Horace Mann Educators Corp.	18,200	345
Hospitality Properties Trust	30,600	1,227
Independence Community Bank Corp.	31,400	1,248
IndyMac Bancorp, Inc.	27,300	1,065
Investors Financial Services Corp.	27,600	1,017
Jefferies Group, Inc.	21,000	945
*LaBranche & Co., Inc.	25,700	260
Legg Mason, Inc.	51,750	6,193
Leucadia National Corp.	34,900	1,656
Liberty Property Trust	37,500	1,607
The Macerich Co.	25,500	1,712
Mack-Cali Realty Corp.	26,300	1,136
Mercantile Bankshares Corp.	34,900	1,970
Mercury General Corp.	15,100	879
New Plan Excel Realty Trust	44,300	1,027
New York Community Bancorp, Inc.	100,621	1,662
Ohio Casualty Corp.	27,000	765
Old Republic International Corp.	77,900	2,046
The PMI Group, Inc.	38,100	1,565

Common Stocks (95.0%)	Shares/ $ Par	Value $ (000’s)

Financials continued
Protective Life Corp.	29,600	1,296
Radian Group, Inc.	35,300	2,068
Raymond James Financial, Inc.	24,150	910
Rayonier, Inc.	32,266	1,286
Regency Centers Corp.	28,800	1,698
SEI Investments Co.	27,000	999
StanCorp Financial Group, Inc.	23,200	1,159
*SVB Financial Group	15,100	707
TCF Financial Corp.	48,300	1,311
Texas Regional Bancshares, Inc. — Class A	17,500	495
United Dominion Realty Trust, Inc.	58,300	1,367
Unitrin, Inc.	19,300	869
W.R. Berkley Corp.	47,700	2,271
Waddell & Reed Financial, Inc. — Class A	35,600	747
Washington Federal, Inc.	36,965	850
Webster Financial Corp.	22,900	1,074
Weingarten Realty Investors	34,200	1,293
Westamerica Bancorporation	13,600	722
Wilmington Trust Corp.	28,800	1,121

Total		86,397

Health Care (11.7%)
*Advanced Medical Optics, Inc.	28,312	1,183
*Affymetrix, Inc.	26,600	1,270
*Apria Healthcare Group, Inc.	21,100	509
*Barr Pharmaceuticals, Inc.	45,700	2,848
Beckman Coulter, Inc.	26,400	1,502
*Cephalon, Inc.	24,700	1,599
*Charles River Laboratories International, Inc.	30,700	1,301
*Community Health Systems, Inc.	37,600	1,442
*Covance, Inc.	26,600	1,291
*Cytyc Corp.	48,400	1,366
DENTSPLY International, Inc.	33,450	1,796
*Edwards Lifesciences Corp.	25,400	1,057
*Gen-Probe, Inc.	21,600	1,054
*Health Net, Inc.	48,700	2,510
*Henry Schein, Inc.	37,000	1,615
Hillenbrand Industries, Inc.	26,000	1,285
*INAMED Corp.	15,400	1,350
*Intuitive Surgical, Inc.	15,100	1,771
*Invitrogen Corp.	22,500	1,499
*IVAX Corp.	93,031	2,916
*LifePoint Hospitals, Inc.	24,300	911
*Lincare Holdings, Inc.	41,300	1,731
*Martek Biosciences Corp.	13,500	332
*Millennium Pharmaceuticals, Inc.	131,900	1,279
Omnicare, Inc.	50,700	2,902
*Par Pharmaceutical Cos, Inc.	14,600	458
Perrigo Co.	35,300	526
*Protein Design Labs, Inc.	48,000	1,364
*Renal Care Group, Inc.	29,050	1,374
*Sepracor, Inc.	45,100	2,327
STERIS Corp.	29,100	728
*Techne Corp.	16,500	926

Index 400 Stock Portfolio

Index 400 Stock Portfolio

Common Stocks (95.0%)	Shares/ $ Par	Value $ (000’s)

Health Care continued
*Triad Hospitals, Inc.	36,639	1,437
UnitedHealth Group, Inc.	40,920	2,543
Universal Health Services, Inc. — Class B	23,200	1,084
Valeant Pharmaceuticals International	39,400	712
*Varian, Inc.	13,200	525
*Varian Medical Systems, Inc.	55,900	2,814
*VCA Antech, Inc.	35,100	990
*Vertex Pharmaceuticals, Inc.	42,100	1,165

Total		57,292

Industrials (12.6%)
Adesa, Inc.	38,100	930
*AGCO Corp.	38,500	638
*AirTran Holdings, Inc.	37,300	598
*Alaska Air Group, Inc.	14,200	507
Alexander & Baldwin, Inc.	18,700	1,014
*Alliant Techsystems, Inc.	15,600	1,188
AMETEK, Inc.	29,800	1,268
Banta Corp.	10,200	508
The Brink’s Co.	25,000	1,198
C.H. Robinson Worldwide, Inc.	72,600	2,688
Carlisle Companies, Inc.	13,000	899
*ChoicePoint, Inc.	38,100	1,696
CNF, Inc.	22,200	1,241
*Copart, Inc.	29,600	683
The Corporate Executive Board Co.	16,800	1,507
Crane Co.	21,200	748
Deluxe Corp.	21,500	648
Donaldson Co., Inc.	29,000	922
*The Dun & Bradstreet Corp.	28,200	1,888
Expeditors International of Washington, Inc.	45,300	3,057
Fastenal Co.	52,600	2,061
Federal Signal Corp.	20,400	306
*Flowserve Corp.	23,500	930
GATX Corp.	21,500	776
Graco, Inc.	29,100	1,062
Granite Construction, Inc.	14,000	503
Harsco Corp.	17,700	1,195
Herman Miller, Inc.	29,300	826
HNI Corp.	23,300	1,280
Hubbell, Inc. — Class B	25,800	1,164
J.B. Hunt Transport Services, Inc.	52,600	1,191
*Jacobs Engineering Group, Inc.	24,700	1,676
*JetBlue Airways Corp.	64,125	986
Joy Global, Inc.	51,650	2,066
Kelly Services, Inc. — Class A	8,200	215
Kennametal, Inc.	16,400	837
*Korn/Ferry International	17,900	335
Manpower, Inc.	37,100	1,725
Mine Safety Appliances Co.	11,200	406
MSC Industrial Direct Co., Inc. — Class A	22,900	921
*Navigant Consulting, Inc.	21,500	473
Nordson Corp.	13,900	563
Pentair, Inc.	43,000	1,484
Precision Castparts Corp.	56,500	2,926
*Quanta Services, Inc.	50,200	661

Common Stocks (95.0%)	Shares/ $ Par	Value $ (000’s)

Industrials continued
Republic Services, Inc.	51,900	1,949
Rollins, Inc.	12,525	247
*Sequa Corp. — Class A	2,700	186
SPX Corp.	28,000	1,282
*Stericycle, Inc.	18,800	1,107
*Swift Transportation Co., Inc.	22,300	453
Tecumseh Products Co. — Class A	7,900	181
Teleflex, Inc.	17,200	1,118
*Thomas & Betts Corp.	22,500	944
The Timken Co.	35,400	1,134
Trinity Industries, Inc.	18,500	815
*United Rentals, Inc.	28,500	667
Werner Enterprises, Inc.	21,950	432
*Yellow Roadway Corp.	24,700	1,102

Total		62,011

Information Technology (14.9%)
*3Com Corp.	164,500	592
*Activision, Inc.	116,366	1,599
Acxiom Corp.	32,200	741
ADTRAN, Inc.	28,800	857
*Advent Software, Inc.	6,800	197
*Alliance Data Systems Corp.	29,100	1,036
Amphenol Corp. — Class A	37,800	1,673
*Anteon International Corp.	13,900	755
*Arrow Electronics, Inc.	50,800	1,627
*Atmel Corp.	180,700	558
*Avnet, Inc.	62,000	1,484
*Avocent Corp.	20,800	566
*The BISYS Group, Inc.	51,300	719
*Cabot Microelectronics Corp.	10,292	302
*Cadence Design Systems, Inc.	120,600	2,041
CDW Corp.	26,700	1,537
*Ceridian Corp.	61,700	1,533
Certegy, Inc.	26,400	1,071
*CheckFree Corp.	38,500	1,767
*Cognizant Technology Solutions Corp. — Class A	58,700	2,956
*CommScope, Inc.	23,400	471
*Credence Systems Corp.	42,200	294
*Cree, Inc.	32,300	815
*CSG Systems International, Inc.	20,700	462
*Cypress Semiconductor Corp.	57,500	819
Diebold, Inc.	29,500	1,121
*DST Systems, Inc.	26,800	1,606
*Dycom Industries, Inc.	17,100	376
*F5 Networks, Inc.	16,800	961
Fair Isaac Corp.	27,800	1,228
*Fairchild Semiconductor International, Inc.	51,100	864
*Gartner, Inc.	24,600	317
Harris Corp.	56,900	2,447
Imation Corp.	14,600	673
*Ingram Micro, Inc. — Class A	49,300	983
*Integrated Device Technology, Inc.	84,830	1,118
*International Rectifier Corp.	30,100	960
Intersil Corp. — Class A	65,700	1,635
Jack Henry & Associates, Inc.	31,800	607

Index 400 Stock Portfolio

Index 400 Stock Portfolio

Common Stocks (95.0%)	Shares/ $ Par	Value $ (000’s)

Information Technology continued
*KEMET Corp.	36,700	259
*Lam Research Corp.	57,800	2,062
*Lattice Semiconductor Corp.	48,200	208
*Macrovision Corp.	21,600	361
*McAfee, Inc.	71,300	1,934
*McDATA Corp. — Class A	65,000	247
*MEMC Electronic Materials, Inc.	70,200	1,556
*Mentor Graphics Corp.	33,700	348
*Micrel, Inc.	27,700	321
Microchip Technology, Inc.	89,312	2,871
MoneyGram International, Inc.	36,200	944
*MPS Group, Inc.	43,000	588
National Instruments Corp.	23,550	755
*Newport Corp.	16,900	229
Plantronics, Inc.	20,100	569
*Plexus Corp.	18,500	421
*Polycom, Inc.	40,000	612
*Powerwave Technologies, Inc.	47,000	591
The Reynolds and Reynolds Co. — Class A	21,700	609
*RF Micro Devices, Inc.	80,300	434
*RSA Security, Inc.	30,100	338
*SanDisk Corp.	78,300	4,918
*Semtech Corp.	31,000	566
*Silicon Laboratories, Inc.	19,000	697
*SRA International, Inc. — Class A	15,800	483
*Sybase, Inc.	38,700	846
*Synopsys, Inc.	61,300	1,230
*Tech Data Corp.	24,000	952
*Transaction Systems Architects, Inc.	15,800	455
*TriQuint Semiconductor, Inc.	59,311	264
*UTStarcom, Inc.	44,700	360
*Vishay Intertechnology, Inc.	78,287	1,077
*Western Digital Corp.	91,700	1,707
*Wind River Systems, Inc.	31,800	470
*Zebra Technologies Corp. — Class A	29,900	1,281

Total		72,931

Materials (4.1%)
Airgas, Inc.	28,500	938
Albemarle Corp.	16,200	621
Bowater, Inc.	23,800	731
Cabot Corp.	26,400	945
Chemtura Corp.	101,963	1,295
Cytec Industries, Inc.	16,900	805
Ferro Corp.	17,800	334
*FMC Corp.	16,100	856
Glatfelter	18,700	265
Longview Fibre Co.	21,700	452
The Lubrizol Corp.	28,900	1,255
Lyondell Chemical Co.	87,100	2,075
Martin Marietta Materials, Inc.	19,700	1,511
Minerals Technologies, Inc.	8,500	475
Olin Corp.	30,500	600
Packaging Corp. of America	26,600	610
Potlatch Corp.	12,400	632
RPM International, Inc.	50,000	869

Common Stocks (95.0%)	Shares/ $ Par	Value $ (000’s)

Materials continued
The Scotts Miracle-Gro Co. — Class A	19,200	869
Sensient Technologies Corp.	20,000	358
Sonoco Products Co.	42,100	1,238
Steel Dynamics, Inc.	16,300	579
The Valspar Corp.	43,000	1,061
Worthington Industries, Inc.	30,400	584

Total		19,958

Telecommunication Services (0.4%)
*Cincinnati Bell, Inc.	104,600	367
Telephone and Data Systems, Inc.	43,600	1,571

Total		1,938

Utilities (7.0%)
(b)AGL Resources, Inc.	33,000	1,149
Alliant Energy Corp.	49,700	1,394
Aqua America, Inc.	54,733	1,494
*Aquila, Inc.	158,700	571
Black Hills Corp.	14,100	488
DPL, Inc.	54,200	1,410
Duquesne Light Holdings, Inc.	33,100	540
Energy East Corp.	62,800	1,432
Equitable Resources, Inc.	51,400	1,886
Great Plains Energy, Inc.	31,700	886
Hawaiian Electric Industries, Inc.	34,400	891
IDACORP, Inc.	18,000	527
MDU Resources Group, Inc.	50,900	1,666
National Fuel Gas Co.	35,900	1,120
Northeast Utilities	63,800	1,256
NSTAR	45,400	1,303
OGE Energy Corp.	38,500	1,031
ONEOK, Inc.	41,500	1,105
Pepco Holdings, Inc.	80,400	1,799
PNM Resources, Inc.	29,250	716
Puget Energy, Inc.	49,100	1,003
Questar Corp.	36,200	2,741
SCANA Corp.	48,700	1,918
*Sierra Pacific Resources	77,981	1,017
Vectren Corp.	32,300	877
Westar Energy, Inc.	36,900	793
WGL Holdings, Inc.	20,700	622
Wisconsin Energy Corp.	49,700	1,942
WPS Resources Corp.	17,000	940

Total		34,517

Total Common Stocks (Cost: $371,410)		466,072

Money Market Investments (4.3%)

Federal Government & Agencies (0.4%)
(b)Federal National Mortgage Association, 4.32%, 3/22/06	2,000,000	1,982

Total		1,982

Index 400 Stock Portfolio

Index 400 Stock Portfolio

Money Market Investments (4.3%)	Shares/ $ Par	Value $ (000’s)

Finance Lessors (1.2%)
(b)Windmill Funding Corp., 4.30%, 1/11/06	6,000,000	5,993

Total		5,993

Finance Services (1.2%)
(b)Morgan Stanley Dean Witter, 4.25%, 1/9/06	6,000,000	5,994

Total		5,994

Miscellaneous Business Credit Institutions (0.2%)
(b)General Electric Capital, 3.95%, 1/3/06	1,200,000	1,200

Total		1,200

Short Term Business Credit (1.3%)
(b)Sheffield Receivables, 4.35%, 1/4/06	6,000,000	5,997

Total		5,997

Total Money Market Investments (Cost: $21,166)		21,166

Total Investments (99.3%) (Cost $392,576)(a)		487,238

Other Assets, Less Liabilities (0.7%)		3,388

Total Net Assets (100.0%)		490,626

*	Non-Income Producing

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $395,286 and the net unrealized appreciation of investments based on that cost was $91,952 which is comprised of $117,419 aggregate gross unrealized appreciation and $25,467 aggregate gross unrealized depreciation.

(b)	All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities.
Information regarding open futures contracts as of period end is summarized below.

Issuer (000’s)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000’s)
Midcap 400 Index Futures (Long)	64	3/06	$(125)
(Total Notional Value at December 31, 2005, $23,907)

The Accompanying Notes are an Integral Part of the Financial Statements.

Index 400 Stock Portfolio

Janus Capital Appreciation Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital	Invest in equity securities selected for their growth potential.	$133 million

The Janus Capital Appreciation Portfolio seeks long-term growth of capital through investments in the equities of companies selected for their growth potential; the main emphasis is on large-capitalization stocks. The Portfolio is managed using a bottom-up approach, which means that the holdings are selected by examining individual securities, rather than focusing on broad economic trends or industry sectors.

For the twelve months ended December 31, 2005, the Portfolio returned 17.00% while its benchmark, the S&P 500 Index, returned 4.91%. The Portfolio’s outperformance can be attributed in part to the strong performance of several well-chosen stocks within the Healthcare and Information Technology sectors. Meanwhile, there were only a few pockets of relative weakness, including our holdings in the Financials sector, which lagged during the period. Also tempering our gains was an underweight position in Utilities, which, as a whole, was an area of strength in the market.

As for specific investments, some of the Portfolio’s largest and longest-held securities contributed to performance in 2005. Apple Computer, UnitedHealth and Genentech all made meaningfully positive contributions again this year. Our largest contributor, Apple Computer, continues to impress us with its pipeline of new products and operational excellence. Late in the third quarter of 2005, the company announced its newest addition to the iPod line of digital music players, the “nano.” The nano has been an instant hit with consumers, and many stores have sold out within a few days of receiving their allotted shipments. The nano holds between 500 and 1000 songs, has a color screen and is so small and lightweight that it will fit into the change pocket in a pair of blue jeans. The success of Apple’s iPod and iTunes music software has also contributed to an increase in sales of Apple desktop and laptop computers as more consumers are opting to make Apple computers the nexus of their personal computing needs. While it seems unlikely that Apple will ever threaten Microsoft’s dominant position in PC operating system software, we continue to be impressed by the number of computer users who are, as Apple marketing implores, opting to make the “switch” to Apple.

Of course, not everything went our way in 2005. In analyzing the Portfolio’s performance, we are pleased to report that the losses we sustained over the course of the year were quite small. By far the biggest detractor to the Portfolio’s performance was our position in eBay, which occurred in the first half of the year. Since that time, eBay has moved up nicely, and we believe the position is appropriately sized in the Portfolio. We were very disciplined about reducing our position quickly, which has positively contributed to the Portfolio’s performance.

Going forward, we are increasingly optimistic about the future of the financial markets. We expect that the two primary headwinds we have been navigating these past 18 months, namely higher interest rates and higher oil prices, will begin to abate. Specifically, sometime in 2006, we expect the Federal Reserve, under its new leadership, to move toward a more neutral position on interest rates. We also expect that the year-over-year increases in the price of oil will begin to moderate, leading to a much more favorable environment for stocks, particularly growth stocks.

Janus Capital Appreciation Portfolio

Janus Capital Appreciation Portfolio

This chart assumes an initial investment of $10,000 made on 5/1/03 (commencement of the Portfolio’s operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Standard & Poor’s 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2005, the 500 companies in the composite had a median market capitalization of $11.3 billion and a total market value of $11.5 trillion. The S&P 500 represents approximately 58.2% of the market value of the Compustat’s database of about 9,400 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) Large Cap Growth Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) greater than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Large-cap growth funds typically have an above-average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P 500 Index. Source: Lipper, Inc.

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

Janus Capital Appreciation Portfolio

Janus Capital Appreciation Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,112.40	$4.33
Hypothetical (5% return before expenses)	$1,000.00	$1,020.80	$4.14

*	Expenses are equal to the Fund’s annualized expense ratio of 0.82%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Janus Capital Appreciation Portfolio

Janus Capital Appreciation Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Common Stocks (93.4%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary (20.8%)
*Advance Auto Parts, Inc.	81,005	3,520
*Coach, Inc.	48,400	1,614
*eBay, Inc.	138,460	5,988
J. C. Penney Co., Inc.	52,505	2,919
Lowe’s Companies, Inc.	94,190	6,279
NIKE, Inc. — Class B	70,445	6,114
Staples, Inc.	53,365	1,212

Total		27,646

Consumer Staples (4.3%)
The Procter & Gamble Co.	99,315	5,748

Total		5,748

Energy (8.5%)
BJ Services Co.	84,435	3,096
Murphy Oil Corp.	63,645	3,436
Suncor Energy, Inc.	75,515	4,768

Total		11,300

Financials (15.1%)
American Express Co.	63,580	3,272
Ameriprise Financial, Inc.	12,720	522
*Berkshire Hathaway, Inc. — Class B	701	2,058
Commerce Bancorp, Inc.	92,465	3,182
The Goldman Sachs Group, Inc.	25,845	3,300
SLM Corp.	29,405	1,620
Wells Fargo & Co.	96,160	6,041

Total		19,995

Health Care (25.1%)
Aetna, Inc.	79,015	7,452
*Genentech, Inc.	68,095	6,299
*Gilead Sciences, Inc.	84,575	4,451
*Invitrogen Corp.	29,820	1,987
Teva Pharmaceutical Industries, Ltd., ADR	111,560	4,798
UnitedHealth Group, Inc.	133,980	8,326

Total		33,313

Information Technology (16.2%)
*Apple Computer, Inc.	132,080	9,496
*Electronic Arts, Inc.	102,780	5,376
*Sun Microsystems, Inc.	482,030	2,020

Common Stocks (93.4%)	Shares/ $ Par	Value $ (000’s)

Information Technology continued
*Yahoo!, Inc.	116,825	4,577

Total		21,469

Materials (1.4%)
*Huntsman Corp.	106,735	1,838

Total		1,838

Utilities (2.0%)
*The AES Corp.	163,525	2,589

Total		2,589

Total Common Stocks (Cost: $97,871)		123,898

Money Market Investments (6.5%)

Federal Government & Agencies (6.0%)
Federal Home Loan Bank Discount Corp., 3.30%, 1/3/06	8,000,000	7,998

Total		7,998

Miscellaneous Business Credit Institutions (0.5%)
General Electric Capital, 3.95%, 1/3/06	600,000	600

Total		600

Total Money Market Investments (Cost: $8,598)		8,598

Total Investments (99.9%) (Cost $106,469)(a)		132,496

Other Assets, Less Liabilities (0.1%)		183

Total Net Assets (100.0%)		132,679

*	Non-Income Producing

ADR after the name of a security represents — American Depository Receipt.

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $106,513 and the net unrealized appreciation of investments based on that cost was $25,983 which is comprised of $26,375 aggregate gross unrealized appreciation and $392 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements.

Janus Capital Appreciation Portfolio

Growth Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term appreciation of capital with moderate risk	Hold a diversified mix of high quality growth stocks of medium and large companies with above-average potential for earnings growth.	$703 million

The Growth Stock Portfolio seeks long-term growth of capital by investing in companies believed to have above-average earnings growth potential; current income is secondary. The Portfolio’s holdings consist primarily of high quality growth stocks of medium and large companies. The Portfolio’s strategy is to analyze economic trends to determine their impact on various sectors and industries and to select high quality stocks from industries with the best earnings potential. The Portfolio invests primarily in equity securities of well-established companies selected for their growth potential, with emphasis placed on high quality companies with strong financial characteristics. The investment process is initiated with an analysis of the economic outlook. Further study of economic sectors leads to the identification of growth-oriented industries, and to detailed studies of individual companies. In evaluating individual companies, factors such as the company management team, product outlook, global exposure, industry leadership position and financial characteristics are important variables used in the analysis.

For the year ended December 31, 2005, the Growth Stock Portfolio returned 7.71%. outperforming the S&P 500 Index, which returned 4.91% for the year. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) The Portfolio also outperformed the Large-Cap Core Funds — the peer group in which Lipper places the Portfolio — which had an average return of 5.77% for the year, and the Large-Cap Growth Funds — the peer group which the managers believe better suits the Portfolio’s investment style — which had an average return of 7.33% for 2005, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency.

The U.S. stock market advanced overall for the third consecutive year in 2005, though returns were lower than in the previous two years. Despite rising oil prices, higher short-term interest rates, and two devastating Gulf Coast hurricanes, stocks rallied thanks to solid economic growth, brisk merger activity, and better-than-expected corporate earnings. Mid-cap stocks were the clear winners in 2005, gaining 12.56%, followed by a gain in small caps of 7.68%. Large cap also stocks posted positive, though lower, returns of 4.91% for the year. Returns are measured by the S&P MidCap 400 Index, S&P SmallCap 600 Index and S&P 500 Index, respectively.

The Growth Stock Portfolio’s outperformance in 2005 compared to the Index was primarily due to good stock selection. Stocks from a variety of sectors led the list of positive contributors for the year, particularly in the Energy, Financials and Health Care sectors. Energy holdings EOG Resources, Inc., which is involved in natural gas and crude oil exploration, and Halliburton Holding Co., an energy services provider, both outperformed in 2005. Technology stock Google, Inc., best known for its online search engine, also added to the Portfolio’s performance as estimates of the company’s sustainable growth rate rose throughout the year. Health Care company Genentech, Inc. also performed very well, based on strong earnings growth and sales momentum in several of the company’s cancer drugs.

Several stocks in the Portfolio disappointed in 2005, including Technology holding Lexmark International, Inc., which lost ground as the competitive environment intensified. Another Technology stock, Dell, Inc., also hurt performance, as it suffered from a declining growth rate and missed its earnings growth target. Pfizer, Inc., a pharmaceutical company, also turned in disappointing performance as it reduced its growth projections.

Sector allocation played a slightly negative role for performance in 2005. Our underweight position in Energy held back performance as Energy gained more than 30% for the year, as oil and natural gas prices continued to rise and demand, particularly from China, remained strong. Overweight positions in Technology and Consumer Discretionary also hindered return as each of those sectors underperformed for the year. Finally, our zero weighting in Utilities continued to be a drag on performance, as the sector produced the second highest returns in 2005, behind Energy.

We made several sector weighting changes in 2005, including a move away from Consumer Discretionary stocks by selling some of our retail holdings, as the sector suffered from expectations that higher energy costs would impact discretionary spending. We reinvested those assets in several hotel stocks, as hotels should benefit from increased corporate travel in 2006. We took profits in several Financial stocks to keep our weighting in line, as valuations in the sector were high. In addition, we positioned the Portfolio for an expected economic slowdown by increasing our Health Care holdings.

The Portfolio’s outperformance in 2005 indicates that our quality and consistent growth style was in favor. It is possible that quality, large capitalization stocks, which have lagged the market for the past three years, may be poised for an upturn. Looking forward, we don’t expect to make any significant changes and we believe the Portfolio is well positioned to take advantage of the slower economy and stock market behavior that we foresee in 2006.

Growth Stock Portfolio

Growth Stock Portfolio

This chart assumes an initial investment of $10,000 made on 12/31/95. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Standard & Poor’s 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2005, the 500 companies in the composite had a median market capitalization of $11.3 billion and a total market value of $11.5 trillion. The S&P 500 represents approximately 58.2% of the market value of the Compustat’s database of about 9,400 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) Large Cap Core Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) greater than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Large-cap core funds have more latitude in the companies in which they invest. These funds typically have an average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P 500 Index. Source: Lipper, Inc.

The Lipper Variable Insurance Products (VIP) Large Cap Growth Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) greater than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Large-cap growth funds typically have an above-average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P 500 Index. Source: Lipper, Inc.

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

Growth Stock Portfolio

Growth Stock Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,068.80	$2.28
Hypothetical (5% return before expenses)	$1,000.00	$1,022.70	$2.22

*	Expenses are equal to the Fund’s annualized expense ratio of 0.43%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Growth Stock Portfolio

Growth Stock Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Common Stocks (95.7%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary (16.1%)
*Bed Bath & Beyond, Inc.	39,200	1,417
Carnival Corp.	126,000	6,737
*eBay, Inc.	82,200	3,555
Federated Department Stores, Inc.	66,600	4,418
Fortune Brands, Inc.	139,200	10,859
Harley-Davidson, Inc.	65,000	3,347
Hilton Hotels Corp.	160,900	3,879
J. C. Penney Co., Inc.	175,300	9,747
Johnson Controls, Inc.	74,800	5,454
*Kohl’s Corp.	120,500	5,856
Lowe’s Companies, Inc.	92,300	6,153
The McGraw-Hill Companies, Inc.	169,800	8,767
News Corp. — Class A	353,600	5,498
NIKE, Inc. — Class B	58,000	5,034
Omnicom Group, Inc.	44,000	3,746
Staples, Inc.	296,850	6,741
Starwood Hotels & Resorts Worldwide, Inc.	127,600	8,149
Target Corp.	187,700	10,318
Time Warner, Inc.	207,100	3,612

Total		113,287

Consumer Staples (7.8%)
Altria Group, Inc.	141,100	10,543
CVS Corp.	276,100	7,295
PepsiCo, Inc.	180,700	10,676
The Procter & Gamble Co.	187,700	10,863
Wal-Mart Stores, Inc.	193,500	9,056
Walgreen Co.	142,400	6,303

Total		54,736

Energy (7.1%)
ConocoPhillips	130,416	7,588
EOG Resources, Inc.	138,800	10,184
Exxon Mobil Corp.	222,934	12,522
Halliburton Co.	140,400	8,699
Noble Corp.	108,600	7,661
Valero Energy Corp.	64,000	3,302

Total		49,956

Financials (13.7%)
American Express Co.	114,400	5,887
American International Group, Inc.	145,600	9,934
Capital One Financial Corp.	85,800	7,413
Citigroup, Inc.	169,600	8,231
Genworth Financial, Inc.	264,100	9,133
The Goldman Sachs Group, Inc.	52,300	6,679
Legg Mason, Inc.	50,600	6,056
Lehman Brothers Holdings, Inc.	60,800	7,793
Prudential Financial, Inc.	157,900	11,557
SLM Corp.	91,900	5,063
U.S. Bancorp	178,600	5,338

Common Stocks (95.7%)	Shares/ $ Par	Value $ (000’s)

Financials continued
Wachovia Corp.	106,800	5,645
Wells Fargo & Co.	119,300	7,496

Total		96,225

Health Care (17.2%)
Abbott Laboratories	158,900	6,265
Aetna, Inc.	108,500	10,233
*Amgen, Inc.	188,100	14,833
*Caremark Rx, Inc.	159,100	8,240
Eli Lilly and Co.	100,900	5,710
*Fisher Scientific International, Inc.	105,100	6,501
*Genentech, Inc.	90,500	8,371
*Gilead Sciences, Inc.	101,400	5,337
Johnson & Johnson	182,400	10,962
Medtronic, Inc.	154,500	8,895
Novartis AG, ADR	90,700	4,760
*St. Jude Medical, Inc.	150,300	7,545
Teva Pharmaceutical Industries, Ltd., ADR	206,800	8,894
UnitedHealth Group, Inc.	141,000	8,762
*Zimmer Holdings, Inc.	77,100	5,200

Total		120,508

Industrials (9.2%)
American Standard Companies, Inc.	219,800	8,781
Caterpillar, Inc.	84,200	4,864
Danaher Corp.	129,600	7,229
Emerson Electric Co.	93,100	6,955
FedEx Corp.	70,200	7,258
General Electric Co.	675,100	23,662
ITT Industries, Inc.	23,400	2,406
United Technologies Corp.	62,300	3,483

Total		64,638

Information Technology (21.3%)
Accenture, Ltd. — Class A	280,200	8,089
*Advanced Micro Devices, Inc.	117,800	3,605
*Affiliated Computer Services, Inc. — Class A	144,100	8,528
*Amdocs, Ltd.	184,100	5,063
*ASML Holding N.V.	397,100	7,974
*Broadcom Corp. — Class A	151,800	7,157
*Cisco Systems, Inc.	370,500	6,343
*Dell, Inc.	294,000	8,817
*Electronic Arts, Inc.	118,600	6,204
First Data Corp.	151,300	6,507
*Google, Inc. — Class A	20,442	8,481
Intel Corp.	248,300	6,198
International Business Machines Corp.	97,800	8,039
*Juniper Networks, Inc.	310,300	6,920
Maxim Integrated Products, Inc.	136,800	4,958
Microsoft Corp.	521,200	13,629
*Oracle Corp.	485,000	5,922

Growth Stock Portfolio

Growth Stock Portfolio

Common Stocks (95.7%)	Shares/ $ Par	Value $ (000’s)

Information Technology continued
QUALCOMM, Inc.	174,300	7,509
Telefonaktiebolaget LM Ericsson, ADR	172,800	5,944
Texas Instruments, Inc.	160,500	5,147
*Yahoo!, Inc.	219,710	8,608

Total		149,642

Materials (1.8%)
Monsanto Co.	47,000	3,644
Praxair, Inc.	171,600	9,088

Total		12,732

Telecommunication Services (1.0%)
Sprint Nextel Corp.	304,800	7,120

Total		7,120

Utilities (0.5%)
Questar Corp.	44,500	3,369

Total		3,369

Total Common Stocks (Cost: $550,463)		672,213

Money Market Investments (4.1%)

Autos (1.4%)
(b)Daimler Chrysler Auto, 4.33%, 1/26/06	10,000,000	9,970

Total		9,970

Federal Government & Agencies (0.1%)
Federal National Mortgage Association, 4.32%, 3/22/06	1,000,000	991

Total		991

Money Market Investments (4.1%)	Shares/ $ Par	Value $ (000’s)

Miscellaneous Business Credit Institutions (2.6%)
General Electric Capital, 3.95%, 1/3/06	17,600,000	17,596

Total		17,596

Total Money Market Investments (Cost: $28,556)		28,557

Total Investments (99.8%) (Cost $579,019)(a)		700,770

Other Assets, Less Liabilities (0.2%)		1,756

Total Net Assets (100.0%)		702,526

*	Non-Income Producing

ADR after the name of a security represents — American Depository Receipt.

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $579,046 and the net unrealized appreciation of investments based on that cost was $121,724 which is comprised of $135,188 aggregate gross unrealized appreciation and $13,464 aggregate gross unrealized depreciation.

(b)	All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000’s)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000’s)
S&P 500 Index Futures (Long)	30	3/06	$(95)
(Total Notional Value at December 31, 2005, $9,506)

The Accompanying Notes are an Integral Part of the Financial Statements.

Growth Stock Portfolio

Large Cap Core Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital and income, consistent with moderate investment risk	Actively manage a portfolio of equity securities with a goal of exceeding the total return of the S&P 500 Index.	$494 million

The Large Cap Core Stock Portfolio seeks long-term growth of capital and income. The Portfolio seeks to achieve these objectives primarily by investing in the equity securities of companies selected for their growth potential. The Portfolio’s holdings will consist primarily of equity securities of large companies. The Portfolio’s strategy is to actively manage a portfolio of selected equity securities with a goal of outperforming the total return of the S&P 500® Index. The Portfolio attempts to reduce risk by investing in many different economic sectors, industries and companies. The Portfolio’s manager may underweight or overweight selected economic sectors against the sector weightings of the S&P 500 Index to seek to enhance the Portfolio’s total return or reduce fluctuations in market value relative to the S&P 500 Index.

For the year ended December 31, 2005, the Large Cap Core Stock Portfolio had a return of 8.46%, substantially outperforming the S&P 500 Index, which returned 4.91% for the year. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) The average return for the Portfolio’s peer group, Large-Cap Core Funds, was 5.77% for the same time period, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency.

The market for large capitalization stocks remained range bound during most of 2005 as large caps continued to work through their earnings deceleration phase. Investors continued to wait for large caps to rebound in 2005, but mid-cap and small-cap stocks once again produced higher returns. Compared to the 4.91% gain on the S&P 500 Index, the S&P MidCap 400 Index gained 12.56% and the S&P SmallCap 600 Index returned 7.68% for the year. For the second year in a row, Energy was the best performing sector in the S&P 500 Index. The gains were driven by rising oil and natural gas prices and a continuing tight supply and demand balance exacerbated by Hurricanes Katrina and Rita. Despite a pullback in prices during the fourth quarter, the Energy sector gained more than 31% for the year. Stocks in the Utilities sector also provided nice returns, up over 17% for the year.

The Portfolio’s outperformance compared to the S&P 500 Index in 2005 can be attributed primarily to individual stock selection, particularly in the Financials, Energy, Consumer Discretionary and Health Care sectors. Energy stocks EOG Resources Inc. and Valero Energy added substantially to the Portfolio’s return, with EOG benefiting from strong production growth and rising natural gas prices, while Valero witnessed the best refining margins in the last 20 years. Several stocks in the Financials sector also added to performance, including Legg Mason, Inc., which had strong fund flows into their asset management business and also acquired Citigroup’s assets. Lehman Brothers Holdings, Inc. benefited from continued strong fixed income trading and underwriting. Health Care stock Amgen, Inc. also added to our return, and Google Inc., known primarily for its Internet search engine, had an extraordinary run-up in price in 2005.

Several other Technology holdings, however, hurt performance. International Business Machines, Inc., suffered from a slowdown in their outsourcing and consulting business; Lexmark International, Inc. saw a slowdown in their market share gains in the PC business; and Dell Inc. lost ground as their consumer business didn’t perform as well as expected. Health Care holdings Pfizer, Inc. and Abbott Laboratories also underperformed, as did Verizon Communications, Inc. That company’s core land line business remained under pressure from cable companies and wireless providers.

Sector allocations played a positive, though less significant, role in performance for the year. The Portfolio was overweight Energy stocks during the first three quarters and, during that time, the sector significantly outperformed the market as oil and natural gas prices moved higher. Early in the fourth quarter of 2005, we reduced our weighting in the sector as Energy stock prices began to fall, which helped return. In the Financial sector, just the opposite was true. The Portfolio was underweight Financials through much of the year, which helped return as the sector languished during the first three quarters on concerns over rising interest rates. We increased our weighting in the fourth quarter as Financials began to outperform, and the timely change added to return for the year.

At year end, the Portfolio is positioned a little more defensively, with overweight positions in Energy and Materials. Our overweighting in Materials is due mainly to a position in Monsanto, which provides the Portfolio with a specialty play on the use of biotech in agriculture. We are also overweight Consumer Discretionary having added several hotel stocks to the Portfolio because we believe increased business travel will benefit the industry. We remain underweight in Financials due to the flattening yield curve and in Consumer Staples because of high valuations and slow earnings growth in the sector. We also like Utilities for their relatively high yields, and remain near market weight in other sectors.

Heading into 2006, we are moderately bullish on the U.S. economy. We expect to see high single-digit returns in the S&P 500 Index this year and believe there is currently some value in large cap stocks. While we believe sector weighting can be an important driver of overall Portfolio performance, we remain focused on individual stock selection and will continue to focus on companies with stable earnings growth, strong market share and pricing power. Our investment approach, which emphasizes long-term growth of capital and income, is designed to capture the long-term potential outperformance of large cap stocks with reduced volatility.

Large Cap Core Stock Portfolio

Large Cap Core Stock Portfolio

This chart assumes an initial investment of $10,000 made on 12/31/95. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Standard & Poor’s 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2005, the 500 companies in the composite had a median market capitalization of $11.3 billion and a total market value of $11.5 trillion. The S&P 500 represents approximately 58.2% of the market value of the Compustat’s database of about 9,400 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) Large Cap Core Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) greater than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Large-cap core funds have more latitude in the companies in which they invest. These funds typically have an average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P 500 Index. Source: Lipper, Inc.

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

Large Cap Core Stock Portfolio

Large Cap Core Stock Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,067.20	$2.27
Hypothetical (5% return before expenses)	$1,000.00	$1,022.70	$2.22

*	Expenses are equal to the Fund’s annualized expense ratio of 0.44%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Large Cap Core Stock Portfolio

Large Cap Core Stock Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary (12.4%)
Carnival Corp.	84,700	4,529
Federated Department Stores, Inc.	47,600	3,157
Fortune Brands, Inc.	60,000	4,681
Hilton Hotels Corp.	114,000	2,749
J. C. Penney Co., Inc.	117,100	6,512
Johnson Controls, Inc.	53,100	3,872
*Kohl’s Corp.	48,000	2,333
Lowe’s Companies, Inc.	39,200	2,613
News Corp. — Class A	317,200	4,932
NIKE, Inc. — Class B	41,300	3,584
Omnicom Group, Inc.	58,300	4,963
Staples, Inc.	199,800	4,537
Starwood Hotels & Resorts Worldwide, Inc.	88,700	5,664
Target Corp.	84,400	4,639
Time Warner, Inc.	140,400	2,449

Total		61,214

Consumer Staples (8.6%)
Altria Group, Inc.	140,600	10,507
CVS Corp.	196,900	5,202
The Hershey Co.	45,000	2,486
PepsiCo, Inc.	122,500	7,237
The Procter & Gamble Co.	151,162	8,749
Wal-Mart Stores, Inc.	79,600	3,725
Walgreen Co.	100,000	4,426

Total		42,332

Energy (9.3%)
BP PLC, ADR	74,700	4,797
ConocoPhillips	152,288	8,860
EOG Resources, Inc.	53,500	3,925
Exxon Mobil Corp.	186,300	10,465
Halliburton Co.	77,100	4,777
Kinder Morgan, Inc.	26,100	2,400
Noble Corp.	47,500	3,351
Schlumberger, Ltd.	27,600	2,681
Valero Energy Corp.	90,400	4,665

Total		45,921

Financials (17.9%)
American Express Co.	60,200	3,098
American International Group, Inc.	105,200	7,178
Bank of America Corp.	175,400	8,095
Capital One Financial Corp.	61,100	5,279
The Chubb Corp.	29,200	2,851
Citigroup, Inc.	116,000	5,629
Genworth Financial, Inc.	180,700	6,249
The Goldman Sachs Group, Inc.	40,000	5,108
JPMorgan Chase & Co.	140,996	5,596
Legg Mason, Inc.	36,100	4,321
Lehman Brothers Holdings, Inc.	46,100	5,909
Prudential Financial, Inc.	110,000	8,051

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000’s)

Financials continued
SLM Corp.	65,300	3,597
U.S. Bancorp	197,300	5,897
Wachovia Corp.	68,900	3,642
Wells Fargo & Co.	129,600	8,142

Total		88,642

Health Care (12.5%)
Abbott Laboratories	98,100	3,868
Aetna, Inc.	41,600	3,923
*Amgen, Inc.	69,400	5,473
*Caremark Rx, Inc.	107,300	5,557
Eli Lilly and Co.	93,700	5,302
*Fisher Scientific International, Inc.	74,500	4,609
*Genentech, Inc.	34,700	3,210
Johnson & Johnson	142,900	8,587
Medtronic, Inc.	108,600	6,252
*St. Jude Medical, Inc.	102,800	5,161
Teva Pharmaceutical Industries, Ltd., ADR	88,900	3,824
UnitedHealth Group, Inc.	97,000	6,028

Total		61,794

Industrials (11.6%)
American Standard Companies, Inc.	79,100	3,160
Canadian National Railway Co.	51,000	4,079
Danaher Corp.	74,000	4,128
Emerson Electric Co.	66,100	4,938
FedEx Corp.	50,600	5,232
General Electric Co.	480,100	16,827
Honeywell International, Inc.	89,790	3,345
ITT Industries, Inc.	16,600	1,707
Norfolk Southern Corp.	89,800	4,026
United Technologies Corp.	110,000	6,150
Waste Management, Inc.	121,000	3,672

Total		57,264

Information Technology (15.5%)
Accenture, Ltd. — Class A	172,100	4,969
*Affiliated Computer Services, Inc. — Class A	88,500	5,237
*Amdocs, Ltd.	131,000	3,603
*ASML Holding N.V.	133,700	2,685
*Broadcom Corp. — Class A	108,500	5,116
*Dell, Inc.	148,200	4,445
*Electronic Arts, Inc.	83,700	4,378
First Data Corp.	96,400	4,146
*Google, Inc. — Class A	9,000	3,734
Intel Corp.	98,300	2,454
International Business Machines Corp.	70,600	5,803
*Juniper Networks, Inc.	219,700	4,899
Maxim Integrated Products, Inc.	101,000	3,660
Microsoft Corp.	324,500	8,485
*Oracle Corp.	346,200	4,227

Large Cap Core Stock Portfolio

Large Cap Core Stock Portfolio

Common Stocks (98.3%)	Shares/ $ Par	Value $ (000’s)

Information Technology continued
QUALCOMM, Inc.	89,600	3,860
Texas Instruments, Inc.	75,600	2,424
*Yahoo!, Inc.	63,900	2,504

Total		76,629

Materials (3.5%)
Monsanto Co.	84,600	6,559
Praxair, Inc.	86,300	4,570
Temple-Inland, Inc.	93,800	4,207
Weyerhaeuser Co.	31,800	2,110

Total		17,446

Telecommunication Services (3.0%)
AT&T, Inc.	164,000	4,016
Sprint Nextel Corp.	362,176	8,461
Verizon Communications, Inc.	71,548	2,155

Total		14,632

Utilities (4.0%)
Duke Energy Corp.	160,200	4,398
Edison International	70,501	3,075
Exelon Corp.	64,300	3,417
PG&E Corp.	178,600	6,629
Questar Corp.	31,700	2,400

Total		19,919

Total Common Stocks (Cost: $388,133)		485,793

Money Market Investments (1.8%)	Shares/ $ Par	Value $ (000’s)

Federal Government & Agencies (0.1%)
Federal National Mortgage Association, 4.32%, 3/22/06	500,000	495

Total		495

Miscellaneous Business Credit Institutions (1.7%)
General Electric Capital, 3.95%, 1/3/06	8,300,000	8,299

Total		8,299

Total Money Market Investments (Cost: $8,793)		8,794

Total Investments (100.1%) (Cost $396,926)(a)		494,587

Other Assets, Less Liabilities (-0.1%)		(567)

Total Net Assets (100.0%)		494,020

*	Non-Income Producing

ADR after the name of a security represents — American Depository Receipt.

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $398,134 and the net unrealized appreciation of investments based on that cost was $96,453 which is comprised of $109,057 aggregate gross unrealized appreciation and $12,604 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements.

Large Cap Core Stock Portfolio

Capital Guardian Domestic Equity Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital and income	Invest in larger American companies that exhibit value characteristics relative to S&P 500 Index.	$274 million

The Capital Guardian Domestic Equity Portfolio seeks long-term growth of capital and income. The Portfolio seeks to meet this objective primarily by investing in equity securities of U.S. issuers and securities whose principal markets are in the U.S., including American Depository Receipts (ADRs) and other U.S. registered securities. The companies in which the Portfolio invests will generally have a market capitalization of $1 billion or more at the time of purchase. In selecting securities for purchase or sale, the Portfolio’s investment adviser attempts to keep the Portfolio’s assets invested in securities that exhibit one or more value characteristics relative to the market norms reflected in the S&P 500 Index. These value characteristics include below market price to earnings ratios, below market price to book ratios, and dividend yields that are equal to or above the market norms.

For the year ended December 31, 2005, the Capital Guardian Domestic Equity Portfolio returned 8.04%, outperforming the S&P 500 Index, which returned 4.91%. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) The average return for the Portfolio’s peer group, Multi-Cap Value Funds, was 6.27%, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency.

The Portfolio’s strong performance in 2005 can be attributed primarily to individual stock selection, particularly in the Energy, Health Care and Utilities sectors. Of the Portfolio’s top ten performing stocks for the year, three were energy-related: Unocal Corp., Transocean Inc., and Kinder Morgan Inc. Unocal, which has excellent exploration and production portfolios, was bought out by Chevron in 2005. The buyout, coupled with rising oil prices, resulted in an annual return of more than 50 percent for the stock. Transocean, the world’s largest offshore drilling company, also gained on rising energy prices. Kinder Morgan Inc., a gas delivery company, benefited from good management and strong demand.

Three of the Portfolio’s largest holdings were also among the top performers: Wellpoint Inc., a health benefits company, benefited as U.S. companies tried to reign in rising healthcare costs; Altria Group Inc., a consumer products company, did an excellent job of redeploying its cash flow and benefited from positive news on tobacco litigation; General Growth Properties, a real estate investment trust, continued to benefit from low interest rates and strong cash flow. Other top performing stocks included Hewlett Packard Co., Freescale Semiconductor, Hartford Financial Services, and Medco Health Solutions Co., each of which posted impressive gains for the year.

Sector weightings played a less important role in the Portfolio’s return, although a slightly overweight position in Energy helped performance, as Energy was the top performing sector for the year, gaining over 30 percent. A significant underweighting in the Consumer Discretionary sector also helped performance as that sector produced negative returns for the year.

Key detractors from the Portfolio’s performance included two stocks that we feel are good long-term holds. Kraft Foods, Inc., a subsidiary of Altria Group, lost ground during the year as commodity prices rose. We believe the outlook for the stock is good for 2006 and 2007 and the possibility of a spin off from Altria adds to the stock’s attractiveness. Verizon Communications also fared poorly for the year as the Telecommunications sector came under pressure. We believe the company’s long-term outlook is good.

As we head into 2006, equity valuations appear reasonable, long-term interest rates are low, and profits are healthy. Corporations have accumulated cash, and while some is being used to increase dividends and repurchase shares, some will likely be spent on capital investments and employment. Putting idle cash to work should improve the return on equity for many companies.

Capital Guardian Domestic Equity Portfolio

Capital Guardian Domestic Equity Portfolio

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the portfolio’s operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Standard & Poor’s 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2005, the 500 companies in the composite had a median market capitalization of $11.3 billion and a total market value of $11.5 trillion. The S&P 500 represents approximately 58.2% of the market value of the Compustat’s database of about 9,400 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) Multi Cap Value Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by portfolio practice, invest in a variety of market capitalization ranges without concentrating 75% of their equity assets in any one market capitalization range over an extended period of time. Multi-cap funds typically have between 25% to 75% of their assets invested in companies with market capitalizations (on a three-year weighted basis) above 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Multi-cap value funds typically have a below-average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P SuperComposite 1500 Index. Source: Lipper, Inc.

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

Capital Guardian Domestic Equity Portfolio

Capital Guardian Domestic Equity Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,069.70	$3.10
Hypothetical (5% return before expenses)	$1,000.00	$1,021.90	$3.03

*	Expenses are equal to the Fund’s annualized expense ratio of 0.60%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Capital Guardian Domestic Equity Portfolio

Capital Guardian Domestic Equity Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Common Stocks (94.7%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary (4.0%)
*AutoNation, Inc.	38,600	839
Carnival Corp.	23,000	1,230
Clear Channel Communications, Inc.	119,400	3,754
*Dollar Tree Stores, Inc.	41,800	1,001
Leggett & Platt, Inc.	91,200	2,094
McDonald’s Corp.	22,000	742
Starwood Hotels & Resorts Worldwide, Inc.	13,900	888
Time Warner, Inc.	29,900	521

Total		11,069

Consumer Staples (11.3%)
Altria Group, Inc.	119,200	8,908
Anheuser-Busch Companies, Inc.	39,300	1,688
Avon Products, Inc.	160,500	4,582
Campbell Soup Co.	126,300	3,760
General Mills, Inc.	40,500	1,997
Kraft Foods, Inc. — Class A	220,800	6,213
Unilever NV	54,800	3,763

Total		30,911

Energy (8.3%)
Anadarko Petroleum Corp.	14,100	1,336
Chevron Corp.	34,546	1,961
Exxon Mobil Corp.	54,700	3,072
Kinder Morgan, Inc.	44,700	4,110
Royal Dutch Shell PLC, ADR A	69,000	4,244
Royal Dutch Shell PLC, ADR B	62,728	4,048
*Transocean, Inc.	57,100	3,979

Total		22,750

Financials (26.8%)
American International Group, Inc.	62,400	4,258
*AmeriCredit Corp.	82,100	2,104
Assurant, Inc.	12,600	548
*Berkshire Hathaway, Inc.	20	1,772
Capital One Financial Corp.	40,500	3,499
The Chubb Corp.	18,500	1,807
Everest Re Group, Ltd.	9,800	983
Fifth Third Bancorp	94,500	3,565
General Growth Properties, Inc.	132,420	6,222
Golden West Financial Corp.	4,100	271
The Goldman Sachs Group, Inc.	11,100	1,418
The Hartford Financial Services Group, Inc.	65,600	5,634
Hudson City Bancorp, Inc.	418,700	5,075
IndyMac Bancorp, Inc.	68,600	2,677
JPMorgan Chase & Co.	297,288	11,800
Marsh & McLennan Companies, Inc.	62,100	1,972
RenaissanceRe Holdings, Ltd.	42,600	1,879
The St. Paul Travelers Companies, Inc.	22,923	1,024
Washington Mutual, Inc.	205,900	8,957

Common Stocks (94.7%)	Shares/ $ Par	Value $ (000’s)

Financials continued
Wells Fargo & Co.	96,000	6,032
XL Capital, Ltd. — Class A	31,500	2,122

Total		73,619

Health Care (9.2%)
AmerisourceBergen Corp.	97,800	4,049
AstraZeneca PLC, ADR	80,700	3,922
Eli Lilly and Co.	9,800	555
*Medco Health Solutions, Inc.	81,800	4,564
Merck & Co., Inc.	137,100	4,361
Pfizer, Inc.	45,100	1,052
*WellPoint, Inc.	83,000	6,622

Total		25,125

Industrials (14.2%)
*Allied Waste Industries, Inc.	203,200	1,776
Cooper Industries, Ltd. — Class A	80,700	5,891
Emerson Electric Co.	23,300	1,741
General Electric Co.	215,700	7,560
Goodrich Corp.	23,200	954
Hubbell, Inc. — Class B	25,800	1,164
Ingersoll-Rand Co., Ltd. — Class A	15,800	638
Siemens AG, ADR	21,900	1,874
Tyco International, Ltd.	181,000	5,224
Union Pacific Corp.	56,500	4,549
United Technologies Corp.	135,400	7,569

Total		38,940

Information Technology (7.6%)
*Affiliated Computer Services, Inc. — Class A	35,800	2,119
*Arrow Electronics, Inc.	9,100	291
*Fairchild Semiconductor International, Inc.	254,200	4,299
*Flextronics International, Ltd.	413,300	4,315
*Freescale Semiconductor, Inc. — Class A	155,700	3,922
Hewlett-Packard Co.	164,800	4,717
*International Rectifier Corp.	33,500	1,069

Total		20,732

Materials (4.9%)
Air Products and Chemicals, Inc.	41,200	2,439
Alcoa, Inc.	82,900	2,451
The Dow Chemical Co.	89,700	3,931
International Paper Co.	105,600	3,549
Methanex Corp.	50,900	954

Total		13,324

Telecommunication Services (5.4%)
AT&T, Inc.	172,500	4,225
BellSouth Corp.	59,500	1,612
Sprint Nextel Corp.	230,600	5,387
Verizon Communications, Inc.	119,200	3,590

Total		14,814

Capital Guardian Domestic Equity Portfolio

Capital Guardian Domestic Equity Portfolio

Common Stocks (94.7%)	Shares/ $ Par	Value $ (000’s)

Utilities (3.0%)
Duke Energy Corp.	104,500	2,869
Equitable Resources, Inc.	37,500	1,376
Exelon Corp.	24,900	1,323
MDU Resources Group, Inc.	38,800	1,270
Pinnacle West Capital Corp.	31,600	1,307

Total		8,145

Total Common Stocks (Cost: $227,524)		259,429

Money Market Investments (5.2%)

Federal Government & Agencies (4.9%)
Federal Home Loan Bank Discount Corp., 3.30%, 1/3/06	13,500,000	13,497

Total		13,497

Money Market Investments (5.2%)	Shares/ $ Par	Value $ (000’s)

Miscellaneous Business Credit Institutions (0.3%)
General Electric Capital, 3.95%, 1/3/06	700,000	700

Total		700

Total Money Market Investments (Cost: $14,197)		14,197

Total Investments (99.9%) (Cost $241,721)(a)		273,626

Other Assets, Less Liabilities (0.1%)		308

Total Net Assets (100.0%)		273,934

*	Non-Income Producing

ADR after the name of a security represents — American Depository Receipt.

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $242,126 and the net unrealized appreciation of investments based on that cost was $31,500 which is comprised of $38,597 aggregate gross unrealized appreciation and $7,097 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements.

Capital Guardian Domestic Equity Portfolio

T. Rowe Price Equity Income Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital and income	Invest in the equity securities of established companies.	$133 million

The objective of the T. Rowe Price Equity Income Portfolio is long-term growth of capital and income. Management seeks to achieve this objective mainly through investment in the stocks of well-established companies paying above-average dividends. A value approach is used in selecting investments, with an effort made to identify companies that appear to be undervalued by various measures but have good prospects for capital appreciation and dividend growth. Management looks for characteristics such as an established operating history, above-average dividend yield, a low price/earnings ratio, sound financial condition, and a low stock price relative to a company’s underlying value.

The widely followed Dow Jones Industrial Average was essentially flat in 2005, while most of the other major indices posted modest gains. Energy dominated the equity markets in 2005 with a powerful advance, and Utilities was the only other sector to provide a double-digit return. Consumer Discretionary and Telecommunications Services were the worst sectors over the year, affected by a weak auto sector and competition from wireless companies, respectively.

The Portfolio delivered a moderate return of 4.19% for 2005 compared to a 4.91% return on the S&P 500 Index. Performance lagged the Index due primarily to an overweighting in the weak Consumer Discretionary sector, particularly media, along with poor stock selection within that group. New York Times, Comcast, Tribune, and Dow Jones were four of the Portfolio’s top ten detractors from performance over the year. We remain sanguine on the group, however, and believe it will provide significant value in the long term based on the unique content these companies provide. Also of note in the Consumer Discretionary sector is Eastman Kodak, one of the top five detractors from performance. Eastman Kodak suffered from disappointing growth in its digital products business and declining sales in its traditional film business, prompting the rating agencies to cut the company’s unsecured debt to junk status. Other areas of disappointment were Materials and Chemicals where International Paper and International Flavors & Fragrance, respectively, hindered results.

Positive contributors to performance in 2005 included Information Technology, the Portfolio’s best relative contributor, primarily as a result of stock selection. Within computers and peripherals, Hewlett-Packard was a major relative contributor and the second-largest absolute contributor, driven by solid earnings and revenues. IBM also had a strong impact on relative performance due in part to a timely purchase. Within the Communications Equipment sector, Motorola and Nokia were beneficial, the former benefiting from new high-end cell phone products and a stock repurchase program, and the latter from strong global demand for handsets and an increase in market share. We have been taking profits in Hewlett-Packard, Texas Instruments, and other stocks that have done well and reinvesting the proceeds in strong companies with relatively low valuations such as Cisco Systems.

The industrials and business services sector was another significant contributor to the Portfolio’s relative return in 2005. Our industrial conglomerate holdings did well, and an overweight in roads and rails also aided results. Railroad stock Union Pacific was one of the five largest contributors to overall performance, thanks to stronger yields and gains from real estate sales.

Corporations are enjoying strong profits and cash flow, which together provide the incentive for new corporate investments. We believe earnings will continue to grow in 2006, although at a more moderate pace due to lower consumer spending, reflecting higher energy prices and mortgage rates.

Globalization, competition, and high productivity growth are restraining inflation, which reduces pressure on the Federal Reserve to raise short-term rates much higher. Our worst case scenario calls for moderate stock market gains during the next twelve months, although significant corporate liquidity could set the stage for better performance than we saw in 2005. We expect companies to increase their dividend payments in 2006 and merger and acquisition activity to remain robust, which could provide additional ballast for stocks. As always, we will focus on reasonably valued stocks with relatively high dividend yields in our ongoing effort to provide value for our investors.

T. Rowe Price Equity Income Portfolio

T. Rowe Price Equity Income Portfolio

This chart assumes an initial investment of $10,000 made on 5/1/03 (commencement of the Portfolio’s operations). Returns shown reflect fee waivers, deductions for management and other portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Standard & Poor’s 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2005, the 500 companies in the composite had a median market capitalization of $11.3 billion and a total market value of $11.5 trillion. The S&P 500 represents approximately 58.2% of the market value of the Compustat’s database of about 9,400 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) Equity Income Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing primarily in dividend-paying equity securities. These funds’ gross or net yield must be at least 125% of the average gross or net yield of the U.S. diversified equity fund universe. Source: Lipper, Inc.

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

T. Rowe Price Equity Income Portfolio

T. Rowe Price Equity Income Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,045.30	$3.48
Hypothetical (5% return before expenses)	$1,000.00	$1,021.50	$3.44

*	Expenses are equal to the Fund’s annualized expense ratio of 0.68%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

T. Rowe Price Equity Income Portfolio

T. Rowe Price Equity Income Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Common Stocks (95.3%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary (14.0%)
*Cablevision Systems Corp.	9,700	228
*Comcast Corp. — Class A	46,100	1,197
Dow Jones & Co., Inc.	28,600	1,015
Eastman Kodak Co.	36,100	845
*Echostar Communications Corp.	17,500	475
Ford Motor Co.	32,300	249
Fortune Brands, Inc.	10,700	835
Genuine Parts Co.	18,400	808
The Home Depot, Inc.	17,800	721
Knight-Ridder, Inc.	13,300	842
Mattel, Inc.	63,600	1,006
McDonald’s Corp.	22,900	772
The New York Times Co. — Class A	51,400	1,360
Newell Rubbermaid, Inc.	50,700	1,206
RadioShack Corp.	23,400	492
Sony Corp.	20,000	816
Time Warner, Inc.	94,500	1,648
Tribune Co.	41,700	1,262
Viacom, Inc. — Class B	53,500	1,743
The Walt Disney Co.	45,700	1,095

Total		18,615

Consumer Staples (9.3%)
Anheuser-Busch Companies, Inc.	38,600	1,658
Avon Products, Inc.	35,200	1,005
Campbell Soup Co.	30,900	920
The Coca-Cola Co.	39,200	1,580
Colgate-Palmolive Co.	31,000	1,701
ConAgra Foods, Inc.	5,900	120
General Mills, Inc.	24,400	1,203
Kimberly-Clark Corp.	13,300	793
McCormick & Co., Inc.	17,700	547
SYSCO Corp.	11,100	345
Unilever NV	4,600	316
UST, Inc.	13,800	563
Wal-Mart Stores, Inc.	35,000	1,638

Total		12,389

Energy (8.2%)
Amerada Hess Corp.	11,900	1,509
Anadarko Petroleum Corp.	10,900	1,033
BP PLC, ADR	18,000	1,156
Chevron Corp.	39,600	2,248
Exxon Mobil Corp.	39,500	2,219
Royal Dutch Shell PLC, ADR A	31,500	1,937
Schlumberger, Ltd.	8,300	806

Total		10,908

Financials (19.5%)
American Express Co.	9,200	473
American International Group, Inc.	16,100	1,099
Ameriprise Financial, Inc.	4,940	203
Bank of America Corp.	23,600	1,089
Bank of Ireland, ADR	8,000	506

Common Stocks (95.3%)	Shares/ $ Par	Value $ (000’s)

Financials continued
The Charles Schwab Corp.	91,500	1,342
The Chubb Corp.	9,100	889
Citigroup, Inc.	14,200	689
Fannie Mae	12,600	615
Fifth Third Bancorp	32,200	1,215
Janus Capital Group, Inc.	17,700	330
JPMorgan Chase & Co.	76,488	3,035
Lincoln National Corp.	20,776	1,102
Marsh & McLennan Companies, Inc.	74,000	2,350
Mellon Financial Corp.	40,200	1,377
Mercantile Bankshares Corp.	9,000	508
Morgan Stanley	32,300	1,833
National City Corp.	14,800	497
Northern Trust Corp.	7,600	394
SAFECO Corp.	10,300	582
Simon Property Group, Inc.	8,400	644
The St. Paul Travelers Companies, Inc.	24,627	1,100
State Street Corp.	23,900	1,325
SunTrust Banks, Inc.	14,700	1,070
UnumProvident Corp.	43,200	983
Wells Fargo & Co.	7,800	490
Wilmington Trust Corp.	1,900	74

Total		25,814

Health Care (8.7%)
Abbott Laboratories	21,200	836
Baxter International, Inc.	19,800	745
*Boston Scientific Corp.	26,200	642
Bristol-Myers Squibb Co.	53,000	1,218
Eli Lilly and Co.	13,000	736
Johnson & Johnson	24,400	1,466
*MedImmune, Inc.	23,800	833
Merck & Co., Inc.	56,000	1,782
Pfizer, Inc.	44,800	1,045
Schering-Plough Corp.	40,100	836
Wyeth	32,000	1,474

Total		11,613

Industrials (13.0%)
Avery Dennison Corp.	19,500	1,078
Cendant Corp.	24,800	428
Cooper Industries, Ltd. — Class A	14,500	1,059
Deere & Co.	22,800	1,553
Eaton Corp.	8,200	550
General Electric Co.	97,600	3,420
Honeywell International, Inc.	46,900	1,747
Lockheed Martin Corp.	19,100	1,215
Norfolk Southern Corp.	19,300	865
Pall Corp.	29,900	803
Raytheon Co.	27,100	1,088
Tyco International, Ltd.	16,000	462
Union Pacific Corp.	25,100	2,021
Waste Management, Inc.	34,000	1,032

Total		17,321

T. Rowe Price Equity Income Portfolio

T. Rowe Price Equity Income Portfolio

Common Stocks (95.3%)	Shares/ $ Par	Value $ (000’s)

Information Technology (7.6%)
Analog Devices, Inc.	24,500	879
*Cisco Systems, Inc.	48,000	822
Hewlett-Packard Co.	41,800	1,197
Intel Corp.	30,900	771
International Business Machines Corp.	21,000	1,725
*Lucent Technologies, Inc.	78,100	208
Microsoft Corp.	64,700	1,692
Motorola, Inc.	48,500	1,096
Nokia OYJ, ADR	49,200	900
Texas Instruments, Inc.	24,400	783

Total		10,073

Materials (5.5%)
Alcoa, Inc.	30,900	914
Chemtura Corp.	21,199	269
E. I. du Pont de Nemours and Co.	29,100	1,237
*Hercules, Inc.	24,300	275
Inco, Ltd.	5,900	257
International Flavors & Fragrances, Inc.	26,300	881
International Paper Co.	65,200	2,191
MeadWestvaco Corp.	19,600	549
Vulcan Materials Co.	11,500	779

Total		7,352

Telecommunication Services (5.5%)
ALLTEL Corp.	21,200	1,338
AT&T, Inc.	76,735	1,879
*Qwest Communications International, Inc.	200,500	1,133
Sprint Nextel Corp.	55,400	1,294
Telus Corp.	12,900	519
Verizon Communications, Inc.	37,800	1,139

Total		7,302

Utilities (4.0%)
Duke Energy Corp.	46,600	1,279
FirstEnergy Corp.	15,700	769
NiSource, Inc.	55,200	1,151
Pinnacle West Capital Corp.	4,500	186
Progress Energy, Inc.	22,700	997
TECO Energy, Inc.	13,600	234
Xcel Energy, Inc.	40,300	744

Total		5,360

Total Common Stocks (Cost: $115,076)		126,747

Convertible Corporate Bonds (0.1%)	Shares/ $ Par	Value $ (000’s)

Telephone and Telegraph Apparatus (0.1%)
Lucent Technologies, 8.00%, 8/1/31	165,000	167

Total Convertible Corporate Bonds (Cost: $158)		167

Preferred Stocks (0.2%)

Financials (0.2%)
Unumprovident Corp.	5,900	208

Total Preferred Stocks (Cost: $148)		208

Money Market Investments (4.2%)

Other Holdings (4.2%)
Reserve Investment Fund	5,518,587	5,519

Total Money Market Investments (Cost: $5,519)		5,519

Total Investments (99.8%) (Cost $120,901)(a)		132,641

Other Assets, Less Liabilities (0.2%)		282

Total Net Assets (100.0%)		132,923

*	Non-Income Producing

ADR after the name of a security represents — American Depository Receipt.

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $120,913 and the net unrealized appreciation of investments based on that cost was $11,728 which is comprised of $15,736 aggregate gross unrealized appreciation and $4,008 aggregate gross unrealized depreciation.

The Accompanying Notes are an Integral Part of the Financial Statements.

T. Rowe Price Equity Income Portfolio

Index 500 Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term capital appreciation through cost-effective participation in broad market performance	Invest in a portfolio designed to approximate the composition and returns of the S&P 500 Index.	$1.9 billion

The Index 500 Stock Portfolio seeks investment results that approximate the performance of the Standard & Poor’s 500 Composite Stock Price Index. The S&P 500® Index is composed of 500 common stocks representing approximately three-fourths of the total market value of all publicly traded common stocks in the United States. The Portfolio’s strategy is to capture broad market performance by investing in a portfolio modeled after a broadly based stock index. The Portfolio invests in stocks included in the S&P 500 Index in proportion to their weightings in the Index, and may buy or sell securities after announced changes in the Index but before or after the effective date of the changes to attempt to achieve higher correlation with the Index. The Index 500 Stock Portfolio is not managed in the traditional sense using economic, financial and market analysis. A computer program is used to determine which stocks are to be purchased or sold to achieve the Portfolio’s objective. Therefore, the Portfolio remains neutral relative to the benchmarks in terms of economic sectors, market capitalization, and the growth and value styles of investing. The Portfolio will, to the extent feasible, remain fully invested, and may purchase Index futures contracts in amounts approximating the cash held in the Index.

For the year ended December 31, 2005, the Portfolio had a total return of 4.72%, slightly lagging the S&P 500 Index, which returned 4.91%. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) Portfolio performance slightly lagged the S&P 500 Index due to transaction costs, administrative expenses, cash flow effects and holdings of stock index futures contracts. The average return for the Portfolio’s peer group, S&P Index 500 Objective Funds, was 4.52% for the twelve months ended December 31, 2005, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency.

The U.S. stock market advanced overall for the third consecutive year in 2005, though returns were lower than in the previous two years. Despite rising oil prices, higher short-term interest rates, and two devastating Gulf Coast hurricanes, stocks rallied thanks to solid economic growth, brisk merger activity, and better-than-expected corporate earnings. Stocks were positive overall in 2005, but mid-cap stocks were the clear winners, returning 12.56% as measured by the S&P MidCap 400 Index. Small-cap stocks gained 7.68%, as measured by the S&P SmallCap 600 Index, while the broader stock market returned 4.91%, as measured by the S&P 500 Index.

For 2005, returns within the ten of the sectors of the S&P 500 Index varied widely. Energy and Utilities were the best performing sectors, gaining 31.26% and 16.69%, respectively. Energy benefited from rising oil and natural gas prices as well as from continued strong demand worldwide, especially from China. Utilities benefited from exposure to the transmission and production segments of the Energy sector, as well as from falling long-term interest rates. Other sectors that performed well included Health Care (up 6.42%) and Financials (up 6.38%). Other sectors that produced positive, though lower, gains included Materials (up 4.36%), Consumer Staples (up 3.50%), Industrials (up 2.23%) and Information Technology (up 0.96%). Consumer Discretionary lost ground this year (-6.42%) on concerns that rising energy costs would hurt consumer spending, and Telecommunication Services was negative for the year (-5.59%) as competition increased from non-traditional suppliers such as satellite companies and cable and wireless companies.

As we seek to track the performance and weightings of stocks in the S&P 500 Index, we make changes in the Portfolio’s holdings as the Index changes. Such changes occur as companies go public or private, merge, divest or have major changes in market capitalization. Additionally, Standard & Poor’s adjusts the Index to better reflect the companies that are most representative of the composition of the U.S. economy. During 2005, there were 20 companies added to the Index. Those added during the fourth quarter were Whole Foods Market, Viacom, Inc. (new), CBS Corp., E.W. Scripps, Genworth Financial Inc., Amazon.com, Patterson Cos. Inc. and Lennar Corp. There were also 20 companies eliminated from the Index during the year. During the fourth quarter of 2005, the stocks eliminated were MBNA Corp., Visteon Corp., Viacom, Inc. (old), Georgia-Pacific Group, Calpine Corp., AT&T Corp. and Delphi Corp.

Heading into 2006, we believe that large capitalization companies are attractively valued versus mid- and small-cap stocks, as they have underperformed those segments of the market for several years. Price-to-earnings ratios of large caps are down and profit margins have expanded to historically high levels. During 2005, earnings for large caps decelerated, but companies in this asset class have done a good job of controlling costs, leading to modest revenue gains for the year. Large-cap companies are currently sitting on substantial amounts of cash, with which they could increase dividends to shareholders, buy back shares and/or make acquisitions. Any of those scenarios would be positive for investors in this segment of the market.

Index 500 Stock Portfolio

Index 500 Stock Portfolio

This chart assumes an initial investment of $10,000 made on 12/31/95. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Indices are unmanaged, cannot be invested in directly and do not include expenses or sales charges.

The Standard & Poor’s 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2005, the 500 companies in the composite had a median market capitalization of $11.3 billion and a total market value of $11.5 trillion. The S&P 500 represents approximately 58.2% of the market value of the Compustat’s database of about 9,400 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) S&P 500 Index Objective Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that are passively managed and commit by prospectus language to replicate the performance of the S&P 500 Index, including reinvested dividends. In addition, S&P 500 Index funds have limited expenses (advisor fee no higher than 0.50%). Source: Lipper, Inc.

“Standard & Poor’s®”, “S&P®”, “S&P MidCap 400 Index”, “Standard & Poor’s MidCap 400 Index”, “S&P 500” and “Standard & Poor’s 500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor’s, and Standard & Poor’s makes no representation regarding the advisability of investing in the funds.

Sector Allocation is based on equities.

Sector Allocation and Top 10 Holdings are subject to change.

Index 500 Stock Portfolio

Index 500 Stock Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,056.50	$1.03
Hypothetical (5% return before expenses)	$1,000.00	$1,023.90	$1.01

*	Expenses are equal to the Fund’s annualized expense ratio of 0.20%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Index 500 Stock Portfolio

Index 500 Stock Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Common Stocks (98.4%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary (10.7%)
*Amazon.com, Inc.	51,100	2,409
*Apollo Group, Inc. — Class A	24,200	1,463
*AutoNation, Inc.	30,200	656
*AutoZone, Inc.	9,225	846
*Bed Bath & Beyond, Inc.	49,400	1,786
Best Buy Co., Inc.	68,075	2,960
*Big Lots, Inc.	18,900	227
The Black & Decker Corp.	13,100	1,139
Brunswick Corp.	16,100	655
Carnival Corp.	72,109	3,856
*CCE Spinco, Inc.	11,281	148
Centex Corp.	21,300	1,523
Circuit City Stores, Inc.	26,100	590
Clear Channel Communications, Inc.	90,050	2,832
*Coach, Inc.	63,300	2,110
*Comcast Corp. — Class A	361,670	9,389
Cooper Tire & Rubber Co.	10,200	156
D.R. Horton, Inc.	45,300	1,619
Dana Corp.	25,050	180
Darden Restaurants, Inc.	21,850	850
Dillard’s, Inc. — Class A	10,264	255
Dollar General Corp.	52,748	1,006
Dow Jones & Co., Inc.	9,820	349
The E.W. Scripps Co. — Class A	14,200	682
Eastman Kodak Co.	47,783	1,118
*eBay, Inc.	190,400	8,235
Family Dollar Stores, Inc.	25,800	640
Federated Department Stores, Inc.	45,323	3,006
Ford Motor Co.	309,394	2,389
Fortune Brands, Inc.	24,367	1,901
Gannett Co., Inc.	39,950	2,420
The Gap, Inc.	95,575	1,686
General Motors Corp.	94,227	1,830
Genuine Parts Co.	28,900	1,269
*The Goodyear Tire & Rubber Co.	29,300	509
H&R Block, Inc.	54,600	1,340
Harley-Davidson, Inc.	45,700	2,353
Harrah’s Entertainment, Inc.	30,650	2,185
Hasbro, Inc.	29,725	600
Hilton Hotels Corp.	54,650	1,318
The Home Depot, Inc.	353,794	14,323
International Game Technology	56,100	1,727
*The Interpublic Group of Companies, Inc.	71,700	692
J. C. Penney Co., Inc.	38,650	2,149
Johnson Controls, Inc.	32,100	2,340
Jones Apparel Group, Inc.	19,500	599
KB HOME	13,000	945
Knight-Ridder, Inc.	11,550	731
*Kohl’s Corp.	57,467	2,793
Leggett & Platt, Inc.	30,633	703
Lennar Corp. — Class A	22,900	1,397
Limited Brands, Inc.	57,987	1,296

Common Stocks (98.4%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary continued
Liz Claiborne, Inc.	17,800	638
Lowe’s Companies, Inc.	130,250	8,682
Marriott International, Inc. — Class A	27,400	1,835
Mattel, Inc.	67,288	1,064
Maytag Corp.	13,333	251
McDonald’s Corp.	209,578	7,067
The McGraw-Hill Companies, Inc.	62,420	3,223
Meredith Corp.	7,000	366
The New York Times Co. — Class A	24,170	639
Newell Rubbermaid, Inc.	45,892	1,091
News Corp. — Class A	405,300	6,302
NIKE, Inc. — Class B	31,700	2,751
Nordstrom, Inc.	36,434	1,363
*Office Depot, Inc.	51,457	1,616
OfficeMax, Inc.	11,800	299
Omnicom Group, Inc.	30,000	2,554
Pulte Homes, Inc.	35,700	1,405
RadioShack Corp.	22,400	471
Reebok International, Ltd.	8,800	512
*Sears Holdings Corp.	16,580	1,915
The Sherwin-Williams Co.	18,713	850
Snap-on, Inc.	9,617	361
The Stanley Works	12,150	584
Staples, Inc.	121,850	2,767
*Starbucks Corp.	128,000	3,841
Starwood Hotels & Resorts Worldwide, Inc.	36,500	2,331
Target Corp.	146,457	8,051
Tiffany & Co.	23,667	906
Time Warner, Inc.	776,600	13,544
The TJX Companies, Inc.	76,700	1,782
Tribune Co.	43,636	1,320
*Univision Communications, Inc. — Class A	37,200	1,093
VF Corp.	14,857	822
Viacom, Inc. — Class B	257,448	8,393
*Visteon Corp.	21,383	134
The Walt Disney Co.	320,357	7,679
Wendy’s International, Inc.	19,350	1,069
Whirlpool Corp.	11,250	942
Yum! Brands, Inc.	47,180	2,212

Total		202,905

Consumer Staples (9.3%)
Alberto-Culver Co.	12,550	574
Albertson’s, Inc.	61,454	1,312
Altria Group, Inc.	346,822	25,914
Anheuser-Busch Companies, Inc.	129,349	5,557
Archer-Daniels-Midland Co.	108,803	2,683
Avon Products, Inc.	76,300	2,178
Brown-Forman Corp. — Class B	13,818	958
Campbell Soup Co.	31,022	924
The Clorox Co.	25,150	1,431

Index 500 Stock Portfolio

Index 500 Stock Portfolio

Common Stocks (98.4%)	Shares/ $ Par	Value $ (000’s)

Consumer Staples continued
The Coca-Cola Co.	344,775	13,898
Coca-Cola Enterprises, Inc.	50,500	968
Colgate-Palmolive Co.	86,322	4,735
ConAgra Foods, Inc.	86,467	1,754
*Constellation Brands, Inc. — Class A	32,800	860
Costco Wholesale Corp.	78,664	3,892
CVS Corp.	135,634	3,583
General Mills, Inc.	59,167	2,918
H.J. Heinz Co.	55,717	1,879
The Hershey Co.	30,200	1,669
Kellogg Co.	42,757	1,848
Kimberly-Clark Corp.	77,856	4,644
*The Kroger Co.	120,705	2,279
McCormick & Co., Inc.	22,300	690
Molson Coors Brewing Co.	9,400	630
The Pepsi Bottling Group, Inc.	22,800	652
PepsiCo, Inc.	276,330	16,326
The Procter & Gamble Co.	558,264	32,311
Reynolds American, Inc.	14,200	1,354
Safeway, Inc.	74,800	1,770
Sara Lee Corp.	126,535	2,392
SUPERVALU, Inc.	22,650	736
SYSCO Corp.	103,325	3,208
Tyson Foods, Inc. — Class A	41,800	715
UST, Inc.	27,267	1,113
Wal-Mart Stores, Inc.	416,100	19,472
Walgreen Co.	168,546	7,460
Wm. Wrigley Jr. Co.	29,867	1,986

Total		177,273

Energy (9.2%)
Amerada Hess Corp.	13,300	1,687
Anadarko Petroleum Corp.	39,462	3,739
Apache Corp.	54,846	3,758
Baker Hughes, Inc.	56,930	3,460
BJ Services Co.	53,700	1,969
Burlington Resources, Inc.	62,966	5,428
Chevron Corp.	373,914	21,227
ConocoPhillips	231,120	13,447
Devon Energy Corp.	74,000	4,628
El Paso Corp.	109,671	1,334
EOG Resources, Inc.	40,220	2,951
Exxon Mobil Corp.	1,036,356	58,213
Halliburton Co.	85,369	5,289
Kerr-McGee Corp.	19,286	1,752
Kinder Morgan, Inc.	17,567	1,615
Marathon Oil Corp.	61,033	3,721
Murphy Oil Corp.	27,500	1,485
*Nabors Industries, Ltd.	26,350	1,996
*National-Oilwell Varco, Inc.	29,000	1,818
Noble Corp.	22,850	1,612
Occidental Petroleum Corp.	66,920	5,346
Rowan Companies, Inc.	18,250	650
Schlumberger, Ltd.	98,067	9,527
Sunoco, Inc.	22,700	1,779
*Transocean, Inc.	54,951	3,830
Valero Energy Corp.	102,700	5,299

Common Stocks (98.4%)	Shares/ $ Par	Value $ (000’s)

Energy continued
*Weatherford International, Ltd.	57,900	2,096
The Williams Companies, Inc.	95,400	2,210
XTO Energy, Inc.	60,499	2,658

Total		174,524

Financials (20.9%)
ACE, Ltd.	53,700	2,870
AFLAC, Inc.	83,350	3,869
The Allstate Corp.	108,028	5,841
Ambac Financial Group, Inc.	17,500	1,349
American Express Co.	206,775	10,641
American International Group, Inc.	432,330	29,498
Ameriprise Financial, Inc.	40,955	1,679
AmSouth Bancorporation	58,055	1,522
Aon Corp.	53,300	1,916
Apartment Investment & Management Co. — Class A	15,900	602
Archstone-Smith Trust	35,300	1,479
Bank of America Corp.	668,872	30,868
The Bank of New York Co., Inc.	128,253	4,085
BB&T Corp.	90,300	3,784
The Bear Stearns Companies, Inc.	18,895	2,183
Capital One Financial Corp.	49,900	4,311
The Charles Schwab Corp.	171,839	2,521
The Chubb Corp.	33,250	3,247
Cincinnati Financial Corp.	29,075	1,299
CIT Group, Inc.	33,300	1,724
Citigroup, Inc.	842,648	40,894
Comerica, Inc.	27,550	1,564
Compass Bancshares, Inc.	20,700	1,000
Countrywide Financial Corp.	99,500	3,402
*E*TRADE Financial Corp.	68,100	1,421
Equity Office Properties Trust	67,700	2,053
Equity Residential	48,000	1,878
Fannie Mae	161,248	7,871
Federated Investors, Inc. — Class B	14,100	522
Fifth Third Bancorp	92,434	3,487
First Horizon National Corp.	21,000	807
Franklin Resources, Inc.	24,750	2,327
Freddie Mac	115,086	7,521
Genworth Financial, Inc.	62,700	2,168
Golden West Financial Corp.	42,400	2,798
The Goldman Sachs Group, Inc.	75,100	9,591
The Hartford Financial Services Group, Inc.	50,050	4,299
Huntington Bancshares, Inc.	38,042	903
Janus Capital Group, Inc.	35,929	669
Jefferson-Pilot Corp.	22,334	1,271
JPMorgan Chase & Co.	582,797	23,131
KeyCorp	67,875	2,235
Lehman Brothers Holdings, Inc.	44,622	5,719
Lincoln National Corp.	28,840	1,529
Loews Corp.	22,567	2,140
M&T Bank Corp.	13,300	1,450
Marsh & McLennan Companies, Inc.	90,680	2,880
Marshall & Ilsley Corp.	34,800	1,498
MBIA, Inc.	22,350	1,345

Index 500 Stock Portfolio

Index 500 Stock Portfolio

Common Stocks (98.4%)	Shares/ $ Par	Value $ (000’s)

Financials continued
MBNA Corp.	209,015	5,675
Mellon Financial Corp.	69,668	2,386
Merrill Lynch & Co., Inc.	153,100	10,369
MetLife, Inc.	126,136	6,181
MGIC Investment Corp.	15,100	994
Moody’s Corp.	41,350	2,540
Morgan Stanley	179,513	10,186
National City Corp.	91,797	3,082
North Fork Bancorporation, Inc.	79,250	2,168
Northern Trust Corp.	30,850	1,599
Plum Creek Timber Co., Inc.	30,600	1,103
PNC Financial Services Group, Inc.	48,667	3,009
Principal Financial Group, Inc.	46,700	2,215
The Progressive Corp.	32,900	3,842
ProLogis	40,600	1,897
Prudential Financial, Inc.	84,100	6,155
Public Storage, Inc.	13,800	935
Regions Financial Corp.	76,230	2,604
SAFECO Corp.	20,550	1,161
Simon Property Group, Inc.	31,100	2,383
SLM Corp.	69,542	3,831
Sovereign Bancorp, Inc.	59,500	1,286
The St. Paul Travelers Companies, Inc.	115,310	5,151
State Street Corp.	54,600	3,027
SunTrust Banks, Inc.	60,233	4,383
Synovus Financial Corp.	52,050	1,406
T. Rowe Price Group, Inc.	21,800	1,570
Torchmark Corp.	17,250	959
U.S. Bancorp	302,521	9,042
UnumProvident Corp.	49,631	1,129
Vornado Realty Trust	19,700	1,644
Wachovia Corp.	258,757	13,678
Washington Mutual, Inc.	164,354	7,149
Wells Fargo & Co.	278,480	17,497
XL Capital, Ltd. — Class A	29,000	1,954
Zions Bancorporation	17,400	1,315

Total		399,166

Health Care (13.1%)
Abbott Laboratories	258,350	10,187
Aetna, Inc.	47,654	4,494
Allergan, Inc.	21,967	2,372
AmerisourceBergen Corp.	34,800	1,441
*Amgen, Inc.	205,617	16,214
Applera Corp. — Applied Biosystems Group	31,333	832
Bausch & Lomb, Inc.	9,000	611
Baxter International, Inc.	103,900	3,912
Becton, Dickinson and Co.	41,950	2,520
*Biogen Idec, Inc.	56,490	2,561
Biomet, Inc.	41,445	1,516
*Boston Scientific Corp.	98,272	2,407
Bristol-Myers Squibb Co.	325,908	7,489
C. R. Bard, Inc.	17,500	1,154
Cardinal Health, Inc.	71,325	4,904
*Caremark Rx, Inc.	74,900	3,879
*Chiron Corp.	18,222	810

Common Stocks (98.4%)	Shares/ $ Par	Value $ (000’s)

Health Care continued
CIGNA Corp.	20,929	2,338
*Coventry Health Care, Inc.	27,100	1,544
Eli Lilly and Co.	189,306	10,713
*Express Scripts, Inc.	24,300	2,036
*Fisher Scientific International, Inc.	20,400	1,262
*Forest Laboratories, Inc.	56,266	2,289
*Genzyme Corp.	43,000	3,044
*Gilead Sciences, Inc.	76,300	4,016
Guidant Corp.	55,288	3,580
HCA, Inc.	70,611	3,566
Health Management Associates, Inc. — Class A	41,100	903
*Hospira, Inc.	26,765	1,145
*Humana, Inc.	27,100	1,472
IMS Health, Inc.	38,567	961
Johnson & Johnson	495,537	29,781
*King Pharmaceuticals, Inc.	40,166	680
*Laboratory Corp. of America Holdings	22,100	1,190
Manor Care, Inc.	13,200	525
McKesson Corp.	51,205	2,642
*Medco Health Solutions, Inc.	51,272	2,861
*MedImmune, Inc.	41,000	1,436
Medtronic, Inc.	201,500	11,600
Merck & Co., Inc.	364,220	11,586
*Millipore Corp.	8,700	575
Mylan Laboratories, Inc.	36,400	727
*Patterson Companies, Inc.	23,000	768
PerkinElmer, Inc.	21,700	511
Pfizer, Inc.	1,227,734	28,630
Quest Diagnostics, Inc.	27,600	1,421
Schering-Plough Corp.	246,150	5,132
*St. Jude Medical, Inc.	61,100	3,067
Stryker Corp.	48,600	2,159
*Tenet Healthcare Corp.	77,950	597
*Thermo Electron Corp.	27,000	814
UnitedHealth Group, Inc.	211,044	13,113
*Waters Corp.	18,400	696
*Watson Pharmaceuticals, Inc.	16,900	549
*WellPoint, Inc.	102,600	8,186
Wyeth	223,529	10,298
*Zimmer Holdings, Inc.	41,237	2,781

Total		248,497

Industrials (11.2%)
3M Co.	126,576	9,811
*Allied Waste Industries, Inc.	36,250	317
American Power Conversion Corp.	28,650	630
American Standard Companies, Inc.	30,400	1,214
Avery Dennison Corp.	18,350	1,014
The Boeing Co.	134,476	9,446
Burlington Northern Santa Fe Corp.	62,185	4,404
Caterpillar, Inc.	113,276	6,544
Cendant Corp.	170,633	2,943
Cintas Corp.	22,933	944
Cooper Industries, Ltd. — Class A	15,300	1,117
CSX Corp.	36,150	1,835
Cummins, Inc.	7,800	700

Index 500 Stock Portfolio

Index 500 Stock Portfolio

Common Stocks (98.4%)	Shares/ $ Par	Value $ (000’s)

Industrials continued
Danaher Corp.	39,500	2,203
Deere & Co.	40,160	2,735
Dover Corp.	33,767	1,367
Eaton Corp.	24,700	1,657
Emerson Electric Co.	68,450	5,113
Equifax, Inc.	21,600	821
FedEx Corp.	50,520	5,223
Fluor Corp.	14,500	1,120
General Dynamics Corp.	33,500	3,821
General Electric Co.	1,759,906	61,686
Goodrich Corp.	20,500	843
Honeywell International, Inc.	140,350	5,228
Illinois Tool Works, Inc.	34,100	3,000
Ingersoll-Rand Co., Ltd. — Class A	55,060	2,223
ITT Industries, Inc.	15,400	1,583
L-3 Communications Holdings, Inc.	20,000	1,487
Lockheed Martin Corp.	59,508	3,786
Masco Corp.	70,600	2,131
*Monster Worldwide, Inc.	20,467	835
*Navistar International Corp.	10,250	293
Norfolk Southern Corp.	67,657	3,033
Northrop Grumman Corp.	59,220	3,560
PACCAR, Inc.	28,207	1,953
Pall Corp.	20,750	557
Parker Hannifin Corp.	19,975	1,318
Pitney Bowes, Inc.	38,037	1,607
R. R. Donnelley & Sons Co.	36,234	1,240
Raytheon Co.	74,400	2,987
Robert Half International, Inc.	28,340	1,074
Rockwell Automation, Inc.	29,850	1,766
Rockwell Collins, Inc.	28,750	1,336
Ryder System, Inc.	10,700	439
Southwest Airlines Co.	116,167	1,909
Textron, Inc.	22,050	1,697
Tyco International, Ltd.	335,308	9,677
Union Pacific Corp.	44,160	3,555
United Parcel Service, Inc. — Class B	183,800	13,814
United Technologies Corp.	169,634	9,484
W.W. Grainger, Inc.	12,700	903
Waste Management, Inc.	91,885	2,789

Total		212,772

Information Technology (14.8%)
*ADC Telecommunications, Inc.	19,364	433
Adobe Systems, Inc.	100,150	3,702
*Advanced Micro Devices, Inc.	67,300	2,059
*Affiliated Computer Services, Inc. —Class A	20,700	1,225
*Agilent Technologies, Inc.	68,437	2,278
*Altera Corp.	60,411	1,119
Analog Devices, Inc.	61,057	2,190
*Andrew Corp.	27,037	290
*Apple Computer, Inc.	140,400	10,093
Applied Materials, Inc.	270,200	4,847
*Applied Micro Circuits Corp.	49,800	128
Autodesk, Inc.	38,468	1,652
Automatic Data Processing, Inc.	96,050	4,408

Common Stocks (98.4%)	Shares/ $ Par	Value $ (000’s)

Information Technology continued
*Avaya, Inc.	69,716	744
*BMC Software, Inc.	36,060	739
*Broadcom Corp. — Class A	48,200	2,273
*Ciena Corp.	96,100	285
*Cisco Systems, Inc.	1,023,100	17,515
*Citrix Systems, Inc.	29,420	847
Computer Associates International, Inc.	76,392	2,153
*Computer Sciences Corp.	30,850	1,562
*Compuware Corp.	64,557	579
*Comverse Technology, Inc.	33,600	893
*Convergys Corp.	23,250	369
*Corning, Inc.	253,800	4,990
*Dell, Inc.	392,033	11,757
*Electronic Arts, Inc.	50,100	2,621
Electronic Data Systems Corp.	86,867	2,088
*EMC Corp.	398,174	5,423
First Data Corp.	127,232	5,472
*Fiserv, Inc.	30,725	1,329
*Freescale Semiconductor, Inc. — Class B	68,323	1,720
*Gateway, Inc.	43,850	110
Hewlett-Packard Co.	477,226	13,663
Intel Corp.	1,004,163	25,064
International Business Machines Corp.	263,039	21,622
*Intuit, Inc.	29,500	1,572
*Jabil Circuit, Inc.	28,967	1,074
*JDS Uniphase Corp.	275,200	649
KLA-Tencor Corp.	32,900	1,623
*Lexmark International, Inc. — Class A	19,300	865
Linear Technology Corp.	50,750	1,831
*LSI Logic Corp.	65,100	521
*Lucent Technologies, Inc.	740,336	1,969
Maxim Integrated Products, Inc.	54,600	1,979
*Mercury Interactive Corp.	14,400	400
*Micron Technology, Inc.	102,950	1,370
Microsoft Corp.	1,524,700	39,872
Molex, Inc.	23,950	622
Motorola, Inc.	414,877	9,372
National Semiconductor Corp.	57,286	1,488
*NCR Corp.	30,600	1,039
*Network Appliance, Inc.	62,000	1,674
*Novell, Inc.	63,500	561
*Novellus Systems, Inc.	22,200	535
*NVIDIA Corp.	28,500	1,042
*Oracle Corp.	626,425	7,649
*Parametric Technology Corp.	45,280	276
Paychex, Inc.	55,535	2,117
*PMC-Sierra, Inc.	30,300	234
*QLogic Corp.	13,350	434
QUALCOMM, Inc.	273,834	11,797
Sabre Holdings Corp. — Class A	21,867	527
*Sanmina-SCI Corp.	87,400	372
Scientific-Atlanta, Inc.	25,600	1,103
Siebel Systems, Inc.	88,100	932
*Solectron Corp.	152,200	557
*Sun Microsystems, Inc.	568,697	2,383
*Symantec Corp.	180,154	3,153

Index 500 Stock Portfolio

Index 500 Stock Portfolio

Common Stocks (98.4%)	Shares/ $ Par	Value $ (000’s)

Information Technology continued
Symbol Technologies, Inc.	41,850	537
Tektronix, Inc.	13,860	391
*Tellabs, Inc.	74,692	814
*Teradyne, Inc.	32,750	477
Texas Instruments, Inc.	269,500	8,643
*Unisys Corp.	56,650	330
*Xerox Corp.	160,000	2,344
Xilinx, Inc.	58,000	1,462
*Yahoo!, Inc.	210,300	8,240

Total		283,072

Materials (2.9%)
Air Products and Chemicals, Inc.	36,967	2,188
Alcoa, Inc.	144,907	4,285
Allegheny Technologies, Inc.	14,117	509
Ashland, Inc.	12,000	695
Ball Corp.	17,332	688
Bemis Co., Inc.	17,500	488
The Dow Chemical Co.	160,709	7,043
E. I. du Pont de Nemours and Co.	153,128	6,509
Eastman Chemical Co.	13,525	698
Ecolab, Inc.	30,700	1,113
Engelhard Corp.	20,000	603
Freeport-McMoRan Copper & Gold, Inc. — Class B	30,681	1,651
*Hercules, Inc.	18,800	212
International Flavors & Fragrances, Inc.	13,500	452
International Paper Co.	81,666	2,745
Louisiana-Pacific Corp.	17,600	483
MeadWestvaco Corp.	30,179	846
Monsanto Co.	44,753	3,470
Newmont Mining Corp.	74,380	3,972
Nucor Corp.	25,966	1,732
*Pactiv Corp.	23,900	526
Phelps Dodge Corp.	16,924	2,435
PPG Industries, Inc.	27,867	1,613
Praxair, Inc.	53,700	2,844
Rohm and Haas Co.	23,980	1,161
*Sealed Air Corp.	13,521	759
Sigma-Aldrich Corp.	11,200	709
Temple-Inland, Inc.	18,700	839
United States Steel Corp.	18,850	906
Vulcan Materials Co.	17,000	1,152
Weyerhaeuser Co.	40,480	2,685

Total		56,011

Telecommunication Services (3.0%)
ALLTEL Corp.	63,757	4,023
AT&T, Inc.	650,649	15,933
BellSouth Corp.	304,565	8,254
CenturyTel, Inc.	21,800	723
Citizens Communications Co.	55,600	680
*Qwest Communications International, Inc.	257,135	1,453
Sprint Nextel Corp.	492,102	11,496
Verizon Communications, Inc.	460,542	13,872

Total		56,434

Common Stocks (98.4%)	Shares/ $ Par	Value $ (000’s)

Utilities (3.3%)
*The AES Corp.	108,800	1,722
*Allegheny Energy, Inc.	27,100	858
Ameren Corp.	34,067	1,746
American Electric Power Co., Inc.	65,540	2,431
CenterPoint Energy, Inc.	51,662	664
Cinergy Corp.	33,184	1,409
*CMS Energy Corp.	36,700	533
Consolidated Edison, Inc.	40,750	1,888
Constellation Energy Group	29,700	1,711
Dominion Resources, Inc.	57,795	4,462
DTE Energy Co.	29,650	1,281
Duke Energy Corp.	154,530	4,242
*Dynegy, Inc. — Class A	50,200	243
Edison International	54,220	2,365
Entergy Corp.	34,509	2,369
Exelon Corp.	111,124	5,904
FirstEnergy Corp.	54,965	2,693
FPL Group, Inc.	65,814	2,735
KeySpan Corp.	29,000	1,035
Nicor, Inc.	7,350	289
NiSource, Inc.	45,373	946
Peoples Energy Corp.	6,300	221
PG&E Corp.	57,125	2,120
Pinnacle West Capital Corp.	16,500	682
PPL Corp.	63,268	1,860
Progress Energy, Inc.	41,892	1,840
Public Service Enterprise Group, Inc.	41,736	2,712
Sempra Energy	42,802	1,919
The Southern Co.	123,500	4,264
TECO Energy, Inc.	34,600	594
TXU Corp.	80,430	4,037
Xcel Energy, Inc.	67,120	1,239

Total		63,014

Total Common Stocks (Cost: $1,398,447)		1,873,668

Money Market Investments (1.5%)

Federal Government & Agencies (0.1%)
(b)Federal National Mortgage Association, 4.32%, 3/22/06	2,000,000	1,982

Total		1,982

Finance Services (1.1%)
(b)Bryant Park Funding LLC, 4.27%, 1/12/06	10,000,000	9,986
(b)Preferred Receivable Funding, 4.31%, 1/17/06	10,000,000	9,981

Total		19,967

Index 500 Stock Portfolio

Index 500 Stock Portfolio

Money Market Investments (1.5%)	Shares/ $ Par	Value $ (000’s)

Miscellaneous Business Credit Institutions (0.3%)
(b)General Electric Capital, 3.95%, 1/3/06	5,900,000	5,900

Total		5,900

Total Money Market Investments (Cost: $27,847)		27,849

Total Investments (99.9%) (Cost $1,426,294)(a)		1,901,517

Other Assets, Less Liabilities (0.1%)		2,124

Total Net Assets (100.0%)		1,903,641

*	Non-Income Producing

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $1,431,501 and the net unrealized appreciation of investments based on that cost was $470,016 which is comprised of $630,786 aggregate gross unrealized appreciation and $160,770 aggregate gross unrealized depreciation.

(b)	All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000’s)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000’s)
S&P 500 Index Futures (Long)	88	3/06	$(298)
(Total Notional Value at December 31, 2005, $27,904)

The Accompanying Notes are an Integral Part of the Financial Statements

Index 500 Stock Portfolio

Asset Allocation Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Realize highest total return, including current income and capital appreciation, consistent with reasonable investment risk	Flexible policy of allocating assets among stocks, bonds and cash, with mix adjusted to capitalize on changing financial markets and economic conditions.	$245 million

The investment objective of the Asset Allocation Portfolio is to realize as high a level of total return as is consistent with reasonable investment risk. The Portfolio will follow a flexible policy for allocating assets among equity securities, debt investments, and cash or cash equivalents. The Asset Allocation Portfolio invests in six categories of assets: large capitalization stocks, small capitalization stocks, foreign stocks, investment grade bonds, below investment grade bonds, and cash equivalents. The proportion of investments in each category is adjusted as appropriate to take advantage of market trends and opportunities, and securities within each category are actively managed by an investment professional with expertise in that category. The Portfolio is managed to maintain broad diversification, while blending asset classes to achieve both capital appreciation and current income.

Comparison of returns of the Asset Allocation Portfolio with stock or bond indices is of limited usefulness because there is no index that includes both equity and debt securities. The Portfolio’s performance is generally a blend of stock and bond performance. For the year ended December 31, 2005, the Asset Allocation Portfolio had a total return of 6.99%. The return was above the 4.91% return for the S&P 500 Index and the 2.57% return of the Portfolio’s bond benchmark, the Citigroup US Broad Investment Grade Bond Index. (These indices are unmanaged, cannot be invested in directly, and do not include administrative expenses or sales charges.) The Portfolio also outperformed its peer group, Flexible Portfolio Funds, which had an average return of 4.88% for the same period, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency.

The Portfolio’s outperformance for 2005 was all about equities. In particular, our exposure to international stocks and smaller capitalization stocks added to our performance. The U.S. stock market advanced overall for the third consecutive year in 2005, though returns were lower than in the previous two years. Despite rising oil prices, higher short-term interest rates, and two devastating Gulf Coast hurricanes, stocks rallied thanks to solid economic growth, brisk merger activity, and better-than-expected corporate earnings. International stocks enjoyed another strong year as well, and were the top performing asset class in 2005. Within the U.S. market, mid-cap stocks were the top performing asset class.

The Portfolio’s overweight position in foreign stocks in 2005 added to our return as international stocks gained 14.02% for the year, as measured by the MSCI EAFE (Europe, Australia, Far East) Index. At year end, international stocks accounted for 17.1% of the Portfolio, compared to 16.5% at the beginning of the year. A substantial position in smaller capitalization stocks (10.4% of assets at year end) also added to the Portfolio’s performance, as small cap stocks gained 7.68%, as measured by the S&P 600 SmallCap Index. Large-cap stocks posted healthy, though lower, gains of 4.91% for the year, as measured by the S&P 500 Index.

In what was a fairly uneventful year in the bond market, bonds posted small gains. Investment grade bonds gained 2.57% as noted above, while high yield bonds gained 2.07%, as measured by the Citigroup High Yield Cash Pay Index. Overall, the year was marked by low volatility in the bond market, with the yield on the 10-year Treasury bond up less than 0.2% for the year. With bond yields low, we decreased the Portfolio’s weighting in investment grade bonds in 2005. At year end, 24.9% of net assets were in investment grade bonds, compared to 27.5% at the start of the year.

Short-term interest rates, however, continued to climb throughout the year as the Federal Reserve Board raised the federal funds rate by a total of 200 basis points, or 2%, in 2005. With the continued flattening of the yield curve, it became more advantageous to invest in short-term cash instruments, which returned 3.07% for the year, as measured by the Merrill Lynch 91-Day T-Bill Index. By year-end, 11% of the Portfolio was invested in cash instruments, up from 4.0% at the start of the year.

Heading into 2006, we don’t expect to make any significant changes in the Portfolio’s asset mix. We believe the Portfolio is well positioned — with a slightly overweight equity position and a substantial cash position — to take advantage of the slower economy and stock market that we foresee. The variability of returns among asset classes in recent years provides convincing evidence of the advantage of a diversified portfolio. This Portfolio gives investors the advantage of ongoing analysis of all market sectors, with shifts among sectors as appropriate for market conditions. We will continue to evaluate each asset class individually and comparatively, and choose the asset allocation we believe is likely to maximize overall long-term returns.

Asset Allocation Portfolio

Asset Allocation Portfolio

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio’s operations). Returns shown reflect fee waivers, deductions for management and other Portfolio expenses, and reinvestment of all dividends. In the absence of fee waivers, total return would be reduced. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account Report.

In the graph, the Portfolio is compared against five indices representing the three major components of the Fund: equities, fixed income and cash equivalent investments. The indices cannot be invested in directly and do not include sales charges.

The Standard & Poor’s 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2005, the 500 companies in the composite had a median market capitalization of $11.3 billion and a total market value of $11.5 trillion. The S&P 500 represents approximately 58.2% of the market value of the Compustat’s database of about 9,400 equities. The index cannot be invested in directly and does not include sales charges.

The Merrill Lynch U.S. Domestic Master Index tracks the performance of U.S. dollar-denominated investment grade Government and Corporate public debt issued in the U.S. Domestic bond market, including Mortgage Pass-Through securities but excluding Asset Backed securities. Qualifying bonds must have at least one year remaining term to maturity, a fixed coupon schedule and a minimum amount outstanding of $1 billion for U.S. Treasuries and $250 million for all other securities. Bonds must be rated investment grade based on a composite of Moody’s, S&P, and Fitch. “Yankee” bonds (debt of foreign issuers issued in the U.S. domestic market) are included in the Index provided the issuer is a Supranational or has a country of risk with an investment grade foreign currency long-term debt rating (based on a composite of Moody’s, S&P, and Fitch). “Global” bonds (debt issued simultaneously in the Eurobond and U.S. domestic bond markets) also qualify for inclusion. 144A issues are included in the index. Perpetual and fixed-to-floating rate securities qualify provided they are callable within the fixed-rate period. Tax exempt Municipal securities are excluded from the Index. Defaulted bonds and pay-in-kind bonds are excluded. The index is re-balanced on the last calendar day of the month. Issues that meet the qualifying criteria are included in the index for the following month. Issues that no longer meet the criteria during the course of the month remain in the index until the next month-end re-balancing at which point they are dropped from the index. Additional sub-indices are available that segment the Index by maturity and rating. The inception date of the Index is December 31, 1975.

The Merrill Lynch 91-Day T-Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. At the end of the month that issue is sold and rolled into a newly selected issue. The issue selected at each month-end re-balancing is the outstanding Treasury Bill that matures closest to, but not beyond 3 months from the re-balancing date. To qualify for selection, an issue must have settled on or before the re-balancing (month-end) date. While the index will often hold the Treasury Bill issued at the most recent or prior 3-month auction, it is also possible for a seasoned 6-month or 1-Year Bill to be selected. The inception date of the index is December 31, 1997.

The Citigroup U.S. Broad Investment Grade Bond Index is designed to track the performance of bonds issued in the U.S. investment-grade bond market. The index is market-capitalization-weighted and includes fixed-rate Treasury, government sponsored, mortgages, asset-backed, and investment grade (BBB-/Baa3) issues with a maturity of one year or longer and a minimum amount outstanding of US $1 billion for Treasuries and government-sponsored issues, US $5 billion for mortgages, US $1 billion per origination year generics for entry and US $2.5 billion per coupon and US $1 billion per origination year generics for exit. For credit, asset-backed issues, the entry and exits amounts are $250 million.

The Citigroup High Yield Pay Index captures the performance of below-investment grade debt issued by corporations domiciled in the United States or Canada. The index includes only cash-pay bonds (bond registered and Rule 144A) with maturities of at least one year, a minimum amount outstanding of US $100 million (subjective to an entry criteria of $200 million per issue or $400 million per issuer), and a speculative-grade rating by both Moody’s Investor Service and Standard & Poor’s.

The fund is changing its benchmark index from the Merrill Lynch Domestic Master Index to the Citigroup U.S. Broad Investment Grade Bond Index because the Citigroup Index provides greater transparency as to the composition and characteristics of the Index than does the Merrill Lynch Index. The greater transparency allows the Fund to enhance its analysis of performance relative to the benchmark.

The fund is adding the Citigroup High Yield Cash Pay Index to the benchmark because it provides transparency as to the composition and characteristics of the Index which allows the Fund to enhance its analysis of performance relative to the benchmark.

The Lipper Variable Insurance Products (VIP) Flexible Portfolio Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that allocate investments across various asset classes, including domestic common stocks, bonds, and money market instruments with a focus on total return. Source: Lipper, Inc.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards. Small-cap stocks also may carry additional risk. Small or newer issuers are more likely to realize more substantial growth as well as suffer more significant losses than larger or more established issuers. Investments in such companies can be both more volatile and more speculative.

Asset Allocation Portfolio

Asset Allocation Portfolio

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

No investment strategy can guarantee a profit or protect against a loss.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards. Small cap stocks also may carry additional risk. Smaller or newer issuers are more likely to realize more substantial growth as well as suffer more significant losses than larger or more established issuers. Investments in such companies can be both more volatile and more speculative.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,060.30	$3.19
Hypothetical (5% return before expenses)	$1,000.00	$1,021.80	$3.13

*	Expenses are equal to the Fund’s annualized expense ratio of 0.61%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Asset Allocation Portfolio

Asset Allocation Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Domestic Common Stocks and Warrants (40.8%)	Shares/ $ Par	Value $ (000’s)

Large Cap Common Stocks (30.4%)

Consumer Discretionary (4.8%)
*Bed Bath & Beyond, Inc.	3,900	141
Carnival Corp.	12,300	658
*eBay, Inc.	6,000	260
Federated Department Stores, Inc.	6,200	411
Fortune Brands, Inc.	14,200	1,107
Harley-Davidson, Inc.	6,800	350
Hilton Hotels Corp.	17,500	422
J. C. Penney Co., Inc.	15,700	873
Johnson Controls, Inc.	8,200	598
*Kohl’s Corp.	12,400	603
Lowe’s Companies, Inc.	10,000	667
The McGraw-Hill Companies, Inc.	14,500	749
News Corp. — Class A	45,200	703
NIKE, Inc. — Class B	6,300	547
Omnicom Group, Inc.	9,000	766
Staples, Inc.	29,650	673
Starwood Hotels & Resorts Worldwide, Inc.	13,100	837
Target Corp.	20,100	1,105
Time Warner, Inc.	20,100	351

Total		11,821

Consumer Staples (2.6%)
Altria Group, Inc.	19,500	1,458
CVS Corp.	29,600	782
The Hershey Co.	6,900	381
PepsiCo, Inc.	18,100	1,069
The Procter & Gamble Co.	20,300	1,175
Wal-Mart Stores, Inc.	18,400	861
Walgreen Co.	14,600	646

Total		6,372

Energy (2.7%)
BP PLC, ADR	10,200	655
ConocoPhillips	20,300	1,181
EOG Resources, Inc.	12,500	917
Exxon Mobil Corp.	22,000	1,237
Halliburton Co.	14,000	867
Kinder Morgan, Inc.	4,000	368
Noble Corp.	11,800	832
Valero Energy Corp.	12,800	660

Total		6,717

Financials (4.4%)
American Express Co.	9,200	473
American International Group, Inc.	16,000	1,091
Capital One Financial Corp.	9,300	804
The Chubb Corp.	9,100	889
Citigroup, Inc.	16,900	820
Genworth Financial, Inc.	27,200	941
Goldman Sachs Group, Inc.	5,300	677
Legg Mason, Inc.	5,000	598

Large Cap Common Stocks (30.4%)	Shares/ $ Par	Value $ (000’s)

Financials continued
Lehman Brothers Holdings, Inc.	6,200	795
Prudential Financial, Inc.	12,100	886
SLM Corp.	9,700	534
U.S. Bancorp	22,000	658
Wachovia Corp.	11,100	587
Wells Fargo & Co.	15,900	998

Total		10,751

Health Care (4.9%)
Abbott Laboratories	13,700	540
Aetna, Inc.	11,500	1,085
*Amgen, Inc.	17,600	1,387
*Caremark Rx, Inc.	15,900	823
Eli Lilly and Co.	9,200	521
*Fisher Scientific International, Inc.	10,600	656
*Genentech, Inc.	7,100	657
*Gilead Sciences, Inc.	11,000	579
Johnson & Johnson	18,100	1,087
Medtronic, Inc.	15,800	910
Novartis AG, ADR	9,100	478
*St. Jude Medical, Inc.	16,200	813
Teva Pharmaceutical Industries, Ltd., ADR	20,800	895
UnitedHealth Group, Inc.	14,500	901
*Zimmer Holdings, Inc.	7,900	533

Total		11,865

Industrials (3.3%)
American Standard Companies, Inc.	11,900	475
Burlington Northern Santa Fe Corp.	8,600	609
Caterpillar, Inc.	8,500	491
Danaher Corp.	13,800	770
Emerson Electric Co.	10,000	747
FedEx Corp.	7,300	755
General Electric Co.	72,900	2,554
Honeywell International, Inc.	11,200	417
ITT Industries, Inc.	2,500	257
Norfolk Southern Corp.	13,500	605
United Technologies Corp.	6,700	375

Total		8,055

Information Technology (5.9%)
Accenture, Ltd. — Class A	26,800	774
*Advanced Micro Devices, Inc.	12,900	395
*Affiliated Computer Services, Inc. — Class A	13,900	823
*Amdocs, Ltd.	19,000	523
*ASML Holding N.V.	41,100	825
*Broadcom Corp. — Class A	16,300	769
*Dell, Inc.	23,200	696
*Electronic Arts, Inc.	12,200	638
First Data Corp.	14,800	637
*Google, Inc. — Class A	2,200	912
Intel Corp.	22,100	552

Asset Allocation Portfolio

Asset Allocation Portfolio

Large Cap Common Stocks (30.4%)	Shares/ $ Par	Value $ (000’s)

Information Technology continued
International Business Machines Corp.	10,200	838
*Juniper Networks, Inc.	34,300	765
Maxim Integrated Products, Inc.	15,000	544
Microsoft Corp.	48,200	1,259
*Oracle Corp.	49,800	608
QUALCOMM, Inc.	17,900	771
Telefonaktiebolaget LM Ericsson, ADR	17,900	616
Texas Instruments, Inc.	16,400	526
*Yahoo!, Inc.	20,766	814

Total		14,285

Materials (0.8%)
Monsanto Co.	6,800	527
Praxair, Inc.	16,300	863
Weyerhaeuser Co.	8,300	551

Total		1,941

Telecommunication Services (0.5%)
(e)AT&T Inc.	22,200	544
Sprint Nextel Corp.	31,900	746

Total		1,290

Utilities (0.5%)
Exelon Corp.	9,600	510
PG&E Corp.	8,000	297
Questar Corp.	4,900	371

Total		1,178

Total Large Cap Common Stocks		74,275

Small Cap Common Stocks (10.4%)

Consumer Discretionary (2.3%)
*AnnTaylor Stores Corp.	10,025	346
*The Cheesecake Factory, Inc.	3,200	120
Choice Hotels International, Inc.	8,200	342
*Coach, Inc.	9,600	320
*Digital Theater Systems, Inc.	900	13
*Golf Galaxy, Inc.	4,700	90
*Hibbett Sporting Goods, Inc.	9,000	256
Jones Apparel Group, Inc.	5,800	178
*Kenexa Corp.	1,100	23
*Lamar Advertising Co. — Class A	3,700	171
*LKQ Corp.	700	24
Michaels Stores, Inc.	19,600	693
*O’Reilly Automotive, Inc.	43,200	1,382
Orient-Express Hotel, Ltd. — Class A	10,100	318
*Payless ShoeSource, Inc.	2,800	70
*Pinnacle Entertainment, Inc.	4,000	99
*Pixar, Inc.	6,100	322
Polaris Industries, Inc.	1,000	50
*Scientific Games Corp.	10,100	276
Station Casinos, Inc.	6,000	407
The Talbots, Inc.	6,900	192

Total		5,692

Energy (0.9%)
BJ Services Co.	7,800	286

Small Cap Common Stocks (10.4%)	Shares/ $ Par	Value $ (000’s)

Energy continued
CARBO Ceramics, Inc.	2,400	136
ENSCO International, Inc.	5,800	257
*Grant Prideco, Inc.	3,600	159
*Grey Wolf, Inc.	18,400	142
*National-Oilwell Varco, Inc.	9,500	596
*Newfield Exploration Co.	6,000	300
*Pride International, Inc.	5,300	163
Range Resources Corp.	9,600	253

Total		2,292

Financials (0.6%)
Assured Guaranty, Ltd.	7,900	201
BankAtlantic Bancorp, Inc. — Class A	7,900	111
CapitalSource, Inc.	9,100	204
Greater Bay Bancorp	2,200	56
Greenhill & Co., Inc.	2,500	140
Investors Financial Services Corp.	6,600	243
Optionsxpress Holdings, Inc.	4,161	102
*SVB Financial Group	4,200	197
*Trammell Crow Co.	10,300	264

Total		1,518

Health Care (2.7%)
*Adams Respiratory Therapeutics, Inc.	2,266	92
*Caremark Rx, Inc.	14,536	753
*Centene Corp.	1,800	47
*Cytyc Corp.	13,800	390
*DaVita, Inc.	31,850	1,612
*Foxhollow Technologies, Inc.	1,700	51
Health Management Associates, Inc. — Class A	17,000	373
*Horizon Health Corp.	6,200	140
*Kinetic Concepts, Inc.	12,400	493
*Kyphon, Inc.	6,200	253
*Lincare Holdings, Inc.	18,600	780
*Patterson Companies, Inc.	6,100	204
*Providence Service Corp.	2,800	81
*Psychiatric Solutions, Inc.	6,200	364
*Radiation Therapy Services, Inc.	8,400	297
*Symbion, Inc.	2,800	64
*Syneron Medical Ltd., ADR	3,700	117
*Varian Medical Systems, Inc.	7,200	362

Total		6,473

Industrials (1.5%)
*ACCO Brands Corp.	1,500	37
*The Advisory Board Co.	2,000	95
*Beacon Roofing Supply, Inc.	4,800	138
Brady Corp. — Class A	3,500	127
Bucyrus International, Inc. — Class A	500	26
C.H. Robinson Worldwide, Inc.	19,400	718
The Corporate Executive Board Co.	3,300	296
Expeditors International of Washington, Inc.	3,200	216
Forward Air Corp.	5,800	213
*IntercontinentalExchange, Inc.	315	11
J.B. Hunt Transport Services, Inc.	6,700	152
Knight Transportation, Inc.	24,637	511

Asset Allocation Portfolio

Asset Allocation Portfolio

Small Cap Common Stocks (10.4%)	Shares/ $ Par	Value $ (000’s)

Industrials continued
*Marlin Business Services, Inc.	8,200	196
MSC Industrial Direct Co., Inc. — Class A	7,300	294
*Portfolio Recovery Associates, Inc.	1,200	56
Robert Half International, Inc.	11,700	443
*Stericycle, Inc.	1,900	112

Total		3,641

Information Technology (2.3%)
*Activision, Inc.	7,421	102
*Alliance Data Systems Corp.	5,200	185
*Altera Corp.	14,100	261
*Amdocs, Ltd.	2,670	73
Amphenol Corp. — Class A	5,400	239
*ATI Technologies, Inc.	21,100	358
*Blackboard, Inc.	2,500	72
*CheckFree Corp.	600	28
*Cogent, Inc.	13,400	304
*Cognos, Inc.	4,300	149
*Cree, Inc.	9,600	242
*Essex Corp.	7,100	121
*FLIR Systems, Inc.	7,300	163
*Genesis Microchip, Inc.	3,500	63
Harris Corp.	6,500	280
*Hewitt Associates, Inc.	9,200	258
*iPayment, Inc.	2,000	83
*Kanbay International, Inc.	5,923	94
KLA-Tencor Corp.	6,500	321
Microchip Technology, Inc.	13,100	421
*MKS Instruments, Inc.	4,100	73
*NAVTEQ Corp.	3,000	132
Paychex, Inc.	7,000	267
*RADWARE, Ltd.	4,400	80
*Semtech Corp.	8,400	153
*Sonic Solutions	3,900	59
*Tekelec	9,200	128
*Tessera Technologies, Inc.	6,300	163
*THQ, Inc.	3,250	78
*TNS, Inc.	1,900	36
*Unica Corp.	3,900	47
*VeriFone Holdings, Inc.	5,000	127
*Verint Systems, Inc.	5,000	172
*VeriSign, Inc.	1,000	22
*Westell Technologies, Inc. — Class A	18,900	85
*Zebra Technologies Corp. — Class A	4,000	171

Total		5,610

Telecommunication Services (0.1%)
*NeuStar, Inc. — Class A	6,800	207
*UbiquiTel Inc.	6,000	59

Total		266

Utilities (0.0%)
ITC Holdings Corp.	200	6

Total		6

Total Small Cap Common Stocks		25,498

Warrants (0.0%)	Shares/ $ Par	Value $ (000’s)

Gaming/Leisure/Lodging (0.0%)
Shreveport Gaming Holdings, Inc.	298	4

Total		4

Information Technology (0.0%)
Belluna Co. Ltd. — Warrants	307	2

Total		2

Telecommunications (0.0%)
American Tower Corp. — Warrants	100	4
*IWO Holdings, Inc. 144A	50	0

Total		4

Total Warrants		10

Total Domestic Common Stocks and Warrants (Cost: $83,817)		99,783

Foreign Common Stocks (17.1%)	Country

Basic Materials (0.8%)
BASF AG	Germany	3,820	292
CRH PLC	Ireland	9,116	267
*Cumerio-Strip VVPR	Belgium	75	0
K+S AG	Germany	4,580	276
Nissan Chemical Industries, Ltd.	Japan	26,000	369
Sumitomo Chemical Co., Ltd.	Japan	46,000	316
*Syngenta AG	Switzerland	2,550	316
*Umicore-Strip VVPR	Belgium	75	0

Total			1,836

Conglomerates (0.6%)
Grupo Ferrovial SA	Spain	3,100	214
iShares MSCI EAFE Index Fund	United States	19,235	1,143
Nomura TOPIX Exchange Traded Fund	Japan	13,100	185

Total			1,542

Consumer Cyclical (2.6%)
Aisin Seiki Co., Ltd.	Japan	7,600	279
Bridgestone Corp.	Japan	14,000	291
Carnival Corp.	United Kingdom	4,805	257
Dentsu, Inc.	Japan	94	306
*Enter Tech Co., Ltd.	Korea	6,242	124
Esprit Holdings, Ltd.	Hong Kong	50,000	355
Grupo Televisa SA, ADR	Mexico	3,910	315
*Hyundai Motor Co.	Korea	4,820	463
InterContinental Hotels Group PLC	United Kingdom	20,005	288
Leoni AG	Germany	8,149	259
*Lindex AB	Sweden	5,035	284
*NorGani Hotels ASA	Norway	25,535	211
Publicis Groupe	France	8,230	285
Punch Taverns PLC	United Kingdom	26,760	390
Ryohin Keikaku Co., Ltd.	Japan	4,900	427

Asset Allocation Portfolio

Asset Allocation Portfolio

Foreign Common Stocks (17.1%)	Country	Shares/ $ Par	Value $ (000’s)
Shimamura Co., Ltd.	Japan	2,400	332
Sportingbet PLC	United Kingdom	47,855	282
Techtronic Industries Co., Ltd.	Hong Kong	127,000	302
*Urbi Desarrollos Urbanos SA	Mexico	35,505	244
Vivendi Universal SA	France	5,285	165
Wal-Mart de Mexico—Series V	Mexico	66,885	367
Wolseley PLC	United Kingdom	11,500	242

Total			6,468

Consumer Non-Cyclical (1.1%)
Adidas-Salomon AG	Germany	1,565	295
*Cermaq ASA	Norway	7,930	64
Coca-Cola Hellenic Bottling Co. SA	Greece	9,835	289
Natura Cosmeticos SA	Brazil	8,920	395
Nestle SA	Switzerland	1,185	353
Puma AG	Germany	660	192
Reckitt Benckiser PLC	United Kingdom	8,555	282
SABMiller PLC	United Kingdom	15,650	285
Tesco PLC	United Kingdom	51,265	292
Woolworths, Ltd.	Australia	21,800	269

Total			2,716

Energy (1.1%)
*Aker Drilling ASA	Norway	38,095	219
BG Group PLC	United Kingdom	38,685	382
Burren Energy PLC	United Kingdom	16,145	253
EnCana Corp.	Canada	6,080	273
Eni SPA	Italy	9,375	259
*Geo ASA	Norway	13,410	66
Technip SA	France	6,652	398
Tenaris SA, ADR	Italy	1,280	147
*TGS Nopec Geophysical Co. ASA	Norway	6,070	284
Total SA	France	715	179
*Western Oil Sands, Inc.	Canada	13,810	314

Total			2,774

Financials (3.8%)
Admiral Group PLC	United Kingdom	34,995	273
Allianz AG	Germany	2,710	409
Anglo Irish Bank Corp. PLC	Ireland	52,386	793
*Banco Espanol de Credito SA	Spain	22,060	329
The Bank of Yokohama, Ltd.	Japan	46,000	376
BNP Paribas SA	France	4,565	368
The Chiba Bank, Ltd.	Japan	41,000	344
Credit Saison Co., Ltd.	Japan	7,500	374

Foreign Common Stocks (17.1%)	Country	Shares/ $ Par	Value $ (000’s)

Financials continued
Credit Suisse Group	Switzerland	7,275	370
Cyrela Brazil Realty SA	Brazil	14,800	203
DNB NOR ASA	Norway	29,230	311
E*Trade Securities Co., Ltd.	Japan	53	409
Erste Bank Der Oesterreichischen Sparkassen AG	Austria	6,035	334
Fondiaria-Sai SPA	Italy	10,165	334
ForeningsSparbanken AB	Sweden	12,350	336
Hopewell Holdings, Ltd.	Hong Kong	106,000	267
Hypo Real Estate Holding AG	Germany	6,845	355
Hysan Development Co., Ltd.	Hong Kong	104,000	258
ING Groep NV	Netherlands	10,580	366
Kenedix, Inc.	Japan	61	384
*Kookmin Bank	Korea	5,940	446
Manulife Financial Corp.	Canada	5,580	328
National Bank of Greece SA	Greece	9,150	388
*NETeller PLC	United Kingdom	17,785	224
OTP Bank	Hungary	8,750	285
Storebrand ASA	Norway	3,545	30
The Toronto-Dominion Bank	Canada	5,600	293

Total			9,187

Health Care (1.5%)
*Capio AB	Sweden	13,510	240
CSL, Ltd.	Australia	8,270	258
Elekta AB	Sweden	19,845	294
GN Store Nord A/S	Denmark	22,830	298
Hisamitsu Pharmaceutical Co., Inc.	Japan	9,400	237
*Neurochem, Inc.	Canada	8,300	118
Newcrest Mining, Ltd.	Australia	13,780	246
Nobel Biocare Holding AG	Switzerland	1,240	272
Novartis AG	Switzerland	4,230	222
Roche Holding AG	Switzerland	2,825	422
*Safilo SPA	Italy	13,480	77
Schwarz Pharma AG	Germany	6,340	401
Synthes, Inc.	Switzerland	1,965	220
Takeda Pharmaceutical Co., Ltd.	Japan	5,600	303
Tecan AG	Switzerland	400	17

Total			3,625

Asset Allocation Portfolio

Asset Allocation Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Foreign Common Stocks (17.1%)	Country	Shares/ $ Par	Value $ (000’s)

Industrial Goods and Services (2.5%)
Arrk Corp.	Japan	3,800	280
Assa Abloy AB	Sweden	12,445	195
Atlas Copco AB	Sweden	16,120	359
Capita Group PLC	United Kingdom	45,780	328
Chiyoda Corp.	Japan	34,000	780
*Daewoo Shipbuilding & Marine Engineering Co., Ltd.	Korea	8,200	223
*Deutz AG	Germany	23,165	112
Kajima Corp.	Japan	62,000	356
Keyence Corp.	Japan	900	256
Koninklijke BAM Groep NV	Netherlands	4,305	360
Kubota Corp.	Japan	53,000	445
Meggitt PLC	United Kingdom	46,223	287
Metso Corp.	Finland	10,360	283
Neopost SA	France	3,880	388
OSG Corp.	Japan	15,900	329
SGS SA	Switzerland	415	349
Vinci SA	France	4,830	414
Volvo AB	Sweden	6,210	292

Total			6,036

Technology (2.2%)
Advantest Corp.	Japan	3,700	373
Axell Corp.	Japan	61	265
*Cap Gemini SA	France	7,940	318
Ericsson LM — B Shares	Sweden	89,525	307
*Gresham Computing PLC	United Kingdom	38,450	54
High Tech Computer Corp.	Taiwan	15,000	281
Hoya Corp.	Japan	10,300	370
*Humax Co., Ltd.	Korea	13,750	369
*Hynix Semiconductor, Inc.	Korea	11,700	404
Indra Sistemas SA	Spain	13,190	257
Infosys Technologies, Ltd.	India	5,806	386
*Kontron AG	Germany	27,436	242
Solomon Systech International, Ltd.	Hong Kong	859,000	355
*Sumco Corp.	Japan	6,500	341
Tamura Taiko Holdings, Inc.	Japan	27,000	223
*Tandberg Television ASA	Norway	25,470	336
*Telechips, Inc.	Korea	8,959	249
*United Test and Assembly Center, Ltd.	Singapore	654,000	287

Total			5,417

Foreign Common Stocks (17.1%)	Country	Shares/ $ Par	Value $ (000’s)

Telecommunications (0.1%)
Rogers Communications, Inc. — Class B	Canada	8,170	343

Total			343

Transportation (0.3%)
Canadian National Railway Co.	Canada	4,135	330
Kamigumi Co., Ltd.	Japan	26,000	231
Kuehne & Nagel International AG	Switzerland	965	271

Total			832

Utilities (0.5%)
Companhia de Concessoes Rodoviarias	Brazil	8,300	264
Enbridge, Inc.	Canada	6,625	206
Iberdrola SA	Spain	7,310	199
*Obrascon Huarte Lain Brasil SA	Brazil	15,500	169
RWE AG	Germany	4,645	342

Total			1,180

Total Foreign Common Stocks (Cost: $30,554)			41,956

Revenue Bonds (0.2%)

Municipal Bonds — Revenue (0.2%)
Nashville & Davidson County, Tennessee Health and Educational	850,000	420
Facilities Board of The Metropolitan Government, 0.00%, 6/1/21, RB

Total Revenue Bonds (Cost: $387)		420

Investment Grade Segment (8.6%)

Aerospace/Defense (0.5%)
Boeing Capital Corp., 4.75%, 8/25/08	255,000	254
General Dynamics Corp., 3.00%, 5/15/08	305,000	292
General Dynamics Corp., 4.25%, 5/15/13	50,000	48
L-3 Communications Corp., 5.875%, 1/15/15	135,000	131
L-3 Communications Corp., 6.375%, 10/15/15 144A	75,000	76
Lockheed Martin Corp., 8.50%, 12/1/29	130,000	177
Raytheon Co., 5.50%, 11/15/12	305,000	312

Total		1,290

Auto Manufacturing (0.1%)
General Motors Acceptance Corp., 5.625%, 5/15/09	200,000	178
General Motors Acceptance Corp., 6.75%, 12/1/14	170,000	153

Total		331

Asset Allocation Portfolio

Asset Allocation Portfolio

Investment Grade Segment (8.6%)	Shares/ $ Par	Value $ (000’s)

Banking (1.3%)
Bank of America Corp., 7.40%, 1/15/11	250,000	275
Bank of New York, 4.95%, 1/14/11	75,000	75
Bank One Corp., 5.25%, 1/30/13	325,000	326
BB&T Corp., 4.90%, 6/30/17	155,000	150
Citigroup, Inc., 4.625%, 8/3/10	160,000	158
Compass Bank, 5.50%, 4/1/20	155,000	155
National Australia Bank, Ltd., 4.80%, 4/6/10 144A	199,000	198
PNC Bank NA, 5.25%, 1/15/17	45,000	45
Rabobank Capital Fund II, 5.26%, 12/31/13 144A	60,000	59
State Street Bank and Trust Co., 5.30%, 1/15/16	250,000	253
Suntrust Bank, 5.00%, 9/1/15	140,000	138
U.S. Bancorp, 4.50%, 7/29/10	5,000	5
U.S. Central Credit Union, 2.75%, 5/30/08	350,000	334
UnionBanCal Corp., 5.25%, 12/16/13	350,000	350
US Bank NA, 4.95%, 10/30/14	80,000	79
Wachovia Bank NA, 4.80%, 11/1/14	5,000	5
Washington Mutual, Inc., 5.00%, 3/22/12	130,000	128
World Savings Bank FSB, 4.125%, 12/15/09	345,000	336
Zions Bancorporation, 5.50%, 11/16/15	125,000	126

Total		3,195

Beverage/Bottling (0.2%)
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	23,000	26
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	75,000	75
Diageo PLC, 4.375%, 5/3/10	230,000	225
PepsiAmericas, Inc., 4.875%, 1/15/15	150,000	148

Total		474

Cable/Media/Broadcasting/Satellite (0.7%)
Comcast Corp., 5.30%, 1/15/14	255,000	250
News America, Inc., 6.40%, 12/15/35 144A	85,000	86
Rogers Cable, Inc., 6.25%, 6/15/13	50,000	49
Time Warner Entertainment Co. LP, 7.25%, 9/1/08	255,000	267
Viacom, Inc., 5.625%, 5/1/07	1,000,000	1,005

Total		1,657

Conglomerate/Diversified Manufacturing (0.1%)
Textron Financial Corp., 2.75%, 6/1/06	350,000	347

Total		347

Consumer Products (0.2%)
The Clorox Co., 4.20%, 1/15/10	150,000	145
The Gillette Co., 2.50%, 6/1/08	350,000	332

Total		477

Electric Utilities (1.5%)
Arizona Public Services, 5.50%, 9/1/35	40,000	38

Investment Grade Segment (8.6%)	Shares/ $ Par	Value $ (000’s)

Electric Utilities continued
Centerpoint Energy Transition Bond Co., 5.17%, 8/1/19	140,000	141
Consumer Energy Co., 4.80%, 2/17/09	310,000	306
DTE Energy Co., 7.05%, 6/1/11	380,000	410
Duquesne Light Holdings, Inc., 5.50%, 8/15/15	95,000	93
Entergy Mississippi, Inc., 6.25%, 4/1/34	55,000	55
FPL Group Capital, Inc., 5.551%, 2/16/08	235,000	237
Indiana Michigan Power, 5.05%, 11/15/14	160,000	156
Kiowa Power Partners LLC, 4.811%, 12/30/13 144A	69,684	67
Kiowa Power Partners LLC, 5.737%, 3/30/21 144A	200,000	201
Nevada Power Co., 5.875%, 1/15/15	95,000	94
Oncor Electric Delivery, 6.375%, 1/15/15	210,000	223
PacifiCorp, 5.45%, 9/15/13	240,000	245
PPL Electric Utilities Corp., 4.30%, 6/1/13	375,000	357
PPL Electric Utilities Corp., 5.875%, 8/15/07	40,000	41
PPL Electric Utilities Corp., 6.25%, 8/15/09	10,000	10
Progress Energy, Inc., 4.50%, 6/1/10	178,000	174
Progress Energy, Inc., 6.85%, 4/15/12	80,000	86
Public Service Electric & Gas Corp., 5.00%, 1/1/13	100,000	99
Puget Energy, Inc., 3.363%, 6/1/08	115,000	111
Virginia Electric & Power Co., 5.25%, 12/15/15	190,000	189

Total		3,333

Food Processors (0.3%)
Bunge Ltd. Finance Corp., 5.10%, 7/15/15	140,000	135
Kellogg Co., 6.60%, 4/1/11	295,000	317
Kraft Foods, Inc., 6.25%, 6/1/12	245,000	258

Total		710

Gaming/Leisure/Lodging (0.1%)
Seminole Tribe of Florida, 5.798%, 10/1/13 144A	215,000	214

Total		214

Gas Pipelines (0.3%)
Consolidated Natural Gas Co., 5.00%, 12/1/14	230,000	223
Enterprise Products Operating LP, 4.95%, 6/1/10	245,000	240
Kinder Morgan Energy Partners, LP 5.00%, 12/15/13	170,000	166

Total		629

Independent Finance (0.4%)
American General Finance Corp., 4.50%, 12/1/15	140,000	140

Asset Allocation Portfolio

Asset Allocation Portfolio

Investment Grade Segment (8.6%)	Shares/ $ Par	Value $ (000’s)

Independent Finance continued
Household Finance Corp., 4.125%, 11/16/09	195,000	188
International Lease Finance Corp., 4.75%, 1/13/12	255,000	249
iStar Financial, Inc., 5.15%, 3/1/12	390,000	377

Total		954

Machinery (0.0%)
John Deere Capital Corp., 4.50%, 8/25/08	70,000	69

Total		69

Oil and Gas (0.4%)
Conoco Funding Co., 6.35%, 10/15/11	340,000	363
Occidental Petroleum, 4.00%, 11/30/07	120,000	118
Occidental Petroleum, 10.125%, 9/15/09	120,000	141
Pemex Project Funding Master Trust, 5.75%, 12/15/15 144A	195,000	194
Pioneer Natural Resource Co., 5.875%, 7/15/16	130,000	129
XTO Energy, Inc., 5.00%, 1/31/15	100,000	98

Total		1,043

Other Finance (0.2%)
Kinder Morgan Finance Co., 5.70%, 1/5/16 144A	285,000	287
SLM Corp., 4.50%, 7/26/10	255,000	250

Total		537

Other Services (0.1%)
Waste Management, Inc., 5.00%, 3/15/14	140,000	137

Total		137

Pharmaceuticals (0.1%)
Abbott Laboratories, 3.75%, 3/15/11	260,000	246

Total		246

Property and Casualty Insurance (0.4%)
Berkley (WR) Corp., 9.875%, 5/15/08	600,000	665
Berkshire Hathaway Finance, 3.40%, 7/2/07	250,000	245

Total		910

Railroads (0.3%)
Burlington Northern Santa Fe, 6.125%, 3/15/09	240,000	248
Union Pacific Corp., 3.875%, 2/15/09	240,000	232
Union Pacific Corp., 7.375%, 9/15/09	240,000	259

Total		739

Real Estate Investment Trusts (0.3%)
Archstone-Smith Operating Trust, 5.25%, 12/1/10	50,000	50
Camden Property Trust, 5.00%, 6/15/15	185,000	178
Developers Diversified Realty Corp., 5.375%, 10/15/12	80,000	79
ERP Operating LP, 5.25%, 9/15/14	120,000	119
First Industrial LP, 5.25%, 6/15/09	50,000	50
HRPT Properties Trust, 5.75%, 11/1/15	65,000	65
Simon Property Group LP, 5.375%, 6/1/11 144A	245,000	245

Total		786

Investment Grade Segment (8.6%)	Shares/ $ Par	Value $ (000’s)

Retail Food and Drug (0.0%)
The Kroger Co., 6.75%, 4/15/12	85,000	89

Total		89

Retail Stores (0.4%)
Federated Department Stores, 6.30%, 4/1/09	320,000	330
Target Corp., 5.40%, 10/1/08	715,000	727

Total		1,057

Security Brokers and Dealers (0.2%)
Goldman Sachs Group, Inc., 5.15%, 1/15/14	190,000	189
Merrill Lynch & Co., Inc., 5.00%, 1/15/15	80,000	79
Morgan Stanley, 5.375%, 10/15/15	165,000	165

Total		433

Telecommunications (0.5%)
ALLTELL Corp., 4.656%, 5/17/07	100,000	100
(e)AT&T Corp., 9.75%, 11/15/31	45,000	57
BellSouth Corp., 6.55%, 6/15/34	130,000	138
Cingular Wireless LLC, 7.125%, 12/15/31	130,000	149
Sprint Capital Corp., 8.375%, 3/15/12	340,000	393
Telecom Italia Capital, 4.00%, 1/15/10	255,000	243
Verizon Global Funding Corp., 4.375%, 6/1/13	100,000	95
Verizon Global Funding Corp., 5.85%, 9/15/35	80,000	77

Total		1,252

Tobacco (0.0%)
Altria Group, Inc., 7.75%, 1/15/27	85,000	100

Total		100

Total Investment Grade Segment (Cost: $21,368)		21,009

Governments (4.4%)

Governments (4.4%)
(e)BECCS, 14.00%, 11/15/11	500,000	480
Federal Home Loan Bank, 6.00%, 5/13/13	200,000	194
Housing & Urban Development, 6.08%, 8/1/13	100,000	106
Overseas Private Investment, 4.10%, 11/15/14	112,560	109
(e)Tennessee Valley Authority Stripped, 8.25%, 4/15/42	1,000,000	776
US Treasury, 4.25%, 10/31/07	598,000	596
US Treasury, 4.25%, 10/15/10	1,003,000	998
US Treasury, 4.375%, 11/15/08	115,000	115
US Treasury, 4.375%, 12/15/10	180,000	180
US Treasury, 4.50%, 11/15/10	1,300,000	1,307
US Treasury, 4.50%, 11/15/15	1,572,000	1,585
US Treasury, 5.375%, 2/15/31	3,762,000	4,226

Total Governments (Cost: $10,673)		10,672

Asset Allocation Portfolio

Asset Allocation Portfolio

Structured Products (11.7%)	Shares/ $ Par	Value $ (000’s)

Structured Products (11.7%)
Banc of America Securities Auto Trust, Series 2005-WF1, Class A2, 3.89%, 6/18/08	1,415,000	1,408
Chase Manhattan Auto Owner Trust, Series 2005-A, Class A2, 3.72%, 12/15/07	1,402,000	1,395
Federal Home Loan Mortgage Corp., 4.00%, 10/1/20	165,585	158
Federal Home Loan Mortgage Corp., 4.50%, 5/1/19	262,428	256
Federal Home Loan Mortgage Corp., 4.50%, 7/1/20	558,871	544
Federal Home Loan Mortgage Corp., 4.50%, 5/1/35	918,257	864
Federal Home Loan Mortgage Corp., 5.00%, 11/1/19	444,405	440
Federal Home Loan Mortgage Corp., 5.00%, 2/1/20	58,209	57
Federal Home Loan Mortgage Corp., 5.00%, 5/1/20	213,298	210
Federal Home Loan Mortgage Corp., 5.00%, 10/1/20	215,975	214
Federal Home Loan Mortgage Corp., 5.00%, 9/1/35	392,244	380
Federal Home Loan Mortgage Corp., 5.00%, 11/1/35	1,169,927	1,133
Federal Home Loan Mortgage Corp., 5.50%, 9/1/19	78,411	79
Federal Home Loan Mortgage Corp., 5.50%, 11/1/19	225,946	228
Federal Home Loan Mortgage Corp., 5.50%, 12/1/19	43,501	44
Federal Home Loan Mortgage Corp., 5.50%, 3/1/20	301,107	303
Federal Home Loan Mortgage Corp., 5.50%, 6/1/35	167,943	166
Federal Home Loan Mortgage Corp., 5.50%, 10/1/35	688,878	683
Federal Home Loan Mortgage Corp., 5.50%, 11/1/35	113,115	112
Federal Home Loan Mortgage Corp., 6.50%, 5/1/34	70,334	72
Federal National Mortgage Association, 4.50%, 6/1/19	528,021	515
Federal National Mortgage Association, 4.50%, 12/1/19	59,930	58
Federal National Mortgage Association, 4.50%, 8/1/20	278,736	271
Federal National Mortgage Association, 4.50%, 10/1/20	288,510	281
Federal National Mortgage Association, 4.50%, 8/1/35	132,046	124
Federal National Mortgage Association, 5.00%, 3/1/20	246,036	244
Federal National Mortgage Association, 5.00%, 4/1/20	97,003	96
Federal National Mortgage Association, 5.00%, 5/1/20	181,837	180
Federal National Mortgage Association, 5.00%, 7/1/20	305,955	303

Structured Products (11.7%)	Shares/ $ Par	Value $ (000’s)

Structured Products continued
Federal National Mortgage Association, 5.00%, 11/1/34	1,181,238	1,147
Federal National Mortgage Association, 5.00%, 4/1/35	194,515	188
Federal National Mortgage Association, 5.00%, 7/1/35	1,368,101	1,326
Federal National Mortgage Association, 5.00%, 8/1/35	556,423	539
Federal National Mortgage Association, 5.00%, 9/1/35	697,308	676
Federal National Mortgage Association, 5.00%, 10/1/35	94,536	92
Federal National Mortgage Association, 5.50%, 9/1/34	355,054	352
Federal National Mortgage Association, 5.50%, 10/1/34	699,069	693
Federal National Mortgage Association, 5.50%, 3/1/35	240,714	238
Federal National Mortgage Association, 5.50%, 7/1/35	88,096	87
Federal National Mortgage Association, 5.50%, 8/1/35	150,986	150
Federal National Mortgage Association, 5.50%, 9/1/35	1,513,088	1,498
Federal National Mortgage Association, 5.50%, 10/1/35	1,556,131	1,541
Federal National Mortgage Association, 5.50%, 11/1/35	1,110,181	1,099
Federal National Mortgage Association, 6.00%, 10/1/34	682,390	689
Federal National Mortgage Association, 6.00%, 11/1/34	563,032	568
Federal National Mortgage Association, 6.00%, 5/1/35	202,577	204
Federal National Mortgage Association, 6.00%, 6/1/35	676,286	683
Federal National Mortgage Association, 6.00%, 7/1/35	802,641	810
Federal National Mortgage Association, 6.00%, 8/1/35	80,737	82
Federal National Mortgage Association, 6.00%, 10/1/35	246,474	249
Federal National Mortgage Association, 6.00%, 11/1/35	442,530	447
GS Auto Loan Trust, Series 2005-1, Class A3, 4.45%, 5/17/10	458,000	455
Honda Auto Receivables Owner Trust, Series 2005-3, Class A2, 3.73%, 10/18/07	1,390,000	1,382
Hyundai Auto Receivables Trust, Series 2005-A, Class A2, 3.88%, 6/16/08	997,000	992
Merrill Auto Trust Securitization, Series 2005-1, Class A2A, 3.90%, 4/25/08	730,000	727
WFS Financial Owner Trust, Series 2005-3, Class A3A, 4.25%, 6/17/10	708,000	701
World Omni Auto Receivables Trust, Series 2005-B, Class A3, 4.40%, 5/20/09	240,000	239

Total Structured Products (Cost: $28,959)		28,672

Asset Allocation Portfolio

Asset Allocation Portfolio

Below Investment Grade Segment (7.2%)	Shares/ $ Par	Value $ (000’s)

Aerospace/Defense (0.1%)
L-3 Communications Corp., 6.125%, 7/15/13	55,000	55
L-3 Communications Corp., 6.375%, 10/15/15 144A	80,000	79
L-3 Communications Corp., 7.625%, 6/15/12	55,000	58

Total		192

Autos/Vehicle Parts (0.4%)
Affinia Group, Inc., 9.00%, 11/30/14	55,000	43
Arvinmeritor, Inc., 8.75%, 3/1/12	91,000	87
Ford Motor Credit Co., 8.625%, 11/1/10	145,000	132
General Motors Acceptance Corp., 6.75%, 12/1/14	145,000	130
General Motors Acceptance Corp., 6.875%, 9/15/11	185,000	170
General Motors Acceptance Corp., 7.75%, 1/19/10	110,000	103
The Goodyear Tire & Rubber Co., 9.00%, 7/1/15 144A	70,000	69
Lear Corp., 8.11%, 5/15/09	45,000	42
Navistar International Corp., 6.25%, 3/1/12	45,000	40
Tenneco, Inc., 10.25%, 7/15/13	30,000	33
TRW Automotive, Inc., 9.375%, 2/15/13	30,000	32
Visteon Corp., 8.25%, 8/1/10	40,000	34

Total		915

Basic Materials (0.8%)
Abitibi-Consolidated, Inc., 7.75%, 6/15/11	134,000	128
(d)Anchor Glass Container, 11.00%, 2/15/13	110,000	80
Appleton Papers, Inc., 9.75%, 6/15/14	50,000	47
Arch Western Finance LLC, 6.75%, 7/1/13	85,000	87
BCP Caylux Holding, 9.625%, 6/15/14	43,000	48
Borden US Fin/Nova Scot, 9.00%, 7/15/14 144A	38,000	38
Bowater Canada Finance, 7.95%, 11/15/11	60,000	58
Cascades, Inc., 7.25%, 2/15/13	113,000	103
Crown Americas, Inc., 7.625%, 11/15/13 144A	71,000	74
Crown Americas, Inc., 7.75%, 11/15/15 144A	60,000	62
Domtar, Inc., 7.875%, 10/15/11	116,000	107
Equistar Chemicals LP, 8.75%, 2/15/09	70,000	74
Equistar Chemicals LP, 10.625%, 5/1/11	115,000	127
Georgia-Pacific Corp., 7.70%, 6/15/15	80,000	77
Georgia-Pacific Corp., 8.125%, 5/15/11	175,000	174
Graham Packaging Co., 9.875%, 10/15/14	107,000	104
Graphic Packaging International Corp., 9.50%, 8/15/13	30,000	29
Huntsman LLC, 11.50%, 7/15/12	50,000	57
Invista, 9.25%, 5/1/12 144A	55,000	59
Jefferson Smurfit Corp., 7.50%, 6/1/13	45,000	41

Below Investment Grade Segment (7.2%)	Shares/ $ Par	Value $ (000’s)

Basic Materials continued
(c)(f)JSG Holding PLC, 11.50%, 10/1/15 144A	34,498	37
Massey Energy Co., 6.625%, 11/15/10	25,000	25
Massey Energy Co., 6.875%, 12/15/13 144A	125,000	126
Novelis, Inc., 7.25%, 2/15/15 144A	47,000	44
Owens-Brockway Glass Container, Inc., 6.75%, 12/1/14	66,000	64
Owens-Brockway Glass Container, Inc., 7.75%, 5/15/11	115,000	120
Rockwood Specialties Group, Inc., 10.265%, 5/15/11	73,000	80
Smurfit-Stone Container, 8.375%, 7/1/12	60,000	58

Total		2,128

Builders/Building Materials (0.3%)
Beazer Homes USA, Inc., 6.50%, 11/15/13	39,000	37
Beazer Homes USA, Inc., 6.875%, 7/15/15	16,000	15
DR Horton, Inc., 5.625%, 9/15/14	75,000	72
K. Hovnanian Enterprises, 7.75%, 5/15/13	105,000	103
KB HOME, 5.75%, 2/1/14	46,000	43
KB HOME, 7.75%, 2/1/10	60,000	63
Ply Gem Industries, Inc., 9.00%, 2/15/12	74,000	66
Standard Pacific Corp., 6.50%, 8/15/10	95,000	91
Technical Olympic USA, Inc., 7.50%, 3/15/11	50,000	45
Technical Olympic USA, Inc., 9.00%, 7/1/10	50,000	51
William Lyon Homes, 7.50%, 2/15/14	20,000	17
William Lyon Homes, 7.625%, 12/15/12	32,000	28

Total		631

Capital Goods (0.3%)
Amsted Industries, Inc., 10.25%, 10/15/11 144A	25,000	27
Case New Holland, Inc., 9.25%, 8/1/11	112,000	120
Coleman Cable, Inc., 9.875%, 10/1/12	70,000	57
DA-Lite Screen Co., Inc., 9.50%, 5/15/11	45,000	47
(e)Stanadyne Corp., 12.00%, 2/15/15	115,000	58
Sup Essx Com & Essx Group, 9.00%, 4/15/12	60,000	59
Terex Corp., 7.375%, 1/15/14	45,000	45
Trimas Corp., 9.875%, 6/15/12	50,000	41
United Rentals North America, Inc., 6.50%, 2/15/12	165,000	160

Total		614

Consumer Products/Retailing (0.6%)
ALH Finance LLC, 8.50%, 1/15/13	46,000	43
Delhaize America, Inc., 8.125%, 4/15/11	125,000	136
General Nutrition Centers, Inc., 8.50%, 12/1/10	90,000	77
General Nutrition Centers, Inc., 8.625%, 1/15/11	24,000	23

Asset Allocation Portfolio

Asset Allocation Portfolio

Below Investment Grade Segment (7.2%)	Shares/ $ Par	Value $ (000’s)

Consumer Products/Retailing continued
GSC Holdings Corp., 8.00%, 10/1/12 144A	125,000	118
J.C. Penney Co., Inc., 6.875%, 10/15/15	231,000	249
The Jean Coutu Group (PJC), Inc., 8.50%, 8/1/14	121,000	111
Jostens IH Corp., 7.625%, 10/1/12	52,000	52
Levi Strauss & Co., 8.80%, 4/1/12	60,000	60
(c)Neiman Marcus Group, Inc., 9.00%, 10/15/15 144A	43,000	44
Oxford Industries, Inc., 8.875%, 6/1/11	118,000	120
Phillips Van Heusen Corp., 7.25%, 2/15/11	37,000	38
Phillips Van Heusen Corp., 8.125%, 5/1/13	50,000	53
Rent-A-Center, 7.50%, 5/1/10	120,000	115
Rite Aid Corp., 8.125%, 5/1/10	100,000	102
Samsonite Corp., 8.875%, 6/1/11	73,000	76
(e)Simmons Co., 10.00%, 12/15/14 144A	135,000	73
Warnaco, Inc., 8.875%, 6/15/13	50,000	54

Total		1,544

Energy (0.6%)
AmeriGas Partners LP, 7.25%, 5/20/15	100,000	102
Chesapeake Energy Corp., 6.375%, 6/15/15	103,000	103
Chesapeake Energy Corp., 6.625%, 1/15/06	154,000	156
Colorado Interstate Gas Co., 6.80%, 11/15/15 144A	125,000	128
Denbury Resources, Inc., 7.50%, 12/15/15	30,000	30
El Paso Production Holding, 7.75%, 6/1/13	125,000	130
Hanover Compressor Co., 9.00%, 6/1/14	50,000	55
Kerr-McGee Corp., 6.95%, 7/1/24	125,000	133
Pogo Producing Co., 6.875%, 10/1/17 144A	61,000	59
Range Resources Corp., 6.375%, 3/15/15	72,000	71
Sonat, Inc., 7.625%, 7/15/11	75,000	76
Tesoro Corp., 6.625%, 11/1/15 144A	90,000	91
Whiting Petroleum Corp., 7.25%, 5/1/13	83,000	84
Williams Companies, Inc., 6.375%, 10/1/10 144A	270,000	269

Total		1,487

Financials (0.2%)
Affinion Group, Inc., 10.125%, 10/15/13 144A	85,000	83
Crum and Forster Holding Corp., 10.375%, 6/15/13	30,000	32
E*Trade Financial Corp., 7.875%, 12/1/15	90,000	93
Fairfax Financial Holdings, 7.75%, 4/26/12	81,000	76
LaBranche & Co., Inc., 9.50%, 5/15/09	25,000	26
LaBranche & Co., Inc., 11.00%, 5/15/12	38,000	42
UnumProvident Finance Co. PLC, 6.85%, 11/15/15 144A	60,000	62

Total		414

Below Investment Grade Segment (7.2%)	Shares/ $ Par	Value $ (000’s)

Foods (0.2%)
Dole Foods Co., 8.625%, 5/1/09	30,000	31
B&G Foods, Inc., 8.00%, 10/1/11	58,000	59
Gold Kist, Inc., 10.25%, 3/15/14	39,000	43
Land O Lakes, Inc., 9.00%, 12/15/10	42,000	46
The Restaurant Co., 10.00%, 10/1/13 144A	57,000	53
RJ Reynolds Tobacco Holdings, Inc., 6.50%, 7/15/10 144A	170,000	169
Smithfield Foods, Inc., 7.00%, 8/1/11	50,000	51
Smithfield Foods, Inc., 7.75%, 5/15/13	50,000	53

Total		505

Gaming/Leisure/Lodging (0.6%)
American Casino & Entertainment, 7.85%, 2/1/12	60,000	62
Boyd Gaming Corp., 7.75%, 12/15/12	100,000	105
Corrections Corp. of America, 6.25%, 3/15/13	111,000	110
(c)Eldorado Casino Shreveport/Shreveport Capital Corp., 10.00%, 8/1/12	28,789	22
Hertz Corp., 8.875%, 1/1/14 144A	125,000	127
Host Marriot LP, 7.125%, 11/1/13	175,000	181
Intrawest Corp., 7.50%, 10/15/13	45,000	46
La Quinta Properties, 7.00%, 8/15/12	30,000	32
LCE Acquisition Corp., 9.00%, 8/1/14	58,000	59
MGM Mirage, Inc., 6.375%, 12/15/11	75,000	75
MGM Mirage, Inc., 6.625%, 7/15/15	61,000	61
MGM Mirage, Inc., 6.75%, 9/1/12	50,000	51
MGM Mirage, Inc., 8.375%, 2/1/11	75,000	80
MGM Mirage, Inc., 8.50%, 9/15/10	65,000	70
Mohegan Tribal Gaming, 6.125%, 2/15/13	30,000	29
Penn National Gaming, Inc., 6.75%, 3/1/15	41,000	40
Starwood Hotels & Resorts, 7.875%, 5/1/12	85,000	94
Station Casinos, Inc., 6.00%, 4/1/12	30,000	30
Station Casinos, Inc., 6.875%, 3/1/16	85,000	87
Trump Entertainment Resorts, Inc., 8.50%, 6/1/15	60,000	59
Universal City Development Corp., 11.75%, 4/1/10	44,000	49
Universal City Florida, 8.375%, 5/1/10	33,000	32
Wheeling Island Gaming, 10.125%, 12/15/09	75,000	79
Wynn Las Vegas LLC, 6.625%, 12/1/14	155,000	151

Total		1,731

Health Care/Pharmaceuticals (0.6%)
Alliance Imaging, 7.25%, 12/15/12	38,000	32
Fisher Scientific International, Inc., 6.125%, 7/1/15 144A	71,000	71
Fresenius Medical Capital Trust II, 7.875%, 2/1/08	30,000	31
Fresenius Medical Capital Trust IV, 7.875%, 6/15/11	30,000	32
HCA, Inc., 6.95%, 5/1/12	191,000	198
Iasis Healthcare Corp., 8.75%, 6/15/14	104,000	109

Asset Allocation Portfolio

Asset Allocation Portfolio

Below Investment Grade Segment (7.2%)	Shares/ $ Par	Value $ (000’s)

Health Care/Pharmaceuticals continued
OMEGA Healthcare Investors, Inc., 7.00%, 4/1/14	50,000	50
OMEGA Healthcare Investors, Inc., 7.00%, 1/15/16 144A	90,000	89
Omnicare, Inc., 6.75%, 12/15/13	60,000	61
Senior Housing Properties Trust, 8.625%, 1/15/12	45,000	49
Service Corp. International, 6.75%, 4/1/16	60,000	59
Tenet Healthcare Corp., 6.375%, 12/1/11	85,000	78
Tenet Healthcare Corp., 9.875%, 7/1/14	111,000	112
Triad Hospitals, Inc., 7.00%, 5/15/12	85,000	87
US Oncology, Inc., 9.00%, 8/15/12	60,000	64
Vanguard Health Holding II, 9.00%, 10/1/14	85,000	90
Ventas Realty LP, 6.50%, 6/1/16 144A	60,000	60
Ventas Realty LP, 6.75%, 6/1/10	40,000	41
Ventas Realty LP, 9.00%, 5/1/12	50,000	57

Total		1,370

Media (0.7%)
Charter Communications Holdings LLC, 11.00%, 10/1/15 144A	90,000	76
Charter Communications Operating LLC, 8.375%, 4/30/14 144A	85,000	85
Clarke American Corp., 11.75%, 12/15/13 144A	61,000	61
CSC Holdings, Inc., 7.00%, 4/15/12 144A	65,000	61
CSC Holdings, Inc., 7.25%, 7/15/08	45,000	45
CSC Holdings, Inc., 7.625%, 4/1/11	150,000	149
CSC Holdings, Inc., 8.125%, 7/15/09	60,000	61
CSC Holdings, Inc., 8.125%, 8/15/09	30,000	30
The DIRECTV Group, Inc., 6.375%, 6/15/15	100,000	98
Echostar DBS Corp., 6.375%, 10/1/11	160,000	153
Intelsat Bermuda, Ltd., 8.25%, 1/15/13 144A	60,000	61
Lamar Media Corp., 6.625%, 8/15/15	95,000	95
LIN Television Corp., 6.50%, 5/15/13	90,000	86
Mediacom Broadband LLC/Corp., 8.50%, 10/15/15 144A	55,000	51
Mediacom LLC/Mediacom Capital Corp., 7.875%, 2/15/11	30,000	28
Primedia, Inc., 8.00%, 5/15/13	60,000	51
Rogers Cable, Inc., 6.25%, 6/15/13	97,000	96
Rogers Cable, Inc., 7.875%, 5/1/12	50,000	54
Sinclair Broadcast Group, 8.00%, 3/15/12	88,000	91
Time Warner Entertainment Co., 8.375%, 7/15/33	145,000	170
Videotron Ltee, 6.375%, 12/15/15 144A	25,000	25

Total		1,627

Real Estate (0.1%)
American Real Estate Partners LP, 7.125%, 2/15/13 144A	30,000	30
The Rouse Co., 7.20%, 9/15/12	85,000	89

Below Investment Grade Segment (7.2%)	Shares/ $ Par	Value $ (000’s)

Real Estate continued
Trustreet Properties, Inc., 7.50%, 4/1/15	75,000	75

Total		194

Services (0.1%)
Allied Waste North America, 6.375%, 4/15/11	185,000	180
Allied Waste North America, 7.25%, 3/15/15	70,000	71
Knowledge Learning Center, 7.75%, 2/1/15 144A	45,000	43

Total		294

Structured Product (0.4%)
Dow Jones Credit Derivative High Yield, 6.75%, 6/29/10 144A	1,050,000	1,034

Total		1,034

Technology (0.3%)
Flextronics International, Ltd., 6.25%, 11/15/14	30,000	30
Flextronics International, Ltd., 6.50%, 5/15/13	75,000	76
Stats Chippac, Inc., 6.75%, 11/15/11	53,000	51
SunGard Data Systems, Inc., 3.75%, 1/15/09	30,000	27
SunGard Data Systems, Inc., 4.875%, 1/15/14	70,000	61
SunGard Data Systems, Inc., 9.125%, 8/15/13 144A	35,000	36
Unisys Corp., 6.875%, 3/15/10	97,000	91
Unisys Corp., 8.00%, 10/15/12	75,000	69
Xerox Corp., 7.20%, 4/1/16	47,000	49
Xerox Corp., 7.625%, 6/15/13	160,000	169

Total		659

Telecommunications (0.3%)
American Tower Corp., 7.125%, 10/15/12	30,000	31
Citizens Communications, 9.00%, 8/15/31	61,000	62
Citizens Communications, 9.25%, 5/15/11	100,000	110
GCI, Inc., 7.25%, 2/15/14	50,000	50
MCI, Inc., 8.735%, 5/1/14	85,000	94
Qwest Communications International, Inc., 7.50%, 11/1/08	25,000	25
Qwest Corp., 7.875%, 9/1/11	235,000	254
Rogers Wireless, Inc., 6.375%, 3/1/14	45,000	45
Rogers Wireless, Inc., 7.25%, 12/15/12	48,000	50
Rogers Wireless, Inc., 8.00%, 12/15/12	74,000	78

Total		799

Transportation (0.2%)
Grupo Transportacion Ferroviaria Mexicana, SA de CV (TFM), 9.375%, 5/1/12 144A	32,000	35

Asset Allocation Portfolio

Asset Allocation Portfolio

Below Investment Grade Segment (7.2%)	Shares/ $ Par	Value $ (000’s)

Transportation continued
Grupo Transportacion Ferroviaria Mexicana, SA de CV (TFM), 12.50%, 6/15/12	50,000	57
OMI Corp., 7.625%, 12/1/13	84,000	85
Progress Rail, 7.75%, 4/1/12 144A	35,000	36
Ship Finance International, Ltd., 8.50%, 12/15/13	85,000	79
Stena AB, 7.50%, 11/1/13	140,000	135

Total		427

Utilities (0.4%)
The AES Corp., 8.75%, 5/15/13 144A	130,000	142
The AES Corp., 9.375%, 9/15/10	55,000	60
Aquila, Inc., 9.95%, 2/1/11	105,000	116
CMS Energy Corp., 7.75%, 8/1/10	90,000	94
Edison Mission Energy, 7.73%, 6/15/09	85,000	88
Midwest Generation LLC, 8.75%, 5/1/34	60,000	66
NRG Energy, Inc., 8.00%, 12/15/13	16,000	18
Reliant Energy, Inc., 6.75%, 12/15/14	59,000	51
Sierra Pacific Resources, 8.625%, 3/15/14	75,000	81
Teco Energy, Inc., 6.75%, 5/1/15	40,000	41
Tenaska Alabama II Partners LP, 7.00%, 6/30/21 144A	99,329	100
TXU Corp., 5.55%, 11/15/14	210,000	200

Total		1,057

Total Below Investment Grade Segment (Cost: $17,881)		17,622

Money Market Investments (10.0%)

Federal Government and Agencies (9.8%)
(b)Federal Home Loan Bank Discount Corp., 3.30%, 1/3/06	22,500,000	22,496
Federal National Mortgage Association, 4.33%, 3/27/06	1,500,000	1,485

Total		23,981

Miscellaneous Business Credit Institutions (0.2%)
General Electric Capital, 3.95%, 1/3/06	600,000	600

Total		600

Total Money Market Investments (Cost: $24,580)		24,581

Total Investments (100.0%) (Cost $218,219)(a)		244,715

Other Assets, Less Liabilities (0.0%)		92

Total Net Assets (100.0%)		244,807

*	Non-Income Producing

ADR after the name of a security represents — American Depository Receipt.

144A after the name of a security represents a security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2005 the value of these securities (in thousands) was $5,613, representing 2.29% of the net assets.

RB — Revenue Bond

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $218,718 and the net unrealized appreciation of investments based on that cost was $25,997 which is comprised of $29,324 aggregate gross unrealized appreciation and $3,327 aggregate gross unrealized depreciation.

(b)	All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000’s)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000’s)
US Long Bond (CBT) Commodity (Short)	28	3/06	$4
(Total Notional Value at December 31, 2005, $3,193)
S&P 500 Index Futures (Long)	29	3/06	$(91)
(Total Notional Value at December 31, 2005, $9,188)

(c)	PIK – Payment In Kind

(d)	Defaulted Security

(e)	Step bond security that presently receives no coupon payments. At the predetermined date the stated coupon rate becomes effective.

(f)	Euro Foreign Bond

The Accompanying Notes are an Integral Part of the Financial Statements.

Asset Allocation Portfolio

Balanced Portfolio

Objective:	Portfolio Strategy:	Net Assets:
A high level of current income and capital growth with a low risk profile	Achieve consistent returns and low volatility by diversifying among assets.	$2.9 billion

The investment objective of the Balanced Portfolio is to realize as high a level of long-term total rate of return as is consistent with prudent investment risk. The Portfolio’s total rate of return consists of current income, including dividends, interest and discount accruals, and capital appreciation. The assets of the Balanced Portfolio are invested in three market sectors: common stock and other equity securities in which the Index 500 Stock Portfolio invests; bonds and other debt securities with maturities generally exceeding one year, including the securities in which the Select Bond Portfolio invests; and money market instruments and other debt securities with maturities generally not exceeding one year, including the securities in which the Money Market Portfolio invests. The Balanced Portfolio seeks to achieve its investment objectives by adjusting the mix of investments among the three market sectors. The managers attempt to capitalize on variation in return potential produced by the interaction of changing financial markets and economic conditions.

The Balanced Portfolio differs from the Asset Allocation Portfolio in several ways. It invests in just three asset classes, while the Asset Allocation Portfolio utilizes six categories of assets, including riskier securities such as small-cap stocks, foreign stocks and high yield bonds. The equity portion of the Balanced Portfolio is indexed, while the equities in the Asset Allocation Portfolio are actively managed. The Balanced Portfolio is therefore designed to be a lower risk portfolio, with less volatility than the Asset Allocation Portfolio. Definition of an appropriate benchmark for comparison of returns of the Balanced Portfolio is difficult because there is no index that includes both equity and debt securities. Accordingly, comparisons are provided with three different indices: the S&P 500 Index for stocks, the Citigroup US Broad Investment Grade Bond Index for bonds, and the Merrill Lynch Three-Month U.S. Treasury Bill Index for short-term investments.

As expected, the Balanced Portfolio’s performance for the year ended December 31, 2005 was a blend of stock and bond performance. The Portfolio’s total return of 3.59% was below the return of 4.91% on the S&P 500, but above the 2.57% return on the Citigroup US Broad Investment Grade Bond Index and the 3.07% return on the Merrill Lynch Three-Month U.S. Treasury Bill Index. (These indices are unmanaged, cannot be invested in directly, and do not include administrative expenses or sales charges.) The Portfolio underperformed its peer group, Flexible Portfolio Funds, which had an average return of 4.88% for the same period, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency.

The U.S. stock market advanced overall for the third consecutive year in 2005, though returns were lower than in the previous two years. Despite rising oil prices, higher short-term interest rates, and two devastating Gulf Coast hurricanes, stocks rallied thanks to solid economic growth, brisk merger activity, and better-than-expected corporate earnings. Stocks continued to outperform bonds and cash in 2005, and the Balanced Portfolio’s underperformance relative to its peer group resulted mainly from our equity performance. Because the Portfolio cannot hold riskier assets such as mid-cap, small-cap and foreign stocks, our performance suffered as those asset classes performed well for the year. Stocks were positive overall in 2005, but mid-cap stocks were the clear winners, returning 12.56% as measured by the S&P MidCap 400 Index. Small-cap stocks gained 7.68%, as measured by the S&P SmallCap 600 Index, while the broader stock market, as measured by the S&P 500 Index, returned 4.91%.

In the bond market, the year was marked by low volatility and bonds posted positive, though small, gains in 2005. The yield on the 10-year Treasury bond rose less than 0.2% over the twelve-month period, but short-term interest rates continued to climb as the Federal Reserve Board raised the federal funds rate a total of 200 basis points, or 2%, in 2005. The yield curve continued to flatten as long-term rates failed to rise in concert with short term rates.

Our strategy remains focused on finding ways to add value in a low return environment by altering the mix between stocks and bonds. Consequently, minor changes were made to the asset mix throughout 2005. In the stock portion of the Portfolio, we adjusted holdings periodically to take advantage of fluctuations in the market. In the bond component, we adjusted the average duration of our holdings to take advantage of trading opportunities throughout the year. We also lowered our exposure to corporate and government bonds, which had been relatively overweight, and significantly increased our weighting in mortgage-backed and asset-backed securities in order to increase yield and bring the Portfolio into line with its fixed income benchmarks. The Portfolio’s asset mix ended the year with stocks modestly higher and bonds lower than at the beginning of 2005.

Balanced Portfolio

Balanced Portfolio

This chart assumes an initial investment of $10,000 made on 12/31/95. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

In the graph, the Portfolio is compared against four indices representing the three major components of the Portfolio: equities, fixed income and cash equivalent investments. The indices cannot be invested in directly and do not include sales charges.

The Merrill Lynch U.S. Domestic Master Index tracks the performance of U.S. dollar-denominated investment grade Government and Corporate public debt issued in the U.S. Domestic bond market, including Mortgage Pass-Through securities but excluding Asset Backed securities. Qualifying bonds must have at least one year remaining term to maturity, a fixed coupon schedule and a minimum amount outstanding of $1 billion for U.S. Treasuries and $250 million for all other securities. Bonds must be rated investment grade based on a composite of Moody’s, S&P, and Fitch. “Yankee” bonds (debt of foreign issuers issued in the U.S. domestic market) are included in the Index provided the issuer is a Supranational or has a country of risk with an investment grade foreign currency long-term debt rating (based on a composite of Moody’s, S&P, and Fitch). “Global” bonds (debt issued simultaneously in the Eurobond and U.S. domestic bond markets) also qualify for inclusion. 144A issues are included in the index. Perpetual and fixed-to-floating rate securities qualify provided they are callable within the fixed-rate period. Tax exempt Municipal securities are excluded from the Index. Defaulted bonds and pay-in-kind bonds are excluded. The index is re-balanced on the last calendar day of the month. Issues that meet the qualifying criteria are included in the index for the following month. Issues that no longer meet the criteria during the course of the month remain in the index until the next month-end re-balancing at which point they are dropped from the index. Additional sub-indices are available that segment the Index by maturity and rating. The inception date of the Index is December 31, 1975.

The Merrill Lynch 91-Day T-Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. At the end of the month that issue is sold and rolled into a newly selected issue. The issue selected at each month-end re-balancing is the outstanding Treasury Bill that matures closest to, but not beyond 3 months from the re-balancing date. To qualify for selection, an issue must have settled on or before the re-balancing (month-end) date. While the index will often hold the Treasury Bill issued at the most recent or prior 3-month auction, it is also possible for a seasoned 6-month or 1-Year Bill to be selected. The inception date of the index is December 31, 1997.

The Citigroup U.S. Broad Investment Grade Bond Index is designed to track the performance of bonds issued in the U.S. investment-grade bond market. The index is market-capitalization-weighted and includes fixed-rate Treasury, government sponsored, mortgages, asset-backed, and investment grade (BBB-/Baa3) issues with a maturity of one year or longer and a minimum amount outstanding of US $1 billion for Treasuries and government-sponsored issues, US $5 billion for mortgages, US $1 billion per origination year generics for entry and US $2.5 billion per coupon and US $1 billion per origination year generics for exit. For credit, asset-backed issues, the entry and exits amounts are $250 million.

The fund is changing its benchmark index from the Merrill Lynch Domestic Master Index to the Citigroup U.S. Broad Investment Grade Bond Index because the Citigroup Index provides greater transparency as to the composition and characteristics of the Index than does the Merrill Lynch Index. The greater transparency allows the Fund to enhance its analysis of performance relative to the benchmark.

The Standard & Poor’s 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. As of December 31, 2005, the 500 companies in the composite had a median market capitalization of $11.3 billion and a total market value of $11.5 trillion. The S&P 500 represents approximately 58.2% of the market value of the Compustat’s database of about 9,400 equities. The index cannot be invested in directly and does not include sales charges.

The Lipper Variable Insurance Products (VIP) Flexible Portfolio Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that allocate investments across various asset classes, including domestic common stocks, bonds, and money market instruments with a focus on total return. Source: Lipper, Inc.

Balanced Portfolio

Balanced Portfolio

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

No investment strategy can guarantee a profit or protect against a loss.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,032.80	$1.52
Hypothetical (5% return before expenses)	$1,000.00	$1,023.40	$1.52

*	Expenses are equal to the Fund’s annualized expense ratio of 0.30%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Balanced Portfolio

Balanced Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Revenue Bonds (0.2%)	Shares/ $ Par	Value $ (000’s)

Municipal Bonds — Revenue (0.2%)
Nashville & Davidson County, Tennessee Health and Educational Facilities Board of The Metropolitan Government, 0.00%, 6/1/21, RB	9,800,000	4,838

Total Revenue Bonds (Cost: $4,464)		4,838

Corporate Bonds (14.0%)

Aerospace/Defense (0.9%)
Boeing Capital Corp., 4.75%, 8/25/08	5,359,000	5,345
General Dynamics Corp., 3.00%, 5/15/08	6,398,000	6,131
General Dynamics Corp., 4.25%, 5/15/13	890,000	851
L-3 Communications Corp., 5.875%, 1/15/15	2,790,000	2,706
L-3 Communications Corp., 6.375%, 10/15/15 144A	1,450,000	1,446
Lockheed Martin Corp., 8.50%, 12/1/29	2,755,000	3,755
Raytheon Co., 5.50%, 11/15/12	6,584,000	6,734

Total		26,968

Auto Manufacturing (0.2%)
General Motors Acceptance Corp., 5.625%, 5/15/09	4,500,000	4,003
General Motors Acceptance Corp., 6.75%, 12/1/14	3,310,000	2,978

Total		6,981

Banking (2.3%)
Bank of America Corp., 7.40%, 1/15/11	7,668,000	8,446
Bank of New York, 4.95%, 1/14/11	1,550,000	1,548
Bank One Corp., 5.25%, 1/30/13	5,225,000	5,233
BB&T Corp., 4.90%, 6/30/17	3,075,000	2,984
Citigroup, Inc., 4.625%, 8/3/10	5,200,000	5,128
Compass Bank, 5.50%, 4/1/20	3,135,000	3,139
National Australia Bank, Ltd., 4.80%, 4/6/10 144A	4,208,000	4,183
PNC Bank NA, 5.25%, 1/15/17	1,565,000	1,559
Rabobank Capital Fund II, 5.26%, 12/31/13 144A	1,410,000	1,397
State Street Bank and Trust Co., 5.30%, 1/15/16	1,780,000	1,800
Suntrust Bank, 5.00%, 9/1/15	2,575,000	2,546
U.S. Bancorp, 4.50%, 7/29/10	1,000,000	982
U.S. Central Credit Union, 2.75%, 5/30/08	3,950,000	3,767
UnionBanCal Corp., 5.25%, 12/16/13	1,160,000	1,156
US Bank NA, 4.95%, 10/30/14	2,100,000	2,078
Wachovia Bank NA, 4.80%, 11/1/14	1,890,000	1,834
Washington Mutual, Inc., 5.00%, 3/22/12	2,740,000	2,707

Corporate Bonds (14.0%)	Shares/ $ Par	Value $ (000’s)

Banking continued
Wells Fargo Bank NA, 6.45%, 2/1/11	4,850,000	5,169
World Savings Bank FSB, 4.125%, 12/15/09	7,700,000	7,496
Zions Bancorporation, 5.50%, 11/16/15	2,290,000	2,307

Total		65,459

Beverage/Bottling (0.6%)
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	910,000	1,035
Anheuser-Busch Companies, Inc., 9.00%, 12/1/09	5,010,000	5,746
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	4,175,000	4,190
Diageo Capital PLC, 4.375%, 5/3/10	4,815,000	4,696
PepsiAmericas, Inc., 4.875%, 1/15/15	3,175,000	3,130

Total		18,797

Cable/Media/Broadcasting/Satellite (0.9%)
Comcast Corp., 5.30%, 1/15/14	3,835,000	3,762
News America, Inc., 6.40%, 12/15/35 144A	1,545,000	1,557
Rogers Cable, Inc., 6.25%, 6/15/13	1,090,000	1,075
Time Warner Entertainment Co. LP, 7.25%, 9/1/08	5,435,000	5,689
Time Warner Entertainment Co. LP, 8.375%, 7/15/33	1,250,000	1,477
Viacom, Inc., 5.625%, 5/1/07	11,400,000	11,461

Total		25,021

Consumer Products (0.3%)
The Clorox Co., 4.20%, 1/15/10	3,365,000	3,261
The Gillette Co., 2.50%, 6/1/08	5,000,000	4,740

Total		8,001

Electric Utilities (2.3%)
Arizona Public Service Co., 5.50%, 9/1/35	730,000	691
CenterPoint Energy Transition Bond Co. LLC, 5.17%, 8/1/19	2,580,000	2,606
Consumer Energy Co., 4.80%, 2/17/09	6,580,000	6,494
DTE Energy Co., 7.05%, 6/1/11	7,520,000	8,103
Duquesne Light Holdings, Inc., 5.50%, 8/15/15	1,805,000	1,772
Entergy Mississippi, Inc., 6.25%, 4/1/34	1,030,000	1,025
FPL Group Capital, Inc., 5.551%, 2/16/08	4,245,000	4,282
Indiana Michigan Power, 5.05%, 11/15/14	3,660,000	3,559
Kiowa Power Partners LLC, 4.811%, 12/30/13 144A	1,565,576	1,515
Kiowa Power Partners LLC, 5.737%, 3/30/21 144A	4,785,000	4,799

Balanced Portfolio

Balanced Portfolio

Corporate Bonds (14.0%)	Shares/ $ Par	Value $ (000’s)

Electric Utilities continued
Nevada Power Co., 5.875%, 1/15/15	1,830,000	1,816
Oncor Electric Delivery, 6.375%, 1/15/15	3,450,000	3,661
PacifiCorp, 5.45%, 9/15/13	10,540,000	10,774
PPL Electric Utilities Corp., 4.30%, 6/1/13	4,775,000	4,543
PPL Electric Utilities Corp., 5.875%, 8/15/07	725,000	735
PPL Electric Utilities Corp., 6.25%, 8/15/09	215,000	224
Progress Energy, Inc., 4.50%, 6/1/10	3,636,000	3,561
Progress Energy, Inc., 6.85%, 4/15/12	1,570,000	1,686
Public Service Electric & Gas Co., 5.00%, 1/1/13	1,500,000	1,483
Puget Energy, Inc., 3.363%, 6/1/08	2,465,000	2,372
Virginia Electric & Power Co., 5.25%, 12/15/15	3,695,000	3,673

Total		69,374

Food Processors (0.5%)
Bunge Ltd. Finance Corp., 5.10%, 7/15/15	2,615,000	2,530
Kellogg Co., 6.60%, 4/1/11	5,675,000	6,075
Kraft Foods, Inc., 6.25%, 6/1/12	4,705,000	4,964

Total		13,569

Gaming/Leisure/Lodging (0.1%)
Seminole Tribe of Florida, 5.798%, 10/1/13 144A	4,095,000	4,074

Total		4,074

Gas Pipelines (0.4%)
Consolidated Natural Gas Co., 5.00%, 12/1/14	3,585,000	3,478
Enterprise Products Operating LP, 4.95%, 6/1/10	4,795,000	4,702
Kinder Morgan Energy Partners LP, 5.00%, 12/15/13	3,115,000	3,036

Total		11,216

Independent Finance (0.7%)
American General Finance Corp., 4.50%, 12/1/15	2,580,000	2,572
HSBC Finance Corp., 4.125%, 11/16/09	4,400,000	4,248
International Lease Finance Corp., 4.75%, 1/13/12	5,545,000	5,406
iStar Financial, Inc., 5.15%, 3/1/12	8,215,000	7,956

Total		20,182

Machinery (0.0%)
John Deere Capital Corp., 4.50%, 8/25/08	1,325,000	1,311

Total		1,311

Oil and Gas (0.7%)
Conoco Funding Co., 6.35%, 10/15/11	5,065,000	5,426
Kerr-McGee Corp., 6.95%, 7/1/24	1,250,000	1,326

Corporate Bonds (14.0%)	Shares/ $ Par	Value $ (000’s)

Oil and Gas continued
Occidental Petroleum, 4.00%, 11/30/07	2,800,000	2,747
Occidental Petroleum, 10.125%, 9/15/09	3,230,000	3,800
Pemex Project Funding Master Trust, 5.75%, 12/15/15 144A	3,645,000	3,627
Pioneer Natural Resource Co., 5.875%, 7/15/16	2,630,000	2,605
XTO Energy, Inc., 5.00%, 1/31/15	1,500,000	1,468

Total		20,999

Other Finance (0.4%)
Kinder Morgan Finance Co., 5.70%, 1/5/16 144A	5,155,000	5,200
SLM Corp., 4.50%, 7/26/10	5,560,000	5,443

Total		10,643

Other Services (0.1%)
Waste Management, Inc., 5.00%, 3/15/14	2,600,000	2,548

Total		2,548

Paper and Forest Products (0.0%)
Georgia-Pacific Corp., 7.70%, 6/15/15	1,090,000	1,052

Total		1,052

Pharmaceuticals (0.4%)
Abbott Laboratories, 3.75%, 3/15/11	3,750,000	3,550
Pfizer, Inc., 5.625%, 2/1/06	7,175,000	7,180

Total		10,730

Property and Casualty Insurance (0.2%)
Berkley (WR) Corp., 9.875%, 5/15/08	4,310,000	4,778
Berkshire Hathaway Finance, 3.40%, 7/2/07	2,500,000	2,447

Total		7,225

Railroads (0.6%)
Burlington Northern Santa Fe, 6.125%, 3/15/09	5,600,000	5,792
Union Pacific Corp., 3.875%, 2/15/09	5,600,000	5,411
Union Pacific Corp., 7.375%, 9/15/09	5,600,000	6,037

Total		17,240

Real Estate Investment Trusts (0.5%)
Archstone-Smith Operating Trust, 5.25%, 12/1/10	860,000	860
Camden Property Trust, 5.00%, 6/15/15	3,125,000	3,000
Developers Diversified Realty Corp., 5.375%, 10/15/12	1,535,000	1,512
ERP Operating LP, 5.25%, 9/15/14	1,950,000	1,941
First Industrial LP, 5.25%, 6/15/09	1,925,000	1,918
HRPT Properties Trust, 5.75%, 11/1/15	1,225,000	1,221
Simon Property Group LP, 5.375%, 6/1/11 144A	4,445,000	4,456

Total		14,908

Retail Food and Drug (0.1%)
The Kroger Co., 6.75%, 4/15/12	1,545,000	1,625

Total		1,625

Balanced Portfolio

Balanced Portfolio

Corporate Bonds (14.0%)	Shares/ $ Par	Value $ (000’s)

Retail Stores (0.6%)
Federated Department Stores, 6.30%, 4/1/09	6,785,000	6,997
J.C. Penney Co., Inc., 6.875%, 10/15/15	3,470,000	3,757
Target Corp., 5.40%, 10/1/08	5,605,000	5,696

Total		16,450

Security Brokers and Dealers (0.3%)
Goldman Sachs Group, Inc., 5.15%, 1/15/14	3,660,000	3,636
Merrill Lynch & Co., Inc., 5.00%, 1/15/15	1,550,000	1,527
Morgan Stanley, 5.375%, 10/15/15	2,115,000	2,117

Total		7,280

Telecommunications (0.8%)
ALLTELL Corp., 4.656%, 5/17/07	2,250,000	2,240
(e)AT&T Corp., 9.75%, 11/15/31	920,000	1,156
BellSouth Corp., 6.55%, 6/15/34	2,705,000	2,881
Cingular Wireless LLC, 7.125%, 12/15/31	2,740,000	3,136
Sprint Capital Corp., 8.375%, 3/15/12	5,145,000	5,963
Telecom Italia Capital, 4.00%, 1/15/10	5,440,000	5,181
Verizon Global Funding Corp., 4.375%, 6/1/13	1,500,000	1,421
Verizon Global Funding Corp., 5.85%, 9/15/35	1,620,000	1,561

Total		23,539

Tobacco (0.1%)
Altria Group, Inc., 7.75%, 1/15/27	1,575,000	1,870

Total		1,870

Total Corporate Bonds (Cost: $413,269)		407,062

Governments (6.8%)

Governments (6.8%)
Aid-Israel, 0.00%, 11/15/22	11,600,000	5,084
Aid-Israel, 0.00%, 11/15/23	11,500,000	4,800
Aid-Israel, 5.50%, 4/26/24	9,840,000	10,615
(e)BECCS, 14.00%, 11/15/11	8,400,000	8,071
Federal Home Loan Bank, 5.54%, 1/8/09	5,000,000	5,122
Federal Home Loan Bank, 6.00%, 5/13/13	4,580,000	4,445
Federal Home Loan Bank, 6.00%, 7/17/18	3,880,000	3,613
Housing & Urban Development, 6.17%, 8/1/14	14,981,000	16,045
Overseas Private Investment, 4.10%, 11/15/14	3,902,080	3,769
(e)Tennessee Valley Authority Stripped, 8.25%, 4/15/42	6,100,000	4,737
(g)US Treasury, 4.25%, 10/31/07	15,516,000	15,471
(g)US Treasury, 4.25%, 10/15/10	16,197,000	16,112
(g)US Treasury, 4.25%, 8/15/15	10,000,000	9,871

Governments (6.8%)	Shares/ $ Par	Value $ (000’s)

Governments continued
US Treasury, 4.375%, 11/15/08	2,300,000	2,300
US Treasury, 4.375%, 12/15/10	3,680,000	3,683
(g)US Treasury, 4.50%, 11/15/10	15,400,000	15,483
(g)US Treasury, 4.50%, 11/15/15	4,303,000	4,338
(g)US Treasury, 5.375%, 2/15/31	57,138,000	64,183

Total Governments (Cost: $193,645)		197,742

Structured Products (16.9%)

Structured Products (16.9%)
Asset Securitization Corp., Series 1997-D5, Class PS1, 1.62%, 2/14/43 IO	18,531,599	888
Banc of America Securities Auto Trust, Series 2005-WF1, Class A2, 3.89%, 6/18/08	13,513,000	13,450
Chase Manhattan Auto Owner Trust, Series 2005-A, Class A2, 3.72%, 12/15/07	14,241,000	14,171
Commercial Mortgage Acceptance Corp., Series 1997-ML1, Class B, 6.64%, 12/15/30	2,500,000	2,566
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	5,700,000	6,051
DLJ Commercial Mortgage Corp., Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	207,393,002	4,346
DLJ Mortgage Acceptance Corp., Series 1997-CF2, Class S, 0.35%, 10/15/30 IO 144A	11,093,390	131
Enterprise Mortgage Acceptance Co., Series 1998-1, Class IO, 1.37%, 1/15/25 IO 144A	21,997,737	935
Federal Home Loan Mortgage Corp., 4.00%, 10/1/20	2,685,057	2,559
Federal Home Loan Mortgage Corp., 4.50%, 5/1/19	3,673,986	3,581
Federal Home Loan Mortgage Corp., 4.50%, 7/1/20	9,096,209	8,852
Federal Home Loan Mortgage Corp., 4.50%, 5/1/35	11,992,179	11,282
Federal Home Loan Mortgage Corp., 5.00%, 10/1/19	3,675,816	3,641
Federal Home Loan Mortgage Corp., 5.00%, 2/1/20	1,197,929	1,186
Federal Home Loan Mortgage Corp., 5.00%, 5/1/20	4,354,246	4,312
Federal Home Loan Mortgage Corp., 5.00%, 10/1/20	2,238,656	2,217
Federal Home Loan Mortgage Corp., 5.00%, 9/1/35	8,464,103	8,195
Federal Home Loan Mortgage Corp., 5.00%, 11/1/35	42,117,725	40,774
Federal Home Loan Mortgage Corp., 5.50%, 9/1/19	1,607,432	1,617

Balanced Portfolio

Balanced Portfolio

Structured Products (16.9%)	Shares/ $ Par	Value $ (000’s)

Structured Products continued
Federal Home Loan Mortgage Corp., 5.50%, 11/1/19	3,085,141	3,105
Federal Home Loan Mortgage Corp., 5.50%, 12/1/19	592,849	597
Federal Home Loan Mortgage Corp., 5.50%, 3/1/20	4,060,760	4,085
Federal Home Loan Mortgage Corp., 5.50%, 6/1/35	5,203,298	5,157
Federal Home Loan Mortgage Corp., 5.50%, 10/1/35	21,264,185	21,074
Federal Home Loan Mortgage Corp., 5.50%, 11/1/35	3,491,626	3,460
Federal Home Loan Mortgage Corp., 6.50%, 4/1/11	1,174,287	1,206
Federal Home Loan Mortgage Corp., 6.50%, 5/1/34	2,813,557	2,884
Federal National Mortgage Association, 4.00%, 6/1/19	1,824,556	1,744
Federal National Mortgage Association, 4.50%, 6/1/19	14,563,059	14,193
Federal National Mortgage Association, 4.50%, 8/1/19	1,847,552	1,801
Federal National Mortgage Association, 4.50%, 12/1/19	1,644,905	1,603
Federal National Mortgage Association, 4.50%, 8/1/20	3,599,033	3,502
Federal National Mortgage Association, 4.50%, 10/1/20	8,340,890	8,117
Federal National Mortgage Association, 4.50%, 8/1/35	2,156,101	2,031
Federal National Mortgage Association, 5.00%, 3/1/20	5,041,209	4,989
Federal National Mortgage Association, 5.00%, 4/1/20	1,981,017	1,960
Federal National Mortgage Association, 5.00%, 5/1/20	3,722,333	3,682
Federal National Mortgage Association, 5.00%, 7/1/20	3,943,948	3,902
Federal National Mortgage Association, 5.00%, 4/1/35	5,307,490	5,143
Federal National Mortgage Association, 5.00%, 7/1/35	6,701,482	6,493
Federal National Mortgage Association, 5.00%, 8/1/35	10,485,281	10,160
Federal National Mortgage Association, 5.00%, 9/1/35	12,662,293	12,269
Federal National Mortgage Association, 5.00%, 10/1/35	2,757,930	2,672
Federal National Mortgage Association, 5.50%, 9/1/34	12,531,309	12,421
Federal National Mortgage Association, 5.50%, 3/1/35	12,552,208	12,432
Federal National Mortgage Association, 5.50%, 7/1/35	2,459,835	2,436
Federal National Mortgage Association, 5.50%, 8/1/35	4,355,275	4,314
Federal National Mortgage Association, 5.50%, 9/1/35	24,683,002	24,446

Structured Products (16.9%)	Shares/ $ Par	Value $ (000’s)

Structured Products continued
Federal National Mortgage Association, 5.50%, 10/1/35	10,911,761	10,807
Federal National Mortgage Association, 5.50%, 11/1/35	26,558,112	26,304
Federal National Mortgage Association, 6.00%, 5/1/35	6,954,573	7,021
Federal National Mortgage Association, 6.00%, 6/1/35	14,660,996	14,800
Federal National Mortgage Association, 6.00%, 7/1/35	17,270,329	17,433
Federal National Mortgage Association, 6.00%, 8/1/35	1,021,474	1,031
Federal National Mortgage Association, 6.00%, 10/1/35	2,801,846	2,828
Federal National Mortgage Association, 6.00%, 11/1/35	11,446,560	11,555
Federal National Mortgage Association, 6.75%, 4/25/18	3,642,159	3,752
Federal National Mortgage Association, 6.75%, 12/25/23	331	0
Government National Mortgage Association, 5.00%, 7/15/33	3,060,210	3,024
Government National Mortgage Association, 5.50%, 1/15/32	273,292	275
Government National Mortgage Association, 5.50%, 2/15/32	2,960,736	2,984
Government National Mortgage Association, 5.50%, 9/15/32	85,988	87
GS Auto Loan Trust, Series 2005-1, Class A3, 4.45%, 5/17/10	10,593,000	10,516
Honda Auto Receivables Owner Trust, Series 2005-3, Class A2, 3.73%, 10/18/07	13,525,000	13,452
Hyundai Auto Receivables Trust, Series 2005-A, Class A2, 3.88%, 6/16/08	9,456,000	9,407
Merrill Auto Trust Securitization, Series 2005-1, Class A2A, 3.90%, 4/25/08	6,745,000	6,715
Midland Realty Acceptance Corp., Series 1996-C2, Class AEC, 1.35%, 1/25/29 IO 144A	7,170,760	79
Morgan Stanley Capital, Series 1998-WF2, Class A2, 6.54%, 5/15/08	11,402,072	11,735
(d)RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.47%, 1/15/19 144A	1,800,000	180
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	559,770	559
Vendee Mortgage Trust, Series 1998-3, Class E, 6.50%, 3/15/29	4,184,749	4,245
WFS Financial Owner Trust, Series 2005-3, Class A3A, 4.25%, 6/17/10	13,319,000	13,187
World Omni Auto Receivables Trust, Series 2005-B, Class A3, 4.40%, 5/20/09	5,650,000	5,615

Total Structured Products (Cost: $495,630)		490,223

Balanced Portfolio

Balanced Portfolio

Common Stocks (50.3%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary (5.5%)
*Amazon.com, Inc.	39,900	1,881
*Apollo Group, Inc. — Class A	19,000	1,149
*AutoNation, Inc.	23,600	513
*AutoZone, Inc.	7,175	658
*Bed Bath & Beyond, Inc.	38,700	1,399
Best Buy Co., Inc.	53,200	2,313
*Big Lots, Inc.	14,800	178
The Black & Decker Corp.	10,200	887
Brunswick Corp.	12,600	512
Carnival Corp.	56,473	3,020
*CCE Spinco, Inc.	8,818	116
Centex Corp.	16,600	1,187
Circuit City Stores, Inc.	20,400	461
Clear Channel Communications, Inc.	70,450	2,216
*Coach, Inc.	49,500	1,650
*Comcast Corp. — Class A	282,837	7,342
Cooper Tire & Rubber Co.	8,000	123
D.R. Horton, Inc.	35,500	1,268
Dana Corp.	19,515	140
Darden Restaurants, Inc.	17,049	663
Dillard’s, Inc. — Class A	8,036	199
Dollar General Corp.	41,265	787
Dow Jones & Co., Inc.	7,680	273
The E.W. Scripps Co. — Class A	11,100	533
Eastman Kodak Co.	37,417	876
*eBay, Inc.	148,900	6,440
Family Dollar Stores, Inc.	20,200	501
Federated Department Stores, Inc.	35,442	2,351
Ford Motor Co.	241,907	1,868
Fortune Brands, Inc.	19,033	1,485
Gannett Co., Inc.	31,250	1,893
The Gap, Inc.	74,725	1,318
General Motors Corp.	73,625	1,430
Genuine Parts Co.	22,575	991
*The Goodyear Tire & Rubber Co.	22,900	398
H&R Block, Inc.	42,700	1,048
Harley-Davidson, Inc.	35,775	1,842
Harrah’s Entertainment, Inc.	23,950	1,707
Hasbro, Inc.	23,275	470
Hilton Hotels Corp.	42,750	1,031
The Home Depot, Inc.	276,697	11,200
International Game Technology	43,900	1,351
*The Interpublic Group of Companies, Inc.	56,100	541
J. C. Penney Co., Inc.	30,225	1,681
Johnson Controls, Inc.	25,100	1,830
Jones Apparel Group, Inc.	15,200	467
KB HOME	10,200	741
Knight-Ridder, Inc.	9,050	573
*Kohl’s Corp.	44,933	2,184
Leggett & Platt, Inc.	23,967	550
Lennar Corp. — Class A	17,900	1,092
Limited Brands, Inc.	45,399	1,015
Liz Claiborne, Inc.	13,900	498
Lowe’s Companies, Inc.	101,850	6,789
Marriott International, Inc. — Class A	21,400	1,433
Mattel, Inc.	52,560	831
Maytag Corp.	10,367	195
McDonald’s Corp.	163,971	5,529

Common Stocks (50.3%)	Shares/ $ Par	Value $ (000’s)

Consumer Discretionary continued
The McGraw-Hill Companies, Inc.	48,780	2,519
Meredith Corp.	5,500	288
The New York Times Co. — Class A	18,892	500
Newell Rubbermaid, Inc.	35,911	854
News Corp. — Class A	316,900	4,928
NIKE, Inc. — Class B	24,800	2,152
Nordstrom, Inc.	28,466	1,065
*Office Depot, Inc.	40,243	1,264
OfficeMax, Inc.	9,200	233
Omnicom Group, Inc.	23,500	2,001
Pulte Homes, Inc.	27,900	1,098
RadioShack Corp.	17,567	369
Reebok International, Ltd.	6,900	402
*Sears Holdings Corp.	12,999	1,502
The Sherwin-Williams Co.	14,660	666
Snap-on, Inc.	7,517	282
The Stanley Works	9,450	454
Staples, Inc.	95,275	2,164
*Starbucks Corp.	100,100	3,004
Starwood Hotels & Resorts Worldwide, Inc.	28,600	1,826
Target Corp.	114,543	6,296
Tiffany & Co.	18,533	710
Time Warner, Inc.	607,300	10,590
The TJX Companies, Inc.	60,000	1,394
Tribune Co.	34,131	1,033
*Univision Communications, Inc. —Class A	29,100	855
VF Corp.	11,543	639
Viacom, Inc. — Class B	201,261	6,561
*Visteon Corp.	16,712	105
The Walt Disney Co.	250,533	6,005
Wendy’s International, Inc.	15,150	837
Whirlpool Corp.	8,750	733
Yum! Brands, Inc.	36,880	1,729

Total		158,675

Consumer Staples (4.8%)
Alberto-Culver Co.	9,800	448
Albertson’s, Inc.	47,995	1,025
Altria Group, Inc.	271,204	20,264
Anheuser-Busch Companies, Inc.	101,119	4,344
Archer-Daniels-Midland Co.	85,075	2,098
Avon Products, Inc.	59,750	1,706
Brown-Forman Corp. — Class B	10,868	753
Campbell Soup Co.	24,254	722
The Clorox Co.	19,650	1,118
The Coca-Cola Co.	269,600	10,868
Coca-Cola Enterprises, Inc.	39,500	757
Colgate-Palmolive Co.	67,454	3,700
ConAgra Foods, Inc.	67,633	1,372
*Constellation Brands, Inc. — Class A	25,600	671
Costco Wholesale Corp.	61,452	3,040
CVS Corp.	106,066	2,802
General Mills, Inc.	46,233	2,280
H.J. Heinz Co.	43,583	1,470
The Hershey Co.	23,600	1,304
Kellogg Co.	33,443	1,445

Balanced Portfolio

Balanced Portfolio

Common Stocks (50.3%)	Shares/ $ Par	Value $ (000’s)

Consumer Staples continued
Kimberly-Clark Corp.	60,897	3,633
*The Kroger Co.	94,373	1,782
McCormick & Co., Inc.	17,400	538
Molson Coors Brewing Co.	7,400	496
The Pepsi Bottling Group, Inc.	17,900	512
PepsiCo, Inc.	216,100	12,767
The Procter & Gamble Co.	436,561	25,268
Reynolds American, Inc.	11,100	1,058
Safeway, Inc.	58,500	1,384
Sara Lee Corp.	98,884	1,869
SUPERVALU, Inc.	17,750	577
Sysco Corp.	80,750	2,507
Tyson Foods, Inc. — Class A	32,800	561
UST, Inc.	21,333	871
Wal-Mart Stores, Inc.	325,333	15,226
Walgreen Co.	131,854	5,836
Wm. Wrigley Jr. Co.	23,333	1,551

Total		138,623

Energy (4.7%)
Amerada Hess Corp.	10,400	1,319
Anadarko Petroleum Corp.	30,877	2,926
Apache Corp.	42,930	2,942
Baker Hughes, Inc.	44,540	2,707
BJ Services Co.	42,000	1,540
Burlington Resources, Inc.	49,272	4,247
Chevron Corp.	292,368	16,598
ConocoPhillips	180,706	10,513
Devon Energy Corp.	57,900	3,621
El Paso Corp.	85,917	1,045
EOG Resources, Inc.	31,480	2,310
Exxon Mobil Corp.	810,471	45,524
Halliburton Co.	66,785	4,138
Kerr-McGee Corp.	15,108	1,373
Kinder Morgan, Inc.	13,733	1,263
Marathon Oil Corp.	47,724	2,910
Murphy Oil Corp.	21,500	1,161
*Nabors Industries, Ltd.	20,550	1,557
*National-Oilwell Varco, Inc.	22,700	1,423
Noble Corp.	17,850	1,259
Occidental Petroleum Corp.	52,380	4,184
Rowan Companies, Inc.	14,250	508
Schlumberger, Ltd.	76,733	7,455
Sunoco, Inc.	17,700	1,387
*Transocean, Inc.	42,954	2,993
Valero Energy Corp.	80,300	4,143
*Weatherford International, Ltd.	45,300	1,640
The Williams Companies, Inc.	74,600	1,728
XTO Energy, Inc.	47,333	2,080

Total		136,494

Financials (10.6%)
ACE, Ltd.	42,000	2,244
AFLAC, Inc.	65,150	3,024
The Allstate Corp.	84,469	4,567
Ambac Financial Group, Inc.	13,700	1,056
American Express Co.	161,700	8,321
American International Group, Inc.	338,090	23,069

Common Stocks (50.3%)	Shares/ $ Par	Value $ (000’s)

Financials continued
Ameriprise Financial, Inc.	32,060	1,314
AmSouth Bancorporation	45,445	1,191
Aon Corp.	41,675	1,498
Apartment Investment & Management Co. — Class A	12,500	473
Archstone-Smith Trust	27,600	1,156
Bank of America Corp.	523,090	24,142
The Bank of New York Co., Inc.	100,320	3,195
BB&T Corp.	70,600	2,959
The Bear Stearns Companies, Inc.	14,745	1,703
Capital One Financial Corp.	39,000	3,370
The Charles Schwab Corp.	134,386	1,971
The Chubb Corp.	26,050	2,544
Cincinnati Financial Corp.	22,718	1,015
CIT Group, Inc.	26,000	1,346
Citigroup, Inc.	658,874	31,976
Comerica, Inc.	21,500	1,220
Compass Bancshares, Inc.	16,200	782
Countrywide Financial Corp.	77,798	2,660
*E*TRADE Financial Corp.	53,300	1,112
Equity Office Properties Trust	52,900	1,604
Equity Residential	37,500	1,467
Fannie Mae	126,029	6,151
Federated Investors, Inc. — Class B	11,000	407
Fifth Third Bancorp	72,243	2,725
First Horizon National Corp.	16,400	630
Franklin Resources, Inc.	19,350	1,819
Freddie Mac	90,014	5,882
Genworth Financial, Inc.	49,100	1,698
Golden West Financial Corp.	33,200	2,191
The Goldman Sachs Group, Inc.	58,700	7,497
The Hartford Financial Services Group, Inc.	39,150	3,363
Huntington Bancshares, Inc.	29,700	705
Janus Capital Group, Inc.	28,071	523
Jefferson-Pilot Corp.	17,453	994
JPMorgan Chase & Co.	455,709	18,088
KeyCorp	53,125	1,749
Lehman Brothers Holdings, Inc.	34,856	4,467
Lincoln National Corp.	22,560	1,196
Loews Corp.	17,633	1,672
M&T Bank Corp.	10,400	1,134
Marsh & McLennan Companies, Inc.	70,980	2,254
Marshall & Ilsley Corp.	27,200	1,171
MBIA, Inc.	17,450	1,050
MBNA Corp.	163,495	4,439
Mellon Financial Corp.	54,409	1,864
Merrill Lynch & Co., Inc.	119,700	8,107
MetLife, Inc.	98,615	4,832
MGIC Investment Corp.	11,800	777
Moody’s Corp.	32,300	1,984
Morgan Stanley	140,431	7,968
National City Corp.	71,779	2,410
North Fork Bancorporation, Inc.	62,000	1,696
Northern Trust Corp.	24,150	1,251
Plum Creek Timber Co., Inc.	24,000	865
PNC Financial Services Group, Inc.	38,100	2,356
Principal Financial Group, Inc.	36,500	1,731

Balanced Portfolio

Balanced Portfolio

Common Stocks (50.3%)	Shares/ $ Par	Value $ (000’s)

Financials continued
The Progressive Corp.	25,700	3,001
ProLogis	31,700	1,481
Prudential Financial, Inc.	65,800	4,816
Public Storage, Inc.	10,800	731
Regions Financial Corp.	59,675	2,038
SAFECO Corp.	16,050	907
Simon Property Group, Inc.	24,300	1,862
SLM Corp.	54,358	2,995
Sovereign Bancorp, Inc.	46,500	1,005
The St. Paul Travelers Companies, Inc.	90,231	4,031
State Street Corp.	42,700	2,367
SunTrust Banks, Inc.	47,067	3,425
Synovus Financial Corp.	40,650	1,098
T. Rowe Price Group, Inc.	17,000	1,225
Torchmark Corp.	13,550	753
U.S. Bancorp	236,609	7,072
UnumProvident Corp.	38,806	883
Vornado Realty Trust	15,400	1,285
Wachovia Corp.	202,288	10,694
Washington Mutual, Inc.	128,494	5,589
Wells Fargo & Co.	217,785	13,684
XL Capital, Ltd. — Class A	22,700	1,530
Zions Bancorporation	13,600	1,028

Total		312,125

Health Care (6.7%)
Abbott Laboratories	202,025	7,966
Aetna, Inc.	37,258	3,514
Allergan, Inc.	17,133	1,850
AmerisourceBergen Corp.	27,200	1,126
*Amgen, Inc.	160,723	12,675
Applera Corp. — Applied Biosystems Group	24,467	650
Bausch & Lomb, Inc.	7,000	475
Baxter International, Inc.	81,200	3,057
Becton, Dickinson and Co.	32,850	1,974
*Biogen Idec, Inc.	44,220	2,004
Biomet, Inc.	32,455	1,187
*Boston Scientific Corp.	76,880	1,883
Bristol-Myers Squibb Co.	254,844	5,856
C. R. Bard, Inc.	13,700	903
Cardinal Health, Inc.	55,750	3,833
*Caremark Rx, Inc.	58,600	3,035
*Chiron Corp.	14,278	635
CIGNA Corp.	16,371	1,829
*Coventry Health Care, Inc.	21,200	1,208
Eli Lilly and Co.	148,066	8,379
*Express Scripts, Inc.	19,000	1,592
*Fisher Scientific International, Inc.	16,000	990
*Forest Laboratories, Inc.	44,034	1,791
*Genzyme Corp.	33,600	2,378
*Gilead Sciences, Inc.	59,600	3,137
Guidant Corp.	43,212	2,798
HCA, Inc.	55,215	2,788
Health Management Associates, Inc. — Class A	32,200	707
*Hospira, Inc.	20,942	896
*Humana, Inc.	21,200	1,152

Common Stocks (50.3%)	Shares/ $ Par	Value $ (000’s)

Health Care continued
IMS Health, Inc.	30,133	751
Johnson & Johnson	387,423	23,283
*King Pharmaceuticals, Inc.	31,466	532
*Laboratory Corp. of America Holdings	17,300	932
Manor Care, Inc.	10,300	410
McKesson Corp.	40,093	2,068
*Medco Health Solutions, Inc.	40,062	2,235
*MedImmune, Inc.	32,000	1,121
Medtronic, Inc.	157,500	9,067
Merck & Co., Inc.	284,800	9,059
*Millipore Corp.	6,800	449
Mylan Laboratories, Inc.	28,500	569
*Patterson Companies, Inc.	18,000	601
PerkinElmer, Inc.	17,000	401
Pfizer, Inc.	960,059	22,389
Quest Diagnostics, Inc.	21,600	1,112
Schering-Plough Corp.	192,450	4,013
*St. Jude Medical, Inc.	47,700	2,395
Stryker Corp.	38,000	1,688
*Tenet Healthcare Corp.	61,150	468
*Thermo Electron Corp.	21,100	636
UnitedHealth Group, Inc.	165,056	10,257
*Waters Corp.	14,400	544
*Watson Pharmaceuticals, Inc.	13,200	429
*WellPoint, Inc.	80,300	6,407
Wyeth	174,871	8,056
*Zimmer Holdings, Inc.	32,273	2,176

Total		194,316

Industrials (5.7%)
3M Co.	99,024	7,674
*Allied Waste Industries, Inc.	28,350	248
American Power Conversion Corp.	22,350	492
American Standard Companies, Inc.	23,800	951
Avery Dennison Corp.	14,350	793
The Boeing Co.	105,118	7,383
Burlington Northern Santa Fe Corp.	48,608	3,442
Caterpillar, Inc.	88,624	5,120
Cendant Corp.	133,373	2,301
Cintas Corp.	17,967	740
Cooper Industries, Ltd. — Class A	11,900	869
CSX Corp.	28,250	1,434
Cummins, Inc.	6,100	547
Danaher Corp.	30,900	1,724
Deere & Co.	31,440	2,141
Dover Corp.	26,433	1,070
Eaton Corp.	19,300	1,295
Emerson Electric Co.	53,525	3,998
Equifax, Inc.	16,900	643
FedEx Corp.	39,440	4,078
Fluor Corp.	11,300	873
General Dynamics Corp.	26,200	2,988
General Electric Co.	1,376,198	48,235
Goodrich Corp.	16,000	658
Honeywell International, Inc.	109,750	4,088
Illinois Tool Works, Inc.	26,700	2,349
Ingersoll-Rand Co., Ltd. — Class A	43,040	1,738
ITT Industries, Inc.	12,000	1,234

Balanced Portfolio

Balanced Portfolio

Common Stocks (50.3%)	Shares/ $ Par	Value $ (000’s)

Industrials continued
L-3 Communications Holdings, Inc.	15,600	1,160
Lockheed Martin Corp.	46,522	2,960
Masco Corp.	55,200	1,666
*Monster Worldwide, Inc.	16,033	654
*Navistar International Corp.	8,020	230
Norfolk Southern Corp.	52,943	2,373
Northrop Grumman Corp.	46,262	2,781
PACCAR, Inc.	22,027	1,525
Pall Corp.	16,216	436
Parker Hannifin Corp.	15,600	1,029
Pitney Bowes, Inc.	29,727	1,256
R. R. Donnelley & Sons Co.	28,333	969
Raytheon Co.	58,200	2,337
Robert Half International, Inc.	22,160	840
Rockwell Automation, Inc.	23,350	1,381
Rockwell Collins, Inc.	22,550	1,048
Ryder System, Inc.	8,400	345
Southwest Airlines Co.	90,895	1,493
Textron, Inc.	17,250	1,328
Tyco International, Ltd.	262,183	7,567
Union Pacific Corp.	34,540	2,781
United Parcel Service, Inc. — Class B	143,700	10,799
United Technologies Corp.	132,666	7,417
W.W. Grainger, Inc.	9,900	704
Waste Management, Inc.	71,897	2,182

Total		166,367

Information Technology (7.6%)
*ADC Telecommunications, Inc.	15,207	340
Adobe Systems, Inc.	78,350	2,896
*Advanced Micro Devices, Inc.	52,600	1,610
*Affiliated Computer Services, Inc. — Class A	16,200	959
*Agilent Technologies, Inc.	53,588	1,784
*Altera Corp.	47,165	874
Analog Devices, Inc.	47,743	1,713
*Andrew Corp.	21,162	227
*Apple Computer, Inc.	109,800	7,894
Applied Materials, Inc.	211,300	3,791
*Applied Micro Circuits Corp.	38,900	100
Autodesk, Inc.	30,032	1,290
Automatic Data Processing, Inc.	75,100	3,446
*Avaya, Inc.	54,512	582
*BMC Software, Inc.	28,140	577
*Broadcom Corp. — Class A	37,700	1,778
*Ciena Corp.	75,100	223
*Cisco Systems, Inc.	800,067	13,696
*Citrix Systems, Inc.	22,980	661
Computer Associates International, Inc.	59,732	1,684
*Computer Sciences Corp.	24,050	1,218
*Compuware Corp.	50,443	452
*Comverse Technology, Inc.	26,300	699
*Convergys Corp.	18,250	289
*Corning, Inc.	198,500	3,903
*Dell, Inc.	306,567	9,193
*Electronic Arts, Inc.	39,100	2,045
Electronic Data Systems Corp.	67,900	1,632
*EMC Corp.	311,386	4,241

Common Stocks (50.3%)	Shares/ $ Par	Value $ (000’s)

Information Technology continued
First Data Corp.	99,547	4,282
*Fiserv, Inc.	24,025	1,040
*Freescale Semiconductor, Inc. — Class B	53,406	1,344
*Gateway, Inc.	34,250	86
Hewlett-Packard Co.	373,167	10,683
Intel Corp.	785,243	19,599
International Business Machines Corp.	205,710	16,908
*Intuit, Inc.	23,000	1,226
*Jabil Circuit, Inc.	22,633	839
*JDS Uniphase Corp.	215,200	508
KLA-Tencor Corp.	25,700	1,268
*Lexmark International, Inc. — Class A	15,100	677
Linear Technology Corp.	39,650	1,430
*LSI Logic Corp.	51,000	408
*Lucent Technologies, Inc.	578,962	1,540
Maxim Integrated Products, Inc.	42,700	1,547
*Mercury Interactive Corp.	11,300	314
*Micron Technology, Inc.	80,450	1,071
Microsoft Corp.	1,192,300	31,178
Molex, Inc.	18,675	485
Motorola, Inc.	324,419	7,329
National Semiconductor Corp.	44,786	1,164
*NCR Corp.	23,900	811
*Network Appliance, Inc.	48,500	1,310
*Novell, Inc.	49,700	439
*Novellus Systems, Inc.	17,400	420
*NVIDIA Corp.	22,300	815
*Oracle Corp.	489,850	5,981
*Parametric Technology Corp.	35,420	216
Paychex, Inc.	43,440	1,656
*PMC-Sierra, Inc.	23,700	183
*QLogic Corp.	10,450	340
QUALCOMM, Inc.	214,166	9,225
Sabre Holdings Corp. — Class A	17,109	412
*Sanmina-SCI Corp.	68,300	291
Scientific-Atlanta, Inc.	20,000	861
Siebel Systems, Inc.	68,900	729
*Solectron Corp.	119,000	436
*Sun Microsystems, Inc.	444,654	1,863
*Symantec Corp.	140,832	2,465
Symbol Technologies, Inc.	32,650	419
Tektronix, Inc.	10,840	306
*Tellabs, Inc.	58,408	637
*Teradyne, Inc.	25,650	374
Texas Instruments, Inc.	210,775	6,760
*Unisys Corp.	44,250	258
*Xerox Corp.	125,100	1,833
Xilinx, Inc.	45,400	1,145
*Yahoo!, Inc.	164,500	6,445

Total		221,353

Materials (1.5%)
Air Products and Chemicals, Inc.	28,933	1,713
Alcoa, Inc.	113,343	3,352
Allegheny Technologies, Inc.	11,031	398
Ashland, Inc.	9,300	538
Ball Corp.	13,568	539

Balanced Portfolio

Balanced Portfolio

Common Stocks (50.3%)	Shares/ $ Par	Value $ (000’s)

Materials continued
Bemis Co., Inc.	13,700	382
The Dow Chemical Co.	125,724	5,510
E. I. du Pont de Nemours and Co.	119,745	5,090
Eastman Chemical Co.	10,575	546
Ecolab, Inc.	24,000	870
Engelhard Corp.	15,600	470
Freeport-McMoRan Copper & Gold, Inc. — Class B	24,019	1,292
*Hercules, Inc.	14,700	166
International Flavors & Fragrances, Inc.	10,475	351
International Paper Co.	63,924	2,148
Louisiana-Pacific Corp.	13,800	379
MeadWestvaco Corp.	23,614	662
Monsanto Co.	34,978	2,712
Newmont Mining Corp.	58,230	3,109
Nucor Corp.	20,234	1,350
*Pactiv Corp.	18,700	411
Phelps Dodge Corp.	13,210	1,901
PPG Industries, Inc.	21,733	1,258
Praxair, Inc.	42,000	2,224
Rohm and Haas Co.	18,734	907
*Sealed Air Corp.	10,636	597
Sigma-Aldrich Corp.	8,800	557
Temple-Inland, Inc.	14,600	655
United States Steel Corp.	14,750	709
Vulcan Materials Co.	13,300	901
Weyerhaeuser Co.	31,720	2,104

Total		43,801

Telecommunication Services (1.5%)
ALLTEL Corp.	49,843	3,145
AT&T, Inc.	508,806	12,462
BellSouth Corp.	238,135	6,453
CenturyTel, Inc.	17,100	567
Citizens Communications Co.	43,500	532
*Qwest Communications International, Inc.	201,120	1,136
Sprint Nextel Corp.	384,760	8,988
Verizon Communications, Inc.	360,138	10,847

Total		44,130

Utilities (1.7%)
*The AES Corp.	85,075	1,347
*Allegheny Energy, Inc.	21,200	671
Ameren Corp.	26,633	1,365
American Electric Power Co., Inc.	51,320	1,903
CenterPoint Energy, Inc.	40,426	519
Cinergy Corp.	25,938	1,101
*CMS Energy Corp.	28,700	416
Consolidated Edison, Inc.	31,925	1,479
Constellation Energy Group	23,200	1,336
Dominion Resources, Inc.	45,225	3,492
DTE Energy Co.	23,150	1,000
Duke Energy Corp.	120,842	3,317
*Dynegy, Inc. — Class A	39,200	190
Edison International	42,480	1,853
Entergy Corp.	26,991	1,853
Exelon Corp.	86,924	4,620

Common Stocks (50.3%)	Shares/ $ Par	Value $ (000’s)

Utilities continued
FirstEnergy Corp.	42,974	2,105
FPL Group, Inc.	51,386	2,136
KeySpan Corp.	22,700	810
Nicor, Inc.	5,750	226
NiSource, Inc.	35,484	740
Peoples Energy Corp.	5,000	175
PG&E Corp.	44,675	1,658
Pinnacle West Capital Corp.	12,900	533
PPL Corp.	49,466	1,454
Progress Energy, Inc.	32,779	1,440
Public Service Enterprise Group, Inc.	32,640	2,121
Sempra Energy	33,459	1,500
The Southern Co.	96,600	3,336
TECO Energy, Inc.	27,100	466
TXU Corp.	62,930	3,158
Xcel Energy, Inc.	52,470	969

Total		49,289

Total Common Stocks (Cost: $799,291)		1,465,173

Money Market Investments (15.6%)

Autos (1.5%)
(b)DaimlerChrysler Revolving Auto Conduit LLC, 4.23%, 1/4/06	15,000,000	14,995
(b)Fcar Owner Trust I, 4.31%, 1/17/06	15,000,000	14,971
(b)Fcar Owner Trust I, 4.31%, 1/27/06	15,000,000	14,953

Total		44,919

Federal Government & Agencies (0.5%)
(b)Federal National Mortgage Association, 4.32%, 3/22/06	15,000,000	14,862

Total		14,862

Finance Lessors (3.1%)
(b)Ranger Funding Co. LLC, 4.31%, 1/17/06	15,000,000	14,971
(b)Ranger Funding Co. LLC, 4.32%, 1/24/06	15,000,000	14,959
(b)Thunder Bay Funding, Inc., 4.30%, 1/5/06	15,000,000	14,993
Thunder Bay Funding, Inc., 4.32%, 2/6/06	15,000,000	14,935
Windmill Funding Corp., 4.29%, 1/12/06	15,000,000	14,980
Windmill Funding Corp., 4.30%, 1/18/06	15,000,000	14,970

Total		89,808

Finance Services (1.0%)
(b)Bryant Park Funding LLC, 4.34%, 1/31/06	30,000,000	29,892

Total		29,892

Miscellaneous Business Credit Institutions (0.5%)
(b)General Electric Capital, 4.27%, 1/26/06	15,000,000	14,956

Total		14,956

Balanced Portfolio

Balanced Portfolio

Money Market Investments (15.6%)	Shares/ $ Par	Value $ (000’s)

National Commercial Banks (2.8%)
(b)Bank of America Corp., 7.20%, 4/15/06	3,600,000	3,622
(b)Barclays US Funding LLC, 4.27%, 1/17/06	15,000,000	14,972
(b)Barclays US Funding LLC, 4.27%, 1/20/06	15,000,000	14,966
(b)Citigroup Funding, Inc., 4.23%, 1/27/06	15,000,000	14,954
(b)Citigroup Funding, Inc., 4.29%, 1/4/06	15,000,000	14,994
(b)UBS Finance LLC, 4.29%, 1/5/06	15,000,000	14,993
Wells Fargo Co., 6.875%, 4/1/06	3,600,000	3,617

Total		82,118

Office Machines (0.5%)
Pitney Bowes, Inc., 4.22%, 1/6/06	15,000,000	14,991

Total		14,991

Personal Credit Institutions (0.8%)
American Express Credit, 4.28%, 1/5/06	15,000,000	14,993
Household Finance Corp., 6.50%, 1/24/06	7,108,000	7,115

Total		22,108

Security Brokers and Dealers (1.6%)
Bear Stearns Co., Inc., 4.30%, 1/27/06	15,000,000	14,952
Goldman Sachs Group LP, 6.75%, 2/15/06 144A	5,400,000	5,413
(b)Goldman Sachs Group, Inc., 3.55%, 8/1/06	3,300,000	3,302
Merrill Lynch & Co., 4.54688%, 3/17/06	3,240,000	3,240
Merrill Lynch & Co., 7.00%, 3/15/06	5,400,000	5,422
Morgan Stanley Dean Witter, 4.22%, 1/5/06	6,560,000	6,557
Morgan Stanley Dean Witter, 4.779%, 3/27/06	3,600,000	3,603
Morgan Stanley Dean Witter, 6.10%, 4/15/06	3,600,000	3,613

Total		46,102

Short Term Business Credit (3.3%)
CIT Group Inc., 6.50%, 2/7/06	2,700,000	2,705
(b)New Center Asset Trust, 4.27%, 1/19/06	15,000,000	14,968
New Center Asset Trust, 4.35%, 2/3/06	15,000,000	14,940
Old Line Funding Corp., 4.30%, 1/11/06	15,000,000	14,982
Old Line Funding Corp., 4.32%, 2/6/06	15,000,000	14,935

Money Market Investments (15.6%)	Shares/ $ Par	Value $ (000’s)

Short Term Business Credit continued
(b)Sheffield Receivables, 4.30%, 1/20/06	30,000,000	29,931

Total		92,461

Total Money Market Investments (Cost: $452,268)		452,217

Total Investments (103.8%) (Cost $2,358,567)(a)		3,017,255

Other Assets, Less Liabilities (-3.8%)		(111,514)

Total Net Assets (100.0%)		2,905,741

*	Non-Income Producing

144A after the name of a security represents a security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2005 the value of these securities (in thousands) was $45,042, representing 1.55% of the net assets.

IO — Interest Only Security

RB — Revenue Bond

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $2,363,532 and the net unrealized appreciation of investments based on that cost was $653,723 which is comprised of $763,791 aggregate gross unrealized appreciation and $110,068 aggregate gross unrealized depreciation.

(b)	All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000’s)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000’s)
US Long Bond (CBT) Commodity (Short)	589	3/06	$42
(Total Notional Value at December 31, 2005, $67,214)

S&P 500 Index Futures (Long)	648	3/06	$(2,049)
(Total Notional Value at December 31, 2005, $205,327)

(d)	Defaulted Security

(e)	Step bond security that presently receives no coupon payments. At the predetermined date the stated coupon rate becomes effective.

(g)	All or portion of the securities have been loaned. See note 6.

The Accompanying Notes are an Integral Part of the Financial Statements.

Balanced Portfolio

High Yield Bond Portfolio

Objective:	Portfolio Strategy:	Net Assets:
High current income and capital appreciation with moderate risk.	Generate superior performance by investing in a diversified mix of fixed income securities rated below investment grade.	$245 million

The investment objective of the High Yield Bond Portfolio is to achieve high current income and capital appreciation. The Portfolio invests primarily in debt securities that are rated below investment grade by at least one major rating agency. High yield debt securities are often called “junk bonds.”

After two years of exceptional performance, 2005 proved to be a tough year for the high yield market. Rising energy costs, Fed interest rate hikes, and natural disasters are a few of the headlines that weighed on the markets in general. In high yield, the main story was the auto sector. Starting late in the first quarter of 2005, uncertainty surrounding General Motors Corporation and Ford Motor Company roiled the high yield market. Their ratings downgrades and subsequent fall to below investment grade status weighed heavily on the market due to their shear size and the impact on high yield auto suppliers. For example, General Motors and GMAC combined represent over 7% of the Citigroup High Yield Cash Pay Index (“Index”).

For the year ended December 31, 2005, the Portfolio had a total return of 1.39%, underperforming the Index, which returned 2.07%. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) The average return for the Portfolio’s peer group, High Current Yield Funds, was 2.56% for the same period, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency.

The Portfolio’s underperformance compared to the Index can be attributed to several factors: a moderately aggressive quality mix early in the year, the cost of rebalancing holdings to upgrade quality thereafter, and individual credit selection. Beginning in the second quarter of 2005, as the high yield market rebounded from the first signs of weakness in autos, we began upgrading the credit quality of the Portfolio. We felt a more defensive portfolio was prudent due to our outlook for a moderating economy and historically high valuations. In addition, our exposure to credits that are smaller in capitalization, lower quality and less defensive were challenged in 2005.

Sectors that helped 2005 performance included Autos/Vehicle Parts, Electric Power and Airlines versus the index. In particular, the Portfolio’s underweight to General Motors and Ford was a successful strategy versus the Index. Underperforming sectors included Capital Goods, Packaging/Containers and Financial Services versus the Index.

Heading into 2006, the High Yield Bond Portfolio is positioned more defensively given our outlook for a moderating economy in the year ahead combined with the market trading at historically high valuations. Credit fundamentals continue to be strong, but we still expect the current historically low default rates to trend closer to norms. As a result, the Portfolio is overweight BB bonds, underweight CCC bonds and we have taken on a more defensive posture in our issue selection. The Portfolio has not only upgraded quality, but also is in shorter maturities, larger capitalized credits and more defensive industry sectors.

High Yield Bond Portfolio

High Yield Bond Portfolio

This chart assumes an initial investment of $10,000 made on 12/31/95. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

The Fund invests in lower-quality securities which may present a significant risk for loss of principal and interest. Bonds and other debt obligations are affected by changes in interest rates, inflation risk and the creditworthiness of their issuers. High yield bonds generally have greater price swings and higher default risks than investment grade bonds. Return of principal is not guaranteed. When interest rates rise, bond prices fall. With a fixed income fund, when interest rates rise, the value of the fund’s existing bonds drops, which could negatively affect overall fund performance. In contrast to owning individual bonds, there are ongoing fees and expenses associated with owning shares of bond funds.

Bonds and other debt obligations are affected by changes in interest rates, inflation risk and the creditworthiness of their issuers. High yield bonds generally have greater price swings and higher default risks than investment grade bonds. Return of principal is not guaranteed. In contrast to owning individual bonds, there are ongoing fees and expenses associated with owing shares of bond funds.

The total return performance for the High Yield Portfolio has been shown in comparison with the Citigroup High Yield Pay Index. The Citigroup High Yield Pay Index captures the performance of below-investment grade debt issued by corporations domiciled in the United States or Canada. The index includes only cash-pay bonds (bond registered and Rule 144A) with maturities of at least one year, a minimum amount outstanding of US $100 million (subjective to an entry criteria of $200 million per issue or $400 million per issuer), and a speculative-grade rating by both Moody’s Investor Service and Standard & Poor’s.

The fund changed its benchmark index from the Lehman Brothers High Yield Intermediate Market Index to the Citigroup High Yield Cash Pay Index in 2004 because the Citigroup Index provides greater transparency as to the composition and characteristics of the index than does the Lehman Brothers Index. The greater transparency allows the fund to enhance its analysis of performance relative to the benchmark.

The Lipper Variable Insurance Products (VIP) High Current Yield Funds Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that aim at high (relative) current yields from fixed income securities, have no quality or maturity restrictions, and tend to invest in lower grade debt issues. Source: Lipper, Inc.

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

There are greater risks inherent in a fund that primarily invests in high yield bonds.

High Yield Bond Portfolio

High Yield Bond Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,017.00	$2.42
Hypothetical (5% return before expenses)	$1,000.00	$1,022.50	$2.43

*	Expenses are equal to the Fund’s annualized expense ratio of 0.48%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

High Yield Bond Portfolio

High Yield Bond Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Bonds (95.5%)	Shares/ $ Par	Value $ (000’s)

Aerospace/Defense (1.1%)
L-3 Communications Corp., 6.125%, 7/15/13	765,000	759
L-3 Communications Corp., 6.375%, 10/15/15 144A	1,100,000	1,098
L-3 Communications Corp., 7.625%, 6/15/12	765,000	805

Total		2,662

Autos/Vehicle Parts (5.1%)
Affinia Group, Inc., 9.00%, 11/30/14	702,000	555
Arvinmeritor, Inc., 8.75%, 3/1/12	1,229,000	1,177
Ford Motor Credit Co., 8.625%, 11/1/10	1,955,000	1,783
General Motors Acceptance Corp., 6.75%, 12/1/14	1,955,000	1,759
General Motors Acceptance Corp., 6.875%, 9/15/11	2,715,000	2,475
General Motors Acceptance Corp., 7.75%, 1/19/10	1,480,000	1,382
The Goodyear Tire & Rubber Co., 9.00%, 7/1/15 144A	960,000	946
Lear Corp., 8.11%, 5/15/09	585,000	544
Navistar International Corp., 6.25%, 3/1/12	610,000	546
Tenneco, Inc., 10.25%, 7/15/13	406,000	444
TRW Automotive, Inc., 9.375%, 2/15/13	410,000	444
Visteon Corp., 8.25%, 8/1/10	565,000	480

Total		12,535

Basic Materials (12.2%)
Abitibi-Consolidated, Inc., 7.75%, 6/15/11	1,687,000	1,607
(d)Anchor Glass Container, 11.00%, 2/15/13	1,685,000	1,230
Appleton Papers, Inc., 9.75%, 6/15/14	727,000	680
Arch Western Finance LLC, 6.75%, 7/1/13	1,170,000	1,192
BCP Caylux Holding, 9.625%, 6/15/14	755,000	840
Borden US Fin/Nova Scot, 9.00%, 7/15/14 144A	562,000	556
Bowater Canada Finance, 7.95%, 11/15/11	780,000	757
Cascades, Inc., 7.25%, 2/15/13	1,638,000	1,491
Crown Americas, Inc., 7.625%, 11/15/13 144A	962,000	998
Crown Americas, Inc., 7.75%, 11/15/15 144A	825,000	854
Domtar, Inc., 7.875%, 10/15/11	1,645,000	1,513
Equistar Chemicals LP, 8.75%, 2/15/09	1,030,000	1,084
Equistar Chemicals LP, 10.625%, 5/1/11	1,585,000	1,744
Georgia-Pacific Corp., 7.70%, 6/15/15	390,000	376

Bonds (95.5%)	Shares/ $ Par	Value $ (000’s)

Basic Materials continued
Georgia-Pacific Corp., 8.125%, 5/15/11	2,535,000	2,539
Graham Packaging Co., 9.875%, 10/15/14	1,476,000	1,439
Graphic Packaging International Corp., 9.50%, 8/15/13	436,000	416
Huntsman LLC, 11.50%, 7/15/12	745,000	844
Invista, 9.25%, 5/1/12 144A	875,000	934
Jefferson Smurfit Corp., 7.50%, 6/1/13	620,000	570
(c)(f)JSG Holding PLC, 11.50%, 10/1/15 144A	535,819	581
Massey Energy Co., 6.625%, 11/15/10	377,000	383
Massey Energy Co., 6.875%, 12/15/13 144A	1,650,000	1,664
Novelis, Inc., 7.25%, 2/15/15 144A	748,000	698
Owens-Brockway Glass Container, Inc., 6.75%, 12/1/14	1,064,000	1,032
Owens-Brockway Glass Container, Inc., 7.75%, 5/15/11	1,555,000	1,623
Rockwood Specialties Group, Inc., 10.265%, 5/15/11	1,257,000	1,378
Smurfit-Stone Container, 8.375%, 7/1/12	780,000	755

Total		29,778

Builders/Building Materials (3.7%)
Beazer Homes USA, Inc., 6.50%, 11/15/13	557,000	530
Beazer Homes USA, Inc., 6.875%, 7/15/15	223,000	214
DR Horton, Inc., 5.625%, 9/15/14	1,020,000	983
K. Hovnanian Enterprises, 7.75%, 5/15/13	1,400,000	1,383
KB Home, 5.75%, 2/1/14	612,000	577
KB Home, 7.75%, 2/1/10	1,030,000	1,076
Ply Gem Industries, Inc., 9.00%, 2/15/12	1,135,000	1,007
Standard Pacific Corp., 6.50%, 8/15/10	1,250,000	1,192
Technical Olympic USA, Inc., 7.50%, 3/15/11	750,000	668
Technical Olympic USA, Inc., 9.00%, 7/1/10	750,000	758
William Lyon Homes, 7.50%, 2/15/14	345,000	298
William Lyon Homes, 7.625%, 12/15/12	525,000	463

Total		9,149

Capital Goods (4.0%)
Amsted Industries, Inc., 10.25%, 10/15/11 144A	915,000	979
Case New Holland, Inc., 9.25%, 8/1/11	1,676,000	1,793
Coleman Cable, Inc., 9.875%, 10/1/12	1,125,000	911
DA-Lite Screen Co., Inc., 9.50%, 5/15/11	675,000	709

High Yield Bond Portfolio

High Yield Bond Portfolio

Bonds (95.5%)	Shares/ $ Par	Value $ (000’s)

Capital Goods continued
(e)Stanadyne Corp., 12.00%, 2/15/15	1,780,000	899
Sup Essx Com & Essx Group, 9.00%, 4/15/12	774,000	762
Terex Corp., 7.375%, 1/15/14	610,000	604
Trimas Corp., 9.875%, 6/15/12	975,000	804
United Rentals North America, Inc., 6.50%, 2/15/12	2,295,000	2,236

Total		9,697

Consumer Products/Retailing (7.5%)
ALH Finance LLC, 8.50%, 1/15/13	747,000	704
Delhaize America, Inc., 8.125%, 4/15/11	1,830,000	1,995
General Nutrition Centers, Inc., 8.50%, 12/1/10	1,125,000	968
General Nutrition Centers, Inc., 8.625%, 1/15/11	374,000	361
GSC Holdings Corp., 8.00%, 10/1/12 144A	1,740,000	1,636
J.C. Penney Corp., Inc., 6.875%, 10/15/15	608,000	658
The Jean Coutu Group (PJC), Inc., 8.50%, 8/1/14	1,419,000	1,298
Jostens IH Corp., 7.625%, 10/1/12	844,000	848
Levi Strauss & Co., 8.80%, 4/1/12	780,000	786
(c)Neiman Marcus Group, Inc., 9.00%, 10/15/15 144A	586,000	599
Oxford Industries, Inc., 8.875%, 6/1/11	1,693,000	1,725
Phillips Van Heusen Corp., 7.25%, 2/15/11	563,000	571
Phillips Van Heusen Corp., 8.125%, 5/1/13	200,000	211
Rent-A-Center, 7.50%, 5/1/10	1,488,000	1,421
Rite Aid Corp., 8.125%, 5/1/10	1,505,000	1,531
Samsonite Corp., 8.875%, 6/1/11	1,057,000	1,094
(e)Simmons Co., 10.00%, 12/15/14 144A	2,195,000	1,185
Warnaco, Inc., 8.875%, 6/15/13	755,000	814

Total		18,405

Energy (8.0%)
AmeriGas Partners LP, 7.25%, 5/20/15	1,505,000	1,535
Chesapeake Energy Corp., 6.375%, 6/15/15	1,478,000	1,478
Chesapeake Energy Corp., 6.625%, 1/15/06	2,190,000	2,217
Colorado Interstate Gas Co., 6.80%, 11/15/15 144A	1,675,000	1,711
Denbury Resources, Inc., 7.50%, 12/15/15	410,000	415
El Paso Production Holding, 7.75%, 6/1/13	1,328,000	1,378
Hanover Compressor Co., 9.00%, 6/1/14	665,000	725
Kerr-McGee Corp., 6.95%, 7/1/24	1,030,000	1,093
Pogo Producing Co., 6.875%, 10/1/17 144A	816,000	796
Range Resources Corp., 6.375%, 3/15/15	1,119,000	1,097

Bonds (95.5%)	Shares/ $ Par	Value $ (000’s)

Energy continued
Sonat, Inc., 7.625%, 7/15/11	995,000	1,012
Tesoro Corp., 6.625%, 11/1/15 144A	1,225,000	1,237
Whiting Petroleum Corp., 7.25%, 5/1/13	1,254,000	1,270
Williams Companies, Inc., 6.375%, 10/1/10 144A	3,595,000	3,590

Total		19,554

Financials (2.5%)
Affinion Group, Inc., 10.125%, 10/15/13 144A	1,175,000	1,146
Crum and Forster Holding Corp., 10.375%, 6/15/13	555,000	586
E*Trade Financial Corp., 7.875%, 12/1/15	1,210,000	1,248
Fairfax Financial Holdings, 7.75%, 4/26/12	1,314,000	1,226
LaBranche & Co., Inc., 9.50%, 5/15/09	375,000	396
LaBranche & Co., Inc., 11.00%, 5/15/12	561,000	623
UnumProvident Finance Co. PLC, 6.85%, 11/15/15 144A	825,000	859

Total		6,084

Foods (3.0%)
Dole Foods Co., 8.625%, 5/1/09	390,000	400
B&G Foods, Inc., 8.00%, 10/1/11	939,000	958
Gold Kist, Inc., 10.25%, 3/15/14	604,000	673
Land O Lakes, Inc., 9.00%, 12/15/10	643,000	698
The Restaurant Co., 10.00%, 10/1/13 144A	783,000	724
RJ Reynolds Tobacco Holdings, Inc., 6.50%, 7/15/10 144A	2,345,000	2,334
Smithfield Foods, Inc., 7.00%, 8/1/11	755,000	770
Smithfield Foods, Inc., 7.75%, 5/15/13	755,000	798

Total		7,355

Gaming/Leisure/Lodging (10.1%)
American Casino & Entertainment, 7.85%, 2/1/12	780,000	800
Boyd Gaming Corp., 7.75%, 12/15/12	1,355,000	1,419
Corrections Corp. of America, 6.25%, 3/15/13	1,633,000	1,617
(c)Eldorado Casino Shreveport/Shreveport Capital Corp., 10.00%, 8/1/12	423,049	322
Hertz Corp., 8.875%, 1/1/14 144A	1,720,000	1,751
Host Marriot LP, 7.125%, 11/1/13	2,640,000	2,745
Intrawest Corp., 7.50%, 10/15/13	615,000	623
La Quinta Properties, 7.00%, 8/15/12	390,000	422
LCE Acquisition Corp., 9.00%, 8/1/14	894,000	903
MGM Mirage, Inc., 6.375%, 12/15/11	1,135,000	1,128
MGM Mirage, Inc., 6.625%, 7/15/15	816,000	814
MGM Mirage, Inc., 6.75%, 9/1/12	755,000	765
MGM Mirage, Inc., 8.375%, 2/1/11	1,130,000	1,209
MGM Mirage, Inc., 8.50%, 9/15/10	940,000	1,019
Mohegan Tribal Gaming, 6.125%, 2/15/13	415,000	408

High Yield Bond Portfolio

High Yield Bond Portfolio

Bonds (95.5%)	Shares/ $ Par	Value $ (000’s)

Gaming/Leisure/Lodging continued
Penn National Gaming, Inc., 6.75%, 3/1/15	641,000	630
Starwood Hotels & Resorts, 7.875%, 5/1/12	1,175,000	1,295
Station Casinos, Inc., 6.00%, 4/1/12	390,000	389
Station Casinos, Inc., 6.875%, 3/1/16	1,180,000	1,207
Trump Entertainment Resorts, Inc., 8.50%, 6/1/15	780,000	761
Universal City Development Corp., 11.75%, 4/1/10	907,000	1,017
Universal City Florida, 8.375%, 5/1/10	400,000	391
Wheeling Island Gaming, 10.125%, 12/15/09	1,125,000	1,180
Wynn Las Vegas LLC, 6.625%, 12/1/14	2,050,000	1,993

Total		24,808

Health Care/Pharmaceuticals (8.0%)
Alliance Imaging, 7.25%, 12/15/12	625,000	520
Fisher Scientific International, Inc., 6.125%, 7/1/15 144A	1,026,000	1,026
Fresenius Medical Capital Trust II, 7.875%, 2/1/08	410,000	423
Fresenius Medical Capital Trust IV, 7.875%, 6/15/11	410,000	437
HCA, Inc., 6.95%, 5/1/12	2,702,000	2,804
Iasis Healthcare Corp., 8.75%, 6/15/14	1,547,000	1,624
Omega Healthcare Investors, Inc., 7.00%, 4/1/14	750,000	753
Omega Healthcare Investors, Inc., 7.00%, 1/15/16 144A	1,235,000	1,224
Omnicare, Inc., 6.75%, 12/15/13	825,000	834
Senior Housing Properties Trust, 8.625%, 1/15/12	610,000	668
Service Corp. International, 6.75%, 4/1/16	825,000	804
Tenet Healthcare Corp., 6.375%, 12/1/11	1,170,000	1,068
Tenet Healthcare Corp., 9.875%, 7/1/14	1,589,000	1,609
Triad Hospitals, Inc., 7.00%, 5/15/12	1,175,000	1,200
US Oncology, Inc., 9.00%, 8/15/12	940,000	1,006
Vanguard Health Holding II, 9.00%, 10/1/14	1,175,000	1,248
Ventas Realty LP, 6.50%, 6/1/16 144A	820,000	824
Ventas Realty LP, 6.75%, 6/1/10	605,000	620
Ventas Realty LP, 9.00%, 5/1/12	750,000	855

Total		19,547

Media (8.5%)
Charter Communications Holdings LLC, 11.00%, 10/1/15 144A	1,235,000	1,037
Charter Communications Operating LLC, 8.375%, 4/30/14 144A	1,170,000	1,164
Clarke American Corp., 11.75%, 12/15/13 144A	821,000	821
CSC Holdings, Inc., 7.00%, 4/15/12 144A	935,000	884

Bonds (95.5%)	Shares/ $ Par	Value $ (000’s)

Media continued
CSC Holdings, Inc., 7.25%, 7/15/08	620,000	618
CSC Holdings, Inc., 7.625%, 4/1/11	1,705,000	1,696
CSC Holdings, Inc., 8.125%, 7/15/09	780,000	788
CSC Holdings, Inc., 8.125%, 8/15/09	408,000	412
The DIRECTV Group, Inc., 6.375%, 6/15/15	1,495,000	1,461
Echostar DBS Corp., 6.375%, 10/1/11	2,250,000	2,166
Intelsat Bermuda, Ltd., 8.25%, 1/15/13 144A	934,000	943
Lamar Media Corp., 6.625%, 8/15/15	1,305,000	1,310
LIN Television Corp., 6.50%, 5/15/13	1,170,000	1,122
Mediacom Broadband LLC/Corp., 8.50%, 10/15/15 144A	785,000	727
Mediacom LLC/Mediacom Capital Corp., 7.875%, 2/15/11	390,000	364
Primedia, Inc., 8.00%, 5/15/13	780,000	660
Rogers Cable, Inc., 6.25%, 6/15/13	1,191,000	1,175
Rogers Cable, Inc., 7.875%, 5/1/12	755,000	811
Sinclair Broadcast Group, 8.00%, 3/15/12	1,205,000	1,241
Time Warner Entertainment Co., 8.375%, 7/15/33	825,000	975
Videotron Ltee, 6.375%, 12/15/15 144A	340,000	338

Total		20,713

Real Estate (1.2%)
American Real Estate Partners LP, 7.125%, 2/15/13 144A	390,000	390
The Rouse Co., 7.20%, 9/15/12	1,175,000	1,233
Trustreet Properties, Inc., 7.50%, 4/1/15	1,225,000	1,225

Total		2,848

Services (1.8%)
Allied Waste North America, 6.375%, 4/15/11	2,345,000	2,286
Allied Waste North America, 7.25%, 3/15/15	1,411,000	1,425
Knowledge Learning Center, 7.75%, 2/1/15 144A	745,000	708

Total		4,419

Structured Product (1.9%)
Dow Jones Credit Derivative High Yield, 6.75%, 6/29/10 144A	4,786,046	4,711

Total		4,711

Technology (3.7%)
Flextronics International, Ltd., 6.25%, 11/15/14	408,000	402
Flextronics International, Ltd., 6.50%, 5/15/13	1,130,000	1,148
Stats Chippac, Inc., 6.75%, 11/15/11	662,000	639
SunGard Data Systems, Inc., 3.75%, 1/15/09	405,000	369
SunGard Data Systems, Inc., 4.875%, 1/15/14	925,000	805

High Yield Bond Portfolio

High Yield Bond Portfolio

Bonds (95.5%)	Shares/ $ Par	Value $ (000’s)

Technology continued
SunGard Data Systems, Inc., 9.125%, 8/15/13 144A	485,000	502
Unisys Corp., 6.875%, 3/15/10	1,465,000	1,355
Unisys Corp., 8.00%, 10/15/12	975,000	902
Xerox Corp., 7.20%, 4/1/16	751,000	789
Xerox Corp., 7.625%, 6/15/13	2,045,000	2,157

Total		9,068

Telecommunications (4.8%)
American Tower Corp., 7.125%, 10/15/12	390,000	402
Citizens Communications, 9.00%, 8/15/31	939,000	951
Citizens Communications, 9.25%, 5/15/11	1,425,000	1,570
GCI, Inc., 7.25%, 2/15/14	745,000	738
MCI, Inc., 8.735%, 5/1/14	1,410,000	1,559
Qwest Communications International, Inc., 7.50%, 11/1/08	375,000	377
Qwest Corp., 7.875%, 9/1/11	3,467,000	3,735
Rogers Wireless, Inc., 6.375%, 3/1/14	620,000	622
Rogers Wireless, Inc., 7.25%, 12/15/12	501,000	527
Rogers Wireless, Inc., 8.00%, 12/15/12	1,220,000	1,292

Total		11,773

Transportation — Rail & Other (2.3%)
Grupo Transportacion Ferroviaria Mexicana, SA de CV (TFM), 9.375%, 5/1/12 144A	468,000	512
Grupo Transportacion Ferroviaria Mexicana, SA de CV (TFM), 12.50%, 6/15/12	750,000	855
OMI Corp., 7.625%, 12/1/13	1,173,000	1,189
Progress Rail, 7.75%, 4/1/12 144A	560,000	573
Ship Finance International, Ltd., 8.50%, 12/15/13	1,130,000	1,057
Stena AB, 7.50%, 11/1/13	1,515,000	1,455

Total		5,641

Utilities (6.1%)
The AES Corp., 8.75%, 5/15/13 144A	1,750,000	1,905
The AES Corp., 9.375%, 9/15/10	610,000	666
Aquila, Inc., 9.95%, 2/1/11	1,560,000	1,720
CMS Energy Corp., 7.75%, 8/1/10	1,170,000	1,227
Edison Mission Energy, 7.73%, 6/15/09	1,045,000	1,079
Midwest Generation LLC, 8.75%, 5/1/34	935,000	1,030
NRG Energy, Inc., 8.00%, 12/15/13	582,000	649
Reliant Energy, Inc., 6.75%, 12/15/14	1,223,000	1,067
Sierra Pacific Resources, 8.625%, 3/15/14	1,125,000	1,217
Teco Energy, Inc., 6.75%, 5/1/15	565,000	585

Bonds (95.5%)	Shares/ $ Par	Value $ (000’s)

Utilities continued
Tenaska Alabama II Partners LP, 7.00%, 6/30/21 144A	1,028,050	1,034
TXU Corp., 5.55%, 11/15/14	2,775,000	2,636

Total		14,815

Total Bonds (Cost: $236,906)		233,562

Preferred Stocks (0.0%)

Media (0.0%)
PTV, Inc.	23	0

Total Preferred Stocks (Cost: $0)		0

Common Stocks and Warrants (0.1%)

Gaming/Leisure/Lodging (0.0%)
Shreveport Gaming Holdings, Inc.	4,168	55

Total		55

Telecommunications (0.1%)
American Tower Corp. — Warrants	2,900	111
*IWO Holdings, Inc. 144A	1,150	0

Total		111

Transportation — Rail & Other (0.0%)
*RailAmerica Transportation Corp.	1,400	70

Total		70

Total Common Stocks and Warrants (Cost: $343)		236

Money Market Investments (3.5%)

Personal Credit Institutions (0.2%)
General Electric Capital, 3.95%, 1/3/06	500,000	500

Total		500

Short Term Business Credit (3.3%)
Sheffield Receivables, 4.32%, 1/17/06	8,000,000	7,985

Total		7,985

Total Money Market Investments (Cost: $8,485)		8,485

Total Investments (99.1%) (Cost $245,734)(a)		242,283

Other Assets, Less Liabilities (0.9%)		2,271

Total Net Assets (100.0%)		244,554

High Yield Bond Portfolio

High Yield Bond Portfolio

*	Non-Income Producing

144A after the name of a security represents a security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2005 the value of these securities (in thousands) was $46,202, representing 18.89% of the net assets.

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $245,646 and the net unrealized depreciation of investments based on that cost was $3,363 which is comprised of $2,794 aggregate gross unrealized appreciation and $6,157 aggregate gross unrealized depreciation.

(c)	PIK — Payment In Kind

(d)	Defaulted Security

(e)	Step bond security that presently receives no coupon payments. At the predetermined date the stated coupon rate becomes effective.

(f)	Euro Foreign Bond

The Accompanying Notes are an Integral Part of the Financial Statements.

High Yield Bond Portfolio

Select Bond Portfolio

Objective:	Portfolio Strategy:	Net Assets:
A stable and relatively high level of long-term total return and preservation of capital	Invest in high grade corporate bonds, U.S. government bonds and bonds of government agencies.	$787 million

The primary investment objective of the Select Bond Portfolio is to realize as high a level of total return as is consistent with prudent investment risk. A secondary objective is to seek preservation of shareholders’ capital. The Select Bond Portfolio’s assets are invested primarily in debt securities that are rated investment grade by at least one major rating agency.

The Select Bond Portfolio had a total return of 2.22% for the year ended December 31, 2005, slightly underperforming the Citigroup US Broad Investment Grade Bond Index (a broadly-based bond index), which returned 2.57% for the year. (This Index is unmanaged, cannot be invested in directly and does not include administrative expenses or sales charges.) The average return for the Portfolio’s peer group, Corporate Debt Funds A Rated, was 2.32% for the same period, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency. The Portfolio’s slight underperformance compared to the Index can be attributed largely to the effects of fees.

In what was a fairly uneventful year in the bond market, bonds posted positive, though small, gains in 2005. Overall, the year was marked by low volatility. The yield on the 10-year Treasury bond rose less than 0.2% over the twelve-month period, and ended the year at 4.39%, up from 4.21% on January 1. Short-term interest rates, however, continued to climb as the Federal Reserve Board raised the federal funds rate a total of 200 basis points, or 2%, in 2005. The yield curve continued to flatten as long-term rates failed to rise in concert with short term rates. Overall for the year, the Treasury yield curve flattened and corporate credit spreads remained tight. Investment grade bonds outperformed high yield bonds in 2005 after two years of outperformance by high yield bonds. Mortgage-backed bonds and corporates both underperformed Treasurys for the year.

While the year overall was marked by low volatility in the bond market, returns fluctuated modestly from quarter to quarter. Bonds lost ground during the first quarter of 2005 as interest rates rose and the yield curve flattened dramatically, but turned around and posted nice returns for the second quarter as yields fell across most of the curve. The market lost ground once again in the third quarter as investors who had expected interest rates to hold steady or decline were disappointed as rates continue to rise. The fourth quarter was uneventful and bonds inched up slightly.

With volatility at all-time lows, attention focused this year on predicting the Fed’s actions. Consensus opinion on further interest rate hikes cycled between belief that the Fed had finished tightening and expectations that it would continue raising rates. With spreads tight throughout the last half of the year, we took advantage of those cycles by actively managing the duration of the portfolio, shortening as we approached the low end of the trading range and returning to a neutral position at the upper end of the trading range.

Several changes were made in the Portfolio in 2005. At the beginning of the year, the Portfolio had a relatively high weighting in corporate and government bonds. Throughout the year, we significantly increased our weighting in mortgage-backed and asset-backed securities, and lowered credit quality in corporates in order to increase yield and bring the Portfolio more into line with its benchmark. At year end, 43% of the Select Bond Portfolio’s assets were in Mortgage-Backed and Asset-Backed securities, 21% in Government and Government Agency securities, 32% in Corporate Bonds, and 4% in Short-term Investments and Other Assets.

Heading into 2006, we continue to view the fundamentals in the economy as sound and we believe the Federal Reserve Board will continue to raise rates early in the year. We also expect spreads to remain tight in the first half of 2006. As the current market offers little opportunity to make significant gains versus the benchmark, we will position the Portfolio in line with the benchmark. As always, we will continue to look for opportunities to effectuate the Portfolio’s primary investment strategy — to actively manage the Portfolio to take advantage of changes in interest rates and sector, quality, and maturity spread differentials of fixed income securities as we seek as high a level of total return as is consistent with prudent investment risk.

Select Bond Portfolio

Select Bond Portfolio

This chart assumes an initial investment of $10,000 made on 12/31/95. Returns shown include deductions for management and other portfolio expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Total returns, which reflect deduction of charges for the separate account are shown beginning on page iv of the Performance Summary of the Separate Account report.

Return of principal is not guaranteed. Bond funds have the same interest rate, inflation and credit risks that are associated with the underlying bonds owned by the Fund. When interest rates rise, bond prices fall. With a fixed income fund, when interest rates rise, the value of the fund’s existing bonds drops, which could negatively affect overall fund performance. In contrast to owing individual bonds, there are ongoing fees and expenses associated with owning shares of bond funds.

Since the Portfolio invests broadly in U.S. Government, mortgage and corporate bonds, a useful basis for comparing returns is the Citigroup U.S. Broad Investment Grade Bond Index. The Citigroup U.S. Broad Investment Grade Bond Index is designed to track the performance of bonds issued in the U.S. investment-grade bond market. The index is market-capitalization-weighted and includes fixed-rate Treasury, government sponsored, mortgages, asset-backed, and investment grade (BBB-/Baa3) issues with a maturity of one year or longer and a minimum amount outstanding of US $1 billion for Treasuries and government-sponsored issues, US $5 billion for mortgages, US $1 billion per origination year generics for entry and US $2.5 billion per coupon and US $1 billion per origination year generics for exit. For credit, asset-backed issues, the entry and exits amounts are $250 million.

The fund changed its benchmark index from the Merrill Lynch U.S. Domestic Master Index to the Citigroup U.S. Broad Investment Grade Bond Index in 2004 because the Citigroup index provides greater transparency as to the composition and characteristics of the Index than does the Merrill Lynch Index. The greater transparency allows the fund to enhance its analysis of performance relative to the benchmark.

The Lipper Variable Insurance Products (VIP) Corporate Debt Funds A Rated Average is calculated by Lipper Analytical Services, Inc. and reflects the average investment return of portfolios underlying variable life and annuity products. The category consists of Funds that invest primarily in corporate debt issues rated “A” or better or government issues. Source: Lipper, Inc.

Sector Allocation is based on Net Assets.

Sector Allocation and Top 10 Holdings are subject to change.

The Corporate Bonds sector includes bonds of companies and governments headquartered outside the United States. The Government and Structured Product categories include domestic taxable bonds. Consistent with the Fund’s stated parameters, no more than 10% of the portfolio is invested in foreign securities, and no more than 10% is invested in high-yield securities.

Select Bond Portfolio

Select Bond Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,001.70	$1.50
Hypothetical (5% return before expenses)	$1,000.00	$1,023.40	$1.52

*	Expenses are equal to the Fund’s annualized expense ratio of 0.30%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Select Bond Portfolio

Select Bond Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Revenue Bonds (0.4%)	Shares/ $ Par	Value $ (000’s)

Municipal Bonds — Revenue (0.4%)
Nashville & Davidson County, Tennessee Health and Educational Facilities Board of The Metropolitan Government, 0.00%, 6/1/21, RB	6,500,000	3,209

Total Revenue Bonds (Cost: $2,961)		3,209

Corporate Bonds (32.1%)

Aerospace/Defense (2.1%)
Boeing Capital Corp., 4.75%, 8/25/08	3,067,000	3,059
General Dynamics Corp., 3.00%, 5/15/08	3,660,000	3,507
General Dynamics Corp., 4.25%, 5/15/13	600,000	574
L-3 Communications Corp., 5.875%, 1/15/15	1,600,000	1,552
L-3 Communications Corp., 6.375%, 10/15/15 144A	920,000	918
Lockheed Martin Corp., 7.65%, 5/1/16	875,000	1,042
Lockheed Martin Corp., 8.50%, 12/1/29	1,515,000	2,065
Raytheon Co., 5.50%, 11/15/12	3,680,000	3,764

Total		16,481

Auto Manufacturing (0.6%)
General Motors Acceptance Corp., 5.625%, 5/15/09	2,450,000	2,180
General Motors Acceptance Corp., 6.75%, 12/1/14	2,645,000	2,379

Total		4,559

Banking (5.2%)
Bank of America Corp., 7.40%, 1/15/11	4,233,000	4,663
Bank of New York, 4.95%, 1/14/11	1,050,000	1,048
Bank One Corp., 5.25%, 1/30/13	4,000,000	4,006
BB&T Corp., 4.90%, 6/30/17	1,850,000	1,795
Citigroup, Inc., 4.625%, 8/3/10	3,450,000	3,402
Compass Bank, 5.50%, 4/1/20	1,750,000	1,752
National Australia Bank, Ltd., 4.80%, 4/6/10 144A	2,449,000	2,434
PNC Bank NA, 5.25%, 1/15/17	1,160,000	1,155
Rabobank Capital Fund II, 5.26%, 12/31/13 144A	805,000	798
State Street Bank and Trust Co., 5.30%, 1/15/16	1,385,000	1,401
Suntrust Bank, 5.00%, 9/1/15	1,735,000	1,715
U.S. Bancorp, 4.50%, 7/29/10	635,000	624
U.S. Central Credit Union, 2.75%, 5/30/08	2,600,000	2,479
UnionBanCal Corp., 5.25%, 12/16/13	740,000	738
US Bank NA, 4.95%, 10/30/14	1,360,000	1,346
Wachovia Bank NA, 4.80%, 11/1/14	970,000	941

Corporate Bonds (32.1%)	Shares/ $ Par	Value $ (000’s)

Banking continued
Washington Mutual, Inc., 5.00%, 3/22/12	1,535,000	1,517
Wells Fargo Bank NA, 6.45%, 2/1/11	2,100,000	2,238
World Savings Bank FSB, 4.125%, 12/15/09	5,500,000	5,355
Zions Bancorporation, 5.50%, 11/16/15	1,520,000	1,531

Total		40,938

Beverage/Bottling (1.4%)
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	378,000	430
Anheuser-Busch Companies, Inc., 9.00%, 12/1/09	4,380,000	5,023
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	1,500,000	1,505
Diageo Capital PLC, 4.375%, 5/3/10	2,780,000	2,712
PepsiAmericas, Inc., 4.875%, 1/15/15	1,710,000	1,686

Total		11,356

Cable/Media/Broadcasting/Satellite (1.5%)
Comcast Corp., 5.30%, 1/15/14	4,060,000	3,984
News America, Inc., 6.40%, 12/15/35 144A	1,045,000	1,053
Rogers Cable, Inc., 6.25%, 6/15/13	620,000	611
Time Warner Entertainment Co., LP, 7.25%, 9/1/08	3,110,000	3,256
Time Warner Entertainment Co., LP, 8.375%, 7/15/33	830,000	980
Time Warner Entertainment Co., LP, 8.875%, 10/1/12	1,500,000	1,747

Total		11,631

Conglomerate/Diversified Manufacturing (0.2%)
Textron Financial Corp., 2.75%, 6/1/06	1,300,000	1,290

Total		1,290

Consumer Products (0.6%)
The Clorox Co., 4.20%, 1/15/10	1,750,000	1,696
The Gillette Co., 2.50%, 6/1/08	3,300,000	3,128

Total		4,824

Electric Utilities (5.2%)
AEP Texas Central Co., 6.65%, 2/15/33	575,000	629
Arizona Public Service Co., 5.50%, 9/1/35	450,000	426
CenterPoint Energy Transition Bond Co. LLC, 5.17%, 8/1/19	1,730,000	1,748
Consumer Energy Co., 4.80%, 2/17/09	3,675,000	3,627
DTE Energy Co., 6.375%, 4/15/33	325,000	333
DTE Energy Co., 7.05%, 6/1/11	4,470,000	4,817
Duquesne Light Holdings, Inc., 5.50%, 8/15/15	1,150,000	1,129
Entergy Mississippi, Inc., 6.25%, 4/1/34	660,000	657

Select Bond Portfolio

Select Bond Portfolio

Corporate Bonds (32.1%)	Shares/ $ Par	Value $ (000’s)

Electric Utilities continued
FPL Group Capital, Inc., 5.551%, 2/16/08	2,815,000	2,839
Indiana Michigan Power, 5.05%, 11/15/14	1,560,000	1,517
Kiowa Power Partners LLC, 4.811%, 12/30/13 144A	826,921	800
Kiowa Power Partners LLC, 5.737%, 3/30/21 144A	2,525,000	2,532
Nevada Power Co., 5.875%, 1/15/15	1,200,000	1,191
Oncor Electric Delivery, 6.375%, 1/15/15	2,535,000	2,690
PacifiCorp, 5.45%, 9/15/13	3,000,000	3,067
PPL Electric Utilities Corp., 4.30%, 6/1/13	4,900,000	4,662
PPL Electric Utilities Corp., 5.875%, 8/15/07	485,000	492
PPL Electric Utilities Corp., 6.25%, 8/15/09	145,000	151
Progress Energy, Inc., 4.50%, 6/1/10	2,115,000	2,071
Progress Energy, Inc., 6.85%, 4/15/12	965,000	1,036
Public Service Electric & Gas Co., 5.00%, 1/1/13	1,000,000	989
Puget Energy, Inc., 3.363%, 6/1/08	1,380,000	1,328
Virginia Electric & Power Co., 5.25%, 12/15/15	2,805,000	2,789

Total		41,520

Food Processors (1.2%)
Bunge Ltd. Finance Corp., 5.10%, 7/15/15	1,690,000	1,635
Kellogg Co., 6.60%, 4/1/11	3,610,000	3,864
Kraft Foods, Inc., 6.25%, 6/1/12	3,595,000	3,793

Total		9,292

Gaming/Leisure/Lodging (0.3%)
Seminole Tribe of Florida, 5.798%, 10/1/13 144A	2,665,000	2,651

Total		2,651

Gas Pipelines (0.9%)
Consolidated Natural Gas Co., 5.00%, 12/1/14	2,345,000	2,275
Enterprise Products Operating LP, 4.95%, 6/1/10	2,825,000	2,770
Kinder Morgan Energy Partners LP, 5.00%, 12/15/13	2,055,000	2,003

Total		7,048

Independent Finance (1.7%)
American General Finance Corp., 4.50%, 12/1/15	1,730,000	1,725
HSBC Finance Corp., 4.125%, 11/16/09	2,330,000	2,250
International Lease Finance Corp., 4.75%, 1/13/12	3,760,000	3,666
iStar Financial, Inc., 5.15%, 3/1/12	6,095,000	5,902

Total		13,543

Corporate Bonds (32.1%)	Shares/ $ Par	Value $ (000’s)

Machinery (0.1%)
John Deere Capital Corp., 4.50%, 8/25/08	825,000	816

Total		816

Oil and Gas (1.7%)
Conoco Funding Co., 6.35%, 10/15/11	4,875,000	5,222
Kerr-McGee Corp., 6.95%, 7/1/24	720,000	764
Occidental Petroleum, 4.00%, 11/30/07	1,500,000	1,471
Occidental Petroleum, 10.125%, 9/15/09	1,000,000	1,177
Pemex Project Funding Master Trust, 5.75%, 12/15/15 144A	2,365,000	2,353
Pioneer Natural Resource Co., 5.875%, 7/15/16	1,685,000	1,669
XTO Energy, Inc., 5.00%, 1/31/15	1,000,000	979

Total		13,635

Other Finance (0.8%)
Kinder Morgan Finance Co., 5.70%, 1/5/16 144A	3,465,000	3,495
SLM Corp., 4.50%, 7/26/10	3,020,000	2,957

Total		6,452

Other Services (0.2%)
Waste Management, Inc., 5.00%, 3/15/14	1,705,000	1,671

Total		1,671

Paper and Forest Products (0.1%)
Georgia-Pacific Corp., 7.70%, 6/15/15	620,000	598

Total		598

Pharmaceuticals (0.5%)
Abbott Laboratories, 3.75%, 3/15/11	2,480,000	2,348
Pfizer, Inc., 5.625%, 2/1/06	1,875,000	1,876

Total		4,224

Property and Casualty Insurance (0.6%)
Berkley (WR) Corp., 9.875%, 5/15/08	2,860,000	3,170
Berkshire Hathaway Finance, 3.40%, 7/2/07	1,500,000	1,468

Total		4,638

Railroads (1.2%)
Burlington Northern Santa Fe, 6.125%, 3/15/09	3,000,000	3,103
Union Pacific Corp., 3.875%, 2/15/09	3,000,000	2,898
Union Pacific Corp., 7.375%, 9/15/09	3,000,000	3,235

Total		9,236

Real Estate Investment Trusts (1.3%)
Archstone-Smith Operating Trust, 5.25%, 12/1/10	575,000	575
Camden Property Trust, 5.00%, 6/15/15	2,125,000	2,040
Developers Diversified Realty Corp., 5.375%, 10/15/12	1,000,000	985
ERP Operating LP, 5.25%, 9/15/14	1,325,000	1,319
First Industrial LP, 5.25%, 6/15/09	1,275,000	1,270

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Select Bond Portfolio

Corporate Bonds (32.1%)	Shares/ $ Par	Value $ (000’s)

Real Estate Investment Trusts continued
HRPT Properties Trust, 5.75%, 11/1/15	800,000	797
Simon Property Group LP, 5.375%, 6/1/11 144A	2,960,000	2,968

Total		9,954

Retail Food and Drug (0.1%)
The Kroger Co., 6.75%, 4/15/12	1,045,000	1,099

Total		1,099

Retail Stores (1.4%)
Federated Department Stores, 6.30%, 4/1/09	3,790,000	3,908
J.C. Penney Co., Inc., 6.875%, 10/15/15	2,210,000	2,393
Target Corp., 5.40%, 10/1/08	4,555,000	4,629

Total		10,930

Security Brokers and Dealers (0.7%)
Goldman Sachs Group, Inc., 5.15%, 1/15/14	2,420,000	2,404
Merrill Lynch & Co., Inc., 5.00%, 1/15/15	990,000	975
Morgan Stanley, 5.375%, 10/15/15	2,120,000	2,122

Total		5,501

Telecommunications (2.3%)
ALLTELL Corp., 4.656%, 5/17/07	1,190,000	1,185
(e)AT&T Corp., 9.75%, 11/15/31	835,000	1,049
BellSouth Corp., 5.20%, 9/15/14	1,250,000	1,243
BellSouth Corp., 6.55%, 6/15/34	1,565,000	1,667
Cingular Wireless LLC, 6.50%, 12/15/11	1,500,000	1,605
Cingular Wireless LLC, 7.125%, 12/15/31	1,535,000	1,757
Sprint Capital Corp., 8.375%, 3/15/12	3,425,000	3,970
Telecom Italia Capital, 4.00%, 1/15/10	3,105,000	2,957
Verizon Global Funding Corp., 4.375%, 6/1/13	1,000,000	947
Verizon Global Funding Corp., 5.85%, 9/15/35	1,440,000	1,388

Total		17,768

Tobacco (0.2%)
Altria Group, Inc., 7.75%, 1/15/27	1,010,000	1,199

Total		1,199

Total Corporate Bonds (Cost: $256,522)		252,854

Governments (20.9%)

Governments (20.9%)
Aid-Israel, 5.50%, 4/26/24	1,910,000	2,060
(e)BECCS, 14.00%, 11/15/11	5,600,000	5,381
Federal Home Loan Bank, 5.54%, 1/8/09	3,700,000	3,790
Federal Home Loan Bank, 6.00%, 5/13/13	2,445,000	2,373
Federal Home Loan Bank, 6.00%, 7/17/18	2,365,000	2,202

Governments (20.9%)	Shares/ $ Par	Value $ (000’s)

Governments continued
Housing & Urban Development, 6.08%, 8/1/13	4,000,000	4,229
Housing & Urban Development, 6.17%, 8/1/14	3,000,000	3,213
Overseas Private Investment, 4.10%, 11/15/14	2,588,880	2,501
(e)Tennessee Valley Authority Stripped, 8.25%, 4/15/42	3,600,000	2,795
US Treasury, 3.875%, 9/15/10	7,000,000	6,854
US Treasury, 4.25%, 10/31/07	30,155,000	30,067
US Treasury, 4.25%, 11/30/07	1,850,000	1,845
US Treasury, 4.25%, 10/15/10	5,409,000	5,381
US Treasury, 4.25%, 8/15/15	7,000,000	6,909
US Treasury, 4.375%, 11/15/08	1,320,000	1,320
US Treasury, 4.375%, 12/15/10	7,645,000	7,651
US Treasury, 4.50%, 11/15/10	14,200,000	14,277
US Treasury, 4.50%, 11/15/15	6,584,000	6,638
(g)US Treasury, 5.375%, 2/15/31	49,088,000	55,140

Total Governments (Cost: $164,423)		164,626

Structured Products (42.5%)

Structured Products (42.5%)
Asset Securitization Corp., Series 1997-D5, Class PS1, 1.62%, 2/14/43 IO	9,978,553	478
Banc of America Securities Auto Trust, Series 2005-WF1, Class A2, 3.89%, 6/18/08	10,043,000	9,996
Chase Manhattan Auto Owner Trust, Series 2005-A, Class A2, 3.72%, 12/15/07	10,423,000	10,372
Commercial Mortgage Acceptance Corp., Series 1997-ML1, Class B, 6.64%, 12/15/30	2,000,000	2,053
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	4,000,000	4,246
DLJ Commercial Mortgage Corp., Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	97,966,967	2,053
DLJ Mortgage Acceptance Corp., Series 1997-CF2, Class S, 0.35%, 10/15/30 IO 144A	61,890,257	729
Enterprise Mortgage Acceptance Co., Series 1998-1, Class IO, 1.37%, 1/15/25 IO 144A	17,247,154	733
Federal Home Loan Mortgage Corp., 4.00%, 10/1/20	1,960,250	1,868
Federal Home Loan Mortgage Corp., 4.50%, 5/1/19	2,523,342	2,459
Federal Home Loan Mortgage Corp., 4.50%, 7/1/20	6,639,505	6,461
Federal Home Loan Mortgage Corp., 4.50%, 5/1/35	13,353,252	12,563

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Select Bond Portfolio

Structured Products (42.5%)	Shares/ $ Par	Value $ (000’s)

Structured Products continued
Federal Home Loan Mortgage Corp., 5.00%, 10/1/19	3,677,108	3,642
Federal Home Loan Mortgage Corp., 5.00%, 2/1/20	650,522	644
Federal Home Loan Mortgage Corp., 5.00%, 5/1/20	2,361,207	2,338
Federal Home Loan Mortgage Corp., 5.00%, 10/1/20	3,143,980	3,113
Federal Home Loan Mortgage Corp., 5.00%, 9/1/35	7,779,773	7,531
Federal Home Loan Mortgage Corp., 5.00%, 11/1/35	13,889,387	13,447
Federal Home Loan Mortgage Corp., 5.50%, 9/1/19	1,215,376	1,223
Federal Home Loan Mortgage Corp., 5.50%, 11/1/19	3,335,334	3,356
Federal Home Loan Mortgage Corp., 5.50%, 12/1/19	641,405	645
Federal Home Loan Mortgage Corp., 5.50%, 3/1/20	4,391,432	4,419
Federal Home Loan Mortgage Corp., 5.50%, 6/1/35	2,771,559	2,747
Federal Home Loan Mortgage Corp., 5.50%, 10/1/35	11,339,121	11,237
Federal Home Loan Mortgage Corp., 5.50%, 11/1/35	1,861,908	1,845
Federal Home Loan Mortgage Corp., 6.50%, 5/1/34	1,688,026	1,730
Federal National Mortgage Association, 4.00%, 6/1/19	1,368,417	1,308
Federal National Mortgage Association, 4.50%, 6/1/19	7,831,205	7,632
Federal National Mortgage Association, 4.50%, 8/1/19	1,419,757	1,384
Federal National Mortgage Association, 4.50%, 12/1/19	852,851	831
Federal National Mortgage Association, 4.50%, 8/1/20	2,434,034	2,369
Federal National Mortgage Association, 4.50%, 10/1/20	6,717,508	6,537
Federal National Mortgage Association, 4.50%, 8/1/35	1,573,717	1,482
Federal National Mortgage Association, 5.00%, 3/1/20	2,734,131	2,706
Federal National Mortgage Association, 5.00%, 4/1/20	1,075,594	1,064
Federal National Mortgage Association, 5.00%, 5/1/20	2,018,431	1,997
Federal National Mortgage Association, 5.00%, 7/1/20	2,667,543	2,639
Federal National Mortgage Association, 5.00%, 4/1/35	2,880,679	2,791
Federal National Mortgage Association, 5.00%, 7/1/35	17,069,191	16,539
Federal National Mortgage Association, 5.00%, 8/1/35	11,338,784	10,987
Federal National Mortgage Association, 5.00%, 9/1/35	9,131,429	8,848

Structured Products (42.5%)	Shares/ $ Par	Value $ (000’s)

Structured Products continued
Federal National Mortgage Association, 5.00%, 10/1/35	2,981,829	2,889
Federal National Mortgage Association, 5.50%, 9/1/34	8,980,772	8,901
Federal National Mortgage Association, 5.50%, 3/1/35	6,162,813	6,104
Federal National Mortgage Association, 5.50%, 7/1/35	1,373,821	1,361
Federal National Mortgage Association, 5.50%, 8/1/35	3,508,950	3,475
Federal National Mortgage Association, 5.50%, 9/1/35	20,289,939	20,096
Federal National Mortgage Association, 5.50%, 10/1/35	5,816,895	5,761
Federal National Mortgage Association, 5.50%, 11/1/35	15,851,772	15,700
Federal National Mortgage Association, 6.00%, 5/1/35	4,243,678	4,284
Federal National Mortgage Association, 6.00%, 6/1/35	8,353,158	8,432
Federal National Mortgage Association, 6.00%, 7/1/35	10,845,825	10,949
Federal National Mortgage Association, 6.00%, 8/1/35	692,744	699
Federal National Mortgage Association, 6.00%, 10/1/35	3,012,565	3,041
Federal National Mortgage Association, 6.00%, 11/1/35	6,275,713	6,335
Federal National Mortgage Association, 6.75%, 4/25/18	1,560,925	1,608
Federal National Mortgage Association, 6.75%, 12/25/23	178	0
Government National Mortgage Association, 5.50%, 10/15/31	72,589	73
Government National Mortgage Association, 5.50%, 11/15/31	18,836	19
Government National Mortgage Association, 5.50%, 12/15/31	279,725	282
Government National Mortgage Association, 5.50%, 1/15/32	576,374	582
Government National Mortgage Association, 5.50%, 2/15/32	226,912	229
Government National Mortgage Association, 5.50%, 3/15/32	308,110	311
Government National Mortgage Association, 5.50%, 4/15/32	18,152	18
Government National Mortgage Association, 5.50%, 7/15/32	34,221	34
Government National Mortgage Association, 5.50%, 9/15/32	5,593,533	5,638
GS Auto Loan Trust, Series 2005-1, Class A3, 4.45%, 5/17/10	8,712,000	8,648
Honda Auto Receivables Owner Trust, Series 2005-3, Class A2, 3.73%, 10/18/07	10,062,000	10,008
Hyundai Auto Receivables Trust, Series 2005-A, Class A2, 3.88%, 6/16/08	7,027,000	6,991

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Select Bond Portfolio

Structured Products (42.5%)	Shares/ $ Par	Value $ (000’s)

Structured Products continued
Merrill Auto Trust Securitization, Series 2005-1, Class A2A, 3.90%, 4/25/08	5,006,000	4,984
Mid-State Trust, Series 6, Class A3, 7.54%, 7/1/35	509,092	531
Midland Realty Acceptance Corp., Series 1996-C2, Class AEC, 1.35%, 1/25/29 IO 144A	3,585,380	39
(d)RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.47%, 1/15/19 144A	1,800,000	180
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	151,049	151
WFS Financial Owner Trust, Series 2005-3, Class A3A, 4.25%, 6/17/10	9,466,000	9,372
World Omni Auto Receivables Trust, Series 2005-B, Class A3, 4.40%, 5/20/09	4,650,000	4,622

Total Structured Products (Cost: $338,466)		333,389

Money Market Investments (9.9%)

Autos (1.3%)
(b)Fcar Owner Trust 1, 4.32%, 1/20/06	5,000,000	4,989
(b)New Center Asset Trust, 4.27%, 1/19/06	5,000,000	4,989

Total		9,978

Federal Government & Agencies (0.1%)
(b)Federal National Mortgage Association, 4.32%, 3/22/06	1,000,000	992

Total		992

Finance Lessors (1.9%)
Ranger Funding Co. LLC, 4.32%, 1/24/06	5,000,000	4,986
Thunder Bay Funding, Inc., 4.30%, 1/5/06	5,000,000	4,998
Windmill Funding Corp., 4.31%, 1/24/06	5,000,000	4,986

Total		14,970

Finance Services (0.6%)
(b)Bryant Park Funding LLC, 4.34%, 1/31/06	5,000,000	4,982

Total		4,982

National Commercial Banks (1.3%)
(b)Citigroup Funding, Inc., 4.29%, 1/4/06	5,000,000	4,998
UBS Finance LLC, 4.29%, 1/5/06	5,000,000	4,998

Total		9,996

Money Market Investments (9.9%)	Shares/ $ Par	Value $ (000’s)

Office Machines (0.6%)
Pitney Bowes, Inc., 4.22%, 1/6/06	5,000,000	4,997

Total		4,997

Personal Credit Institutions (1.8%)
(b)American Express Credit, 4.28%, 1/5/06	5,000,000	4,998
(b)American General Financial Corp, 4.37%, 2/14/06	5,000,000	4,973
(b)BMW U.S. Capital Corp., 4.18%, 1/3/06	4,100,000	4,099

Total		14,070

Security Brokers and Dealers (1.0%)
(b)Bear Stearns Co., Inc., 4.30%, 1/27/06	5,000,000	4,984
(b)Morgan Stanley Dean Witter, 4.22%, 1/5/06	3,090,000	3,089

Total		8,073

Short Term Business Credit (1.3%)
Old Line Funding Corp., 4.30%, 1/17/06	5,000,000	4,990
Sheffield Receivables, 4.14%, 1/3/06	5,000,000	4,999

Total		9,989

Total Money Market Investments (Cost: $78,046)		78,047

Total Investments (105.8%) (Cost $840,418)(a)		832,125

Other Assets, Less Liabilities (-5.8%)		(45,581)

Total Net Assets (100.0%)		786,544

144A after the name of a security represents a security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2005 the value of these securities (in thousands) was $25,930, representing 3.30% of the net assets.

IO — Interest Only Security

RB — Revenue Bond

(a)	At December 31, 2005 the aggregate cost of securities for federal tax purposes (in thousands) was $842,875 and the net unrealized depreciation of investments based on that cost was $10,750 which is comprised of $3,611 aggregate gross unrealized appreciation and $14,361 aggregate gross unrealized depreciation.

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Select Bond Portfolio

(b)	All or a portion of the securities have been committed as collateral for open futures positions or when-issued securities. Information regarding open futures contracts as of period end is summarized below.

Issuer (000’s)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000’s)
US Long Bond (CBT) Commodity (Short)	219	3/06	$86
(Total Notional Value at December 31, 2005, $24,921)

US Ten Year Treasury Note (Short)	160	3/06	$61
(Total Notional Value at December 31, 2005, $17,444)

(d)	Defaulted Security

(e)	Step bond security that presently receives no coupon payments. At the predetermined date the stated coupon rate becomes effective.

(g)	All or portion of the securities have been loaned. See note 6.

The Accompanying Notes are an Integral Part of the Financial Statements.

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Money Market Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Maximum current income consistent with liquidity and stability of capital	Achieve stability of capital by investing in short-term debt securities.	$340 million

The Money Market Portfolio’s investment objective is to generate maximum current income consistent with liquidity and stability of capital. The Money Market Portfolio, which invests only in high quality commercial paper and other short-term debt securities with maturities generally not exceeding one year, is the least risky of the Portfolios, providing a moderate return in line with prevailing short-term interest rates. The Portfolio will attempt to maximize its return by trading to take advantage of changing money market conditions and trends.

The Money Market Portfolio will also trade to take advantage of what are believed to be disparities in yield relationships between different money market instruments. This procedure may increase or decrease the Portfolio’s yield depending upon management’s ability to correctly time and execute such transactions. The Money Market Portfolio intends to purchase only securities that mature within a year except for securities which are subject to repurchase agreements. Accordingly, the level of purchases will be relatively high. However, as transaction costs on Money Market Portfolio investments are generally not substantial, the high level of purchases should not adversely affect the Portfolio’s net asset value or net income.

For the year ended December 31, 2005, the Portfolio returned 2.98%, outperforming its peer group, Money Market Funds, which had an average return of 2.60% for the same period, according to Lipper Analytical Services, Inc. (“Lipper”), an independent mutual fund ranking agency.

The Money Market Portfolio did well in 2005, providing a return that kept pace with rising short-term interest rates and, in general, cash investments beat bond returns and provided nice returns compared to stocks. Cash investments returned 3.07% in 2005, as measured by the Merrill Lynch 91-Day T-Bill Index, while bonds returned 2.57% and stocks gained 4.91%, as measured by the Citigroup US Broad Investment Grade Bond Index and the S&P 500 Index, respectively.

Since the main determinant of return on the Money Market Portfolio is short-term interest rates, the actions of the Federal Reserve Board are always carefully noted. 2005 was no exception, particularly in light of the Fed’s eight rate hikes during 2005. In an effort to moderate economic growth and control inflation, the Fed raised short-term interest rates consistently throughout the year, by a total of 200 basis points, or 2%. At year end, the fed funds rate stood at 4.25%, up from 2.25% in January 2005.

The fact that the Federal Reserve Board has raised rates in a consistent manner provides a certain comfort level for investors that the Fed is doing what they need to do to control inflation. The stability of long-term interest rates is also a sign that inflation expectations are not rising. Inflation in 2006, however, will be determined by the economic data, including the price of oil and gold, both of which rose considerably in 2005. By year end, rising energy prices had not yet had a significant impact on the rest of the economy.

Currently, we don’t believe that taking on more risk would generate enough additional return to reward investors and the Portfolio will remain conservatively invested. Due to the flatness of the yield curve, and anticipating one or two more interest rate increases early in 2006, we will maintain the Portfolio’s average maturity close to that of our peer group.

AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, THERE IS NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE SO IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE PORTFOLIO.

Money Market Portfolio

Money Market Portfolio

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs or separate account charges. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs or separate account charges were included, your costs would have been higher.

	Beginning Account Value July 1, 2005	Ending Account Value December 31, 2005	Expenses Paid During Period July 1, 2005 to December 31, 2005*
Actual	$1,000.00	$1,017.40	$1.53
Hypothetical (5% return before expenses)	$1,000.00	$1,023.39	$1.53

*	Expenses are equal to the Fund’s annualized expense ratio of 0.30%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Money Market Portfolio

Money Market Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2005

Money Market Investments (99.6%)	Shares/ $ Par	Value $ (000’s)

Autos (9.4%)
Daimler Chrysler Revolving Auto Condiut LLC, 4.24%, 1/5/06	8,000,000	7,997
Daimler Chrysler Revolving Auto Condiut LLC, 4.25%, 1/6/06	8,000,000	7,995
Fcar Owner Trust 1, 4.16%, 1/6/06	8,000,000	7,995
Fcar Owner Trust 1, 4.24%, 1/17/06	8,000,000	7,985

Total		31,972

Finance Lessors (13.6%)
Ranger Funding, Co. , LLC, 4.23%, 1/9/06	8,000,000	7,992
Ranger Funding, Co. , LLC, 4.29%, 1/19/06	7,500,000	7,484
Thunder Bay Funding, Inc., 4.30%, 1/17/06	8,000,000	7,985
Thunder Bay Funding, Inc., 4.32%, 2/6/06	7,500,000	7,468
Windmill Funding Corp., 4.28%, 2/2/06	7,500,000	7,471
Windmill Funding Corp., 4.30%, 1/24/06	8,000,000	7,978

Total		46,378

Finance Services (13.6%)
Bryant Park Funding LLC, 4.32%, 1/23/06	8,000,000	7,979
Bryant Park Funding LLC, 4.32%, 1/30/06	7,500,000	7,474
Ciesco LP, 4.24%, 1/19/06	8,000,000	7,983
Ciesco LP, 4.31%, 2/14/06	7,500,000	7,460
Preferred Receivable Funding, 4.31%, 1/26/06	7,500,000	7,478
Preferred Receivable Funding, 4.34%, 2/3/06	8,000,000	7,968

Total		46,342

Miscellaneous Business Credit Institutions (3.8%)
General Electric, 4.44%, 7/9/07	5,000,000	5,000
General Electric Capital, 4.33%, 2/13/06	8,000,000	7,959

Total		12,959

National Commercial Banks (16.8%)
Bank of America Corp., 4.33%, 2/9/06	8,000,000	7,962
Bank of America Corp., 7.20%, 4/15/06	3,400,000	3,427
Barclays US Funding LLC, 4.31%, 2/8/06	7,500,000	7,466
Barclays US Funding LLC, 4.37%, 2/28/06	8,000,000	7,944
Citigroup Funding, Inc., 4.23%, 1/27/06	8,000,000	7,976
Citigroup Funding, Inc., 4.32%, 2/10/06	7,500,000	7,464
Rabobank USA, 4.00%, 1/3/06	3,150,000	3,149
UBS Finance LLC, 4.28%, 1/3/06	8,000,000	7,998
Wells Fargo Co., 6.875%, 4/1/06	3,400,000	3,425

Total		56,811

Personal Credit Institutions (10.9%)
American Express Credit, 3.95%, 1/6/06	7,500,000	7,496

Money Market Investments (99.6%)	Shares/ $ Par	Value $ (000’s)

Personal Credit Institutions continued
American Express Credit, 4.24%, 1/5/06	8,000,000	7,995
American General Financial Corp., 4.21%, 1/13/06	6,000,000	5,992
American General Financial Corp., 4.25%, 1/23/06	5,000,000	4,987
American General Financial Corp., 4.33%, 2/6/06	4,500,000	4,481
Household Finance Corp., 6.50%, 1/24/06	6,050,000	6,063

Total		37,014

Security Brokers and Dealers (14.9%)
Bear Stearns Co., Inc., 4.21%, 1/23/06	8,000,000	7,978
Bear Stearns Co., Inc., 4.29%, 2/2/06	6,100,000	6,077
Goldman Sachs Group LP, 6.75%, 2/15/06 144A	4,600,000	4,620
Goldman Sachs Group, Inc., 3.55%, 8/1/06	3,400,000	3,401
Merrill Lynch & Co., 4.19%, 1/3/06	6,000,000	5,999
Merrill Lynch & Co., 4.546%, 3/17/06	2,760,000	2,761
Merrill Lynch & Co., 7.00%, 3/15/06	5,100,000	5,133
Morgan Stanley Dean Witter, 4.25%, 1/10/06	8,000,000	7,991
Morgan Stanley Dean Witter, 4.799%, 3/27/06	3,400,000	3,403
Morgan Stanley Dean Witter, 6.10%, 4/15/06	3,400,000	3,417

Total		50,780

Short Term Business Credit (16.6%)
CIT Group Inc., 6.50%, 2/7/06	2,300,000	2,307
HSBC Finance Corp., 4.33%, 2/13/06	8,000,000	7,959
New Center Asset Trust, 4.23%, 1/27/06	8,000,000	7,976
New Center Asset Trust, 4.30%, 2/6/06	7,200,000	7,169
Old Line Funding Corp., 4.30%, 1/20/06	8,000,000	7,982
Old Line Funding Corp., 4.32%, 2/6/06	7,500,000	7,468
Sheffield Receivables, 4.18%, 1/13/06	8,000,000	7,988
Sheffield Receivables, 4.30%, 1/20/06	7,500,000	7,483

Total		56,332

Total Money Market Investments (Cost: $338,588)		338,588

Total Investments (99.6%) (Cost $338,588)(a)		338,588

Other Assets, Less Liabilities (0.4%)		1,270

Total Net Assets (100.0%)		339,858

144A after the name of a security represents a security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2005 the value of these securities (in thousands) was $4,620, representing 1.36% of the net assets.

The Accompanying Notes are an Integral Part of the Financial Statements.

Money Market Portfolio

Statements of Assets and Liabilities

Northwestern Mutual Series Fund, Inc.

December 31, 2005

(in thousands, except per share data)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio	Aggressive Growth Stock Portfolio	International Growth Portfolio	Franklin Templeton International Equity Portfolio	AllianceBernstein Mid Cap Value Portfolio	Index 400 Stock Portfolio
Assets
Investments, at value (1), (2)	$512,273	$245,463	$1,302,771	$167,005	$1,136,987	$97,035	$487,238
Cash	77	—	80	32	884	33	72
Due From Sale of Fund Shares	264	69	309	193	300	6	210
Due From Sale of Securities	223	1,682	11,207	2,856	—	638	4,535
Due From Sale of Foreign Currency	—	—	—	4,866	110	—	—
Futures Variation Margin	—	—	—	—	—	—	—
Dividends and Interest Receivables	96	314	1,029	92	1,906	109	310

Total Assets	512,933	247,528	1,315,396	175,044	1,140,187	97,821	492,365

Liabilities
Due on Purchase of Securities	9,589	2,245	61,776	1,769	—	135	1,270
Payable for Collateral on Securities on Loan	—	—	—	—	—	—	—
Due on Purchase of Foreign Currency	—	—	—	5,578	—	—	—
Due on Redemption of Fund Shares	82	48	300	7	229	49	276
Due to Investment Advisor	237	179	557	98	635	70	105
Accrued Expenses	17	15	16	42	63	10	21
Futures Variation Margin	—	—	45	—	—	—	67

Total Liabilities	9,925	2,487	62,694	7,494	927	264	1,739

Net Assets	$503,008	$245,041	$1,252,702	$167,550	$1,139,260	$97,557	$490,626

Represented By:
Aggregate Paid in Capital (3), (4)	$361,274	$179,058	$1,038,495	$126,117	$863,312	$83,233	$361,246
Undistributed Net Investment Income (Loss)	—	719	1,541	99	22,709	1	5,508
Undistributed Accumulated Net Realized Gain (Loss) on Investments	66,546	10,234	26,616	3,134	(53,174)	1,971	29,335
Net Unrealized Appreciation (Depreciation) of:
Investment Securities	75,188	55,030	186,050	38,191	306,432	12,352	94,662
Futures Contracts	—	—	—	—	—	—	(125)
Foreign Currency Transactions	—	—	—	9	(19)	—	—

Net Assets for Shares Outstanding (3)	$503,008	$245,041	$1,252,702	$167,550	$1,139,260	$97,557	$490,626

Net Asset Value, Offering and Redemption Price per Share	$2.53	$1.64	$3.30	$1.48	$1.81	$1.45	$1.55

(1) Investments, at cost	$437,085	$190,433	$1,116,721	$128,814	$830,555	$84,683	$392,576
(2) Securities on Loan	—	—	—	—	—	—	—
(3) Shares Outstanding	198,821	149,589	379,800	113,509	628,662	67,287	317,191
(4) Shares authorized, $.01 par value	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000

The Accompanying Notes are an Integral Part of the Financial Statements.

Statements of Assets and Liabilities

Janus Capital Appreciation Portfolio	Growth Stock Portfolio	Large Cap Core Stock Portfolio	Capital Guardian Domestic Equity Portfolio	T. Rowe Price Equity Income Portfolio	Index 500 Stock Portfolio	Asset Allocation Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio

$132,496	$700,770	$494,587	$273,626	$132,641	$1,901,517	$244,714	$3,017,255	$242,283	$832,125	$338,588
27	106	70	58	50	54	83	431	42	162	117
236	179	105	202	95	593	201	821	66	213	800
—	1,369	201	—	—	—	364	22,542	—	—	—
—	—	—	—	—	—	411	—	—	—	—
—	—	—	—	—	—	—	—	—	82	—
26	627	588	534	228	2,486	917	12,541	4,031	6,582	645

132,785	703,051	495,551	274,420	133,014	1,904,650	246,690	3,053,590	246,422	839,164	340,150

—	—	1,097	297	—	—	1,527	22,599	1,706	15	—
—	—	—	—	—	—	—	122,039	—	52,238	—

—	—	—	—	—	—	—	—	—	—	—
6	214	234	43	5	540	161	1,718	47	168	206
90	255	183	135	74	328	112	747	95	199	86
10	16	17	11	12	23	51	711	20	—	—
—	40	—	—	—	118	32	35	—	—	—

106	525	1,531	486	91	1,009	1,883	147,849	1,868	52,620	292

$132,679	$702,526	$494,020	$273,934	$132,923	$1,903,641	$244,807	$2,905,741	$244,554	$786,544	$339,858

$106,695	$631,584	$554,061	$238,839	$120,821	$1,332,736	$207,609	$2,138,138	$297,680	$773,532	$339,858

2	5,333	5,437	—	30	31,068	4,768	82,163	16,878	30,976	—

(45)	(56,047)	(163,139)	3,190	332	64,913	6,030	28,849	(66,553)	(9,522)	—

26,027	121,751	97,661	31,905	11,740	475,223	26,495	658,688	(3,451)	(8,293)	—
—	(95)	—	—	—	(299)	(95)	(2,097)	—	(149)	—
—	—	—	—	—	—	—	—	—	—	—

$132,679	$702,526	$494,020	$273,934	$132,923	$1,903,641	$244,807	$2,905,741	$244,554	$786,544	$339,858

$1.63	$2.11	$1.22	$1.13	$1.33	$2.97	$1.16	$1.86	$0.72	$1.20	$1.00

$106,469	$579,019	$396,926	$241,721	$120,901	$1,426,294	$218,219	$2,358,567	$245,734	$840,418	$338,588
—	—	—	—	—	—	—	117,974	—	50,098	—
81,594	332,294	404,377	241,868	99,904	640,627	211,010	1,562,623	341,202	653,979	339,872
2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	3,000,000	2,000,000	1,000,000	2,000,000

The Accompanying Notes are an Integral Part of the Financial Statements.

Statements of Assets and Liabilities

Statements of Operations

Northwestern Mutual Series Fund, Inc.

For the Year Ended December 31, 2005

(in thousands)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio	Aggressive Growth Stock Portfolio	International Growth Portfolio	Franklin Templeton International Equity Portfolio	AllianceBernstein Mid Cap Value Portfolio	Index 400 Stock Portfolio
Investment Income
Income
Interest	$739	$267	$1,405	$197	$2,001	$130	$1,228
Dividends (1)	1,404	2,703	6,453	2,249	28,631	1,110	5,582

Total Income	2,143	2,970	7,858	2,446	30,632	1,240	6,810

Expenses
Management Fees	2,544	1,844	6,283	911	6,846	710	1,118
Custodian Fees	17	22	14	222	485	6	32
Audit Fees	17	15	19	20	25	10	17
Other Expenses	3	4	3	30	4	3	5

Total Expenses	2,581	1,885	6,319	1,183	7,360	729	1,172

Less Waived Fees:
Paid Indirectly	(2)	(2)	(2)	—	—	(2)	(3)

Total Net Expenses	2,579	1,883	6,317	1,183	7,360	727	1,169

Net Investment Income (Loss)	(436)	1,087	1,541	1,263	23,272	513	5,641
Realized and Unrealized Gain (Loss) on Investments and Foreign Currencies
Net Realized Gain (Loss) on:
Investment Securities	67,828	9,975	138,615	11,546	15,617	6,465	28,165
Futures Contracts	(124)	—	335	—	—	—	4,814
Foreign Currency Transactions	—	—	—	(133)	(463)	—	—

Net Realized Gain (Loss) on Investments and Foreign Currencies	67,704	9,975	138,950	11,413	15,154	6,465	32,979

Net Unrealized Appreciation (Depreciation) of:
Investment Securities	(17,137)	5,455	(69,227)	9,969	78,975	(1,949)	16,466
Futures Contracts	(497)	—	(126)	—	—	—	(1,537)
Foreign Currency Transactions	—	—	—	1	(72)	—	—

Net Change in Unrealized Appreciation (Depreciation) of Investments	(17,634)	5,455	(69,353)	9,970	78,903	(1,949)	14,929

Net Gain (Loss) on Investments	50,070	15,430	69,597	21,383	94,057	4,516	47,908

Net Increase (Decrease) in Net Assets Resulting from Operations	$49,634	$16,517	$71,138	$22,646	$117,329	$5,029	$53,549

(1) Less Foreign Dividend Tax	$—	$3	$(1)	$96	$1,139	$2	$—

The Accompanying Notes are an Integral Part of the Financial Statements.

Statements of Operations

Janus Capital Appreciation Portfolio	Growth Stock Portfolio	Large Cap Core Stock Portfolio	Capital Guardian Domestic Equity Portfolio	T. Rowe Price Equity Income Portfolio	Index 500 Stock Portfolio	Asset Allocation Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio

$328	$872	$344	$330	$191	$820	$4,548	$65,507	$17,928	$33,641	$11,121
556	7,366	7,184	5,475	2,543	34,268	1,520	26,406	76	—	—

884	8,238	7,528	5,805	2,734	35,088	6,068	91,913	18,004	33,641	11,121

709	2,874	2,051	1,458	730	3,737	1,189	8,743	1,093	2,173	1,029
5	12	12	8	17	33	108	—	14	—	—
11	18	18	12	11	19	19	—	21	—	—
2	3	4	4	3	6	11	—	5	—	—

727	2,907	2,085	1,482	761	3,795	1,327	8,743	1,133	2,173	1,029

(2)	(2)	(2)	(2)	(1)	(2)	(3)	—	(4)	—	—

725	2,905	2,083	1,480	760	3,793	1,324	8,743	1,129	2,173	1,029

159	5,333	5,445	4,325	1,974	31,295	4,744	83,170	16,875	31,468	10,092

4,073	9,255	3,421	16,536	4,696	68,259	6,132	30,332	(1,102)	(5,033)	—
—	391	(44)	—	—	1,128	770	11,222	—	976	—
—	—	—	—	—	—	(33)	(546)	(2)	(325)	—

4,073	9,646	3,377	16,536	4,696	69,387	6,869	41,008	(1,104)	(4,382)	—

11,407	36,466	30,116	(673)	(1,494)	(13,539)	4,475	(13,485)	(12,527)	(10,930)	—
—	(598)	(117)	—	—	(770)	(524)	(9,692)	—	(173)	—
—	—	—	—	—	—	(3)	—	—	—	—

11,407	35,868	29,999	(673)	(1,494)	(14,309)	3,948	(23,177)	(12,527)	(11,103)	—

15,480	45,514	33,376	15,863	3,202	55,078	10,817	17,831	(13,631)	(15,485)	—

$15,639	$50,847	$38,821	$20,188	$5,176	$86,373	$15,561	$101,001	$3,244	$15,983	$10,092

$3	$54	$14	$51	$22	$(11)	$90	$(11)	$—	$—	$—

The Accompanying Notes are an Integral Part of the Financial Statements.

Statements of Operations

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$(436)	$(1,159)
Net Realized Gain (Loss) on Investments and Foreign Currencies	67,704	31,386
Net Change in Unrealized Appreciation (Depreciation) of Investments	(17,634)	39,227

Net Increase (Decrease) in Net Assets Resulting from Operations	49,634	69,454

Distributions to Shareholders from:
Net Investment Income	—	—
Net Realized Gain on Investments	(4,453)	—

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(4,453)	—

Fund Share Transactions:
Proceeds from Sale of 26,656 and 28,670 Shares	63,776	58,058
Proceeds from Shares Issued on Reinvestment of Distributions Paid (2,068 and 0 shares, respectively)	4,453	—
Payments for 22,266 and 25,634 Shares Redeemed	(52,822)	(51,704)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (6,458 and 3,036 shares, respectively)	15,407	6,354

Total Increase (Decrease) in Net Assets	60,588	75,808
Net Assets
Beginning of Period	442,420	366,612

End of Period (Includes undistributed net investment income on $0 and $0 respectively)	$503,008	$442,420

T. Rowe Price Small Cap Value Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$1,087	$1,239
Net Realized Gain (Loss) on Investments and Foreign Currencies	9,975	5,350
Net Change in Unrealized Appreciation (Depreciation) of Investments	5,455	28,984

Net Increase (Decrease) in Net Assets Resulting from Operations	16,517	35,573

Distributions to Shareholders from:
Net Investment Income	(685)	(331)
Net Realized Gain on Investments	(5,796)	(1,925)

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(6,481)	(2,256)

Fund Share Transactions:
Proceeds from Sale of 33,985 and 41,747 Shares	52,624	58,312
Proceeds from Shares Issued on Reinvestment of Distributions Paid (4,516 and 1,702 shares, respectively)	6,481	2,256
Payments for 15,702 and 11,364 Shares Redeemed	(24,243)	(15,686)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (22,799 and 32,085 shares, respectively)	34,862	44,882

Total Increase (Decrease) in Net Assets	44,898	78,199
Net Assets
Beginning of Period	200,143	121,944

End of Period (Includes undistributed net investment income on $719 and $702 respectively)	$245,041	$200,143

The Accompanying Notes are an Integral Part of the Financial Statements.

Statements of Changes in Net Assets

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$1,541	$635
Net Realized Gain (Loss) on Investments and Foreign Currencies	138,950	103,480
Net Change in Unrealized Appreciation (Depreciation) of Investments	(69,353)	57,299

Net Increase (Decrease) in Net Assets Resulting from Operations	71,138	161,414

Distributions to Shareholders from:
Net Investment Income	(602)	—
Net Realized Gain on Investments	—	—

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(602)	—

Fund Share Transactions:
Proceeds from Sale of 19,375 and 25,228 Shares	59,332	70,609
Proceeds from Shares Issued on Reinvestment of Distributions Paid (211 and 0 shares, respectively)	602	—
Payments for 51,070 and 50,196 Shares Redeemed	(156,263)	(141,070)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((31,484) and (24,968) shares, respectively)	(96,329)	(70,461)

Total Increase (Decrease) in Net Assets	(25,793)	90,953
Net Assets
Beginning of Period	1,278,495	1,187,542

End of Period (Includes undistributed net investment income on $1,541 and $635 respectively)	$1,252,702	$1,278,495

International Growth Portfolio	For the Period Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$1,263	$674
Net Realized Gain (Loss) on Investments and Foreign Currencies	11,413	4,703
Net Change in Unrealized Appreciation (Depreciation) of Investments	9,970	12,645

Net Increase (Decrease) in Net Assets Resulting from Operations	22,646	18,022

Distributions to Shareholders from:
Net Investment Income	(1,525)	(625)
Net Realized Gain on Investments	(7,104)	—

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(8,629)	(625)

Fund Share Transactions:
Proceeds from Sale of 51,033 and 33,565 Shares	70,984	39,016
Proceeds from Shares Issued on Reinvestments of Distributions Paid (5,826 and 475 shares, respectively)	8,629	625
Payments for 27,131 and 11,379 Shares Redeemed	(36,578)	(13,230)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (29,728 and 22,661 shares, respectively)	43,035	26,411

Total Increase (Decrease) in Net Assets	57,052	43,808
Net Assets
Beginning of Period	110,498	66,690

End of Period (Includes undistributed net investment income on $99 and $(16) respectively)	$167,550	$110,498

The Accompanying Notes are an Integral Part of the Financial Statements.

Statements of Changes in Net Assets

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity Portfolio	For the Period Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$23,272	$18,957
Net Realized Gain (Loss) on Investments and Foreign Currencies	15,154	52,897
Net Change in Unrealized Appreciation (Depreciation) of Investments	78,903	85,995

Net Increase (Decrease) in Net Assets Resulting from Operations	117,329	157,849

Distributions to Shareholders from:
Net Investment Income	(18,202)	(14,573)
Net Realized Gain on Investments	—	—

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(18,202)	(14,573)

Fund Share Transactions:
Proceeds from Sale of 76,596 and 71,383 Shares	128,828	104,132
Proceeds from Shares Issued on Reinvestments of Distributions Paid (11,284 and 10,380 shares, respectively)	18,202	14,573
Payments for 52,112 and 52,582 Shares Redeemed	(87,874)	(76,711)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (35,768 and 29,181 shares, respectively)	59,156	41,994

Total Increase (Decrease) in Net Assets	158,283	185,270
Net Assets
Beginning of Period	980,977	795,707

End of Period (Includes undistributed net investment income on $22,709 and $18,101 respectively)	$1,139,260	$980,977

AllianceBernstein Mid Cap Value Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$513	$551
Net Realized Gain (Loss) on Investments and Foreign Currencies	6,465	4,460
Net Change in Unrealized Appreciation (Depreciation) of Investments	(1,949)	5,278

Net Increase (Decrease) in Net Assets Resulting from Operations	5,029	10,289

Distributions to Shareholders from:
Net Investment Income	(512)	(543)
Net Realized Gain on Investments	(4,826)	(4,226)

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(5,338)	(4,769)

Fund Share Transactions:
Proceeds from Sale of 16,922 and 16,224 Shares	24,551	22,455
Proceeds from Shares Issued on Reinvestment of Distributions Paid (3,665 and 3,307 shares, respectively)	5,338	4,769
Payments for 2,875 and 3,477 Shares Redeemed	(4,154)	(4,704)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (17,712 and 16,054 shares, respectively)	25,735	22,520

Total Increase (Decrease) in Net Assets	25,426	28,040
Net Assets
Beginning of Period	72,131	44,091

End of Period (Includes undistributed net investment income on $1 and $6 respectively)	$97,557	$72,131

The Accompanying Notes are an Integral Part of the Financial Statements.

Statements of Changes in Net Assets

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Index 400 Stock Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$5,641	$3,603
Net Realized Gain (Loss) on Investments and Foreign Currencies	32,979	20,420
Net Change in Unrealized Appreciation (Depreciation) of Investments	14,929	34,412

Net Increase (Decrease) in Net Assets Resulting from Operations	53,549	58,435

Distributions to Shareholders from:
Net Investment Income	(3,439)	(2,524)
Net Realized Gain on Investments	(21,218)	(2,268)

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(24,657)	(4,792)

Fund Share Transactions:
Proceeds from Sale of 40,045 and 48,930 Shares	58,473	64,564
Proceeds from Shares Issued on Reinvestment of Distributions Paid (18,359 and 3,734 shares, respectively)	24,657	4,792
Payments for 33,053 and 29,428 Shares Redeemed	(48,223)	(38,672)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (25,351 and 23,236 shares, respectively)	34,907	30,684

Total Increase (Decrease) in Net Assets	63,799	84,327
Net Assets
Beginning of Period	426,827	342,500

End of Period (Includes undistributed net investment income on $5,508 and $3,406 respectively)	$490,626	$426,827

Janus Capital Appreciation Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$159	$(11)
Net Realized Gain (Loss) on Investments and Foreign Currencies	4,073	(454)
Net Change in Unrealized Appreciation (Depreciation) of Investments	11,407	8,982

Net Increase (Decrease) in Net Assets Resulting from Operations	15,639	8,517

Distributions to Shareholders from:
Net Investment Income	(157)	(51)
Net Realized Gain on Investments	(3,553)	—

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(3,710)	(51)

Fund Share Transactions:
Proceeds from Sale of 44,807 and 11,304 Shares	68,376	14,424
Proceeds from Shares Issued on Reinvestment of Distributions Paid (2,265 and 36 shares, respectively)	3,710	51
Payments for 5,119 and 2,404 Shares Redeemed	(8,026)	(2,981)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (41,953 and 8,936 shares, respectively)	64,060	11,494

Total Increase (Decrease) in Net Assets	75,989	19,960
Net Assets
Beginning of Period	56,690	36,730

End of Period (Includes undistributed net investment income on $2 and $0 respectively)	$132,679	$56,690

The Accompanying Notes are an Integral Part of the Financial Statements.

Statements of Changes in Net Assets

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$5,333	$7,067
Net Realized Gain (Loss) on Investments and Foreign Currencies	9,646	30,411
Net Change in Unrealized Appreciation (Depreciation) of Investments	35,868	5,735

Net Increase (Decrease) in Net Assets Resulting from Operations	50,847	43,213

Distributions to Shareholders from:
Net Investment Income	(7,061)	(4,542)
Net Realized Gain on Investments	—	—

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(7,061)	(4,542)

Fund Share Transactions:
Proceeds from Sale of 24,456 and 29,901 Shares	49,142	55,981
Proceeds from Shares Issued on Reinvestment of Distributions Paid (3,679 and 2,470 shares, respectively)	7,061	4,542
Payments for 42,106 and 41,710 Shares Redeemed	(84,312)	(78,216)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((13,971) and (9,339) shares, respectively)	(28,109)	(17,693)

Total Increase (Decrease) in Net Assets	15,677	20,978
Net Assets
Beginning of Period	686,849	665,871

End of Period (Includes undistributed net investment income on $5,333 and $7,067 respectively)	$702,526	$686,849

Large Cap Core Stock Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$5,445	$6,281
Net Realized Gain (Loss) on Investments and Foreign Currencies	3,377	(480)
Net Change in Unrealized Appreciation (Depreciation) of Investments	29,999	29,636

Net Increase (Decrease) in Net Assets Resulting from Operations	38,821	35,437

Distributions to Shareholders from:
Net Investment Income	(6,143)	(4,200)
Net Realized Gain on Investments	—	—

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(6,143)	(4,200)

Fund Share Transactions:
Proceeds from Sale of 32,999 and 37,334 Shares	38,264	39,932
Proceeds from Shares Issued on Reinvestment of Distributions Paid (5,534 and 4,015 shares, respectively)	6,143	4,200
Payments for 45,641 and 49,534 Shares Redeemed	(53,000)	(52,988)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((7,108) and (8,185) shares, respectively)	(8,593)	(8,856)

Total Increase (Decrease) in Net Assets	24,085	22,381
Net Assets
Beginning of Period	469,935	447,554

End of Period (Includes undistributed net investment income on $5,437 and $6,146 respectively)	$494,020	$469,935

The Accompanying Notes are an Integral Part of the Financial Statements.

Statements of Changes in Net Assets

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$4,325	$2,700
Net Realized Gain (Loss) on Investments and Foreign Currencies	16,536	11,200
Net Change in Unrealized Appreciation (Depreciation) of Investments	(673)	14,404

Net Increase (Decrease) in Net Assets Resulting from Operations	20,188	28,304

Distributions to Shareholders from:
Net Investment Income	(4,339)	(2,660)
Net Realized Gain on Investments	(18,130)	(2,783)

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(22,469)	(5,443)

Fund Share Transactions:
Proceeds from Sale of 75,865 and 55,988 Shares	86,903	59,051
Proceeds from Shares Issued on Reinvestment of Distributions Paid (19,876 and 4,768 shares, respectively)	22,469	5,443
Payments for 39,159 and 10,950 Shares Redeemed	(45,134)	(11,477)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (56,682 and 49,806 shares, respectively)	64,238	53,017

Total Increase (Decrease) in Net Assets	61,957	75,878
Net Assets
Beginning of Period	211,977	136,099

End of Period (Includes undistributed net investment income on $0 and $59 respectively)	$273,934	$211,977

T. Rowe Price Equity Income Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$1,974	$1,147
Net Realized Gain (Loss) on Investments and Foreign Currencies	4,696	2,719
Net Change in Unrealized Appreciation (Depreciation) of Investments	(1,494)	6,583

Net Increase (Decrease) in Net Assets Resulting from Operations	5,176	10,449

Distributions to Shareholders from:
Net Investment Income	(1,953)	(1,138)
Net Realized Gain on Investments	(5,097)	(2,181)

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(7,050)	(3,319)

Fund Share Transactions:
Proceeds from Sale of 32,708 and 27,239 Shares	44,133	34,607
Proceeds from Shares Issued on Reinvestment of Distributions Paid (5,244 and 2,475 shares, respectively)	7,050	3,319
Payments for 4,534 and 2,336 Shares Redeemed	(6,133)	(2,973)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (33,418 and 27,378 shares, respectively)	45,050	34,953

Total Increase (Decrease) in Net Assets	43,176	42,083
Net Assets
Beginning of Period (Includes undistributed net investment income on $30 and $11 respectively)	89,747	47,664

End of Period	$132,923	$89,747

The Accompanying Notes are an Integral Part of the Financial Statements.

Statements of Changes in Net Assets

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Index 500 Stock Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$31,295	$32,765
Net Realized Gain (Loss) on Investments and Foreign Currencies	69,387	32,945
Net Change in Unrealized Appreciation (Depreciation) of Investments	(14,309)	119,214

Net Increase (Decrease) in Net Assets Resulting from Operations	86,373	184,924

Distributions to Shareholders from:
Net Investment Income	(32,436)	(23,734)
Net Realized Gain on Investments	(32,687)	(19,343)

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(65,123)	(43,077)

Fund Share Transactions:
Proceeds from Sale of 41,557 and 53,590 Shares	119,731	147,360
Proceeds from Shares Issued on Reinvestment of Distributions Paid (23,595 and 16,097 shares, respectively)	65,123	43,077
Payments for 71,631 and 67,111 Shares Redeemed	(206,585)	(184,282)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((6,479) and 2,576 shares, respectively)	(21,731)	6,155

Total Increase (Decrease) in Net Assets	(481)	148,002
Net Assets
Beginning of Period	1,904,122	1,756,120

End of Period (Includes undistributed net investment income on $31,068 and $32,479 respectively)	$1,903,641	$1,904,122

Asset Allocation Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$4,744	$3,101
Net Realized Gain (Loss) on Investments and Foreign Currencies	6,869	4,055
Net Change in Unrealized Appreciation (Depreciation) of Investments	3,948	9,663

Net Increase (Decrease) in Net Assets Resulting from Operations	15,561	16,819

Distributions to Shareholders from:
Net Investment Income	(3,102)	—
Net Realized Gain on Investments	(3,520)	—

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(6,622)	—

Fund Share Transactions:
Proceeds from Sale of 48,252 and 62,501 Shares	53,841	65,021
Proceeds from Shares Issued on Reinvestment of Distributions Paid (6,206 and 0 shares, respectively)	6,622	—
Payments for 18,939 and 15,192 Shares Redeemed	(21,163)	(15,750)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (35,519 and 47,309 shares, respectively)	39,300	49,271

Total Increase (Decrease) in Net Assets	48,239	66,090

Net Assets
Beginning of Period	196,568	130,478

End of Period (Includes undistributed net investment income on $4,768 and $3,070 respectively)	$244,807	$196,568

The Accompanying Notes are an Integral Part of the Financial Statements.

Statements of Changes in Net Assets

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Balanced Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$83,170	$78,448
Net Realized Gain (Loss) on Investments and Foreign Currencies	41,008	54,164
Net Change in Unrealized Appreciation (Depreciation) of Investments	(23,177)	89,460

Net Increase (Decrease) in Net Assets Resulting from Operations	101,001	222,072

Distributions to Shareholders from:
Net Investment Income	(77,091)	(73,596)
Net Realized Gain on Investments	(42,386)	(103,896)

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(119,477)	(177,492)

Fund Share Transactions:
Proceeds from Sale of 91,513 and 95,815 Shares	167,760	174,463
Proceeds from Shares Issued on Reinvestment of Distributions Paid (67,424 and 102,300 shares, respectively)	119,477	177,492
Payments for 188,849 and 167,929 Shares Redeemed	(346,199)	(304,844)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((29,912) and 30,186 shares, respectively)	(58,962)	47,111

Total Increase (Decrease) in Net Assets	(77,438)	91,691
Net Assets
Beginning of Period	2,983,179	2,891,488

End of Period (Includes undistributed net investment income on $82,163 and $76,800 respectively)	$2,905,741	$2,983,179

High Yield Bond Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$16,875	$15,568
Net Realized Gain (Loss) on Investments and Foreign Currencies	(1,104)	11,051
Net Change in Unrealized Appreciation (Depreciation) of Investments	(12,527)	(1,107)

Net Increase (Decrease) in Net Assets Resulting from Operations	3,244	25,512

Distributions to Shareholders from:
Net Investment Income	(15,557)	(14,554)
Net Realized Gain on Investments	—	—

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(15,557)	(14,554)

Fund Share Transactions:
Proceeds from Sale of 52,971 and 49,668 Shares	38,440	35,967
Proceeds from Shares Issued on Reinvestment of Distributions Paid (22,677 and 21,213 shares, respectively)	15,557	14,554
Payments for 36,575 and 43,729 Shares Redeemed	(26,442)	(31,538)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (39,073 and 27,152 shares, respectively)	27,555	18,983

Total Increase (Decrease) in Net Assets	15,242	29,941
Net Assets
Beginning of Period	229,312	199,371

End of Period (Includes undistributed net investment income on $16,878 and $15,509 respectively)	$244,554	$229,312

The Accompanying Notes are an Integral Part of the Financial Statements.

Statements of Changes in Net Assets

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Select Bond Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$31,468	$25,092
Net Realized Gain (Loss) on Investments and Foreign Currencies	(4,382)	8,052
Net Change in Unrealized Appreciation (Depreciation) of Investments	(11,103)	(4,113)

Net Increase (Decrease) in Net Assets Resulting from Operations	15,983	29,031

Distributions to Shareholders from:
Net Investment Income	(25,094)	(25,605)
Net Realized Gain on Investments	(4,251)	(17,701)

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(29,345)	(43,306)

Fund Share Transactions:
Proceeds from Sale of 148,395 and 88,198 Shares	178,962	108,312
Proceeds from Shares Issued on Reinvestment of Distributions Paid (24,763 and 37,204 shares, respectively)	29,345	43,306
Payments for 57,594 and 79,381 Shares Redeemed	(69,428)	(97,641)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (115,564 and 46,201 shares, respectively)	138,879	53,977

Total Increase (Decrease) in Net Assets	125,517	39,702
Net Assets
Beginning of Period	661,027	621,325

End of Period (Includes undistributed net investment income on $30,976 and $24,741 respectively)	$786,544	$661,027

Money Market Portfolio	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands)
Change in Net Assets
Operations
Net Investment Income (Loss)	$10,092	$5,155
Net Realized Gain (Loss) on Investments and Foreign Currencies	—	—
Net Change in Unrealized Appreciation (Depreciation) of Investments	—	—

Net Increase (Decrease) in Net Assets Resulting from Operations	10,092	5,155

Distributions to Shareholders from:
Net Investment Income	(10,092)	(5,155)
Net Realized Gain on Investments	—	—

Net Decrease in Net Assets Resulting from Distributions to Shareholders	(10,092)	(5,155)

Fund Share Transactions:
Proceeds from Sale of 155,876 and 156,221 Shares	155,875	156,229
Proceeds from Shares Issued on Reinvestment of Distributions Paid (10,092 and 5,155 shares, respectively)	10,092	5,155
Payments for 170,577 and 216,789 Shares Redeemed	(170,577)	(216,789)

Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((4,609) and (55,413) shares, respectively)	(4,610)	(55,405)

Total Increase (Decrease) in Net Assets	(4,610)	(55,405)
Net Assets
Beginning of Period	344,468	399,873

End of Period (Includes undistributed net investment income on $0 and $0 respectively)	$339,858	$344,468

The Accompanying Notes are an Integral Part of the Financial Statements.

Statements of Changes in Net Assets

Financial Highlights

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio	For the Year Ended December 31,
(For a share outstanding throughout the period)	2005	2004		2003		2002		2001
Selected Per Share Data
Net Asset Value, Beginning of Period	$2.30	$1.94		$1.46		$1.79		$1.86
Income from Investment Operations:
Net Investment Income	—	(0.01)		—		—		—
Net Realized and Unrealized Gains (Losses) on Investments	0.25	0.37		0.48		(0.33)		(0.07)

Total from Investment Operations	0.25	0.36		0.48		(0.33)		(0.07)

Less Distributions:
Distributions from Net Investment Income	—	—		—		—		—
Distributions from Realized Gains on Investments	(0.02)	—		—		—		—

Total Distributions	(0.02)	—		—		—		—

Net Asset Value, End of Period	$2.53	$2.30		$1.94		$1.46		$1.79

Total Return (d)	11.18%	18.80%		33.06%		(18.42%	)	(3.76% )

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$503,008	$442,420		$366,612		$254,880		$291,448

Ratio of Expenses to Average Net Assets	0.56%	0.57%		0.59%		0.60%		0.60%

Ratio of Net Investment Income (Loss) to Average Net Assets	(0.09% )	(0.30%	)	(0.35%	)	(0.26%	)	0.17%

Portfolio Turnover Rate	69.50%	87.74%		84.20%		41.87%		70.58%

T. Rowe Price Small Cap Value Portfolio	For the Year Ended December 31,				For the Period July 31, 2001(a) through December 31, 2001
(For a share outstanding throughout the period)	2005	2004	2003	2002
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.58	$1.29	$0.95	$1.02	$1.00
Income from Investment Operations:
Net Investment Income	0.01	0.01	0.01	0.01	—
Net Realized and Unrealized Gains on Investments	0.10	0.30	0.33	(0.07)	0.02

Total from Investment Operations	0.11	0.31	0.34	(0.06)	0.02

Less Distributions:
Distributions from Net Investment Income	(0.01)	—	—	(0.01)	—
Distributions from Realized Gains on Investments	(0.04)	(0.02)	—	—	—

Total Distributions	(0.05)	(0.02)	—	(0.01)	—

Net Asset Value, End of Period	$1.64	$1.58	$1.29	$0.95	$1.02

Total Return (d)	7.21%	24.57%	35.15%	(5.58% )	1.76%

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$245,041	$200,143	$121,944	$63,083	$21,003

Ratio of Gross Expenses to Average Net Assets	0.87%	0.88%	0.90%	1.02%	1.36%	(c)

Ratio of Net Expenses to Average Net Assets	0.87%	0.88%	0.90%	1.00%	1.00%	(c)

Ratio of Net Investment Income (Losses) to Average Net Assets	0.63%	0.81%	0.65%	0.54%	1.03%	(c)

Portfolio Turnover Rate	17.74%	19.22%	33.78%	28.26%	49.70%

(a)	Portfolio commenced operations July 31, 2001.
(c)	Computed on an annualized basis.
(d)	Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Financial Highlights

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio	For the Year Ended December 31,
(For a share outstanding throughout the period)	2005	2004		2003		2002	2001
Selected Per Share Data
Net Asset Value, Beginning of Period	$3.11	$2.72		$2.18		$2.82	$4.47
Income from Investment Operations:
Net Investment Income	—	0.00	(e)	—		—	—
Net Realized and Unrealized Gains (Losses) on Investments	0.19	0.39		0.54		(0.59)	(0.83)

Total from Investment Operations	0.19	0.39		0.54		(0.59)	(0.83)

Less Distributions:
Distributions from Net Investment Income	—	—		—		—	—
Distributions from Realized Gains on Investments	—	—		—		(0.05)	(0.82)

Total Distributions	—	—		—		(0.05)	(0.82)

Net Asset Value, End of Period	$3.30	$3.11		$2.72		$2.18	$2.82

Total Return (d)	6.14%	14.22%		24.69%		(21.15% )	(19.87% )

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$1,252,702	$1,278,495		$1,187,542		$994,075	$1,341,876

Ratio of Expenses to Average Net Assets	0.52%	0.52%		0.52%		0.52%	0.52%

Ratio of Net Investment Income (Loss) to Average Net Assets	0.13%	0.05%		(0.10%	)	(0.11% )	0.08%

Portfolio Turnover Rate	83.42%	71.24%		63.21%		43.37%	70.40%

International Growth Portfolio	For the Year Ended December 31,				For the Period July 31, 2001(a) through December 31, 2001
(For a share outstanding throughout the period)	2005	2004	2003	2002
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.32	$1.09	$0.79	$0.91	$1.00
Income from Investment Operations:
Net Investment Income	0.01	0.01	0.01	—	—
Net Realized and Unrealized Gains (Losses) on Investments	0.23	0.23	0.30	(0.12)	(0.09)

Total from Investment Operations	0.24	0.24	0.31	(0.12)	(0.09)

Less Distributions:
Distributions from Net Investment Income	(0.01)	(0.01)	(0.01)	—	—
Distributions from Realized Gains on Investments	(0.07)	—	—	—	—

Total Distributions	(0.08)	(0.01)	(0.01)	—	—

Net Asset Value, End of Period	$1.48	$1.32	$1.09	$0.79	$0.91

Total Return (d)	18.00%	21.59%	38.99%	(12.34% )	(9.40%	)

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$167,550	$110,498	$66,690	$35,373	$26,900

Ratio of Gross Expenses to Average Net Assets	0.95%	0.98%	1.25%	1.15%	1.25%	(c)

Ratio of Net Expenses to Average Net Assets	0.95%	0.98%	1.10%	1.10%	1.10%	(c)

Ratio of Net Investment Income (Loss) to Average Net Assets	1.01%	0.81%	0.79%	0.62%	0.05%	(c)

Portfolio Turnover Rate	70.60%	70.84%	58.09%	27.28%	18.45%

(a)	Portfolio commenced operations July 31, 2001.
(c)	Computed on an annualized basis.
(d)	Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(e)	Amount is less than $0.005.

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Financial Highlights

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity Portfolio	For the Year Ended December 31,
(For a share outstanding throughout the period)	2005	2004	2003	2002	2001
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.65	$1.41	$1.02	$1.26	$1.63
Income from Investment Operations:
Net Investment Income	0.04	0.03	0.03	0.02	0.02
Net Realized and Unrealized Gains (Losses) on Investments	0.15	0.24	0.38	(0.24)	(0.23)

Total from Investment Operations	0.19	0.27	0.41	(0.22)	(0.21)

Less Distributions:
Distributions from Net Investment Income	(0.03)	(0.03)	(0.02)	(0.02)	(0.03)
Distributions from Realized Gains on Investments	—	—	—	—	(0.13)

Total Distributions	(0.03)	(0.03)	(0.02)	(0.02)	(0.16)

Net Asset Value, End of Period	$1.81	$1.65	$1.41	$1.02	$1.26

Total Return (d)	11.52%	19.33%	40.46%	(17.40% )	(14.00% )

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$1,139,260	$980,977	$795,707	$563,102	$716,413

Ratio of Expenses to Average Net Assets	0.71%	0.72%	0.74%	0.74%	0.74%

Ratio of Net Investment Income (Loss) to Average Net Assets	2.24%	2.23%	2.33%	1.72%	1.99%

Portfolio Turnover Rate	3.71%	18.65%	24.87%	30.94%	34.52%

AllianceBernstein Mid Cap Value Portfolio	For the Year Ended December 31,		For the Period May 1, 2003(b) through December 31, 2003
(For a share outstanding throughout the period)	2005	2004
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.45	$1.32	$1.00
Income from Investment Operations:
Net Investment Income	0.01	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.08	0.22	0.32

Total from Investment Operations	0.09	0.23	0.33

Less Distributions:
Distributions from Net Investment Income	(0.01)	(0.01)	(0.00	)(e)
Distributions from Realized Gains on Investments	(0.08)	(0.09)	(0.01)

Total Distributions	(0.09)	(0.10)	(0.01)

Net Asset Value, End of Period	$1.45	$1.45	$1.32

Total Return (d)	5.46%	18.67%	33.16%

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$97,557	$72,131	$44,091

Ratio of Gross Expenses to Average Net Assets	0.87%	0.89%	0.94%	(c)

Ratio of Net Expenses to Average Net Assets	0.87%	0.89%	0.93%	(c)

Ratio of Net Investment Income (Loss) to Average Net Assets	0.61%	1.00%	0.70%	(c)

Portfolio Turnover Rate	31.15%	33.05%	9.68%

(b)	Portfolio commenced operations on May 1, 2003.
(c)	Computed on an annualized basis.
(d)	Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(e)	Amount is less than $0.005.

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Financial Highlights

Northwestern Mutual Series Fund, Inc.

Index 400 Stock Portfolio	For the Year Ended December 31,
(For a share outstanding throughout the period)	2005	2004	2003	2002	2001
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.46	$1.28	$0.95	$1.12	$1.14
Income from Investment Operations:
Net Investment Income (Loss)	0.02	0.01	0.01	0.01	—
Net Realized and Unrealized Gains (Losses) on Investments	0.15	0.19	0.33	(0.17)	(0.01)

Total from Investment Operations	0.17	0.20	0.34	(0.16)	(0.01)

Less Distributions:
Distributions from Net Investment Income	(0.01)	(0.01)	(0.01)	(0.01)	—
Distributions from Realized Gains on Investments	(0.07)	(0.01)	—	—	(0.01)

Total Distributions	(0.08)	(0.02)	(0.01)	(0.01)	(0.01)

Net Asset Value, End of Period	$1.55	$1.46	$1.28	$0.95	$1.12

Total Return (d)	12.37%	16.26%	35.01%	(14.54% )	(0.65% )

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$490,626	$426,827	$342,500	$225,410	$210,734

Ratio of Expenses to Average Net Assets	0.26%	0.26%	0.27%	0.28%	0.31%

Ratio of Net Investment Income to Average Net Assets	1.26%	0.96%	0.92%	0.86%	1.06%

Portfolio Turnover Rate	18.63%	16.46%	9.74%	15.60%	19.06%

Janus Capital Appreciation Portfolio	For the Year Ended December 31,			For the Period May 1, 2003(b) through December 31, 2003
(For a share outstanding throughout the period)	2005	2004
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.43	$1.20		$1.00
Income from Investment Operations:
Net Investment Income (Loss)	—	0.00	(e)	—
Net Realized and Unrealized Gains (Losses) on Investments	0.25	0.23		0.20

Total from Investment Operations	0.25	0.23		0.20

Less Distributions:
Distributions from Net Investment Income	—	—		(0.00	)(e)
Distributions from Realized Gains on Investments	(0.05)	—		(0.00	)(e)

Total Distributions	(0.05)	—		(0.00	)(e)

Net Asset Value, End of Period	$1.63	$1.43		$1.20

Total Return (d)	17.00%	19.67%		19.90%

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$132,679	$56,690		$36,730

Ratio of Gross Expenses to Average Net Assets	0.82%	0.84%		0.90%	(c)

Ratio of Net Expenses to Average Net Assets	0.82%	0.84%		0.89%	(c)

Ratio of Net Investment Income to Average Net Assets	0.18%	(0.03%	)	0.07%	(c)

Portfolio Turnover Rate	45.20%	25.42%		33.68%

(b)	Portfolio commenced operations on May 1, 2003.
(c)	Computed on an annualized basis.
(d)	Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(e)	Amount is less than $0.005.

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Financial Highlights

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio	For the Year Ended December 31,
(For a share outstanding throughout the period)	2005	2004	2003	2002	2001
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.98	$1.87	$1.59	$2.03	$2.47
Income from Investment Operations:
Net Investment Income (Loss)	0.02	0.02	0.01	0.01	0.02
Net Realized and Unrealized Gains (Losses) on Investments	0.13	0.11	0.28	(0.43)	(0.36)

Total from Investment Operations	0.15	0.12	0.29	(0.42)	(0.34)

Less Distributions:
Distributions from Net Investment Income	(0.02)	(0.01)	(0.01)	(0.02)	(0.02)
Distributions from Realized Gains on Investments	—	—	—	—	(0.08)

Total Distributions	(0.02)	(0.01)	(0.01)	(0.02)	(0.10)

Net Asset Value, End of Period	$2.11	$1.98	$1.87	$1.59	$2.03

Total Return (d)	7.71%	6.67%	18.94%	(20.83% )	(14.22% )

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$702,526	$686,849	$665,871	$551,421	$696,578

Ratio of Expenses to Average Net Assets	0.43%	0.43%	0.43%	0.43%	0.43%

Ratio of Net Investment Income to Average Net Assets	0.78%	1.07%	0.77%	0.76%	1.01%

Portfolio Turnover Rate	31.74%	34.53%	40.89%	28.06%	27.98%

Large Cap Core Stock Portfolio	For the Year Ended December 31,
(For a share outstanding throughout the period)	2005	2004	2003	2002	2001
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.14	$1.07	$0.87	$1.22	$1.37
Income from Investment Operations:
Net Investment Income (Loss)	0.01	0.02	0.01	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.09	0.06	0.20	(0.35)	(0.11)

Total from Investment Operations	0.10	0.08	0.21	(0.34)	(0.10)

Less Distributions:
Distributions from Net Investment Income	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)
Distributions from Realized Gains on Investments	—	—	—	—	(0.04)

Total Distributions	(0.02)	(0.01)	(0.01)	(0.01)	(0.05)

Net Asset Value, End of Period	$1.22	$1.14	$1.07	$0.87	$1.22

Total Return (d)	8.46%	8.16%	24.05%	(28.20% )	(7.77% )

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$494,020	$469,935	$447,554	$365,944	$548,672

Ratio of Expenses to Average Net Assets	0.44%	0.44%	0.46%	0.58%	0.58%

Ratio of Net Investment Income to Average Net Assets	1.15%	1.41%	1.07%	0.85%	0.75%

Portfolio Turnover Rate	32.23%	33.64%	58.90%	29.20%	44.37%

(d)	Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Financial Highlights

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio	For the Year Ended December 31,				For the Period July 31, 2001(a) through December 31, 2001
(For a share outstanding throughout the period)	2005	2004	2003	2002
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.14	$1.00	$0.76	$0.97	$1.00
Income from Investment Operations:
Net Investment Income	0.02	0.02	0.01	0.01	—
Net Realized and Unrealized Gains (Losses) on Investments	0.07	0.15	0.24	(0.21)	(0.03)

Total from Investment Operations	0.09	0.17	0.25	(0.20)	(0.03)

Less Distributions:
Distributions from Net Investment Income	(0.02)	(0.01)	(0.01)	(0.01)	—
Distributions from Realized Gains on Investments	(0.08)	(0.02)	—	—	—

Total Distributions	(0.10)	(0.03)	(0.01)	(0.01)	—

Net Asset Value, End of Period	$1.13	$1.14	$1.00	$0.76	$0.97

Total Return (d)	8.04%	16.85%	34.41%	(21.24% )	(2.19%	)

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$273,934	$211,977	$136,099	$74,274	$40,722

Ratio of Gross Expenses to Average Net Assets	0.60%	0.62%	0.67%	0.70%	0.90%	(c)

Ratio of Net Expenses to Average Net Assets	0.60%	0.62%	0.67%	0.70%	0.75%	(c)

Ratio of Net Investment Income to Average Net Assets	1.77%	1.63%	1.84%	1.54%	1.32%	(c)

Portfolio Turnover Rate	35.19%	32.97%	29.20%	22.42%	18.98%

T. Rowe Price Equity Income Portfolio	For the Year Ended December 31,		For the Period May 1, 2003(b) through December 31, 2003
(For a share outstanding throughout the period)	2005	2004
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.35	$1.22	$1.00
Income from Investment Operations:
Net Investment Income	0.02	0.02	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.04	0.17	0.23

Total from Investment Operations	0.06	0.19	0.24

Less Distributions:
Distributions from Net Investment Income	(0.02)	(0.02)	(0.01)
Distributions from Realized Gains on Investments	(0.06)	(0.04)	(0.01)

Total Distributions	(0.08)	(0.06)	(0.02)

Net Asset Value, End of Period	$1.33	$1.35	$1.22

Total Return (d)	4.19%	15.16%	23.64%

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$132,923	$89,747	$47,664

Ratio of Gross Expenses to Average Net Assets	0.68%	0.69%	0.77%	(c)

Ratio of Net Expenses to Average Net Assets	0.68%	0.69%	0.75%	(c)

Ratio of Net Investment Income to Average Net Assets	1.76%	1.74%	1.88%	(c)

Portfolio Turnover Rate	16.01%	15.21%	27.27%

(a)	Portfolio commenced operations July 31, 2001.
(b)	Portfolio commenced operations on May 1, 2003.
(c)	Computed on an annualized basis.
(d)	Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Financial Highlights

Northwestern Mutual Series Fund, Inc.

Index 500 Stock Portfolio	For the Year Ended December 31,
(For a share outstanding throughout the period)	2005	2004	2003	2002	2001
Selected Per Share Data
Net Asset Value, Beginning of Period	$2.94	$2.72	$2.17	$2.87	$3.41
Income from Investment Operations:
Net Investment Income (Loss)	0.05	0.05	0.04	0.03	0.03
Net Realized and Unrealized Gains (Losses) on Investments	0.08	0.24	0.56	(0.64)	(0.43)

Total from Investment Operations	0.13	0.29	0.60	(0.61)	(0.40)

Less Distributions:
Distributions from Net Investment Income	(0.05)	(0.04)	(0.04)	(0.03)	(0.04)
Distributions from Realized Gains on Investments	(0.05)	(0.03)	(0.01)	(0.06)	(0.10)

Total Distributions	(0.10)	(0.07)	(0.05)	(0.09)	(0.14)

Net Asset Value, End of Period	$2.97	$2.94	$2.72	$2.17	$2.87

Total Return (d)	4.72%	10.70%	28.43%	(22.07% )	(11.88% )

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$1,903,641	$1,904,122	$1,756,120	$1,362,881	$1,821,875

Ratio of Expenses to Average Net Assets	0.20%	0.20%	0.20%	0.21%	0.21%

Ratio of Net Investment Income to Average Net Assets	1.68%	1.83%	1.59%	1.40%	1.13%

Portfolio Turnover Rate	5.36%	3.45%	2.44%	6.55%	2.92%

Asset Allocation Portfolio	For the Year Ended December 31,				For the Period July 31, 2001(a) through December 31, 2001
(For a share outstanding throughout the period)	2005	2004	2003	2002
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.12	$1.02	$0.86	$0.97	$1.00
Income from Investment Operations:
Net Investment Income	0.02	0.02	0.02	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	0.06	0.08	0.16	(0.11)	(0.03)

Total from Investment Operations	0.08	0.10	0.18	(0.10)	(0.02)

Less Distributions:
Distributions from Net Investment Income	(0.02)	—	(0.02)	(0.01)	(0.01)
Distributions from Realized Gains on Investments	(0.02)	—	—	—	—

Total Distributions	(0.04)	—	(0.02)	(0.01)	(0.01)

Net Asset Value, End of Period	$1.16	$1.12	$1.02	$0.86	$0.97

Total Return (d)	6.99%	10.02%	20.63%	(10.26% )	(2.10%	)

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$244,807	$196,568	$130,478	$87,260	$40,116

Ratio of Gross Expenses to Average Net Assets	0.61%	0.64%	0.73%	0.87%	0.92%	(c)

Ratio of Net Expenses to Average Net Assets	0.61%	0.64%	0.73%	0.75%	0.75%	(c)

Ratio of Net Investment Income to Average Net Assets	2.18%	1.90%	1.83%	2.18%	2.19%	(c)

Portfolio Turnover Rate	90.04% (g)	116.65%	103.77%	112.73%	55.88%

(a)	Portfolio commenced operations July 31, 2001.
(c)	Computed on an annualized basis.
(d)	Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(g)	Portfolio Turnover rate excludes the impact of mortgage dollar roll transactions.

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Financial Highlights

Northwestern Mutual Series Fund, Inc.

Balanced Portfolio	For the Year Ended December 31,
(For a share outstanding throughout the period)	2005	2004	2003	2002	2001
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.87	$1.85	$1.62	$1.82	$2.03
Income from Investment Operations:
Net Investment Income (Loss)	0.05	0.05	0.05	0.06	0.08
Net Realized and Unrealized Gains (Losses) on Investments	0.02	0.09	0.24	(0.20)	(0.13)

Total from Investment Operations	0.07	0.14	0.29	(0.14)	(0.05)

Less Distributions:
Distributions from Net Investment Income	(0.05)	(0.05)	(0.06)	(0.06)	(0.08)
Distributions from Realized Gains on Investments	(0.03)	(0.07)	—	—	(0.08)

Total Distributions	(0.08)	(0.12)	(0.06)	(0.06)	(0.16)

Net Asset Value, End of Period	$1.86	$1.87	$1.85	$1.62	$1.82

Total Return (d)	3.59%	7.89%	17.99%	(7.54% )	(3.15% )

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$2,905,741	$2,983,179	$2,891,488	$2,561,529	$3,011,137

Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%

Ratio of Net Investment Income to Average Net Assets	2.85%	2.71%	2.74%	3.08%	3.75%

Portfolio Turnover Rate	80.21% (g)	100.02%	69.56%	53.12%	50.37%

High Yield Bond Portfolio	For the Year Ended December 31,
(For a share outstanding throughout the period)	2005	2004	2003		2002	2001
Selected Per Share Data
Net Asset Value, Beginning of Period	$0.76	$0.73	$0.56		$0.65	$0.69
Income from Investment Operations:
Net Investment Income	0.05	0.05	0.05		0.07	0.08
Net Realized and Unrealized Gains (Losses) on Investments	(0.04)	0.03	0.12		(0.09)	(0.04)

Total from Investment Operations	0.01	0.08	0.17		(0.02)	0.04

Less Distributions:
Distributions from Net Investment Income	(0.05)	(0.05)	(0.00	)(e)	(0.07)	(0.08)
Distributions from Realized Gains on Investments	—	—	—		—	—

Total Distributions	(0.05)	(0.05)	—		(0.07)	(0.08)

Net Asset Value, End of Period	$0.72	$0.76	$0.73		$0.56	$0.65

Total Return (d)	1.39%	12.76%	29.06%		(2.89% )	5.03%

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$244,554	$229,312	$199,371		$137,553	$147,670

Ratio of Expenses to Average Net Assets	0.48%	0.50%	0.52%		0.54%	0.53%

Ratio of Net Investment Income to Average Net Assets	7.16%	7.42%	8.66%		10.37%	10.48%

Portfolio Turnover Rate	118.63%	162.00%	182.10%		89.20%	96.41%

(d)	Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year.
(e)	Amount is less than $0.005.
(g)	Portfolio Turnover rate excludes the impact of mortgage dollar roll transactions.

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Financial Highlights

Northwestern Mutual Series Fund, Inc.

Select Bond Portfolio	For the Year Ended December 31,
(For a share outstanding throughout the period)	2005	2004	2003	2002	2001
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.23	$1.26	$1.27	$1.20	$1.16
Income from Investment Operations:
Net Investment Income	0.05	0.05	0.05	0.05	0.06
Net Realized and Unrealized Gains (Losses) on Investments	(0.03)	0.01	0.02	0.09	0.05

Total from Investment Operations	0.02	0.06	0.07	0.14	0.11

Less Distributions:
Distributions from Net Investment Income	(0.04)	(0.05)	(0.05)	(0.06)	(0.07)
Distributions from Realized Gains on Investments	(0.01)	(0.04)	(0.03)	(0.01)	—

Total Distributions	(0.05)	(0.09)	(0.08)	(0.07)	(0.07)

Net Asset Value, End of Period	$1.20	$1.23	$1.26	$1.27	$1.20

Total Return (d)	2.22%	4.75%	5.49%	12.09%	10.37%

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$786,544	$661,027	$621,325	$584,018	$405,406

Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%

Ratio of Net Investment Income to Average Net Assets	4.34%	3.99%	4.03%	5.01%	6.15%

Portfolio Turnover Rate	179.05% (g)	213.87%	137.05%	184.37%	151.27%

Money Market Portfolio	For the Year Ended December 31,
(For a share outstanding throughout the period)	2005	2004	2003	2002	2001
Selected Per Share Data
Net Asset Value, Beginning of Period	$1.00	$1.00	$1.00	$1.00	$1.00
Income from Investment Operations:
Net Investment Income	0.03	0.01	0.01	0.02	0.04

Total from Investment Operations	0.03	0.01	0.01	0.02	0.04

Less Distributions:
Distributions from Net Investment Income	(0.03)	(0.01)	(0.01)	(0.02)	(0.04)

Total Distributions	(0.03)	(0.01)	(0.01)	(0.02)	(0.04)

Net Asset Value, End of Period	$1.00	$1.00	$1.00	$1.00	$1.00

Total Return (d)	2.98%	1.43%	1.23%	1.65%	3.91%

Ratios and Supplemental Data
Net Assets, End of Period (in thousands)	$339,858	$344,468	$399,873	$501,313	$458,689

Ratio of Gross Expenses to Average Net Assets (f)	0.30%	0.30%	0.30%	0.30%	0.30%

Ratio of Net Expenses to Average Net Assets (f)	0.30%	0.00%	0.00%	0.27%	0.30%

Ratio of Net Investment Income to Average Net Assets	2.94%	1.41%	1.23%	1.63%	3.76%

(d)	Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for period less than one year. For the Money Market Portfolio, total return includes the effect of a management fee waiver from December 2, 2002 through December 31, 2004, which ended on December 31, 2004. In the absence of such fee waiver, the total return would be less.
(f)	For the Money Market Portfolio, expense ratios reflect total expenses before a management fee waiver in effect for the period December 2, 2002 through December 31, 2004 (“Gross Expense Ratio”) and after such waiver (“Net Expense Ratio”). The fee waiver ended on December 31, 2004.
(g)	Portfolio Turnover rate excludes the impact of mortgage dollar roll transactions.

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Notes to Financial Statements

Northwestern Mutual Series Fund, Inc.

December 31, 2005

Note 1 — Northwestern Mutual Series Fund, Inc. (the “Series Fund”) is registered as a diversified open-end investment company under the Investment Company Act of 1940. The Series Fund consists of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Portfolio, Franklin Templeton International Equity Portfolio, AllianceBernstein Mid Cap Value Portfolio, Index 400 Stock Portfolio, Janus Capital Appreciation Portfolio, Growth Stock Portfolio, Large Cap Core Stock Portfolio, Capital Guardian Domestic Equity Portfolio, T. Rowe Price Equity Income Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and the Money Market Portfolio (the “Portfolios”). Shares are presently offered only to The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) and its segregated asset accounts.

Note 2 — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principal accounting policies are summarized below.

Note 3 — Stocks listed on a national or foreign stock exchange are generally valued at the last sale price on the exchange on which the security is principally traded. Stocks listed on the NASDAQ Stock Market, Inc. (“NASDAQ”) for which a NASDAQ Official Closing Price (“NOCP”) is available are valued at the NOCP. If there has been no sale on such exchange or on NASDAQ, the security is valued at the final bid price. Stocks traded only in the over-the-counter market and not on a securities exchange or NASDAQ are valued at the last sale price or closing bid price if no sales have occurred. Bonds are valued on the basis of prices furnished by a service which determines prices for normal institutional-size trading units of bonds. Futures are valued at settlement prices. Securities for which current market quotations are not readily available are valued at fair value determined by procedures approved by the Board of Directors. The fair value procedures are used if a significant event that is likely to have affected the value of the securities takes place after the time of the most recent market quotations or the market quotations for other reasons do not reflect information material to the value of those securities. Generally, money market investments, other than in the Money Market Portfolio, with maturities exceeding sixty days are valued by marking to market on the basis of an average of the most recent bid prices or yields. Generally, money market investments with maturities of sixty days or less and all securities in the Money Market Portfolio are valued on an amortized cost basis or, if the current market value differs substantially from the amortized cost, by marking to market.

Note 4 — Certain of the Portfolios may have securities and other assets and liabilities denominated in foreign currencies which are translated into U.S. dollar amounts on the date of valuation. Purchases and sales of securities and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. When the Portfolios purchase or sell a foreign security they may enter into a foreign currency exchange contract to minimize market risk from the trade date to the settlement date of such transaction. Such foreign currency exchange contracts are marked to market daily.

The Portfolios may enter into forward foreign currency contracts to hedge against exchange rate risk arising from investments in securities denominated in foreign currencies. Contracts are valued at the contractual forward rate and are marked to market daily, with the change in market value recorded as an unrealized gain or loss. When the contracts are closed, a realized gain or loss is recorded. Risks may arise from changes in market value of the underlying instruments and from the possible inability of counterparties to meet the terms of their contracts.

The Portfolios do not separately report the results of operations due to changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized or unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade date and the settlement date on security transactions, and the differences between the amounts of dividends and foreign withholding taxes recorded on the Portfolio’s books and the U.S. dollar equivalent of the amounts actually received or paid.

Note 5 — The Small Cap Growth Stock, Aggressive Growth Stock, Index 400 Stock, Growth Stock, Large Cap Core Stock, Index 500 Stock, Asset Allocation, Balanced and Select Bond Portfolios invest in futures contracts as an alternative to investing in individual securities and could be exposed to market risk due to changes in the value of the underlying securities or due to an illiquid secondary market. Futures contracts are marked to market daily based upon

Notes to Financial Statements

Notes to Financial Statements

quoted settlement prices. The Portfolios receive from or pay to brokers an amount of cash equal to the daily fluctuation in the value of the contracts. Such receipts or payments, known as the “variation margin”, are recorded by the Portfolios as unrealized gains or losses. When a contract is closed, the Portfolios record a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

For federal income tax purposes, net unrealized appreciation (depreciation) on open futures contracts is generally required to be treated as realized gains (losses).

Note 6 — The Series Fund has a securities lending program that enables each Portfolio, except the Money Market Portfolio, to loan securities to approved broker-dealers. The Portfolio receives cash (U.S. currency), U.S. Government or U.S. Government agency obligations as collateral against the loaned securities. To the extent that a loan is collateralized by cash, such collateral shall be invested by the Portfolio to earn interest in accordance with the Portfolio’s investment policies. For the year ended December 31, 2005, the Balanced and Select Bond Portfolios earned $762,644 and $402,321, respectively, in interest from securities lending activity. The collateral received under the securities lending program is recorded on the Portfolio’s statement of assets and liabilities along with the related obligation to return the collateral.

Income generated from the investment of cash collateral, less negotiated rebate fees paid to participating brokers and transaction costs, is recorded as income for the Portfolio. All collateral received will be in an amount at least equal to 102% (for loans of U.S. securities) or 105% (for non-U.S. securities) of the market value of the loaned securities at the inception of each loan. Thereafter, each loan must be continuously secured by collateral at least equal at all times to the value of the securities lent. In addition, the Portfolio is entitled to terminate a securities loan at any time. As of December 31, 2005, the value of outstanding securities on loan and the value of collateral amounted to the following:

	Value of Securities on Loan	Value of Collateral
Balanced Portfolio	$117,973,717	$122,038,875
Select Bond Portfolio	50,098,288	52,237,750

As of December 31, 2005, collateral received for securities on loan is invested in money market instruments and included in Investments on the Portfolio’s Statement of Assets and Liabilities.

Note 7 — Interest income is recorded daily on the accrual basis and dividend income is recorded on the ex-dividend date or as soon as information from foreign issuers is available. Where applicable, dividends are recorded net of foreign dividend tax. Discounts and premiums on securities purchased are amortized over the life of the respective securities using the effective interest method. Securities transactions are accounted for on trade date. The basis for determining cost on sale of securities is identified cost. For the year ended December 31, 2005, transactions in securities other than money market investments were:

Portfolio	Total Security Purchases	U.S. Govt. Security Purchases	Total Security Sales/ Maturities	U.S. Govt. Security Sales/ Maturities
	(Amounts in thousands)
Small Cap Growth Stock	$342,062	$—	$309,134	$—
T. Rowe Price Small Cap Value	97,921	—	69,007	—
Aggressive Growth Stock	983,105	—	1,081,756	—
International Growth	117,872	—	83,804	—
Franklin Templeton International Equity	68,841	—	36,436	—
AllianceBernstein Mid Cap Value Index 400 Stock	44,955 112,877	— —	24,802 75,506	— —
Janus Capital Appreciation Growth Stock	94,442 206,996	— —	35,705 225,645	— —
Large Cap Core Stock	150,043	—	159,246	—
Capital Guardian Domestic Equity	128,217	—	83,170	—
T. Rowe Price Equity Income Index 500 Stock	79,291 98,738	— —	39,998 150,996	— —
Asset Allocation	174,338	54,299	125,983	63,624
Balanced	1,684,106	849,011	1,438,705	1,117,954
High Yield Bond	289,707	—	261,110	—
Select Bond	977,301	704,743	762,676	759,642

Notes to Financial Statements

Notes to Financial Statements

Note 8 — The Series Fund and its Portfolios are parties to annually renewable contracts pursuant to which each Portfolio pays a charge for investment management and administrative services. Certain Portfolios, listed below, pay at a fixed annual rate based on the average daily net asset values of the Portfolio.

Portfolio	Fee
T. Rowe Price Small Cap Value	.85%
AllianceBernstein Mid Cap Value	.85%
Index 400 Stock	.25%
Index 500 Stock	.20%
Balanced	.30%
Select Bond	.30%
Money Market	.30%

For the other Portfolios the rate for the investment advisory fee is graded by the asset size of the Portfolio according to the following schedules:

Portfolio	First $50 Million	Next $50 Million	Excess
Small Cap Growth Stock	.80%	.65%	.50%
Aggressive Growth Stock	.80%	.65%	.50%
Franklin Templeton International Equity	.85%	.65%	.65%
Growth Stock	.60%	.50%	.40%
Large Cap Core Stock	.60%	.50%	.40%
High Yield Bond	.60%	.50%	.40%

Portfolio	First $100 Million	Next $150 Million	Excess
International Growth	.75%	.65%	.55%
Capital Guardian Domestic Equity	.65%	.55%	.50%
Asset Allocation	.60%	.50%	.40%

Portfolio	First $500 Million	Excess
T. Rowe Price Equity Income	.65%	.60%

Portfolio	First $100 Million	Next $400 Million	Excess
Janus Capital Appreciation	.80%	.75%	.70%

Mason Street Advisors, LLC (“MSA”), a wholly owned subsidiary of Northwestern Mutual, which is the manager and investment adviser of the Series Fund, contractually agreed to waive the management fee and absorb certain other operating expenses to the extent necessary so that Total Operating Expenses will not exceed the following amounts:

Portfolio		Expiration
T. Rowe Price Small Cap Value	1.00%	December 31, 2006
International Growth	1.10%	December 31, 2006
AllianceBernstein Mid Cap Value	1.00%	December 31, 2008
Janus Capital Appreciation	0.90%	December 31, 2008
Capital Guardian Domestic Equity	0.75%	December 31, 2006
T. Rowe Price Equity Income	0.75%	December 31, 2008
Asset Allocation	0.75%	December 31, 2006

MSA voluntarily waived its management fee from December 2, 2002 to December 31, 2004 for the Money Market Portfolio.

The investment advisory fee is paid to MSA. Other costs for each Portfolio are paid either by the Portfolios or MSA depending upon the applicable agreement in place.

All of the Portfolios, except for the Balanced, Select Bond and Money Market Portfolios, pay their own custodian fees. Certain Portfolios, listed below, pay a portion of their custodian fees indirectly through expense offset arrangements. Custodian fees are reduced for Portfolios that maintain compensating balances in non-interest bearing accounts. These Portfolios could have invested the assets used to pay for the custodian fees, had the assets not been used in the expense offset arrangements. For the year ended December 31, 2005, the amounts paid through expense offset arrangements were as follows:

Portfolio	Amount
Small Cap Growth Stock	$1,713
T. Rowe Price Small Cap Value	2,318
Aggressive Growth Stock	1,582
AllianceBernstein Mid Cap Value	2,323
Index 400 Stock	2,707
Janus Capital Appreciation	2,194
Growth Stock	1,678
Large Cap Core Stock	1,686
Capital Guardian Domestic Equity	1,921
T. Rowe Price Equity Income	890
Index 500 Stock	2,482
Asset Allocation	2,635
High Yield Bond	3,625

T. Rowe Price Associates, Inc. (“T. Rowe Price”), Templeton Investment Counsel, LLC. (“Templeton Counsel”), Alliance Capital Management L.P., (“Alliance Capital Management”), Janus Capital Management, LLC (“Janus Capital”) and Capital Guardian Trust Company (“Capital Guardian”) have been retained under investment subadvisory agreements to provide investment advice and, in general, to conduct the management investment programs of the T. Rowe Price Small Cap Value and T. Rowe Price Equity Income Portfolios, the Franklin Templeton International Equity Portfolio, the AllianceBernstein Mid Cap Value Portfolio, the Janus Capital Appreciation Portfolio and the Capital Guardian Domestic Equity Portfolio, respectively. MSA pays T. Rowe Price an annual rate of .60% of the T. Rowe Price Small Cap Value Portfolio’s average daily net assets. MSA pays Templeton Counsel .50% on the first $100 million of combined net assets for all funds managed for Northwestern Mutual by Templeton Counsel and .40% in excess of $100 million. MSA pays Alliance Capital Management .72% on the first $25 million of the Portfolio’s assets, .54% on the next $225 million, and .50% in excess of $250 million, with a minimum amount of $16,000. MSA pays Janus Capital .55%

Notes to Financial Statements

Notes to Financial Statements

on the first $100 million of the Portfolio’s assets, .50% on the next $400 million, and .45% on assets in excess of $500 million. MSA pays Capital Guardian a flat annual fee of $375,000 on the Portfolio’s assets of $100 million or less and .275% on net assets in excess of $100 million. For the T. Rowe Price Equity Income Portfolio, MSA pays T. Rowe Price .40% of the Portfolio’s assets, reduced to .35% on assets in excess of $500 million.

Commissions paid on Portfolio transactions to an affiliated broker for the year ended December 31, 2005, were as follows:

Portfolio	Amount
AllianceBernstein Mid Cap Value	$13,778

Note 9 — Each of the Portfolios of the Series Fund has elected to be taxed as a regulated investment company meeting certain requirements under the Internal Revenue Code. Since each expects to distribute all net investment income and net realized capital gains, the Portfolios anticipate incurring no federal income taxes.

Taxable distributions from net investment income and realized capital gains in the Portfolios may differ from book amounts earned during the period due to differences in the timing of capital gains recognition and due to the reclassification of certain gains or losses between capital and income. The differences between cost amounts for book purposes and tax purposes are primarily due to treatment of deferred losses.

It is the policy of the Portfolios to reclassify the net effect of permanent differences between book and taxable income to capital accounts on the Statements of Assets and Liabilities.

Certain losses incurred by the Portfolios after October 31st are deferred and deemed to have occurred in the next fiscal year for income tax purposes. Net realized capital losses for federal income tax purposes are carried forward to offset future net realized gains. A summary of the Portfolios’ post- October losses and capital loss carryovers as of December 31, 2005 is provided below:

	Post October Losses		Capital Loss Carryovers
Portfolio	Capital	Foreign Currency	Amount	Expiration	Utilized in 2005
		(Amounts in Thousands)
Small Cap Growth Stock	$—	$—	$—	—	$—
T. Rowe Price Small Cap Value	—	—	—	—	—
Aggressive Growth Stock	—	—	—	—	108,185
International Growth	—	14	—	—	597
Franklin Templeton International Equity	—	43	51,292	2010-2011	15,441
AllianceBernstein Mid Cap Value	—	—	—	—	—
Index 400 Stock	—	—	—	—	—
Janus Capital Appreciation	107	—	—	—	507
Growth Stock	—	—	56,115	2010	8,957
Large Cap Core Stock	16	—	161,916	2009-2012	3,316
Capital Guardian Domestic Equity	—	—	—	—	—
T. Rowe Price Equity Income	—	—	—	—	—
Index 500 Stock	—	—	—	—	—
Asset Allocation	—	—	—	—	—
Balanced	—	—	—	—	—
High Yield Bond	234	—	66,497	2007-2013	—
Select Bond	1,449	—	5,616	2013	—
Money Market	—	—	13	2010-2013	—

Note 10 — Dividends from net investment income and net realized capital gains are declared each business day for the Money Market Portfolio and at least annually for the remaining portfolios of the Series Fund when applicable.

Note 11 — Northwestern Mutual voluntarily reimburses the Franklin Templeton International Equity and International Growth Portfolios for the benefit Northwestern Mutual receives from foreign dividend taxes charged against the Portfolios. The amounts reimbursed represent approximately 65% of the foreign dividend taxes withheld from the Portfolios. Reimbursements are recorded when foreign dividend taxes are accrued. Voluntary reimbursements for the year ended December 31, 2005 and the year ended December 31, 2004 are summarized below:

Portfolio	2005 Reimbursements	2004 Reimbursements
International Growth	$171,628	$101,251
Franklin Templeton International Equity	2,222,987	1,778,426

Notes to Financial Statements

Notes to Financial Statements

Note 12 — Distributions to Shareholders

When applicable, each of the Portfolios made distributions during the year of ordinary income and long-term capital gains. The tax character of distributions paid for the periods ended December 31, 2005 and December 31, 2004 were as follows:

	2005 Distributions Paid From:		2004 Distributions Paid From:
Portfolio	Ordinary Income	Long -term Capital Gain	Ordinary Income	Long-term Capital Gain
	(Amounts in Thousands)
Small Cap Growth Stock	$—	$4,453	$—	$—
T. Rowe Price Small Cap Value	3,933	2,549	902	1,354
Aggressive Growth Stock	602	—	—	—
International Growth	1,525	7,104	625	—
Franklin Templeton International Equity	18,202	—	14,573	—
AllianceBernstein Mid Cap Value	1,260	4,078	2,223	2,546
Index 400 Stock	6,166	18,491	2,523	2,269
Janus Capital Appreciation	157	3,553	51	—
Growth Stock	7,061	—	4,542	—
Large Cap Core Stock	6,143	—	4,200	—
Capital Guardian Domestic Equity	5,979	16,490	2,660	2,783
T. Rowe Price Equity Income	2,894	4,156	2,041	1,278
Index 500 Stock	33,460	31,663	27,018	16,059
Asset Allocation	3,232	3,390	—	—
Balanced	103,327	16,150	79,236	98,256
High Yield Bond	15,557	—	14,554	—
Select Bond	29,345	—	39,008	4,298
Money Market	10,092	—	5,155	—

As of December 31 2005, the tax basis amounts were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-term Capital Gain	Accumulated Losses	Unrealized Appreciation/ (Depreciation)
	(Amounts in Thousands)
Small Cap Growth Stock	$2,905	$64,047	$—	$74,781
T. Rowe Small Cap Value	1,636	9,370	—	54,977
Aggressive Growth Stock	1,541	28,334	—	184,333
International Growth	451	3,121	(14)	37,879
Franklin Templeton International Equity	22,771	—	(51,335)	304,549
AllianceBernstein Mid Cap Value	1	1,995	—	12,327
Index 400 Stock	7,721	29,707	—	91,952
Janus Capital Appreciation	2	—	—	25,983
Growth Stock	5,333	—	(56,115)	121,724
Large Cap Core Stock	5,437	—	(161,932)	96,453
Capital Guardian Domestic Equity	1,088	2,506	—	31,500
T. Rowe Equity Income	95	279	—	11,728
Index 500 Stock	31,310	69,580	—	470,016
Asset Allocation	4,817	6,395	—	25,997
Balanced	85,386	28,634	—	653,723
High Yield Bond	16,968	—	(66,731)	(3,363)
Select Bond	31,068	—	(7,064)	(10,750)

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Northwestern Mutual Series Fund, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Portfolio, Franklin Templeton International Equity Portfolio, AllianceBernstein Mid Cap Value Portfolio, Index 400 Stock Portfolio, Janus Capital Appreciation Portfolio, Growth Stock Portfolio, Large Cap Core Stock Portfolio, Capital Guardian Domestic Equity Portfolio, T. Rowe Price Equity Income Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and Money Market Portfolio (constituting Northwestern Mutual Series Fund, Inc., hereafter referred to as the “Fund”) at December 31, 2005, the results of each of their operations, the changes in each of their net assets and their financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with standards set forth by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodians and brokers, provide a reasonable basis for our opinion.

Milwaukee, Wisconsin

February 10, 2006

Report of Independent Registered Public Accounting Firm

Proxy Voting and Portfolio Holdings

Proxy Voting Guidelines

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available without charge, upon request, by calling toll free 1-888-455-2232. It is also available on the Securities and Exchange Commission’s website at http://www.sec.gov.

Information regarding how the fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available without charge, upon request, by calling toll free 1-888-455-2232. It is also available on the Securities and Exchange Commission’s website at http://www.sec.gov.

Quarterly Filing of Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the Commission for the first and third quarters of each fiscal year on Form N-Q. The Fund’s Form N-Q filings are available (i) on the Commission’s website at http://www.sec.gov and (ii) at the Commission’s Public Reference Room.

Proxy Voting and Portfolio Holdings

Director and Officer Information (Unaudited)

Northwestern Mutual Series Fund, Inc.

The name, age and address of the directors, as well as their affiliations, positions held with the Fund, principal occupations during the past five years and the number of portfolios overseen in the Northwestern Mutual fund complex, are shown below as of February 1, 2006. Effective May 1, 2003, each director shall serve for a twelve-year commencing May 1, 2003 or until their earlier death, resignation, retirement or removal from office and election and qualification of their successors. The statement of additional information contains additional information about Fund directors and is available without charge, upon request, by calling 1-888-627-6678.

Independent Directors
Name Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held
Louis A. Holland (64) Suite 700 1 North Wacker Drive Chicago, IL 60606	Director	Since 2003	29	Packaging Corporation of America; Lou Holland Growth Fund; AmerUs Group

Principal Occupation During Past 5 Years: Managing Partner and Chief Investment Officer, Holland Capital Management L.P.; Portfolio Manager, Lou Holland Growth Fund
William A. McIntosh (66) 525 Sheridan Road Kenilworth, IL 60043	Director	Since 1997	29	MGIC Investment Corporation

Principal Occupation During Past 5 Years: Adjunct Faculty Member, Howard University (1998-2004)
Michael G. Smith (61) 614 Lenox Road Glen Ellyn, IL 60137	Director	Since 2003	29	Trustee of Ivy Funds

Principal Occupation During Past 5 Years: Private investor; retired since 1999.
Martin F. Stein (68) 1800 East Capitol Drive Milwaukee, WI 53211	Director	Since 1995	29	Koss Corporation

Principal Occupation During Past 5 Years: Former Chairman of Eyecare One, Inc., which includes Stein Optical and Eye Q optical centers (retail sales of eyewear)

Other Directors
Name Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held
Edward J. Zore (60) 720 East Wisconsin Avenue Milwaukee, WI 53202	Chairman and Director	Since 2000	29	Manpower, Inc.; Trustee of Northwestern Mutual

Principal Occupation During Past 5 Years: President and Chief Executive Officer of Northwestern Mutual since 2001; President, 2000-2001; prior thereto, Executive Vice President

Officers
Mark G. Doll	President
Walter M. Givler	Chief Financial Officer
Randy M. Pavlick	Secretary
Barbara E. Courtney	Controller

Director and Officer Information

Continuance of the Sub-Advisory Agreement Between Mason Street Advisors and Sub-Advisor

At its meeting on February 17, 2005 (“February Meeting”), the Board unanimously approved the investment sub-advisory agreement (“Sub-Advisory Agreement”) between Mason Street Advisors, LLC (“MSA”) and Janus Capital Management, LLC (“Janus” or “Sub-Advisor”) for the Janus Capital Appreciation Portfolio (“Sub-Advised Portfolio”). Following the February Meeting, the directors considered the continuance of each Sub-Advisory Agreement on a staggered schedule at their May and August meetings. This afforded the directors the opportunity to focus on a smaller number of relationships at any one meeting.

At its meeting on August 4, 2005, the Board extended the Sub-Advisory Agreement for Janus unanimously approving them as Sub-Advisor for the Janus Capital Appreciation Portfolio. The material factors and conclusions that formed the basis for the Board’s determination to approve the continuance of the Sub-Advisory Agreement with respect to the Sub-Advised Portfolio are discussed below. In addition to the information provided to them, the directors considered their experience with and knowledge of the nature and quality of services provided by the Sub-Advisor and their interactions with representatives of the Sub-Advisor. The directors evaluated the information they deemed relevant based solely on the Sub-Advised Portfolio. No one particular factor was identified as controlling, but rather it was a combination of all the factors and conclusions that formed the basis for the determinations made by the directors.

The directors considered the services provided by the Sub-Advisor and their experience in providing investment management services. Consideration was given to the reputation of the Sub-Advisor as a leader in their respective investment discipline. Based on their review and discussion, the directors concluded that they were satisfied with the nature and extent of the services provided by the Sub-Advisor. The directors also considered the performance of the Sub-Advised Portfolio (as described below) and the performance of accounts managed in a similar manner by the Sub-Advisor. For the reasons summarized below, the directors concluded that they were satisfied with the relative investment performance of the Sub-Advised Portfolio.

The directors considered the total expenses of the Sub-Advised Portfolio and the sub-advisory fees which are paid by MSA out of its investment management fee, including a comparison of those fees with fees charged by the Sub-Advisor for similar managed sub-advised accounts. The directors also considered the breakpoints that are part of the sub-advisory fee schedules of the Sub-Advised Portfolio and considered an additional breakpoint at a higher asset level. The directors also considered certain financial data provided by the Sub-Advisor relative to its profitability. The directors also considered information relating to the Sub-Advisor’s present and past regulatory matters. Based on its review, the directors concluded that the fees charged by the Sub-Advisor and the total operating expenses of the Sub-Advised Portfolio were reasonable in light of the nature, scope and quality of services provided and the performance of the Sub-Advised Portfolio, which at the time, was ranked number one in its peer group (out of 172 portfolios) year to date. For the reasons summarized above, the Board of Directors unanimously approved the continuance of the Sub-Advisory Agreement between MSA and Janus.

Continuance of the Sub-Advisory Agreement Between Mason Street Advisors and Sub-Advisor

Fidelity® Variable Insurance Products:

Mid Cap Portfolio

How the fund has done over time.

The manager’s review of fund performance, strategy and outlook.

An example of shareholder expenses.

A summary of major shifts in the fund’s investments over the past six months.

A complete list of the fund’s investments with their market values.

Statements of assets and liabilities, operations, and changes in net assets, as well as financial highlights.

Notes to the financial statements.

To view a fund’s proxy voting guidelines and proxy voting record for the 12-month period ended June 30, visit www.fidelity.com/proxyvotingresults or visit the Securities and Exchange Commission’s (SEC) web site at www.sec.gov. You may also call 1-877-208-0098 to request a free copy of the proxy voting guidelines.

Fidelity Variable Insurance Products are separate account options which are purchased through a variable insurance contract.

Standard & Poor’s, S&P and S&P 500 are registered service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Fidelity Distributors Corporation.

Other third party marks appearing herein are the property of their respective owners.

All other marks appearing herein are registered or unregistered trademarks or service marks of FMR Corp. or an affiliated company.

This report and the financial statements contained herein are submitted for the general information of the shareholders of the fund. This report is not authorized for distribution to prospective investors in the fund unless preceded or accompanied by an effective prospectus.

A fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Forms N-Q are available on the SEC’s web site at http://www.sec.gov. A fund’s Forms N-Q may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information regarding the operation of the SEC’s Public Reference Room may be obtained by calling 1-800-SEC-0330. For a complete list of a fund’s portfolio holdings, view the most recent quarterly holdings report, semiannual report, or annual report on Fidelity’s web site at http://www.advisor.fidelity.com.

NOT FDIC INSURED • MAY LOSE VALUE • NO BANK GUARANTEE

Neither the fund nor Fidelity Distributors Corporation is a bank.

VIP Mid Cap Portfolio	2

VIP Mid Cap Portfolio

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the class’ dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. During periods of reimbursement by Fidelity, a fund’s total return will be greater than it would be had the reimbursement not occurred. Performance numbers are net of all underlying fund operating expenses, but do not include any insurance charges imposed by your insurance company’s separate account. If performance information included the effect of these additional charges, the total returns would have been lower. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended December 31, 2005	Past 1 year	Past 5 years	Life of fundA
VIP Mid Cap — Initial Class	18.30%	12.32%	20.39%
VIP Mid Cap — Service ClassB	18.20%	12.21%	20.26%
VIP Mid Cap — Service Class 2C	18.02%	12.04%	20.11%
VIP Mid Cap — Investor ClassD	18.20%	12.30%	20.37%

A	From December 28, 1998.
B	Performance for Service Class shares reflects an asset based distribution fee (12b-1).
c	The initial offering of Service Class 2 shares took place January 12, 2000. Performance for Service Class 2 shares reflects an asset based distribution fee (12b-1 fee). Returns from December 28, 1998 to January 12, 2000 are those of Service Class which reflect a different 12b-1 fee. Had Service Class 2’s 12b-1 fee been reflected, returns prior to January 12, 2000 would have been lower.
D	The initial offering of Investor Class shares took place on July 21, 2005. Returns prior to July 21, 2005 are those of Initial Class. If Investor Class’s transfer agent fee had been reflected, returns prior to July 21, 2005 would have been lower.

$10,000 Over Life of Fund

Let’s say hypothetically that $10,000 was invested in VIP Mid Cap Portfolio — Initial Class on December 28, 1998, when the fund started. The chart shows how the value of your investment would have changed, and also shows how the S&P® MidCap 400 Index performed the same period.

3	Annual Report

VIP Mid Cap Portfolio

Management’s Discussion of Fund Performance

Comments from Thomas Allen, Portfolio Manager of VIP Mid Cap Portfolio

U.S. equity benchmarks generally had positive results for the 12 months ending December 31, 2005, the third consecutive year that stocks finished in the black. Energy and utilities were the two best-performing sectors, contributing greatly to the 4.91% gain of the Standard & Poor’s 500SM Index. Elsewhere, the NASDAQ Composite® Index returned 2.13%, while the Dow Jones Industrial AverageSM rose 1.72%. The U.S. economy did not decelerate as much as many had predicted, despite eight short-term interest rate hikes, record-high energy prices and the devastation caused by Hurricane Katrina. Meanwhile, corporate America notched its 14th consecutive quarter of double-digit earnings gains through the third quarter of the year, an unprecedented streak in market history. From a style perspective, large-cap stocks ended the six-year reign of small-caps by a narrow margin, but mid-caps finished well ahead of both categories. The gap between growth and value stocks also was relatively narrow, with value gaining a slight edge.

During the past year, the fund significantly outperformed the 12.56% return of the Standard & Poor’s® MidCap 400 Index and the 10.22% gain of the LipperSM Variable Annuity Mid-Cap Funds Average. (For specific portfolio performance results, please refer to the performance section of this report.) Most of the outperformance relative to the index came from a significant overweighting in energy, along with effective stock picking in the sector. Also aiding the fund’s performance was timely stock selection in financials and materials. On the other hand, my choices in consumer staples and technology dampened results. Valero Energy was the fund’s top contributor both in absolute terms and compared with the index. The crude oil refiner benefited from strong demand and limited industrywide capacity. Southwestern Energy, an exploration and production company, was aided by some natural gas discoveries that significantly boosted its reserves. Within technology, Apple Computer was a standout, spurred by robust sales of the iPod, the company’s personal digital media player. Conversely, Symbol Technologies, a maker of bar code scanners, was the fund’s largest detractor both in absolute terms and versus the index. Lackluster sales growth derailed the stock. Household and personal products marketer Avon Products also had a negative impact on the fund’s results, primarily because of its disappointing sales growth in the United States and abroad. In absolute terms, currency fluctuations — particularly the depreciation of the Japanese yen versus the U.S. dollar — acted as a mild head wind given the fund’s significant foreign exposure.

The views expressed in this statement reflect those of the portfolio manager only through the end of the period of the report as stated on the cover and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

VIP Mid Cap Portfolio	4

VIP Mid Cap Portfolio

Shareholder Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees, distribution and/or service (12b-l) fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The actual expense Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (July 1, 2005 to December 31, 2005) for the Initial Class, Service Class and Service Class 2 and for the entire period (July 21, 2005 to December 31, 2005) for the Investor Class. The hypothetical expense Example is based on an investment of $1,000 invested for the one half year period (July 1, 2005 to December 31, 2005).

Actual Expenses

The first line of the table below for each class of the Fund provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000.00 (for example, an $8,600 account value divided by $1,000.00 = 8.6), then multiply the result by the number in the first line for a class of the Fund under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period. The estimate of expenses does not include any fees or other expenses of any variable annuity or variable life insurance product. If they were, the estimate of expenses you paid during the period would be higher, and your ending account value would be lower.

Hypothetical Example for Comparison Purposes

The second line of the table below for each class of the Fund provides information about hypothetical account values and hypothetical expenses based on a Class’ actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Class’ actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. The estimate of expenses does not include any fees or other expenses of any variable annuity or variable life insurance product. If they were, the estimate of expenses you paid during the period would be higher, and your ending account value would be lower.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transaction costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

	Beginning Account Value	Ending Account Value December 31, 2005	Expenses Paid During Period
Initial Class
Actual	$1,000.00	$1,148.10	$3.74B
HypotheticalA	$1,000.00	$1,021.73	$3.52C
Service Class
Actual	$1,000.00	$1,147.80	$4.28B
HypotheticalA	$1,000.00	$1,021.22	$4.02C
Service Class2
Actual	$1,000.00	$1,146.90	$5.09B
HypotheticalA	$1,000.00	$1,020.47	$4.79C
Investor Class
Actual	$1,000.00	$1,102.80	$4.06B
HypotheticalA	$1,000.00	$1,020.87	$4.38C

A	5% return per year before expenses
B	Actual expenses are equal to each Class’ annualized expense ratio (shown in the table below); multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period) for the Initial Class, Service Class and Service Class 2 and multiplied by 164/365 (to reflect the period July 21, 2005 to December 31, 2005) for the Investor Class.
C	Hypothetical expenses are equal to each Class’ annualized expense ratio (shown in the table below); multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Annualized Expense Ratio
Initial Class	.69%
Service Class	.79%
Service Class 2.94%
Investor Class	.86%

5	Annual Report

VIP Mid Cap Portfolio

Investment Changes

Top Ten Stocks as of December 31, 2005

	% of fund’s net assets	% of fund’s net assets 6 months ago
Newmont Mining Corp.	1.6	1.6
Rockwell Automation, Inc.	1.4	0.9
Assurant, Inc.	1.4	1.7
Nabors Industries Ltd.	1.3	0.6
Thermo Electron Corp.	1.3	0.2
CONSOL Energy, Inc.	1.3	1.1
Humana, Inc.	1.2	0.3
Freeport-McMoRan Copper & Gold, Inc. Class B	1.2	1.1
QIAGEN NV	1.2	1.3
Covance, Inc.	1.1	0.9

	13.0

Top Five Market Sectors as of December 31, 2005

	% of fund’s net assets	% of fund’s net assets 6 months ago
Health Care	17.2	17.3
Energy	16.5	15.5
Industrials	13.9	10.6
Information Technology	10.7	14.0
Consumer Discretionary	10.6	13.2

[Asset Allocation (% of fund’s net assets)

VIP Mid Cap Portfolio	6

VIP Mid Cap Portfolio

Investments December 31, 2005

Showing Percentage of Net Assets

	Shares	Value (Note 1)
Common Stocks – 94.1%
CONSUMER DISCRETIONARY – 10.6%
Auto Components – 0.9%
BorgWarner, Inc.	290,200	$17,594,826
China Yuchai International Ltd.	100	783
Continental AG	100	8,877
ElringKlinger AG	200	7,236
Gentex Corp.	672,400	13,111,800
IMPCO Technologies, Inc. (e)	1,806,793	9,268,848
Jinheng Automotive Safety Technology Holdings Ltd.	2,000	217
LKQ Corp. (a)	356,481	12,341,372
New Focus Auto Tech Holdings Ltd.	5,804,000	845,862
Quantum Fuel Systems Technologies Worldwide, Inc. (a)	46	123

		53,179,944

Automobiles – 0.6%
Bajaj Auto Ltd.	270,533	12,031,639
Denway Motors Ltd.	4,000	1,328
Geely Automobile Holdings Ltd.	59,050,200	2,475,133
Harley-Davidson, Inc.	65,100	3,351,999
Hero Honda Motors Ltd.	94	1,795
Hyundai Motor Co.	83,220	8,037,030
Hyundai Motor Co. GDR (f)	100	4,861
Mahindra & Mahindra Ltd.	169,496	1,927,195
Maruti Udyog Ltd.	481,168	6,799,125
Renault SA	100	8,157
Thor Industries, Inc.	200	8,014

		34,646,276

Distributors – 0.0%
China Resources Enterprise Ltd.	2,000	3,573
Educational Development Corp.	100	810
Li & Fung Ltd.	2,000	3,856

		8,239

Diversified Consumer Services – 0.2%
Alderwoods Group, Inc. (a)	100	1,587
Apollo Group, Inc. Class A (a)	311	18,803
Benesse Corp.	100	3,503
Bright Horizons Family Solutions, Inc. (a)	105,214	3,898,179
Concorde Career Colleges, Inc. (a)	100	1,480
Educate, Inc. (a)	100	1,180
Education Management Corp. (a)	58,800	1,970,388
ITT Educational Services, Inc. (a)	100	5,911
Matthews International Corp. Class A	100	3,641
Princeton Review, Inc. (a)	29	149
Service Corp. International (SCI)	358,000	2,928,440

		8,833,261

Hotels, Restaurants & Leisure – 0.9%
Accor SA	100	5,500
Ambassadors Group, Inc.	200	4,578
BJ’s Restaurants, Inc. (a)	100	2,286
Indian Hotels Co. Ltd.	100	2,203
Krispy Kreme Doughnuts, Inc. (a)	100	574
Kuoni Reisen Holding AG Class B (Reg.)	100	41,400
Life Time Fitness, Inc. (a)	100	3,809
Minor International PCL (For. Reg.)	100	16
Outback Steakhouse, Inc.	100	4,161
P.F. Chang’s China Bistro, Inc. (a)	100	4,963
Red Robin Gourmet Burgers, Inc. (a)	100	5,096
Royal Caribbean Cruises Ltd.	366,700	16,523,502
Ruby Tuesday, Inc.	100	2,589
Shangri-La Asia Ltd.	2,000	3,340
Sonic Corp. (a)	363,283	10,716,849
St. Marc Co. Ltd.	353,700	24,628,957
TAJ GVK Hotels & Resorts Ltd.	717,595	2,868,307

		54,818,130

Household Durables – 0.9%
Alba PLC	26	180
Chitaly Holdings Ltd.	894,000	429,494
Garmin Ltd.	51	3,384
George Wimpey PLC	100	826
Goldcrest Co. Ltd. (d)	188,100	17,022,409
Harmon International Industries, Inc.	100	9,785
Joint Corp.	200	6,921
LG Electronics, Inc.	123,160	10,916,317
Makita Corp. sponsored ADR	100	2,418
Nihon Eslead Corp.	262,700	7,553,141
Rational AG	39,471	5,246,124
Sekisui House Ltd. (d)	661,000	8,319,614
Skyworth Digital Holdings Ltd.	2,052	307
Steinhoff International Holdings Ltd.	100	296
Toll Brothers, Inc. (a)	100	3,464
William Lyon Homes, Inc. (a)	100	10,090

		49,524,770

Internet & Catalog Retail – 0.1%
1-800-FLOWERS.com, Inc. Class A (a)	100	642
Alloy, Inc. (a)(d)	49,600	143,344
ASKUL Corp.	103,800	3,222,154
ASKUL Corp. New	103,800	3,222,154
Audible, Inc. (a)	100	1,284
Coldwater Creek, Inc. (a)	100	3,053
dELiA*s, Inc. (a)	24,800	205,840
dELiA*s, Inc. rights 1/27/06 (a)	2,865	2,865
GSI Commerce, Inc. (a)	100	1,509

		6,802,845

Leisure Equipment & Products – 0.3%
Giant Manufacturing Co. Ltd.	512,000	990,419
Jumbo SA	681,816	7,409,801
Li Ning Co. Ltd.	2,000	1,419
MarineMax, Inc. (a)	100	3,157
Mega Bloks, Inc. (a)	100	2,376
Nautilus, Inc.	100	1,866
Nidec Copal Corp.	100	1,357
Oakley, Inc. (d)	105,300	1,546,857
Polaris Industries, Inc.	100	5,020

See accompanying notes which are an integral part of the financial statements.

7	Annual Report

VIP Mid Cap Portfolio

Investments – continued

	Shares	Value (Note 1)
Common Stocks – continued
CONSUMER DISCRETIONARY – continued
Leisure Equipment & Products – continued
SHIMANO, Inc.	100	$2,629
Trigano SA (d)	210,800	9,388,281

		19,353,182

Media – 2.2%
Astral Media, Inc. Class A (non-vtg.)	365,800	9,640,972
Astro All Asia Networks PLC	100	139
Austar United Communications Ltd. (a)	100	87
Balaji Telefilms Ltd. (a)	100	321
Central European Media Enterprises Ltd. Class A (a)	100	5,790
Chum Ltd. Class B (non-vtg.)	200	4,817
Clear Media Ltd. (a)	243,000	197,443
E.W. Scripps Co. Class A	592,000	28,427,840
Focus Media Holding Ltd. ADR	100	3,377
Getty Images, Inc. (a)	5,900	526,693
Grupo Televisa SA de CV (CPO) sponsored ADR	100	8,050
Harris Interactive, Inc. (a)	1,749,767	7,541,496
Insignia Systems, Inc. (a)	100	72
JC Decaux SA (a)	100	2,332
Modern Times Group AB (MTG) (B Shares) (a)	100	4,173
News Corp. Class A	204	3,172
Omnicom Group, Inc.	714,800	60,850,924
Salem Communications Corp. Class A (a)	187,132	3,272,939
Scholastic Corp. (a)	100	2,851
Sogecable SA (a)	100	4,009
Trader Classified Media NV: (A Shares)	100	1,532
Class A (NY Shares)	76,800	1,178,880
Univision Communications, Inc. Class A (a)	570,100	16,755,239
Zee Telefilms Ltd.	88	307

		128,433,455

Multiline Retail – 0.4%
Dollar General Corp.	100	1,907
Don Quijote Co. Ltd.	100	8,363
Hudson’s Bay Co.	200	2,550
JCPenney Co., Inc.	100	5,560
Kohl’s Corp. (a)	100	4,860
Lifestyle International Holdings Ltd.	1,980,500	2,758,623
Lojas Renner SA	252,200	8,089,210
Pantaloon Retail India Ltd.	70,800	2,669,693
Pantaloon Retail India Ltd. rights 2/22/06	14,160	376,588
Parkson Retail Group Ltd.	500	903
PT Mitra Adiperkasa Tbk	2,633,000	235,710
Ryohin Keikaku Co. Ltd.	92,300	8,055,359

		22,209,326

Specialty Retail – 3.6%
Abercrombie & Fitch Co. Class A	70,800	4,614,744
A.C. Moore Arts & Crafts, Inc. (a)	205,094	2,984,118
Advance Auto Parts, Inc. (a)	126,300	5,488,998
Best Buy Co , Inc.	216,200	9,400,376
Blacks Leisure Group PLC	100	853
Build-A-Bear Workshop, Inc. (a)(d)	823,000	24,393,720
CarMax, Inc. (a)	486,300	13,460,784
Charming Shoppes, Inc. (a)	100	1,320
Chico’s FAS, Inc. (a)	200	8,786
Chow Sang Sang Holdings International Ltd.	2,000	761
Circuit City Stores, Inc.	1,237,300	27,950,607
Cost Plus, Inc. (a)	842,500	14,448,875
DSG International PLC	5,601,500	15,790,842
DSG International PLC sponsored ADR .	100	865
DSW, Inc. Class A	100	2,622
Edgars Consolidated Stores Ltd.	2,039,700	11,333,995
Ellerine Holdings Ltd.	100	980
Esprit Holdings Ltd.	500	3,553
Fantastic Holdings Ltd.	110	238
Gamestop Corp. Class B (a)	564,100	16,302,490
GOME Electrical Appliances Holdings Ltd.	100	68
Guess?, Inc. (a)	89,200	3,175,520
JB Hi-Fi Ltd.	100	296
JD Group Ltd	100	1,211
KOMERI Co. Ltd. (d)	687,500	29,562,997
Lithia Motors, Inc. Class A (sub. vtg.)	100	3,144
Michaels Stores, Inc.	200	7,074
Nitori Co. Ltd.	232,300	21,672,534
O’Reilly Automotive, Inc. (a)	200	6,402
Pacific Sunwear of California, Inc. (a)	372,400	9,280,208
RONA, Inc. (a)	100	1,845
Ross Stores, Inc.	100	2,890
Sa Sa International Holdings Ltd.	2,000	696
Select Comfort Corp. (a)	100	2,735
Shimamura Co. Ltd.	100	13,842
Shopper’s Stop Ltd.	100	969
Tiffany & Co., Inc.	57,100	2,186,359
Truworths International Ltd.	100	379
United Auto Group, Inc.	100	3,820
Williams-Sonoma, Inc. (a)	100	4,315
Yamada Denki Co. Ltd.	100	12,519

		212,129,350

Textiles, Apparel & Luxury Goods – 0.5%
Billabong International Ltd.	100	1,065
Cherokee, Inc.	100	3,439
Columbia Sportswear Co. (a)(d)	73,290	3,498,132
Compagnie Financiere Richemont unit	100	4,353
Foil! Follie SA	80	2,131
Gildan Activewear, Inc. Class A (a)	200	8,602
K-Swiss, Inc. Class A	200	6,488
Luxottica Group Spa sponsored ADR	100	2,531
NIKE, Inc. Class B	100	8,679
Polo Ralph Lauren Corp. Class A	100	5,614

See accompanying notes which are an integral part of the finanacial statements.

VIP Mid Cap Portfolio	8

	Shares	Value (Note 1)
Common Stocks – continued
CONSUMER DISCRETIONARY – continued
Textiles, Apparel & Luxury Goods – continued
Ports Design Ltd.	2,687,500	$3,119,499
Quiksilver, Inc. (a)	257,168	3,559,205
Ted Baker PLC	1,176,408	10,440,139
The Swatch Group AG (Bearer)	100	14,840
Tod’s Spa	53,800	3,631,031
Wacoal Holdings Corp. sponsored ADR	59,600	4,035,516
Weyco Group, Inc.	200	3,820
Wolverine World Wide, Inc.	150	3,369

		28,348,453

TOTAL CONSUMER DISCRETIONARY		618,287,231

CONSUMER STAPLES – 5.0%
Beverages – 0.1%
Boston Beer Co., Inc. Class A (a)	100	2,500
Brick Brewing Co. Ltd. (a)	100	191
C&C Group PLC	43,900	280,643
Companhia de Bebidas das Americas (AmBev):
(PN) sponsored ADR	100	3,805
sponsored ADR	20	654
Constellation Brands, Inc. Class A (sub. vtg.) (a)	100	2,623
Fomento Economico Mexicano SA de CV sponsored ADR	37,700	2,733,627
Grupo Modelo SA de CV Series C	241,800	875,551
Hansen Natural Corp. (a)	41,500	3,270,615
Jones Soda Co. (a)	198,359	1,071,139
MGP Ingredients, Inc.	200	2,360
Pernod Ricard SA	100	17,450
Tsingtao Brewery Co. Ltd. (H Shares)	3,000	3,173
Yantai Changyu Pioneer Wine Co. (B Shares)	100	171

		8,264,502

Food & Staples Retailing – 0.9%
Alimentation Couche-Tard, Inc. Class B (sub. vtg.)	100	2,013
Central European Distribution Corp. (a)	150	6,021
Daikokutenbussan Co. Ltd.	37,200	2,012,943
Heng Tai Consumables Group Ltd.	15,898,000	2,275,932
Lianhua Supermarket Holdings Co. (H Shares) (a)	1,000	935
Massmart Holdings Ltd.	1,111,569	9,073,495
Metro AG	84,100	4,062,121
Plant Co. Ltd.	127,000	1,109,453
Pyaterochka Holding NV GDR (a)	100	1,445
Shinsegae Co. Ltd.	3,490	1,534,561
Sugi Pharmacy Co. Ltd. (d)	502,600	23,999,306
Tesco PLC	101	576
Valor Co. Ltd.	47,500	1,845,130
Wal-Mart de Mexico SA de CV sponsored ADR	101	5,641
Whole Foods Market, Inc.	57,200	4,426,708

		50,356,280

Food Products – 2.8%
Archer-Daniels-Midland Co.	267,600	6,599,016
Barry Callebaut AG	85	27,71 9
Britannia Industries Ltd.	60,541	1,830,223
Chaoda Modern Agriculture (Holdings) Ltd.	1,151,700	479,030
China Mengniu Dairy Co. Ltd.	3,305,000	2,813,256
COFCO International Ltd.	2,000	890
Green Mountain Coffee Roasters, Inc. (a)	81,568	3,311,661
Groupe Danone	378,800	39,575,040
Groupe Danone sponsored ADR	427,300	8,990,392
Heritage Foods (INDIA) Ltd.	100	357
Hershey Co.	755,800	41,757,950
Hokuto Corp.	100	1,587
Hormel Foods Corp.	100	3 268
IAWS Group PLC (Ireland)	25,450	366,067
Lindt & Spruengli AG	1,200	20,045,662
Lindt & Spruengli AG (participation certificate)	2,767	4,710,639
McCormick & Co., Inc. (non-vtg.)	270,700	8,370,044
Peet’s Coffee & Tea, Inc. (a)	100	3,035
Poore Brothers, Inc. (a)	27	76
PT Indofood Sukses Makmur Tbk	58,698,500	5,433,919
Rocky Mountain Chocolate Factory, Inc.	100	1,628
Tingyi (Cayman Island) Holding Corp.	1,238,000	610,725
Want Want Holdings Ltd.	1,645,000	1,636,775
Wimm-Bill-Dann Foods OJSC sponsored ADR (a)	76,800	1,845,504
Wm. Wrigley Jr. Co.	240,500	15,990,845

		164,405,308

Household Products – 0.0%
Hindustan Lever Ltd.	104,300	457,117
Kao Corp.	1,000	26,801
Reckitt Benckiser PLC	300	9,916

		493,834

Personal Products – 1.2%
AmorePacific Corp.	100	31,365
Avon Products, Inc.	524,279	14,968,165
Body Shop International PLC	100	453
Concern Kalina OJSC:
GDR (a)(f)	43,243	1,712,183
sponsored ADR	43,600	1,726,318
Dabur India Ltd.	865,295	4,055,800
Elizabeth Arden, Inc. (a)	100	2,006
Godrej Consumer Products Ltd.	216,376	2,532,361
Hengan International Group Co. Ltd.	33,796,200	38,356,975
Kose Corp.	100	4,003
Marico Ltd.	100	818

See accompanying notes which are an integral part of the financial statements.

9	Annual Report

VIP Mid Cap Portfolio

Investments – continued

	Shares	Value (Note 1)
Common Stocks – continued
CONSUMER STAPLES – continued
Personal Products – continued
Natura Cosmeticos SA	100	$4,426
Shiseido Co. Ltd. sponsored ADR	321,700	5,967,535

		69,362,408

Tobacco – 0.0%
ITC Ltd.	1,500	4,737

TOTAL CONSUMER STAPLES		292,887,069

ENERGY – 16.5%
Energy Equipment & Services – 12.0%
BJ Services Co.	96,620	3,543,055
Cal Dive International, Inc. (a)	1,041,000	37,361,490
Carbo Ceramics, Inc.	150	8,478
Compagnie Generale de Geophysique SA (a)	100	8,849
Cooper Cameron Corp. (a)	788,400	32,639,760
Core Laboratories NV (a)	934,100	34,897,976
Dril-Quip, Inc. (a)	67,800	3,200,160
FMC Technologies, Inc. (a)	580,900	24,932,228
Global Industries Ltd. (a)	922,189	10,466,845
GlobalSantaFe Corp.	728,150	35,060,423
Grant Prideco, Inc. (a)	78,700	3,472,244
Gulf Island Fabrication, Inc.	416,600	10,127,546
Helmerich & Payne, Inc.	226,000	13,991,660
Hydril Co. (a)	100	6,260
Input/Output, Inc. (a)(d)	763,000	5,363,890
Nabors Industries Ltd. (a)	1,020,600	77,310,450
National Oilwell Varco, Inc. (a)	768,362	48,176,297
Newpark Resources, Inc. (a)	818,500	6,245,155
Noble Corp.	827,500	58,371,850
NS Group, Inc. (a)	100	4,181
Oceaneering International, Inc. (a)	388,286	19,328,877
Parker Drilling Co. (a)(e)	5,481,500	59,364,645
Pason Systems, Inc.	1,512,600	37,601,944
Patterson-UTI Energy, Inc.	298,700	9,842,165
Pioneer Drilling Co. (a)	198,444	3,558,101
Precision Drilling Trust.	442,800	14,618,437
Pride International, Inc. (a)	716,700	22,038,525
Rowan Companies, Inc.	757,300	26,990,172
SEACOR Holdings, Inc. (a)	100	6,810
Smith International, Inc.	598,580	22,213,304
Superior Energy Services, Inc. (a)	634,600	13,358,330
Transocean, Inc. (a)	504,000	35,123,760
Unit Corp. (a)	100	5,503
Veritas DGC, Inc. (a)	100	3,549
W-H Energy Services, Inc. (a)	551,900	18,256,852
Weatherford International Ltd. (a)	464,400	16,811,280

		704,311,051

Oil, Gas & Consumable Fuels – 4.5%
Amerada Hess Corp.	52,300	6,632,686
Arch Coal, Inc.	189,100	15,033,450
Cameco Corp.	61,700	3,916,256
Canadian Natural Resources Ltd.	378,200	18,748,154
Chesapeake Energy Corp.	205,700	6,526,861
China Petroleum & Chemical Corp. sponsored ADR	100	4,960
CONSOL Energy, Inc.	1,150,900	75,015,662
Forest Oil Corp. (a)	499,300	22,753,101
Golar LNG Ltd. (Nasdaq) (a)	21,393	283,457
Goodrich Petroleum Corp. (a)	295,300	7,426,795
International Coal Group, Inc. (a)	604,800	5,745,600
JKX Oil & Gas	91	388
Newfield Exploration Co. (a)	286,400	14,340,048
Niko Resources Ltd.	100	4,750
Oil Search Ltd.	1,048,800	2,838,891
OMV AG	100	5,860
OPTI Canada, Inc. (a)	100	3,283
Peabody Energy Corp.	167,700	13,821,834
PetroChina Co. Ltd. sponsored ADR	100	8,196
Petroleo Brasileiro SA Petrobras:
(PN) sponsored ADR (non-vtg.)	100	6,437
sponsored ADR	100	7,127
Ship Finance International Ltd. (NY Shares)	446,700	7,549,230
Southwestern Energy Co. (a)	408,800	14,692,272
Surgutneftegaz JSC sponsored ADR	100	5,347
Talisman Energy, Inc.	100	5,299
Tesoro Corp.	170,100	10,469,655
TransCanada Corp. (d)	646,300	20,374,947
TransMontaigne, Inc. (a)	500	3,300
Valero Energy Corp.	250,722	12,937,255
Whiting Petroleum Corp. (a)	1,600	64,000
World Fuel Services Corp.	46,600	1,571,352
XTO Energy, Inc.	166	7,294

		260,803,747

TOTAL ENERGY		965,114,798

FINANCIALS – 9.1%
Capital Markets – 0.3%
Ameriprise Financial, Inc.	20	820
Ameritrade Holding Corp.	100	2,400
BlackRock, Inc. Class A	100	10,848
Deutsche Bank AG (NY Shares)	100	9,687
Eaton Vance Corp. (non-vtg.)	200	5,472
Indiabulls Financial Services Ltd.	300	1,268
International Assets Holding Corp. (a)	100	910
Korea Investment Holdings Co. Ltd.	383,270	16,357,928
Legg Mason Inc.	100	11,969
Matsui Securities Co. Ltd.	100	1,388
Nuveen Investments, Inc. Class A	100	4,262
optionsXpress Holdings, Inc.	100	2,455
T. Rowe Price Group, Inc.	200	14,406
TradeStation Group, Inc. (a)	10,100	125,038

		16,548,851

See accompanying notes which are an integral part of the financial statements.

VIP Mid Cap Portfolio	10

	Shares	Value (Note 1)
Common Stocks – continued
FINANCIALS – continued
Commercial Banks – 2.8%
Allahabad Bank	71,000	$131,207
Banco Itau Holding Financeira SA:
(PN)	9,000	214,810
sponsored ADR (non-vtg.)	235,500	5,656,710
Banco Pastor SA (Reg.)	478,600	22,963,917
Bank of Baroda	1,460,904	7,831,640
Bank of Fukuoka Ltd.	3,538,600	30,282,410
Bank or India	2,962,900	8,356,307
Boston Private Financial Holdings, Inc.	386,867	11,768,494
Canara Bank	660,149	3,539,526
Capitalia Spa	79	457
Cathay General Bancorp.	20	719
Center Financial Corp., California	103,900	2,614,124
Colonial Bancgroup, Inc.	234,100	5,576,262
Commerce Bancorp, Inc., New Jersey	200	6,882
Corp. Bank	479,299	3,867,840
CVB Financial Corp.	137	2,782
DnB NOR ASA	100	1,067
Erste Bank der Oesterreichischen Sparkassen AG	100	5,570
Fulton Financial Corp.	13	229
HDFC Bank Ltd. sponsored ADR	84,900	4,321,410
Hiroshima Bank Ltd.	1,563,900	10,107,221
Hokuhoku Financial Group, Inc.	100	467
ICICI Bank Ltd. sponsored ADR	62,100	1,788,480
Industrial & Commercial Bank of China (Asia) Ltd.	1,000	1,225
Juroku Bank Ltd.	1,155,400	8,711,680
Lakeland Financial Corp.	100	4,038
M&T Bank Corp.	100	10,905
Oriental Bank of Commerce	89,627	559,653
OTP Bank Rt.	100	3,265
PrivateBancorp, Inc.	66,700	2,372,519
PT Bank Central Asia Tbk	500	173
Punjab National Bank	99,500	1,092,919
Sberbank RF GDR (a)	200	26,213
State Bancorp, Inc., New York	6	100
State Bank of India	689,845	15,134,735
Sumitomo Trust & Banking Co. Ltd.	811,000	8,288,495
TCF Financial Corp.	200	5,428
Texas Regional Bancshares, Inc. Class A	150	4,245
The Keiyo Bank Ltd.	806,400	5,751,940
UCBH Holdings, Inc.	100	1,788
Uti Bank Ltd.	673,100	4,292,611
Westcorp	100	6,661
Wintrust Financial Corp.	100	5,490

		165,312,614

Consumer Finance – 0.0%
Advanta Corp. Class B	100	3,244
American Express Co.	100	5,146
First Cash Financial Services, Inc. (a)	150	4,374

		12,764

Diversified Financial Services – 0.8%
Alliance Capital Management Holding LP	236,400	13,354,236
Infrastructure Development Finance Co. Ltd.	100	163
IntercontinentalExchange, Inc.	176,100	6,401,235
Kotak Mahindra Bank Ltd.	1,473,664	7,316,734
Moody’s Corp.	156,853	9,633,911
Power Financial Corp.	100	2,873
Principal Financial Group, Inc.	100	4,743
TSX Group, Inc.	203,300	8,189,359

		44,903,254

Insurance – 3.4%
ACE Ltd.	100	5,344
Admiral Group PLC	367,500	2,878,647
AFLAC, Inc.	783,600	36,374,712
American International Group, Inc.	254,700	17,378,181
Assurant, Inc.	1,841,000	80,065,090
Baloise Holdings AG (Reg.)	100	5,841
Brown & Brown, Inc.	209,800	6,407,292
Erie Indemnity Co. Class A	100	5,320
Everest Re Group Ltd.	156,000	15,654,600
Genworth Financial, Inc. Class A (non-vtg.)	100	3,458
Hilb Rogal & Hobbs Co.	200	7,702
Mercury General Corp.	100	5,822
Ohio Casualty Corp.	122,800	3,477,696
Ping An Insurance (Group) Co. of China, Ltd. (H Shares)	5,779,500	10,659,090
Progressive Corp.	90,200	10,533,556
Reinsurance Group of America, Inc.	100	4,776
UNIPOL Assicurazioni Spa	100	281
Universal American Financial Corp. (a)	577,116	8,702,909
UnumProvident Corp.	100	2,275
USI Holdings Corp. (a)	168,300	2,317,491
W.R. Berkley Corp.	113,513	5,405,465
Zenith National Insurance Corp.	450	20,754

		199,916,302

Real Estate – 1.6%
Aeon Mall Co. Ltd.	335,000	16,337,306
British Land Co. PLC	100	1,835
Corporate Office Properties Trust (SBI)	100	3,554
Diamond City Co. Ltd.	417,400	17,063,467
Digital Realty Trust, Inc.	900,800	20,385,104
Equity Office Properties Trust	210,400	6,381,432
Equity Residential (SBI)	558,700	21,856,344
General Growth Properties, Inc.	172,400	8,101,076
Land Securities Group PLC	100	2,863
Mitsui Fudosan Co. Ltd.	31,000	629,702
Plum Creek Timber Co., Inc.	100	3,605
Shun Tak Holdings Ltd.	530,200	488,922

See accompanying notes which are an integral part of the financial statements.

11	Annual Report

VIP Mid Cap Portfolio

Investments – continued

	Shares	Value (Note 1)
Common Stocks – continued
FINANCIALS – continued
Real Estate – continued
W.P. Carey & Co. LLC	8,000	$202,880
Weingarten Realty Investors (SBI)	161,300	6,098,753

		97,556,843

Thrifts & Mortgage Finance – 0.2%
Doral Financial Corp.	100	1,060
Housing Development Finance Corp. Ltd.	163,904	4,396,758
MGIC Investment Corp.	100	6,582
NetBank, Inc.	943,664	6,775,508
Radian Group, Inc.	100	5,859

		11,185,767

TOTAL FINANCIALS		535,436,395

HEALTH CARE – 17.2%
Biotechnology – 2.4%
Albany Molecular Research, Inc. (a)	620,902	7,543,959
Alexion Pharmaceuticals, Inc. (a)	100	2,025
Alnylam Pharmaceuticals, Inc. (a)	100	1,336
Applera Corp. – Celera Genomics Group (a)	100	1,096
Bachem Holding AG (B Shares)	100	5,746
BioCryst Pharmaceuticals, Inc. (a)	100	1,675
Celgene Corp. (a)	200	12,960
Ciphergen Biosystems, Inc. (a)	100	118
CSL Ltd.	83	2,588
CuraGen Corp. (a)	100	308
CytRx Corp. (a)	100	103
deCODE genetics, Inc. (a)	100	826
Dendreon Corp. (a)	100	542
Digene Corp. (a)	100	2,917
Genentech, Inc. (a)	25,500	2,358,750
Harvard Bioscience, Inc. (a)(e)	2,496,047	11,107,409
Illumina, Inc. (a)	100	1,410
ImmunoGen, Inc. (a)	139,700	716,661
Invitrogen Corp. (a)	273,630	18,234,703
Lexicon Genetics, Inc. (a)	100	365
Luminex Corp. (a)	100	1,162
Martek Biosciences (a)	98	2,412
Medlmmune, Inc. (a)	100	3,502
Myriad Genetics, Inc. (a)	87,000	1,809,600
Nektar Therapeutics (a)	100	1,646
Orchid Cellmark, Inc. (a)	100	760
Orthologic Corp. (a)	100,600	492,940
OSI Pharmaceuticals, Inc. (a)	135,700	3,805,028
Pro-Pharmaceuticals, Inc. (a)	100	305
QIAGEN NV (a)	5,693,500	66,898,625
Renovis, Inc. (a)	100	1,530
Sangamo Biosciences, Inc. (a)	100	403
Seattle Genetics, Inc. (a)	3,600	16,992
Serologicals Corp. (a)	100	1,974
Sirna Therapeutics, Inc. (a)	100	303
Stratagene Corp. (e)	1,441,447	14,472,128
Tanox, Inc. (a)	100	1,637
Telik, Inc. (a)	100	1,699
ViroPharma, Inc. (a)	569,600	10,566,080

		138,074,223

Health Care Equipment & Supplies – 4.2%
ArthroCare Corp. (a)	95,000	4,003,300
Beckman Coulter, Inc.	316,900	18,031,610
Bio-Rad Laboratories, Inc. Class A (a)	100	6,544
BioLase Technology, Inc. (a)	100	799
bioMerieux SA	100	5,276
Biophan Technologies, Inc. (a)	100	152
Bruker BioSciences Corp. (a)	24,463	118,890
Clarient, Inc. (a)	100	130
Cyberonics, Inc. (a)	200	6,460
Cytyc Corp. (a)	100	2,823
DENTSPLY International, Inc.	172,400	9,256,156
Dionex Corp. (a)	100	4,908
Edwards Lifesciences Corp. (a)	100	4,161
Endocare, Inc. (a)	144,600	396,204
Epix Pharmaceuticals, Inc. (a)	178,600	721,544
Fisher Scientific International, Inc. (a)	100	6,186
Gen-Probe, Inc. (a)	100	4,879
Greatbatch, Inc. (a)	800	20,808
Haemonetics Corp. (a)	996,325	48,680,440
Hospira, Inc. (a)	100	4,278
IDEXX Laboratories, Inc. (a)	42,500	3,059,150
INAMED Corp. (a)	70,450	6,177,056
IntraLase Corp. (a)	100	1,783
Intuitive Surgical, Inc. (a)	100	11,727
Kinetic Concepts, Inc. (a)	200	7,952
Millipore Corp. (a)	744,700	49,179,988
Neogen Corp. (a)	109,363	2,297,722
Osteotech, Inc. (a)	100	497
PolyMedica Corp	82	2,745
Possis Medical, Inc. (a)	100	995
SonoSite, Inc. (a)	100	3,501
Stereotaxis, Inc. (a)	100	861
Strategic Diagnostics, Inc. (a)(e)	1,481,500	5,392,660
Synthes, Inc.	81	9,099
Thermo Electron Corp. (a)	2,554,200	76,958,046
Thoratec Corp. (a)	100	2,069
Varian Medical Systems, Inc. (a)	100	5,034
Ventana Medical Systems, Inc. (a)	115,600	4,895,660
Waters Corp. (a)	392,420	14,833,476
Young Innovations, Inc.	100	3,408
Zimmer Holdings, Inc. (a)	100	6,744
Zoll Medical Corp. (a)	100	2,519

		244,128,240

Health Care Providers & Services – 8.4%
Aetna, Inc.	428,100	40,374,111
American Dental Partners, Inc. (a)	50	904
American Retirement Corp. (a)	511,100	12,843,943
See accompanying notes which are an integral part of the financial statements.

VIP Mid Cap Portfolio	12

	Shares	Value (Note 1)
Common Stocks – continued
HEALTH CARE – continued
Health Care Providers & Services – continued
Apollo Hospitals Enterprise Ltd.	57,000	$631,567
Apollo Hospitals Enterprise Ltd. GDR (a)(f)	126,100	1,395,188
Bio-Imaging Technologies, Inc. (a)	100	320
Caremark Rx, Inc. (a)	1,103,106	57,129,860
Cerner Corp. (a)	54,917	4,992,504
Community Health Systems, Inc. (a)	557,100	21,359,214
Covance, Inc. (a)	1,343,100	65,207,505
Coventry Health Care, Inc. (a)	75	4,272
Diagnosticos da America SA (a)	141,400	2,660,736
Dynacq Healthcare, Inc. (a)(d)	100	243
Eclipsys Corp. (a)(e)	2,486,200	47,063,766
Emageon, Inc.	489,800	7,787,820
Evotec OAI AG (a)	100	296
Gambro AB (A Shares)	100	1,092
Health Grades, Inc. (a)	328,311	2,058,510
Health Net, Inc. (a)	100	5,155
Humana, Inc. (a)	1,284,200	69,770,586
ICON PLC sponsored ADR (a)	199,126	8,192,044
IMS Health, Inc.	2,247,400	56,005,208
iSoft Group PLC	35	235
Merge Technologies, Inc. (a)	41,800	1,046,672
National Research Corp.	100	1730
NDCHealth Corp. (a)	100	1,923
Omnicare, Inc.	472,650	27,045,033
Per-Se Technologies, Inc. (a)	100	2,336
Pharmaceutical Product Development, Inc.	2,300	142,485
Quest Diagnostics, Inc.	100	5,148
Ramsay Health Care Ltd.	100	697
Renal Care Group, Inc. (a)	50	2,366
ResCare, Inc. (a)(e)	1,627,003	28,261,042
Sunrise Senior Living, Inc. (a)(d)	766,600	25,842,086
TriZetto Group, Inc. (a)	546,900	9,291,831
VCA Antech, Inc. (a)	170,800	4,816,560
WellPoint, Inc. (a)	400	31,916

		493,976,904

Pharmaceuticals – 2.2%
Able Laboratories, Inc. (a)	100	15
Allergan, Inc.	164,400	17,748,624
American Pharmaceutical Partners, Inc. (a)	50	1,940
Aventis Pharma Ltd.	100	3,695
Bentley Pharmaceuticals, Inc. (a)	256,000	4,200,960
Boiron SA	55	1,413
Caraco Pharmaceutical Laboratories Ltd. (a)	100	898
Cipla Ltd.	50,500	502,811
Connetics Corp. (a)	100	1,445
Dr. Reddy’s Laboratories Ltd. sponsored ADR	85,100	1,838,160
Eisai Co. Ltd. sponsored ADR	100	4,250
GlaxoSmithkline Pharmaceuticals Ltd.	100	2,493
Kos Pharmaceuticals, Inc. (a)	640,193	33,117,184
Medicis Pharmaceutical Corp. Class A	180,000	5,769,000
Merck KGaA	375,821	31,121,853
New River Pharmaceuticals, Inc. (a)	100	5,188
Pfizer Ltd.	100	2,259
Ranbaxy Laboratories Ltd. sponsored GDR	527,746	4,216,691
Roche Holding AG:
(participation certificate)	154,849	23,250,919
sponsored ADR	62,700	4,708,770
Schering-Plough Corp.	100	2,085
Sepracor, Inc. (a)	100	5,160
SuperGen, Inc. (a)	100	505
Valeant Pharmaceuticals International	211,500	3,823,920

		130,330,238

TOTAL HEALTH CARE		1,006,509,605

INDUSTRIALS – 13.9%
Aerospace & Defense – 1.0%
CAE, Inc.	1,045,200	7,659,975
Ceradyne, Inc. (a)(d)	349,734	15,318,349
EDO Corp.	100	2,706
Embraer - Empresa Brasileira de Aeronautica SA sponsored ADR	100	3 910
Esterline Technologies Corp. (a)	708,691	26,356,218
General Dynamics Corp.	100	11,405
L-3 Communications Holdings, Inc.	88,300	6,565,105
Precision Castparts Corp.	200	10,362
Rockwell Collins, Inc.	100	4,647

		55,932,677

Air Freight & Logistics – 0.2%
Business Post Group PLC	200	1,153
Expeditors International of Washington, Inc.	100	6,751
Forward Air Corp.	150	5,498
Hub Group, Inc. Class A (a)	341,067	12,056,718
UTI Worldwide, Inc.	100	9,284

		12,079,404

Airlines – 0.2%
ACE Aviation Holdings, Inc. Class A (a)	312,800	10,224,420
Air China Ltd. (H Shares) (a)	2,000	638
easyJet PLC (a)	100	651
Ryanair Holdings PLC sponsored ADR (a)	64,000	3,583,360
Southwest Airlines Co.	100	1,643

		13,810,712

Building Products – 0.2%
American Woodmark Corp.	200	4,958
Simpson Manufacturing Co. Ltd.	228,200	8,295,070
Trex Co., Inc. (a)	100	2,805

See accompanying notes which are an integral part of the financial statements.

13	Annual Report

VIP Mid Cap Portfolio

Investments – continued

	Shares	Value (Note 1)
Common Stocks – continued
INDUSTRIALS – continued
Building Products – continued
USG Corp. (a)	100	$6,500
Wienerberger Baustoffindust AG	100	4,001

		8,313,334

Commercial Services & Supplies – 3.0%
Advisory Board Co. (a)	100	4,767
Bennett Environmental, Inc. (a)	167,100	518,886
CDI Corp.	621,600	17,031,840
ChoicePoint, Inc. (a)	1,134,700	50,505,497
Cintas Corp.	917,325	37,775,444
Corporate Executive Board Co.	100	8,970
CoStar Group, Inc. (a)	100	4,317
Dun & Bradstreet Corp. (a)	100	6,696
Fullcast Co. Ltd. (d)	5,746	19,103,788
GFK AG	20	670
Intertek Group PLC.	436,200	5,234,053
Monster Worldwide, Inc. (a)	317,300	12,952,186
PICO Holdings, Inc. (a)	100	3,226
Pike Electric Corp.	100	1,622
Randstad Holdings NV	86,700	3,765,854
Ritchie Brothers Auctioneers, Inc.	33,100	1,398,475
Robert Half International, Inc.	100	3,789
Rollins, Inc.	100	1,971
Societe Generale de Surveillance Holding SA (SGS) (Reg.)	14,791	12,472,167
Stericycle, Inc. (a)	222,100	13,077,248
Tele Atlas NV (a)	65,600	1,755,905

		175,627,371

Construction & Engineering – 1.8%
Arcadis NV	9,700	307,754
Arcadis NV (NY Shares)	200	6,320
Chicago Bridge & Iron Co. NV (NY Shares)	605,600	15,267,176
Daelim Industrial Co.	58,000	4,144,914
EMCOR Group, Inc. (a)	100	6,753
Fluor Corp.	136,100	10,515,086
Infrasource Services, Inc. (a)	100	1,308
Insituform Technologies, Inc. Class A (a)	100	1,937
Jacobs Engineering Group, Inc. (a)	430,900	29,245,183
Larsen & Toubro Ltd.	100	4,101
LG Engineering & Construction Co. Ltd.	100	5,261
Orascom Construction Industries SAE GDR	100	7,500
PTC India Ltd.	100	132
Quanta Services, Inc. (a)	100	1,317
Shaw Group, Inc. (a)	1,283,700	37,342,833
SNC-Lavalin Group, Inc.	100	6,563
United Group Ltd.	1,285,700	10,883,665

		107,747,803

Electrical Equipment – 1.8%
AstroPower, Inc. (a)	100	0
Bharat Heavy Electricals Ltd.	100	3,114
C&D Technologies, Inc.	490,700	3,739,134
Crompton Greaves Ltd.	144,396	2,441 ,045
Fujikura Ltd.	1,000	8,108
II-VI, Inc. (a)	200	3,574
Johnson Electric Holdings Ltd. sponsored ADR	100	940
Rockwell Automation, Inc.	1,401,100	82,889,076
Roper Industries, Inc.	281,300	11,114,163
Shanghai Electric (Group) Corp. (H Shares)	2,000	684
SolarWorld AG	27,100	3,625,304

		103,825,142

Industrial Conglomerates – 0.8%
Aditya Birla Nuvo Ltd.	100	1,478
Fu Sheng Industrial Co. Ltd.	2,295,000	2,922,365
Hutchison Whampoa Ltd. ADR	100	4,740
Max India Ltd. (a)	395,174	5,273,964
Shanghai Industrial Holdings Ltd. Class H	1,000	2,083
Smiths Group PLC	100	1,801
Teleflex, Inc.	582,400	37,844,352

		46,050,783

Machinery – 4.4%
AGCO Corp. (a)	3,632,500	60,190,525
Badger Meter, Inc.	258,700	10,151,388
Bucher Holding AG	500	39,878
Danaher Corp.	100	5,578
Deutz AG (a)	100	490
Dover Corp.	260,700	10,555,743
Eicher Motors Ltd.	342,065	1,744,345
Flowserve Corp. (a)	458,000	18,118,480
Graco, Inc.	326,300	11,903,424
Harsco Corp.	954,799	64,458,480
Heidelberger Druckmaschinen AG	178,400	6,825,947
Hexagon AB (B Shares)	100	2,983
Jain Irrigation Systems Ltd. (a)	100	466
Koyo Seiko Co. Ltd.	1,000	18,617
Krones AG	2,900	292,197
MAN AG	100	5,337
Manitowoc Co., Inc.	100	5,022
Middleby Corp. (a)	100	8,650
PACCAR Inc.	150	10,385
Pall Corp.	100	2,686
Pentair, Inc.	654,500	22,593,340
Railpower Technologies Corp. (a)	100	556
Tata Motors Ltd.	452,400	6,569,578
Tata Motors Ltd. sponsored ADR (d)	17,100	245,727
Terex Corp. (a)	495,200	29,414,880
Timken Co.	148,800	4,764,576
Toshiba Machine Co. Ltd.	1,000	9,898
Valmont Industries, Inc.	100	3,346

See accompanying notes which are an integral part of the financial statements.

VIP Mid Cap Portfolio	14

	Shares	Value (Note 1)
Common Stocks – continued
INDUSTRIALS – continued
Machinery – continued
Wabtec Corp.	246,700	$6,636,230
Zenon Environmental, Inc. (a)	336,100	4,862,760

		259,441,512

Marine – 0.1%
Alexander & Baldwin, Inc.	100,745	5,464,409
Hanjin Shipping Co. Ltd.	80	1,826
Odfjell ASA:
(A Shares)	41,500	842,908
(B Shares)	400	6,938

		6,316,081

Road & Rail – 0.0%
Burlington Northern Santa Fe Corp.	100	7,082
CNF, Inc.	100	5,589
Guangshen Railway Co. Ltd. sponsored ADR	100	1,552
Heartland Express, Inc.	150	3,044
Knight Transportation, Inc.	225	4,664
Old Dominion Freight Lines, Inc. (a)	225	6,071

		28,002

Trading Companies & Distributors – 0.4%
Bunzl PLC	78	857
Fastenal Co.	233,200	9,139,108
GATX Corp.	100	3,608
MSC Industrial Direct Co., Inc. Class A	288,300	11,595,426
NuCo2, Inc. (a)	64,000	1,784,320
Richelieu Hardware Ltd.	100	2,039
STB Leasing Co. Ltd.	100	2,036
United Rentals, Inc. (a)	100	2,339
W.W. Grainger, Inc.	27,600	1,962,360
WESCO International, Inc. (a)	100	4,273

		24,496,366

Transportation Infrastructure – 0.0%
Anhui Expressway Co. Ltd. (H Shares)	2,000	967
Macquarie Infrastructure Group unit	100	261
Sea Containers Ltd. Class B (a)	7,900	96,933

		98,161

TOTAL INDUSTRIALS		813,767,348

INFORMATION TECHNOLOGY – 10.7%
Communications Equipment – 0.5%
Arris Group, Inc. (a)	100	947
AudioCodes Ltd. (a)	100	1,110
Avaya, Inc. (a)	100	1,067
Black Box Corp.	100	4,738
Comtech Telecommunications Corp. (a)	150	4,581
EFJ, Inc. (a)	100	1,015
Foxconn International Holdings Ltd.	1,000	1,631
Harris Corp.	100	4,301
Ixia (a)	869,100	12,845,298
Juniper Networks, Inc. (a)	200	4,460
NETGEAR, Inc. (a)	724,500	13,946,625
Option NV (a)	90	6,686
Plantronics, Inc.	100	2,830
Polycom, Inc. (a)	200	3,060
Powerwave Technologies, Inc. (a)	100	1,257
Redback Networks, Inc. (a)	100	1,406
Research In Motion Ltd. (a)	100	6,602
TANDBERG ASA	26,600	162,871

		27,000,485

Computers & Peripherals – 1.7%
Apple Computer, Inc. (a)	806,100	57,950,529
Compal Electronics, Inc.	1,113	1,004
Creative Technology Ltd. (Nasdaq)	100	842
Foxconn Technology Co. Ltd.	1,100	5,479
Gemplus International SA sponsored ADR (a)	100	530
Komag, Inc. (a)	209,875	7,274,268
Logitech International SA (Reg.) (a)	55,000	2,584,665
M-Systems Flash Disk Pioneers Ltd. (a)	900	29,808
Moser-Baer India Ltd.	200	876
NCR Corp. (a)	100	3,394
NEC Corp. sponsored ADR	1,672,800	10,354,632
Oberthur Card Systems (d)	683,600	5,932,021
Psion PLC	33	94
SanDisk Corp. (a)	221,842	13,936,114
Synaptics, Inc. (a)	100	2,472

		98,076,728

Electronic Equipment & Instruments – 3.7%
Agilent Technologies, Inc. (a)	6	200
Amphenol Corp. Class A	100	4,426
Applied Films Corp. (a)	100	2,077
Brightpoint, Inc. (a)	225	6,225
CDW Corp.	1,112,791	64,063,378
CellStar Corp. (a)	100	190
Cogent, Inc. (a)	200	4,536
Excel Technology, Inc. (a)	100	2,378
FLIR Systems, Inc. (a)	409,600	9,146,368
Hon Hai Precision Industry Co. Ltd. (Foxconn)	10,565,597	57,935,127
I. D. Systems Inc. (a)	100	2,385
Iteris, Inc. (a)	100	240
Itron, Inc. (a)	100	4,004
KEMET Corp. (a)	1,177,700	8,326,339
Keyence Corp.	14,300	4,069,081
Mercury Computer Systems, Inc. (a)	1,500	30,945
Metrologic Instruments, Inc. (a)	200	3,852
Mettler-Toledo International, Inc. (a)	487,100	26,887,920
Molex, Inc.	100	2,595
MTS Systems Corp.	100	3,464
National Instruments Corp.	2,800	89,740
Robotic Vision Systems, Inc. (a)	100	0
ScanSource, Inc. (a)	100	5,468

See accompanying notes which are an integral part of the financial statements.

15	Annual Report

VIP Mid Cap Portfolio

Investments – continued

	Shares	Value (Note 1)
Common Stocks – continued
INFORMATION TECHNOLOGY – continued
Electronic Equipment & Instruments – continued
Sunpower Corp. Class A	4,400	$149,556
Symbol Technologies, Inc.	189	2,423
Universal Display Corp. (a)	100	1,051
Vishay Intertechnology, Inc. (a)	3,482,500	47,919,200
Xyratex Ltd. (a)	18,700	330,616
Yageo Corp. sponsored GDR (a)	100	218

		218,994,002

Internet Software & Services – 1.6%
Akamai Technologies, Inc. (a)	100	1,993
Answers Corp. (a)	100	1,147
aQuantive, Inc. (a)	157,611	3,978,102
Baidu.com, Inc. sponsored ADR	100	6,292
Bankrate, Inc. (a)	100	2,952
eCollege.com (a)	649,100	11,703,273
Entrust, Inc. (a)	100	484
Iliad Group SA	100	6,192
iMergent, Inc. (a)	100	660
InfoSpace, Inc. (a)	100	2,582
LookSmart Ltd. (a)	20	75
MIVA, Inc. (a)	100	495
Neoforma, Inc. (a)	100	990
NHN Corp. (a)	100	26,799
Online Resources Corp. (a)	100	1,105
Open Text Corp. (a)	100	1,415
RealNetworks, Inc. (a)	4,022,404	31,213,855
Sify Ltd. sponsored ADR (a)	100	1,076
Sina Corp. (a)	100	2,416
SonicWALL, Inc. (a)	100	792
Tencent Holdings Ltd.	1,000	1,070
ValueClick, Inc. (a)	1,170,495	21,197,664
VeriSign, Inc. (a)	968,664	21,233,115
WebSideStory, Inc. (a)	100	1,813
Yahoo! Japan Corp.	3,300	5,009,966

		94,396,323

IT Services – 0.5%
Affiliated Computer Services, Inc. Class A (a)	16	947
CheckFree Corp. (a)	100	4,590
Computershare Ltd.	100	498
DST Systems, Inc. (a)	600	35,946
Global Payments, Inc.	200	9,322
Hewitt Associates, Inc. Class A (a)	100	2,801
Infosys Technologies Ltd.	15,605	1,039,356
Infosys Technologies Ltd. sponsored ADR	200	16,172
infoUSA, Inc.	100	1,093
Lionbridge Technologies, Inc. (a)	1,323,300	9,289,566
ManTech International Corp. Class A (a)	188,332	5,246,930
Maximus, Inc.	328,200	12,041,658
Obic Co Ltd.	100	22,035
RightNow Technologies, Inc. (a)	100	1,846
Satyam Computer Services Ltd.	100	1,640
StarTek, Inc.	100	1,800
Syntel Inc.	100	2,083
TALX Corp.	150	6,857
TietoEnator Oyj	100	3,652
Tyler Technologies, Inc. (a)	100	878

		27,729,670

Office Electronics – 0.0%
Zebra Technologies Corp. Class A (a)	75	3,214

Semiconductors & Semiconductor Equipment – 0.8%
Agere Systems, Inc. (a)	10	129
Analog Devices, Inc.	100	3,587
ARM Holdings PLC sponsored ADR	100	621
ASM Pacific Technology Ltd.	500	2,821
ASML Holding NV (NY Shares) (a)	100	2,008
ATI Technologies, Inc. (a)	100	1,703
Axcelis Technologies, Inc. (a)	100	477
Credence Systems Corp. (a)	772,500	5,376,600
Freescale Semiconductor, Inc. Class A (a)	100	2,519
Integrated Device Technology, Inc. (a)	1,020,000	13,443,600
International Rectifier Corp. (a)	100	3,190
KLA-Tencor Corp.	100	4,933
Marvell Technology Group Ltd. (a)	200	11,218
Mattson Technology, Inc. (a)	482,810	4,857,069
Microchip Technology, Inc.	100	3,215
National Semiconductor Corp.	200	5,196
NVIDIA Corp. (a)	248,900	9,099,784
PortalPlayer, Inc. (a)	100	2,832
Rambus, Inc. (a)	100	1,619
Saifun Semiconductors Ltd.	6,300	198,261
Silicon Image, Inc. (a)	100	905
Veeco Instruments, Inc. (a)	397,500	6,888,675
Zoran Corp. (a)	625,137	10,133,471

		50,044,433

Software – 1.9%
Activision, Inc. (a)	518,772	7,127,927
Adobe Systems, Inc.	138	5,100
Advent Software, Inc. (a)	143,911	4,160,467
Altiris, Inc. (a)	100	1,689
Autonomy Corp. PLC (a)	200	1,347
Blackboard, Inc. (a)	100	2,898
Bottomline Technologies, Inc. (a)	11	121
Cadence Design Systems, Inc. (a)	100	1,692
CCC Information Services Group, Inc. (a)	100	2,622
Cognos, Inc. (a)	984,600	34,343,065
Concur Technologies, Inc. (a)	100	1,289
FactSet Research Systems, Inc.	150	6,174
FileNET Corp. (a)	100	2,585
Hitachi Software Engineerng Co. Ltd.	100	2,095
Hyperion Solutions Corp. (a)	396,591	14,205,890
Informatica Corp. (a)	100	1,200
Intuit, Inc. (a)	100	5,330
KOEI Co. Ltd. (d)	429,020	11,898,524

See accompanying notes which are an integral part of the financial statements.

VIP Mid Cap Portfolio	16

	Shares	Value (Note 1)
Common Stocks – continued
INFORMATION TECHNOLOGY – continued
Software – continued
Kronos, Inc. (a)	100	$4,186
Manhattan Associates, Inc. (a)	100	2,048
Midway Games, Inc. (a)	100	1,897
Napster, Inc. (a)	100	352
NAVTEQCorp. (a)	100	4387
NDS Group PLC sponsored ADR (a)	100	4,115
Net 1 UEPS Technologies, Inc. (a)	17,100	493,335
Nuance Communications, Inc. (a)	299,200	2,282,896
Open Solutions, Inc. (a)(e)	1,102,309	25,264,922
Plato Learning, Inc. (a)	82,400	654,256
Quality Systems, Inc.	100	7,676
Renaissance Learning, Inc.	71	1,343
RSA Security, Inc. (a)	251	2,819
Salesforce.com, Inc. (a)	36,100	1,157,005
Scientific Learning Corp. (a)	100	565
Subex Systems Ltd.	100	1,702
Symantec Corp. (a)	100	1,750
Tata Elxsi Ltd.	100	455
Temenos Group AG (a)	100	974
THQ, Inc. (a)	487,650	11,630,453
Ultimate Software Group, Inc. (a)	100	1,907

		113,289,058

TOTAL INFORMATION TECHNOLOGY		629,533,913

MATERIALS – 8.9%
Chemicals – 3.2%
Air Products & Chemicals, Inc.	100	5,919
Airgas, Inc.	1,898,800	62,470,520
Albemarle Corp.	100	3,835
American Vanguard Corp.	200	4,700
Asian Paints India Ltd.	880,007	11,319,126
Balchem Corp.	150	4,472
Ecolab, Inc. (d)	1,361,700	49,388,859
Filtrona PLC.	50	245
Jubilant Organosys Ltd.	100	2,389
Kuraray Co. Ltd.	223,000	2,311,234
Lonza Group AG	10	612
Monsanto Co.	272,800	21,150,184
Mosaic Co. (a)	100	1,463
Nitto Denko Corp.	113,500	8,846,657
Praxair, Inc.	222,700	11,794,192
Quaker Chemical Corp.	100	1,923
Recticel SA	100	888
Sasa Dupont Sabanci Polyester Sanayi AS	1	1
Sinopec Shanghai Petrochemical Co. Ltd.:
(H Shares)	2,000	767
sponsored ADR	200	7,574
Syngenta AG sponsored ADR	100	2,491
Tokuyama Corp.	1,493,000	19,184,048
United Phosphorous Ltd.	455	2,425

		186,504,524

Construction Materials – 0.1%
Cemex SA de CV sponsored ADR	108	6,408
Florida Rock Industries, Inc.	149,175	7,318,526
Headwaters, Inc. (a)	100	3,544

		7,328,478

Containers & Packaging – 0.0%
Essel Propack Ltd.	270,100	2,150,835
Sealed Air Corp. (a)	100	5,617
Silgan Holdings, Inc.	68	2,456

		2,158,908

Metals & Mining – 5.2%
Agnico-Eagle Mines Ltd.	1,143,930	22,651,300
Agnico-Eagle Mines Ltd. (a)	23,350	102,974
Aleris International, Inc. (a)	100	3,224
Barrick Gold Corp.	100	2,788
BHP Billiton Ltd. sponsored ADR	100	3,342
BlueScope Steel Ltd.	100	511
Boliden AB (a)	556,000	4,549,059
Compania de Minas Buenaventura SA sponsored ADR	452,000	12,791,600
Dofasco, Inc.	100	5,589
Falconbridge Ltd.	277	8,220
FNX Mining Co., Inc. (a)	100	1,169
Fording Canadian Coal Trust (d)	116,700	4,037,395
Freeport-McMoRan Copper & Gold, Inc. Class B (d)	1,285,900	69,181,420
Glamis Gold Ltd. (a)	100	2,750
Goldcorp, Inc.	1 46,800	3,270,500
Golden Star Resources Ltd. (a)	250,000	664,488
Grupo Mexico SA de CV Series B	100	233
Harmony Gold Mining Co. Ltd. (a)	1,096,300	14,306,716
High River Gold Mines Ltd. (a)	1,989,600	2,532,887
Inco Ltd.	100	4,344
Inmet Mining Corp.	100	2,538
Ivanhoe Mines Ltd. (a)	100	718
Kinross Gold Corp. (a)	6,605,666	61,025,206
Mechel Steel Group OAO sponsored ADR	100	2,417
Meridian Gold, Inc. (a)	100	2,192
Mittal Steel Co. NV Class A (NY Shares)	3,044	80,135
Newmont Mining Corp.	1,782,180	95,168,404
Northern Orion Resources, Inc. (a)	100	326
Nucor Corp.	100	6,672
Phelps Dodge Corp.	100	1,4,387
POSCO sponsored ADR	100	4,951
Sumitomo Metal Mining Co. Ltd.	2,000	24,749
Teck Cominco Ltd. Class B (sub. vtg.)	279,600	14,923,384
Xstrata PLC.	100	2,341

		305,378,929

See accompanying notes which are an integral part of the financial statements.

17	Annual Report

VIP Mid Cap Portfolio

Investments – continued

	Shares	Value (Note 1)
Common Stocks – continued
MATERIALS – continued
Paper & Forest Products – 0.4%
Cathay Forest Products Corp. (a)	40,100	$26,905
International Forest Products Ltd. (Interfor) Class A (sub. vtg.) (a)	9,100	56,359
Lee & Man Paper Manufacturing Ltd.	10,218,000	11,333,346
MAXXAM, Inc. (a)	100	3,505
Pope Resources, Inc. LP	100	3,102
Sino-Forest Corp. (a)	2,546,500	10,820,791
Votorantim Celulose e Papel SA sponsored ADR (non-vtg.)	250	3,073

		22,247,081

TOTAL MATERIALS		523,617,920

TELECOMMUNICATION SERVICES – 1.2%
Diversified Telecommunication Services – 0.0%
Cable & Wireless PLC sponsored ADR	100	616
Covad Communications Group, Inc. (a)	61	60
Golden Telecom, Inc.	100	2,596
Philippine Long Distance Telephone Co.	100	3,460
Pipex Communications PLC (a)	100	21
PT Indosat Tbk sponsored ADR	100	2,909
PT Telkomunikasi Indonesia Tbk sponsored ADR	100	2,386

		12,048

Wireless Telecommunication Services – 1.2%
America Movil SA de CV Series L sponsored ADR	389,700	11,402,622
Bharti Televentures Ltd. (a)	1,055,400	8,264,700
MTN Group Ltd.	100	982
Nextel Partners, Inc. Class A (a)	100	2,794
Nll Holdings, Inc. (a)	1,009,816	44,108,763
Telemig Celular Participacoes SA sponsored ADR	100	3,941
USA Mobility, Inc.	286,340	7,937,345

		71,721,147

TOTAL TELECOMMUNICATION SERVICES		71,733,195

UTILITIES – 1.0%
Electric Utilities – 0.0%
FPL Group, Inc	200	8,312
Korea Electric Power Corp. sponsored ADR	100	1,949
PPL Corp	200	5,880

		16,141

Gas Utilities – 0.3%
PT Perusahaan Gas Negara Tbk Series B	500	351
SEMCO Energy, Inc. (a)	1,613,700	9,068,994
Xinao Gas Holdings Ltd.	11,158,000	8,850,245

		17,919,590

Independent Power Producers & Energy Traders – 0.6%
AES Corp. (a)	2,066,600	32,714,278

Multi-Utilities – 0.1%
Public Service Enterprise Group, Inc.	105,000	6,821,850

TOTAL UTILITIES		57,471,859

TOTAL COMMON STOCKS (Cost $4,282,979,998)		5,514,359,333

Nonconvertible Preferred Stocks – 0.0%
CONSUMER DISCRETIONARY – 0.0%
Household Durables – 0.0%
Fedders Corp. Series A, 8.60% (Cost $119)	5	45

Money Market Funds – 8.3%
Fidelity Cash Central Fund, 4.28% (b)	372,876,046	372,876,046
Fidelity Securities Lending Cash Central Fund, 4.35% (b)(c)	114,642,969	114,642,969

TOTAL MONEY MARKET FUNDS (Cost $487,519,015)		487,519,015

TOTAL INVESTMENT PORTFOLIO – 102.4% (Cost $4,770,499,132)		6,001,878,393

NET OTHER ASSETS – (2.4)%		(141,304,340)

NET ASSETS – 100%		$5,860,574,053

Legend

(a)	Non-income producing
(b)	Affiliated fund that is available only to investment companies and other accounts managed by Fidelity Investments. The rate quoted is the annualized seven-day yield of the fund at period end. A complete unaudited listing of the fund’s holdings as of its most recent quarter end is available upon request.
(c)	Investment made with cash collateral received from securities on loan.
(d)	Security or a portion of the security is on loan at period end.
(e)	Affiliated company
(f)	Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $3,112,232 or 0.1% of net assets.

See accompanying notes which are an integral part of the financial statements.

VIP Mid Cap Portfolio	18

Affiliated Central Funds

Information regarding income received by the fund from the affiliated Central funds during the period is as follows:

Fund	Income received
Fidelity Cash Central Fund	$10,697,508
Fidelity Securities Lending Cash Central Fund	1,173,532

Total	$11,871,040

Other Affiliated Issuers

An affiliated company is a company in which the fund has ownership of at least 5% of the voting securities. Transactions during the period with companies which are or were affiliates are as follows:

Affiliate	Value, beginning of period	Purchases	Sales Proceeds	Dividend Income	Value, end of period
Eclipsys Corp.	$2,043	$44,996,485	$4,829,543	$—	$47,063,766
Harvard Bioscience,Inc.	1 3,996,708	—	1,599,168	—	11,107,409
IMPCO Technologies, Inc.	11,373,320	7,701,234	5,209,047	—	9,268,848
LKQ Corp.	6,328,814	27,305,192	30,196,332	—	—
Open Solutions, Inc.	11,349,946	14,785,536	—	—	25,264,922
Parker Drilling Co.	7,847,424	25,100,378	—	—	59,364,645
ResCare, Inc.	18,093,582	11,382,634	3,120,143	—	28,261,042
SEMCO Energy, Inc.	—	9,501,356	—	—	—
Stratagene Corp.	6,584,400	6,768,249	1,381,366	360,362	14,472,128
Strategic Diagnostics, Inc.	2,773,050	2,383,669	—	—	5,392,660

Total	$78,349,287	$149,924,733	$46,335,599	$360,362	$200,195,420

Other Information

Distribution of investments by country of issue, as a percentage of total net assets, is as follows:

United States of America	72.8%
Japan	5.8%
Canada	5.1%
India	2.2%
Netherlands	2.1%
Cayman Islands	2.0%
Switzerland	1.2%
France	1.2%
Taiwan	1.1%
Others (individually less than 1%)	6.5%

100.0%

See accompanying notes which are an integral part of the financial statements.

19	Annual Report

VIP Mid Cap Portfolio

Financial Statements

Statement of Assets and Liabilities

		December 31, 2005
Assets
Investment in securities, at value (including securities loaned of $109,479,789) – See accompanying schedule:
Unaffiliated issuers (cost $4,135,029,460)	$5,314,163,958
Affiliated Central Funds (cost $487,519,015)	487,519,015
Other affiliated issuers (cost $147,950,657)	200,195,420

Total Investments (cost $4,770,499,132)		$6,001,878,393
Foreign currency held at value (cost $3,939,086)		3,939,073
Receivable for investments sold		3,023,285
Receivable for fund shares sold		4,185,895
Dividends receivable		3,319,781
Interest receivable		1,278,741
Prepaid expenses		23,423
Other affiliated receivables		1,311
Other receivables		1,051,712

Total assets		6,018,701,614

Liabilities
Payable to custodian bank	$1,817
Payable for investments purchased	33,815,197
Payable for fund shares redeemed	2,826,714
Accrued management fee	2,756,501
Distribution fees payable	811,709
Other affiliated payables	426,970
Other payables and accrued expenses	2,845,684
Collateral on securities loaned, at value	114,642,969

Total liabilities		158,127,561

Net Assets		$5,860,574,053

Net Assets consist of:
Paid in capital		$3,882,983,567
Undistributed net investment income		15,998,697
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		732,865,298
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		1,228,726,491

Net Assets		$5,860,574,053

Statement of Assets and Liabilities – continued

December 31, 2005
Initial Class:
Net Asset Value, offering price and redemption price per share ($1,276,301,578 ÷ 36,352,772 shares)	$35.11

Service Class:
Net Asset Value, offering price and redemption price per share ($990,560,917 ÷ 28,343,115 shares)	$34.95

Service Class 2:
Net Asset Value, offering price and redemption price per share ($3,542,951,507 ÷ 102,202,703 shares)	$34.67

Investor Class:
Net Asset Value, offering price and redemption price per share ($50,760,051 ÷ 1,446,900 shares)	$35.08

See accompanying notes which are an integral part of the financial statements.

VIP Mid Cap Portfolio	20

Statement of Operations

	Year ended December 31, 2005
Investment Income
Dividends (including $360,362 received from other affiliated issuers)		$35,322,015
Special dividends		6,755,487
Interest		44,739
Income from affiliated Central Funds (including $1,173,532 from security lending)		11,871,040

Total income		53,993,281

Expenses
Management fee	$27,032,934
Transfer agent fees	3,217,491
Distribution fees	7,754,097
Accounting and security lending fees	1,151,450
Independent trustees’ compensation	20,396
Custodian fees and expenses	862,268
Registration fees	8,689
Audit	77,475
Legal	17,668
Miscellaneous	505,110

Total expenses before reductions	40,647,578
Expense reductions	(2,742,506)	37,905,072

Net investment income (loss)		16,088,209

Realized and Unrealized Gain (Loss)
Net realized gain (loss) on:
Investment securities:
Unaffiliated issuers (net of foreign taxes of $175,374)	737,345,770
Other affiliated issuers	1,991,693
Foreign currency transactions	(204,299)

Total net realized gain (loss)		739,133,164
Change in net unrealized appreciation (depreciation) on:
Investment securities (net of increase in deferred foreign taxes of $1,404,806)	80,110,633
Assets and liabilities in foreign currencies	(478,313)

Total change in net unrealized appreciation (depreciation)		79,632,320

Net gain (loss)		818,765,484

Net increase (decrease) in net assets resulting from operations		$834,853,693

Statement of Changes in Net Assets

	Year ended December 31, 2005	Year ended December 31, 2004
Increase (Decrease) in Net Assets
Operations
Net investment income (loss)	$16,088,209	$(3,642,695)
Net realized gain (loss)	739,133,164	195,434,513
Change in net unrealized appreciation (depreciation)	79,632,320	536,253,385

Net increase (decrease) in net assets resulting from operations	834,853,693	728,045,203

Distributions to shareholders from net realized gain	(69,737,263)	—

Share transactions – net increase (decrease)	1,095,215,324	835,964,194

Total increase (decrease) in net assets	1,860,331,754	1,564,009,397

Net Assets
Beginning of period	4,000,242,299	2,436,232,902

End of period (including undistributed net investment income of $15,998,697 and undistributed net investment income of $68,191, respectively)	$5,860,574,053	$4,000,242,299

See accompanying notes which are an integral part of the financial statements.

21	Annual Report

Financial Highlights – Initial Class

Years ended December 31,	2005		2004	2003 G		2002	2001
Selected Per-Share Data
Net asset value, beginning of period	$30.18		$24.16	$17.51		$19.60	$20.26

Income from Investment Operations
Net investment income (loss)C	.16	D	.01	—	F	.09	.20
Net realized and unrealized gain (loss)	5.28		6.01	6.73		(2.00)	(.86)

Total from investment operations	5.44		6.02	6.73		(1.91)	(.66)

Distributions from net investment income	—		—	(.08)		(.18)	—
Distributions from net realized gain	(.51)		—	—		—	—

Total distributions	(.51)		—	(.08)		(.18)	—

Net asset value, end of period	$35.11		$30.18	$24.16		$17.51	$19.60

Total Return A,B	18.30%		24.92%	38.64%		(9.82)%	(3.26)%

Ratios to Average Net AssetsB
Expenses before reductions	.69%		.71%	.70%		.70%	.69%
Expenses net of fee waivers, if any	.69%		.71%	.70%		.70%	.69%
Expenses net of all reductions	.64%		.68%	.68%		.63%	.62%
Net investment income (loss)	.50%		.03%	—%		.51%	1.06%
Supplemental Data
Net assets, end of period (000 omitted)	$1,276,302		$979,533	$678,480		$499,557	$574,934
Portfolio turnover rate	107%		55%	51%		135%	144%

A	Total returns do not reflect charges attributable to your insurance company’s separate account. Inclusion of these charges would reduce the total returns shown.
B	Total returns would have been lower had certain expenses not been reduced during the periods shown.
C	Calculated based on average shares outstanding during the period.
D	Investment income per share reflects a special dividend which amounted to $.04 per share. Excluding the special dividend, the ratio of net investment income to average net assets would have been .36%.
E	Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.
F	Amount represents less than $.01 per share.
G	As the result of a correction made in the classification of distributions received on securities representing realized gains for the year ended December 31, 2003, amounts previously reported have been reclassified. The impact of this correction was a decrease in net investment loss of $0.01 per share and a corresponding decrease in net realized and unrealized gain (loss). The ratio of net investment loss to average net assets decreased from (0.04)% to 0.00%. The classification had no impact on total net assets or total return of the class.

Financial Highlights – Service Class

Years ended December 31,	2005		2004	2003F	2002	2001
Selected Per-Share Data
Net asset value, beginning of period	$30.07		$24.10	$17.46	$19.54	$20.22

Income from Investment Operations
Net investment income (loss)C	.12	D	(.02)	(.02)	.08	.18
Net realized and unrealized gain (loss)	5.27		5.99	6.72	(2.00)	(.86)

Total from investment operations	5.39		5.97	6.70	(1.92)	(.68)

Distributions from net investment income	—		—	(.06)	(.16)	—
Distributions from net realized gain	(.51)		—	—	—	—

Total distributions	(.51)		—	(.06)	(.16)	—

Net asset value, end of period	$34.95		$30.07	$24.10	$17.46	$19.54

Total ReturnA,B	18.20%		24.77%	38.52%	(9.90)%	(3.36)%
Ratios to Average Net AssetsD
Expenses before reductions	.79%		.81%	.80%	.80%	.79%
Expenses net of fee waivers, if any	.79%		.81%	.80%	.80%	.79%
Expenses net of all reductions	.74%		.78%	.78%	.73%	.72%
Net investment income (loss)	.40%		(.07)%	(.10)%	.41%	.96%
Supplemental Data
Net assets, end of period (000 omitted)	$990,561		$819,412	$580,179	$378,264	$366,665
Portfolio turnover rate	107%		55%	51%	135%	144%

A	Total returns do not reflect charges attributable to your insurance company’s separate account. Inclusion of these charges would reduce the total returns shown.
B	Total returns would have been lower had certain expenses not been reduced during the periods shown.
C	Calculated based on average shares outstanding during the period.
D	Investment income per share reflects a special dividend which amounted to $.04 per share. Excluding the special dividend, the ratio of net investment income to average net assets would have been .26%.
E	Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.
F	As the result of a correction made in the classification of distributions received on securities representing realized gains for the year ended December 31, 2003, amounts previously reported have been reclassified. The impact of this correction was a decrease in net investment loss of $0.01 per share and a corresponding decrease in net realized and unrealized gain (loss). The ratio of net investment loss to average net assets decreased from (0.14)% to (0.10)%. The classification had no impact on total net assets or total return of the class.

See accompanying notes which are an integral part of the financial statements.

VIP Mid Cap Portfolio	22

Financial Highlights – Service Class 2

Years ended December 31,	2005		2004	2003 F	2002	2001
Selected Per-Share Data
Net asset value, beginning of period	$29.88		$23.98	$17.39	$1 9.49	$20.20

Income from Investment Operations
Net investment income (loss)C	.08	D	(.06)	(.05)	.05	.15
Net realized and unrealized gain (loss)	5.22		5.96	6.69	(1.99)	(.86)

Total from investment operations	5.30		5.90	6.64	(1.94)	(.71)

Distributions from net investment income	—		—	(.05)	(.16)	—
Distributions from net realized gain	(.51)		—	—	—	—

Total distributions	(.51)		—	(.05)	(.16)	—

Net asset value, end of period	$34.67		$29.88	$23.98	$17.39	$19.49

Total Return A, B	18.02%		24.60%	38.31%	(10.02)%	(3.51)%

Ratios to Average Net Assets E
Expenses before reductions	.94%		.96%	.95%	.95%	.94%
Expenses net of fee waivers, if any	.94%		.96%	.95%	.95%	.94%
Expenses net of all reductions	.89%		.93%	.93%	.88%	.88%
Net investment income (loss)	.26%		(.22)%	(.25)%	.25%	.81%
Supplemental Data
Net assets, end of period (000 omitted)	$3,542,952		$2,201,298	$1,177,574	$520,933	$210,356
Portfolio turnover rate	107%		55%	51%	135%	144%

A	Total returns do not reflect charges attributable to your insurance company’s separate account. Inclusion of these charges would reduce the total returns shown.
B	Total returns would have been lower had certain expenses not been reduced during the periods shown.
C	Calculated based on average shares outstanding during the period.
D	Investment income per share reflects a special dividend which amounted to $.05 per share. Excluding the special dividend, the ratio of net investment income to average net assets would have been .11%.
E	Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.
F	As the result of a correction made in the classification of distributions received on securities representing realized gains for the year ended December 31, 2003, amounts previously reported have been reclassified. The impact of this correction was a decrease in net investment loss of $0.01 per share and a corresponding decrease in net realized and unrealized gain (loss). The ratio of net investment loss to average net assets decreased from (0.29)% to (0.25)%. The reclassification had no impact on total net assets or total return of the class.

Financial Highlights – Investor Class

Year ended December 31,	2005 G
Selected Per-Share Data
Net asset value, beginning of period	$31.81

Income from Investment Operations
Net investment income (loss) E	.07	F
Net realized and unrealized gain (loss)	3.20

Total from investment operations	3.27

Net asset value, end of period	$35.08

Total Return B, C, D	10.28%

Ratios to Average Net AssetsH
Expenses before reductions	.86	%A
Expenses net of fee waivers, if any	.86	%A
Expenses net of all reductions	.80	%A
Net investment income (loss)	.45	%A
Supplemental Data
Net assets, end of period (000 omitted)	$50,760
Portfolio turnover rate	107%

A	Annualized
B	Total returns for periods of less than one year are not annualized.
C	Total returns do not reflect charges attributable to your insurance company’s separate account. Inclusion of these charges would reduce the total returns shown.
D	Total returns would have been lower had certain expenses not been reduced during the periods shown.
E	Calculated based on average shares outstanding during the period.
F	Investment income per share reflects a special dividend which amounted to $.04 per share. Excluding the special dividend, the ratio of net investment income to average net assets would have been 17%.
G	For the period July 21, 2005 (commencement of sale of shares) to December 31, 2005.
H	Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expense ratios before reductions for start-up periods may not be representative of longer-term operating periods. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.

See accompanying notes which are an integral part of the financial statements.

23	Annual Report

Notes to Financial Statements

For the period ended December 31, 2005

1. Significant Accounting Policies.

VIP Mid Cap Portfolio (the fund) is a fund of Variable Insurance Products Fund III (the trust) (referred to in this report as Fidelity Variable Insurance Products: Mid Cap Portfolio) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. Shares of the fund may only be purchased by insurance companies for the purpose of funding variable annuity or variable life insurance contracts. The fund offers the following classes of shares: Initial Class shares, Service Class shares, Service Class 2 shares and Investor Class shares. The fund commenced sale of Investor Class shares on July 21, 2005. All classes have equal rights and voting privileges, except for matters affecting a single class. Investment income, realized and unrealized capital gains and losses, the common expenses of the fund, and certain fund-level expense reductions, if any, are allocated on a pro rata basis to each class based on the relative net assets of each class to the total net assets of the fund. Each class differs with respect to transfer agent and distribution and service plan fees incurred. Certain expense reductions also differ by class.

The fund may invest in affiliated money market central funds (Money Market Central Funds) which are open-end investment companies available to investment companies and other accounts managed by Fidelity Management & Research Company (FMR) and its affiliates. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the fund:

Security Valuation. Investments are valued and net asset value (NAV) per share is calculated (NAV calculation) as of the close of business of the New York Stock Exchange (NYSE), normally 4:00 p.m. Eastern time. Wherever possible, the fund uses independent pricing services approved by the Board of Trustees to value its investments.

Equity securities, including restricted securities, for which market quotations are readily available, are valued at the last reported sale price or official closing price as reported by an independent pricing service on the primary market or exchange on which they are traded. In the event there were no sales during the day or closing prices are not available, securities are valued at the last quoted bid price. Investments in open-end mutual funds, are valued at their closing net asset value each business day. Short-term securities with remaining maturities of sixty days or less for which quotations are not readily available are valued at amortized cost, which approximates value.

When current market prices or quotations are not readily available or do not accurately reflect fair value, valuations may be determined in accordance with procedures adopted by the Board of Trustees. For example, when developments occur between the close of a market and the close of the NYSE that may materially affect the value of some or all of the securities, or when trading in a security is halted, those securities may be fair valued. Factors used in the determination of fair value may include monitoring news to identify significant market or security specific events such as changes in the value of U.S. securities markets, reviewing developments in foreign markets and evaluating the performance of ADRs, futures contracts and exchange-traded funds. Because the fund’s utilization of fair value pricing depends on market activity, the frequency with which fair value pricing is used can not be predicted and may be utilized to a significant extent. The value of securities used for NAV calculation under fair value pricing may differ from published prices for the same securities.

Foreign Currency. The fund uses foreign currency contracts to facilitate transactions in foreign-denominated securities. Losses from these transactions may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contracts’ terms.

Foreign-denominated assets, including investment securities, and liabilities are translated into U.S. dollars at the exchange rate at period end. Purchases and sales of investment securities, income and dividends received and expenses denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect on the transaction date.

The effects of exchange rate fluctuations on investments are included with the net realized and unrealized gain (loss) on investment securities. Other foreign currency transactions resulting in realized and unrealized gain (loss) are disclosed separately.

Investment Transactions and Income. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost and may include proceeds received from litigation. Dividend income is recorded on the ex-dividend date, except for certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the fund is informed of the ex-dividend date. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Distributions received on securities that represent a return of capital or capital gain are recorded as a reduction of cost of investments and/or as a realized gain. The fund estimates the components of distributions received that may be considered return of capital distributions or capital gain distributions. Large, non-recurring dividends recognized by the fund are presented separately on the Statement of Operations as “Special Dividends” and the impact of these dividends is presented in the Financial Highlights. Interest income is accrued as earned. Interest income includes coupon interest and amortization of premium and accretion of discount on debt securities. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.

VIP Mid Cap Portfolio	24

1. Significant Accounting Policies - continued

Expenses. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned among each fund in the trust.

Income Tax Information and Distributions to Shareholders. Each year, the fund intends to qualify as a regulated investment company by distributing all of its taxable income and realized gains under Subchapter M of the Internal Revenue Code. As a result, no provision for income taxes is required in the accompanying financial statements. Foreign taxes are provided for based on the fund’s understanding of the tax rules and rates that exist in the foreign markets in which it invests.

Distributions are recorded on the ex-dividend date. Income dividends and capital gain distributions are declared separately for each class. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles.

Capital accounts within the financial statements are adjusted for permanent book-tax differences. These adjustments have no impact on net assets or the results of operations. Temporary book-tax differences will reverse in a subsequent period.

Book-tax differences are primarily due to foreign currency transactions, passive foreign investment companies (PFIC), partnerships, and losses deferred due to wash sales.

The tax-basis components of distributable earnings and the federal tax cost as of period end were as follows:

Unrealized appreciation	$1,296,010,250
Unrealized depreciation	(80,825,730)

Net unrealized appreciation (depreciation)	1,215,184,520
Undistributed ordinary income	83,848,087
Undistributed long-term capital gain	678,557,878

Cost for federal income tax purposes	$4,786,693,873

The tax character of distributions paid was as follows:

	December 31, 2005	December 31, 2004
Long-term Capital Gains	69,737,263	—

2. Operating Policies.

Repurchase Agreements. FMR has received an Exemptive Order from the Securities and Exchange Commission (the SEC) which permits the fund and other affiliated entities of FMR to transfer uninvested cash balances into joint trading accounts which are then invested in repurchase agreements. The fund may also invest directly with institutions in repurchase agreements. Repurchase agreements are collateralized by government or non-government securities. Collateral is held in segregated accounts with custodian banks and maybe obtained in the event of a default of the counterparty. The fund monitors, on a daily basis, the value of the collateral to ensure it is at least equal to the principal amount of the repurchase agreement (including accrued interest). In the event of a default by the counterparty, realization of the collateral proceeds could be delayed, during which time the value of the collateral may decline.

Restricted Securities. The fund may invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult. Information regarding restricted securities is included at the end of the fund’s Schedule of Investments.

3. Purchases and Sales of Investments.

Purchases and sales of securities, other than short-term securities and U.S. government securities, aggregated $5,584,008,960 and $4,757,779,886, respectively.

25	Annual Report

Notes to Financial Statements - continued

4. Fees and Other Transactions with Affiliates.

Management Fee. FMR and its affiliates provide the fund with investment management related services for which the fund pays a monthly management fee. The management fee is the sum of an individual fund fee rate that is based on an annual rate of .30% of the fund’s average net assets and a group fee rate that averaged .27% during the period. The group fee rate is based upon the average net assets of all the mutual funds advised by FMR. The group fee rate decreases as assets under management increase and increases as assets under management decrease. For the period, the total annual management fee rate was .57% of the fund’s average net assets.

Distribution and Service Plan. In accordance with Rule 12b-l of the 1940 Act, the fund has adopted separate 12b-l Plans for each Service Class of shares. Each Service Class pays Fidelity Distributors Corporation (FDC), an affiliate of FMR, a service fee. For the period, the service fee is based on an annual rate of .10% of Service Class’ average net assets and .25% of Service Class 2’s average net assets.

For the period, each class paid FDC the following amounts, all of which were re-allowed to insurance companies for the distribution of shares and providing shareholder support services:

Service Class	$878,432
Service Class 2	6,875,665

$7,754,097

Transfer Agent Fees. Fidelity Investments Institutional Operations Company, Inc. (FIIOC), an affiliate of FMR, is the fund’s transfer, dividend disbursing, and shareholder servicing agent. FIIOC receives an asset-based fee with respect to each class. FIIOC pays a portion of the expenses related to the typesetting, printing and mailing of shareholder reports, except proxy statements. Each class with the exception of Investor Class pays a transfer agent fee, excluding out of pocket expenses, equal to an annual rate of .07% of their month end net assets. Investor Class pays an asset-based transfer agent fee of .18% of its month end net assets. The total transfer agent fees paid by each class to FIIOC, including out of pocket expenses, were as follows:

Initial Class	$742,170
Service Class	589,485
Service Class 2	1,868,585
Investor Class	17,251

$3,217,491

Accounting and Security Lending Fees. Fidelity Service Company, Inc. (FSC), an affiliate of FMR, maintains the fund’s accounting records. The accounting fee is based on the level of average net assets for the month. Under a separate contract, FSC administers the security lending program. The security lending fee is based on the number and duration of lending transactions.

Affiliated Central Funds. The fund may invest in Money Market Central Funds which seek preservation of capital and current income and are managed by Fidelity Investments Money Management, Inc. (FIMM), an affiliate of FMR.

The Money Market Central Funds do not pay a management fee.

Brokerage Commissions. The fund placed a portion of its portfolio transactions with brokerage firms which are affiliates of the investment adviser. The commissions paid to these affiliated firms were $283,889 for the period.

5. Committed Line of Credit.

The fund participates with other funds managed by FMR in a $4.2 billion credit facility (the “line of credit”) to be utilized for temporary or emergency purposes to fund shareholder redemptions or for other short-term liquidity purposes. The fund has agreed to pay commitment fees on its pro rata portion of the line of credit. During the period, there were no borrowings on this line of credit.

6. Security Lending.

The fund lends portfolio securities from time to time in order to earn additional income. On the settlement date of the loan, the fund receives collateral (in the form of U.S. Treasury obligations, letters of credit and/or cash) against the loaned securities and maintains collateral in an amount not less than 100% of the market value of the loaned securities during the period of the loan. The market value of the loaned securities is determined at the close of business of the fund and any additional required collateral is delivered to the fund on the next business day. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, a fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral. Any cash collateral received is invested in the Fidelity Securities Lending Cash Central Fund. The value of loaned securities and cash collateral at period end are disclosed on the fund’s Statement of Assets and Liabilities. Security lending income represents the income earned on investing cash collateral, less fees and expenses associated with the loan, plus any premium payments that may be received on the loan of certain types of securities.

VIP Mid Cap Portfolio	26

7. Expense Reductions.

Many of the brokers with whom FMR places trades on behalf of the fund provided services to the fund in addition to trade execution. These services included payments of certain expenses on behalf of the fund totaling $2,720,642 for the period. In addition, through arrangements with the fund’s custodian, credits realized as a result of uninvested cash balances were used to reduce the fund’s expenses. During the period, these credits reduced the fund’s custody expenses by $21,864.

8. Other.

The fund’s organizational documents provide former and current trustees and officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the fund. In the normal course of business, the fund may also enter into contracts that provide general indemnifications. The fund’s maximum exposure under these arrangements is unknown as this would be dependent on future claims that may be made against the fund. The risk of material loss from such claims is considered remote.

At the end of the period, FMR or its affiliates were the owners of record of 16% of the total outstanding shares of the fund and one of otherwise unaffiliated shareholders were the owners of record of 30% of the total outstanding shares of the fund.

9. Distributions to Shareholders.

Distributions to shareholders of each class were as follows:

Years ended December 31,	2005	2004
From net realized gain
Initial Class	$16,950,069	$—
Service Class	13,863,435	—
Service Class 2	38,923,759	—

Total	$69,737,263	$—

10. Share Transactions.

Transactions for each class of shares were as follows:

	Shares		Dollars
	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2004
Initial Class
Shares sold	8,278,806	7,712,308	$262,377,760	$203,215,754
Reinvestment of distributions	562,378	—	16,950,069	—
Shares redeemed	(4,945,419)	(3,341,075)	(156,829,367)	(83,674,683)

Net increase (decrease)	3,895,765	4,371,233	$1 22,498,462	$119,541,071

Service Class
Shares sold	2,901,802	4,751,291	$90,813,964	$122,478,823
Reinvestment of distributions	461,807	—	13,863,435	—
Shares redeemed	(2,267,171)	(1,581,671)	(70,846,869)	(40,224,756)

Net increase (decrease)	1,096,438	3,169,620	$33,830,530	$82,254,067

Service Class 2
Shares sold	32,986,707	29,867,543	$1,030,668,046	$766,867,153
Reinvestment of distributions	1,305,290	—	38,923,759	—
Shares redeemed	(5,764,389)	(5,307,215)	(179,268,926)	(132,698,097)

Net increase (decrease)	28,527,608	24,560,328	$890,322,879	$634,169,056

Investor Class A
Shares sold	1,448,928	—	$48,632,982	$—
Shares redeemed	(2,028)	—	(69,529)	—

Net increase (decrease)	1,446,900	—	$48,563,453	$—

A	Share transactions for Investor Class are for the period July 21, 2005 (commencement of sale of shares) to December 31, 2005

27	Annual Report

Report of Independent Registered Public Accounting Firm

To the Trustees of Variable Insurance Products Fund III and the Shareholders of VIP Mid Cap Portfolio:

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of VIP Mid Cap Portfolio (a fund of Variable Insurance Products Fund III) at December 31,2005 and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of the VIP Mid Cap Portfolio’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31,2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts

February 17, 2006

VIP Mid Cap Portfolio	28

Trustees and Officers

The Trustees, Member of the Advisory Board, and executive officers of the trust and fund, as applicable, are listed below. The Board of Trustees governs the fund and is responsible for protecting the interests of shareholders. The Trustees are experienced executives who meet periodically throughout the year to oversee the fund’s activities, review contractual arrangements with companies that provide services to the fund, and review the fund’s performance. Except for William O. McCoy and Albert R. Gamper, Jr., each of the Trustees oversees 326 funds advised by FMR or an affiliate. Mr. McCoy oversees 328 funds advised by FMR or an affiliate. Mr. Gamper oversees 235 funds advised by FMR or an affiliate.

The Trustees hold office without limit in time except that (a) any Trustee may resign; (b) any Trustee may be removed by written instrument, signed by at least two-thirds of the number of Trustees prior to such removal; (c) any Trustee who requests to be retired or who has become incapacitated by illness or injury may be retired by written instrument signed by a majority of the other Trustees; and (d) any Trustee may be removed at any special meeting of shareholders by a two-thirds vote of the outstanding voting securities of the trust. Each Trustee who is not an interested person (as defined in the 1940 Act) (Independent Trustee), shall retire not later than the last day of the calendar year in which his or her 72nd birthday occurs. The Independent Trustees may waive this mandatory retirement age policy with respect to individual Trustees. The executive officers and Advisory Board Member hold office without limit in time, except that any officer and Advisory Board Member may resign or may be removed by a vote of a majority of the Trustees at any regular meeting or any special meeting of the Trustees. Except as indicated, each individual has held the office shown or other offices in the same company for the past five years.

The fund’s Statement of Additional Information (SAI) includes more information about the Trustees. To request a free copy, call Fidelity at 1-877-208-0098.

Interested Trustees*:

Correspondence intended for each Trustee who is an interested person may be sent to Fidelity Investments, 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation

Edward C. Johnson 3d (75)

Year of Election or Appointment: 1994

Mr. Johnson is Chairman of the Board of Trustees. Mr. Johnson serves as Chief Executive Officer, Chairman, and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; Chairman and a Director of Fidelity Management & Research (Far East) Inc.; Chairman and a Director of Fidelity Investments Money Management, Inc.; and Chairman (2001-present) and a Director (2000-present) of FMR Co., Inc.

Stephen P. Jonas (52)

Year of Election or Appointment: 2005

Mr. Jonas is Senior Vice President of VIP Mid Cap (2005-present). He also serves as Senior Vice President of other Fidelity funds (2005-present). Mr. Jonas is Executive Director of FMR (2005-present). Previously, Mr. Jonas served as President of Fidelity Enterprise Operations and Risk Services (2004-2005), Chief Administrative Officer (2002-2004), and Chief Financial Officer of FMR Co. (1998-2000). Mr. Jonas has been with Fidelity Investments since 1987 and has held various financial and management positions including Chief Financial Officer of FMR. In addition, he serves on the Boards of Boston Ballet (2003-present) and Simmons College (2003-present).

Robert L. Reynolds (53)

Year of Election or Appointment: 2003

Mr. Reynolds is a Director (2003-present) and Chief Operating Officer (2002-present) of FMR Corp. He also serves on the Board at Fidelity Investments Canada, Ltd. (2000-present). Previously, Mr. Reynolds served as President of Fidelity Investments Institutional Retirement Group (1996-2000).

*	Trustees have been determined to be “Interested Trustees” by virtue of, among other things, their affiliation with the trust or various entities under common control with FMR.

29	Annual Report

Trustees and Officers - continued

Independent Trustees:

Correspondence intended for each Independent Trustee (that is, the Trustees other than the Interested Trustees) may be sent to Fidelity Investments, P.O. Box 55235, Boston, Massachusetts 02205-5235.

Name, Age; Principal Occupation

Dennis J. Dirks (57)

Year of Election or Appointment: 2005

Prior to his retirement in May 2003, Mr. Dirks was Chief Operating Officer and a member of the Board of The Depository Trust & Clearing Corporation (DTCC) (1999-2003). He also served as President, Chief Operating Officer, and Board member of The Depository Trust Company (DTC) (1999-2003) and President and Board member of the National Securities Clearing Corporation (NSCC) (1999-2003). In addition, Mr. Dirks served as Chief Executive Officer and Board member of the Government Securities Clearing Corporation (2001 -2003) and Chief Executive Officer and Board member of the Mortgage-Backed Securities Clearing Corporation (2001 -2003). Mr. Dirks also serves as a Trustee of Manhattan College (2005-present).

Albert R. Gamper, Jr. (63)

Year of Election or Appointment: 2006

Mr. Gamper also serves as a Trustee (2006-present) or Member of the Advisory Board (2005-present) of other investment companies advised by FMR. Prior to his retirement in December 2004, Mr. Gamper served as Chairman of the Board of CIT Group Inc. (commercial finance). During his tenure with CIT Group Inc. Mr. Gamper served in numerous senior management positions, including Chairman (1987-1989; 1999-2001; 2002-2004), Chief Executive Officer (1987-2004), and President (1989-2002). He currently serves as a member of the Board of Directors of Public Service Enterprise Group (utilities, 2001-present), Chairman of the Board of Governors, Rutgers University (2004-present), and Chairman of the Board of Saint Barnabas Health Care System.

Robert M. Gates (62)

Year of Election or Appointment: 1997

Dr. Gates is Chairman of the Independent Trustees (2006-present). Dr. Gates is President of Texas A&M University (2002-present). He was Director of the Central Intelligence Agency (CIA) from 1991 to 1993. From 1989 to 1991, Dr. Gates served as Assistant to the President of the United States and Deputy National Security Advisor. Dr. Gates is a Director of NACCO Industries, Inc. (mining and manufacturing), Parker Drilling Co., Inc. (drilling and rental tools for the energy industry, 2001 -present), and Brinker International (restaurant management, 2003-present). Previously, Dr. Gates served as a Director of LucasVarity PLC (automotive components and diesel engines), a Director of TRW Inc. (automotive, space, defense, and information technology), and Dean of the George Bush School of Government and Public Service at Texas A&M University (1999-2001). Dr. Gates also is a Trustee of the Forum for International Policy.

George H. Heilmeier (69)

Year of Election or Appointment: 2004

Dr. Heilmeier is Chairman Emeritus of Telcordia Technologies (communication software and systems), where prior to his retirement, he served as company Chairman and Chief Executive Officer. He currently serves on the Boards of Directors of The Mitre Corporation (systems engineering and information technology support for the government), and HRL Laboratories (private research and development, 2004-present). He is Chairman of the General Motors Science & Technology Advisory Board and a Life Fellow of the Institute of Electrical and Electronics Engineers (IEEE) (2000-present). Dr. Heilmeier is a member of the Defense Science Board and the National Security Agency Advisory Board. He is also a member of the National Academy of Engineering, the American Academy of Arts and Sciences, and the Board of Overseers of the School of Engineering and Applied Science of the University of Pennsylvania. Previously, Dr. Heilmeier served as a Director of TRW Inc. (automotive, space, defense, and information technology, 1992-2002), Compaq (1994-2002), Automatic Data Processing, Inc. (ADP) (technology-based business outsourcing, 1995-2002), INET Technologies Inc. (telecommunications network surveillance, 2001 -2004), and Teletech Holdings (customer management services). He is the recipient of the 2005 Kyoto Prize in Advanced Technology for his invention of the liquid display.

Marie L. Knowles (59)

Year of Election or Appointment: 2001

Prior to Ms. Knowles’ retirement in June 2000, she served as Executive Vice President and Chief Financial Officer of Atlantic Richfield Company (ARCO) (diversified energy, 1996-2000). From 1993 to 1996, she was a Senior Vice President of ARCO and President of ARCO Transportation Company. She served as a Director of ARCO from 1996 to 1998. She currently serves as a Director of Phelps Dodge Corporation (copper mining and manufacturing) and McKesson Corporation (healthcare service, 2002-present). Ms. Knowles is a Trustee of the Brookings Institution and the Catalina Island Conservancy and also serves as a member of the Advisory Board for the School of Engineering of the University of Southern California.

VIP Mid Cap Portfolio	30

Name, Age; Principal Occupation

Ned C. Lautenbach (61)

Year of Election or Appointment: 2000

Mr. Lautenbach has been a partner of Clayton, Dubilier & Rice, Inc. (private equity investment firm) since September 1998. Previously, Mr. Lautenbach was with the International Business Machines Corporation (IBM) from 1968 until his retirement in 1998. Mr. Lautenbach serves as a Director of Italtel Holding S.p.A. (telecommunications (Milan, Italy), 2004-present) and Eaton Corporation (diversified industrial) as well as the Philharmonic Center for the Arts in Naples, Florida. He also is a member of the Board of Trustees of Fairfield University (2005-present), as well as a member of the Council on Foreign Relations.

William O. McCoy (72)

Year of Election or Appointment: 1997

Prior to his retirement in December 1994, Mr. McCoy was Vice Chairman of the Board of BellSouth Corporation (telecommunications) and President of BellSouth Enterprises. He is currently a Director of Liberty Corporation (holding company), Duke Realty Corporation (real estate), and Progress Energy, Inc. (electric utility). He is also a partner of Franklin Street Partners (private investment management firm) and a member of the Research Triangle Foundation Board. In addition, Mr. McCoy served as the Interim Chancellor (1999-2000) and a member of the Board of Visitors for the University of North Carolina at Chapel Hill and currently serves on the Board of Directors of the University of North Carolina Health Care System and the Board of Visitors of the Kenan-Flagler Business School (University of North Carolina at Chapel Hill). He also served as Vice President of Finance for the University of North Carolina (16-school system).

Cornelia M. Small (61)

Year of Election or Appointment: 2005

Ms. Small is a member (2000-present) and Chairperson (2002-present) of the Investment Committee, and a member (2002-present) of the Board of Trustees of Smith College. Previously, she served as Chief Investment Officer (1999-2000), Director of Global Equity Investments (1996-1999), and a member of the Board of Directors of Scudder, Stevens & Clark (1990-1997) and Scudder Kemper Investments (1997-1998). In addition, Ms. Small served as Co-Chair (2000-2003) of the Annual Fund for the Fletcher School of Law and Diplomacy.

William S. Stavropoulos (66)

Year of Election or Appointment: 2002

Mr. Stavropoulos is Chairman of the Board (2000-present) and a Member of the Board of Directors of The Dow Chemical Company. Since joining The Dow Chemical Company in 1967, Mr. Stavropoulos served in numerous senior management positions, including President (1993-2000; 2002-2003), CEO (1995-2000; 2002-2004), and Chairman of the Executive Committee (2000-2004). Currently, he is a Director of NCR Corporation (data warehousing and technology solutions), BellSouth Corporation (telecommunications), Chemical Financial Corporation, Maersk Inc. (industrial conglomerate, 2002-present), and Metalmark Capital (private equity investment firm, 2005-present). He also serves as a member of the Board of Trustees of the American Enterprise Institute for Public Policy Research. In addition, Mr. Stavropoulos is a member of The Business Council, J.P. Morgan International Council and the University of Notre Dame Advisory Council for the College of Science.

Kenneth L. Wolfe (66)

Year of Election or Appointment: 2005

Prior to his retirement in 2001, Mr. Wolfe was Chairman and Chief Executive Officer of Hershey Foods Corporation (1993-2001). He currently serves as a member of the boards of Adelphia Communications Corporation (2003-present), Bausch & Lomb, Inc., and Revlon Inc. (2004-present).

Advisory Board Member and Executive Officers:

Correspondence intended for each executive officer and Mr. Lynch may be sent to Fidelity Investments, 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation

Peter S. Lynch (61)

Year of Election or Appointment: 2003

Member of the Advisory Board of Variable Insurance Products Fund III. Vice Chairman and a Director of FMR, and Vice Chairman (2001 -present) and a Director (2000-present) of FMR Co., Inc. Previously, Mr. Lynch served as a Trustee of the Fidelity funds (1990-2003). In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield, John F. Kennedy Library, and the Museum of Fine Arts of Boston.

31	Annual Report

Trustees and Officers – continued

Name, Age; Principal Occupation

Dwight D. Churchill (52)

Year of Election or Appointment: 2005

Vice President of VIP Mid Cap. Mr. Churchill also serves as Vice President of certain Equity Funds (2005-present) and certain High Income Funds (2005-present). Previously, he served as Head of Fidelity’s Fixed-Income Division (2000-2005), Vice President of Fidelity’s Money Market Funds (2000-2005), Vice President of Fidelity’s Bond Funds, and Senior Vice President of FIMM (2000) and FMR. Mr. Churchill joined Fidelity in 1993 as Vice President and Group Leader of Taxable Fixed-Income Investments.

Thomas J. Allen (45)

Year of Election or Appointment: 2003

Vice President of VIP Mid Cap. Mr. Allen also serves as Vice President of another fund advised by FMR. Prior to assuming his current responsibilities, Mr. Allen worked as a research analyst and portfolio manager. Mr. Allen also serves as Vice President of FMR (2002) and FMR Co., Inc. (2002).

Eric D. Roiter (57)

Year of Election or Appointment: 1998

Secretary of VIP Mid Cap. He also serves as Secretary of other Fidelity funds; Vice President, General Counsel, and Secretary of FMR Co., Inc. (2001 -present) and FMR; Assistant Secretary of Fidelity Management & Research (U.K.) Inc. (2001 -present), Fidelity Management & Research (Far East) Inc. (2001 -present), and Fidelity Investments Money Management, Inc. (2001 -present). Mr. Roiter is an Adjunct Member, Faculty of Law, at Boston College Law School (2003-present). Previously, Mr. Roiter served as Vice President and Secretary of Fidelity Distributors Corporation (FDC) (1998-2005).

Stuart Fross (46)

Year of Election or Appointment: 2003

Assistant Secretary of VIP Mid Cap. Mr. Fross also serves as Assistant Secretary of other Fidelity funds (2003-present), Vice President and Secretary of FDC (2005-present), and is an employee of FMR.

Christine Reynolds (47)

Year of Election or Appointment: 2004

President, Treasurer, and Anti-Money Laundering (AML) officer of VIP Mid Cap. Ms. Reynolds also serves as President, Treasurer, and AML officer of other Fidelity funds (2004) and is a Vice President (2003) and an employee (2002) of FMR. Before joining Fidelity Investments, Ms. Reynolds worked at PricewaterhouseCoopers LLP (PwC) (1980-2002), where she was most recently an audit partner with PwC’s investment management practice.

Paul M. Murphy (58)

Year of Election or Appointment: 2005

Chief Financial Officer of VIP Mid Cap. Mr. Murphy also serves as Chief Financial Officer of other Fidelity funds (2005-present). He also serves as Senior Vice President of Fidelity Pricing and Cash Management Services Group (FPCMS).

Kenneth A. Rathgeber (58)

Year of Election or Appointment: 2004

Chief Compliance Officer of VIP Mid Cap. Mr. Rathgeber also serves as Chief Compliance Officer of other Fidelity funds (2004) and Executive Vice President of Risk Oversight for Fidelity Investments (2002). Previously, he served as Executive Vice President and Chief Operating Officer for Fidelity Investments Institutional Services Company, Inc. (1998-2002).

John R. Hebble (47)

Year of Election or Appointment: 2003

Deputy Treasurer of VIP Mid Cap. Mr. Hebble also serves as Deputy Treasurer of other Fidelity funds (2003), and is an employee of FMR. Before joining Fidelity Investments, Mr. Hebble worked at Deutsche Asset Management where he served as Director of Fund Accounting (2002-2003) and Assistant Treasurer of the Scudder Funds (1998-2003).

Bryan A. Mehrmann (44)

Year of Election or Appointment: 2005

Deputy Treasurer of VIP Mid Cap. Mr. Mehrmann also serves as Deputy Treasurer of other Fidelity funds (2005-present) and is an employee of FMR. Previously, Mr. Mehrmann served as Vice President of Fidelity Investments Institutional Services Group (FIIS)/Fidelity Investments Institutional Operations Corporation, Inc. (FIIOC) Client Services (1998-2004).

VIP Mid Cap Portfolio	32

Name, Age; Principal Occupation

Kimberley H. Monastero (42)

Year of Election or Appointment: 2004

Deputy Treasurer of VIP Mid Cap. Ms. Monasterio also serves as Deputy Treasurer of other Fidelity funds (2004) and is an employee of FMR (2004). Before joining Fidelity Investments, Ms. Monasterio served as Treasurer (2000-2004) and Chief Financial Officer (2002-2004) of the Franklin Templeton Funds and Senior Vice President of Franklin Templeton Services, LLC (2000-2004).

Kenneth B. Robins (36)

Year of Election or Appointment: 2005

Deputy Treasurer of VIP Mid Cap. Mr. Robins also serves as Deputy Treasurer of other Fidelity funds (2005-present) and is an employee of FMR (2004-present). Before joining Fidelity Investments, Mr. Robins worked at KPMG LLP, where he was a partner in KPMG’s department of professional practice (2002-2004) and a Senior Manager (1999-2000). In addition, Mr. Robins served as Assistant Chief Accountant, United States Securities and Exchange Commission (2000-2002).

Robert G. Byrnes (39)

Year of Election or Appointment: 2005

Assistant Treasurer of VIP Mid Cap. Mr. Byrnes also serves as Assistant Treasurer of other Fidelity funds (2005-present) and is an employee of FMR (2005-present). Previously, Mr. Byrnes served as Vice President of FPCMS (2003-2005). Before joining Fidelity Investments, Mr. Byrnes worked at Deutsche Asset Management where he served as Vice President of the Investment Operations Group (2000-2003).

John H. Costello (59)

Year of Election or Appointment: 1998

Assistant Treasurer of VIP Mid Cap. Mr. Costello also serves as Assistant Treasurer of other Fidelity funds and is an employee of FMR.

Peter L Lydecker (51)

Year of Election or Appointment: 2004

Assistant Treasurer of VIP Mid Cap. Mr. Lydecker also serves as Assistant Treasurer of other Fidelity funds (2004) and is an employee of FMR.

Mark Osterheld (50)

Year of Election or Appointment: 2002

Assistant Treasurer of VIP Mid Cap. Mr. Osterheld also serves as Assistant Treasurer of other Fidelity funds (2002) and is an employee of FMR.

Gary W. Ryan (47)

Year of Election or Appointment: 2005

Assistant Treasurer of VIP Mid Cap. Mr. Ryan also serves as Assistant Treasurer of other Fidelity funds (2005-present) and is an employee of FMR (2005-present). Previously, Mr. Ryan served as Vice President of Fund Reporting in FPCMS (1999-2005).

Salvatore Schiavone (40)

Year of Election or Appointment: 2005

Assistant Treasurer of VIP Mid Cap. Mr. Schiavone also serves as Assistant Treasurer of other Fidelity funds (2005-present) and is an employee of FMR (2005-present). Before joining Fidelity Investments, Mr. Schiavone worked at Deutsche Asset Management, where he most recently served as Assistant Treasurer (2003-2005) of the Scudder Funds and Vice President and Head of Fund Reporting (1996-2003).

33	Annual Report

Distributions

The Board of Trustees of VIP Mid Cap Portfolio voted to pay to shareholders of record at the opening of business on record date, the following distributions per share derived from capital gains realized from sales of portfolio securities, and dividends derived from net investment income:

	Pay Date	Record Date	Dividends	Capital Gains
Initial Class	02/10/06	02/10/06	$.128	$4.334
Service Class	02/10/06	02/10/06	$.096	$4.334
Service Class 2	02/10/06	02/10/06	$.065	$4.334
Investor Class	02/10/06	02/10/06	$.139	$4.334

The fund hereby designates as a capital gain dividend with respect to the taxable year ended December 31, 2005, $679,551,138 or, if subsequently determined to be different, the net capital gain of such year.

The fund will notify shareholders in January 2006 of amounts for use in preparing 2005 income tax returns.

VIP Mid Cap Portfolio	34

Board Approval of Investment Advisory Contracts and Management Fees

VIP Mid Cap Portfolio

Each year, typically in July, the Board of Trustees, including the independent Trustees (together, the Board), votes on the renewal of the management contract and sub-advisory agreements (together, the Advisory Contracts) for the fund. The Board, assisted by the advice of fund counsel and independent Trustees’ counsel, requests and considers a broad range of information throughout the year.

The Board meets regularly each month except August and takes into account throughout the year matters bearing on Advisory Contracts. The Board, acting directly and through its separate committees, considers at each of its meetings factors that are relevant to the annual renewal of the fund’s Advisory Contracts, including the services and support provided to the fund and its shareholders by Fidelity. At the time of the renewal, the Board had 11 standing committees, each composed of independent Trustees with varying backgrounds, to which the Board has assigned specific subject matter responsibilities in order to enhance effective decision-making by the Board. Each committee has adopted a written charter outlining the structure and purposes of the committee. One such committee, the Equity Contract Committee, meets periodically during the first six months of each year and as necessary to consider matters specifically related to the annual renewal of Advisory Contracts. The committee requests and receives information on, and makes recommendations to the independent Trustees concerning, the approval and annual review of the Advisory Contracts.

At its July 2005 meeting, the Board of Trustees, including the independent Trustees, unanimously determined to renew the Advisory Contracts for the fund. In reaching its determination, the Board considered all factors it believed relevant, including (1) the nature, extent, and quality of the services to be provided to the fund and its shareholders by Fidelity (including the investment performance of the fund); (2) the competitiveness of the management fee and total expenses of the fund; (3) the total costs of the services to be provided by and the profits to be realized by the investment adviser and its affiliates from the relationship with the fund; (4) the extent to which economies of scale would be realized as the fund grows; and (5) whether fee levels reflect these economies of scale, if any, for the benefit of fund shareholders.

In determining whether to renew the Advisory Contracts for the fund, the Board ultimately reached a determination, with the assistance of fund counsel and independent Trustees’ counsel, that the renewal of the Advisory Contracts and the compensation to be received by Fidelity under the management contract is consistent with Fidelity’s fiduciary duty under applicable law. In addition to evaluating the specific factors noted above, the Board, in reaching its determination, is aware that shareholders in the fund have a broad range of investment choices available to them, including a wide choice among mutual funds offered by competitors to Fidelity, and that the fund’s shareholders, with the opportunity to review and weigh the disclosure provided by the fund in its prospectus and other public disclosures, have chosen to invest in this fund, managed by Fidelity.

Nature, Extent, and Quality of Services Provided by Fidelity. The Board considered staffing within the investment adviser, FMR, and the sub-advisers (together, the Investment Advisers), including the background of the fund’s portfolio manager and the fund’s investment objective and discipline. The independent Trustees also had discussions with senior management of Fidelity’s investment operations and investment groups. The Board considered the structure of the portfolio manager compensation program and whether this structure provides appropriate incentives.

Fidelity Resources Dedicated to Investment Management and Support Services. The Board reviewed the size, education, and experience of the Investment Advisers’ investment staff, their use of technology, and the Investment Advisers’ approach to recruiting, training, and retaining portfolio managers and other research, advisory, and management personnel. The Board considered Fidelity’s extensive global research capabilities that enable the Investment Advisers to aggregate data from various sources in an effort to produce positive investment results. The Board noted that Fidelity’s analysts have access to a variety of technological tools that enable them to perform both fundamental and quantitative analysis and to specialize in various disciplines. The Board also considered that Fidelity’s portfolio managers and analysts have access to daily portfolio attribution that allows for monitoring of a fund’s portfolio, as well as an electronic communication system that provides immediate real-time access to research concerning issuers and credit enhancers.

Shareholder and Administrative Services. The Board considered the nature, extent, quality, and cost of administrative, distribution, and shareholder services performed by the Investment Advisers and their affiliates under the Advisory Contracts and under separate agreements covering transfer agency, pricing and bookkeeping, and securities lending services for the fund. The Board also considered the nature and extent of the Investment Advisers’ supervision of third party service providers, principally custodians and subcustodians. The Board reviewed the allocation of fund brokerage, including allocations to brokers affiliated with the Investment Advisers, the use of brokerage commissions to pay fund expenses, and the use of “soft” commission dollars to pay for research services. The Board also considered that Fidelity voluntarily decided in 2004 to stop using “soft” commission dollars to pay for market data and, instead, to pay for that data out of its own resources. The Board also considered the resources devoted to, and the record of compliance with, the fund’s compliance policies and procedures.

The Board noted that the growth of fund assets across the complex allows Fidelity to reinvest in the development of services designed to enhance the value or convenience of the Fidelity funds as investment vehicles. These services include 24-hour access to account information and market information through phone representatives and over the Internet, and investor education materials and asset allocation tools.

Investment in a Large Fund Family. The Board considered the benefits to shareholders of investing in a Fidelity fund, including the benefits of investing in a fund that is part of a large family of funds offering a variety of investment disciplines and providing for a large variety of mutual fund investor services. The Board noted that, since the last Advisory Contract renewals in July 2004, Fidelity has taken a number of actions that benefited particular

35	Annual Report

Board Approval of Investment Advisory Contracts and Management Fees – continued

funds, including (i) voluntarily deciding in 2004 to stop using “soft” commission dollars to pay for market data and, instead, to pay for that data out of its own resources, (ii) contractually agreeing to impose management fee reductions and expense limitations on its five Spartan stock index funds and its stock index fund available through variable insurance products, (iii) contractually agreeing to eliminate the management fees on the Fidelity Freedom Funds and the Fidelity Advisor Freedom Funds, (iv) contractually agreeing to reduce the management fees on most of its investment-grade taxable bond funds, and (v) contractually agreeing to impose expense limitations on its retail and Spartan investment-grade taxable bond funds.

Investment Performance and Compliance. The Board considered whether the fund has operated within its investment objective, as well as its record of compliance with its investment restrictions. It also reviewed the fund’s absolute investment performance for each class, as well as the fund’s relative investment performance for each class measured against (i) a broad-based securities market index, and (ii) a peer group of mutual funds deemed appropriate by the Board over multiple periods. The following charts considered by the Board show, over the one-, three-, and five-year periods ended December 31, 2004, the returns of Service Class and Initial Class of the fund, the returns of a broad-based securities market index (“benchmark”), and a range of returns of a peer group of mutual funds identified by Lipper Inc. as having an investment objective similar to that of the fund. The returns of Service Class and Initial Class represent the performance of classes with high and low 12b-l fees, respectively (not necessarily with the highest and lowest total expenses). (Unlike Service Class, Service Class 2, which has a higher 12b-l fee than Service Class, did not have five years of performance as of December 31, 2004.) The box within each chart shows the 25th percentile return (bottom of box) and the 75th percentile return (top of box) of the Lipper peer group. Returns shown above the box are in the first quartile and returns shown below the box are in the fourth quartile. The percentage beaten numbers noted below each chart correspond to the percentile box and represent the percentage of funds in the Lipper peer group whose performance was equal to or lower than that of the class indicated.

The Board reviewed the fund’s relative investment performance against its Lipper peer group and stated that the performance of Initial Class of the fund was in the first quartile for the one-, three-, and five-year periods. The Board also stated that the relative investment performance of Initial Class of the fund has compared favorably to its benchmark over time. The Board considered that the variations in performance among the fund’s classes reflect the variations in class expenses, which result in lower performance for higher expense classes.

The Board has had thorough discussions with FMR throughout the year about the Board’s and FMR’s concerns about equity research, equity fund performance, and compliance with internal policies governing gifts and entertainment. FMR has taken steps that it believes will refocus and strengthen equity research and equity portfolio management and compliance. The Board noted with favor FMR’s recent reorganization of its senior management team and FMR’s plans to dedicate additional resources to investment research, and participated in the process that led to those changes.

Based on its review, and giving particular weight to the nature and quality of the resources dedicated by the Investment Advisers to maintain and improve relative performance, the Board concluded that the nature, extent, and quality of the services provided by Fidelity will benefit the fund’s shareholders, particularly in light of the Board’s view that the fund’s shareholders benefit from investing in a fund that is part of a large family of funds offering a variety of investment disciplines and services.

Competitiveness of Management Fee and Total Fund Expenses. The Board considered the fund’s management fee and total expenses compared to “mapped groups” of competitive funds and classes. Fidelity creates “mapped groups” by combining similar Lipper investment objective categories that have comparable management fee characteristics. Combining Lipper investment objective categories aids the Board’s management fee and total expense comparisons by broadening the competitive group used for comparison and by reducing the number of universes to which various Fidelity funds are compared.

VIP Mid Cap Portfolio	36

The Board considered two proprietary management fee comparisons for the 12-month periods shown in the chart below. The group of Lipper funds used by the Board for management fee comparisons is referred to below as the “Total Mapped Group” and, for the reasons explained above, is broader than the Lipper peer group used by the Board for performance comparisons. The Total Mapped Group comparison focuses on a fund’s standing relative to the total universe of comparable funds available to investors, in terms of gross management fees before expense reimbursements or caps. “TMG %” represents the percentage of funds in the Total Mapped Group that had management fees that were lower than the fund’s. For example, a TMG % of 11% means that 89% of the funds in the Total Mapped Group had higher management fees than the fund. The “Asset-Size Peer Group” (ASPG) comparison focuses on a fund’s standing relative to non-Fidelity funds similar in size to the fund within the Total Mapped Group. The ASPG represents at least 15% of the funds in the Total Mapped Group with comparable asset size and management fee characteristics, subject to a minimum of 50 funds (or all funds in the Total Mapped Group if fewer than 50). Additional information, such as the ASPG quartile (“quadrant”) in which the fund’s management fee ranked, is also included in the chart and considered by the Board.

The Board noted that the fund’s management fee ranked below the median of its Total Mapped Group and below the median of its ASPG for 2004.

Based on its review, the Board concluded that the fund’s management fee was fair and reasonable in light of the services that the fund receives and the other factors considered.

In its review of each class’s total expenses, the Board considered the fund’s management fee as well as other fund or class expenses, as applicable, such as transfer agent fees, pricing and bookkeeping fees, fund-paid 12b-l fees, and custodial, legal, and audit fees. The Board also noted the effects of any waivers and reimbursements on fees and expenses. As part of its review, the Board also considered current and historical total expenses of each class of the fund compared to competitive fund median expenses. Each class of the fund is compared to those funds and classes in the Total Mapped Group (used by the Board for management fee comparisons) that have a similar sales load structure.

The Board noted that each class’s total expenses ranked below its competitive median for 2004.

In its review of total expenses, the Board also considered Fidelity fee structures and other information on clients that FMR and its affiliates service in other competitive markets, such as other mutual funds advised or subadvised by FMR or its affiliates, pension plan clients, and other institutional clients.

Based on its review, the Board concluded that the total expenses for each class of the fund were reasonable in light of the services that the fund and its shareholders receive and the other factors considered.

Costs of the Services and Profitability. The Board considered the revenues earned and the expenses incurred by Fidelity in conducting the business of developing, marketing, distributing, managing, administering and servicing the fund and its shareholders. The Board also considered the level of Fidelity’s profits in respect of all the Fidelity funds.

On an annual basis, FMR presents to the Board Fidelity’s profitability for the fund. Fidelity calculates the profitability for each fund, as well as aggregate profitability for groups of Fidelity funds and all Fidelity funds, using a series of detailed revenue and cost allocation methodologies which originate with the audited books and records of Fidelity. The Audit Committee of the Board reviews any significant changes from the prior year’s methodologies.

PricewaterhouseCoopers LLP (PwC), independent registered accounting firm and auditor to Fidelity and certain Fidelity funds, has been engaged annually by the Board as part of the Board’s assessment of the results of Fidelity’s profitability analysis. PwC’s engagement includes the review and

37	Annual Report

Board Approval of Investment Advisory Contracts and Management Fees – continued

assessment of Fidelity’s methodologies used in determining the revenues and expenses attributable to Fidelity’s mutual fund business, and completion of agreed-upon procedures surrounding the mathematical accuracy of fund profitability and its conformity to allocation methodologies. After considering PwC’s reports issued under the engagement and information provided by Fidelity, the Board believes that while other allocation methods may also be reasonable. Fidelity’s profitability methodologies are reasonable in all material respects.

The Board has also reviewed Fidelity’s non-fund businesses and any fall-out benefits related to the mutual fund business as well as cases where Fidelity’s affiliates may benefit from or be related to the fund’s business. In addition, a special committee of the Board reviewed services provided to Fidelity by its affiliates and determined that the fees that Fidelity paid for such services were reasonable.

The Board considered the costs of the services provided by and the profits realized by Fidelity in connection with the operation of the fund and determined that the amount of profit is a fair entrepreneurial profit for the management of the fund.

Economies of Scale. The Board considered whether there have been economies of scale in respect of the management of the Fidelity funds, whether the Fidelity funds (including the fund) have appropriately benefited from any such economies of scale, and whether there is potential for realization of any further economies of scale. The Board considered the extent to which the fund will benefit from economies of scale through increased services to the fund, through waivers or reimbursements, or through fee or expense reductions.

The Board recognized that the fund’s management contract incorporates a “group fee” structure, which provides for lower fee rates as total fund assets under FMR’s management increase, and for higher fee rates as total fund assets under FMR’s management decrease. The Board considered that the group fee is designed to deliver the benefits of economies of scale to fund shareholders when total fund assets increase, even if assets of any particular fund are unchanged or have declined, because some portion of Fidelity’s costs are attributable to services provided to all Fidelity funds, and all funds benefit if those costs can be allocated among more assets. The Board concluded that, given the group fee structure, fund shareholders will achieve a certain level of economies of scale as assets under FMR’s management increase at the fund complex level, regardless of whether Fidelity achieves any such economies of scale.

The Board further concluded that any potential economies of scale are being shared between fund shareholders and Fidelity in an appropriate manner.

Additional Information Requested by the Board. In order to develop fully the factual basis for consideration of the Advisory Contracts, the Board requested additional information regarding (i) equity fund transfer agency fees; (ii) Fidelity’s fund profitability methodology and the impact of various changes in the methodology over time; (iii) benefits to shareholders from economies of scale; (iv) composition and characteristics of various fund and industry data used in comparisons; and (v) compensation of portfolio managers and research analysts.

Based on its evaluation of all of the conclusions noted above, and after considering all material factors, the Board ultimately concluded that the existing advisory fee structures are fair and reasonable, and that the fund’s existing Advisory Contracts should be renewed.

VIP Mid Cap Portfolio	38

Investment Adviser

Fidelity Management & Research Company

Boston, MA

Investment Sub-Advisers

FMR Co., Inc.

Fidelity Management & Research (U.K.) Inc.

Fidelity Management & Research (Far East) Inc.

Fidelity Investments Japan Limited

Fidelity International Investment Advisors

Fidelity International Investment Advisors (U.K.) Limited

General Distributor

Fidelity Distributors Corporation

Boston, MA

Transfer and Service Agents

Fidelity Investments Institutional Operations Company, Inc.

Boston, MA

Fidelity Service Company, Inc.

Boston, MA

Custodian

Brown Brothers Harriman & Co.

Boston, MA

RUSSELL INVESTMENT FUNDS

INVESTMENT FUNDS

2005 Annual Report

MULTI-STYLE EQUITY FUND

AGGRESSIVE EQUITY FUND

NON-U.S. FUND

REAL ESTATE SECURITIES FUND

CORE BOND FUND

DECEMBER 31, 2005

Russell Investment Funds

Russell Investment Funds is a series investment company with five different investment portfolios referred to as Funds. These financial statements report on all five of the Funds.

Frank Russell Investment Management Company

Responsible for overall management and administration of the Funds.

Russell Investment Funds

Annual Report

December 31, 2005

Copyright © Frank Russell Company 2005. All rights reserved.

The Russell logo is a trademark and service mark of Frank Russell Company. Frank Russell Company and Standard & Poor’s Corporation are the owners of the trademarks, service marks, and copyrights related to their respective indexes. Indexes are unmanaged and cannot be invested in directly.

Frank Russell Company (Russell) holds the largest market share of the global manager of managers market which includes “collective investment funds or institutional separate accounts with assets managed as segregated accounts by multiplying underlying managers.” The Cerulli ReportTM, Quantitative Update: Global Multimanager Product, 2003-2004.

Fund objectives, risks, charges and expenses should be carefully considered before investing. A prospectus containing this and other important information must precede or accompany this material. Please read the prospectus carefully before investing.

Performance quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Current to the most recent month-end performance data may be obtained by visiting www.russell.com/us/fundperformance.

Russell Fund Distributors, Inc., is the distributor of Russell Investment Funds.

To Our Clients

Thank you for selecting Russell to help provide for your financial security. As you read Russell Investment Funds’s 2005 Annual Report, we ask that you take this opportunity to review the value Russell’s investment approach provides.

Today, as well as tomorrow, our approach will remain consistent. We continue to maintain our long-term focus, strategic diversification, active management, and goal-oriented planning.

In 2006, and beyond, our commitment to you will remain the same. Our mutual funds offer the Russell approach to investors of all types. Our purpose of improving financial security for people should be one of the reasons that you and your family view the future with confidence.

Thank you for your continued support and for choosing Russell, GLOBAL LEADERS IN MULTI-MANAGER INVESTING.

Regards,

/s/ Greg Stark
Greg Stark Chief Executive Officer, Chairman and President.

To Our Clients 3

Russell Investment Funds

Market Summary as of December 31, 2005 (Unaudited)

U.S. Equity Markets

Though the 2004 presidential election provided a boost to the markets at the start of 2005, stocks made little headway in the first half of the year as concerns of high oil prices and rising interest rates offset generally strong economic and corporate earnings data. But despite even higher energy costs, rising inflationary pressures, further interest rate hikes by the Federal Reserve, the economic disruptions of the Gulf Coast hurricanes and a sharp fall-off in consumer confidence, stocks were surprisingly resilient in the second half of the year. For the year ending December 31, 2005, the Russell 3000® Index gained 6.12%.

Sector leadership in the first nine months of the year was dominated by energy and utilities. As in the previous year, energy stocks were boosted by strong global demand for energy. In the third quarter, the Gulf Coast hurricanes provided further fuel for the energy rally as damage to the natural gas and petroleum refining and distribution infrastructure caused further spikes in energy prices. Sector leadership shifted in the fourth quarter. Energy stocks lost favor as oil and gas prices declined while the materials and financials sectors gained favor. The financials sector rose on speculation that the Federal Reserve Bank was nearing the end of its monetary tightening cycle. Technology stocks also outperformed. As the rally in equities broadened beyond the energy and utilities sectors, the market environment for active management improved in the latter part of the year.

Despite the sharp sell-off in energy stocks in the fourth quarter, the integrated oil and other energy sectors strongly led the US equity market in 2005. While lagging far behind energy stocks, consumer staples stocks also outperformed in 2005 due to their defensive, stable growth qualities. Biotechnology and healthcare services stocks also fared well. In contrast, consumer discretionary stocks lost favor with investors. Though the continued strength of the housing market supported consumer spending, real estate prices eased towards the end of the year as higher energy and mortgage financing costs weakened consumer confidence. The automobile and transportation sectors fell due to the continued market share erosion of US auto manufacturers and the impact of rising energy prices on airlines.

The Russell 1000® Index return of 6.27% outpaced the Russell 2000® Index return of 4.55%. This reversed six previous years of small capitalization leadership. However, mid capitalization stocks delivered the best returns with the Russell Midcap® Index up 12.65%.

Style played a modest role in equity returns. Value stocks outperformed growth stocks, though the margin of outperformance was smaller than in recent years. The Russell 1000® Value Index returned 7.05% for the year, compared with 5.26% for the Russell 1000® Growth Index. Investors’ continued preference for energy related and utility stocks over technology and consumer stocks, strongly favored value stocks in the first nine months of the year. But growth stocks performed better in the final quarter of 2005 due to rebounds by technology, biotechnology and health care service-related stocks, as well as declines in energy and utilities. For the year, active growth managers outpaced active value managers despite the fact that value style indexes outperformed growth style indexes.

4 Market Summary

Russell Investment Funds

The year ending December 31, 2005 was relatively difficult for large capitalization active managers given the outstanding performance of the energy sectors, which many active managers were underweight. The Lipper Large-Cap Core Funds Average trailed the Russell 1000® Index by 1.58% while the Lipper Large Cap Value Funds Average underperformed the Russell 1000® Value Index by 1.35%. Active management fared better in the growth segment where the Lipper Large Cap Growth Funds Average beat the Russell 1000® Growth Index by 0.93%. The environment for active small capitalization investing was also more favorable: the Lipper Small-Cap Core Funds Average beat the Russell 2000® Index by 1.94%.

Note: Lipper returns are net of fees while the index returns are gross of fees.

U.S. Real Estate Markets

Though well below the gains achieved in the previous two years, the public real estate investment trust (REIT) market continued to deliver strong performance in 2005. The NAREIT Equity REIT Index returned 12.15% for the year ending December 31, 2005. Though interest rates rose during the fiscal year, they remained low relative to historical levels. The REIT market was further supported by improving property market supply and demand fundamentals and an active mergers and acquisitions environment.

Elevated volatility continued to dominate the REIT market. Because yield-oriented investors are a major constituent in the REIT market, the market was highly sensitive to changes in long-term interest rates and shifts in sentiment about the direction of rates. During the year, the spread of average REIT dividend yields to 10-year Treasury yields was compressed, making REITs vulnerable to pricing adjustments based on changes in the outlook for interest rates.

Improvements in real estate fundamentals resulted in higher average occupancy rates and rents which contributed to solid growth in REIT earnings and positive performance for most sectors. The strongest performing sectors were self storage and regional malls. The self storage sector was attractive due to relative valuations and earnings growth. Regional mall companies benefited from limitations on new supply of competitive properties coupled with strong sales growth. Other sectors that outperformed the benchmark included industrial, office and apartments. The weakest performing sectors included manufactured homes, health care and free standing retail.

Investors favored larger capitalization REITs in 2005. The NAREIT Real Estate 50, a benchmark of larger and more frequently traded REITs, returned 13.67%. These companies benefited from their better liquidity, healthier balance sheets and stronger earnings growth prospects.

Non-U.S. Equity Markets

Non-US stocks gained 14.02% as measured by the MSCI EAFE Index for the year ending December 31, 2005. The performance of non-US stocks was even more impressive given the negative impact of the strong US dollar. The MSCI EAFE Index rose nearly 30% in local currencies over the 12-month period.

Non-US stocks benefited from steady global growth and improved corporate earnings; however, regional returns showed considerable variation. While the US economy continued to set the tempo for global markets, China’s economic growth had perhaps the biggest influence on driving demand for energy, materials and industrial products. By market, Japan had the strongest returns, with the MSCI Japan Index up 25.63% in 2005. Japan’s improving economy, increased corporate and consumer spending and demand from China boosted stocks. In addition, investors believed that Prime Minister Junichiro Koizumi’s landslide victory in the September election increased the likelihood of structural reform necessary to sustain and accelerate economic growth. Materials and energy stocks had the biggest gains; however, strength in the largest sector, financials, had the greatest positive impact on the Japanese market in 2005.

Market Summary 5

Russell Investment Funds

Europe lagged the Pacific Basin over the year. MSCI Europe gained 9.93% compared with 23.01% for MSCI Pacific Basin. Smaller markets, such as Norway and Austria, fared best within Europe, helped by very strong gains from their energy stocks. Despite good results from energy, materials and financials stocks, the Euro zone’s (European Union countries that have adopted the Euro as common currency) larger markets of France and Germany delivered below average returns, held back by poorly performing technology and telecommunications stocks. Elsewhere, the U.K. was the worst-performing major market, up 7.38% (MSCI U.K.). The U.K. underperformed due to weakness among its financials and telecommunication stocks. While the Euro zone showed small signs of economic improvement over the fiscal year, the U.K. economy lost momentum, causing the Bank of England to cut interest rates in August. In contrast, the European Central Bank raised interest rates in December for the first time in five years to counter rising inflationary pressures.

Non-index markets commonly held by international managers offered significant opportunities for gains during the year. Canadian stocks rose 28.86% (MSCI Canada). Developing markets provided additional opportunity as the MSCI Emerging Markets Index rose an impressive 34.54%. These markets benefited from heavy weightings in energy and materials stocks.

Market participants focused on the related themes of China’s strong economic growth and rising energy and commodity prices. Across the non-US markets, industrial cyclicals were the top performers. The materials sector led by metals and mining stocks, was the strongest sector, up 28.44% (MSCI EAFE Materials). The industrials sector followed with a gain of 25.29% (MSCI EAFE Industrials.) The energy sector was also strong, though a fourth quarter correction brought its 2005 performance (MSCI EAFE Energy) to 18.79%, below that of materials and industrials. In contrast, telecommunications was the worst performing sector, losing 11.97% (MSCI EAFE Telecommunications Services) due to increasing pressure from competitors.

With the value segment of the MSCI EAFE index more weighted towards industrial cyclicals, energy, and financials, the environment was slightly more favorable for value-oriented investors; however, the margin of outperformance was relatively small. The MSCI EAFE Value Index rose 14.39%, compared with 13.64% for the MSCI EAFE Growth Index. Investors continued to favor smaller capitalization stocks over their larger capitalization peers with the MSCI EAFE Small Cap Index up 26.65% in the period.

Despite their traditional bias towards smaller capitalization stocks, and significant exposure to emerging markets and Canadian stocks, actively-managed international funds found the past fiscal year a challenging period. The average fund, as measured by the Lipper International Funds Average, managed to finish the year only 0.64% ahead of the MSCI EAFE Index.

U.S. Fixed Income Markets

In 2005, interest rates, particularly in shorter-term maturities, took their cue from Federal Reserve policy. The Federal Reserve raised its target for the federal funds rate (the interest rate at which depository institutions lend money at the Federal Reserve to other depository institutions overnight) from 2.25% at the start of 2005 to 4.25% by year-end. The Fed’s eight interest rate hikes in 2005 represented its ongoing attempt to move back to a more neutral monetary policy to counter the rising inflationary pressures from sharply higher energy prices. Although shorter maturity interest rates moved up in response to Fed tightening, intermediate rates rose to a lesser extent. Ten-year Treasury rates started 2005 at 4.22% and moved up to end the year at 4.39%. The 30-year Treasury rates actually declined over the year, due in part to pension funds increasing their purchases of long term bonds to better match their future liabilities. The yield curve ended 2005 with a slight inversion between two-year Treasury and ten-year Treasury rates. An inverted yield curve has historically preceded economic slowdowns, though rarely in the face of such strong corporate earnings.

6 Market Summary

Russell Investment Funds

With interest rates rising, returns on investment grade bonds were modest in 2005. The Lehman Brothers US Aggregate Bond Index, a broad measure of US investment grade fixed income securities, returned 2.43% for the year. The Treasury sector was the best-performer in the broad index, up 2.79% (Lehman Brothers Treasury Index). Investment grade corporate bonds posted some of the worst returns of the year, up only 1.96% (Lehman Brothers US Credit Index), due to the negative impact of the credit downgrades of Ford and General Motors until they were removed from the index. Mortgage securities, up 2.61% (Lehman Brothers Fixed Rate Mortgage-Backed Securities Index), underperformed equivalent duration Treasuries due to limited demand from government agencies that are traditionally the largest buyers in the market. Their buying activity is actively being scrutinized, with Congress putting forward legislation to decrease their purchases going forward. Concerns about the potential of a cooling in the US housing market also weighed on the sector. As 2005 drew to a close, the yield spreads between corporates and mortgages relative to Treasuries remained narrow, reflecting financial markets in which investors continued to search for yield, even though they were little rewarded for the additional risk. The narrow spread also reflected a large market demand for yield, as coupons across the globe remained low.

Among the riskier market sectors, emerging market debt continued to post strong returns and as in the prior two years, outperformed other bond sectors. The Lehman Brothers Emerging Markets (US Dollar) Index returned 12.27% in 2005. Emerging market debt performed well due to commodity price increases and better fiscal and monetary governance among a number of developing countries. In contrast to recent years, however, high yield bonds failed to match the returns of emerging market debt. The Lehman Brothers US Corporate High Yield Index returned 2.74%, due to concerns about the possibility of increasing defaults.

Market Summary 7

Russell Investment Funds

Multi-Style Equity Fund

Portfolio Management Discussion — December 31, 2005 (Unaudited)

Multi-Style Equity Fund

Periods Ended 12/31/05	Total Return
1 Year	7.27%
5 Years	0.00	%§
Inception*	6.08	%§

Russell 1000® Index**

Periods Ended 12/31/05	Total Return
1 Year	6.27%
5 Years	1.07	%§
Inception*	8.00	%§

8 Multi-Style Equity Fund

Russell Investment Funds

Multi-Style Equity Fund

Portfolio Management Discussion, continued — December 31, 2005 (Unaudited)

What is the Fund’s investment objective?

The Fund seeks to provide long term capital growth.

How did the Fund perform relative to its benchmark for the fiscal year ended December 31, 2005?

For the fiscal year ended December 31, 2005, the Multi-Style Equity Fund gained 7.27%. This compared to the Russell 1000® Index, which gained 6.27% during the same period. The Fund’s performance includes operating expenses, whereas Index returns are unmanaged and do not include expenses of any kind.

For the year ended December 31, 2005, the Lipper® Large-Cap Core Funds Average returned 4.69%. This result serves as a peer comparison and is expressed net of operating expenses.

How did the market conditions described in the Market Summary report affect the Fund’s performance?

During the past 12 months, the Fund benefited from the rising stock market due to its fully invested stance, favorable stock selection and its allocation to the energy sector. Since energy stocks have dominated market returns, exposure to this group was an important contributor to the Fund’s performance. In addition, the market favored companies with above-average forecasted growth and lower dividend yields and the Fund was positioned to benefit from these trends.

The Fund also overcame a challenging active management environment to post favorable peer-relative returns. A key contributor to the Fund’s outperformance relative to peers included full participation in the energy stock rally, as many of the Fund’s peers were underweight this sector. Strong stock selection in many other sectors contributed to the Fund’s favorable performance versus its peers.

What were the primary contributors and detractors to the Fund’s performance during the last 12 months?

There were a number of contributing factors to the Fund’s outperformance relative to its benchmark and peers. First, the Fund was fully invested in equities in a positive stock market. Second, stock selection was favorable across most economic sectors, particularly in energy, consumer discretionary, financials, technology and transportation. Third, several overweighted positions had significant returns including Google, Genentech, ConocoPhillips, Marathon Oil, Halliburton, and Norfolk Southern. Fourth, the Fund benefited from holding stocks that export to developing countries (e.g., Proctor & Gamble, Caterpillar, and PepsiCo). Fifth, the Fund was modestly overweight in the energy sector. Finally, most of the Fund’s money managers outperformed their respective benchmarks, with particularly strong results from Institutional Capital Corporation and Turner Investment Partners, Inc.

Detractors to performance in the fiscal year were the Fund’s overweight in consumer discretionary stocks and below-average stock selection in materials and utilities.

How did the investment strategies and techniques employed by the Fund and its money managers affect its performance?

The market environment for the 12 months was favorable for strategies emphasized by the Fund. The Fund’s growth money managers that focused on companies with above-average growth rates posted strong returns, as the market favored dynamic industries such as biotechnology over slower growing industries such as pharmaceuticals. Outperforming money managers within this group included Turner Investment Partners, Inc. and Montag & Caldwell, Inc. Turner’s stock selection was positive across most sectors but was particularly strong in the health care, consumer staples and financial services sectors. Montag & Caldwell benefited from significant exposure to energy as well as to companies exporting to developing countries.

The Fund’s value money managers, on average, fully participated in the energy stock rally and emphasized companies with stable earnings in a decelerating profit growth environment. In this group of money managers, Institutional Capital Corporation had strong energy and consumer staples stock selection.

The Fund’s market-oriented money manager, Suffolk Capital Management, LLC, benefited from owning companies with positive earnings surprises and rising earnings estimates.

Overall, the Fund’s performance was helped by the market’s preference for companies with above-average forecasted growth. After five years of underperformance in the US market, growth companies are selling at historically low valuation premiums. The Fund’s money managers responded by emphasizing growth companies to a greater degree and this strategy was rewarded in the period.

Describe any changes to the Fund’s structure or the money manager line-up.

In August 2005, Alliance Capital Management L.P. was terminated. At the same time, Suffolk Capital Management was added to the Fund as a market oriented manager and, for Fund structure reasons, Jacobs Levy Equity Management, Inc.’s assignment was shifted from market-oriented to value.

In October 2005, a “select holdings” strategy was implemented. Pursuant to this strategy, Frank Russell Investment Management Company analyzes the stocks purchased for the Fund by each of the Fund’s money managers to identify particular stocks that are concurrently overweighted by the money managers. Based on rankings from a proprietary model, FRIMCo purchases additional shares of certain stocks for the Fund. The Fund continues to pursue a strategy of increasing stock specific risk and these changes were consistent with this strategy.

Multi-Style Equity Fund 9

Russell Investment Funds

Multi-Style Equity Fund

Portfolio Management Discussion, continued — December 31, 2005 (Unaudited)

Money Managers as of December 31, 2005	Styles
Ark Asset Management Co., Inc.	Growth
DePrince, Race & Zollo, Inc.	Value
Institutional Capital Corporation	Value
Jacobs Levy Equity Management, Inc.	Value
Montag & Caldwell, Inc.	Growth
Suffolk Capital Management, LLC	Market-Oriented
Turner Investment Partners, Inc.	Growth

*	The Fund commenced operations on January 2, 1997.
**	Russell 1000® Index includes the 1,000 largest companies in the Russell 3000® Index. The Russell 1000® Index represents the universe of stocks from which most active money managers typically select. The Russell 1000® Index return reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.
§	Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

10 Multi-Style Equity Fund

Russell Investment Funds

Multi-Style Equity Fund

Shareholder Expense Example — December 31, 2005 (Unaudited)

Fund Expenses

The following disclosure provides important information regarding each Fund’s Expense Example, which appears on each Fund’s individual page in this Annual Report. Please refer to this information when reviewing the Expense Example for a Fund.

Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees; and other Fund expenses. The Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period indicated, which for this Fund is from July 1, 2005 to December 31, 2005.

Actual Expenses

The information in the table under the heading “Actual Performance” provides information about actual account values and actual expenses. You may use the information in this column, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first column in the row entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The information in the table under the heading “Hypothetical Performance (5% return before expenses)” provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the information under the heading “Hypothetical Performance (5% return before expenses)” is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual Performance	Hypothetical Performance (5% return before expenses)
Beginning Account Value July 1, 2005	$1,000.00	$1,000.00
Ending Account Value December 31, 2005	$1,068.80	$1,020.82
Expenses Paid During Period*	$4.54	$4.43

*	Expenses are equal to the Fund’s annualized expense ratio of 0.87% (representing the six month period annualized), multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period). Reflects amounts waived and/or reimbursed by the investment adviser. Without the waiver and/or reimbursement, expenses would have been higher.

Multi-Style Equity Fund 11

Russell Investment Funds

Multi-Style Equity Fund

Schedule of Investments — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 94.3%
Auto and Transportation - 2.4%
American Axle & Manufacturing Holdings, Inc.	5,600	103
AMR Corp. (Æ)(Ñ)	22,000	489
Burlington Northern Santa Fe Corp.	7,350	520
CSX Corp.	29,700	1,508
Dana Corp. (Ñ)	11,500	83
FedEx Corp.	4,100	424
Lear Corp. (Ñ)	2,400	68
Norfolk Southern Corp.	51,600	2,313
Polaris Industries, Inc.	4,700	236
Southwest Airlines Co.	22,500	370
TRW Automotive Holdings Corp. (Æ)	2,400	63
United Parcel Service, Inc. Class B	28,000	2,104

		8,281

Consumer Discretionary - 14.4%
Activision, Inc. (Æ)	23,300	320
AnnTaylor Stores Corp. (Æ)(Ñ)	14,800	511
Arbitron, Inc. (Ñ)	1,000	38
Bed Bath & Beyond, Inc. (Æ)	42,300	1,529
Best Buy Co., Inc.	6,400	278
Carnival Corp.	19,300	1,032
Chico’s FAS, Inc. (Æ)	12,380	544
Circuit City Stores, Inc.	3,300	75
Claire’s Stores, Inc.	4,000	117
Clear Channel Communications, Inc. (Æ)	8,500	267
Coach, Inc. (Æ)	18,110	604
Costco Wholesale Corp.	9,800	485
eBay, Inc. (Æ)	64,050	2,770
Electronic Arts, Inc. (Æ)	27,310	1,429
Estee Lauder Cos., Inc. (The) Class A (Ñ)	21,800	730
Family Dollar Stores, Inc.	29,500	731
Fisher Scientific International, Inc. (Æ)	10,900	674
Gap, Inc. (The)	19,400	342
Google, Inc. Class A (Æ)	10,630	4,410
Harrah’s Entertainment, Inc.	8,900	634
Hasbro, Inc.	37,800	763
Hewitt Associates, Inc. Class A (Æ)(Ñ)	29,600	829
InterActiveCorp (Æ)(Ñ)	22,000	623
Jack in the Box, Inc. (Æ)(Ñ)	1,300	45
Kimberly-Clark Corp.	13,100	781
Kohl’s Corp. (Æ)	57,900	2,814
Liberty Global, Inc. Class A (Æ)	10,500	236
Limited Brands, Inc.	34,700	776
Lowe’s Cos., Inc.	8,700	580
McDonald’s Corp.	154,350	5,205
Newell Rubbermaid, Inc.	19,200	457
Nike, Inc. Class B	13,900	1,206
Nordstrom, Inc.	8,400	314
Office Depot, Inc. (Æ)	11,400	358
OfficeMax, Inc. (Ñ)	14,200	360
Omnicom Group, Inc.	12,100	1,030
PHH Corp. (Æ)(Ñ)	4,800	135
Royal Caribbean Cruises, Ltd. (Ñ)	14,900	671
RR Donnelley & Sons Co.	15,171	519
Sabre Holdings Corp. Class A	17,000	410
Scientific Games Corp. Class A (Æ)(Ñ)	17,790	485
Sears Holdings Corp. (Æ)	10,600	1,225
ServiceMaster Co. (The)	33,300	398
Sirius Satellite Radio, Inc. (Æ)(Ñ)	46,700	313
Starbucks Corp. (Æ)	16,360	491
Starwood Hotels & Resorts Worldwide, Inc. (ö)	24,460	1,562
Tiffany & Co.	10,120	387
Time Warner, Inc.	114,800	2,002
VF Corp.	7,400	410
Viacom, Inc. Class B	17,382	567
Wal-Mart Stores, Inc.	72,250	3,381
Walt Disney Co.	38,200	916
Waste Management, Inc.	22,300	677
XM Satellite Radio Holdings, Inc. Class A (Æ)(Ñ)	6,700	183
Yahoo!, Inc. (Æ)	44,060	1,726

		50,355

Consumer Staples - 7.0%
Altria Group, Inc.	33,800	2,526
Cadbury Schweppes PLC - ADR	21,700	831
Coca-Cola Enterprises, Inc.	3,300	63
Colgate-Palmolive Co.	60,400	3,313
CVS Corp.	18,100	478
Hershey Co. (The)	4,500	249
HJ Heinz Co.	22,900	772
Kellogg Co.	7,500	324
Kroger Co. (The) (Æ)	14,800	279
Molson Coors Brewing Co. Class B (Ñ)	13,200	884
PepsiCo, Inc.	85,830	5,071
Procter & Gamble Co.	123,590	7,153
Rite Aid Corp. (Æ)(Ñ)	25,300	88
UST, Inc.	16,900	690
Walgreen Co.	9,100	403
Whole Foods Market, Inc. (Ñ)	11,180	865
WM Wrigley Jr Co.	5,470	364

		24,353

12 Multi-Style Equity Fund

Russell Investment Funds

Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Financial Services - 16.0%
AG Edwards, Inc.	14,700	689
Allstate Corp. (The)	10,300	557
American Express Co.	80,000	4,117
American International Group, Inc.	54,760	3,736
AmSouth Bancorporation	15,100	396
Annaly Mortgage Management, Inc. (ö)	13,500	148
AON Corp.	44,250	1,591
Archstone-Smith Trust (ö)	9,200	385
Automatic Data Processing, Inc.	9,900	454
Bank of America Corp.	98,791	4,559
Bank of New York Co., Inc. (The)	96,750	3,081
BB&T Corp.	6,300	264
BOK Financial Corp. (Ñ)	400	18
Camden Property Trust (ö)	2,700	156
Capital One Financial Corp.	9,300	804
CB Richard Ellis Group, Inc. Class A (Æ)	7,130	420
CBL & Associates Properties, Inc. (ö)(Ñ)	800	32
Charles Schwab Corp. (The)	35,730	524
Chicago Mercantile Exchange Holdings, Inc.	1,290	474
Chubb Corp.	9,400	918
Cigna Corp.	3,600	402
Citigroup, Inc.	131,850	6,399
City National Corp.	900	65
CNA Financial Corp. (Æ)(Ñ)	1,700	56
Commerce Bancorp, Inc. (Ñ)	13,300	458
Cullen/Frost Bankers, Inc.	6,400	344
Dow Jones & Co., Inc. (Ñ)	17,200	610
Equity Residential (ö)	1,200	47
Federal Realty Investors Trust (ö)	500	30
Fidelity National Financial, Inc.	7,400	272
Fifth Third Bancorp	5,700	215
First American Corp. (Ñ)	3,200	145
First Data Corp.	10,300	443
Fulton Financial Corp. (Ñ)	1,800	32
General Growth Properties, Inc. (ö)	6,200	291
Global Payments, Inc. (Ñ)	9,660	450
Goldman Sachs Group, Inc.	7,200	920
Hanover Insurance Group, Inc. (The)	1,700	71
Hartford Financial Services Group, Inc.	17,200	1,477
HCC Insurance Holdings, Inc.	1,900	56
Healthcare Realty Trust, Inc. (ö)	1,900	63
Home Properties, Inc. (ö)	3,500	143
HRPT Properties Trust (ö)(Ñ)	9,400	97
Huntington Bancshares, Inc.	29,500	701
Investors Financial Services Corp. (Ñ)	6,100	225
Jones Lang LaSalle, Inc. (Ñ)	1,800	91
JPMorgan Chase & Co.	138,550	5,499
KeyCorp	4,300	142
Kimco Realty Corp. (ö)	7,400	237
LandAmerica Financial Group, Inc. (Ñ)	3,000	187
Lincoln National Corp.	19,600	1,039
Marshall & Ilsley Corp.	7,600	327
Merrill Lynch & Co., Inc.	10,350	701
Metlife, Inc.	9,100	446
MoneyGram International, Inc.	1,100	29
Morgan Stanley	2,300	131
Nasdaq Stock Market, Inc. (The) (Æ)	13,990	492
New Plan Excel Realty Trust (ö)(Ñ)	2,100	49
North Fork BanCorporation, Inc.	17,200	471
Paychex, Inc.	32,400	1,235
PNC Financial Services Group, Inc.	6,800	420
Protective Life Corp.	1,400	61
Public Storage, Inc. (ö)	2,400	163
Raymond James Financial, Inc. (Ñ)	2,000	75
Reinsurance Group of America, Inc.	600	29
Ryder System, Inc.	3,000	123
Simon Property Group, Inc. (ö)	1,800	138
SL Green Realty Corp. (ö)	500	38
South Financial Group, Inc. (The)	15,200	419
St. Paul Travelers Cos., Inc. (The)	55,611	2,484
Stancorp Financial Group, Inc.	1,400	70
SunTrust Banks, Inc.	17,700	1,288
UnionBanCal Corp.	1,000	69
US Bancorp	22,500	673
Wachovia Corp.	15,700	830
Washington Mutual, Inc.	14,100	613
Webster Financial Corp.	600	28
Whitney Holding Corp. (Ñ)	2,300	63

		55,995

Health Care - 14.7%
Abbott Laboratories	93,300	3,679
Aetna, Inc.	3,400	321
Allergan, Inc.	3,850	416
Alpharma, Inc. Class A	800	23
Amgen, Inc. (Æ)	57,430	4,529
Cardinal Health, Inc.	22,100	1,519
Caremark Rx, Inc. (Æ)	54,030	2,798
Cerner Corp. (Æ)(Ñ)	3,540	322
Charles River Laboratories International, Inc. (Æ)(Ñ)	14,100	597
DaVita, Inc. (Æ)	7,700	390
Eli Lilly & Co.	95,600	5,410
Express Scripts, Inc. (Æ)	5,640	473
Genentech, Inc. (Æ)	34,980	3,236
Genzyme Corp. (Æ)	8,880	629

Multi-Style Equity Fund 13

Russell Investment Funds

Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Gilead Sciences, Inc. (Æ)	20,720	1,090
Health Net, Inc. (Æ)	4,200	217
Hospira, Inc. (Æ)	1,500	64
Human Genome Sciences, Inc. (Æ)(Ñ)	76,500	655
Johnson & Johnson	40,800	2,452
Kinetic Concepts, Inc. (Æ)	7,400	294
Medco Health Solutions, Inc. (Æ)	8,600	480
Medimmune, Inc. (Æ)	8,400	294
Medtronic, Inc.	49,100	2,827
Merck & Co., Inc.	22,600	719
Novartis AG - ADR	27,600	1,448
Omnicare, Inc.	18,000	1,030
Panacos Pharmaceuticals, Inc. (Æ)(Ñ)	29,400	204
Pfizer, Inc.	141,400	3,297
Protein Design Labs, Inc. (Æ)(Ñ)	17,600	500
Quest Diagnostics, Inc.	16,300	839
Sanofi-Aventis - ADR	30,388	1,334
Schering-Plough Corp.	10,800	225
St. Jude Medical, Inc. (Æ)	21,140	1,061
Stryker Corp.	28,300	1,257
UnitedHealth Group, Inc.	25,130	1,562
Valeant Pharmaceuticals International (Ñ)	13,700	248
Varian Medical Systems, Inc. (Æ)	4,300	216
WellPoint, Inc. (Æ)	33,200	2,649
Wyeth	44,800	2,064

		51,368

Integrated Oils - 5.1%
Amerada Hess Corp.	14,500	1,839
Chevron Corp.	47,100	2,674
ConocoPhillips	20,000	1,163
Exxon Mobil Corp.	102,550	5,760
Marathon Oil Corp.	71,052	4,332
Occidental Petroleum Corp.	18,100	1,446
Suncor Energy, Inc. (Æ)	11,700	739

		17,953

Materials and Processing - 4.2%
Air Products & Chemicals, Inc.	15,300	906
Alcoa, Inc.	17,500	517
Archer-Daniels-Midland Co.	15,690	387
Ashland, Inc.	1,400	81
Avery Dennison Corp.	8,900	492
Bemis Co.	25,100	700
Bowater, Inc.	21,300	654
Bunge, Ltd. (Ñ)	27,500	1,557
Cabot Corp.	9,100	326
Cameco Corp. (Ñ)	3,600	228
Celanese Corp.	3,500	67
Cemex SA de CV - ADR	7,130	423
Cia Vale do Rio Doce Class A	8,450	348
Dow Chemical Co. (The)	17,100	749
Eastman Chemical Co.	5,900	304
EI Du Pont de Nemours & Co.	18,600	790
Engelhard Corp.	18,300	552
Harsco Corp.	1,500	101
International Flavors & Fragrances, Inc.	11,600	389
International Paper Co.	27,300	918
Lafarge North America, Inc. (Ñ)	1,200	66
Lennox International, Inc. (Ñ)	1,600	45
Martin Marietta Materials, Inc.	4,000	307
MeadWestvaco Corp.	24,400	684
Monsanto Co.	6,800	527
Nucor Corp.	6,570	438
Owens-Illinois, Inc. (Æ)	1,000	21
Packaging Corp. of America (Ñ)	26,300	604
Rohm & Haas Co.	12,000	581
Smurfit-Stone Container Corp. (Æ)	400	6
Valspar Corp.	21,300	525
Weyerhaeuser Co.	4,400	292

		14,585

Miscellaneous - 4.9%
3M Co.	25,000	1,937
General Electric Co.	268,320	9,405
Hillenbrand Industries, Inc.	8,800	435
Honeywell International, Inc.	101,300	3,773
Textron, Inc.	19,900	1,532

		17,082

Other Energy - 3.7%
Anadarko Petroleum Corp.	2,500	237
Apache Corp.	14,700	1,007
Baker Hughes, Inc.	24,000	1,459
Chesapeake Energy Corp. (Ñ)	4,400	140
Dynegy, Inc. Class A (Æ)(Ñ)	7,400	36
EOG Resources, Inc.	6,700	491
Foundation Coal Holdings, Inc. (Ñ)	4,100	156
Halliburton Co.	69,800	4,325
Holly Corp.	1,100	65
National-Oilwell Varco, Inc. (Æ)	6,110	383
Newfield Exploration Co. (Æ)	13,100	656
Peabody Energy Corp.	6,750	556
Schlumberger, Ltd.	23,700	2,302
Sunoco, Inc.	4,400	345
Valero Energy Corp.	9,400	485
Williams Cos., Inc.	18,790	435

		13,078

14 Multi-Style Equity Fund

Russell Investment Funds

Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Producer Durables - 4.4%
Agilent Technologies, Inc. (Æ)	1,911	64
American Power Conversion Corp.	35,000	770
Applied Materials, Inc.	107,730	1,933
Boeing Co.	19,530	1,372
Caterpillar, Inc.	19,950	1,152
Crown Castle International Corp. (Æ)	15,100	406
Diebold, Inc.	11,100	422
Dover Corp.	18,200	737
DR Horton, Inc.	10,800	386
Emerson Electric Co.	7,900	590
Herman Miller, Inc. (Ñ)	5,000	141
Hubbell, Inc. Class B	13,300	600
Illinois Tool Works, Inc.	9,700	853
Joy Global, Inc. (Ñ)	15,255	610
KB Home	3,400	247
KLA-Tencor Corp.	7,030	347
Lennar Corp. Class A	4,500	275
Nokia OYJ - ADR	44,600	816
Northrop Grumman Corp.	11,200	673
Pulte Homes, Inc.	8,200	323
Rockwell Collins, Inc.	12,200	567
Teradyne, Inc. (Æ)(Ñ)	8,100	118
Thermo Electron Corp. (Æ)	30,200	910
United Technologies Corp.	16,600	928
WCI Communities, Inc. (Æ)	2,100	56
WW Grainger, Inc.	1,400	100

		15,396

Technology - 13.0%
3Com Corp. (Æ)(Ñ)	20,800	75
Advanced Micro Devices, Inc. (Æ)	16,870	516
Akamai Technologies, Inc. (Æ)(Ñ)	23,000	458
Apple Computer, Inc. (Æ)	20,710	1,489
ATI Technologies, Inc. (Æ)	21,100	359
Atmel Corp. (Æ)(Ñ)	15,000	46
BEA Systems, Inc. (Æ)(Ñ)	15,800	149
BMC Software, Inc. (Æ)	3,800	78
Broadcom Corp. Class A (Æ)	20,080	947
Brocade Communications Systems, Inc. (Æ)(Ñ)	12,200	50
Cadence Design Systems, Inc. (Æ)	3,300	56
Cisco Systems, Inc. (Æ)	79,200	1,356
Conexant Systems, Inc. (Æ)	4,100	9
Corning, Inc. (Æ)	33,840	665
Dell, Inc. (Æ)	22,200	666
EMC Corp. (Æ)	44,780	610
Foundry Networks, Inc. (Æ)	23,700	327
Freescale Semiconductor, Inc. Class B (Æ)	11,000	277
Hewlett-Packard Co.	195,430	5,595
Ingram Micro, Inc. Class A (Æ)	7,300	145
Intel Corp.	76,000	1,897
International Business Machines Corp.	26,090	2,145
JDS Uniphase Corp. (Æ)(Ñ)	182,530	431
Juniper Networks, Inc. (Æ)	102,500	2,286
L-3 Communications Holdings, Inc.	11,100	825
LSI Logic Corp. (Æ)	5,800	46
Marvell Technology Group, Ltd. (Æ)	12,860	721
Maxim Integrated Products, Inc.	46,500	1,685
Micron Technology, Inc. (Æ)(Ñ)	29,400	391
Microsoft Corp.	314,770	8,231
Motorola, Inc.	141,490	3,196
National Semiconductor Corp.	34,000	883
Network Appliance, Inc. (Æ)	12,590	340
Oracle Corp. (Æ)	44,000	537
PerkinElmer, Inc.	20,500	483
Qualcomm, Inc.	93,110	4,011
SanDisk Corp. (Æ)	12,600	792
Sanmina-SCI Corp. (Æ)	7,900	34
Seagate Technology, Inc. (Æ)	2,300	—
Silicon Image, Inc. (Æ)(Ñ)	30,200	273
Sony Corp. - ADR	8,310	339
Sun Microsystems, Inc. (Æ)	42,800	179
Synopsys, Inc. (Æ)	10,100	203
Texas Instruments, Inc.	29,900	959
Unisys Corp. (Æ)	1,700	10
Vishay Intertechnology, Inc. (Æ)	16,900	233
Xilinx, Inc.	16,500	416

		45,419

Utilities - 4.5%
Allete, Inc.	900	40
Alltel Corp.	6,100	385
America Movil SA de CV Series L	12,240	358
Aquila, Inc. (Æ)(Ñ)	13,000	47
AT&T, Inc.	66,200	1,621
BellSouth Corp.	76,950	2,085
Centerpoint Energy, Inc. (Ñ)	3,300	42
Citizens Communications Co.	51,900	635
Comcast Corp. Class A (Æ)	17,700	459
Dominion Resources, Inc.	14,850	1,146
Duke Energy Corp.	4,600	126
Edison International	4,500	196
Entergy Corp.	24,600	1,689
FirstEnergy Corp.	2,100	103
NII Holdings, Inc. (Æ)	9,000	393
Northeast Utilities	33,700	664
NSTAR	14,200	408
Progress Energy, Inc.	1,300	—
Sempra Energy	8,500	381

Multi-Style Equity Fund 15

Russell Investment Funds

Multi-Style Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Sprint Nextel Corp.	118,900	2,778
UGI Corp.	5,000	103
Valor Communications Group, Inc. (Ñ)	27,000	308
Verizon Communications, Inc.	54,100	1,630
Wisconsin Energy Corp.	1,800	70

		15,667

Total Common Stocks (cost $293,222)		329,532

Short-Term Investments - 5.7%
Frank Russell Investment Company Money Market Fund	19,021,000	19,021
United States Treasury Bills (ž)(§) 4.028% due 03/16/06	1,000	992

Total Short-Term Investments (cost $20,013)		20,013

Other Securities - 4.1%
State Street Securities Lending Quality Trust (x)	14,421,062	14,421

Total Other Securities (cost $14,421)		14,421

Total Investments - 104.1% (identified cost $327,656)		363,966

Other Assets and Liabilities, Net - (4.1%)		(14,307)

Net Assets - 100.0%		349,659

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions
Russell 1000 Indexexpiration date 03/06 (7)	2,391	(19)
S&P Midcap 400 E-Mini Index (CME) expiration date 03/06 (15)	1,115	(5)
S&P Midcap 400 Index (CME) expiration date 03/06 (20)	7,432	(35)
S&P 500 Index (CME) expiration date 03/06 (16)	5,019	(74)
S&P 500 E-Mini Index (CME) expiration date 03/06 (60)	3,764	(44)

Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		(177)

See accompanying notes which are an integral part of the financial statements.

16 Multi-Style Equity Fund

Russell Investment Funds

Multi-Style Equity Fund

Presentation of Portfolio Holdings — December 31, 2005 (Unaudited)

Categories	% of Net Assets
Auto and Transportation	2.4
Consumer Discretionary	14.4
Consumer Staples	7.0
Financial Services	16.0
Health Care	14.7
Integrated Oils	5.1
Materials and Processing	4.2
Miscellaneous	4.9
Other Energy	3.7
Producer Durables	4.4
Technology	13.0
Utilities	4.5
Short-Term Investments	5.7
Other Securities	4.1

Total Investments	104.1
Other Assets and Liabilities, Net	(4.1)

100.0

Futures Contracts	(0.1)

See accompanying notes which are an integral part of the financial statements.

Multi-Style Equity Fund 17

Russell Investment Funds

Aggressive Equity Fund

Portfolio Management Discussion — December 31, 2005 (Unaudited)

Aggressive Equity Fund

Periods Ended 12/31/05	Total Return
1 Year	6.36%
5 Years	7.02	%§
Inception*	8.12	%§

Russell 2500TM Index**

Periods Ended 12/31/05	Total Return
1 Year	8.11%
5 Years	9.14	%§
Inception*	10.88	%§

18 Aggressive Equity Fund

Russell Investment Funds

Aggressive Equity Fund

Portfolio Management Discussion continued — December 31, 2005 (Unaudited)

What is the Fund’s investment objective?

The Fund seeks to provide long term capital growth.

How did the Fund perform relative to its benchmark for the fiscal year ended December 31, 2005?

For the fiscal year ended December 31, 2005, the Aggressive Equity Fund gained 6.36%. This compared to the Russell 2500TM Index, which gained 8.11% during the same period. The Fund’s performance includes operating expenses, whereas Index returns are unmanaged and do not include expenses of any kind.

For the year ended December 31, 2005, the Lipper® Mid-Cap Core Funds Average returned 9.99%. This result serves as a peer comparison and is expressed net of operating expenses.

How did the market conditions described in the Market Summary report affect the Fund’s performance?

While the Fund made strong gains relative to its benchmark in the second half of the year, the first six months presented a particularly challenging market environment for a number of the Fund’s money managers. Specifically, the outperformance of value stocks continued into the first half of 2005, extending a multi-year trend. The valuations of higher yielding stocks, such as real estate investment trusts (REIT’s) and utilities, reached historic highs. These trends presented a very challenging environment for the Fund’s value money managers since they believed these stocks to be overvalued. At the same time, factors such as high prospective growth, positive earnings estimate revisions, earnings surprises and higher earnings variability continued to be out of favor in the market. These factors were emphasized by most of the Fund’s money managers, particularly by the growth money managers.

What were the primary contributors and detractors to the Fund’s performance during the last 12 months?

Security selection was the primary cause of the Fund’s relative underperformance for the year. Poor security selection in the healthcare, materials and processing, and producer durables sectors was the primary contributor to the Fund’s underperformance. Poor security selection resulted mainly from the Fund’s emphasis of the factors listed above in the first half of 2005.

How did the investment strategies and techniques employed by the Fund and its money managers affect its performance?

Five of the Fund’s eight money managers outperformed the benchmark. The outperformers were three of the four growth managers: CapitalWorks Investment Partners, LLC, Geewax, Terker & Company and TimesSquare Capital Management, Inc. TimesSquare primarily due to its emphasis on companies with consistent and predictable earnings growth. Geewax added value through its focus on higher financial quality and lower risk growth securities. CapitalWorks outperformed through good stock selection. This was a favorable result given that the market environment was particularly difficult for CapitalWorks’ aggressive growth style. Among the value money managers, both Jacobs Levy Equity Management, Inc. and Nicholas-Applegate Capital Management LLC outperformed by small margins, mostly due to improved security selection in the second half of the year.

The Fund’s underperforming money managers were Goldman Sachs Asset Management, L.P. (market oriented), David J. Greene and Company, LLC (value) and Gould Investment Partners LLC (growth). Gould underperformed due to its very aggressive approach to growth investing, a style which performed poorly in the first half of the year. While Gould’s results were disappointing when taking into account market conditions, its performance was consistent with its aggressive style. David J. Greene underperformed due to its overweight in technology, a lagging sector in the year. Goldman Sachs’ chief detractors were a handful of stocks that performed poorly. As with Gould, the returns of David J. Greene and Goldman Sachs were also consistent with their particular investment approaches and styles given market conditions.

Describe any changes to the Fund’s structure or the money manager line-up.

There were no money manager changes or changes to the Fund’s structure during the year.

Money Managers as of December 31, 2005	Styles
CapitalWorks Investment Partners, LLC	Growth
David J. Greene and Company, LLC	Value
Geewax, Terker & Company	Growth
Goldman Sachs Asset Management, L.P.	Market-Oriented
Gould Investment Partners LLC	Growth
Jacobs Levy Equity Management, Inc.	Value
Nicholas-Applegate Capital Management LLC	Value
TimesSquare Capital Management, LLC	Growth

*	The Fund commenced operations on January 2, 1997.
**	Russell 2500TM Index is composed of the smallest 500 stocks in the Russell 1000® Index and all the stocks in the Russell 2000® Index. The Russell 2500TM Index return reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.
§	Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Russell Investment Funds 19

Russell Investment Funds

Aggressive Equity Fund

Shareholder Expense Example--December 31, 2005 (Unaudited)

Fund Expenses

The following disclosure provides important information regarding each Fund’s Expense Example, which appears on each Fund’s individual page in this Annual Report. Please refer to this information when reviewing the Expense Example for a Fund.

Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees; and other Fund expenses. The Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period indicated, which for this Fund is from July 1, 2005 to December 31, 2005.

Actual Expenses

The information in the table under the heading “Actual Performance” provides information about actual account values and actual expenses. You may use the information in this column, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first column in the row entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The information in the table under the heading “Hypothetical Performance (5% return before expenses)” provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the information under the heading “Hypothetical Performance (5% return before expenses)” is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual Performance	Hypothetical Performance (5% return before expenses)
Beginning Account Value July 1, 2005	$1,000.00	$1,000.00
Ending Account Value December 31, 2005	$1,071.10	$1,019.91
Expenses Paid During Period*	$5.48	$5.35

*	Expenses are equal to the Fund’s annualized expense ratio of 1.05% (representing the six month period annualized), multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period). Reflects amounts waived and/or reimbursed by the investment adviser. Without the waiver and/or reimbursement, expenses would have been higher.

20 Aggressive Equity Fund

Russell Investment Funds

Aggressive Equity Fund

Schedule of Investments — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 96.1%
Auto and Transportation - 3.8%
AAR Corp. (Æ)	12,300	295
Alaska Air Group, Inc. (Æ)	6,200	221
American Axle & Manufacturing Holdings, Inc.	14,300	262
ArvinMeritor, Inc.	18,000	259
Autoliv, Inc.	13,300	604
BorgWarner, Inc.	500	30
Celadon Group, Inc. (Æ)(Ñ)	8,100	233
CNF, Inc.	700	39
Cooper Tire & Rubber Co. (Ñ)	15,000	230
Dana Corp. (Ñ)	1,200	9
Frontier Airlines, Inc. (Æ)(Ñ)	4,000	37
Frozen Food Express Industries, Inc. (Æ)(Ñ)	5,900	65
Genco Shipping & Trading, Ltd. (Ñ)	12,100	211
Genesee & Wyoming, Inc. Class A (Æ)	8,500	319
Gol Linhas Aereas Inteligentes SA - ADR (Ñ)	10,700	302
Greenbrier Cos., Inc. (Ñ)	1,400	40
Grupo TMM SA - ADR Series A (Æ)(Ñ)	16,200	62
Hayes Lemmerz International, Inc. (Æ)	5,100	18
Hub Group, Inc. Class A (Æ)	1,900	67
IMPCO Technologies, Inc. (Æ)(Ñ)	2,400	12
Kansas City Southern (Æ)(Ñ)	7,000	171
Kirby Corp. (Æ)	7,200	376
Laidlaw International, Inc.	27,950	649
Landstar System, Inc.	8,600	359
Lear Corp. (Ñ)	5,800	165
Maritrans, Inc.	1,200	31
Marten Transport, Ltd. (Æ)	1,619	30
Navistar International Corp. (Æ)	8,200	235
Oshkosh Truck Corp.	4,000	178
Overseas Shipholding Group, Inc.	1,600	81
Pacer International, Inc.	7,700	201
RailAmerica, Inc. (Æ)	4,700	52
SCS Transportation, Inc. (Æ)	2,400	51
Skywest, Inc.	5,700	153
Thor Industries, Inc. (Ñ)	2,700	108
Tidewater, Inc.	1,300	58
TRW Automotive Holdings Corp. (Æ)	6,800	179
Universal Truckload Services, Inc. (Æ)(Ñ)	9,200	212
US Xpress Enterprises, Inc. Class A (Æ)	3,400	59
UTI Worldwide, Inc.	3,900	362
Visteon Corp. (Ñ)	20,600	129
Wabtec Corp.	20,000	538

		7,692

Consumer Discretionary - 18.9%
Aaron Rents, Inc.	1,600	34
ABM Industries, Inc. (Ñ)	3,900	76
Activision, Inc. (Æ)	22,233	306
Adesa, Inc.	11,800	288
Administaff, Inc.	13,300	559
Advance Auto Parts, Inc. (Æ)	10,250	445
Advisory Board Co. (The) (Æ)	4,800	229
Alberto-Culver Co.	2,800	128
Alderwoods Group, Inc. (Æ)(Ñ)	3,800	60
Alliance Gaming Corp. (Æ)(Ñ)	14,100	184
Alloy, Inc. (Æ)(Ñ)	10,700	31
Ambassadors Group, Inc. (Ñ)	6,980	160
America’s Car-Mart, Inc. (Æ)(Ñ)	3,600	60
American Greetings Corp. Class A (Ñ)	9,630	212
Ameristar Casinos, Inc.	2,300	52
AMN Healthcare Services, Inc. (Æ)	23,600	467
Arbitron, Inc.	13,200	501
Asbury Automotive Group, Inc. (Æ)	1,600	26
Audiovox Corp. Class A (Æ)(Ñ)	2,900	40
BJ’s Restaurants, Inc. (Æ)(Ñ)	5,700	130
Blair Corp.	1,100	43
Bon-Ton Stores, Inc. (The) (Ñ)	11,550	221
Borders Group, Inc.	3,300	72
Brightpoint, Inc. (Æ)	31,950	886
Brink’s Co. (The)	2,000	96
Brown Shoe Co., Inc.	1,600	68
Burlington Coat Factory Warehouse Corp.	2,900	117
Carter’s, Inc. (Æ)	1,500	88
Cato Corp. (The) Class A	4,050	87
Central European Distribution Corp. (Æ)(Ñ)	14,500	582
Central Garden and Pet Co. (Æ)(Ñ)	7,400	340
Charlotte Russe Holding, Inc. (Æ)	10,200	213
Charming Shoppes, Inc. (Æ)	19,200	253
Chemed Corp.	5,600	278
Choice Hotels International, Inc.	16,040	670
ChoicePoint, Inc. (Æ)	8,733	389
Circuit City Stores, Inc.	47,913	1,082
CKE Restaurants, Inc. (Ñ)	11,100	150
Claire’s Stores, Inc.	28,400	830
CNET Networks, Inc. (Æ)	33,300	489
Cogent, Inc. (Æ)	6,500	147
Concorde Career Colleges, Inc. (Æ)(Ñ)	6,083	90
Conn’s, Inc. (Æ)(Ñ)	2,800	103
Convergys Corp. (Æ)	20,600	327

Aggressive Equity Fund 21

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Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Corinthian Colleges, Inc. (Æ)	8,600	101
Corporate Executive Board Co.	7,650	686
Corrections Corp. of America (Æ)	5,800	261
Cosi, Inc. (Æ)(Ñ)	6,600	55
CoStar Group, Inc. (Æ)	6,100	263
Cross Country Healthcare, Inc. (Æ)	10,200	181
Darden Restaurants, Inc.	10,600	412
Dave & Buster’s, Inc. (Æ)(Ñ)	4,320	76
Dolby Laboratories, Inc. Class A (Æ)	14,800	252
Dollar Thrifty Automotive Group (Æ)	16,900	610
Domino’s Pizza, Inc.	23,900	578
Dress Barn, Inc. (Æ)	7,800	301
EarthLink, Inc. (Æ)	12,700	141
Education Management Corp. (Æ)	21,600	724
Entercom Communications Corp. (Æ)	9,300	276
FTI Consulting, Inc. (Æ)	6,900	189
Gartner, Inc. Class A (Æ)(Ñ)	20,100	259
Gaylord Entertainment Co. (Æ)(Ñ)	5,100	222
Gemstar-TV Guide International, Inc. (Æ)	71,000	185
Geo Group, Inc. (The) (Æ)	1,000	23
Getty Images, Inc. (Æ)	4,300	384
Gevity HR, Inc. (Ñ)	8,200	211
Great Wolf Resorts, Inc. (Æ)(Ñ)	5,000	52
Guess?, Inc. (Æ)(Ñ)	19,100	680
Gymboree Corp. (Æ)	20,300	475
Handleman Co. (Ñ)	4,300	53
Hasbro, Inc.	18,300	369
Hearst-Argyle Television, Inc. (Ñ)	26,100	623
Heidrick & Struggles International, Inc. (Æ)	6,900	221
Hewitt Associates, Inc. Class A (Æ)(Ñ)	5,156	144
Hudson Highland Group, Inc. (Æ)(Ñ)	6,100	106
International Speedway Corp. Class A	1,200	58
ITT Educational Services, Inc. (Æ)	2,100	124
Jack in the Box, Inc. (Æ)	7,200	252
Jarden Corp. (Æ)(Ñ)	13,900	419
Jo-Ann Stores, Inc. (Æ)	10,400	123
John Wiley & Sons, Inc. Class A	1,000	39
Jos A Bank Clothiers, Inc. (Æ)(Ñ)	8,000	347
Kellwood Co.	3,900	93
Korn/Ferry International (Æ)(Ñ)	12,300	230
Labor Ready, Inc. (Æ)	5,300	110
Lamar Advertising Co. Class A (Æ)	15,100	697
Landry’s Restaurants, Inc. (Ñ)	11,200	299
Leapfrog Enterprises, Inc. (Æ)(Ñ)	21,000	245
Lee Enterprises, Inc.	4,900	181
Lenox Group, Inc. (Æ)(Ñ)	1,500	20
LIFE TIME Fitness, Inc. (Æ)	16,800	640
Lifeline Systems, Inc. (Æ)(Ñ)	9,600	351
Lifetime Brands, Inc. (Ñ)	4,200	87
Lightbridge, Inc. (Æ)	1,000	8
Lithia Motors, Inc. Class A (Ñ)	3,990	125
LoJack Corp. (Æ)(Ñ)	2,800	68
Lone Star Steakhouse & Saloon, Inc.	9,370	222
Luby’s, Inc. (Æ)(Ñ)	2,400	32
Marchex, Inc. Class B (Æ)(Ñ)	4,700	106
MarineMax, Inc. (Æ)(Ñ)	3,800	120
Marvel Entertainment, Inc. (Æ)(Ñ)	11,350	186
MAXIMUS, Inc.	2,600	95
Media General, Inc. Class A	1,500	76
Men’s Wearhouse, Inc. (Æ)	14,100	415
Meredith Corp.	3,700	194
Mohawk Industries, Inc. (Æ)	3,600	313
Monster Worldwide, Inc. (Æ)	4,700	192
Movado Group, Inc. (Ñ)	1,200	22
MPS Group, Inc. (Æ)	20,100	275
Netratings, Inc. (Æ)(Ñ)	2,100	26
O’Reilly Automotive, Inc. (Æ)	3,300	106
Oxford Industries, Inc.	500	27
Pantry, Inc. (The) (Æ)	4,900	230
Parlux Fragrances, Inc. (Æ)(Ñ)	4,400	134
Payless Shoesource, Inc. (Æ)	8,200	206
Pegasus Solutions, Inc. (Æ)(Ñ)	11,600	104
Penn National Gaming, Inc. (Æ)	7,800	257
PetMed Express, Inc. (Æ)(Ñ)	12,000	170
PHH Corp. (Æ)	11,600	325
Phillips-Van Heusen Corp.	6,100	198
Pier 1 Imports, Inc. (Ñ)	19,600	171
Polo Ralph Lauren Corp.	5,100	286
Pre-Paid Legal Services, Inc. (Ñ)	13,610	520
Prestige Brands Holdings, Inc. (Æ)(Ñ)	17,400	218
ProQuest Co. (Æ)(Ñ)	2,800	78
Providence Service Corp. (The) (Æ)(Ñ)	9,100	262
Quiksilver, Inc. (Æ)	9,000	125
Radio One, Inc. Class D (Æ)	24,700	256
RadioShack Corp.	8,200	172
Regal Entertainment Group Class A	3,000	57
Resources Connection, Inc. (Æ)(Ñ)	14,500	378
Retail Ventures, Inc. (Æ)(Ñ)	4,000	50
Rocky Shoes & Boots, Inc. (Æ)(Ñ)	900	22
RR Donnelley & Sons Co.	1,700	58
Ruby Tuesday, Inc. (Ñ)	4,300	111
Rush Enterprises, Inc. Class B (Æ)	2,300	33
Russell Corp. (Ñ)	15,600	210
Scholastic Corp. (Æ)	3,400	97
SCP Pool Corp. (Ñ)	23,500	875
Service Corp. International	21,600	177
ServiceMaster Co. (The)	11,800	141
Skechers USA, Inc. Class A (Æ)	2,500	38
Sonic Automotive, Inc. (Ñ)	16,580	369

22 Aggressive Equity Fund

Russell Investment Funds

Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Sourcecorp, Inc. (Æ)	6,300	151
Spherion Corp. (Æ)	20,900	209
Stanley Furniture Co., Inc. (Ñ)	1,400	32
Station Casinos, Inc.	7,300	495
Steven Madden, Ltd. (Ñ)	9,400	275
Stewart Enterprises, Inc. Class A (Æ)(Ñ)	33,600	182
Stride Rite Corp.	4,400	60
Tech Data Corp. (Æ)	4,560	181
TeleTech Holdings, Inc. (Æ)(Ñ)	9,900	119
Tempur-Pedic International, Inc. (Æ)(Ñ)	6,100	70
Texas Roadhouse, Inc. Class A (Æ)(Ñ)	13,300	207
Thomas Nelson, Inc.	3,400	84
Too, Inc. (Æ)	3,800	107
Topps Co., Inc. (The)	4,400	33
Trans World Entertainment Corp. (Æ)	22,360	127
United Auto Group, Inc.	1,100	42
United Natural Foods, Inc. (Æ)(Ñ)	6,300	166
Valassis Communications, Inc. (Æ)	5,800	169
Ventiv Health, Inc. (Æ)	9,400	222
Volcom, Inc. (Æ)(Ñ)	3,000	102
Watson Wyatt & Co. Holdings (Ñ)	2,000	56
WD-40 Co. (Ñ)	1,500	39
WebSideStory, Inc. (Æ)(Ñ)	10,700	194
WESCO International, Inc. (Æ)	13,000	556
West Corp. (Æ)	13,000	548
Wet Seal, Inc. (The) Class A (Æ)(Ñ)	15,600	69
Zumiez, Inc. (Æ)	1,600	69

		38,537

Consumer Staples - 1.5%
American Italian Pasta Co. Class A (Ñ)	8,100	55
Boston Beer Co., Inc. Class A (Æ)	1,200	30
Casey’s General Stores, Inc.	9,100	226
Chiquita Brands International, Inc. (Ñ)	4,000	80
Constellation Brands, Inc. Class A (Æ)	12,800	336
Longs Drug Stores Corp.	13,380	487
M&F Worldwide Corp. (Æ)(Ñ)	10,320	168
Molson Coors Brewing Co. Class B	10,100	677
Nash Finch Co. (Ñ)	860	22
NBTY, Inc. (Æ)	3,400	55
Pathmark Stores, Inc. (Æ)	13,800	138
Pilgrim’s Pride Corp. (Ñ)	2,060	68
Ralcorp Holdings, Inc. (Æ)	4,800	192
Rite Aid Corp. (Æ)(Ñ)	39,200	136
Seaboard Corp. (Ñ)	187	283
Spartan Stores, Inc. (Æ)(Ñ)	3,700	38
Weis Markets, Inc.	600	26

		3,017

Financial Services - 20.3%
21st Century Insurance Group	1,900	31
Advent Software, Inc. (Æ)	15,600	451
AG Edwards, Inc.	8,300	389
Alfa Corp. (Ñ)	1,300	21
Alleghany Corp. (Æ)	262	74
Alliance Data Systems Corp. (Æ)	24,400	869
AMB Property Corp. (ö)	6,400	315
Amcore Financial, Inc.	7,400	225
Amerco, Inc. (Æ)(Ñ)	2,100	151
American Equity Investment Life Holding Co.	9,400	123
American Financial Group, Inc.	6,400	245
American Home Mortgage Investment Corp. (ö)	2,120	69
American Physicians Capital, Inc. (Æ)	1,400	64
AmeriCredit Corp. (Æ)	16,300	418
Anthracite Capital, Inc. (ö)(Ñ)	6,800	72
Apollo Investment Corp.	11,600	208
Ashford Hospitality Trust, Inc. (ö)	18,000	189
Associated Banc-Corp	17,815	580
Asta Funding, Inc. (Ñ)	1,200	33
BancFirst Corp.	500	39
Bank Mutual Corp.	3,400	36
Bank of Hawaii Corp.	16,070	828
Banner Corp.	1,000	31
Bedford Property Investors (ö)Ñ)	2,200	48
BioMed Realty Trust, Inc. (ö)	17,200	420
BISYS Group, Inc. (The) (Æ)	5,000	70
BOK Financial Corp.	1,030	47
Boykin Lodging Co. (Æ)(ö)	500	6
Brookline Bancorp, Inc. (Ñ)	13,700	194
Calamos Asset Management, Inc. Class A	9,500	299
Camden Property Trust (ö)	12,200	707
CapitalSource, Inc. (Ñ)	29,100	652
Cash America International, Inc. (Æ)	8,600	199
CB Richard Ellis Group, Inc. Class A (Æ)	9,800	577
CBL & Associates Properties, Inc. (ö)	9,950	393
CentraCore Properties Trust (ö)	1,000	27
Central Pacific Financial Corp.	2,300	83
CharterMac (Ñ)	5,000	106
Checkfree Corp. (Æ)	12,720	584
Chittenden Corp.	1,800	50
CIT Group, Inc.	4,000	207
City National Corp.	13,140	952

Aggressive Equity Fund 23

Russell Investment Funds

Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Colonial BancGroup, Inc. (The)	15,100	360
Commerce Group, Inc.	2,000	115
Commercial Net Lease Realty (ö)	18,900	385
Community Bank System, Inc. (Ñ)	9,500	214
CompuCredit Corp. (Æ)(Ñ)	13,100	504
Conseco, Inc. (Æ)	1,300	30
Corus Bankshares, Inc. (Ñ)	1,180	66
Cousins Properties, Inc. (ö)	9,100	257
Crescent Real Estate Equities Co. (ö)	7,300	145
CVB Financial Corp.	1,800	37
Cybersource Corp. (Æ)(Ñ)	25,900	171
Diamondrock Hospitality Co. (Å)(ö)	20,800	249
Downey Financial Corp. (Ñ)	2,490	170
ECC Capital Corp. (ö)(Ñ)	37,300	84
eFunds Corp. (Æ)	8,000	187
Encore Capital Group, Inc. (Æ)(Ñ)	5,700	99
Entertainment Properties Trust (ö)	11,600	473
Equifax, Inc.	4,000	152
Equity Inns, Inc. (ö)	3,000	41
Equity One, Inc. (ö)(Ñ)	11,400	264
Fair Isaac Corp.	3,800	168
Federal Realty Investors Trust (ö)	5,300	321
FelCor Lodging Trust, Inc. (ö)(Ñ)	6,100	105
Fieldstone Investment Corp. (ö)	13,100	155
First American Corp.	6,000	272
First Financial Bankshares, Inc. (Ñ)	1,000	35
First Indiana Corp. (Æ)	1,100	38
First Niagara Financial Group, Inc. (Ñ)	30,500	441
First Regional Bancorp (Æ)(Ñ)	1,000	68
First Republic Bank (Ñ)	2,600	96
FirstFed Financial Corp. (Æ)(Ñ)	4,400	240
Fremont General Corp. (Ñ)	20,600	478
Fulton Financial Corp. (Ñ)	5,200	91
GATX Corp. (Ñ)	18,200	657
GFI Group, Inc. (Æ)(Ñ)	8,900	422
Global Payments, Inc.	18,700	872
Gold Banc Corp., Inc. (Ñ)	11,300	206
Greater Bay Bancorp	13,800	354
Hanmi Financial Corp. (Ñ)	5,700	102
Hanover Insurance Group, Inc. (The)	7,900	330
Harbor Florida Bancshares, Inc. (Ñ)	1,500	56
Harleysville Group, Inc.	1,000	26
HCC Insurance Holdings, Inc.	9,250	274
Health Care Property Investors, Inc. (ö)	900	23
HealthExtras, Inc. (Æ)(Ñ)	16,100	404
Home Properties, Inc. (ö)	200	8
Horace Mann Educators Corp.	6,000	114
Hospitality Properties Trust (ö)	1,900	76
HRPT Properties Trust (ö)	55,900	579
IBERIABANK Corp.	900	46
Infinity Property & Casualty Corp.	3,900	145
Innkeepers USA Trust (ö)	6,700	107
Investment Technology Group, Inc. (Æ)	13,700	485
Investors Financial Services Corp. (Ñ)	13,900	512
IPC Holdings, Ltd. (Ñ)	8,300	227
Jack Henry & Associates, Inc.	19,400	370
Jameson Inns, Inc. (Æ)	92,200	198
Jefferies Group, Inc.	7,400	333
Jermyn Investments (Æ)(Å)	9,200	156
John H Harland Co. (Ñ)	600	23
Jones Lang LaSalle, Inc.	3,000	151
KKR Financial Corp. (ö)	12,650	303
Knight Capital Group, Inc. Class A (Æ)(Ñ)	22,900	226
LandAmerica Financial Group, Inc. (Ñ)	14,790	923
Liberty Property Trust (ö)(Ñ)	7,000	300
Macatawa Bank Corp. (Ñ)	4,370	159
Macerich Co. (The) (ö)	4,900	329
Mack-Cali Realty Corp. (ö)	8,400	363
MAF Bancorp, Inc.	5,400	223
Markel Corp. (Æ)	1,500	476
MeriStar Hospitality Corp. (Æ)(ö)	16,600	156
Mid-America Apartment Communities, Inc. (ö)	1,900	92
MoneyGram International, Inc.	5,200	136
Nasdaq Stock Market, Inc. (The) (Æ)	3,000	105
Nasdaq-100 Index Tracking Stock	16,100	651
National Penn Bancshares, Inc. (Ñ)	983	19
Nationwide Financial Services, Inc. Class A	5,900	260
Navigators Group, Inc. (Æ)	5,200	227
Nelnet, Inc. Class A (Æ)(Ñ)	5,900	240
New Century Financial Corp. (ö )(Ñ)	1,500	54
New Plan Excel Realty Trust (ö)	5,000	116
Newcastle Investment Corp. (ö)(Ñ)	10,300	256
NorthStar Realty Finance Corp. (ö)	12,200	124
Oak Hill Financial, Inc.	4,200	139
OceanFirst Financial Corp. (Ñ)	1,503	34
Old Republic International Corp.	10,300	270
Omega Healthcare Investors, Inc. (ö)	5,800	73
optionsXpress Holdings, Inc. (Ñ)	16,600	407
Parkvale Financial Corp. (Ñ)	3,757	106
Partners Trust Financial Group, Inc. (Ñ)	2,500	30
PFF Bancorp, Inc.	1,500	46
Pico Holdings, Inc. (Æ)(Ñ)	1,700	55
Piper Jaffray Cos., Inc. (Æ)	2,700	109
PMA Capital Corp. Class A (Æ)(Ñ)	2,200	20

24 Aggressive Equity Fund

Russell Investment Funds

Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Portfolio Recovery Associates, Inc. (Æ)(Ñ)	3,750	174
Protective Life Corp.	7,300	319
Provident Financial Services, Inc.	16,550	306
PS Business Parks, Inc. (ö)	1,600	79
Quanta Capital Holdings, Ltd. (Æ)	15,400	78
R&G Financial Corp. Class B (Ñ)	8,400	111
Raymond James Financial, Inc.	9,600	362
Realty Income Corp. (ö)	3,000	65
RLI Corp.	2,100	105
Ryder System, Inc.	14,600	599
Safety Insurance Group, Inc.	3,600	145
Selective Insurance Group, Inc. (Ñ)	600	32
Senior Housing Properties Trust (ö)	19,360	327
Spirit Finance Corp. (Æ)(ö)	10,200	116
Stancorp Financial Group, Inc.	8,800	440
State Auto Financial Corp.	1,200	44
Sterling Bancorp	1,260	25
Sterling Bancshares, Inc.	3,800	59
Sterling Financial Corp. (Ñ)	1,000	20
Stewart Information Services Corp. (Ñ)	14,960	728
streetTRACKS Morgan Stanley Technology ETF Fund (Ñ)	12,200	633
Sunstone Hotel Investors, Inc. (ö)	6,200	165
SVB Financial Group (Æ)	6,460	303
TCF Financial Corp. (Ñ)	4,800	130
Tower Group, Inc.	11,400	251
TradeStation Group, Inc. (Æ)(Ñ)	17,400	215
Trizec Properties, Inc. (ö)	25,100	575
Trustreet Properties, Inc. (ö)(Ñ)	7,800	114
UCBH Holdings, Inc. (Ñ)	8,800	157
UMB Financial Corp.	700	45
Umpqua Holdings Corp. (Ñ)	4,200	120
United Fire & Casualty Co. (Ñ)	5,600	226
United PanAm Financial Corp. (Æ)(Ñ)	9,300	241
United Rentals, Inc. (Æ)(Ñ)	16,100	377
Universal Health Realty Income Trust (ö)	900	28
Ventas, Inc. (ö)	7,175	230
W Holding Co., Inc. (Ñ)	16,600	137
Washington Real Estate Investment Trust (ö)	5,500	167
Westcorp	800	53
Whitney Holding Corp.	3,700	102
World Acceptance Corp. (Æ)	3,700	105
WR Berkley Corp.	11,175	532
Wright Express Corp. (Æ)	13,300	293
WSFS Financial Corp. (Ñ)	4,760	291

		41,500

Health Care - 11.0%
Accelrys, Inc. (Æ)	17,800	143
Albany Molecular Research, Inc. (Æ)	20,800	253
Alkermes, Inc. (Æ)	2,700	52
Allion Healthcare, Inc. (Æ)(Ñ)	5,800	68
Alpharma, Inc. Class A (Ñ)	9,400	268
Applera Corp.—Celera Genomics Group (Æ)	64,000	701
Arqule, Inc. (Æ)(Ñ)	2,300	14
Arthrocare Corp. (Æ)(Ñ)	8,280	349
Barr Pharmaceuticals, Inc. (Æ)	3,400	212
Bio-Rad Laboratories, Inc. Class A (Æ)(Ñ)	5,200	340
BioMarin Pharmaceuticals, Inc. (Æ)	6,500	70
Candela Corp. (Æ)(Ñ)	14,600	211
Cephalon, Inc. (Æ)(Ñ)	5,900	382
Community Health Systems, Inc. (Æ)	10,600	406
CV Therapeutics, Inc. (Æ)(Ñ)	5,000	124
Cytyc Corp. (Æ)	34,000	960
Dade Behring Holdings, Inc.	6,900	282
DaVita, Inc. (Æ)	25,100	1,271
Digene Corp. (Æ)(Ñ)	8,600	251
Durect Corp. (Æ)(Ñ)	12,100	61
Edwards Lifesciences Corp. (Æ)	11,900	495
Endo Pharmaceuticals Holdings, Inc. (Æ)	2,900	88
First Horizon Pharmaceutical Corp. (Æ)(Ñ)	2,500	43
Flamel Technologies SA - ADR (Æ)(Ñ)	4,000	75
Foxhollow Technologies, Inc. (Æ)(Ñ)	8,400	250
Gene Logic, Inc. (Æ)(Ñ)	4,200	14
Genesis HealthCare Corp. (Æ)(Ñ)	7,500	274
Greatbatch, Inc. (Æ)	8,700	226
Haemonetics Corp. (Æ)	9,100	445
Health Net, Inc. (Æ)	8,100	418
HealthTronics, Inc. (Æ)(Ñ)	21,700	166
Hi-Tech Pharmacal Co., Inc. (Æ)(Ñ)	2,100	93
Hologic, Inc. (Æ)	17,600	667
ICU Medical, Inc. (Æ)	2,600	102
Illumina, Inc. (Æ)(Ñ)	8,800	124
Immucor, Inc. (Æ)	22,420	524
Inspire Pharmaceuticals, Inc. (Æ)(Ñ)	2,900	15
Invitrogen Corp. (Æ)	10,250	683
IRIS International, Inc. (Æ)	7,200	157
Isis Pharmaceuticals, Inc. (Æ)(Ñ)	1,000	5
Kos Pharmaceuticals, Inc. (Æ)(Ñ)	14,819	767
Kyphon, Inc. (Æ)(Ñ)	5,200	212
LifePoint Hospitals, Inc. (Æ)	6,000	225
Lincare Holdings, Inc. (Æ)	13,200	553
Magellan Health Services, Inc. (Æ)	24,500	770

Aggressive Equity Fund 25

Russell Investment Funds

Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Matria Healthcare, Inc. (Æ)(Ñ)	7,300	283
Maxygen, Inc. (Æ)	1,500	11
Medarex, Inc. (Æ)(Ñ)	19,300	267
Medcath Corp. (Æ)(Ñ)	7,560	140
Medimmune, Inc. (Æ)	8,700	305
Mentor Corp.	12,000	553
Myogen, Inc. (Æ)(Ñ)	6,800	205
Myriad Genetics, Inc. (Æ)(Ñ)	8,500	177
Nektar Therapeutics (Æ)(Ñ)	11,500	189
Neurocrine Biosciences, Inc. (Æ)(Ñ)	3,800	238
NPS Pharmaceuticals, Inc. (Æ)(Ñ)	10,100	120
Nuvelo, Inc. (Æ)	4,100	33
Palomar Medical Technologies, Inc. (Æ)(Ñ)	7,100	249
Panacos Pharmaceuticals, Inc. (Æ)	12,700	88
Parexel International Corp. (Æ)	5,400	109
Pediatrix Medical Group, Inc. (Æ)	7,900	700
Per-Se Technologies, Inc. (Æ)(Ñ)	15,800	369
Pharmacopeia Drug Discovery, Inc. (Æ)	9,350	33
Phase Forward, Inc. (Æ)	13,600	133
PolyMedica Corp. (Ñ)	9,474	317
Radiation Therapy Services, Inc. (Æ)	3,500	124
Res-Care, Inc. (Æ)	2,000	35
Resmed, Inc. (Æ)(Ñ)	10,568	405
Respironics, Inc. (Æ)	12,000	445
SonoSite, Inc. (Æ)(Ñ)	7,900	277
Stericycle, Inc. (Æ)	9,350	551
Sybron Dental Specialties, Inc. (Æ)	3,866	154
Syneron Medical, Ltd. (Æ)(Ñ)	8,800	279
Triad Hospitals, Inc. (Æ)	2,000	78
United Surgical Partners International, Inc. (Æ)	1,400	45
United Therapeutics Corp. (Æ)	400	28
US Physical Therapy, Inc. (Æ)	1,700	31
Valeant Pharmaceuticals International	13,900	251
Varian Medical Systems, Inc. (Æ)	2,000	101
VCA Antech, Inc. (Æ)	13,400	378
ViaCell, Inc. (Æ)(Ñ)	3,200	18
Viasys Healthcare, Inc. (Æ)	9,300	239
Vion Pharmaceuticals, Inc. (Æ)	6,600	11
Watson Pharmaceuticals, Inc. (Æ)	18,400	598
Zoll Medical Corp. (Æ)	1,100	28
Zymogenetics, Inc. (Æ)	4,400	75

		22,479

Integrated Oils - 0.2%
Giant Industries, Inc. (Æ)(Ñ)	7,100	369
KCS Energy, Inc. (Æ)	2,100	51

		420

Materials and Processing - 6.6%
Airgas, Inc.	4,700	155
Albany International Corp. Class A	8,500	307
Apogee Enterprises, Inc.	2,700	44
Arena Pharmaceuticals, Inc. (Æ)(Ñ)	10,000	142
Ashland, Inc.	1,800	104
Ball Corp.	7,600	302
Bluegreen Corp. (Æ)(Ñ)	5,700	90
Brady Corp. Class A	2,500	91
Building Material Holding Corp. (Ñ)	4,800	327
Cambrex Corp.	7,400	139
Celanese Corp.	12,000	229
Century Aluminum Co. (Æ)(Ñ)	10,700	281
Chemtura Corp.	5,700	72
CIRCOR International, Inc.	1,000	26
Clean Harbors, Inc. (Æ)	3,200	92
Cleveland-Cliffs, Inc. (Ñ)	2,600	230
Comfort Systems USA, Inc. (Ñ)	2,600	24
Consolidated-Tomoka Land Co. (Ñ)	3,100	220
Constar International, Inc. (Æ)(Ñ)	9,800	34
Crown Holdings, Inc. (Æ)	5,700	111
Cytec Industries, Inc.	7,500	357
Dycom Industries, Inc. (Æ)(Ñ)	11,400	251
ElkCorp (Ñ)	6,900	232
EMCOR Group, Inc. (Æ)	4,800	324
Energizer Holdings, Inc. (Æ)	7,090	353
Engelhard Corp.	12,300	371
Exelixis, Inc. (Æ)	4,100	39
Exide Technologies (Æ)(Ñ)	14,300	53
Florida Rock Industries, Inc.	1,700	83
FMC Corp. (Æ)	1,500	80
Gold Kist, Inc. (Æ)	12,400	185
Granite Construction, Inc.	7,100	255
Harsco Corp.	11,300	763
HB Fuller Co.	3,200	103
Hercules, Inc. (Æ)	14,400	163
Hughes Supply, Inc.	14,900	534
Insituform Technologies, Inc. Class A (Æ)	7,400	143
Jacobs Engineering Group, Inc. (Æ)	4,700	319
Jacuzzi Brands, Inc. (Æ)	20,400	171
Lafarge North America, Inc.	10,690	588
Lennox International, Inc.	5,000	141
Martin Marietta Materials, Inc.	8,200	629
Minerals Technologies, Inc.	3,400	190
Mobile Mini, Inc. (Æ)	3,200	152
Mosaic Co. (The) (Æ)(Ñ)	7,600	111
NewMarket Corp. (Æ)	14,580	357
Octel Corp.	800	13
OM Group, Inc. (Æ)(Ñ)	9,600	180
Pactiv Corp. (Æ)	8,700	191

26 Aggressive Equity Fund

Russell Investment Funds

Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
PolyOne Corp. (Æ)	10,400	67
Pope & Talbot, Inc.	1,300	11
Quanex Corp. (Ñ)	5,650	282
Quanta Services, Inc. (Æ)(Ñ)	12,700	167
Regeneron Pharmaceuticals, Inc. (Æ)(Ñ)	3,800	61
Reliance Steel & Aluminum Co.	3,700	226
Rogers Corp. (Æ)	5,700	223
RTI International Metals, Inc. (Æ)	6,500	247
Schnitzer Steel Industries, Inc. Class A	8,300	254
Silgan Holdings, Inc. (Ñ)	8,400	303
Sonoco Products Co.	10,700	315
Standard Register Co. (The)	5,200	82
Symyx Technologies, Inc. (Æ)	4,300	117
Tejon Ranch Co. (Æ)(Ñ)	3,400	136
Terra Industries, Inc. (Æ)(Ñ)	38,000	213
Texas Industries, Inc.	1,100	55
Trammell Crow Co. (Æ)	2,000	51
UAP Holding Corp.	4,400	90
Unifi, Inc. (Æ)	5,800	18
US Concrete, Inc. (Æ)	1,800	17
USG Corp. (Æ)(Ñ)	2,100	137

		13,423

Miscellaneous - 0.5%
Brunswick Corp.	6,700	272
Hillenbrand Industries, Inc.	2,300	114
Kaman Corp. Class A	4,800	94
Trinity Industries, Inc. (Ñ)	9,800	432
Walter Industries, Inc. (Ñ)	600	30

		942

Other Energy - 5.7%
Arch Coal, Inc. (Ñ)	1,500	119
Berry Petroleum Co. Class A (Ñ)	6,900	395
Cal Dive International, Inc. (Æ)(Ñ)	30,000	1,077
Callon Petroleum Co. (Æ)(Ñ)	4,600	81
Consol Energy, Inc.	4,000	261
Cooper Cameron Corp. (Æ)	7,400	306
Core Laboratories NV (Æ)(Ñ)	1,400	52
Denbury Resources, Inc. (Æ)	17,000	387
Dril-Quip, Inc. (Æ)	1,300	61
Edge Petroleum Corp. (Æ)(Ñ)	8,300	207
ENSCO International, Inc.	6,900	306
Forest Oil Corp. (Æ)	3,700	169
Foundation Coal Holdings, Inc.	8,900	338
Global Industries, Ltd. (Æ)	13,500	153
Grant Prideco, Inc. (Æ)	13,500	596
Helmerich & Payne, Inc.	1,600	99
Holly Corp.	4,900	288
Input/Output, Inc. (Æ)(Ñ)	12,100	85
National-Oilwell Varco, Inc. (Æ)	5,500	345
Newfield Exploration Co. (Æ)	5,700	285
NRG Energy, Inc. (Æ)	7,000	330
Oil States International, Inc. (Æ)	4,900	155
Ormat Technologies, Inc.	3,100	81
Patterson-UTI Energy, Inc.	6,800	224
Peabody Energy Corp.	2,300	190
Pogo Producing Co.	1,600	80
Pride International, Inc. (Æ)	6,100	188
Quicksilver Resources, Inc. (Æ)(Ñ)	6,200	260
Range Resources Corp.	15,600	411
Smith International, Inc.	7,000	260
Superior Energy Services, Inc. (Æ)	7,000	147
Swift Energy Co. (Æ)	14,300	645
Tetra Technologies, Inc. (Æ)	3,600	110
Todco Class A	19,100	727
TransMontaigne, Inc. (Æ)	11,800	78
Unit Corp. (Æ)	9,600	528
Universal Compression Holdings, Inc. (Æ)(Ñ)	11,700	481
Veritas DGC, Inc. (Æ)(Ñ)	17,700	628
W-H Energy Services, Inc. (Æ)	12,200	404
Whiting Petroleum Corp. (Æ)	4,316	173

		11,710

Producer Durables - 6.7%
Actuant Corp. Class A	300	17
American Tower Corp. Class A (Æ)	38,385	1,040
Ametek, Inc.	11,900	506
AO Smith Corp.	1,800	63
Applied Industrial Technologies, Inc. (Ñ)	1,100	37
Arris Group, Inc. (Æ)	10,400	98
Artesyn Technologies, Inc. (Æ)(Ñ)	16,200	167
ASML Holding NV (Æ)(Ñ)	14,600	293
Astec Industries, Inc. (Æ)	5,060	165
Asyst Technologies, Inc. (Æ)	8,100	46
ATMI, Inc. (Æ)	8,600	241
Axcelis Technologies, Inc. (Æ)(Ñ)	10,900	52
Carrier Access Corp. (Æ)	3,400	17
Cascade Corp.	900	42
CNH Global NV (Ñ)	7,240	134
Cognex Corp.	9,200	277
Cymer, Inc. (Æ)	18,800	668
Dionex Corp. (Æ)(Ñ)	3,900	191
Dover Corp.	4,500	182
Duratek, Inc. (Æ)	2,073	31
Encore Wire Corp. (Æ)(Ñ)	5,100	116
EnPro Industries, Inc. (Æ)	1,400	38

Aggressive Equity Fund 27

Russell Investment Funds

Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Entegris, Inc. (Æ)	18,431	174
ESCO Technologies, Inc. (Æ)	5,800	258
Esterline Technologies Corp. (Æ)	950	35
Flanders Corp. (Æ)(Ñ)	16,200	197
Flowserve Corp. (Æ)	4,600	182
Gardner Denver, Inc. (Æ)	6,000	296
Gehl Co. (Æ)(Ñ)	2,400	63
Genlyte Group, Inc. (Æ)	2,800	150
Graco, Inc.	6,000	219
Headwaters, Inc. (Æ)(Ñ)	9,700	344
IDEX Corp.	8,000	329
Intevac, Inc. (Æ)(Ñ)	25,700	339
Itron, Inc. (Æ)	12,950	519
JLG Industries, Inc.	14,200	648
Joy Global, Inc.	6,000	240
Kennametal, Inc.	4,500	230
Lam Research Corp. (Æ)	1,600	57
LTX Corp. (Æ)	7,500	34
Manitowoc Co.	2,300	115
Mattson Technology, Inc. (Æ)	16,900	170
Mettler Toledo International, Inc. (Æ)	2,300	127
Middleby Corp. (Æ)(Ñ)	5,800	502
Milacron, Inc. (Æ)	28,145	35
MTS Systems Corp.	6,630	230
NACCO Industries, Inc. Class A	4,770	559
Orbital Sciences Corp. (Æ)(Ñ)	8,300	107
Orleans Homebuilders, Inc. (Ñ)	1,200	22
Pall Corp.	12,400	333
Power-One, Inc. (Æ)(Ñ)	25,500	153
Rofin-Sinar Technologies, Inc. (Æ)	3,600	156
Roper Industries, Inc.	12,900	510
SBA Communications Corp. Class A (Æ)	12,500	224
Steelcase, Inc. Class A (Ñ)	5,600	89
Technical Olympic USA, Inc. (Æ)(Ñ)	10,350	218
Tecumseh Products Co. Class A (Ñ)	8,900	204
Teledyne Technologies, Inc. (Æ)	4,000	116
Tennant Co. (Ñ)	1,300	68
Teradyne, Inc. (Æ)	19,100	278
Thermo Electron Corp. (Æ)	2,700	81
Ultratech, Inc. (Æ)	1,900	31
Varian Semiconductor Equipment Associates, Inc. (Æ)(Ñ)	8,200	360
WCI Communities, Inc. (Æ)(Ñ)	6,800	183
William Lyon Homes, Inc. (Æ)(Ñ)	600	61
Woodward Governor Co.	490	42

		13,709

Technology - 17.0%
3Com Corp. (Æ)	122,900	442
Advanced Digital Information Corp. (Æ)	10,500	103
Aeroflex, Inc. (Æ)	24,000	258
Agile Software Corp. (Æ)(Ñ)	50,800	304
Agilysys, Inc.	2,080	38
Akamai Technologies, Inc. (Æ)(Ñ)	28,900	576
Alliance Semiconductor Corp. (Æ)	14,000	36
American Reprographics Co. (Æ)(Ñ)	10,500	267
Amkor Technology, Inc. (Æ)(Ñ)	8,700	49
Ansoft Corp. (Æ)	4,750	162
Anteon International Corp. (Æ)	9,900	538
Applera Corp. - Applied Biosystems Group	15,980	424
Ariba, Inc. (Æ)(Ñ)	7,100	52
ASE Test, Ltd. (Æ)	21,900	172
AsiaInfo Holdings, Inc. (Æ)(Ñ)	6,500	26
Atmel Corp. (Æ)	57,800	179
Avanex Corp. (Æ)	19,300	26
Avid Technology, Inc. (Æ)	12,700	695
Avnet, Inc. (Æ)	9,300	223
BEA Systems, Inc. (Æ)	16,500	155
BearingPoint, Inc. (Æ)(Ñ)	23,600	186
Benchmark Electronics, Inc. (Æ)	4,400	148
Brocade Communications Systems, Inc. (Æ)	78,700	320
Cadence Design Systems, Inc. (Æ)	53,700	909
Checkpoint Systems, Inc. (Æ)	7,600	187
ChipMOS Technologies Bermuda, Ltd. (Æ)(Ñ)	21,700	126
Ciena Corp. (Æ)	93,400	277
Citrix Systems, Inc. (Æ)	5,400	155
Coherent, Inc. (Æ)	2,000	59
Comtech Telecommunications Corp. (Æ)(Ñ)	11,550	353
Comverse Technology, Inc. (Æ)	10,200	271
Conexant Systems, Inc. (Æ)(Ñ)	41,900	95
Cubic Corp. (Ñ)	2,000	40
Daktronics, Inc.	5,500	163
Digitas, Inc. (Æ)(Ñ)	18,400	230
Ditech Communications Corp. (Æ)(Ñ)	4,300	36
DRS Technologies, Inc.	1,100	57
Electronics for Imaging, Inc. (Æ)(Ñ)	24,926	663
EMS Technologies, Inc. (Æ)	1,300	23
Equinix, Inc. (Æ)(Ñ)	6,800	277
ESS Technology, Inc. (Æ)	5,500	19
F5 Networks, Inc. (Æ)	17,000	972
Fairchild Semiconductor International, Inc. (Æ)	30,400	514
Filenet Corp. (Æ)(Ñ)	3,200	83

28 Aggressive Equity Fund

Russell Investment Funds

Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Finisar Corp. (Æ)(Ñ)	41,700	87
Formfactor, Inc. (Æ)	5,200	127
Foundry Networks, Inc. (Æ)	16,900	233
Glenayre Technologies, Inc. (Æ)(Ñ)	11,400	37
Harris Corp.	9,300	400
Hutchinson Technology, Inc. (Æ)(Ñ)	7,000	199
Ikanos Communications, Inc. (Æ)(Ñ)	9,100	134
Imation Corp.	5,100	235
InFocus Corp. (Æ)	17,300	69
Informatica Corp. (Æ)	64,200	770
Ingram Micro, Inc. Class A (Æ)	19,300	385
Intergraph Corp. (Æ)(Ñ)	12,610	628
Intermagnetics General Corp. (Æ)	11,300	361
Intersil Corp. Class A	14,500	361
Interwoven, Inc. (Æ)	5,900	50
IXYS Corp. (Æ)	12,300	144
j2 Global Communications, Inc. (Æ)(Ñ)	15,800	675
JDA Software Group, Inc. (Æ)(Ñ)	4,900	83
Keane, Inc. (Æ)(Ñ)	2,600	29
Keynote Systems, Inc. (Æ)	10,800	139
Komag, Inc. (Æ)(Ñ)	5,900	205
Kopin Corp. (Æ)(Ñ)	11,100	59
Lawson Software, Inc. (Æ)(Ñ)	50,300	370
Lions Gate Entertainment Corp. (Æ)(Ñ)	19,500	150
LSI Logic Corp. (Æ)(Ñ)	71,700	574
M-Systems Flash Disk Pioneers Ltd. (Æ)(Ñ)	13,200	437
Matrixone, Inc. (Æ)	74,400	371
Maxtor Corp. (Æ)(Ñ)	48,100	334
Merix Corp. (Æ)	900	7
Methode Electronics, Inc.	17,900	179
Microchip Technology, Inc.	4,100	132
Micros Systems, Inc. (Æ)	5,900	285
Microsemi Corp. (Æ)	27,700	766
MicroStrategy, Inc. Class A (Æ)(Ñ)	1,500	124
MIPS Technologies, Inc. (Æ)(Ñ)	11,480	65
Multi-Fineline Electronix, Inc. (Æ)(Ñ)	4,000	193
NAVTEQ Corp. (Æ)	3,900	171
Ness Technologies, Inc. (Æ)(Ñ)	4,600	50
NETGEAR, Inc. (Æ)(Ñ)	14,200	273
Netlogic Microsystems, Inc. (Æ)(Ñ)	20,800	567
Network Engines, Inc. (Æ)	3,500	5
Novatel Wireless, Inc. (Æ)(Ñ)	18,600	225
Novell, Inc. (Æ)	59,400	525
Nuance Communications, Inc. (Æ)(Ñ)	41,500	317
Nvidia Corp. (Æ)	9,100	333
ON Semiconductor Corp. (Æ)	18,600	103
Openwave Systems, Inc. (Æ)(Ñ)	19,300	337
PAR Technology Corp. (Æ)(Ñ)	3,000	83
PMC - Sierra, Inc. (Æ)	29,800	230
PowerDsine, Ltd. (Æ)	2,800	19
Quantum Corp. (Æ)	61,100	186
Rackable Systems, Inc. (Æ)(Ñ)	22,800	649
RADVision, Ltd. (Æ)	24,500	406
RADWARE, Ltd. (Æ)	3,300	60
Redback Networks, Inc. (Æ)(Ñ)	32,513	457
RF Micro Devices, Inc. (Æ)(Ñ)	5,700	31
RSA Security, Inc. (Æ)	16,200	182
Salesforce.com, Inc. (Æ)(Ñ)	6,800	218
Sapient Corp. (Æ)(Ñ)	11,300	64
Satyam Computer Services, Ltd. - ADR	9,600	351
Seachange International, Inc. (Æ)(Ñ)	11,300	89
Semtech Corp. (Æ)	23,400	427
Serena Software, Inc. (Æ)(Ñ)	12,600	295
Sigma Designs, Inc. (Æ)(Ñ)	14,500	223
Silicon Storage Technology, Inc. (Æ)(Ñ)	25,000	126
SiRF Technology Holdings, Inc. (Æ)(Ñ)	15,800	471
Solectron Corp. (Æ)	70,400	258
SonicWALL, Inc. (Æ)(Ñ)	11,700	93
SPSS, Inc. (Æ)	4,000	124
Sybase, Inc. (Æ)	4,100	90
SYKES Enterprises, Inc. (Æ)	7,700	103
Synopsys, Inc. (Æ)	22,800	457
Tekelec (Æ)(Ñ)	6,200	86
Tellabs, Inc. (Æ)	3,700	40
TIBCO Software, Inc. (Æ)	41,500	310
Trident Microsystems, Inc. (Æ)(Ñ)	37,800	680
Triquint Semiconductor, Inc. (Æ)(Ñ)	1,300	6
Trizetto Group, Inc. (The) (Æ)(Ñ)	14,400	245
Ulticom, Inc. (Æ)	4,000	39
Ultimate Software Group, Inc. (Æ)(Ñ)	17,600	336
Unisys Corp. (Æ)	63,000	367
Utstarcom, Inc. (Æ)(Ñ)	25,200	203
Vasco Data Security International (Æ)(Ñ)	13,600	134
VeriFone Holdings, Inc. (Æ)	31,400	794
Verint Systems, Inc. (Æ)(Ñ)	5,200	179
Viasat, Inc. (Æ)	14,600	390
Vocus, Inc. (Æ)(Ñ)	13,700	143
WatchGuard Technologies, Inc. (Æ)	8,100	30
Wavecom SA - ADR (Æ)	4,800	57
webMethods, Inc. (Æ)	10,000	77
Websense, Inc. (Æ)	4,300	282
Western Digital Corp. (Æ)	44,200	823
Wind River Systems, Inc. (Æ)	19,200	284

Aggressive Equity Fund 29

Russell Investment Funds

Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Witness Systems, Inc. (Æ)	11,600	228
Zoran Corp. (Æ)	7,800	126

		34,742

Utilities - 3.9%
AGL Resources, Inc.	8,200	285
Alamosa Holdings, Inc. (Æ)	32,300	601
Allete, Inc.	6,700	295
Alliant Energy Corp.	11,000	308
Aquila, Inc. (Æ)	6,400	23
Black Hills Corp.	7,400	256
Cbeyond Communications, Inc. (Æ)(Ñ)	3,500	36
Centerpoint Energy, Inc. (Ñ)	9,800	126
CenturyTel, Inc.	2,250	75
Cleco Corp. (Ñ)	14,300	298
CMS Energy Corp. (Æ)	28,500	414
Commonwealth Telephone Enterprises, Inc.	14,670	495
El Paso Electric Co. (Æ)	7,800	164
Energen Corp.	18,200	661
Laclede Group, Inc. (The) (Ñ)	1,000	29
MDU Resources Group, Inc.	8,200	269
NeuStar, Inc. Class A (Æ)	6,900	210
Northeast Utilities	11,800	232
NorthWestern Corp.	9,100	283
NSTAR	2,800	80
OGE Energy Corp.	8,700	233
Pepco Holdings, Inc.	14,300	320
Pinnacle West Capital Corp.	6,000	248
Premiere Global Services, Inc. (Æ)	13,200	107
Sierra Pacific Resources (Æ)(Ñ)	42,700	557
Southern Union Co. (Æ)	3,500	83
Sunpower Corp. Class A (Æ)(Ñ)	1,700	58
Talk America Holdings, Inc. (Æ)(Ñ)	13,300	115
UbiquiTel, Inc. (Æ)	33,800	334
UGI Corp.	26,200	540
US Cellular Corp. (Æ)	4,820	238
Wisconsin Energy Corp.	2,600	102

		8,075

Total Common Stocks (cost $166,938)		196,246

Warrants & Rights - 0.0%
Financial Services - 0.0%
Washington Mutual, Inc. 2050 Warrants (Æ)	35	5

Total Warrants & Rights (cost $8)		5

Short-Term Investments - 4.4%
Frank Russell Investment Company Money Market Fund	8,480,000	8,480
United States Treasury Bills (ž)(§) 4.030% due 03/16/06	600	595

Total Short-Term Investments (cost $9,070)		9,075

Other Securities - 25.4%
State Street Securities Lending Quality Trust (x)	51,960,839	51,961

Total Other Securities (cost $51,961)		51,961

Total Investments - 125.9% (identified cost $227,977)		257,287

Other Assets and Liabilities, Net - (25.9%)		(52,995)

Net Assets - 100.0%		204,292

A portion of the portfolio has been fair valued as of period end.

See accompanying notes which are an integral part of the financial statements.

30 Aggressive Equity Fund

Russell Investment Funds

Aggressive Equity Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions
Russell 2000 Mini Index (CME) expiration date 03/06 (130)	8,818	(161)

Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		(161)

Presentation of Portfolio Holdings — December 31, 2005 (Unaudited)

Categories	% of Net Assets
Auto and Transportation	3.8
Consumer Discretionary	18.9
Consumer Staples	1.5
Financial Services	20.3
Health Care	11.0
Integrated Oils	0.2
Materials and Processing	6.6
Miscellaneous	0.5
Other Energy	5.7
Producer Durables	6.7
Technology	17.0
Utilities	3.9
Warrants & Rights	— *
Short-Term Investments	4.4
Other Securities	25.4

Total Investments	125.9
Other Assets and Liabilities, Net	(25.9)

100.0

Futures Contracts	(0.1)

*	Less than .05% of net assets.

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund 31

Russell Investment Funds

Non-U.S. Fund

Portfolio Management Discussion — December 31, 2005 (Unaudited)

Non-U.S. Fund

Periods Ended 12/31/05	Total Return
1 Year	13.69%
5 Years	4.31	%§
Inception*	5.34	%§

MSCI EAFE Index**

Periods Ended 12/31/05	Total Return
1 Year	14.02%
5 Years	4.94	%§
Inception*	6.16	%§

32 Non-U.S. Fund

Russell Investment Funds

Non-U.S. Fund

Portfolio Management Discussion, continued — December 31, 2005 (Unaudited)

What is the Fund’s investment objective?

The Fund seeks to provide long term capital growth.

How did the Fund perform relative to its benchmark for the fiscal year ended December 31, 2005?

For the fiscal year ended December 31, 2005, the Non-U.S. Fund gained 13.69%. This compared to its benchmark the MSCI EAFE Index, which gained 14.02%. The Fund’s performance includes operating expenses, whereas Index returns are unmanaged and do not include expenses of any kind.

For the year ended December 31, 2005, the Lipper® International Funds Average returned 14.66%. This result serves as a peer comparison and is expressed net of operating expenses.

How did the market conditions described in the Market Summary report affect the Fund’s performance?

The market favored extremes for most of the year. Strategies that focused on deep value stocks with high dividend yields outperformed through much of the first half of 2005, while momentum-oriented aggressive growth strategies fared best in the second half. Though the Fund employs a multi-style strategy, it did not emphasize either strategy enough to benefit fully from market trends. For many peers, exposure to emerging markets stocks provided an effective counterbalance, as these stocks generally outperformed stocks represented by the Fund’s index. The Non-U.S. Fund’s effective exposure to emerging markets stocks was below 4% during the year. While this added value, it was not enough to offset the market’s shifting favor between the extremes of value and growth.

What were the primary contributors and detractors to the Fund’s performance during the last 12 months?

From a Fund money manager perspective, market-oriented managers Fidelity Management & Research Company and AQR Capital Management, LLC provided solid benchmark-relative gains for the year, while the results for The Boston Company Asset Management, LLC (value) and Oechsle International Advisors, LLC (growth) fell short of the benchmark. Wellington Management Company, LLP (growth), which replaced Oechsle at the end of April, slightly underperformed the benchmark.

From a sector perspective, the Fund’s managers added significant value in financials and telecommunications, chiefly by underweighting these sectors due to beliefs of fundamental weakness; however, stock selection in both sectors also added value during the year. The primary sector detractor to performance was an underweight position in materials, the best performing sector in the non-US markets for 2005.

Country allocation also added value during the period. In particular, the underweight to the U.K. proved to be beneficial, given the weakness of the U.K. market relative to the other MSCI EAFE regions. Exposure to emerging markets stocks contributed positively to performance. The Fund’s underweight to Australia and overweight to Taiwanese technology companies detracted from performance.

How did the investment strategies and techniques employed by the Fund and its money managers affect its performance?

Given that the market was led by extremes during the course of the year, style diversification was critical to achieve good returns. However, the Fund’s more moderate value and growth strategies did not result in exposure to the strongest performing companies. Early in the year, these were generally deeper value, high dividend yield stocks, while momentum-driven stocks lagged. Oechsle, one of the Fund’s momentum-driven growth money managers, struggled at the beginning of the year due to the very reactive rotational market. As a result, Oechsle detracted from the Fund’s performance. Momentum-driven stocks returned to favor late in 2005. While AQR, Fidelity and Wellington benefited from this trend, none emphasized momentum enough to fully capitalize on this opportunity.

Describe any changes to the Fund’s structure or the money manager line-up.

Oechsle was terminated in April 2005. Wellington Management Company was hired to replace Oechsle.

Money Managers as of December 31, 2005	Styles
AQR Capital Management, LLC	Market-Oriented
Fidelity Management & Research Company	Market-Oriented
The Boston Company Asset Management, LLC	Value
Wellington Management Company, LLP	Growth

*	The Fund commenced operations on January 2, 1997. Index comparison began December 31, 1996.
**	Morgan Stanley Capital International Europe, Australia, Far East (MSCI EAFE) Index is an index composed of an arithmetic, market value-weighted average of the performance of approximately 1,600 securities listed on the stock exchange of the countries of Europe, Australia, and the Far East. The index is calculated on a total-return basis, which includes reinvestment of gross dividends before deduction of withholding taxes.
§	Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Investments in securities of non-US issuers and foreign currencies involve investment risks different from those of US issuers. The Prospectus contains further information and details regarding these risks.

Non-U.S. Fund 33

Russell Investment Funds

Non-U.S. Fund

Shareholder Expense Example — December 31, 2005 (Unaudited)

Fund Expenses

The following disclosure provides important information regarding each Fund’s Expense Example, which appears on each Fund’s individual page in this Annual Report. Please refer to this information when reviewing the Expense Example for a Fund.

Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees; and other Fund expenses. The Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period indicated, which for this Fund is from July 1, 2005 to December 31, 2005.

Actual Expenses

The information in the table under the heading “Actual Performance” provides information about actual account values and actual expenses. You may use the information in this column, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first column in the row entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The information in the table under the heading “Hypothetical Performance (5% return before expenses)” provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the information under the heading “Hypothetical Performance (5% return before expenses)” is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual Performance	Hypothetical Performance (5% return before expenses)
Beginning Account Value July 1, 2005	$1,000.00	$1,000.00
Ending Account Value
December 31, 2005	$1,150.50	$1,019.41
Expenses Paid During Period*	$6.23	$5.85

*	Expenses are equal to the Fund’s annualized expense ratio of 1.15% (representing the six month period annualized), multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period). Reflects amounts waived and/or reimbursed by the investment adviser. Without the waiver and/or reimbursement, expenses would have been higher.

34 Non-U.S. Fund

Russell Investment Funds

Non-U.S. Fund

Schedule of Investments — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 92.3%
Australia - 3.2%
ABC Learning Centres, Ltd.	19,510	103
Amcor, Ltd.	105,830	580
AMP Ltd. (Ñ)	55,400	312
Australia & New Zealand Banking Group, Ltd.	32,139	564
Australian Gas Light Co., Ltd.	6,900	87
Australian Stock Exchange, Ltd.	4,500	107
AXA Asia Pacific Holdings, Ltd.	14,400	54
BHP Billiton, Ltd.	64,464	1,075
BlueScope Steel, Ltd. (Ñ)	10,300	53
Boral, Ltd. (Ñ)	5,600	33
Bradken, Ltd.	12,000	39
Brambles Industries, Ltd. (Ñ)	6,400	47
Caltex Australia, Ltd.	6,100	87
Centro Properties Group (Ñ)	4,900	23
CFS Gandel Retail Trust (Ñ)	23,400	34
Challenger Financial Services Group, Ltd.	10,800	32
Commonwealth Bank of Australia (Ñ)	8,400	263
Commonwealth Property Office Fund	18,200	17
Computershare, Ltd.	53,700	267
ConnectEast Group	68,094	57
CSR, Ltd. (Ñ)	26,700	68
David Jones, Ltd. (Ñ)	16,800	29
DB RREEF Trust (ö)(Ñ)	12,747	13
DCA Group, Ltd. (Ñ)	19,400	57
Downer EDI, Ltd.	28,022	147
Foster’s Group, Ltd.	34,943	143
GPT Group	30,500	92
Gunns, Ltd. (Ñ)	35,200	84
Iluka Resources, Ltd.	8,000	46
ING Industrial Fund	10,200	17
Insurance Australia Group, Ltd.	15,600	62
Lion Nathan, Ltd.	6,300	35
Macquarie Airports (Ñ)	18,100	42
Macquarie Bank, Ltd. (Ñ)	8,200	410
Macquarie Goodman Group (Ñ)	876	3
Macquarie Infrastructure Group (Ñ)	18,100	47
Mayne Pharma, Ltd. (Æ)	5,200	10
National Australia Bank, Ltd.	49,004	1,164
Oil Search, Ltd. (Ñ)	51,600	140
OneSteel, Ltd.	22,700	56
Origin Energy, Ltd.	9,700	53
PaperlinX, Ltd. (Ñ)	20,300	57
Publishing & Broadcasting, Ltd.	8,120	98
Qantas Airways, Ltd.	13,000	39
QBE Insurance Group, Ltd. (Ñ)	35,473	510
Ramsay Health Care, Ltd.	8,400	59
Rinker Group, Ltd.	27,036	326
Rio Tinto, Ltd. (Ñ)	2,600	132
Santos, Ltd.	6,000	54
Seek, Ltd.	12,400	27
Sons of Gwalia, Ltd. (Æ)(Ñ)(ß)	8,400	—
Stockland (Ñ)	8,900	42
Suncorp-Metway, Ltd.	9,200	135
Symbion Health, Ltd.	5,200	13
TABCORP Holdings, Ltd.	3,740	43
Telstra Corp., Ltd. (Ñ)	7,800	22
Toll Holdings, Ltd.	29,458	322
Transurban Group (Ñ)	36,400	176
United Group, Ltd. (Ñ)	12,300	104
Wesfarmers, Ltd.	1,300	35
Westfield Group (Ñ)	25,856	344
Westpac Banking Corp.	12,000	200
Woodside Petroleum, Ltd.	2,500	72
Woolworths, Ltd.	27,150	335

		9,697

Austria - 0.1%
Erste Bank der oesterreichischen Sparkassen AG	7,700	429

Belgium - 0.7%
Belgacom SA	5,900	192
Compagnie Maritime Belge SA (Ñ)	900	30
Delhaize Group (Ñ)	800	52
Dexia	3,300	76
Fortis	21,130	673
Fortis (Ñ)	4,700	150
Groupe Bruxelles Lambert SA (Æ)	800	78
KBC Groep NV	7,849	731
Mobistar SA (Ñ)	600	48
Umicore	400	47

		2,077

Brazil - 0.4%
Cia Vale do Rio Doce Class A	13,100	539
Petroleo Brasileiro SA - ADR (Ñ)	6,060	432
Telecomunicacoes Brasileiras SA - ADR	7,100	244

		1,215

Canada - 1.0%
Cameco Corp.	5,400	342
Canadian Pacific Railway, Ltd.	3,300	138
Inco, Ltd.	12,600	549
Research In Motion, Ltd. (Æ)	8,600	568

Non-U.S. Fund 35

Russell Investment Funds

Non-U.S. Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
SNC-Lavalin Group, Inc.	9,100	597
Suncor Energy, Inc.	13,500	852

		3,046

China - 0.1%
China Construction Bank
Class H (Æ)(Ñ)(þ)	158,000	55
China Telecom Corp., Ltd. Class H	314,000	114
Foxconn International Holdings, Ltd. (Æ)	86,000	138

		307

Denmark - 0.3%
Danske Bank A/S	21,590	761
East Asiatic Co., Ltd. A/S (Ñ)	875	82
Novo-Nordisk A/S Series B	1,350	76
TDC A/S	2,000	120

		1,039

Finland - 1.3%
Fortum OYJ	31,800	596
M-real OYJ Class B	72,200	361
Neste Oil OYJ (Æ)	10,600	300
Nokia OYJ	95,750	1,751
Nokia OYJ - ADR	14,098	258
Nokian Renkaat OYJ (Ñ)	2,000	25
Orion OYJ Class B (Ñ)	2,300	43
Rautaruukki OYJ	2,800	68
Sampo OYJ	5,900	103
UPM-Kymmene OYJ	28,099	551

		4,056

France - 8.2%
Alstom RGPT (Æ)	11,261	648
Altran Technologies SA (Æ)	37,350	419
Assurances Generales de France	1,000	99
Axa SA (Ñ)	23,969	774
BNP Paribas (Ñ)	33,304	2,695
Cap Gemini SA (Æ)	6,700	269
Carrefour SA	24,190	1,134
Christian Dior SA	3,300	293
Cie de Saint-Gobain (Ñ)	3,200	190
Cie Generale d’Optique Essilor International SA	12,921	1,043
CNP Assurances (Ñ)	4,100	323
Credit Agricole SA	25,730	811
Dassault Systemes SA	21,449	1,211
Eiffage	249	27
Eutelsat Communications (Æ)	10,293	147
France Telecom SA (Ñ)	43,760	1,087
Groupe Danone (Ñ)	4,700	491
Lafarge SA (Ñ)	4,032	363
Lagardere SCA (Ñ)	2,400	185
LVMH Moet Hennessy Louis Vuitton SA	12,233	1,087
Natexis Banques Populaires	200	33
Peugeot SA (Ñ)	4,400	254
PPR SA	5,051	569
Publicis Groupe	26,394	919
Renault SA (Ñ)	800	65
Sanofi-Aventis	11,867	1,040
Societe BIC SA (Ñ)	2,600	155
Societe Generale (Ñ)	8,800	1,083
Sodexho Alliance SA (Ñ)	8,300	342
Suez SA	1,228	38
Suez SA (Ñ)	11,800	367
Suez SA (Æ)	1,228	—
Thomson (Ñ)	21,470	450
Total SA (Ñ)	11,646	2,926
Total SA - ADR (Ñ)	6,516	824
Unibail	4,907	653
Valeo SA (Ñ)	18,046	671
Vallourec SA	500	275
Veolia Environnement (Æ)	18,850	853
Vinci SA (Ñ)	1,200	103

		24,916

Germany - 7.6%
Aareal Bank AG (Æ)	4,763	181
Adidas-Salomon AG	5,115	969
Allianz AG	15,936	2,414
AMB Generali Holding AG	800	80
BASF AG	1,200	92
Bayer AG	17,400	727
Bilfinger Berger AG	5,600	267
Celesio AG	2,300	198
Commerzbank AG	28,980	893
Continental AG	8,000	710
DaimlerChrysler AG	3,600	184
Deutsche Bank AG (Ñ)	8,369	811
Deutsche Boerse AG (Ñ)	11,047	1,132
Deutsche Lufthansa AG (Ñ)	39,257	581
Deutsche Post AG	48,280	1,171
Deutsche Post AG (Æ)	254	6
Deutsche Telekom AG	67,420	1,124
E.ON AG	26,309	2,722
Fresenius Medical Care AG (Ñ)	400	42
Hannover Rueckversicherung AG (Ñ)	19,590	694
Hochtief AG	4,400	197
Infineon Technologies AG (Æ)(Ñ)	68,630	628

36 Non-U.S. Fund

Russell Investment Funds

Non-U.S. Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
MAN AG	6,700	357
Medion AG (Ñ)	6,300	87
Merck KGaA	18,654	1,545
Metro AG (Ñ)	9,060	438
MLP AG (Ñ)	600	12
Muenchener Rueckversicherungs AG	9,645	1,306
RWE AG	2,300	170
Salzgitter AG	6,200	335
SAP AG	6,800	1,233
Schering AG	3,260	218
Siemens AG	5,259	451
ThyssenKrupp AG	3,000	63
TUI AG (Ñ)	15,900	326
Volkswagen AG (Ñ)	12,300	650

		23,014

Greece - 0.5%
EFG Eurobank Ergasias SA	19,900	625
OPAP SA	18,050	622
Public Power Corp.	15,090	330

		1,577

Hong Kong - 1.1%
Bank of East Asia, Ltd.	222,173	670
BOC Hong Kong Holdings, Ltd. (Ñ)	34,000	66
Cheung Kong Holdings, Ltd.	25,000	257
Citic Pacific, Ltd.	84,000	232
CLP Holdings, Ltd.	12,500	72
CNOOC, Ltd.	52,000	35
Esprit Holdings, Ltd.	4,000	28
Hopewell Holdings	20,000	50
Hutchison Telecommunications International, Ltd. (Æ)	8,000	12
Hutchison Whampoa, Ltd.	45,000	429
Kerry Properties, Ltd. (Ñ)	19,000	50
Kingboard Chemical Holdings, Ltd.	8,000	22
Li & Fung, Ltd.	68,000	131
New World Development, Ltd.	36,000	50
Noble Group, Ltd. (Ñ)	42,000	32
Orient Overseas International, Ltd. (Ñ)	13,800	47
Prosperity REIT (Æ)((ö)	1	—
Shangri-La Asia, Ltd. (Ñ)	42,000	70
Shun TAK Holdings, Ltd.	250,000	230
Sino Land Co. (Ñ)	42,000	51
Sun Hung Kai Properties, Ltd.	5,000	49
Swire Pacific, Ltd.	31,000	278
Techtronic Industries Co. (Ñ)	34,000	81
Television Broadcasts, Ltd.	22,000	117
Wharf Holdings, Ltd.	51,000	181

		3,240

Indonesia - 0.0%
Telekomunikasi Indonesia Tbk PT - ADR	1,750	42

Ireland - 0.7%
Bank of Ireland	54,088	852
CRH PLC	24,200	712
Ryanair Holdings PLC - ADR (Æ)	8,705	487

		2,051

Israel - 0.3%
Teva Pharmaceutical Industries, Ltd. - ADR	21,200	912

Italy - 3.8%
Autostrade SpA (Ñ)	24,900	597
Banca Intesa SpA (Ñ)	74,403	394
Banco Popolare di Verona e Novara SCRL (Ñ)	43,530	881
Benetton Group SpA (Ñ)	23,265	265
Enel SpA (Ñ)	29,700	233
Eni SpA (Ñ)	113,150	3,139
ERG SpA	6,100	147
Finmeccanica SpA (Ñ)	10,422	202
Fondiaria-Sai SpA (Ñ)	12,100	399
Hera SpA (Ñ)	20,000	53
Italcementi SpA (Ñ)	9,300	174
Lottomatica SpA (Æ)(Ñ)	7,500	271
Mediaset SpA (Ñ)	9,100	96
Milano Assicurazioni SpA (Ñ)	50,200	343
Parmalat Finanziaria SpA (Æ)(Ñ)(ß)	12,500	—
Seat Pagine Gialle SpA (Æ)	671,800	314
Snam Rete Gas SpA (Ñ)	34,000	140
Telecom Italia Media SpA (Æ)(Ñ)	24,598	13
Telecom Italia SpA	139,949	347
Telecom Italia SpA (Ñ)	92,500	269
UniCredito Italiano SpA (Ñ)	424,405	2,924
Unipol SpA	53,350	150

		11,351

Japan - 23.8%
77 Bank, Ltd. (The)	66,300	504
Access Co., Ltd. (Æ)	5	128
Aeon Co., Ltd.	37,500	954
Aida Engineering, Ltd.	16,000	128
Aiful Corp.	3,944	329
Aioi Insurance Co., Ltd.	15,000	104
Aisin Seiki Co., Ltd.	8,900	327
Ajinomoto Co., Inc.	18,000	184
Alps Electric Co., Ltd. (Ñ)	4,800	67

Non-U.S. Fund 37

Russell Investment Funds

Non-U.S. Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Arrk Corp.	3,600	266
Aruze Corp.	4,300	88
Asahi Breweries, Ltd. (Ñ)	4,500	55
Asahi Glass Co., Ltd. (Ñ)	41,000	529
Asahi Kasei Corp. (Ñ)	15,000	101
Astellas Pharma, Inc. (Ñ)	22,000	858
Autobacs Seven Co., Ltd. (Ñ)	600	31
Bandai Visual Co., Ltd.	39	147
Bank of Kyoto, Ltd. (The)	5,000	60
Bank of Yokohama, Ltd. (The) (Ñ)	6,000	49
Bridgestone Corp. (Ñ)	6,000	125
BSL Corp. (Ñ)	29,000	65
Canon Sales Co., Inc. (Ñ)	3,000	64
Canon, Inc. (Ñ)	29,400	1,720
Chiba Bank, Ltd. (The)	6,000	50
Chiyoda Corp.	1,000	23
Chubu Electric Power Co., Inc. (Ñ)	6,800	162
Citizen Watch Co., Ltd. (Ñ)	4,600	38
Cosmo Oil Co., Ltd. (Ñ)	14,000	70
Credit Saison Co., Ltd.	6,800	340
Cyber Communications, Inc. (Æ)	36	186
Dai Nippon Printing Co., Ltd.	7,000	125
Daihatsu Motor Co., Ltd. (Ñ)	5,000	54
Daiichi Sankyo Co., Ltd. (Æ)	5,706	110
Daikin Industries, Ltd. (Ñ)	7,300	214
Daimaru, Inc.	6,000	87
Dainippon Sumitomo Pharmaceutical Co., Ltd. (Ñ)	3,000	28
Daiwa House Industry Co., Ltd.	6,000	94
Daiwa Securities Group, Inc.	41,000	465
Denso Corp.	2,000	69
Dentsu, Inc.	297	967
Don Quijote Co., Ltd. (Ñ)	1,500	125
East Japan Railway Co.	82	564
Eighteenth Bank, Ltd. (The)	10,000	63
Eisai Co., Ltd. (Ñ)	21,800	915
Exedy Corp.	6,300	176
Fanuc, Ltd.	11,500	976
FCC Co., Ltd.	1,500	75
Frontier Real Estate Investment Corp. (ö)	14	96
Fuji Heavy Industries, Ltd. (Ñ)	46,900	254
Fuji Photo Film Co., Ltd.	33,200	1,098
Fujitsu, Ltd.	61,000	464
Funai Electric Co., Ltd.	4,700	520
Glory, Ltd.	2,900	49
Hiroshima Bank, Ltd. (The)	16,000	103
Hitachi Chemical Co., Ltd. (Ñ)	4,600	122
Hitachi Koki Co., Ltd.	16,000	265
Hitachi, Ltd. (Ñ)	22,000	148
Hokkaido Electric Power Co., Inc.	1,900	39
Hokuhoku Financial Group, Inc. (Ñ)	51,000	238
Honda Motor Co., Ltd.	5,800	331
Hoya Corp.	11,700	421
Index Corp. (Ñ)	150	272
Isuzu Motors, Ltd. (Ñ)	6,000	23
Itochu Corp.	16,000	133
Itochu-Shokuhin Co., Ltd.	2,200	93
Iyo Bank, Ltd. (The)	3,000	33
Japan Asia Investment Co., Ltd.	19,000	158
Japan Logistics Fund, Inc. (ö)(Æ)	22	152
Japan Tobacco, Inc.	39	569
JFE Holdings, Inc. (Ñ)	11,300	379
JS Group Corp.	26,100	522
JSR Corp.	44,800	1,178
JTEKT Corp.	29,000	540
Kadokawa Holdings, Inc. (Ñ)	5,300	169
Kamigumi Co., Ltd.	16,000	142
Kaneka Corp.	14,000	169
Kansai Electric Power Co., Inc. (The) (Ñ)	7,800	168
Kansai Paint Co., Ltd. (Ñ)	24,000	206
Kanto Tsukuba Bank, Ltd. (The) (Æ)	3,500	78
Kao Corp.	25,000	670
Kawasaki Heavy Industries, Ltd. (Ñ)	21,000	77
Kawasaki Kisen Kaisha, Ltd. (Ñ)	10,000	63
KDDI Corp.	168	969
Keihin Corp.	1,400	36
Keyence Corp.	3,200	910
Kirin Beverage Corp. (Ñ)	2,500	51
Kobe Steel, Ltd.	24,000	78
Koei Co., Ltd. (Ñ)	6,110	169
Koito Manufacturing Co., Ltd.	7,000	108
Komatsu, Ltd.	49,000	811
Komori Corp.	2,000	37
Kose Corp. (Ñ)	3,300	132
Kubota Corp. (Ñ)	19,000	160
Kuraray Co., Ltd. (Ñ)	41,600	431
Kurita Water Industries, Ltd. (Ñ)	6,500	124
Kyocera Corp.	1,100	80
Kyowa Hakko Kogyo Co., Ltd.	16,000	112
Kyushu Electric Power Co., Inc.	3,500	76
Kyushu-Shinwa Holdings, Inc. (Æ)(Ñ)	38,000	109
Livedoor Co., Ltd. (Æ)	29,553	184
Mabuchi Motor Co., Ltd. (Ñ)	9,300	516
Makita Corp. (Ñ)	4,300	106
Marubeni Corp. (Ñ)	24,000	129
Marui Co., Ltd.	8,100	159
Matsumotokiyoshi Co., Ltd. (Ñ)	5,400	171
Matsushita Electric Industrial Co., Ltd.	75,000	1,447
Matsushita Electric Works, Ltd.	7,000	65

38 Non-U.S. Fund

Russell Investment Funds

Non-U.S. Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Mazda Motor Corp. (Ñ)	16,000	73
Millea Holdings, Inc.	8	138
Minebea Co., Ltd. (Ñ)	56,000	299
Mitsubishi Chemical Holdings Corp. (Æ)	14,500	91
Mitsubishi Corp.	23,200	513
Mitsubishi Electric Corp. (Ñ)	30,000	212
Mitsubishi Estate Co., Ltd.	11,000	228
Mitsubishi Gas Chemical Co., Inc.	7,000	66
Mitsubishi Heavy Industries, Ltd.	15,000	66
Mitsubishi Logistics Corp.	7,000	118
Mitsubishi Rayon Co., Ltd.	36,000	238
Mitsubishi UFJ Financial Group, Inc.	144	1,954
Mitsui & Co., Ltd. (Ñ)	44,000	565
Mitsui Chemicals, Inc. (Ñ)	16,000	108
Mitsui Fudosan Co., Ltd. (Ñ)	22,000	447
Mitsui OSK Lines, Ltd. (Ñ)	17,000	148
Mitsui Sumitomo Insurance Co., Ltd.	21,000	257
Mitsui Trust Holdings, Inc.	7,000	84
Mizuho Financial Group, Inc.	172	1,365
Mori Seiki Co., Ltd. (Ñ)	4,500	68
Murata Manufacturing Co., Ltd.	3,500	224
Nafco Co., Ltd.	1,300	59
NEC Corp.	8,000	50
Netprice, Ltd. (Æ)	22	97
Nidec Corp.	2,700	230
Nikko Cordial Corp. (Ñ)	7,000	111
Nippon Electric Glass Co., Ltd. (Ñ)	65,000	1,419
Nippon Express Co., Ltd. (Ñ)	160,600	979
Nippon Mining Holdings, Inc.	14,000	100
Nippon Oil Corp.	50,000	388
Nippon Paper Group, Inc.	70	280
Nippon Shokubai Co., Ltd.	6,000	68
Nippon Steel Corp. (Ñ)	66,000	235
Nippon Telegraph & Telephone Corp.	40	182
Nippon Yusen KK	27,000	185
Nishi-Nippon City Bank, Ltd. (The) (Ñ)	43,000	257
Nissan Motor Co., Ltd. (Ñ)	112,600	1,141
Nissha Printing Co., Ltd.	4,000	116
Nisshin Seifun Group, Inc.	1,000	11
Nisshin Steel Co., Ltd. (Ñ)	26,000	84
Nitto Denko Corp.	6,800	530
NOK Corp. (Ñ)	5,400	146
Nomura Holdings, Inc.	13,000	249
NSK, Ltd. (Ñ)	7,000	48
NTT DoCoMo, Inc.	35	53
NTT Urban Development Corp.	30	199
Obayashi Corp.	5,000	37
Obic Co., Ltd.	950	209
OJI Paper Co., Ltd.	9,000	53
OMC Card, Inc. (Ñ)	5,000	107
ORIX Corp.	3,990	1,017
Osaka Gas Co., Ltd. (Ñ)	17,000	59
Parco Co., Ltd.	11,000	126
Rengo Co., Ltd. (Ñ)	10,000	61
Resona Holdings, Inc. (Æ)	42	169
Ricoh Co., Ltd.	35,000	613
Rinnai Corp. (Ñ)	18,000	427
Rohm Co., Ltd.	9,400	1,023
Sankyo Co., Ltd.	1,300	75
Sapporo Hokuyo Holdings, Inc.	3	27
SBI Holdings, Inc. (Ñ)	433	293
Sega Sammy Holdings, Inc. (Ñ)	9,800	328
Sekisui Chemical Co., Ltd.	75,200	509
Sekisui House, Ltd. (Ñ)	50,800	639
Seven & I Holdings Co., Ltd. (Æ)	23,620	1,011
Sharp Corp.	54,000	821
Shimadzu Corp. (Ñ)	7,000	49
Shimizu Corp.	7,000	51
Shin-Etsu Chemical Co., Ltd.	16,000	851
Shinsei Bank, Ltd.	164,000	948
Shionogi & Co., Ltd. (Ñ)	15,000	211
Shizuoka Bank, Ltd. (The)	6,000	60
Showa Shell Sekiyu KK (Ñ)	2,500	30
Skylark Co., Ltd. (Ñ)	27,600	440
SMBC Friend Securities Co., Ltd.	11,000	89
SMC Corp.	900	129
Softbank Corp. (Ñ)	26,500	1,119
Sohgo Security Services Co., Ltd.	10,398	159
Sompo Japan Insurance, Inc.	8,000	108
Sony Corp. (Ñ)	14,200	580
Stanley Electric Co., Ltd. (Ñ)	11,500	187
Sugi Pharmacy Co., Ltd.	400	19
Sumco Corp. (Æ)	2,300	121
Sumisho Lease Co., Ltd.	4,700	240
Sumitomo Bakelite Co., Ltd. (Ñ)	22,800	188
Sumitomo Chemical Co., Ltd.	32,200	221
Sumitomo Electric Industries, Ltd.	20,000	304
Sumitomo Forestry Co., Ltd.	16,000	160
Sumitomo Heavy Industries, Ltd.	18,000	151
Sumitomo Metal Industries, Ltd.	20,000	77
Sumitomo Mitsui Financial Group, Inc. (Ñ)	236	2,501
Sumitomo Trust & Banking Co., Ltd. (The)	13,000	133
Sumitomo Warehouse Co., Ltd. (The) (Ñ)	12,000	103
T&D Holdings, Inc. (Ñ)	7,300	484
Taiheiyo Cement Corp. (Ñ)	19,000	77
Take And Give Needs Co., Ltd. (Æ)(Ñ)	191	319

Non-U.S. Fund 39

Russell Investment Funds

Non-U.S. Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Takeda Pharmaceutical Co., Ltd.	8,700	471
Takefuji Corp.	12,060	819
Tanabe Seiyaku Co., Ltd.	7,000	68
TDK Corp.	1,300	90
Teijin, Ltd.	14,000	89
Telewave, Inc.	24	178
Terumo Corp.	5,200	154
Toagosei Co., Ltd.	10,000	55
Tobu Railway Co., Ltd.	16,000	84
Toda Corp.	9,000	49
Tohoku Electric Power Co., Inc.	4,500	92
Tokyo Electric Power Co., Inc. (The)	9,500	231
Tokyo Electron, Ltd.	2,400	151
Tokyo Gas Co., Ltd. (Ñ)	10,000	44
Toppan Printing Co., Ltd. (Ñ)	4,000	47
Toshiba Corp. (Ñ)	31,000	185
Tosoh Corp.	7,000	31
Toyo Seikan Kaisha, Ltd.	3,000	49
Toyobo Co., Ltd.	22,000	74
Toyoda Gosei Co., Ltd.	17,400	339
Toyota Motor Corp.	75,700	3,928
Toyota Tsusho Corp.	3,000	68
Trend Micro, Inc. (Ñ)	5,000	189
UNY Co., Ltd. (Ñ)	2,000	32
Valor Co., Ltd.	2,280	89
Vodafone KK	2	4
West Japan Railway Co.	23	96
Xebio Co., Ltd. (Ñ)	2,400	125
Yahoo! Japan Corp. (Ñ)	187	284
Yamada Denki Co., Ltd. (Ñ)	300	38
Yamaha Corp. (Ñ)	1,900	32
Yamaha Motor Co., Ltd. (Ñ)	4,800	125
Yamato Holdings Co., Ltd.	78,000	1,294
Yokogawa Electric Corp. (Ñ)	8,200	140

		71,907

Luxembourg - 0.4%
Arcelor (Ñ)	400	10
SES Global SA	61,171	1,071

		1,081

Mexico - 1.0%
America Movil SA de CV Series L	35,200	1,030
Coca-Cola Femsa SA de CV - ADR (Ñ)	16,300	440
Grupo Televisa SA - ADR	15,000	1,208
Telefonos de Mexico SA de CV Series L	15,490	382

		3,060

Netherlands - 4.1%
ABN AMRO Holding NV	34,517	903
Aegon NV (Ñ)	44,654	727
ASML Holding NV (Æ)	30,507	610
Buhrmann NV	23,500	346
CSM	3,600	98
Euronext NV	7,800	406
European Aeronautic Defense and Space Co. (Ñ)	12,200	461
Heineken NV	28,468	903
Hunter Douglas NV	700	38
ING Groep NV	25,520	885
Koninklijke Ahold NV (Æ)	30,500	229
Koninklijke Philips Electronics NV	59,726	1,857
Oce NV (Ñ)	1,700	25
Rodamco Europe NV	4,400	366
Royal Dutch Shell PLC Class A	29,500	899
Koninklijke KPN NV	8,700	87
Royal Numico NV (Æ)	47,131	1,952
Unilever NV	1,700	116
VNU NV (Ñ)	30,490	1,011
Wolters Kluwer NV	30,631	619

		12,538

Norway - 0.5%
DNB NOR ASA	55,792	595
Statoil ASA	25,000	574
Yara International ASA	13,400	195

		1,364

Portugal - 0.2%
Energias de Portugal SA	151,640	467

Singapore - 0.9%
CapitaCommercial Trust (ö)	49,000	44
CapitaLand, Ltd. (Ñ)	63,200	131
DBS Group Holdings, Ltd.	87,110	864
Fraser and Neave, Ltd.	3,000	33
Jardine Cycle & Carriage, Ltd.	9,000	60
Keppel Corp., Ltd. (Ñ)	45,000	298
NatSteel, Ltd.	10,000	9
Neptune Orient Lines, Ltd.	28,000	57
Oversea-Chinese Banking Corp.	6,000	24
Parkway Holdings, Ltd.	74,000	94
SembCorp Industries, Ltd.	26,880	44
SembCorp Marine, Ltd.	5,000	8
Singapore Airlines, Ltd.	3,000	22
Singapore Petroleum Co., Ltd. (Ñ)	15,000	43
Singapore Post, Ltd.	62,000	43

40 Non-U.S. Fund

Russell Investment Funds

Non-U.S. Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Singapore Technologies Engineering, Ltd.	44,000	76
Singapore Telecommunications, Ltd.	22,790	36
United Overseas Bank, Ltd.	63,200	555
United Overseas Land, Ltd. (Ñ)	27,300	41
Venture Corp., Ltd.	12,000	100

		2,582

South Africa - 0.1%
Nedbank Group, Ltd.	28,424	449

South Korea - 1.0%
Hana Financial Group, Inc.	13,584	621
Korea Electric Power Corp. - ADR	15,290	298
KT Corp. - ADR (Ñ)	16,800	362
LG Electronics, Inc. (Æ)	3,530	312
Samsung Electronics Co., Ltd.	1,528	996
SK Telecom Co., Ltd. - ADR (Ñ)	21,700	440

		3,029

Spain - 2.7%
Acerinox SA (Ñ)	3,900	57
Actividades de Construccion y Servicios SA	20,713	667
Altadis SA	35,700	1,620
Antena 3 de Television SA (Ñ)	7,600	181
Banco Bilbao Vizcaya Argentaria SA	36,432	650
Banco de Sabadell SA	9,500	249
Banco Santander Central Hispano SA (Ñ)	29,280	386
Cia de Distribucion Integral Logista SA (Ñ)	900	44
Corp Mapfre SA	22,530	372
Ebro Puleva SA (Ñ)	18,300	304
Endesa SA (Ñ)	22,322	587
Fomento de Construcciones y Contratas SA (Ñ)	1,000	57
Gamesa Corp. Tecnologica SA	7,100	104
Gestevision Telecinco SA (Ñ)	16,800	424
Iberia Lineas Aereas de Espana (Ñ)	8,400	23
Indra Sistemas SA	13,000	254
Repsol YPF SA (Ñ)	7,930	232
Repsol YPF SA - ADR	23,339	686
Sociedad General de Aguas de Barcelona SA Class A	1,200	26
Telefonica SA	76,424	1,150
Union Fenosa SA	4,400	164

		8,237

Sweden - 2.4%
Atlas Copco AB Class A (Ñ)	16,100	359
Axfood AB (Ñ)	700	19
Elekta AB Class B (Ñ)	3,300	49
Fabege AB	1,800	34
Hennes & Mauritz AB 36 Series B	2,000	68
Lundin Petroleum AB (Æ)(Ñ)	5,000	53
Nordea Bank AB (Ñ)	23,500	244
OMX AB (Æ)(Ñ)	2,400	33
Sandvik AB	1,800	84
Securitas AB Series B	18,305	304
Skandia Forsakrings AB (Ñ)	118,768	712
Skandinaviska Enskilda Banken AB Class A (Ñ)	7,800	160
Skanska AB Class B	5,100	78
Ssab Svenskt Stal AB	3,000	107
Svenska Cellulosa AB Series B	16,280	609
Svenska Handelsbanken Series A (Ñ)	24,293	602
Swedish Match AB	3,500	41
Tele2 AB Class B (Ñ)	3,600	39
Telefonaktiebolaget LM Ericsson Series B	1,014,658	3,487
TeliaSonera AB	9,500	51
Volvo AB Class A	1,500	69
Volvo AB Class B (Ñ)	1,200	57

		7,259

Switzerland - 7.8%
ABB, Ltd. (Æ)	77,620	753
Ciba Specialty Chemicals AG	13,058	845
Clariant AG	25,550	376
Compagnie Financiere Richemont AG Class A	14,606	636
Credit Suisse Group	64,096	3,268
Georg Fischer AG	319	109
Kuehne & Nagel International AG	2,100	592
Logitech International SA (Æ)	14,126	664
Lonza Group AG (Ñ)	2,520	154
Nestle SA	9,478	2,835
Novartis AG	57,741	3,034
Phonak Holding AG (Ñ)	1,600	69
PubliGroupe SA	77	21
Rieter Holding AG	11	3
Roche Holding AG	23,341	3,505
Serono SA	1,515	1,207
Sulzer AG	336	178
Swatch Group AG	12,641	382
Swiss Reinsurance	10,540	772
Swisscom AG	260	82
Synthes, Inc.	4,842	544
UBS AG	34,539	3,288

Non-U.S. Fund 41

Russell Investment Funds

Non-U.S. Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Xstrata PLC	2,186	51
Zurich Financial Services AG	562	120

		23,488

Taiwan - 0.5%
AU Optronics Corp. - ADR	22,200	333
Chi Mei Optoelectronics Corp.	469,000	694
United Microelectronics Corp. - ADR (Ñ)	141,250	441

		1,468

United Kingdom - 17.6%
3i Group PLC	75,192	1,096
Alliance & Leicester PLC	4,000	68
Alliance Unichem PLC	12,900	178
Anglo American PLC	51,995	1,770
Associated British Foods PLC	10,900	157
AstraZeneca PLC	19,252	940
Aviva PLC	33,500	406
BAA PLC	51,252	553
BAE Systems PLC	196,748	1,292
Barclays PLC	166,795	1,753
Barratt Developments PLC	14,500	246
BG Group PLC	111,400	1,101
BHP Billiton PLC	74,900	1,224
Boots Group PLC	68,022	708
BP PLC	421,269	4,486
Bradford & Bingley PLC	19,000	134
Brambles Industries PLC	42,600	306
British Airways PLC (Æ)	37,400	215
British American Tobacco PLC	36,200	810
British Land Co. PLC	52,400	961
BT Group PLC	204,448	784
Cable & Wireless PLC	64,000	131
Capita Group PLC	33,500	240
Carnival PLC	11,370	646
Carphone Warehouse Group PLC	207,924	991
Centrica PLC	185,630	814
Colt Telecom Group PLC (Æ)	32,000	31
Compass Group PLC	1,800	7
Corus Group PLC	113,308	115
Diageo PLC	48,108	697
easyJet PLC (Æ)	16,500	107
EMI Group PLC	263,820	1,101
George Wimpey PLC	14,900	123
GKN PLC	95,458	473
GlaxoSmithKline PLC	141,103	3,566
Hanson PLC	12,000	132
HBOS PLC	39,400	673
HMV Group PLC	21,700	67
HSBC Holdings PLC	166,040	2,665
Imperial Chemical Industries PLC	44,700	255
Inchcape PLC	6,100	239
ITV PLC	9,000	17
J Sainsbury PLC	102,309	555
Kingfisher PLC	145,207	593
Land Securities Group PLC	1,800	52
Legal & General Group PLC	16,000	34
Lloyds TSB Group PLC	47,100	396
Man Group PLC	400	13
Marks & Spencer Group PLC	45,052	391
Mitchells & Butlers PLC	14,258	103
Northern Foods PLC	18,400	48
Old Mutual PLC	163,700	464
Pilkington PLC	8,500	22
Prudential PLC	54,266	514
Reckitt Benckiser PLC	32,389	1,070
Reed Elsevier PLC	4,000	38
Reuters Group PLC	117,300	869
Rexam PLC	26,220	229
Rio Tinto PLC	16,215	741
Rolls-Royce Group PLC (Æ)	76,647	564
Royal & Sun Alliance Insurance Group PLC	128,900	279
Royal Bank of Scotland Group PLC	67,860	2,049
Royal Dutch Shell PLC
Class A	31,770	970
Class B	57,081	1,825
SABMiller PLC	5,100	93
Scottish & Southern Energy PLC	45,500	794
Scottish Power PLC	13,500	126
Shire PLC	12,600	161
Smiths Group PLC	25,800	464
Standard Chartered PLC	106,343	2,369
Tate & Lyle PLC	20,800	201
Tesco PLC	115,000	656
Trinity Mirror PLC	10,300	102
Unilever PLC	109,671	1,088
United Utilities PLC (Ñ)	12,950	150
Vodafone Group PLC	1,183,006	2,554
Wolseley PLC	2,000	42
WPP Group PLC	4,500	49
Yell Group PLC	16,500	152

		53,098

Total Common Stocks (cost $215,692)		278,996

42 Non-U.S. Fund

Russell Investment Funds

Non-U.S. Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Preferred Stocks - 0.5%
Germany - 0.4%
Fresenius AG	7,810	1,060

Italy - 0.1%
Unipol SpA (Ñ)	73,700	165

Total Preferred Stocks (cost $860)		1,225

	Notional Amount $
Options Purchased - 0.0%
Switzerland - 0.0%
Swiss Market Index Futures
Mar 2006 7,526.92 (EUR) Call (11)	630	45

Total Options Purchased (cost $43)		45

	Principal Amount ($) or Shares
Short-Term Investments - 6.6%
United States - 6.6%
Frank Russell Investment Company
Money Market Fund	17,022,000	17,022
United States Treasury Bills (ž)(§)
3.559% due 01/05/06 (ç)	2,000	1,999
4.028% due 03/16/06	1,000	992

Total Short-Term Investments (cost $20,013)		20,013

Other Securities - 16.7%
State Street Securities Lending Quality Trust (x)	50,521,273	50,521
Total Other Securities (cost $50,521)		50,521

Total Investments - 116.1% (identified cost $287,129)		350,800

Other Assets and Liabilities, Net - (16.1%)		(48,539)

Net Assets - 100.0%		302,261

A portion of the portfolio has been fair valued as of period end.

See accompanying notes which are an integral part of the financial statements.

Non-U.S. Fund 43

Russell Investment Funds

Non-U.S. Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions
AEX Index (Netherlands)
expiration date 01/06 (43)	4,433	32
CAC-40 Index (France)
expiration date 01/06 (13)	724	4
expiration date 03/06 (21)	1,173	9
DAX Index (Germany)
expiration date 03/06 (21)	3,368	50
EUR STOXX 50 Index (EMU)
expiration date 03/06 (80)	3,386	66
FTSE-100 Index (UK)
expiration date 03/06 (35)	3,374	50
OMX S30 Index (Sweden)
expiration date 01/06 (237)	2,865	46
TOPIX Index (Japan)
expiration date 03/06 (73)	10,165	286
Short Positions
CAC-40 Index (France)
expiration date 01/06 (8)	445	(3)
FTSE-100 Index (UK)
expiration date 03/06 (42)	4,049	(59)
Hang Seng Index (Hong Kong)
expiration date 01/06 (6)	574	14
IBEX Plus Indes (Spain)
expiration date 01/06 (18)	2,271	(43)
MIB-30 (Italy)
expiration date 03/06 (11)	2,322	(46)
SPI 200 Index (Australia)
expiration date 03/06 (35)	3,034	(85)

Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		321

Option Written (Number of Contracts)	Notional Amount $	Market Value $
Switzerland
Swiss Market Index Futures
Mar 2006 7,526.92 (EUR) Put (11)	630	(42)

Total Liability for Options Written
(premiums received $43)		(42)

See accompanying notes which are an integral part of the financial statements.

44 Non-U.S. Fund

Russell Investment Funds

Non-U.S. Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands

Foreign Currency Exchange Contracts

Amount Sold		Amount Bought		Settlement Date	Unrealized Appreciation (Depreciation) $
USD	22	AUD	30	01/03/06	—
USD	310	AUD	419	03/15/06	(3)
USD	3,144	CHF	4,033	03/15/06	(52)
USD	87	DKK	536	03/15/06	(1)
USD	362	EUR	300	03/15/06	(5)
USD	8,441	EUR	7,000	03/15/06	(119)
USD	10	GBP	6	01/03/06	—
USD	174	GBP	100	03/15/06	(2)
USD	176	GBP	100	03/15/06	(4)
USD	354	GBP	200	03/15/06	(10)
USD	885	GBP	502	03/15/06	(21)
USD	886	GBP	503	03/15/06	(20)
USD	2,265	GBP	1,286	03/15/06	(53)
USD	4,429	GBP	2,500	03/15/06	(126)
USD	15	HKD	113	01/03/06	—
USD	4	HKD	28	01/04/06	—
USD	25	HKD	197	03/15/06	—
USD	224	HKD	1,734	03/15/06	—
USD	4	JPY	527	01/04/06	—
USD	5	JPY	529	01/04/06	—
USD	7	JPY	770	01/04/06	—
USD	12	JPY	1,388	01/04/06	—
USD	5	JPY	530	01/05/06	—
USD	5	JPY	563	01/05/06	—
USD	7	JPY	779	01/05/06	—
USD	21	JPY	2,457	01/05/06	—
USD	63	JPY	7,398	01/05/06	—
USD	72	JPY	8,513	01/05/06	—
USD	4	JPY	530	01/06/06	—
USD	5	JPY	561	01/06/06	—
USD	6	JPY	767	01/06/06	—
USD	27	JPY	3,162	01/06/06	—
USD	2	JPY	204	03/15/06	—
USD	784	JPY	90,000	03/15/06	(13)
USD	883	JPY	101,488	03/15/06	(15)
USD	883	JPY	101,488	03/15/06	(15)
USD	1,325	JPY	152,232	03/15/06	(22)
USD	1,325	JPY	152,232	03/15/06	(22)
USD	1,670	JPY	191,991	03/15/06	(28)
USD	1,767	JPY	202,976	03/15/06	(30)
USD	6,558	JPY	760,000	03/15/06	(55)
USD	3,470	NOK	23,065	03/15/06	(38)
USD	236	SEK	1,837	03/15/06	(3)
USD	327	SEK	2,558	03/15/06	(5)
USD	328	SEK	2,558	03/15/06	(4)
USD	328	SEK	2,558	03/15/06	(4)
USD	4,976	SGD	8,250	03/15/06	(3)
AUD	4,074	USD	3,017	03/15/06	37
CAD	25	USD	21	01/03/06	—
CAD	5	USD	4	01/04/06	—
CAD	39	USD	34	01/04/06	—
CAD	20	USD	17	01/05/06	—
CHF	286	USD	217	01/03/06	(1)
CHF	755	USD	588	03/15/06	9
CHF	755	USD	588	03/15/06	9
CHF	1,886	USD	1,468	03/15/06	22
DKK	70	USD	11	03/15/06	—
EUR	14	USD	17	01/03/06	—
EUR	18	USD	21	01/03/06	—
EUR	134	USD	161	03/15/06	2
EUR	400	USD	478	03/15/06	2
EUR	2,000	USD	2,414	03/15/06	37
EUR	8,148	USD	9,823	03/15/06	135
GBP	7	USD	12	01/03/06	—
GBP	23	USD	40	01/04/06	—
GBP	12	USD	20	01/05/06	—
GBP	100	USD	176	03/15/06	4
GBP	800	USD	1,417	03/15/06	41
GBP	3,015	USD	5,316	03/15/06	130
JPY	341	USD	3	01/04/06	—
JPY	934	USD	8	01/04/06	—
JPY	1,251	USD	11	01/04/06	—
JPY	1,877	USD	16	01/04/06	—
JPY	2,735	USD	23	01/05/06	—
JPY	4,527	USD	38	01/06/06	—
JPY	5,126	USD	43	01/06/06	—
JPY	6,163	USD	52	01/06/06	—
JPY	14,693	USD	124	01/06/06	—
JPY	25,000	USD	214	03/15/06	—
JPY	300,000	USD	2,620	03/15/06	52
NOK	3,803	USD	571	03/15/06	5
NOK	3,803	USD	571	03/15/06	5
NOK	3,803	USD	571	03/15/06	5
NOK	4,049	USD	608	03/15/06	6
NOK	7,606	USD	1,142	03/15/06	11
SEK	11,820	USD	1,515	03/15/06	19

Total Unrealized Appreciation (Depreciation) on Open Foreign Currency Exchange Contracts					(143)

See accompanying notes which are an integral part of the financial statements.

Non-U.S. Fund 45

Russell Investment Funds

Non-U.S. Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands

Index Swap Contracts

Fund Receives Underlying Security	Counter Party	Notional Amount
MCSI Austria
Local Net Total Return Index	Merrill Lynch	EUR	421
MSCI Belgium
Local Net Total Return Index	Merrill Lynch	EUR	298
MCSI Denmark
Local Net Total Return Index	Merrill Lynch	DKK	1,118
MCSI Denmark
Local Net Total Return Index	Merrill Lynch	DKK	1,118
MCSI Norway
Local Net Total Return Index	Merrill Lynch	NOK	14,734

Fund Pays Floating Rate	Termination Date	Unrealized Appreciation (Depreciation) $
1 Month EUR LIBOR
plus 0.40%	01/23/06	10
1 Month EUR LIBOR
minus 0.40%	01/18/06	4
1 Month DKK CIBOR
plus 0.40%	01/18/06	5
1 Month DKK CIBOR
plus 0.40%	01/23/06	5
1 Month NOK NIBOR
plus 0.40%	01/23/06	21

Total Unrealized Appreciation (Depreciation) on Open Index Swap Contracts		45

Industry Diversification (Unaudited)	% of Net Assets	Market Value $
Auto and Transportation	6.0	19,133
Consumer Discretionary	9.6	30,192
Consumer Staples	6.3	18,870
Financial Services	24.6	73,428
Health Care	7.6	22,639
Integrated Oils	6.3	18,946
Materials and Processing	9.9	30,410
Miscellaneous	1.0	2,537
Other Energy	0.4	1,650
Producer Durables	7.3	20,671
Technology	6.3	18,487
Utilities	7.5	23,258
Options Purchased	—	45
Short-Term Investments	6.6	20,013
Other Securities	16.7	50,521

Total Investments	116.1	350,800
Other Assets and Liabilities, Net	(16.1)	(48,539)

Net Assets	100.0	302,261

Geographic Diversification (Unaudited)	% of Net Assets	Market Value $
Africa	0.1	449
Asia	6.8	20,365
Europe	41.8	126,214
Japan	23.8	71,907
Latin America	1.4	4,275
Middle East	0.3	912
Other Regions	7.6	23,059
United Kingdom	17.6	53,098
Other Securities	16.7	50,521

Total Investments	116.1	350,800
Other Assets and Liabilities, Net	(16.1)	(48,539)

Net Assets	100.0	302,261

See accompanying notes which are an integral part of the financial statements.

46 Non-U.S. Fund

Russell Investment Funds

Non-U.S. Fund

Presentation of Portfolio Holdings — December 31, 2005 (Unaudited)

Categories	% of Net Assets
Australia	3.2
Austria	0.1
Belgium	0.7
Brazil	0.4
Canada	1.0
China	0.1
Denmark	0.3
Finland	1.3
France	8.2
Germany	7.6
Greece	0.5
Hong Kong	1.1
Indonesia	—	*
Ireland	0.7
Israel	0.3
Italy	3.8
Japan	23.8
Luxembourg	0.4
Mexico	1.0
Netherlands	4.1
Norway	0.5
Portugal	0.2
Singapore	0.9
South Africa	0.1
South Korea	1.0
Spain	2.7
Sweden	2.4
Switzerland	7.8
Taiwan	0.5
United Kingdom	17.6
Preferred Stocks	0.5
Options Purchased	—	*
Short-Term Investments	6.6
Other Securities	16.7

Total Investments	116.1
Other Assets and Liabilities, Net	(16.1)

	100.0

Futures Contracts	0.1
Options Written	(—	)*
Foreign Currency Exchange Contracts	(—	)*
Index Swap Contracts	—	*

*	Less than .05% of net assets.

See accompanying notes which are an integral part of the financial statements.

Non-U.S. Fund 47

Russell Investment Funds

Real Estate Securities Fund

Portfolio Management Discussion — December 31, 2005 (Unaudited)

Real Estate Securities Fund

Periods Ended 12/31/05	Total Return
1 Year	12.96%
5 Years	18.53	%§
Inception*	16.44	%§

NAREIT Equity REIT Index**

Periods Ended 12/31/05	Total Return
1 Year	12.15%
5 Years	19.08	%§
Inception*	16.49	%§

48 Real Estate Securities Fund

Russell Investment Funds

Real Estate Securities Fund

Portfolio Management Discussion, continued — December 31, 2005 (Unaudited)

What is the Fund’s investment objective?

The Fund seeks to provide current income and long term capital growth.

How did the Fund perform relative to its benchmark for the fiscal year ended December 31, 2005?

For the fiscal year ended December 31, 2005, the Real Estate Securities Fund gained 12.96%. This compared to the NAREIT Equity REIT Index, which gained 12.15% during the same period. The Fund’s performance includes operating expenses, whereas Index returns are unmanaged and do not include expenses of any kind.

For the year ended December 31, 2005, the Lipper® Real Estate Funds Average returned 11.92%. This result serves as a peer comparison and is expressed net of operating expenses.

How did the market conditions described in the Market Summary report affect the Fund’s performance?

The money managers positioned the Fund to capitalize on the strengthening economy and improving real estate market fundamentals. Sector positioning was a positive contributor to the Fund’s performance during the year. The largest overweight positions were in the lodging and regional malls sectors, which posted strong earnings growth during the fiscal year. The money managers maintained smaller overweights in the industrial, apartments and office sectors in view of the slower expected growth in these sectors.

The Fund maintained a primary focus on larger capitalization and more liquid real estate investment trusts (REITs) during the fiscal year. As this segment of the market outperformed the broader REIT market, the Fund benefited from this trend.

What were the primary contributors and detractors to the Fund’s performance during the last 12 months?

Both stock and property sector selection contributed positively to performance. Stock selection had the largest impact on performance and was strongest in the office, health care and shopping centers sectors.

The Fund benefited from overweight positions in the regional malls, apartments and office sectors. Underweight positions in the free standing retail, health care and mixed industrial/office sectors contributed positively to performance. The Fund’s overweight position in the lodging/resorts sector and underweight position in the self storage sector detracted from performance.

How did the investment strategies and techniques employed by the Fund and its money managers affect its performance?

AEW Management and Advisors, L.P. pursues a value-oriented style that focuses on identifying companies that it believes are mispriced relative to underlying real estate net asset values. AEW’s portfolio tends to track relatively closely to the benchmark sector weights. AEW outperformed the benchmark during the year, primarily due to stock selection in the office and shopping centers sectors. Sector selection was also positive, as overweight positions in the apartments and regional malls sectors and underweight positions in the health care and free standing retail sectors boosted performance. These positive contributors to performance were partially offset by an overweight position in the mixed industrial/office sector which detracted from performance.

INVESCO Institutional (N.A.), Inc. maintains a broadly diversified portfolio with exposure to all major property sectors. Its investment style incorporates fundamental property market research and bottom-up quantitative securities analysis. INVESCO outperformed the benchmark during the year due to positive stock and sector selection. Stock selection was strongest in the office and health care sectors. Sector selection added value through an overweight in the regional malls sector and underweight positions in the health care, free standing retail and mixed industrial/office sectors. These gains were partially offset by an overweight position in the lodging/resorts sector and an underweight position in the self storage sector.

RREEF America, LLC’s style emphasizes a top-down approach to property sector weights, based on an assessment of property market fundamentals. RREEF performed in line with the benchmark during the year as both stock and sector selection had neutral impacts on performance. An overweight position in the regional malls sector and underweight positions in the free standing retail and mixed industrial/office sectors boosted returns, but this was offset by an overweight position in the lodging/resorts sector and an underweight position in the self storage sector. Stock selection was positive in several property sectors; however this was offset by poor stock selection in the regional malls sector.

Heitman Real Estate Securities, LLC follows a bottom-up investment approach, selecting a smaller number of stocks than the Fund’s other money managers. Heitman focuses on companies that it believes have attractive valuations relative to growth prospects. Heitman outperformed the benchmark for the portion of the year it was in the Fund due to strong stock selection across most sectors.

Describe any changes to the Fund’s structure or the money manager line-up.

Heitman was added to the Fund’s money manager line-up in January 2005. Heitman is expected to be complementary to the other money managers in the Fund due to its growth-oriented style and more concentrated portfolio.

Real Estate Securities Fund 49

Russell Investment Funds

Real Estate Securities Fund

Portfolio Management Discussion, continued — December 31, 2005 (Unaudited)

Money Managers as of December 31, 2005	Styles
AEW Management and Advisors, L.P.	Value
Heitman Real Estate Securities, LLC	Growth
INVESCO Institutional (N.A.), Inc., through its INVESCO Real Estate division	Market-Oriented
RREEF America L.L.C.	Market-Oriented

*	The Fund commenced operations on April 30, 1999.
**	National Association of Real Estate Investment Trusts (NAREIT) Equity REIT Index is an index composed of all the data based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Exchange, American Stock Exchange, and the NASDAQ National Market System. The data is market value-weighted. The total-return calculation is based upon whether it is 1-month, 3-months or 12-months. Only those REITs listed for the entire period are used in the total return calculation.
§	Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

50 Real Estate Securities Fund

Russell Investment Funds

Real Estate Securities Fund

Shareholder Expense Example — December 31, 2005 (Unaudited)

Fund Expenses

The following disclosure provides important information regarding each Fund’s Expense Example, which appears on each Fund’s individual page in this Annual Report. Please refer to this information when reviewing the Expense Example for a Fund.

Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees; and other Fund expenses. The Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period indicated, which for this Fund is from July 1, 2005 to December 31, 2005.

Actual Expenses

The information in the table under the heading “Actual Performance” provides information about actual account values and actual expenses. You may use the information in this column, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first column in the row entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The information in the table under the heading “Hypothetical Performance (5% return before expenses)” provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the information under the heading “Hypothetical Performance (5% return before expenses)” is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual Performance	Hypothetical Performance (5% return before expenses)
Beginning Account Value July 1, 2005	$1,000.00	$1,000.00
Ending Account Value December 31, 2005	$1,066.80	$1,020.57
Expenses Paid During Period*	$4.79	$4.69

*	Expenses are equal to the Fund’s annualized expense ratio of 0.92% (representing the six month period annualized), multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period). Reflects amounts waived and/or reimbursed by the investment adviser. Without the waiver and/or reimbursement, expenses would have been higher.

Real Estate Securities Fund 51

Russell Investment Funds

Real Estate Securities Fund

Schedule of Investments — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Common Stocks - 97.2%
Apartments - 16.6%
Apartment Investment & Management Co. Class A (ö)	122,325	4,632
Archstone-Smith Trust (ö)	337,972	14,158
AvalonBay Communities, Inc. (ö)(Ñ)	222,700	19,876
BRE Properties, Inc. Class A (ö)	23,900	1,087
Camden Property Trust (ö)	160,900	9,319
Equity Residential (ö)	359,000	14,044
Essex Property Trust, Inc. (ö)	62,900	5,799
GMH Communities Trust (ö)	144,000	2,233
Post Properties, Inc. (ö)	9,200	368
United Dominion Realty Trust, Inc. (ö)	79,800	1,871

		73,387

Diversified - 5.8%
Colonial Properties Trust (ö)	32,000	1,343
iStar Financial, Inc. (ö)	34,800	1,241
Spirit Finance Corp. (ö)	218,400	2,479
Vornado Realty Trust (ö)	246,814	20,601

		25,664

Free Standing Retail - 0.1%
Realty Income Corp. (ö)	27,700	599

Health Care - 3.5%
Health Care REIT, Inc. (ö)	10,200	346
Healthcare Realty Trust, Inc. (ö)(Ñ)	55,000	1,830
LTC Properties, Inc. (ö)(Ñ)	17,700	372
National Health Investors, Inc. (ö)(Ñ)	33,350	866
Omega Healthcare Investors, Inc. (ö)(Ñ)	82,600	1,040
Ventas, Inc. (ö)	349,250	11,183

		15,637

Industrial - 7.7%
AMB Property Corp. (ö)	129,400	6,363
Centerpoint Properties Trust (ö)	84,400	4,176
First Potomac Realty Trust (ö)(Ñ)	22,600	601
ProLogis (ö)	492,198	22,995

		34,135

Lodging/Resorts - 9.3%
Hilton Hotels Corp.	324,400	7,821
Hospitality Properties Trust (ö)(Ñ)	16,500	662
Host Marriott Corp. (ö)	672,000	12,734
LaSalle Hotel Properties (ö)	91,400	3,356
Starwood Hotels & Resorts Worldwide, Inc. (ö)	255,832	16,338
Strategic Hotel Capital, Inc. (ö)(Ñ)	19,600	403

		41,314

Manufactured Homes - 0.9%
Equity Lifestyle Properties, Inc. (ö)(Ñ)	77,633	3,454
Sun Communities, Inc. (ö)	10,500	330

		3,784

Mixed Industrial/Office - 3.0%
Duke Realty Corp. (ö)	145,700	4,866
Liberty Property Trust (ö)(Ñ)	152,000	6,513
PS Business Parks, Inc. (ö)	41,900	2,062

		13,441

Office - 19.4%
Alexandria Real Estate Equities, Inc. (ö)	28,400	2,286
American Financial Realty Trust (ö)(Ñ)	64,400	773
Arden Realty, Inc. (ö)	31,600	1,417
BioMed Realty Trust, Inc. (ö)(Ñ)	122,750	2,995
Boston Properties, Inc. (ö)	303,300	22,484
Brandywine Realty Trust (ö)(Ñ)	170,700	4,764
Brookfield Properties Corp.	268,250	7,892
CarrAmerica Realty Corp. (ö)	99,600	3,449
Corporate Office Properties Trust (ö)	94,400	3,355
Equity Office Properties Trust (ö)	275,100	8,344
Highwoods Properties, Inc. (ö)	67,000	1,906
Kilroy Realty Corp. (ö)(Ñ)	69,600	4,308
Mack-Cali Realty Corp. (ö)	58,000	2,506
Prentiss Properties Trust (ö)	89,400	3,637
Reckson Associates Realty Corp. (ö)	152,200	5,476
SL Green Realty Corp. (ö)	54,900	4,194
Trizec Properties, Inc. (ö)	267,300	6,126

		85,912

Regional Malls - 15.4%
CBL & Associates Properties, Inc. (ö)	48,700	1,924
General Growth Properties, Inc. (ö)	315,800	14,839
Macerich Co. (The) (ö)	179,300	12,038
Mills Corp. (The) (ö)	82,680	3,468
Pennsylvania Real Estate Investment Trust (ö)(Ñ)	7,997	299
Simon Property Group, Inc. (ö)	429,200	32,890
Taubman Centers, Inc. (ö)	86,000	2,988

		68,446

52 Real Estate Securities Fund

Russell Investment Funds

Real Estate Securities Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Self Storage - 4.2%
Extra Space Storage, Inc. (ö)(Ñ)	78,900	1,215
Public Storage, Inc. (ö)	182,875	12,384
Shurgard Storage Centers, Inc. Class A (ö)(Ñ)	22,000	1,248
U-Store-It Trust (ö)	178,800	3,764

		18,611

Shopping Centers - 10.0%
Acadia Realty Trust (ö)	72,700	1,458
Developers Diversified Realty Corp. (ö)	214,600	10,090
Equity One, Inc. (ö)	56,900	1,316
Federal Realty Investors Trust (ö)	131,300	7,963
Inland Real Estate Corp. (ö)(Ñ)	73,900	1,093
Kimco Realty Corp. (ö)	83,000	2,663
Kite Realty Group Trust (ö)	53,000	820
New Plan Excel Realty Trust (ö)	24,800	575
Pan Pacific Retail Properties, Inc. (ö)	117,183	7,838
Ramco-Gershenson Properties Trust (ö)(Ñ)	24,400	650
Regency Centers Corp. (ö)	169,600	9,998

		44,464

Specialty - 1.3%
Digital Realty Trust, Inc. (ö)	21,010	476
Plum Creek Timber Co., Inc. (ö)	141,600	5,105

		5,581

Total Common Stocks
(cost $304,973)		430,975

Short-Term Investments - 2.3%
Frank Russell Investment Company Money Market Fund	9,999,000	9,999

Total Short-Term Investments
(cost $9,999)		9,999

Other Securities - 4.7%
State Street Securities Lending Quality Trust (x)	20,713,856	20,714

Total Other Securities
(cost $20,714)		20,714

Total Investments - 104.2%
(identified cost $335,686)		461,688
Other Assets and Liabilities,
Net - (4.2%)		(18,596)

Net Assets - 100.0%		443,092

See accompanying notes which are an integral part of the financial statements.

Real Estate Securities Fund 53

Russell Investment Funds

Real Estate Securities Fund

Presentation of Portfolio Holdings — December 31, 2005 (Unaudited)

Categories	% of Net Assets
Apartments	16.6
Diversified	5.8
Free Standing Retail	0.1
Health Care	3.5
Industrial	7.7
Lodging/Resorts	9.3
Manufactured Homes	0.9
Mixed Industrial/Office	3.0
Office	19.4
Regional Malls	15.4
Self Storage	4.2
Shopping Centers	10.0
Specialty	1.3
Short-Term Investments	2.3
Other Securities	4.7

Total Investments	104.2
Other Assets and Liabilities, Net	(4.2)

100.0

See accompanying notes which are an integral part of the financial statements.

54 Real Estate Securities Fund

Russell Investment Funds

Core Bond Fund

Portfolio Management Discussion — December 31, 2005 (Unaudited)

Core Bond Fund

Periods Ended 12/31/05	Total Return
1 Year	2.01%
5 Years	5.79	%§
Inception*	6.12	%§

Lehman Brothers Aggregate Bond Index**

Periods Ended 12/31/05	Total Return
1 Year	2.43%
5 Years	5.87	%§
Inception*	6.50	%§

Core Bond Fund 55

Russell Investment Funds

Core Bond Fund

Portfolio Management Discussion, continued — December 31, 2005 (Unaudited)

What is the Fund’s investment objective?

The Fund seeks to provide current income and the preservation of capital.

How did the Fund perform relative to its benchmark for the fiscal year ended December 31, 2005?

For the fiscal year ended December 31, 2005, the Core Bond Fund gained 2.01%. This compared to its benchmark the Lehman Brothers Aggregate Bond Index, which gained 2.43%. The Fund’s performance includes operating expenses, whereas Index returns are unmanaged and do not include expenses of any kind.

For the year ended December 31, 2005, the Lipper® BBB Rated Fixed Income Funds Average and the Lipper® Intermediate Investment Grade Debt Funds Average returned 1.85% and 1.77% respectively. These results serve as peer comparisons and are expressed net of operating expenses.

How did the market conditions described in the Market Summary report affect the Fund’s performance?

Over the course of the year interest rates rose on all but the longest maturity bonds as the Federal Reserve raised interest rates in response to concerns of rising inflationary pressures due to the strong economy and higher energy prices. As a result, nominal returns were muted. The small incremental yield spread between corporates and Treasuries led the Fund’s money managers to underweight investment grade corporate bonds. In addition, the Fund had very little exposure to high yield bonds. With oil and other materials prices continuing to move up, the Fund’s money managers benefited from exposure to debt of select emerging market companies whose main exports were commodities.

What were the primary contributors and detractors to the Fund’s performance during the last 12 months?

An underweight to the underperforming corporate sector helped the Fund’s performance over the year. In addition, a small position in emerging market debt added value as this sector performed well. The Fund’s money managers anticipated the downturn of the mortgage sector and added value through security selection in this sector. In contrast, yield curve positioning detracted from performance as the Fund tended to have greater exposure to bonds with maturities in the three- to five-year range on expectations that the Federal Reserve was near the end of its monetary tightening cycle.

How did the investment strategies and techniques employed by the Fund and its money managers affect its performance?

Over the course of the year, the Fund’s money managers reduced exposure to high yield bonds and took profits as prices of high yield bonds continued to rise. The Fund’s high yield allocation moved from 2.5% at the start of the year to 1.8% by year end. The large returns generated in riskier sectors over the last three years caused the Fund’s money managers to take more defensive positions. Throughout much of the year, the Fund’s money managers held very small allocations to the high yield and emerging market debt sectors, waiting for prices to decline before raising their exposure to these sectors.

As the Federal Reserve continued to raise interest rates, the Fund’s money managers increased exposure to bonds with maturities of three to five years in anticipation that the Fed’s interest rate hikes were almost over. As a result, the Fund ended the year with a continued overweight to the intermediate maturity part of the yield curve and an underweight to the longer maturity part of the yield curve. This strategy was based on the belief that longer maturity bonds would fall in price relative to intermediate maturity bonds.

Due to the combination of compressed yield spreads in riskier sectors, low volatility and historically low yields, the Fund is defensively positioned with respect to its sector and interest rate positions.

Describe any changes to the Fund’s structure or the money manager line-up.

No money manager changes were made to the Fund in 2005.

Money Managers as of December 31, 2005	Styles
Bear Stearns Asset Management Inc.	Sector Rotation
Pacific Investment Management Company LLC	Sector Rotation

*	The Fund commenced operations on January 2, 1997.
**	Lehman Brothers Aggregate Bond Index is composed of securities from Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.
§	Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

56 Core Bond Fund

Russell Investment Funds

Core Bond Fund

Shareholder Expense Example — December 31, 2005 (Unaudited)

Fund Expenses

The following disclosure provides important information regarding each Fund’s Expense Example, which appears on each Fund’s individual page in this Annual Report. Please refer to this information when reviewing the Expense Example for a Fund.

Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees; and other Fund expenses. The Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period indicated, which for this Fund is from July 1, 2005 to December 31, 2005.

Actual Expenses

The information in the table under the heading “Actual Performance” provides information about actual account values and actual expenses. You may use the information in this column, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first column in the row entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The information in the table under the heading “Hypothetical Performance (5% return before expenses)” provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the information under the heading “Hypothetical Performance (5% return before expenses)” is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual Performance	Hypothetical Performance (5% return before expenses)
Beginning Account Value July 1, 2005	$1,000.00	$1,000.00
Ending Account Value December 31, 2005	$997.20	$1,021.68
Expenses Paid During Period*	$3.52	$3.57

*	Expenses are equal to the Fund’s annualized expense ratio of 0.70% (representing the six month period annualized), multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period). Reflects amounts waived and/or reimbursed by the investment adviser. Without the waiver and/or reimbursement, expenses would have been higher.

Core Bond Fund 57

Russell Investment Funds

Core Bond Fund

Schedule of Investments — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Long-Term Investments - 88.6%
Asset-Backed Securities - 5.1%
AAA Trust (þ)
Series 2005-2 Class A1
4.138% due 11/26/35	229	229
Accredited Mortgage Loan Trust (Ê)
Series 2004-2 Class A2
4.679% due 07/25/34	105	105
ACE Securities Corp. (Ê)
Series 2004-OP1 Class M2
5.241% due 04/25/34	285	289
Series 2005-SD3 Class A
4.620% due 08/25/45	600	600
Ameriquest Mortgage Securities, Inc. (Ê)
Series 2002-D Class M1
6.878% due 02/25/33	90	91
Series 2004-R7 Class A6
4.748% due 08/25/34	417	418
Series 2004-R8 Class A5
4.749% due 09/25/34	528	529
Series 2004-R10 Class A5
4.768% due 11/25/34	177	177
Argent Securities, Inc. (Ê)
Series 2004-W3 Class A2
4.598% due 02/25/34	41	41
Series 2005-W4 Class A2A
4.518% due 12/25/35	676	676
Carrington Mortgage Loan Trust (Ê)
Series 2005-NC3 Class A1A
4.271% due 06/25/35	68	68
Citifinancial Mortgage Securities, Inc.
Series 2003-3 Class AF2
3.082% due 08/25/33	41	40
Series 2003-4 Class AF3
3.221% due 10/25/33	65	65
Countrywide Asset-Backed Certificates
Series 2004-10 Class AF2
3.323% due 05/25/22	68	68
Series 2004-13 Class AF2
3.683% due 08/25/24	140	139
Series 2004-BC1 Class M1 (Ê)
4.691% due 02/25/34	105	105
Series 2005-17 Class 1AF1 (Ê)
4.580% due 12/25/36	910	910
Series 2005-17 Class 1AF3
5.711% due 12/25/36	275	275
GMAC Mortgage Corp. Loan Trust
Series 2004-HE5 Class A3
3.970% due 09/25/34	320	315
GSAMP Trust (Ê)
Series 2004-SEA Class A2A
4.481% due 03/25/34	189	189
Series 2004-NC1 Class A3
4.581% due 03/25/34	176	176
Home Equity Asset Trust (Ê)
Series 2004-3 Class M3
5.641% due 08/25/34	205	208
Series 2003-5 Class M1
4.891% due 12/25/33	265	266
Lehman XS Trust (Ê)
Series 2005-1 Class 2A2
4.660% due 05/25/08	240	243
Long Beach Mortgage Loan Trust (Ê)
Series 2003-2 Class M2
6.091% due 06/25/33	290	293
Mastr Asset Backed Securities Trust (Ê)
Series 2003-WMC Class M2
5.841% due 08/25/33	170	172
Morgan Stanley ABS Capital I (Ê)
Series 2003-NC8 Class M3
6.479% due 09/25/33	200	205
Option One Mortgage Loan Trust (Ê)
Series 2003-2 Class M2
5.891% due 04/25/33	235	237
Series 2003-4 Class M2
5.841% due 07/25/33	130	132
Series 2003-3 Class M3
6.191% due 06/25/33	150	152
Park Place Securities, Inc. (Ê)
Series 2004-WWF Class A1D
4.651% due 02/25/35	874	876
Parker Hannifin Employee Stock
Ownership Trust (Å)
6.340% due 07/15/08	165	167
Popular ABS Mortgage Pass-Through Trust
Series 2005-1 Class AF2
3.914% due 05/25/35	85	84
Series 2005-6 Class A3
5.680% due 01/25/36	230	230
Residential Asset Mortgage Products, Inc.
Series 2004-RS8 Class AI2
3.810% due 01/25/26	144	143
Series 2004-RS8 Class AII1 (Ê)
4.331% due 05/25/26	99	99
Series 2004-RS1 Class AI2
3.620% due 07/25/26	135	134
Series 2005-RS4 Class M8 (Ê)
5.779% due 04/25/35	95	92

58 Core Bond Fund

Russell Investment Funds

Core Bond Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Residential Asset Securities Corp.
Series 2004-KS8 Class AI2
3.340% due 10/25/24	395	391
Series 2001-KS3 Class AII (Ê)
4.421% due 09/25/31	73	73
Series 2003-KS1 Class M2 (Ê)
5.941% due 01/25/33	250	251
Series 2003-KS4 Class AIIB (Ê)
4.481% due 06/25/33	196	196
Small Business Administration
Series 2000-P10 Class 1
7.449% due 08/01/10	22	24
Structured Asset Investment Loan Trust (Ê)
Series 2003-BC8 Class M3
6.291% due 08/25/33	225	228
Series 2003-BC1 Class 3A5
4.859% due 10/25/33	89	89
Structured Asset Securities Corp.
Series 2004-19X Class A2
4.370% due 10/25/34	400	397
Tenaska Alabama II Partners, LP (þ)
6.125% due 03/30/23	108	110

		10,997

Corporate Bonds and Notes - 10.6%
Amerada Hess Corp.
6.650% due 08/15/11	65	70
7.300% due 08/15/31	115	133
American Electric Power Co., Inc.
Series C
5.375% due 03/15/10	35	35
American General Finance Corp. (Ê)
Series MTNG
4.000% due 03/23/07	100	100
American International Group, Inc.(þ)
4.700% due 10/01/10	200	197
5.050% due 10/01/15	200	196
American RE Corp.
Series B
7.450% due 12/15/26	235	269
BAE Systems Holdings, Inc.(þ)
6.400% due 12/15/11	500	530
Bank of America Corp.
7.800% due 02/15/10	30	33
BellSouth Corp.
4.200% due 09/15/09	60	58
6.550% due 06/15/34	25	27
Boeing Capital Corp.
6.100% due 03/01/11	65	69
Burlington Northern Santa Fe Corp.
6.875% due 12/01/27	25	29
6.750% due 03/15/29	10	11
Campbell Soup Co.
5.875% due 10/01/08	70	72
CenterPoint Energy Houston Electric LLC
Series J2
5.700% due 03/15/13	110	114
CenterPoint Energy Resources Corp.
Series B
7.875% due 04/01/13	245	280
CIT Group, Inc.
5.750% due 09/25/07	75	76
6.875% due 11/01/09	45	48
Citigroup Global Markets Holdings, Inc. (Ê)
Series MTNM
3.816% due 03/07/08	400	400
Citigroup, Inc.
3.500% due 02/01/08	560	545
4.625% due 08/03/10	100	99
4.700% due 05/29/15	220	213
Clear Channel Communications, Inc.
5.750% due 01/15/13	55	54
Clorox Co.
4.200% due 01/15/10	100	97
5.000% due 01/15/15	70	69
Columbus Southern Power Co.
Series C
5.500% due 03/01/13	55	56
Comcast Cable Communications
8.375% due 05/01/07	195	203
6.750% due 01/30/11	105	111
Countrywide Home Loans, Inc.
Series MTNK
5.500% due 02/01/07	50	50
Credit Suisse First Boston USA, Inc.
4.875% due 08/15/10	25	25
6.500% due 01/15/12	25	27
5.500% due 08/15/13	45	46
Detroit Edison Co.
6.350% due 10/15/32	90	97
Devon Financing Corp. ULC
6.875% due 09/30/11	95	104
Dominion Resources, Inc.
Series B
6.250% due 06/30/12	40	42

Core Bond Fund 59

Russell Investment Funds

Core Bond Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
DPL, Inc.
6.875% due 09/01/11	133	140
DR Horton, Inc.
5.625% due 01/15/16	180	172
Dresdner Funding Trust I (þ)
8.151% due 06/30/31	210	258
Duke Energy Field Services LLC
6.875% due 02/01/11	20	21
El Paso Corp.
8.050% due 10/15/30	400	408
Eli Lilly & Co.
6.770% due 01/01/36	245	294
FedEx Corp.
7.600% due 07/01/97	65	78
Financing Corp.
Principal Only STRIP
Series 15P
Zero coupon due 03/07/19	70	37
Series 10P
Zero coupon due 11/30/17	510	288
Series 6P
Zero coupon due 08/03/18	255	139
FirstEnergy Corp.
Series B
6.450% due 11/15/11	320	339
Series C
7.375% due 11/15/31	115	136
Ford Motor Co.
7.450% due 07/16/31	305	207
7.700% due 05/15/97	185	120
Ford Motor Credit Co.
4.870% due 03/21/07 (Ê)	500	476
5.800% due 01/12/09	1,000	872
7.875% due 06/15/10	95	86
7.375% due 02/01/11	255	224
General Electric Capital Corp.
4.125% due 03/04/08	370	364
4.875% due 10/21/10	635	634
General Electric Co. (Ê)
4.500% due 12/09/08	200	200
General Motors Acceptance Corp.
6.875% due 09/15/11	100	91
Glencore Funding LLC (þ)
6.000% due 04/15/14	265	249
Golden West Financial Corp.
4.125% due 08/15/07	110	109
Goldman Sachs Group, Inc.
6.875% due 01/15/11	355	382
Historic TW, Inc.
9.125% due 01/15/13	190	225
8.050% due 01/15/16	410	467
HJ Heinz Co.
6.375% due 07/15/28	20	21
HJ Heinz Finance Co.
6.750% due 03/15/32	55	60
Household Finance Corp. (Ê)
Series BKNT
4.570% due 09/21/07	500	501
Household Finance Corp.
4.750% due 05/15/09	310	307
6.375% due 11/27/12	210	223
International Lease Finance Corp.
6.375% due 03/15/09	125	130
International Paper Co.
5.500% due 01/15/14	170	167
ITT Industries, Inc.
7.400% due 11/15/25	100	119
JPMorgan Chase & Co.
5.150% due 10/01/15	210	207
Kellogg Co.
Series B
6.600% due 04/01/11	470	503
KeySpan Corp.
7.625% due 11/15/10	150	167
Kraft Foods, Inc.
5.250% due 06/01/07	60	60
5.625% due 11/01/11	560	575
Kroger Co. (The)
8.000% due 09/15/29	15	17
7.500% due 04/01/31	15	17
Lehman Brothers Holdings, Inc.
5.000% due 01/14/11	275	274
Levi Strauss & Co.
12.250% due 12/15/12	100	112
Manufacturers & Traders Trust Co.
5.585% due 12/28/20	85	86
May Department Stores Co. (The)
4.800% due 07/15/09	40	39
5.750% due 07/15/14	100	102
Miller Brewing Co. (þ)
5.500% due 08/15/13	140	143
Monumental Global Funding II (þ)
4.625% due 03/15/10	95	94
Morgan Stanley
6.750% due 04/15/11	225	242
Natexis Ambs Co. LLC (f)(þ)
8.440% due 12/29/49	120	129
National Rural Utilities Cooperative
Finance Corp.
5.750% due 08/28/09	70	72

60 Core Bond Fund

Russell Investment Funds

Core Bond Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
News America Holdings, Inc.
7.750% due 12/01/45	50	57
7.900% due 12/01/95	90	102
8.250% due 10/17/96	20	24
News America, Inc.
6.750% due 01/09/38	20	21
Nisource Finance Corp.
7.875% due 11/15/10	155	172
Norfolk Southern Corp.
7.700% due 05/15/17	20	24
7.050% due 05/01/37	40	48
7.900% due 05/15/97	185	241
Occidental Petroleum Corp.
9.250% due 08/01/19	95	131
Ohio Power Co.
Series F
5.500% due 02/15/13	20	20
Pacific Gas & Electric Co.
3.600% due 03/01/09	45	43
4.200% due 03/01/11	150	144
6.050% due 03/01/34	65	67
Progress Energy, Inc.
7.100% due 03/01/11	155	167
7.000% due 10/30/31	120	133
Qwest Capital Funding, Inc.
7.000% due 08/03/09	25	25
Qwest Corp. (þ)
7.625% due 06/15/15	200	214
RBS Capital Trust I (f)
5.512% due 12/29/49	285	283
RC Trust 1 Equity Preferred
7.000% due 02/15/04	290	146
Safeway, Inc.
7.250% due 02/01/31	25	27
SBC Communications, Inc.
4.125% due 09/15/09	80	77
5.100% due 09/15/14	120	117
6.450% due 06/15/34	5	5
Sprint Capital Corp.
8.375% due 03/15/12	255	296
6.875% due 11/15/28	170	186
8.750% due 03/15/32	115	153
Tele-Communications-TCI Group
9.800% due 02/01/12	140	169
7.875% due 08/01/13	460	520
Texas Genco LLC (þ)
6.875% due 12/15/14	240	260
Time Warner, Inc.
6.750% due 04/15/11	215	226
TXU Corp.
Series O
4.800% due 11/15/09	240	231
Series P
5.550% due 11/15/14	185	176
Tyson Foods, Inc.
8.250% due 10/01/11	60	68
Union Pacific Corp.
5.750% due 10/15/07	55	56
6.125% due 01/15/12	120	126
Union Planters Corp.
7.750% due 03/01/11	50	56
Verizon Global Funding Corp.
7.250% due 12/01/10	800	868
5.850% due 09/15/35	170	164
Wells Fargo & Co.
4.625% due 08/09/10	295	291
4.950% due 10/16/13	65	65
Wisconsin Central Transport
6.625% due 04/15/08	325	337
Wyeth
5.500% due 03/15/13	35	36
5.500% due 02/01/14	35	35
Yum! Brands, Inc.
8.875% due 04/15/11	120	137
Zurich Capital Trust I (þ)
8.376% due 06/01/37	245	265

		22,977

International Debt - 5.0%
Abbey National PLC (f)
(Step Up, 7.570%, 06/15/08)
6.700% due 06/29/49	150	155
AXA SA
8.600% due 12/15/30	50	67
BNP Paribas (f)(þ)
5.186% due 06/29/49	300	291
Brazilian Government International Bond
9.760% due 06/29/09 (Ê)	100	115
9.250% due 10/22/10	60	67
11.000% due 01/11/12	145	177
7.875% due 03/07/15	100	107
8.000% due 01/15/18	600	647
8.875% due 04/15/24	205	229
British Telecommunications PLC
8.375% due 12/15/10	90	102
8.875% due 12/15/30	120	161
Conoco Funding Co.
6.350% due 10/15/11	450	482

Core Bond Fund 61

Russell Investment Funds

Core Bond Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Deutsche Telekom International
Finance BV (Ê)
8.250% due 06/15/30	75	95
EnCana Corp.
6.500% due 08/15/34	40	45
Export-Import Bank of China (þ)
4.875% due 07/21/15	210	204
Export-Import Bank of Korea (þ)
4.125% due 02/10/09	120	117
France Telecom SA
7.750% due 03/01/11	130	145
Gazprom OAO (þ)
8.625% due 04/28/34	80	101
Intelsat, Ltd.
6.500% due 11/01/13	200	149
Ispat Inland ULC
9.750% due 04/01/14	304	344
Korea Development Bank
4.250% due 11/13/07	50	49
Korea Electric Power Corp. (þ)
5.125% due 04/23/34	60	59
Mexico Government International Bond
8.375% due 01/14/11	100	114
6.375% due 01/16/13	130	138
8.300% due 08/15/31	65	84
Mizuho Financial Group Cayman, Ltd. (þ)
5.790% due 04/15/14	200	207
Panama Government International Bond
9.375% due 07/23/12	100	117
Peru Government International Bond
9.125% due 02/21/12	200	228
9.875% due 02/06/15	200	240
Poland Government International Bond
(Step Up, 4.750%, 04/27/06)
4.750% due 10/27/24	200	197
Province of Quebec
5.000% due 07/17/09	20	20
Province of Quebec Canada
6.125% due 01/22/11	630	666
Ras Laffan Liquefied Natural Gas Co., Ltd. II (þ)
5.298% due 09/30/20	75	74
Ras Laffan LNG III (þ)
5.838% due 09/30/27	250	251
Resona Bank, Ltd. (f)(þ)
5.850% due 09/29/49	255	254
Royal Bank of Scotland Group PLC (f)
Series 1
9.118% due 03/31/49	550	630
Russia Government International Bond
8.250% due 03/31/10	200	213
5.000% due 03/31/30	300	339
5.000% due 03/31/30 (þ)	375	423
Santander Financial Issuances
6.375% due 02/15/11	110	117
Sanwa Finance Aruba AEC
8.350% due 07/15/09	135	149
Shaw Communications, Inc.
8.250% due 04/11/10	125	134
Stora Enso OYJ
7.375% due 05/15/11	85	92
Sumitomo Mitsui Banking Corp. (Ê)(f)(þ)
5.625% due 07/29/49	300	299
Systems 2001 AT LLC (þ)
7.156% due 12/15/11	130	136
Telecom Italia Capital SA
4.000% due 01/15/10	860	819
5.250% due 10/01/15	145	141
Telefonica Europe BV
7.750% due 09/15/10	225	246
TELUS Corp.
8.000% due 06/01/11	445	499
Tengizchevroil Finance Co. (þ)
6.124% due 11/15/14	150	153
UFJ Finance Aruba AEC
6.750% due 07/15/13	35	38

		10,926

Mortgage-Backed Securities - 53.6%
ABN Amro Mortgage Corp.
Series 2003-13 Class A3
5.500% due 01/25/34	1,451	1,380
Adjustable Rate Mortgage Trust (Ê)
Series 2005-3 Class 8A2
4.619% due 07/25/35	516	513
American Home Mortgage Investment Trust (Ê)
Series 2004-4 Class 4A
4.390% due 02/25/45	229	223
Banc of America Commercial Mortgage, Inc.
Series 2004-3 Class A3
4.875% due 06/10/39	445	442
Series 2004-4 Class A3
4.128% due 07/10/42	300	291

62 Core Bond Fund

Russell Investment Funds

Core Bond Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Banc of America Funding Corp. (Ê)
Series 2005-D Class A1
4.116% due 05/25/35	182	177
Banc of America Mortgage Securities
Series 2004-1 Class 5A1
6.500% due 09/25/33	24	24
Series 2004-11 Class 2A1
5.750% due 01/25/35	489	484
Bank of America Alternative Loan Trust (Ê)
Series 2003-2 Class CB2
4.879% due 04/25/33	151	151
Series 2003-10 Class 2A2
4.641% due 12/25/33	304	306
Bear Stearns Adjustable Rate
Mortgage Trust
Series 2003-1 Class 6A1
5.070% due 04/25/33	93	92
Series 2003-8 Class 4A1
4.698% due 01/25/34	203	201
Bear Stearns Alt-A Trust
Series 2005-4 Class 23A1
5.426% due 05/25/35	413	415
Countrywide Alternative Loan Trust
Series 2004-2CB Class 1A4 (Ê)
4.591% due 03/25/34	655	656
Series 2005-57C Class 4A3
5.500% due 12/25/35	508	508
Countrywide Home Loan Mortgage Pass Through Trust (Ê)
Series 2005-3 Class 1A2
4.668% due 04/25/35	80	80
Series 2005-9 Class M6
5.528% due 05/25/35	135	132
Series 2005-HYB Class 3A2
5.250% due 11/20/25	99	99
Series 2004-16 Class 1A1
4.778% due 09/25/34	650	651
DLJ Commercial Mortgage Corp.
Series 1998-CF1 Class A1B
6.410% due 02/18/31	332	339
Series 1999-CG1 Class S
Interest Only STRIP
1.037% due 03/10/32	3,651	94
Downey Savings & Loan Association
Mortgage Loan Trust (Ê)
Series 2004-AR3 Class 1A1B
5.358% due 07/19/44	231	234
Fannie Mae
15 Year TBA (Ï)
4.500%	340	331
5.000%	2,460	2,433
5.500%	1,435	1,444
30 Year TBA (Ï)
4.500%	790	744
5.000%	2,850	2,760
5.500%	16,190	16,028
6.000%	490	494
6.500%	205	210
6.000% due 2016	24	24
3.766% due 2017 (Ê)	91	91
5.000% due 2017	744	737
6.000% due 2017	136	139
4.500% due 2018	420	410
5.000% due 2018	332	329
4.500% due 2019	469	457
5.000% due 2019	1,668	1,651
4.500% due 2020	720	703
5.000% due 2020	2,879	2,849
5.500% due 2020	140	141
5.500% due 2029	100	99
6.000% due 2032	701	709
7.000% due 2032	329	342
5.000% due 2033	720	700
5.500% due 2033	3,600	3,573
6.000% due 2033	275	279
5.000% due 2034	846	823
5.500% due 2034	5,598	5,548
6.000% due 2034	589	594
5.000% due 2035	5,960	5,774
5.500% due 2035	28,641	28,376
6.000% due 2035	1,109	1,118
6.500% due 2035	883	907
4.382% due 2036 (Ê)	647	651
Series 1992-10 Class ZD
8.000% due 11/25/21	387	398
Series 2003-32 Class FH (Ê)
4.779% due 11/25/22	459	462
Series 2003-78 Class FI (Ê)
4.594% due 01/25/33	437	439
Series 2004-21 Class FL (Ê)
4.544% due 11/25/32	246	246
Series 2005-65 Class FP (Ê)
4.444% due 08/25/35	390	391
Series 2005-120 Class UF (Ê)
4.515% due 03/25/35	495	497
Fannie Mae Grantor Trust (Ê)
Series 2005-T2 Class 1A1
4.452% due 11/28/35	47	47

Core Bond Fund 63

Russell Investment Funds

Core Bond Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Fannie Mae Whole Loan
Series 2003-W1 Class 1A1
6.500% due 12/25/42	69	70
Federal Home Loan Mortgage Corp.
Structured Pass Through Securities
Series 2004-H01 Class A1
2.614% due 07/15/11	255	252
Series 2005-63 Class 1A1 (Ê)
4.219% due 02/25/45	88	89
Freddie Mac
30 Year TBA (Ï)
5.000%	3,300	3,194
5.500%	3,120	3,091
6.000%	270	273
Series 2000-226 Class F (Ê)
4.420% due 11/15/30	27	27
Series 2003-263 Class YH
3.500% due 08/15/22	526	522
Series 2004-278 Class ZE
4.500% due 04/15/34	1,391	1,112
Series 2005-292 Class IG
Interest Only STRIP
5.000% due 04/15/23	235	37
Series 2003-269 Class FE (Ê)
4.715% due 12/15/28	426	430
Series 2004-277 Class UF (Ê)
4.669% due 06/15/33	599	601
Series 2004-281 Class DF (Ê)
4.565% due 06/15/23	173	175
Series 2005-294 Class FA (Ê)
4.285% due 03/15/20	335	335
Series 2005-305 Class JF (Ê)
4.415% due 10/15/35	433	433
Freddie Mac (Ê)
5.638% due 2030	3	3
Freddie Mac Gold
6.000% due 2016	45	46
5.000% due 2018	339	336
5.500% due 2020	1,379	1,387
5.000% due 2033	268	261
Ginnie Mae I
30 Year TBA (Ï)
6.500%	230	240
6.000% due 2029	19	20
Ginnie Mae II (Ê)
4.375% due 2026	327	328
4.750% due 2027	22	22
3.750% due 2032	233	231
Government National Mortgage Association (Ê)
Series 2000-29 Class F
4.296% due 09/20/30	40	41
Greenwich Capital Commercial Funding Corp.
Series 2004-GG1 Class A7
5.317% due 06/10/36	285	288
Series 2005-GG5 Class A41
5.243% due 04/10/37	580	581
GS Mortgage Securities Corp. II
Series 2005-GG4 Class A4
4.761% due 07/10/39	295	286
Impac CMB Trust (Ê)
Series 2004-3 Class 1A
4.441% due 06/25/34	158	158
Impac Secured Assets CMN Owner Trust (Ê)
Series 2004-3 Class 1A1
4.391% due 11/25/34	37	37
JP Morgan Chase Commercial
Mortgage Securities Corp.
Series 2004-LN2 Class A1
4.475% due 07/15/41	380	370
Series 2005-LDP Class A4
5.179% due 12/15/44	350	354
LB-UBS Commercial Mortgage Trust
Series 2004-C4 Class A3
5.156% due 06/15/29	640	643
Mastr Asset Securitization Trust
Series 2005-2 Class 1A1
5.250% due 11/25/35	799	787
Mellon Residential Funding Corp. (Ê)
Series 2000-TBC Class A1
4.360% due 06/15/30	318	318
Merrill Lynch Mortgage Trust
Series 2004-MKB Class A2
4.353% due 02/12/42	380	372
Series 2005-LC1 Class A2
5.202% due 01/12/44	295	297
Nomura Asset Acceptance Corp. (Ê)
Series 2005-AP1 Class 2A1
4.529% due 02/25/35	197	197
Prime Mortgage Trust (Ê)
Series 2004-CL1 Class 1A2
4.591% due 02/25/34	65	65
Residential Accredit Loans, Inc.
Series 2005-QA8 Class NB3
5.527% due 07/25/35	347	346
Series 2004-QS8 Class A4 (Ê)
4.591% due 06/25/34	466	467

64 Core Bond Fund

Russell Investment Funds

Core Bond Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

		Principal Amount ($) or Shares	Market Value $
Residential Asset Securitization Trust (Ê)
Series 2003-A15 Class 1A2
4.641% due 02/25/34		509	510
Residential Funding Mortgage Sec I (Ê)
Series 2003-S5 Class 1A2
4.641% due 11/25/18		261	263
SACO I, Inc. (Ê)(þ)
Series 2004-2 Class A2
4.381% due 07/25/19		40	40
Sequoia Mortgage Trust (Ê)
Series 2001-5 Class A
4.509% due 10/19/26		169	169
Series 2004-3 Class A
4.270% due 05/20/34		1,083	1,080
Small Business Administration Participation Certificates
Series 2005-20G Class 1
4.750% due 07/01/25		1,000	981
Structured Asset Securities Corp.
Series 2004-21X Class 1A3
4.440% due 12/25/34		650	640
Wachovia Bank Commercial Mortgage Trust
Series 2005-C16 Class A2
4.380% due 10/15/41		660	644
Washington Mutual, Inc.
Series 2005-AR6 Class B3 (Ê)
4.851% due 04/25/45		255	255
Series 2005-AR1 Class 1A1
4.844% due 10/25/35		394	390
Series 2005-AR1 Class A1A1 (Ê)
4.481% due 10/25/45		98	98
Series 2005-AR1 Class A1C1 (Ê)
4.560% due 12/25/45		495	495

			116,127

Municipal Bonds - 1.0%
City of Chicago Illinois General
Obligation Unlimited (µ)
weekly demand 5.000% due 01/01/34		600	620
City of New York New York
General Obligation Unlimited weekly demand
5.000% due 03/01/30		100	103
Eagle Mountain & Saginaw
Independent School District General Obligation Unlimited weekly demand
4.750% due 08/15/33		600	605
Golden State Tobacco Securitization Corp. Revenue Bonds weekly demand
6.750% due 06/01/39		400	447
Tobacco Settlement Financing Corp.
Revenue Bonds
4.375% due 06/01/19		75	75
6.250% due 06/01/43		200	217
University of Texas Revenue Bonds weekly demand
5.000% due 08/15/33		100	104

			2,171

Non-US Bonds - 0.3%
Canadian Government Bond
3.000% due 12/01/36	CAD	42	50
United Kingdom Gilt
5.750% due 12/07/09	GBP	400	727

			777

United States Government Agencies - 2.2%
Fannie Mae
3.875% due 02/15/10		710	688
4.375% due 03/15/13		345	336
Financing Corp.
Principal Only STRIP
Zero coupon due 05/11/16		80	48
Zero coupon due 06/06/16		230	139
Zero coupon due 12/27/16		275	161
Zero coupon due 10/06/17		460	262
Zero coupon due 11/30/17		680	384
Zero coupon due 04/06/18		335	186
Zero coupon due 05/11/18		95	53
Zero coupon due 08/03/18		605	330
Zero coupon due 11/02/18		485	261
Zero coupon due 12/06/18		245	131
Zero coupon due 04/05/19		380	200
Zero coupon due 09/26/19		615	316
Freddie Mac
2.750% due 03/15/08		210	202
4.000% due 12/15/09		715	697
Residual Funding
Principal Only STRIP
Zero coupon due 10/15/20		600	297

			4,691

Core Bond Fund 65

Russell Investment Funds

Core Bond Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
United States Government Treasuries - 10.8%
United States Treasury Inflation
Indexed Bonds
3.375% due 01/15/07 (§)	124	125
2.000% due 07/15/14	3,587	3,567
2.375% due 01/15/25	211	222
United States Treasury Notes
4.375% due 05/15/07	2,320	2,318
3.625% due 06/30/07	3,120	3,084
6.000% due 08/15/09	240	253
3.875% due 05/15/10	3,215	3,154
4.750% due 05/15/14	4,198	4,300
8.750% due 05/15/17	705	968
6.000% due 02/15/26	4,630	5,460

		23,451

Total Long-Term Investments (cost $191,808)		192,117

Preferred Stocks - 0.3%
Financial Services - 0.3%
DG Funding Trust (Å)	49	521

Total Preferred Stocks (cost $516)		521

	Notional Amount $	Market Value $
Options Purchased - 0.0%
(Number of Contracts)
Eurodollar Futures
Mar 2006 95.25 Call (14)	3,334	2
Jun 2006 93.25 Put (41)	9,558	—
Dec 2006 91.75 Put (13)	2,982	—
Dec 2006 92.00 Put (56)	12,880	—
Swaptions
USD Three Month LIBOR
(Fund Pays)/USD
4.800% (Fund Receives)
Feb 2006 0.00 Call (1)	1,300	—
USD Three Month LIBOR
(Fund Pays)/USD
4.500% (Fund Receives)
Apr 2006 0.00 Call (1)	2,000	1
USD Three Month LIBOR
(Fund Pays)/USD
4.750% (Fund Receives)
Aug 2006 0.00 Call (1)	2,000	7
USD Three Month LIBOR
(Fund Pays)/USD
4.250% (Fund Receives)
Oct 2006 0.00 Call (1)	2,000	2
USD Three Month LIBOR
(Fund Pays)/USD
4.500% (Fund Receives)
Oct 2006 0.00 Call (2)	5,000	11

Total Options Purchased (cost $49)		23

66 Core Bond Fund

Russell Investment Funds

Core Bond Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands (except share amounts)

	Principal Amount ($) or Shares	Market Value $
Warrants & Rights - 0.0%
Miscellaneous - 0.0%
Mexico Government International
Bond Value Recovery Rights (Æ)
Series D	2,496,000	49
Series E	1,900,000	47

		96

Utilities - 0.0%
GT Group Telecom, Inc.
2010 Warrants (Æ)(þ)	175	—

Total Warrants & Rights (cost $30)		96

Short-Term Investments - 26.4%
Brazilian Government International Bond (Ê)
5.188% due 04/15/06	16	16
DaimlerChrysler NA Holding Corp. (Ê)
Series MTND
4.698% due 11/17/06	600	600
Danske Corp. (ç)(ž)
4.030% due 02/06/06	800	797
Dexia Del LLC (ž)
4.375% due 03/13/06	900	892
4.380% due 03/14/06	1,900	1,883
DNB NOR Bank ASA (ž)
4.265% due 02/22/06 (ç)	700	696
4.380% due 03/15/06	2,400	2,373
Duke Capital LLC
4.302% due 05/18/06	70	70
Duke Energy Field Services LLC
5.750% due 11/15/06	30	30
Fannie Mae (Ê)
3.799% due 09/22/06	400	400
Federal National Mortgage Association
Discount Notes (ç)(ž)
4.060% due 02/01/06	2,400	2,392
France Telecom SA
7.200% due 03/01/06	440	442
Frank Russell Investment Company
Money Market Fund	25,283,000	25,283
Freddie Mac Discount Notes (ž)
3.881% due 01/03/06 (ç)	1,200	1,200
4.142% due 03/14/06	100	99
4.354% due 05/16/06	2,000	1,967
General Electric Capital Corp. (ž)
4.380% due 03/15/06	2,800	2,774
General Motors Acceptance Corp. (Ê)
5.070% due 04/13/06	800	789
HBOS Treasury Service PLC (ç)
4.175% due 02/07/06	1,900	1,892
4.285% due 02/24/06	1,200	1,192
Swedbank Forenings (ç)(ž)
4.075% due 01/20/06	900	898
4.170% due 02/03/06	2,100	2,092
UBS Financial Del, LLC (ç)(ž)
4.190% due 01/03/06	400	400
4.170% due 02/03/06	2,700	2,693
United States Treasury Bills (ž)
3.970% due 01/03/06 (ç)(§)	30	30
3.895% due 03/02/06 (§)	205	204
3.670% due 03/16/06 (§)	50	49
3.820% due 03/16/06 (§)	20	20
3.830% due 03/16/06 (§)	605	600
3.840% due 03/16/06 (§)	115	114
3.841% due 03/16/06 (§)	10	10
3.870% due 03/16/06 (§)	20	20
7.000% due 07/15/06	85	86
3.000% due 12/31/06	1,805	1,780
WestPac Trust Securities, Ltd. (ç)(ž)
3.970% due 01/03/06	2,400	2,399

Total Short-Term Investments (cost $57,209)		57,182

Total Investments - 115.3% (identified cost $249,612)		249,939

Other Assets and Liabilities,
Net - (15.3%)		(33,165)

Net Assets - 100.0%		216,774

A portion of the portfolio has been fair valued as of period end.

See accompanying notes which are an integral part of the financial statements.

Core Bond Fund 67

Russell Investment Funds

Core Bond Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands

Futures Contracts (Number of Contracts)	Notional Amount $	Unrealized Appreciation (Depreciation) $
Long Positions
Eurodollar Futures (CME)
expiration date 03/06 (4)	952	(1)
expiration date 06/06 (4)	952	(1)
expiration date 09/06 (20)	4,758	(15)
expiration date 12/06 (129)	30,704	19
expiration date 03/07 (72)	17,145	(1)
expiration date 06/07 (41)	9,765	(3)
expiration date 09/07 (19)	4,525	(1)
United States Treasury Bonds
expiration date 03/06 (33)	3,768	53
United States Treasury 2 Year Notes
expiration date 03/06 (42)	8,618	(1)
United States Treasury 5 Year Notes
expiration date 03/06 (58)	6,168	14
United States Treasury 10 Year Notes
expiration date 03/06 (19)	2,079	14

Short Positions
United States Treasury 5 Year Notes
expiration date 03/06 (19)	2,021	(3)

Total Unrealized Appreciation (Depreciation) on Open Futures Contracts		74

Options Written (Number of Contracts)	Notional Amount $	Market Value $
Eurodollar Futures
Sep 2006 95.50 Call (4)	955	(1)
Sep 2006 95.00 Put (3)	713	(1)
Sep 2006 95.25 Put (19)	4,524	(12)
Sep 2006 95.50 Put (4)	955	(4)
Dec 2006 95.00 Put (3)	713	(1)
Dec 2006 95.25 Put (91)	21,669	(67)
Dec 2006 95.50 Put (15)	3,581	(17)
Mar 2007 95.25 Put (4)	953	(3)
Eurodollar
Midcurve 1 Year Futures
Mar 2006 95.50 Call (14)	3,343	(2)
Swaptions
GBP 4.500%
(Fund Pays)/GBP
Six Month LIBOR
(Fund Receives)
Dec 2006 0.00 Put (1)	2,000	(7)
USD Three Month LIBOR
(Fund Pays)/USD
4.810% (Fund Receives)
Feb 2006 0.00 Call (1)	300	(1)
USD Three Month LIBOR
(Fund Pays)/USD
4.540% (Fund Receives)
Apr 2006 0.00 Call (1)	1,000	(2)
USD Three Month LIBOR
(Fund Pays)/USD
4.780% (Fund Receives)
Aug 2006 0.00 Call (1)	1,000	(8)
USD Three Month LIBOR
(Fund Pays)/USD
4.300% (Fund Receives)
Oct 2006 0.00 Call (1)	1,000	(3)
USD Three Month LIBOR
(Fund Pays)/USD
4.540% (Fund Receives)
Oct 2006 0.00 Call (1)	1,000	(5)
USD Three Month LIBOR
(Fund Pays)/USD
4.560% (Fund Receives)
Oct 2006 0.00 Call (1)	1,000	(6)
United States Treasury Notes
10 Year Futures
Feb 2006 111.00 Call (7)	777	(2)
United States Treasury Notes
10 Year Futures
Feb 2006 107.00 Put (12)	1,284	(2)

Total Liability for Options Written (premiums received $185)		(144)

See accompanying notes which are an integral part of the financial statements.

68 Core Bond Fund

Russell Investment Funds

Core Bond Fund

Schedule of Investments, continued — December 31, 2005

Amounts in thousands

Foreign Currency Exchange Contracts

Amount Sold		Amount Bought		Settlement Date	Unrealized Appreciation (Depreciation) $
USD	48	EUR	41	01/18/06	—
USD	49	EUR	41	01/18/06	—
USD	100	EUR	84	01/18/06	—
USD	119	EUR	100	01/18/06	—
USD	164	EUR	140	01/18/06	2
USD	1,805	EUR	1,510	06/23/06	—
USD	151	GBP	88	01/12/06	—
USD	1,200	JPY	141,326	01/10/06	—
CAD	38	USD	32	01/12/06	(1)
JPY	10,855	GBP	53	01/12/06	(1)
JPY	10,855	GBP	53	01/12/06	—
JPY	11,284	GBP	54	01/12/06	(2)
JPY	11,284	GBP	54	01/12/06	(1)

Total Unrealized Appreciation (Depreciation) on Open Foreign Currency Exchange Contracts					(3)

Interest Rate Swaps Contracts

Counter Party	Notional Amount		Fund Receives	Fund Pays	Termination Date	Market Value $
Barclays Bank PLC	GBP	50	5.000%	6 Month LIBOR	06/16/11	2
Barclays Bank PLC	USD	1,500	5.000%	3 Month LIBOR	06/21/08	4
BNP Paribas	USD	500	2.090%	Consumer Price Index (France)	12/15/10	2
Goldman	USD	300	5.000%	3 Month LIBOR	06/21/16	1
Lehman Brothers	USD	4,700	4.000%	3 Month LIBOR	06/21/11	20
Lehman Brothers	USD	200	5.000%	3 Month LIBOR	12/15/35	(3)
Merrill	GBP	100	4.000%	6 Month LIBOR	12/15/35	(1)

Total Market Value of Open Interest Rate Swap Contracts Premiums Paid (Received) - ($11)						25

See accompanying notes which are an integral part of the financial statements.

Core Bond Fund 69

Russell Investment Funds

Core Bond Fund

Presentation of Portfolio Holdings — December 31, 2005 (Unaudited)

Categories	% of Net Assets
Asset-Backed Securities	5.1
Corporate Bonds and Notes	10.6
International Debt	5.0
Mortgage-Backed Securities	53.6
Municipal Bonds	1.0
Non-US Bonds	0.3
United States Government Agencies	2.2
United States Government Treasuries	10.8
Preferred Stocks	0.3
Warrants & Rights	—	*
Short-Term Investments	26.4

Total Investments	115.3
Other Assets and Liabilities, Net	(15.3)

	100.0

Futures Contracts	—	*
Options Written	(0.1)
Foreign Currency Exchange Contracts	(—	)*
Interest Rate Swaps Contracts	—	*

*	Less than .05% of net assets.

See accompanying notes which are an integral part of the financial statements.

70 Core Bond Fund

Russell Investment Funds

Notes to Schedules of Investments — December 31, 2005

Footnotes:

(Æ)	Nonincome-producing security.
(ö)	Real Estate Investment Trust (REIT).
(§)	All or a portion of the shares of this security are held as collateral in connection with futures contracts purchased (sold), options written, or swaps entered into by the Fund.
(Ž)	Rate noted is yield-to-maturity from date of acquisition.
(Ç)	At amortized cost, which approximates market.
(Ê)	Adjustable or floating rate security. Rate shown reflects rate in effect at period end.
(Ï)	Forward commitment.
(ƒ)	Perpetual floating rate security. Rate shown reflects rate in effect at period end.
(µ)	Bond is insured by a guarantor.
(æ)	Pre-refunded: These bonds are collateralized by US Treasury securities, which are held in escrow by a trustee and used to pay principal and interest in the tax-exempt issue and to retire the bonds in full at the earliest refunding date. The rate noted is for descriptive purposes; effective yield may vary.
(ø)	In default.
(ß)	Illiquid security.
(x)	The security is purchased with the cash collateral from the securities loaned.
(Ñ)	All or a portion of the shares of this security are on loan.
(	þ) Restricted security. Security may have contractual restrictions on resale, may have been offered in a private placement transaction, and may not be registered under the Securities Act of 1933.
(Å)	Illiquid and restricted security.

Abbreviations:

ADR - American Depositary Receipt

ADS - American Depositary Share

CIBOR - Copenhagen Interbank Offered Rate

CMO - Collateralized Mortgage Obligation

CVO - Contingent Value Obligation

FDIC - Federal Deposit Insurance Company

GDR - Global Depositary Receipt

GDS - Global Depositary Share

LIBOR - London Interbank Offered Rate

NIBOR - Norwegian Interbank Offered Rate

PIK - Payment in Kind

REMIC - Real Estate Mortgage Investment Conduit

STRIP - Separate Trading of Registered Interest and Principal of Securities

TBA - To Be Announced Security

Foreign Currency Abbreviations:

ARS - Argentine peso

AUD - Australian dollar

BRL - Brazilian real

CAD - Canadian dollar

CHF - Swiss franc

CLP - Chilean peso

CNY - Chinese renminbi yuan

COP - Colombian peso

CRC - Costa Rica colon

CZK - Czech koruna

DKK - Danish krone

EGP - Egyptian pound

EUR - Euro

GBP - British pound sterling

HKD - Hong Kong dollar

HUF - Hungarian forint

IDR - Indonesian rupiah

ILS - Israeli shekel

INR - Indian rupee

ITL - Italian lira

JPY - Japanese yen

KES - Kenyan schilling

KRW - South Korean won

MXN - Mexican peso

MYR - Malaysian ringgit

NZD - New Zealand dollar

PEN - Peruvian nouveau sol

PHP - Philippine peso

PLN - Polish zloty

RUB - Russian ruble

SEK - Swedish krona

SGD - Singapore dollar

SKK - Slovakian koruna

THB - Thai baht

TRY - Turkish lira

USD - United States dollar

VEB - Venezuelan bolivar

VND - Vietnamese dong

ZAR - South African rand

Notes to Schedules of Investments 71

Russell Investment Funds

Statement of Assets and Liabilities — December 31, 2005

Amounts in thousands	Multi-Style Equity Fund
Assets
Investments, at identified cost	$327,656

Investments, at market***	363,966
Cash	—
Foreign currency holdings*	—
Unrealized appreciation on foreign currency exchange contracts	—
Receivables:
Dividends and interest	383
Dividends from affiliated money market fund	67
Investments sold	1,943
Fund shares sold	1,071
Foreign taxes recoverable	—
From Adviser	—
Prepaid expenses	1
Unrealized appreciation on index swap contracts	—
Interest rate swap contracts, at market value****	—

Total assets	367,431

Liabilities
Payables:
Due to custodian	—
Investments purchased	2,319
Fund shares redeemed	679
Accrued fees to affiliates	236
Other accrued expenses	42
Daily variation margin on futures contracts	75
Unrealized depreciation on foreign currency exchange contracts	—
Options written, at market value**	—
Payable upon return of securities loaned	14,421
Interest rate swap contracts, at market value****	—

Total liabilities	17,772

Net Assets	$349,659

Net Assets Consist of:
Undistributed (overdistributed) net investment income	$852
Accumulated net realized gain (loss)	(51,533)
Unrealized appreciation (depreciation) on:
Investments	36,310
Futures contracts	(177)
Options written	—
Index swap contracts	—
Interest rate swap contracts	—
Foreign currency-related transactions	—
Shares of beneficial interest	261
Additional paid-in capital	363,946

Net Assets	$349,659

See accompanying notes which are an integral part of the financial statements.

72 Statement of Assets and Liabilities

Russell Investment Funds

Statement of Assets and Liabilities — December 31, 2005

Amounts in thousands	Aggressive Equity Fund	Non-U.S. Fund	Real Estate Securities Fund	Core Bond Fund
Assets
Investments, at identified cost	$227,977	$287,129	$335,686	$249,612

Investments, at market***	257,287	350,800	461,688	249,939
Cash	—	—	—	19
Foreign currency holdings*	—	2,236	—	8
Unrealized appreciation on foreign currency exchange contracts	—	531	—	2
Receivables:
Dividends and interest	234	322	2,188	1,304
Dividends from affiliated money market fund	31	76	56	92
Investments sold	1,595	1,076	1,509	4,022
Fund shares sold	3	164	265	11
Foreign taxes recoverable	—	41	—	—
From Adviser	1	47	—	—
Prepaid expenses	—	—	1	—
Unrealized appreciation on index swap contracts	—	45	—	—
Interest rate swap contracts, at market value****	—	—	—	29

Total assets	259,151	355,338	465,707	255,426

Liabilities
Payables:
Due to custodian	—	150	—	—
Investments purchased	1,679	1,121	1,519	38,314
Fund shares redeemed	978	6	16	5
Accrued fees to affiliates	169	245	331	111
Other accrued expenses	47	94	35	41
Daily variation margin on futures contracts	25	224	—	28
Unrealized depreciation on foreign currency exchange contracts	—	674	—	5
Options written, at market value**	—	42	—	144
Payable upon return of securities loaned	51,961	50,521	20,714	—
Interest rate swap contracts, at market value****	—	—	—	4

Total liabilities	54,859	53,077	22,615	38,652

Net Assets	$204,292	$302,261	$443,092	$216,774

Net Assets Consist of:
Undistributed (overdistributed) net investment income	$—	$(1,442)	$—	$299
Accumulated net realized gain (loss)	2,572	(21,311)	5,157	(989)
Unrealized appreciation (depreciation) on:
Investments	29,310	63,671	126,002	327
Futures contracts	(161)	321	—	74
Options written	—	1	—	41
Index swap contracts	—	45	—	—
Interest rate swap contracts	—	—	—	36
Foreign currency-related transactions	—	(166)	—	11
Shares of beneficial interest	142	238	256	212
Additional paid-in capital	172,429	260,904	311,677	216,763

Net Assets	$204,292	$302,261	$443,092	$216,774

See accompanying notes which are an integral part of the financial statements.

Statement of Assets and Liabilities 73

Russell Investment Funds

Statement of Assets and Liabilities, continued — December 31, 2005

		Multi-Style Equity Fund
Net Asset Value, offering and redemption price per share:
Net asset value per share*****		$13.37
Net assets		$349,658,736
Shares outstanding ($.01 par value)		26,150,944

Amounts in thousands
*	Foreign currency holdings - cost	$—
**	Premiums received on options written	$—
***	Securities on loan included in investments	$14,000
****	Interest rate swap contracts - premiums paid (received)	$—
*****	Net asset value per share equals net assets divided by shares of beneficial interest outstanding.

See accompanying notes which are an integral part of the financial statements.

74 Statement of Assets and Liabilities

Russell Investment Funds

Statement of Assets and Liabilities, continued — December 31, 2005

		Aggressive Equity Fund	Non-U.S. Fund	Real Estate Securities Fund	Core Bond Fund
Net Asset Value, offering and redemption price per share:
Net asset value per share*****		$14.40	$12.68	$17.28	$10.23
Net assets		$204,291,660	$302,260,663	$443,091,604	$216,774,245
Shares outstanding ($.01 par value)		14,184,761	23,832,473	25,635,865	21,190,831

Amounts in thousands
*	Foreign currency holdings - cost	$—	$2,249	$—	$8
**	Premiums received on options written	$—	$43	$—	$185
***	Securities on loan included in investments	$50,273	$47,847	$20,182	$—
****	Interest rate swap contracts - premiums paid (received)	$—	$—	$—	$(11)
*****	Net asset value per share equals net assets divided by shares of beneficial interest outstanding.

See accompanying notes which are an integral part of the financial statements.

Statement of Assets and Liabilities 75

Russell Investment Funds

Statement of Operations — For the Fiscal Year Ended December 31, 2005

Amounts in thousands	Multi-Style Equity Fund
Investment Income
Dividends	$5,338
Dividends from affiliated money market fund	558
Interest	36
Securities lending income	15
Less foreign taxes withheld	—

Total investment income	5,947

Expenses
Management fees	2,629
Custodian fees	219
Transfer agent fees	10
Professional fees	58
Trustees’ fees	9
Printing fees	7
Miscellaneous	13

Expenses before reductions	2,945
Expense reductions	(156)

Net expenses	2,789

Net investment income (loss)	3,158

Net Realized and Unrealized Gain (Loss)
Net realized gain (loss) on:
Investments (Non-U.S. Fund - net of foreign capital gains taxes)	27,501
Futures contracts	1,775
Options written	—
Index swap contracts	—
Interest rate swap contracts	—
Foreign currency-related transactions	—

Net realized gain (loss)	29,276

Net change in unrealized appreciation (depreciation) on:
Investments	(7,565)
Futures contracts	(646)
Options written	—
Index swap contracts	—
Interest rate swap contracts	—
Foreign currency-related transactions	—

Net change in unrealized appreciation (depreciation)	(8,211)

Net realized and unrealized gain (loss)	21,065

Net Increase (Decrease) in Net Assets from Operations	$24,223

See accompanying notes which are an integral part of the financial statements.

76 Statement of Operations

Russell Investment Funds

Statement of Operations — For the Fiscal Year Ended December 31, 2005

Amounts in thousands	Aggressive Equity Fund	Non-U.S. Fund	Real Estate Securities Fund	Core Bond Fund
Investment Income
Dividends	$1,900	$6,623	$10,850	$47
Dividends from affiliated money market fund	274	648	472	921
Interest	21	90	—	7,728
Securities lending income	137	204	42	—
Less foreign taxes withheld	—	(679)	—	—

Total investment income	2,332	6,886	11,364	8,696

Expenses
Management fees	1,854	2,593	3,486	1,186
Custodian fees	279	744	157	168
Transfer agent fees	8	9	11	7
Professional fees	44	60	55	49
Trustees’ fees	5	7	11	5
Printing fees	4	6	9	4
Miscellaneous	7	10	14	7

Expenses before reductions	2,201	3,429	3,743	1,426
Expense reductions	(273)	(385)	(11)	(43)

Net expenses	1,928	3,044	3,732	1,383

Net investment income (loss)	404	3,842	7,632	7,313

Net Realized and Unrealized Gain (Loss)
Net realized gain (loss) on:
Investments (Non-U.S. Fund - net of foreign capital gains taxes)	16,022	19,849	38,341	(408)
Futures contracts	824	5,648	—	(533)
Options written	—	86	—	132
Index swap contracts	—	528	—	—
Interest rate swap contracts	—	—	—	(115)
Foreign currency-related transactions	—	(2,208)	—	(76)

Net realized gain (loss)	16,846	23,903	38,341	(1,000)

Net change in unrealized appreciation (depreciation) on:
Investments	(4,308)	9,355	7,220	(2,625)
Futures contracts	(443)	91	—	322
Options written	—	53	—	24
Index swap contracts	—	45	—	—
Interest rate swap contracts	—	—	—	(22)
Foreign currency-related transactions	—	(290)	—	(18)

Net change in unrealized appreciation (depreciation)	(4,751)	9,254	7,220	(2,319)

Net realized and unrealized gain (loss)	12,095	33,157	45,561	(3,319)

Net Increase (Decrease) in Net Assets from Operations	$12,499	$36,999	$53,193	$3,994

See accompanying notes which are an integral part of the financial statements.

Statement of Operations 77

Russell Investment Funds

Statement of Changes in Net Assets — For the Fiscal Years Ended December 31,

	Multi-Style Equity Fund
Amounts in thousands	2005	2004
Increase (Decrease) in Net Assets

Operations
Net investment income (loss)	$3,158	$2,983
Net realized gain (loss)	29,276	21,388
Net change in unrealized appreciation (depreciation)	(8,211)	5,913

Net increase (decrease) in net assets from operations	24,223	30,284

Distributions
From net investment income	(3,627)	(2,311)
From net realized gain	—	—

Net decrease in net assets from distributions	(3,627)	(2,311)

Share Transactions
Net increase (decrease) in net assets from share transactions	(3,696)	8,019

Total Net Increase (Decrease) in Net Assets	16,900	35,992

Net Assets
Beginning of period	332,759	296,767

End of period	$349,659	$332,759

Undistributed (overdistributed) net investment income included in net assets	$852	$1,321

See accompanying notes which are an integral part of the financial statements.

78 Statement of Changes in Net Assets

Russell Investment Funds

Statement of Changes in Net Assets — For the Fiscal Years Ended December 31,

	Aggressive Equity Fund		Non-U.S. Fund		Real Estate Securities Fund		Core Bond Fund
Amounts in thousands	2005	2004	2005	2004	2005	2004	2005	2004
Increase (Decrease) in Net Assets

Operations
Net investment income (loss)	$404	$293	$3,842	$2,492	$7,632	$7,360	$7,313	$3,715
Net realized gain (loss)	16,846	18,530	23,903	18,535	38,341	30,106	(1,000)	4,610
Net change in unrealized appreciation (depreciation)	(4,751)	6,122	9,254	19,260	7,220	58,342	(2,319)	(992)

Net increase (decrease) in net assets from operations	12,499	24,945	36,999	40,287	53,193	95,808	3,994	7,333

Distributions
From net investment income	(355)	(297)	(4,388)	(4,649)	(8,794)	(7,137)	(7,205)	(3,906)
From net realized gain	(18,690)	(6,579)	—	—	(38,314)	(20,710)	(1,809)	(3,110)

Net decrease in net assets from distributions	(19,045)	(6,876)	(4,388)	(4,649)	(47,108)	(27,847)	(9,014)	(7,016)

Share Transactions
Net increase (decrease) in net assets from share transactions	15,255	11,129	10,884	16,509	57,274	57,081	45,943	28,332

Total Net Increase (Decrease) in Net Assets	8,709	29,198	43,495	52,147	63,359	125,042	40,923	28,649

Net Assets
Beginning of period	195,583	166,385	258,766	206,619	379,733	254,691	175,851	147,202

End of period	$204,292	$195,583	$302,261	$258,766	$443,092	$379,733	$216,774	$175,851

Undistributed (overdistributed) net investment income included in net assets	$—	$—	$(1,442)	$(729)	$—	$223	$299	$146

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets 79

Russell Investment Funds

Financial Highlights — For the Fiscal Years Ended

For a Share Outstanding Throughout Each Period.

	$ Net Asset Value, Beginning of Period	$ Net Investment Income (Loss)(a)		$ Net Realized and Unrealized Gain (Loss)	$ Total Income (Loss) from Operations	$ Distributions from Net Investment Income	$ Distributions from Net Realized Gain	$ Return of Capital
Multi-Style Equity Fund

December 31, 2005	12.60	.12		.79	.91	(.14)	—	—
December 31, 2004	11.56	.11		1.02	1.13	(.09)	—	—
December 31, 2003	9.04	.08		2.51	2.59	(.07)	—	—
December 31, 2002	11.84	.06		(2.80)	(2.74)	(.06)	—	—
December 31, 2001	14.13	.07		(2.06)	(1.99)	(.06)	(.24)	—

Aggressive Equity Fund

December 31, 2005	14.90	.03		.90	.93	(.03)	(1.40)	—
December 31, 2004	13.47	.02		1.95	1.97	(.02)	(.52)	—
December 31, 2003	9.26	.01		4.21	4.22	(.01)	—	—
December 31, 2002	11.44	(.02)		(2.16)	(2.18)	—	—	—
December 31, 2001	11.73	—	(c)	(.28)	(.28)	— (c)	—	(.01)

Non-U.S. Fund

December 31, 2005	11.33	.16		1.38	1.54	(.19)	—	—
December 31, 2004	9.76	.11		1.66	1.77	(.20)	—	—
December 31, 2003	7.20	.09		2.69	2.78	(.22)	—	—
December 31, 2002	8.64	.06		(1.37)	(1.31)	(.13)	—	—
December 31, 2001	11.15	.06		(2.52)	(2.46)	(.04)	—	(.01)

Real Estate Securities Fund

December 31, 2005	17.09	.32		1.82	2.14	(.37)	(1.58)	—
December 31, 2004	13.71	.36		4.33	4.69	(.36)	(.95)	—
December 31, 2003	10.51	.55		3.28	3.83	(.61)	—	(.02)
December 31, 2002	10.75	.54		(.13)	.41	(.57)	(.08)	—
December 31, 2001	10.67	.57		.24	.81	(.55)	(.18)	—

Core Bond Fund

December 31, 2005	10.50	.38		(.17)	.21	(.37)	(.11)	—
December 31, 2004	10.47	.24		.24	.48	(.26)	(.19)	—
December 31, 2003	10.43	.31		.31	.62	(.38)	(.20)	—
December 31, 2002	10.13	.36		.52	.88	(.30)	(.28)	—
December 31, 2001	10.07	.54		.18	.72	(.60)	(.06)	—

(a)	Average month-end shares outstanding were used for this calculation.
(b)	May reflect amounts waived and/or reimbursed by FRIMCo as the investment adviser or transfer agent.
(c)	Less than $.01 per share.

See accompanying notes which are an integral part of the financial statements.

80 Financial Highlights

Russell Investment Funds

Financial Highlights — For the Fiscal Years Ended

For a Share Outstanding Throughout Each Period.

	$ Total Distributions	$ Net Asset Value, End of Period	% Total Return	$ Net Assets, End of Period (000)	% Ratio of Expenses to Average Net Assets, Net(b)	% Ratio of Expenses to Average Net Assets, Gross	% Ratio of Net Investment Income to Average Net Assets(b)	% Portfolio Turnover Rate
Multi-Style Equity Fund

December 31, 2005	(.14)	13.37	7.27	349,659.83		.87	.94	130.00
December 31, 2004	(.09)	12.60	9.81	332,759.87		.88	.96	123.29
December 31, 2003	(.07)	11.56	28.86	296,767.87		.95	.82	107.67
December 31, 2002	(.06)	9.04	(23.19)	206,794.92		.99	.61	145.90
December 31, 2001	(.30)	11.84	(14.21)	251,730.92		.99	.57	131.67

Aggressive Equity Fund

December 31, 2005	(1.43)	14.40	6.36	204,292.99		1.13	.21	130.09
December 31, 2004	(.54)	14.90	14.73	195,583	1.05	1.17	.17	150.26
December 31, 2003	(.01)	13.47	45.60	166,385	1.06	1.26	.10	138.95
December 31, 2002	—	9.26	(19.06)	97,794	1.25	1.36	(.17)	139.24
December 31, 2001	(.01)	11.44	(2.36)	111,693	1.25	1.38	.01	180.38

Non-U.S. Fund

December 31, 2005	(.19)	12.68	13.69	302,261	1.12	1.26	1.41	87.98
December 31, 2004	(.20)	11.33	18.30	258,766	1.15	1.28	1.11	73.45
December 31, 2003	(.22)	9.76	38.78	206,619	1.16	1.41	1.14	50.29
December 31, 2002	(.13)	7.20	(15.15)	137,840	1.30	1.48	.77	60.98
December 31, 2001	(.05)	8.64	(22.03)	154,494	1.30	1.43	.64	79.79

Real Estate Securities Fund

December 31, 2005	(1.95)	17.28	12.96	443,092.91		.91	1.86	64.24
December 31, 2004	(1.31)	17.09	34.88	379,733.92		.92	2.43	47.21
December 31, 2003	(.63)	13.71	37.21	254,691.95		.95	4.66	38.84
December 31, 2002	(.65)	10.51	3.80	160,176.99		.99	5.01	55.43
December 31, 2001	(.73)	10.75	7.84	111,982	1.06	1.06	5.35	55.13

Core Bond Fund

December 31, 2005	(.48)	10.23	2.01	216,774.70		.72	3.70	192.66
December 31, 2004	(.45)	10.50	4.66	175,851.70		.73	2.41	216.23
December 31, 2003	(.58)	10.47	6.15	147,202.71		.78	2.86	232.64
December 31, 2002	(.58)	10.43	8.84	140,280.80		.80	3.52	207.60
December 31, 2001	(.66)	10.13	7.41	109,971.80		.88	5.25	205.62

See accompanying notes which are an integral part of the financial statements.

Financial Highlights 81

Russell Investment Funds

Notes to Financial Statements — December 31, 2005

1.	Organization

Russell Investment Funds (the “Investment Company”) is a series investment company with five different investment portfolios referred to as Funds. These financial statements report on all five of the Funds. The Investment Company provides the investment base for one or more variable insurance products issued by one or more insurance companies. These Funds are offered at net asset value to qualified insurance company separate accounts offering variable insurance products. The Investment Company is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. It is organized and operates as a Massachusetts business trust under a master trust agreement dated July 11, 1996. The Investment Company’s master trust agreement permits the Board of Trustees (the “Board”) to issue an unlimited number of shares of beneficial interest at a $.01 par value per share.

2.	Significant Accounting Policies

The Funds’ financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) which require the use of management estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by each Fund in the preparation of its financial statements.

Security Valuation

The Funds value portfolio securities according to Board-approved Securities Valuation Procedures, including Market Value Procedures, Fair Value Procedures and Pricing Services. Debt obligation securities maturing within 60 days of the time of purchase are priced using the amortized cost method of valuation, unless the Board determines that amortized cost does not represent market value of short-term debt obligations. The Board has delegated the responsibility for administration of the Securities Valuation Procedures to Frank Russell Investment Management Company (“FRIMCo” or “Adviser”).

Ordinarily, the Funds value each portfolio security based on market quotations provided by Pricing Services or alternative pricing services or dealers (when permitted by the Market Value Procedures). Generally, Fund securities are valued at the close of the market on which they are traded as follows:

•	US listed equities; equity and fixed income options: Last sale price; last bid price if no last sale price;

•	US over-the-counter equities: Official closing price; last bid price if no closing price;

•	Listed ADRs/GDRs: Last sale price; last bid price if no sales;

•	Municipal bonds, US bonds, Eurobonds/foreign bonds: Evaluated bid price; broker quote if no evaluated bid price;

•	Futures: Settlement price.

•	Investments in other mutual funds are valued at their net asset value per share, calculated at 4 p.m. Eastern time or as of the close of the NYSE, whichever is earlier.

•	The value of swap agreements are equal to the Funds’ obligation (or rights) under swap contracts which will generally be equal to the net amounts to be paid or received under the contracts based upon the relative values of the positions held by each party to the contracts.

•	Equity securities traded on a national securities foreign exchange or an over the counter market (foreign or domestic) are valued on the basis of the official closing price, or lacking the official closing price, at the last sale price of the primary exchange on which the security is traded.

If market quotations are not readily available for a security or if subsequent events suggest that a market quotation is not reliable, the Funds will use the security’s fair value, as determined in accordance with the Fair Value Procedures. This generally means that equity securities and fixed income securities listed and traded principally on any national securities exchange are valued on the basis of the last sale price or, lacking any sales, at the closing bid price, on the primary exchange on which the security is traded. The Fair Value Procedures may involve subjective judgments as to the fair value of securities. The effect of fair value pricing is that securities may not be priced on the basis of quotations from the primary market in which they are traded, but rather may be priced by another method that the Funds’ Board of Trustees believes reflects fair value. The use of fair value pricing by a Fund may cause the net asset value of its shares to differ significantly from the net asset value that would be calculated using current market values. Fair value pricing could also cause discrepancies between the daily movement of the value of Fund shares and the daily movement of the benchmark index if the index is valued using another pricing method.

82 Notes to Financial Statements

Russell Investment Funds

Notes to Financial Statements, continued — December 31, 2005

This policy is intended to assure that the Funds’ net asset values fairly reflect security values as of the time of pricing. Events or circumstances affecting the values of Fund securities that occur between the closing of the principal markets on which they trade and the time the net asset value of Fund Shares is determined may be reflected in the calculation of net asset values for each applicable Fund when the Funds deem that the particular event or circumstance would materially affect such Fund’s net asset value. Funds that invest primarily in frequently traded exchange listed securities will use fair value pricing in limited circumstances since reliable market quotations will often be readily available. Funds that invest in foreign securities are likely to use fair value pricing more often since significant events may occur between the close of foreign markets and the time of pricing which would trigger fair value pricing of the foreign securities. Funds that invest in low rated debt securities are also likely to use fair value pricing more often since the markets in which such securities are traded are generally thinner, more limited and less active than those for higher rated securities. Examples of events that could trigger fair value pricing of one or more securities are: a material market movement (defined in the Fair Value Procedures as the movement by any two of four major US Indexes greater than a certain percentage); a company specific news item; a natural disaster; or an armed conflict.

Because foreign securities can trade on non-business days, the net asset value of a Fund’s portfolio that includes foreign securities may change on days when shareholders will not be able to purchase or redeem fund shares.

Investment Transactions

Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions, if any, are recorded on the basis of specific identified cost incurred by each money manager within a particular Fund.

Investment Income

Dividend income is recorded net of applicable withholding taxes on the ex-dividend date, except that certain dividends from foreign securities are recorded as soon thereafter as the Funds are informed of the ex-dividend date. Interest income is recorded daily on the accrual basis. The Core Bond Fund classifies gains and losses realized on prepayments received on mortgage-backed securities as part of interest income. All premiums and discounts, including original issue discounts, are amortized/accreted using the interest method.

Federal Income Taxes

Since the Investment Company is a Massachusetts business trust, each Fund is a separate corporate taxpayer and determines its net investment income and capital gains (or losses) and the amounts to be distributed to each Fund’s shareholders without regard to the income and capital gains (or losses) of the other Funds.

It is each Fund’s intention to qualify as a regulated investment company and distribute all of its taxable income and capital gains. Therefore, no federal income tax provision was required for the Funds.

Dividends and Distributions to Shareholders

For all Funds, income and capital gain distributions, if any, are recorded on the ex-dividend date. Income distributions are generally declared and paid quarterly, except for the Non-U.S. Fund, which generally declares and pays income distributions annually. Capital gain distributions are generally declared and paid annually. An additional distribution may be paid by the Funds to avoid imposition of federal income and excise tax on any remaining undistributed capital gains and net investment income.

The timing and characterization of certain income and capital gain distributions are determined in accordance with federal tax regulations which may differ from GAAP. As a result, net investment income and net realized gain (or loss) on investment and foreign currency-related transactions for a reporting period may differ significantly from distributions during such period. The differences between tax regulations and GAAP primarily relate to investments in options, futures, forward contracts, swap contracts, passive foreign investment companies, foreign-denominated investments, mortgage-backed securities, certain securities sold at a loss and capital loss carryforwards.

Expenses

The Funds will pay their own expenses other than those expressly assumed by FRIMCo. Most expenses can be directly attributed to the individual Funds. Expenses which cannot be directly attributed to a specific Fund are allocated among all Funds principally based on their relative net assets.

Notes to Financial Statements 83

Russell Investment Funds

Notes to Financial Statements, continued — December 31, 2005

Foreign Currency Translations

The books and records of the Funds are maintained in US dollars. Foreign currency amounts and transactions of the Funds are translated into US dollars on the following basis:

(a)	Market value of investment securities, other assets and liabilities at the closing rate of exchange on the valuation date.

(b)	Purchases and sales of investment securities and income at the closing rate of exchange prevailing on the respective trade dates of such transactions.

Reported net realized gains or losses from foreign currency-related transactions arise from: sales and maturities of short-term securities; sales of foreign currencies; currency gains or losses realized between the trade and settlement dates on securities transactions; the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Non-U.S. Fund’s books and the US dollar equivalent of the amounts actually received or paid. Net unrealized gains or losses from foreign currency-related transactions arise from changes in the value of assets and liabilities, other than investments in securities, at year-end, as a result of changes in the exchange rates.

The Funds do not isolate that portion of the results of operations of the Funds that arises as a result of changes in exchange rates from that portion that arises from changes in market prices of investments during the year. Such fluctuations are included with the net realized and unrealized gain or loss from investments. However, for federal income tax purposes the Funds do isolate the effects of changes in foreign exchange rates from the fluctuations arising from changes in market prices for realized gain (or loss) on debt obligations.

Capital Gains Taxes

The Non-U.S. Fund may be subject to capital gains taxes and repatriation taxes imposed by certain countries in which it invests. The Non-U.S. Fund may record a deferred tax liability in respect of unrealized appreciation on foreign securities for potential capital gains and repatriation taxes at December 31, 2005. The accrual for capital gains and repatriation taxes is included in net unrealized appreciation (depreciation) on investments in the Statement of Assets and Liabilities for the Non-U.S. Fund, if applicable. The amounts related to capital gains taxes are included in net realized gain (loss) on investments in the Statement of Operations for the Fund. The deferred tax liability and capital gains taxes for the Non-U.S. Fund for the period ended December 31, 2005 was $0 and $28,432, respectively.

Derivatives

To the extent permitted by the investment objectives, restrictions and policies set forth in the Funds’ Prospectus and Statement of Additional Information, the Funds may participate in various derivative-based transactions. Derivative securities are instruments or agreements whose value is derived from an underlying security or index. They include options, futures, swaps, swaptions, forwards, structured notes and stripped securities. These instruments offer unique characteristics and risks that assist the Funds in meeting their investment strategies.

The Funds typically use derivatives in two ways: hedging and return enhancement. The Funds may use a hedging strategy for their cash reserves to achieve a strategy of being fully invested by exposing those reserves to the performance of appropriate markets by purchasing equity or fixed income securities, as appropriate, and/or derivatives. Hedging is also used by some Funds to limit or control risks, such as adverse movements in exchange rates and interest rates. Return enhancement can be accomplished through the use of derivatives in a Fund. By purchasing certain instruments, Funds may more effectively achieve the desired portfolio characteristics that assist them in meeting their investment objectives. Depending on how the derivatives are structured and utilized, the risks associated with them may vary widely. These risks are generally categorized as market risk, liquidity risk and counterparty or credit risk.

Foreign Currency Exchange Contracts

In connection with portfolio purchases and sales of securities denominated in a foreign currency, the Non-U.S. and Core Bond Funds may enter into foreign currency exchange spot contracts and forward foreign currency exchange contracts (“contracts”). The Non-U.S. and Core Bond Funds may enter into foreign currency forward overlays on liquidity reserve balances. Additionally, from time to time the Non-U.S. and Core Bond Funds may enter into contracts to hedge certain foreign currency-denominated assets. Contracts are recorded at market value. Certain risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and are generally limited to the amount of unrealized gain on the contracts, if any, that are recognized in the Statement of Assets and Liabilities. Realized gains or losses arising from such transactions are included in net realized gain (or loss) from foreign currency-related transactions. Open contracts at December 31, 2005 are presented on the Schedule of Investments for the Non-U.S. and Core Bond Funds.

84 Notes to Financial Statements

Russell Investment Funds

Notes to Financial Statements, continued — December 31, 2005

Forward Commitments

The Funds may contract to purchase securities for a fixed price at a future date beyond customary settlement time (not to exceed 120 days) consistent with a Fund’s ability to manage its investment portfolio and meet redemption requests. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The Funds may dispose of a forward commitment transaction prior to settlement if it is appropriate to do so and realize short-term gains (or losses) upon such sale. When effecting such transactions, cash or liquid high-grade debt obligations of the Fund in a dollar amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Fund’s records at the trade date and maintained until the transaction is settled. A forward commitment transaction involves a risk of loss if the value of the security to be purchased declines prior to the settlement date or the other party to the transaction fails to complete the transaction.

Options

The Funds may purchase and sell (write) call and put options on securities and securities indices, provided such options are traded on a national securities exchange or in an over-the-counter market. The Funds may also purchase and sell call and put options on foreign currencies. The domestic equity Funds may utilize options to equitize liquidity reserve balances.

When a Fund writes a covered call or a put option, an amount equal to the premium received by the Fund is included in the Fund’s Statement of Assets and Liabilities as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The Fund receives a premium on the sale of a call option but gives up the opportunity to profit from any increase in stock value above the exercise price of the option, and when the Fund writes a put option it is exposed to a decline in the price of the underlying security.

Whether an option which the Fund has written either expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss, if the cost of a closing purchase transaction exceeds the premium received when the option was sold) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a call option which the Fund has written is exercised, the Fund realizes a capital gain or loss from the sale of the underlying security, and the proceeds from such sale are increased by the premium originally received. When a put option which a Fund has written is exercised, the amount of the premium originally received will reduce the cost of the security which a Fund purchases upon exercise of the option. Realized gains (losses) on purchased options are included in net realized gain (loss) from investments.

The Funds’ use of written options involves, to varying degrees, elements of market risk in excess of the amount recognized in the Statement of Assets and Liabilities. The face or contract amounts of these instruments reflect the extent of the Funds’ exposure to market risk. The risks may be caused by an imperfect correlation between movements in the price of the instrument and the price of the underlying securities and interest rates.

Futures Contracts

The Funds may invest in futures contracts (i.e., interest rate, foreign currency and index futures contracts) to a limited extent. The face or contract amounts of these instruments reflect the extent of the Funds’ exposure to off balance sheet risk. The primary risks associated with the use of futures contracts are an imperfect correlation between the change in market value of the securities held by the Fund and the prices of futures contracts and the possibility of an illiquid market. Upon entering into a futures contract, the Funds are required to deposit with a broker an amount, termed the initial margin, which typically represents 5% of the purchase price indicated in the futures contract. Payments to and from the broker, known as variation margin, are required to be made on a daily basis as the price of the futures contract fluctuates. Changes in initial settlement value are accounted for as unrealized appreciation (depreciation) until the contracts are terminated, at which time realized gains and losses are recognized.

Swap Agreements

The Funds may enter into index swap agreements as an additional hedging strategy for cash reserves held by those Funds or to effect investment transactions consistent with these Funds’ investment objectives and strategies. Swap agreements are two party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard swap transaction, the two parties agree to exchange the returns (or differentials in rates of return) earned or realized on

Notes to Financial Statements 85

Russell Investment Funds

Notes to Financial Statements, continued — December 31, 2005 particular investments or instruments. The returns to be exchanged between the parties are calculated with respect to a “notional amount” (i.e. a specified dollar amount that is hypothetically invested in a “basket” of securities representing a particular index). Amounts paid to and received from the swap counterparties representing capital appreciation and depreciation on the underlying securities and accrued interest expense and interest income are recorded as net realized gain (loss). The Fund is exposed to credit risk in the event of non-performance by the swap counterparties; however, the Fund does not anticipate non-performance by the counterparties.

The Core Bond Fund may also enter into swap agreements, on either an asset-based or liability-based basis, depending on whether it is hedging its assets or its liabilities, and will usually enter into swaps on a net basis, i.e., the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. When the Core Bond Fund engages in a swap, it exchanges its obligations to pay or rights to receive payments for the obligations or rights to receive payments of another party (i.e., an exchange of floating rate payments for fixed rate payments).

Interest rate swaps are a counterparty agreement and can be customized to meet each party’s needs and involves the exchange of a fixed payment per period for a payment that is not fixed. Currency swaps are an agreement where two parties exchange specified amounts of different currencies which are followed by a series of interest payments that are exchanged based on the principal cash flow. At maturity the principal amounts are exchanged back. Credit default swaps are a counterparty agreement which allows the transfer of third party credit risk (the possibility that an issuer will default on their obligation by failing to pay principal or interest in a timely manner) from one party to another. The lender faces the credit risk from a third party and the counterparty in the swap agrees to insure this risk in exchange for regular periodic payments.

The Core Bond Fund expects to enter into these transactions primarily to preserve a return or spread on a particular investment or portion of its portfolio or to protect against any increase in the price of securities it anticipates purchasing at a later date. The net amount of the excess, if any, of the Core Bond Fund’s obligations over its entitlements with respect to each swap will be accrued on a daily basis and an amount of cash or liquid high-grade debt securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Core Bond Fund’s custodian. To the extent that the Core Bond Fund enters into swaps on other than a net basis, the amount maintained in a segregated account will be the full amount of the Core Bond Fund’s obligations, if any, with respect to such swaps, accrued on a daily basis. If there is a default by the other party to such a transaction, the Core Bond Fund will have contractual remedies pursuant to the agreement related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid.

Investment in International Markets

Investing in international markets may involve special risks and considerations not typically associated with investing in the United States markets. These risks include revaluation of currencies, high rates of inflation, repatriation, restrictions on income and capital, and future adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices may be more volatile than those of comparable securities in the United States.

Guarantees

In the normal course of business the Funds enter into contracts that contain a variety of representations which provide general indemnifications. The Funds’ maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Funds that have not yet occurred. However, the Funds expect the risk of loss to be remote.

3.	Investment Transactions

Securities

During the period ended December 31, 2005, purchases and sales of investment securities (excluding US Government and Agency obligations, short-term investments, options, futures and repurchase agreements) were as follows:

Funds	Purchases	Sales	Funds	Purchases	Sales
Multi-Style Equity	$413,917,190	$422,478,836	Real Estate Securities	$278,745,567	$254,218,218
Aggressive Equity	243,105,046	245,562,991	Core Bond	131,814,142	111,660,732
Non-U.S.	227,734,243	217,456,942

86 Notes to Financial Statements

Russell Investment Funds

Notes to Financial Statements, continued — December 31, 2005

Purchases and sales of US Government and Agency obligations (excluding short-term investments, options, futures and repurchase agreements) were as follows:

Fund	Purchases	Sales
Core Bond	$254,731,472	$202,763,985

Written Options Contracts

Transactions in written options contracts for the period ended December 31, 2005 were as follows:

	Non-U.S. Fund		Core Bond Fund
	Number of Contracts	Premiums Received	Number of Contracts	Premiums Received
Outstanding December 31, 2004	105	$888,171	122	$42,685
Opened	582	3,651,931	436	280,358
Closed	(676)	(4,497,460)	(15)	(15,027)
Expired	—	—	(360)	(123,461)

Outstanding December 31, 2005	11	$42,642	183	$184,555

Securities Lending

The Investment Company has a securities lending program whereby each Fund can loan securities with a value up to 33 1/3% of its total assets. The Fund receives cash (US currency), US Government or US Government agency obligations as collateral against the loaned securities. To the extent that a loan is collateralized by cash, such collateral is invested by the securities lending agent, State Street Corporation (“State Street”) in short-term instruments, money market mutual funds and other short-term investments that meet certain quality and diversification requirements. Cash collateral invested in money market funds is included in the Schedule of Investments. The collateral received is recorded on a lending Fund’s statement of assets and liabilities along with the related obligation to return the collateral.

Income generated from the investment of cash collateral, less negotiated rebate fees paid to participating brokers and transaction costs, is divided between the Fund and State Street and is recorded as income for the Fund. To the extent that a loan is secured by non-cash collateral, brokers pay the Fund negotiated lenders’ fees, which are divided between the Fund and State Street and are recorded as securities lending income for the Fund. All collateral received will be in an amount at least equal to 102% (for loans of US securities) or 105% (for non-US securities) of the market value of the loaned securities at the inception of each loan. The market value of the loaned securities is determined at the close of business of the Funds and any additional required collateral is delivered to the Fund the next day. Should the borrower of the securities fail financially, there is a risk of delay in recovery of the securities or loss of rights in the collateral. Consequently, loans are made only to borrowers which are deemed to be of good financial standing.

As of December 31, 2005, the non-cash collateral received for the securities on loan in the Aggressive Equity Fund was $125,441. The non-cash collateral consists of a pool of US Government securities.

4.	Related Party Transactions, Fees and Expenses

Manager

FRIMCo advises and administers all of the Funds which comprise the Investment Company. FRIMCo is a wholly-owned subsidiary of Frank Russell Company (a subsidiary of The Northwestern Mutual Life Insurance Company). Frank Russell Company provides money manager research services to FRIMCo.

The Funds are permitted to invest their cash reserves (i.e., cash awaiting investment or cash held to meet redemption requests or to pay expenses), and also may invest a portion of the collateral received from the Investment Company’s securities lending program in the Frank Russell Investment Company (“FRIC”) Money Market Fund. FRIC is a registered investment company that employs the same investment adviser as the Investment Company. As of December 31, 2005, $79,805,000 of the Money Market Fund’s net assets represents investments by the Funds.

Notes to Financial Statements 87

Russell Investment Funds

Notes to Financial Statements, continued — December 31, 2005

The management fees are based upon the average daily net assets of each Fund and the rates specified in the table below are payable monthly and total $11,746,616 for the period ended December 31, 2005.

Funds	Annual Rate	Funds	Annual Rate
Multi-Style Equity	0.78%	Real Estate Securities	0.85%
Aggressive Equity	0.95	Core Bond	0.60
Non-U.S.	0.95

FRIMCo has contractually agreed to waive, at least until April 30, 2006, a portion of its management fee for each Fund, up to the full amount of its fee, equal to the amount by which the Fund’s total operating expenses exceed a specified percentage of a Fund’s average net assets on an annual basis and to reimburse each Fund for all remaining expenses, after fee waivers, that exceed such percentages. There were no reimbursements for the period ended December 31, 2005. The expense caps and waivers for the year ended December 31, 2005, were as follows:

Funds	Expense Cap	Management Fees Waived	Funds	Expense Cap	Management Fees Waived
Multi-Style Equity	0.87%	$11,971	Real Estate Securities	1.10%	$—
Aggressive Equity	1.05	151,071	Core Bond	0.70	37,694
Non-U.S.	1.15	288,847

FRIMCo reimbursed certain Funds for amounts previously paid by those Funds to Russell/Mellon Analytical Services for analytical services received. The amounts of the reimbursement for the period ended December 31, 2005 were:

Funds	Reimbursement Amount	Funds	Reimbursement Amount
Multi-Style Equity	$143,356	Non-U.S.	$95,022
Aggressive Equity	120,566	Real Estate Securities	10,519

FRIMCo does not have the ability to recover amounts waived or reimbursed from previous periods.

Custodian

The Funds have entered into arrangements with their Custodian whereby custody credits realized as a result of uninvested cash balances were used to reduce a portion of the Funds’ expenses. For the period ended December 31, 2005, the Funds’ custodian fees were reduced by the following amounts under these arrangements:

Funds	Custody Credit Amount	Funds	Custody Credit Amount
Multi-Style Equity	$369	Real Estate Securities	$601
Aggressive Equity	877	Core Bond	4,806
Non-U.S.	698

Transfer Agent

FRIMCo serves as Transfer and Dividend Disbursing Agent for the Investment Company. For this service, FRIMCo is paid a fee for transfer agency and dividend disbursing services provided to the Funds. FRIMCo retains a portion of this fee for its services provided to the Funds and pays the balance to unaffiliated agents who assist in providing these services. Total fees for the Funds reported herein for the period ended December 31, 2005 were $43,601.

Distributor

Russell Fund Distributors, Inc. (the “Distributor”), a wholly-owned subsidiary of FRIMCo, is the principal distributor for Investment Company shares. The Distributor receives no compensation from the Investment Company for its services.

Brokerage Commissions

The Funds will effect transactions through Frank Russell Securities, Inc. (“FRS”) and its global network of unaffiliated correspondent brokers. FRS is a registered broker and investment adviser and an affiliate of FRIMCo. Trades placed through FRS and its correspondents are used (i) to obtain research services for FRIMCo to assist it in its capacity as a manager of managers, (ii) to generate commission rebates to the Funds on whose behalf the trades were made, (iii) to manage trading associated with changes in managers, rebalancing across existing managers, cash flows and other portfolio transitions or (iv) to

88 Notes to Financial Statements

Russell Investment Funds

Notes to Financial Statements, continued — December 31, 2005 execute portfolio securities transactions selected by money managers. Effective January 1, 2006, the Funds began transitioning trades used to obtain research services and to generate commission rebates from FRS and LJR (as defined and described more fully below). During the transition, some of these trades may continue to be executed through FRS. For purposes of trading to obtain research services for FRIMCo or to generate commission rebates to the Funds, the Funds’ money managers were requested to and FRIMCo may, with respect to transactions it placed, effect transactions with or through FRS and its correspondents or other brokers only to the extent that the Funds received competitive execution, price and commissions. In addition, FRIMCo recommended targets for the amount of trading that money managers allocated through FRS based upon asset class, investment style and other factors. Research services provided to FRIMCo by FRS or other brokers included performance measurement statistics, fund analytics systems and market monitoring systems. Research services were generally obtained from unaffiliated third parties at market rates. Research provided to FRIMCo may benefit the particular Funds generating the trading activity and may also benefit other Funds within the Investment Company and other funds and clients managed or advised by FRIMCo or its affiliates. Similarly, the Funds may benefit from research provided with respect to trading by those other funds and clients. In some cases, research may also be provided by non-affiliated brokers.

Effective at the beginning of 2006, the Funds began effecting transactions though Lynch, Jones & Ryan, Inc. (“LJR”) and its global network of correspondent brokers. LJR is a registered broker and is not an affiliate of the Funds or FRIMCo. Trades placed through LJR and its correspondents are used (i) to obtain research services for FRIMCo to assist it in its capacity as a manager of managers and (ii) to generate commission rebates to the Funds on whose behalf the trades were made. For purposes of trading to obtain research services for FRIMCo or to generate commission rebates to the Funds, the Funds’ money managers are requested to and FRIMCo may, with respect to transactions it places, effect transactions with or through LJR and its correspondents or other brokers only to the extent that the Funds will receive competitive execution, price and commissions. In addition, FRIMCo recommends targets for the amount of trading that money managers allocate through LJR based upon asset class, investment style and other factors. Research services provided to FRIMCo by LJR or other brokers include performance measurement statistics, fund analytics systems and market monitoring systems. Research services will be generally obtained from unaffiliated third parties at market rates. Research provided to FRIMCo may benefit the particular Funds generating the trading activity and may also benefit other Funds within the Investment Company and other funds and clients managed or advised by FRIMCo or its affiliates. Similarly, the Funds may benefit from research provided with respect to trading by those other funds and clients.

Decisions concerning the acquisition of research services by FRIMCo are approved and monitored by a FRC Soft Dollar Committee, which consists principally of employees in research and investment management roles. The committee acts as an oversight body with respect to purchases of research services acquired by FRIMCo using soft dollars generated by funds managed by FRC affiliates, including the Funds. In addition, the committee is charged with setting an annual soft dollar budget with respect to research purchases.

FRS, LJR or other brokers also may rebate to the Funds a portion of commissions earned on certain trading by the Funds through FRS, LJR and their correspondents in the form of commission recapture. Commission recapture is paid solely to those Funds generating the applicable trades. Commission recapture is generated on the instructions of FRIMCo’s Soft Dollar Committee once FRIMCo’s research budget has been met, as determined annually in the Soft Dollar Committee budgeting process. For the period ended December 31, 2005, there was no commission recapture for the funds.

FRS and LJR retain a portion of all commissions generated, regardless of whether the trades were used to provide research services to FRIMCo or commission recapture to the Funds. Trades through FRS for transition services and manager funding (i.e. brokerage arrangements designed to reduce costs and optimize performance during the transition of Fund assets upon the hire, fire or additional funding of a money manager) are at ordinary and customary commission rates and do not result in commission rebates or accrued credits for the procurement of research related services.

Amounts retained by FRS for the period ended December 31, 2005 were as follows:

Funds	Amount	Funds	Amount
Multi-Style Equity	$19,162	Non-U.S.	$15,645
Aggressive Equity	6,345	Real Estate Securities	1,451

Additionally, the Funds paid brokerage commissions to non-affiliated brokers who provided brokerage and research services to FRIMCo.

Notes to Financial Statements 89

Russell Investment Funds

Notes to Financial Statements, continued — December 31, 2005

Accrued fees payable to affiliates as of December 31, 2005 were as follows:

	Multi-Style Equity	Aggressive Equity	Non-U.S.	Real Estate Securities	Core Bond
Management fees	$233,638	$167,424	$243,809	$329,087	$110,331
Transfer agent fees	1,313	772	1,122	1,691	795
Trustee fees	690	377	474	693	343

	$235,641	$168,573	$245,405	$331,471	$111,469

Board of Trustees

The Russell Fund Complex consists of Frank Russell Investment Company (“FRIC”), which has 34 Funds, and Russell Investment Funds (“RIF”), which has five Funds. Each of the Trustees is a Trustee of both FRIC and RIF. During the period, the Russell Fund Complex paid each of its independent Trustees a retainer of $52,000 per year, $5,000 for each regular quarterly meeting attended in person, $2,000 for each special meeting attended in person, and $2,000 for each Audit Committee meeting or Nominating and Governance Committee meeting or any other committee meeting established and approved by the Board that is attended in person. Each Trustee receives a $500 fee for attending the meetings (quarterly, special, committee) by phone instead of receiving the full fee had the member attended in person. Trustees’ out of pocket expenses are also paid by the Russell Fund Complex. During the period, the Audit Committee Chair was paid a fee of $12,000 per year and the Nominating and Governance Committee chair was paid a fee of $6,000 per year. Prior to June 1, 2005, the Lead Trustee received compensation of $10,000 annually. Effective June 1, 2005 the position of Lead Trustee was eliminated and a new chairperson of the Board was elected with additional annual compensation of $52,000.

5.	Federal Income Taxes

At December 31, 2005, the following Funds had net tax basis capital loss carryforwards which may be applied against any net realized taxable gains in each succeeding year or until their respective expiration dates, whichever occurs first. Available capital loss carryforwards and expiration dates are as follows:

Funds	12/31/09	12/31/10	12/31/11	12/31/13	Totals
Multi-Style Equity	$2,793,373	$42,288,325	$3,302,725	—	$48,384,423
Non-U.S.	—	14,535,990	5,528,524	—	20,064,514
Core Bond	—	—	—	305,131	305,131

At December 31, 2005, the cost of investments, net unrealized appreciation (depreciation), undistributed ordinary income and undistributed long-term capital gains for income tax purposes were as follows:

	Multi-Style Equity	Aggressive Equity	Non-U.S.	Real Estate Securities	Core Bond
Cost of Investments	$330,982,416	$229,247,351	$290,962,466	$336,881,390	$249,904,247

Unrealized Appreciation	$37,822,602	$32,827,718	$61,326,738	$126,324,069	$213,265
Unrealized Depreciation	(4,839,198)	(4,787,937)	(1,489,368)	(1,517,624)	(178,776)

Net Unrealized Appreciation (Depreciation)	$32,983,404	$28,039,781	$59,837,370	$124,806,445	$34,489

Undistributed Ordinary Income	$852,006	$—	$1,051,271	$417,479	$331,667
Undistributed Long-Term Capital Gains (Capital Loss Carryforward)	$(48,384,423)	$3,681,524	$(20,064,514)	$5,935,390	$(305,131)

Tax Composition of Distributions

Ordinary Income	$3,627,325	$4,086,092	$4,388,178	$16,362,723	$8,346,415
Long-Term Capital Gains	$—	$14,958,556	$—	$30,745,614	$667,821

As permitted by tax regulations, the Core Bond Fund intends to defer a net realized capital loss of $255,270 incurred from November 1, 2005 to December 31, 2005.

90 Notes to Financial Statements

Russell Investment Funds

Notes to Financial Statements, continued — December 31, 2005

6.	Fund Share Transactions (amounts in thousands)

Share transactions for the periods ended December 31, 2005 and December 31, 2004 were as follows:

	Shares		Dollars
	2005	2004	2005	2004
Multi-Style Equity
Proceeds from shares sold	3,229	4,020	$41,168	$46,942
Proceeds from reinvestment of distributions	288	196	3,627	2,311
Payments for shares redeemed	(3,769)	(3,484)	(48,491)	(41,234)

Total net increase (decrease)	(252)	732	$(3,696)	$8,019

Aggressive Equity
Proceeds from shares sold	1,195	2,208	$17,241	$30,538
Proceeds from reinvestment of distributions	1,312	474	19,045	6,876
Payments for shares redeemed	(1,447)	(1,906)	(21,031)	(26,285)

Total net increase (decrease)	1,060	776	$15,255	$11,129

Non-U.S.
Proceeds from shares sold	3,350	3,827	$38,487	$38,755
Proceeds from reinvestment of distributions	372	432	4,388	4,649
Payments for shares redeemed	(2,719)	(2,607)	(31,991)	(26,895)

Total net increase (decrease)	1,003	1,652	$10,884	$16,509

Real Estate Securities
Proceeds from shares sold	4,011	4,847	$68,272	$73,559
Proceeds from reinvestment of distributions	2,759	1,702	47,108	27,847
Payments for shares redeemed	(3,350)	(2,912)	(58,106)	(44,325)

Total net increase (decrease)	3,420	3,637	$57,274	$57,081

Core Bond
Proceeds from shares sold	4,891	3,478	$50,716	$36,630
Proceeds from reinvestment of distributions	875	668	9,014	7,016
Payments for shares redeemed	(1,326)	(1,455)	(13,787)	(15,314)

Total net increase (decrease)	4,440	2,691	$45,943	$28,332

7.	Record Ownership

As of December 31, 2005, the following table includes shareholders of record with greater than 10% of the total outstanding shares of each respective Fund. Northwestern Mutual Life Insurance Company separate accounts were the largest shareholders in each Fund.

Funds	# of Shareholders	%
Multi-Style Equity	2	83.6
Aggressive Equity	3	87.0
Non-U.S.	3	91.2
Real Estate Securities	2	82.5
Core Bond	2	86.5

8.	Restricted Securities

Restricted securities are subject to contractual limitations on resale, are often issued in private placement transactions, and are not registered under the Securities Act of 1933 (the “Act”). The most common types of restricted securities are those sold under Rule 144A of the Act and commercial paper sold under Section 4(2) of the Act.

Notes to Financial Statements 91

Russell Investment Funds

Notes to Financial Statements, continued — December 31, 2005

A Fund may invest a portion of its net assets not to exceed 15% in securities that are illiquid. Illiquid securities are securities that may not be readily marketable, and that cannot be sold within seven days in the ordinary course of business at the approximate amount at which the Fund has valued the securities. Restricted securities are generally considered to be illiquid.

The following table lists restricted securities held by a Fund that are illiquid. The following table does not include (1) securities deemed liquid by FRIMCo or a money manager pursuant to Board approved policies and procedures or (2) illiquid securities that are not restricted securities as designated on the Fund’s Schedule of Investments.

Fund - % of Net Assets Securities	Acquisition Date	Principal Amount ($) or Shares	Cost per Unit $	Cost (000) $	Market Value (000) $
Aggressive Equity Fund - 0.2%
Diamondrock Hospitality Co.	06/26/04	20,800	10.00	208	249
Jermyn Investments	05/27/04	9,200	15.00	138	156

					405

Core Bond Fund - 0.3%
DG Funding Trust	11/03/04	49	10,537.12	516	521
Parker Hannifin Employee Stock Ownership Trust	03/09/99	164,682	100.00	165	167

					688

Illiquid securities and restricted securities may be priced by the Funds using fair value procedures approved by the Board of Trustees.

92 Notes to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Russell Investment Funds:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Multi-Style Equity Fund, Aggressive Equity Fund, Non-U.S. Fund, Real Estate Securities Fund, and Core Bond Fund (constituting the Russell Investment Funds, hereafter referred to as the “Funds”) at December 31, 2005, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of the Funds’ management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian, brokers, and transfer agent, provide a reasonable basis for our opinion.

Pricewaterhouse Coopers LLP

Seattle, Washington

February 9, 2006

Report of Independent Registered Public Accounting Firm 93

Russell Investment Funds

Tax Information — December 31, 2005 (Unaudited)

For the tax year ended December 31, 2005, the Funds hereby designate 100% or the maximum amount allowable, of its net taxable income as qualified dividends taxed at individual net capital gain rates.

The Form 1099 you receive in January 2006 will show the tax status of all distributions paid to your account in calendar year 2005.

The Funds designate dividends distributed during the fiscal year as qualifying for the dividends received deduction for corporate shareholders as follows:

Multi-Style Equity	100.0%
Aggressive Equity	21.7%
Non-U.S.	0.0%
Real Estate Securities	3.2%
Core Bond	0.0%

Pursuant to Section 852 of the Internal Revenue Code, the Funds designate the following amounts as long-term capital gain dividends for their taxable year ended December 31, 2005:

Long-Term Capital Gains
Aggressive Equity	14,958,556
Real Estate Securities	30,745,614
Core Bond	667,821

Please consult a tax adviser for any questions about federal or state income tax laws.

The Non-U.S Fund paid foreign taxes of $586,019 and recognized $6,056,974 of foreign source income during the taxable year ended December 31, 2005. Pursuant to Section 853 of the Internal Revenue Code, the Fund designates $.0246 per share of foreign taxes paid and $.2541 of gross income per share earned from foreign sources in the taxable year ended December 31, 2005.

94 Tax Information

Russell Investment Funds

Basis for Approval of Investment Advisory Contracts (Unaudited)

Approval of Investment Advisory Agreement

The Board of Trustees, including all of the Independent Trustees, last considered and approved the continuation of the management agreement with FRIMCo and the portfolio management contract (together, the “investment advisory agreements”) with each Money Manager of the Funds at a meeting held on February 23, 2005. During the course of a year, the Trustees received a wide variety of materials regarding the investment performance of the Funds, sales and redemptions of the Funds’ shares, and the management of the Funds by FRIMCo. In preparation for the annual review, the Board, with the advice and assistance of independent counsel, also received and considered (1) information and reports prepared by FRIMCo relating to the services provided by FRIMCo (and its affiliates) to the Funds, including information requested by the Trustees, and (2) information received from an independent, nationally recognized provider of investment company information comparing the performance of each of the Funds and its operating expenses over various periods of time with other peer funds (“Comparable Funds”) not managed by FRIMCo believed by the provider to be generally comparable in investment objectives and size to the Funds (collectively, the “Agreement Renewal Information”).

Prior to voting, the Independent Trustees reviewed the proposed continuance of the investment advisory agreements with management and independent counsel and received a memorandum from independent counsel discussing the legal standards for their consideration of the proposed continuances. The Independent Trustees also reviewed the proposed continuance in a private session with independent counsel at which no representatives of FRIMCo or management were present. The discussion below reflects both of these reviews.

In evaluating the management agreement with FRIMCo and the portfolio management contracts with the Money Managers of the Funds, the Board considered that the Funds, in employing a manager-of-managers method of investment, operate in a manner that is distinctly different from most other investment companies. In the case of most other investment companies, an advisory fee is paid by the investment company to its adviser which in turn employs and compensates individual portfolio managers to make specific securities selections consistent with the adviser’s style and investment philosophy. All Funds have multiple Money Managers.

The Board considered that FRIMCo (rather than any Money Manager) is responsible under the investment advisory agreement for determining, implementing and maintaining the investment program for each Fund. Assets of each Fund have been allocated among multiple Money Managers.

FRIMCo is responsible for selecting Money Managers for each Fund and for determining allocations and reallocations of assets among the Money Managers. Each Money Manager for a Fund in effect performs the function of an individual portfolio manager who is responsible for selecting portfolio securities for the portion of the Fund assigned to it by FRIMCo in accordance with the Fund’s applicable investment objective, policies and restrictions (each, a “segment”). FRIMCo is responsible for communicating performance expectations and evaluations to each Money Manager; supervising compliance by each Money Manager with each Fund’s investment objectives and policies; authorizing Money Managers to engage in certain investment strategies for a Fund; and recommending annually to the Board whether portfolio management contracts should be renewed, modified or terminated. In addition to its annual recommendation as to the renewal, modification or termination of portfolio management contracts, FRIMCo is responsible for recommending to the Board the restructuring of Fund segments and additions of new Money Managers or replacements of existing Money Managers at any time when, based on FRIMCo’s research and analysis, such actions are appropriate. FRIMCo may develop specific constraints from time to time for each Money Manager intended to capitalize on the strengths of that Money Manager or to coordinate the investment activities of Money Managers for a Fund in a complementary manner. Therefore, FRIMCo’s selection of Money Managers is made not only on the basis of performance considerations but anticipated compatibility with other Money Managers in the same Fund. The performance of individual Money Managers for a Fund may reflect the roles assigned to them by FRIMCo in the Fund’s investment activities and any constraints placed by FRIMCo upon their selection of portfolio securities. In light of the foregoing, the overall performance of each Fund over appropriate periods reflects in great part the performance of FRIMCo in designing the Fund’s investment program, structuring Fund segments, selecting an effective Money Manager for each segment with a style that is complementary to the styles of the Money Managers of other Fund segments, and allocating assets among the Money Managers in a manner designed to achieve the objectives of the Fund.

The Board also considered that the prospectuses for the Funds emphasize to investors FRIMCo’s role as the principal investment manager for each Fund, rather than the investment selection role of the Funds’ Money Managers, and describe the manner in which the Funds operate so that investors may take the information into account when deciding to purchase shares of any such Fund.

Basis for Approval of Investment Advisory Contracts 95

Russell Investment Funds

Basis for Approval of Investment Advisory Contracts, continued (Unaudited)

In addition to these general factors relating to the manager of managers structure of the Funds, the Trustees considered, with respect to each Fund, various specific factors on the basis of the Agreement Renewal Information in evaluating renewal of the advisory agreement with FRIMCo, including the following:

1.	The nature, scope and quality of the services provided to the Fund by FRIMCo;

2.	The management fee paid by the Fund to FRIMCo and the fact that it encompasses all investment advisory fees paid by the Fund, including the fees for any Money Managers of such Fund;

3.	Information provided by FRIMCo as to other fees and benefits received by FRIMCo or its affiliates from the Fund, including any administrative, transfer agent, cash management and securities lending fees, soft dollar arrangements and commissions in connection with portfolio securities transactions;

4.	Information provided by FRIMCo as to investment advisory fees paid by Comparable Funds;

5.	Information provided by FRIMCo as to expenses incurred by the Fund;

6.	Information provided by FRIMCo as to the profits that FRIMCo derives from its mutual fund operations generally and from each Fund; and

7.	The importance of supporting quality, long-term service by FRIMCo to help achieve the Fund’s investment performance, including the continuing need of FRIMCo to retain and attract qualified investment and service professionals to serve the Funds.

On the basis of the information received, the Board, in respect of each Fund, found the management fees charged and costs and expenses incurred by FRIMCo to be fair and reasonable; after giving effect to waivers and/or reimbursements; and considering the composition of the Comparable Funds, the relative performance and expense ratio of the Fund were comparable to those of peer funds; FRIMCo’s methodology of allocating expenses of operating funds in the complex was reasonable; and FRIMCo’s profitability with respect to the Fund was reasonable in light of the nature, scope and quality of the services provided by FRIMCo.

The Board considered for each Fund whether economies of scale have been realized and whether the fees for such Fund appropriately reflect or should be revised to reflect any such economies. In its deliberations, the Board noted its findings reached at a meeting held on December 6, 2004 that the management fees for each Fund appropriately reflect any economies of scale realized by that Fund. Its findings at the earlier meeting were based upon information and analyses prepared by FRIMCo, including information as to variability of Money Manager investment advisory fees and other factors associated with the manager of managers structure employed by most Funds relevant to the Board’s deliberations, and took into consideration the Funds’ rising costs of compliance with applicable laws, rules and regulations.

The Board also considered the special expertise of FRIMCo with respect to the manager of managers structure of the Funds and the likelihood that, at the current expense ratio of each such Fund, there would be no acceptable alternative investment managers to replace FRIMCo on comparable terms given the need to conduct the manager of managers, multi-style strategy of such Fund selected by its shareholders in purchasing their shares.

With respect to the evaluation of the terms of portfolio management contracts with Money Managers, the Board received and considered information from FRIMCo reporting for each Money Manager, among other things, the Money Manager’s performance over various periods; FRIMCo’s assessment of the performance of each Money Manager; any significant business relationships between the Money Manager and Funds, FRIMCo or FRIMCo’s affiliates; and FRIMCo’s recommendation to retain the Money Manager at the current fee rate, to retain the Money Manager at a reduced fee rate or to terminate the Money Manager. FRIMCo recommended that each Money Manager be retained at its current fee rate. FRIMCo advised the Board that it does not regard Money Manager profitability as relevant to its evaluation of the investment advisory agreements with Money Managers because the willingness of Money Managers to serve in such capacity depends upon arm’s-length negotiations with FRIMCo; FRIMCo is aware of the fees charged by Money Managers to other clients; and FRIMCo believes that the fees agreed upon with Money Managers are fair and reasonable in light of the anticipated quality of investment advisory services to be rendered. The Board accepted FRIMCo’s explanation in light of the Board’s findings as to the fairness and reasonableness of the aggregate investment advisory fees paid by each Fund and the fact that each Money Manager’s fee is paid by FRIMCo.

Based substantially upon FRIMCo’s recommendations together with the information received from FRIMCo in support of its recommendations, the Board concluded that the fees paid to the Money Managers of each Fund were fair and reasonable in light of the quality of the investment advisory services provided and that continuation of the portfolio management agreement with each Money Manager of each Fund was in the interests of shareholders.

96 Basis for Approval of Investment Advisory Contracts

Russell Investment Funds

Basis for Approval of Investment Advisory Contracts, continued (Unaudited)

In their deliberations, the Trustees did not identify any particular information as to the investment advisory agreement with FRIMCo or, other than FRIMCo’s recommendation, the portfolio management agreement with any Money Manager that was all-important or controlling and each Trustee attributed different weights to the various factors considered. The Trustees evaluated all information available to them on a Fund-by-Fund basis and their determinations were made in respect of each Fund.

At a meeting held on March 24, 2005, the Trustees received a proposal from FRIMCo to effect certain Money Manager changes for the Non-U.S. Fund and, at a meeting held on August 23, 2005, the Trustees received a proposal from FRIMCo to effect certain Money Manager changes for the Multi-Style Equity Fund. In the case of each such Fund, the Trustees approved the terms of the proposed portfolio management agreement with the successor Money Manager based substantially upon FRIMCo’s recommendation; its explanation as to the lack of relevance of profitability to the evaluation of portfolio management agreements with Money Managers; and its belief that the proposed investment advisory fees for the successor Money Manager would be fair and reasonable in light of the anticipated quality of investment advisory services to be rendered. The Trustees also considered their findings at the February 23, 2005 meeting as to the fairness and reasonableness of the aggregate management fees paid by the Fund, and the fact that the aggregate management fees paid by the Fund would not increase as a result of the implementation of the proposed Money Manager change because the Money Manager’s investment advisory fee is paid by FRIMCo.

At the meeting held on August 23, 2005, the Trustees also received a proposal from FRIMCo to manage directly approximately 5% of the assets of the Fund utilizing a “select holdings strategy” pursuant to the terms of the Management Agreement between the Fund and FRIMCo. Under this strategy, FRIMCo analyzes the stocks purchased for the Fund by each of the Fund’s money managers to identify particular stocks that are concurrently overweighted by two or more of the money managers. FRIMCo uses a proprietary model to rank these stocks. Based on this ranking, FRIMCo will purchase additional shares of certain stocks for the Fund. The strategy is designed to increase the Fund’s exposure to stocks that are collectively viewed as attractive by multiple money managers of the Fund. Implementation of this strategy includes periodic rebalancing of the Fund’s holdings. The Trustees received and considered information from FRIMCo regarding the potential enhancements to the Fund’s performance based upon FRIMCo’s limited experience in employing the same strategy for other types of investment accounts under its management. The Trustees also considered that FRIMCo would not be required to pay investment advisory fees to a money manager with respect to assets for which the select holdings strategy is utilized and that the profits derived by FRIMCo generally and from the Fund consequently may increase incrementally. The Board, however, considered FRIMCo’s advice that it will pay certain money managers additional fees for providing information and other services in connection with the select holdings strategy and expects to incur additional costs in implementing and carrying out the select holdings strategy; the limited amount of assets that would be managed directly by FRIMCo pursuant to the select holdings strategy; the fact that the aggregate investment advisory fees paid by the Fund would not increase as a result of the implementation of the select holdings strategy; and its findings at the meeting held on February 23, 2005 that the aggregate fees payable by the Fund are fair and reasonable. Based upon the agreement renewal information received from FRIMCo at the meeting held on February 23, 2005 and information concerning implementation of the select holdings strategy received from FRIMCo at the meetings held on February 23, 2005, May 17, 2005 and August 23, 2005, the Board in the case of the Fund accepted FRIMCo’s select holdings strategy proposal, concluding in doing so that the management fees paid to FRIMCo by the Fund under its management agreement with FRIMCo continue to be fair and reasonable in light of the nature and anticipated quality of the management services to be rendered by FRIMCo.

Basis for Approval of Investment Advisory Contracts 97

Russell Investment Funds

Shareholder Requests for Additional Information — December 31, 2005 (Unaudited)

As a courtesy to our Fund shareholders, a complete unaudited schedule of investments is made available generally no later than 60 days after the end of the first and third quarters of each year. These reports are available (i) free of charge, upon request, by calling the Fund at (800) 787-7354, (ii) on the Securities and Exchange Commission’s website at www.sec.gov, and (iii) at the Securities and Exchange Commission’s public reference room.

The Board has delegated to FRIMCo, as RIF’s investment manager, the primary responsibility for monitoring, evaluating and voting proxies solicited by or with respect to issuers of securities in which assets of the Funds may be invested. FRIMCo has established a proxy voting committee (“Committee”) and has adopted written proxy voting policies and procedures (“P&P”) and proxy voting guidelines (“Guidelines”). The Funds maintain a Portfolio Holdings Disclosure Policy that governs the timing and circumstances of disclosure to shareholders and third parties of information regarding the portfolio investments held by a Fund. A description of the P&P, Guidelines and Portfolio Holdings Disclosure Policy are contained in the Funds’ Statement of Additional Information (“SAI”). The SAI is available (i) free of charge, upon request, by calling the Fund at (800) 787-7354, and (ii) on the Securities and Exchange Commission’s website at www.sec.gov.

98 Shareholder Requests for Additional Information

Russell Investment Funds

Disclosure of Information about Fund Directors — December 31, 2005 (Unaudited)

The following tables provide information for each officer and trustee of the Russell Fund Complex as of January 1, 2006. The Russell Fund Complex consists of RIF, which has 5 funds and FRIC, which has 34 funds. Each of the trustees is a trustee of both RIF and FRIC. The first table provides information for trustees who are interested trustees. The second table provides information for the independent trustees. The third table provides information for the trustees emeritus. The fourth table provides information for the officers.

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INTERESTED TRUSTEES

* Michael J.A. Phillips, Born January 20, 1948 909 A Street Tacoma, Washington 98402-1616	Trustee since 2002	Appointed until successor is duly elected and qualified	• Chairman of the Board, FRC • 1990-2003, President, FRC • 1993-2003, CEO, FRC • Trustee, FRIC and RIF • Director, FRTC; Frank Russell Investments (Suisse) S.A. (global investment services); Frank Russell Company Limited (consultant to institutional investors in Europe and the UK) • Chairman of the Board and President, Russell 20-20 Association; and Frank Russell Investments (Delaware), Inc. (general partner in various limited partnerships (“FRIDI”))	39	None

INDEPENDENT TRUSTEES

Paul E. Anderson, Born October 15, 1931	Trustee since 1984	Appointed until successor is duly elected and qualified	• President, Anderson Management Group LLC (private investments consulting) • February 2002 to June 2005, Lead Trustee FRIC and RIF	39	None

909 a Street Tacoma, Washington 98402-1616	Chairman of the Nominating and Governance Committee since 2006	Appointed until successor is duly elected and qualified

Kristianne Blake, Born January 22, 1954	Trustee since 2000	Appointed until successor is duly elected and qualified	• President, Kristianne Gates Blake, P.S. (accounting services) • Director and Chairman of the Audit Committee, Avista Corp. • Trustee and Chairman of the Operations and Distribution Committee, WM Group of Funds • February 2002 to June 2005, Chairman of the Audit Committee, FRIC and RIF	39	• Trustee WM Group of Funds (investment company); • Director, Avista Corp
909 A Street Tacoma, Washington 98402-1616	Chairperson since 2005	Annual

*	Mr. Phillips is also an officer and/or director of one or more affiliates of FRIC and RIF and is therefore an interested trustee.

Disclosure of Information about Fund Directors 99

Russell Investment Funds

Disclosure of Information about Fund Directors, continued — December 31, 2005 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INDEPENDENT TRUSTEES (continued)

Daniel P. Connealy, Born June 6, 1946	Trustee since 2003	Appointed until successor is duly elected and qualified	• June 2004 to present, Senior Vice President and Chief Financial Officer, Waddell & Reed Financial, Inc. • 2003, Retired • 2001-2003, Vice President and Chief Financial Officer, Janus Capital Group Inc. • 1979-2001, Audit and Accounting Partner, PricewaterhouseCoopers LLP	39	• Director, Gold Banc Corporation, Inc.
909 A Street Tacoma, Washington 98402-1616	Chairman of the Audit Committee since 2005	Appointed until successor is duly elected and qualified

Jonathan Fine, Born July 8, 1954 909 A Street Tacoma, Washington 98402-1616	Trustee since 2004	Appointed until successor is duly elected and qualified	• President and Chief Executive Officer, United Way of King County, WA	39	None

Raymond P. Tennison, Jr., Born December 21, 1955	Trustee since 2000	Appointed until successor is duly elected and qualified	• President, Simpson Investment Company and several additional subsidiary companies, including Simpson Timber Company, Simpson Paper Company and Simpson Tacoma Kraft Company	39	None
909 A Street Tacoma, Washington 98402-1616

Jack Thompson, Born March 21, 1949	Trustee since 2005	Appointed until successor is duly elected and qualified	• September 2003 to present, Independent Board Chair and Chairman of the Audit Committee, Sparx Japan Fund • May 1999 to May 2003, President, Chief Executive Officer and Director, Berger Financial Group, LLC • May 1999 to May 2003, President and Trustee, Berger Funds	39	• Director, Sparx Japan Fund
909 A Street Tacoma Washington 98402-1616

Julie W. Weston, Born October 2, 1943	Trustee since 2002	Appointed until successor is duly elected and qualified	• Retired since 2000 • 1987 to 2002, Director, Smith Barney Fundamental Value Fund	39	None

909 A Street Tacoma, Washington 98402 - 1616	Chairperson of the Investment Committee since 2006	Appointed until successor is duly elected and qualified

100 Disclosure of Information about Fund Directors

Russell Investment Funds

Disclosure of Information about Fund Directors, continued — December 31, 2005 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
TRUSTEES EMERITUS

* George F. Russell, Jr., Born July 3, 1932 909 A Street Tacoma, Washington 98402-1616	Trustee Emeritus and Chairman Emeritus since 1999	Until resignation or removal	• Director Emeritus, Frank Russell Company (investment consultant to institutional investors (“FRC”)); and FRIMCo • Chairman Emeritus, FRIC and RIF; Frank Russell Securities, Inc. (broker-dealer and investment advisor (“FRS”)); Russell 20-20 Association (non-profit corporation); and Frank Russell Trust Company (non-depository trust company (“FRTC”)) • Chairman, Sunshine Management Services, LLC (investment advisor)	39	None

Paul Anton, Ph.D., Born December 1, 1919	Trustee Emeritus since 2003	Five year term	• Retired since 1997 • Trustee of FRIC and RIF Until 2002	39	None
909 A Street Tacoma, Washington 98402-1616

William E. Baxter, Born June 8, 1925	Trustee Emeritus since 2004	Five year term	• Retired since 1986 • Trustee of FRIC and RIF Until 2004	39	None
909 A Street Tacoma, Washington 98402-1616

Lee C. Gingrich, Born October 6, 1930	Trustee Emeritus since 2006	Five year term	• Retired since 1995 • Trustee of FRIC and RIF Until 2005 • Chairman of the Nominating and Governance Committee 2001-2005	39	None
909 A Street Tacoma, Washington 98402-1616

Eleanor W. Palmer, Born May 5, 1926	Trustee Emeritus since 2004	Five year term	• Retired since 1981 • Trustee of FRIC and RIF Until 2004	39	None
909 A Street Tacoma, Washington 98402-1616

*	Mr. Russell is also a director emeritus of one or more affiliates of FRIC and RIF.

Disclosure of Information about Fund Directors 101

Russell Investment Funds

Disclosure of Information about Fund Directors, continued — December 31, 2005 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years
OFFICERS

Cheryl Wichers Born December 16, 1966	Chief Compliance Officer since 2005	Until successor is chosen and qualified by Trustees

•       Chief Compliance Officer, FRIC

•       Chief Compliance Officer, RIF

•       Chief Compliance Officer, FRIMCo

•       April 2002-May 2005, Manager, Global Regulatory Policy

•       1998-2002, Compliance Supervisor, Russell Investment Group

909 A Street Tacoma, Washington 98402-1616

Greg J. Stark, Born May 3, 1968	President and Chief Executive Officer since 2004	Until successor is chosen and qualified by Trustees

•       President and CEO, FRIC and RIF

•       Chairman of the Board, President and  CEO, FRIMCo

•       Chairman of the Board, President and CEO, RFD

•       Chairman of the Board and President Russell Insurance Agency, Inc. (insurance agency (“RIA”))

•       Until 2004, Managing Director of Individual Investor Services, FRC

•       2000 to 2004, Managing Director, Sales and Client Service, FRIMCo

909 A Street Tacoma, Washington 98402-1616

Mark E. Swanson, Born November 26, 1963	Treasurer and Chief Accounting Officer since 1998	Until successor is chosen and qualified by Trustees	• Treasurer, Chief Accounting Officer and CFO, FRIC and RIF • Director, Funds Administration, FRIMCo, FRTC and RFD • Treasurer and Principal Accounting Officer, SSgA Funds
909 A Street Tacoma, Washington 98402-1616

Thomas F. Hanly, Born November 17, 1964	Chief Investment Officer since 2004	Until removed by Trustees	• Chief Investment Officer, FRIC, RIF, FRC, FRTC • Director and Chief Investment Officer, FRIMCo and RFD • 1999 to 2003, Chief Financial Officer, FRC, FRIC and RIF
909 A Street Tacoma, Washington 98402-1616

Karl J. Ege, Born October 8, 1941	Secretary and General Counsel since 1994	Until removed by Trustees	• General Counsel and Managing Director of Law and Government Affairs, Secretary, FRC
909 A Street Tacoma, Washington 98402-1616

102 Disclosure of Information about Fund Directors

Russell Investment Funds

909 A Street, Tacoma, Washington 98402

(800) 787-7354

Trustees

Paul E. Anderson

Kristianne Blake

Daniel P. Connealy

Jonathan Fine

Michael J.A. Phillips

Raymond P. Tennison, Jr.

Jack Thompson

Julie W. Weston

Trustees Emeritus

George F. Russell, Jr.

Paul Anton, PhD

William E. Baxter

Lee C. Gingrich

Eleanor W. Palmer

Officers

Greg J. Stark, President and Chief Executive Officer

Cheryl Wichers, Chief Compliance Officer

Thomas F. Hanly, Chief Investment Officer

Mark E. Swanson, Treasurer and Chief Accounting Officer

Karl J. Ege, Secretary

Manager and Transfer and Dividend Disbursing Agent

Frank Russell Investment Management Company

909 A Street

Tacoma, WA 98402

Custodian

State Street Bank and Trust Company

Allan Forbes Building

150 Newport Avenue AFB35

North Quincy, MA 02171

Office of Shareholder Inquiries

909 A Street

Tacoma, WA 98402

(800) 787-7354

Legal Counsel

Stradley, Ronon, Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA 19103-7098

Distributor

Russell Fund Distributors, Inc.

909 A Street

Tacoma, WA 98402

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

1420 5th Avenue

Suite 1900

Seattle, WA 98101

Money Managers as of December 31, 2005

Multi-Style Equity Fund

Ark Asset Management Co., Inc., New York, NY

DePrince, Race & Zollo, Inc., Orlando, FL

Institutional Capital Corporation, Chicago, IL

Jacobs Levy Equity Management, Inc., Florham Park, NJ

Montag & Caldwell, Inc., Atlanta, GA

Suffolk Capital Management, LLC, New York, NY

Turner Investment Partners, Inc., Berwyn, PA

Aggressive Equity Fund

CapitalWorks Investment Partners, LLC, San Diego, CA

David J. Greene and Company, LLC, New York, NY

Geewax, Terker & Company, Chadds Ford, PA

Goldman Sachs Asset Management, L.P., New York, NY

Gould Investment Partners LLC, Berwyn, PA

Jacobs Levy Equity Management, Inc., Florham Park, NJ

Nicholas-Applegate Capital Management LLC, San Diego, CA

TimesSquare Capital Management, LLC, New York, NY

Non-U.S. Fund

AQR Capital Management, LLC, Greenwich, CT

Fidelity Management & Research Company, Boston, MA

The Boston Company Asset Management, LLC, Boston, MA

Wellington Management Company, LLP, Boston, MA

Real Estate Securities Fund

AEW Management and Advisors, L.P., Boston, MA

Heitman Real Estate Securities, LLC, Chicago, IL

INVESCO Institutional (N.A.), Inc., through its INVESCO Real Estate division, Dallas, TX

RREEF America L.L.C., Chicago, IL

Core Bond Fund

Bear Stearns Asset Management Inc., New York, NY

Pacific Investment Management Company LLC, Newport Beach, CA

This report is prepared from the books and records of the Funds and is submitted for the general information of shareholders and is not authorized for distribution to prospective investors unless accompanied or preceded by an effective Prospectus. Nothing herein contained is to be considered an offer of sale or a solicitation of an offer to buy shares of Russell Investment Funds. Such offering is made only by Prospectus, which includes details as to offering price and other material information.

Manager, Money Managers and Service Providers 103

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Russell Investment Funds

909 A Street

Tacoma, Washington 98402

253-627-7001

800-787-7354

Fax: 253-591-3495

36-08-023 (12/05)

www.russell.com

Prospectus Supplement

Northwestern Mutual Series Fund, Inc.

Supplement dated November 15, 2005 to

Prospectus dated April 29, 2005

FUND MANAGER CHANGE:

Effective November 15, 2005, the following managers will assume primary responsibility for the day-to-day management of the High Yield Bond and Select Bond Portfolios:

Andrew T. Wassweiler, Chartered Financial Analyst and Certified Public Accountant, is a Director of Mason Street Advisors, LLC, having joined Northwestern Mutual in 1997. Mr. Wassweiler holds a B.A. degree from University of Wisconsin-Madison and a M.S. from the University of Wisconsin-Madison. He has primary responsibility for the management of the High Yield Bond Portfolio, the Mason Street High Yield Bond Fund, the high yield bond portions of the Asset Allocation Portfolio and the Mason Street Asset Allocation Fund and another high yield account for Northwestern Mutual.

R. David Ells, Chartered Financial Analyst, is a Director of Mason Street Advisors, LLC, having joined Northwestern Mutual in 2004. Mr. Ells holds a B.A. degree in Economics from Trinity College. He has primary responsibility for the management of the Select Bond Portfolio, Mason Street Select Bond Fund and the investment grade bond portions of the Asset Allocation Portfolio and the Mason Street Asset Allocation Fund and also manages various fixed income portfolios for Northwestern Mutual.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

This page is not part of the Annual Report.

This booklet contains information about the Northwestern Mutual variable insurance product and the mutual funds identified on the front cover. The mutual funds correspond with the investment divisions available under the variable insurance product (“Product”). The information is prepared for Product owners and does not represent an offer of the Product, nor should it be used in connection with any offer, except when accompanied or preceded by the current Product prospectus or offering circular and the mutual fund prospectuses, which contain detailed information about mutual fund investment objectives and operations, and applicable fees, expenses and sales charges. Prospectuses and offering circulars may be obtained by calling the telephone number or visiting the website address listed below. You should read and carefully consider this information before you invest or send money. The mutual fund reports are prepared from the books and records of the funds. Discussions of investment performance in the reports represent the views of the funds’ portfolio managers as of the dates of the reports. They are not guarantees of investment results, nor should they be relied upon as investment advice or indications of current or future trading strategies of the portfolio managers. Portfolio manager views and security holdings are subject to change at any time.

The Northwestern Mutual Life Insurance Company (Northwestern Mutual), 1-888-455-2232, www.northwesternmutual.com

Product Distributor: Northwestern Mutual Investment Services, LLC (NMIS), member NASD and SIPC.

The Northwestern Mutual

Life Insurance Company • Milwaukee, WI

www.northwesternmutual.com

90-1777 (0786) (REV 0106)

PO BOX 3095

MILWAUKEE WI 53201-3095